EXHIBIT (c)(vii)

Queensland’s Budget Papers for 2017-18.

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Queensland Treasury Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Queensland Treasury Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, ongoing economic, banking and sovereign debt crisis in Europe and any stalling of the protracted United States recovery;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State and Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

Queensland Budget | 2017-18

BUDGET SPEECH

Budget Paper No.1

Queensland Budget Papers 2017-18

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

5. Service Delivery Statements

Appropriation Bills

Budget Highlights

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Queensland Government 2017

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acknowledgement, as permitted under the Copyright Act.

Budget Speech

Budget Paper No.1

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

Appropriation Bill 2017

(First reading speech, 13 June 2017)

Treasurer

The Honourable Curtis Pitt MP

Treasurer

Minister for Trade and Investment

Appropriation Bill 2017

(First reading speech, 13 June 2017)

Treasurer

The Honourable Curtis Pitt MP

Treasurer

Minister for Trade and Investment

Mr Speaker

I move that the Bill be now read for a first time.

Mr Speaker,

Around two-and-a-half years ago, Queensland Labor told Queenslanders that there was a better way.

A better way that included consulting and engaging with stakeholders, industry groups, business and everyday Queenslanders.

A better way that included restoring frontline services.

We’ve put Queenslanders first – with more doctors, nurses and health professionals.

More teachers and teacher aides.

More police, paramedics and fire fighters.

We’ve delivered surpluses in my first two Budgets – even before a spike in world coal prices saw forecast surpluses revised upwards.

Confidence is up.

We’ve implemented a clear economic plan to strengthen and grow our regional and state economies, and deliver jobs.

As a result, our $300 plus billion Queensland economy is growing.

Our unemployment rate is lower.

We’ve created nearly 60,000 net new jobs since the 2015 election.

Mr Speaker, this, the third Budget of the Palaszczuk Government is a Budget that delivers more Jobs for Queensland.

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Economic outlook

Mr Speaker, it has been necessary to frame this Budget in the wake of a natural disaster.

But the cyclone and floods have not dampened our resolve to rebuild and drive economic growth across all parts of Queensland.

Our diverse and resilient economy continues to head in the right direction.

Overall growth in the Queensland economy is forecast to strengthen, from the 2.4 per cent recorded in 2015-16 to 2 3⁄4 per cent in both 2016-17 and 2017-18, before improving to 3 per cent in 2018-19.

Forecasts would have been higher but for the impact of Cyclone Debbie which is expected to shave around $2 billion or  3⁄4 of a percentage point from economic growth across this financial year and next.

Severe Tropical Cyclone Debbie has hit our economy hard slowing growth to now be in line with the rest of the nation.

Coal, sugar, cattle and other exports have been impacted as well as our localised tourism.

However other economic indicators are encouraging.

Queensland businesses are setting export records and our ports are a key part of the logistics chain that sees valuable export income generated for our state.

Overseas exports are expected to grow between 3 per cent and 4 per cent a year over the forecast period.

In the 12 months to April 2017 our exports were worth $61.1 billion, well over $1 billion a week.

This is a strong result when you consider the impacts of Cyclone Debbie and drought.

It shows just how strong and resilient our economy really is.

Growth in services exports such as tourism and education will continue to be supported by a sustained lower Australian dollar and growing demand from Asian markets.

While exports currently underpin a lot of our growth, our domestic economy is seeing an upturn.

We’ve recorded five consecutive quarters of growth in State Final Demand, after eight consecutive quarters of contraction.

We are recording positive growth in business investment, after a sustained period of contraction – 11 consecutive quarters – following the unprecedented $60 billion investment in LNG.

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Confidence

Over the past two and a half years we’ve seen the rise and rise in business confidence and conditions.

Without confidence, we don’t see new investment, increased profitability and the jobs that go with it.

Nearly every credible survey is saying the same thing.

The NAB Monthly Business Survey has ranked us highest or second-highest on business confidence for 26 of the past 28 months.

Sensis Business Confidence Index for SMEs puts us at the highest level in seven years.

The Suncorp-CCIQ Pulse Survey for March quarter underlined the upturn in the State’s economy with business confidence at its highest since 2014.

In the same survey, business conditions were perceived to be the best since 2009.

We’ve also seen the Westpac-Melbourne Institute Consumer Sentiment Index up 6.2 per cent since January 2015.

In short, confidence has made a comeback.

Economic plan

Queenslanders have every reason to be confident and to remain optimistic about our future and the opportunities ahead of us.

Both in our state, our nation, and in the global economy.

Mr Speaker, today our Government recommits to deliver and implement the next phase of our economic plan.

Our approach to economic and fiscal management has been disciplined.

Today I can report that the Queensland Government is expected to record a net operating surplus of $2.8 billion in 2016-17.

This is the biggest surplus in a decade.

The boost to our revenue from coal royalties has improved the Budget position in 2016-17.

We have acted to allocate it to job generating projects, further retirement of debt and to support downward pressure on electricity prices for Queensland businesses and households.

I can confirm that for the 2017-18 year, the Budget will remain in surplus, albeit dramatically reduced due to the impact of natural disasters.

This $146 million surplus and forecast surpluses across the forward estimates have been achieved through a measured, responsible approach to the State’s finances.

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The 2017-18 Budget is a measured and responsible Budget with expenses growth averaging 3.2 per cent a year in line with revenue growth in last years’ Budget prior to Tropical Cyclone Debbie.

It would be irresponsible – not just socially but economically – to slash funding for reconstruction and frontline services every time a natural disaster impacts on revenue.

Last year, we introduced a new fiscal principle related to growing the government workforce in line with population growth, on average, over the forward estimates.

It’s a self-imposed measure as part of the toughest suite of fiscal principles in the nation.

Population growth will track at 1.5 per cent and growth in FTEs will be at 1.7 per cent on average over the forward estimates.

To put this into perspective, in the previous government’s last Budget in 2014-15, growth in the public service was 3.7 per cent.

In 2016-17, growth in the public service is expected to be 3 per cent.

Since March 2015, almost 90 per cent of the growth in government workers has been in the key frontline service delivery areas of health, education and police.

Following the completion of our commitment to restore frontline services in 2017-18, growth in the public service will move back in alignment with population growth.

The 2017 Budget maintains a surplus in each and every year of the forward estimates while delivering funding to support jobs, build infrastructure and deliver essential health and education services.

Our surpluses have been achieved while allocating significant expenditure to the essential services that Queenslanders need and deserve.

It’s about delivering more equity, fairness and a better quality of life for Queenslanders no matter where they live.

This Budget allocates substantial additional resources for our schools, hospitals and other community services.

It eases cost of living pressures for households and small businesses.

It strengthens our social fabric.

All of this is occurring in the face of a challenging domestic and global outlook.

Weakening taxation revenue and GST is a challenge beyond 2016-17.

At the same time we must absorb the initial costs of Cyclone Debbie.

Government-owned businesses

Mr Speaker, we promised there was a better way to drive down debt – one that did not involve selling off our income-generating assets.

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They remain in safe hands, contributing to our economic growth, delivering jobs and services for Queenslanders – keeping the state moving.

Queenslanders can see the returns once again in this Budget in the form of better frontline services and job-creating capital works.

Because we kept them in public ownership, we can use our GOCs to build infrastructure when and where we need it most – especially in regional Queensland.

All of our government-owned businesses are generating revenue for Queenslanders – not sending it beyond our borders or overseas into the pockets of private shareholders.

Driving down debt

Our Debt Action Plan was established to refocus the State’s balance sheet.

A Review of State Finances made recommendations for a revised set of fiscal principles that saw us direct focus towards targeting an improvement to the General Government debt-to-revenue ratio.

Right from the start we rolled up our sleeves.

Our balance sheet reforms are bringing positive results.

Mr Speaker, in 2012-13, Queensland’s debt-to-revenue ratio was 91 per cent.

As a direct result of measures introduced through the Debt Action Plan, we have seen a substantial fall in the ratio to 60 per cent for both 2016-17 and 2017-18.

In 2017-18, General Government debt is expected to be more than $14 billion lower than forecast in the 2014-15 Budget.

And Non-Financial Public Sector debt – which includes government-owned businesses – is expected to be $10 billion lower.

And for those naysayers opposite, the NFPS debt to revenue ratio is also down, from a peak of 141 per cent to 114 per cent.

Both debt measures are down and all this has been achieved without the need to introduce new taxes, fees and charges on Queenslanders.

And it has been achieved without selling our income-generating assets.

Ratings agencies

Mr Speaker, the results of our Debt Action Plan are examined closely by ratings agencies.

Our AA+ credit rating by S&P Global has been affirmed.

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Our Aa1 credit rating by Moody’s Investor Services has been affirmed and we have moved from a negative outlook to a stable outlook.

These significant decisions – by those who scrutinise every element of our economic plan – confirm it is working.

We rejected the short-sighted option of cutting, sacking, and selling our way back.

In all of our Budgets we choose to put in the hard work.

To make our whole-of-State balance sheet work harder for the benefit of Queenslanders.

We said there was a better way.

And we have seen the positive results – and we will see more.

Jobs for Queensland

Mr Speaker, this is a jobs-focused Government.

We have worked every day to get Queenslanders Back to Work.

I am pleased to advise the House that the Queensland labour market is showing positive signs.

An average of 2,190 jobs have been created each month under this Labor Government.

Both the aggregate and youth unemployment rates have fallen.

Additionally, positive signs are emerging in several areas in regional Queensland.

But there is no question that more needs to be done to lift employment opportunities in some areas of Queensland.

That’s why at the heart of this Budget is a $42.75 billion capital works program over four years.

That’s an increase of over $2 billion from the last Budget and a reflection of our commitment to jobs for Queensland and its future.

In 2017-18 the program will be over $10 billion.

This Budget will support around 40,000 jobs in 2017-18.

Jobs via the infrastructure program.

Jobs from Works for Queensland.

Jobs from our Back to Work program and Skilling Queenslanders for Work.

Many jobs in rural and regional Queensland and most of the jobs in the private sector.

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Cross River Rail

The Federal Budget ignored Queenslanders and ignored funding requirements for Cross River Rail.

To date the Turnbull Government has committed only to provide $10 million to help fund some pre-construction planning costs.

While the Federal Government dithers and delays its decisions, we cannot wait any longer.

Mr Speaker, I can confirm today that the Palaszczuk Government will fully fund the delivery of the state’s highest priority infrastructure project – Cross River Rail.

This Budget makes the long-term financial commitment to ensure this project, so long promised for Brisbane and the broader South East, can now be delivered with certainty.

Cross River Rail is fundamental to ensuring that the transport system in South East Queensland can continue to grow and accommodate projected increases in population.

This is a traffic congestion-busting project that will support 1,500 construction jobs each year during construction.

But it’s more than just a city-shaping project, Mr Speaker.

It’s an economy-shaping project.

Our decision today will bring on new investment which will in turn create even more jobs and stimulate economic activity.

The project’s total capital cost is forecast to be $5.409 billion.

This Budget commits $1.95 billion over the forward estimates, in addition to the $850 million already funded in previous Budgets, so that early works can start as early as the end of this year.

Queensland deserves to get its fair share of infrastructure funding from the Federal Government – especially for Cross River Rail.

It’s not too late for the Federal Treasurer to make a contribution that properly reflects the strategic importance of this project and its contribution to the nation.

Queenslanders will not forget.

Infrastructure across Queensland

Mr Speaker, while the capital program includes $2.8 billion towards Cross River Rail, this Budget delivers vital infrastructure for communities right across Queensland.

$4.8 billion will be invested in infrastructure this year across regional Queensland including Mackay, Outback, Far North Queensland, Central Queensland, Wide Bay, Darling Downs and Townsville that will directly support 14,500 jobs.

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For transport and roads, the capital program includes over $3.8 billion, including for construction of the Toowoomba Second Range Crossing and widening the Gateway Motorway North to six lanes.

These road projects are examples of where the Queensland and Federal Governments can work together to fund projects.

There is also $604 million for schools facilities and $916 million for health capital works.

For Townsville, we are setting aside $225 million over four years to address long-term water security.

The State’s contribution of $140 million to the $250 million North Queensland Stadium will support around 750 jobs in design and construction, with many of those positions being filled by people from the Townsville region.

We’ve made a down payment of up to $75 million for channel widening at the Port of Townsville to facilitate more trade and investment, and to ensure Townsville is well positioned for future growth and jobs.

We’ve committed to the $120 million Cairns Shipping Development Project, a much needed project to deliver growth in cruise shipping and jobs in the tourism sector and associated suppliers of goods and services.

Both these projects are subject to finalisation of an environmental impact statement and business case assessment.

The Cairns Convention Centre will receive $176 million to expand into a state-of-the-art international venue.

This catalytic investment will enhance Cairns’ reputation as the gateway to the Great Barrier Reef and underpin the future economy in the Far North.

We are allocating $70 million in 2017-18 for the construction of the Mackay Ring Road – this is a $498 million project in partnership with the Australian Government.

Due for completion in July 2020, the project will improve connectivity between Mackay and the Bowen Basin, and ensure the region is prepared for future growth.

The $200 million expansion of the Capricornia Correctional Centre near Rockhampton will ease overcrowding in the prison system, and will support 100 construction and 70 ongoing jobs.

There’s an allocation of $2 million to support the planned relocation of the Rockhampton Regional Council’s city art gallery.

While the Turnbull Government has not yet agreed to the proposal to fund a Rockhampton flood levee under Category D of the Natural Disaster Relief and Recovery Arrangements, our Government has set aside the necessary funds for our share of this important project.

And this Budget recognises the untapped potential of the North West Minerals Province with $39 million for a Strategic Blueprint to facilitate continued resources sector development, while diversifying the regional economy.

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Employment programs

Mr Speaker, in addition to our infrastructure program, we need to work even harder to drive better employment outcomes in the South East and across regional Queensland.

That is why this Budget builds on the initiatives of the last two years and commits a further $50 million to continue the highly successful Back to Work program.

As at 31 May 2017, almost $21 million has been paid to employers to directly employ 4,334 regional jobseekers.

This includes 2,200 young jobseekers employed under the $20,000 Back to Work Youth Boost.

Back to Work is now a $150 million program for regional Queensland.

And today I can announce that we are investing $27.5 million to expand Back to Work into South East Queensland for employers who take on long-term unemployed or young unemployed jobseekers.

Since we brought back our $240 million Skilling Queenslanders for Work initiative, more than 18,000 Queenslanders have been assisted.

And more than 9,500 participants who have exited the program have gone on to secure jobs, undertake further training, study, or both.

Mr Speaker, Works for Queensland equals Jobs for Queensland.

This $200 million program delivered in partnership with local governments outside of the south-east corner.

This Budget commits a further $200 million over two years, bringing the total commitment to the Works for Queensland program to $400 million.

Industry and investment

Innovation isn’t just about new industries of the future.

It’s also about transforming our existing industries – building on our traditional strengths – so they can reach their potential and capitalise on changing world markets.

Increased investment in our Advance Queensland initiative takes the Palaszczuk Government’s total commitment to $420 million.

This positions Queensland as the best place in the nation to turn great ideas into reality.

This Budget allocates additional funding of $15 million to develop 10-year Priority Industry Roadmaps and action plans that support emerging and priority sectors to maximise their potential.

Over $10.9 million is being invested from the Business Development Fund, which is encouraging venture capital investment in Queensland.

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A further $10 million is being redirected into the successful Ignite Ideas Fund, with almost $16.5 million invested to date in 118 innovative small firms with a product prototype ready for market.

At the 2016 Mid Year Review, I announced the $130 million Jobs and Regional Growth Fund and it is delivering for regional Queensland.

Just last week our Government announced $8.64 million in assistance for Bio Processing Australia’s proposed $50 million biorefinery in Mackay, expected to create around 115 jobs.

We were not prepared to stand by and see this invaluable project go offshore to somewhere like Singapore or Malaysia, which was all but certain if it hadn’t been for the fund.

The Industry Attraction Fund is encouraging businesses to relocate or establish new projects in Queensland and has attracted businesses involved in industries from biofuels, to advanced manufacturing and robotics.

And we’re not only focusing on businesses.

We’re also asking people to make the move to Queensland, with a campaign to be launched to attract individuals and businesses to Queensland from interstate, especially NSW and Victoria.

Queensland maintains its competitive tax status against other states and territories.

Per capita state tax is estimated at $2,691 in 2017-18, compared to an average of $3,534 for the other states and territories.

People will continue to benefit from the Government maintaining its commitment to not introduce new taxes, fees or charges on Queenslanders.

They’ll also benefit from greater housing affordability.

First home owners’ grant

The Government recognises how difficult it is for first home buyers to get into the housing market.

The First Home Owners’ Grant was temporarily increased from $15,000 to $20,000 on 1 July last year until the end of this month.

I can announce today that additional funding of $30 million from this year’s Budget will extend the increased grant for a further six months until 31 December 2017.

It is specifically for transactions for buying or building new houses, units or townhouses valued at less than $750,000.

The popularity of the First Home Owners’ Grant is clear.

As at 31 May, 6,353 applications, worth $127 million, had been received.

Of those, 4,900 worth $98 million have been approved so far, with more to be approved as house purchases by applicants proceed.

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If all the approved grants leverage new dwellings of $750,000 they would represent almost $3.7 billion worth of activity.

And that means Queenslanders in their own homes and jobs for our building industry and related industries.

Foreign landowners

Mr Speaker, following moves in the Federal Budget and also in Victoria, I can inform the House that this year’s Budget introduces a 1.5 per cent land tax surcharge on absentee land tax payers if the value of their taxable land is $350,000 or higher.

The surcharge ensures that absentee owners of land are making a fair contribution and it has no direct impact on Queensland residents.

It is a measure that is expected to increase government revenue by $20 million a year from 2017-18.

However unlike Victoria and New South Wales, we will not be making any further changes to our Foreign Acquirers Transfer Duty Surcharge.

This will see Queensland remain competitive at 3 per cent when compared to our interstate peers at 7 per cent and 8 per cent in Victoria and New South Wales respectively.

World-class health system

Mr Speaker, the Palaszczuk Government is continuing to invest in a world-class health system that provides first-rate services by a highly skilled workforce.

Since March 2015, we have employed an additional 1,191 doctors, 3,172 nurses, 882 allied health professionals and 250 ambulance operatives.

Queensland’s health Budget will grow to a record $16.6 billion in this Budget.

Under our first three Budgets we have increased funding for Health by more than $3 billion.

In this Budget, we have committed $916.1 million including investments in health facilities and supporting infrastructure across the State in 2017-18.

New funding of approximately $208 million will go towards upgrading health and supporting infrastructure in rural and regional Queensland.

$132 million has been earmarked for planning and early works for proposed redevelopments at Logan, Caboolture and Ipswich Hospitals.

A much-needed new adolescent mental health facility will be built at the Prince Charles Hospital costing $68 million, with associated support services in Brisbane, Logan and the Gold Coast.

This is the replacement for the Barrett Centre that was closed under the previous Government.

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Education and training

We are investing in our future through a record education Budget of $13.7 billion to give our children the best education possible and teachers the support they need to do what they do best – teach.

There will be an additional 230 teachers in 2018 and 2019 to ensure the first smaller cohort of Prep Year students from 2007 are not disadvantaged in subject choices as they complete the senior phase of schooling.

Under the Building Future Schools Fund initiatives, $500 million over five years is being allocated to address enrolment growth pressures in state schools.

We will build the first new high school in inner-Brisbane since 1963 at the former Fortitude Valley State School site and establish a new high school in the capital’s inner-south to take pressure off Brisbane State High School.

Plans already underway for new state high schools in other growth areas across Queensland including Mt Low in Townsville, North Lakes/Mango Hill north of Brisbane, Calliope near Gladstone and Yarrabilba in South Logan.

We have already built a new special school in Cairns and opened three new schools this year: Bellbird Park State Secondary College, Pumicestone State School and Fernbrooke State School.

This year we’re building four new primary schools in Yarrabilba, Coomera, Caloundra South and Burdell near Townsville which will open in 2018.

We’ve also announced the final Queensland Schools Public Private Partnership school will be built in Springfield for 2019.

We are also committing to $250 million for new secondary school classrooms and other infrastructure to cater for additional students in 2020.

This is in addition to the $200 million committed prior to the Budget for 98 new school infrastructure projects, including $100 million for school halls at 30 schools.

This means more work for our tradies.

In total since last years’ Budget we have committed another $950 million towards school infrastructure.

This is in addition to the $1.1 billion committed to State and non-State School infrastructure and maintenance works in prior Budgets.

That’s a commitment of more than $2 billion to school infrastructure by the Palaszczuk Government.

International Education and Training

We’re also implementing the $25.3 million International Education and Training Strategy to Advance Queensland 2016-26.

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International student enrolments continue to rise, with the latest figures showing 111,500 enrolments last year, the highest figure ever for Queensland.

Regional enrolments are also up, with around a third of international students choosing to further their education outside Brisbane, far and away the highest percentage of any state.

Our modelling shows that by 2026 onshore international student enrolments could reach 193,250, which would deliver an additional $2.8 billion per annum in export earnings.

This would bring the total for the sector to $7.5 billion.

The Arts

Mr Speaker, we are building a permanent film and television industry right here in Queensland.

Queensland continues to attract the biggest names, the biggest acts, the biggest theatre productions and the biggest Hollywood blockbusters the world has to offer.

A strong arts sector contributes to job creation in a diverse economy while helping to build safe, caring, and connected communities.

Expanding our tourism industry

Including flow-on benefits to other sectors, our tourism industry is worth $23 billion to the Queensland economy, employs 220,000 Queenslanders and generates $55.3 million a day in overnight visitor spending.

We are determined to see tourism thrive and will continue to attract and secure major events that grow the Queensland economy and support jobs.

That is why we are committing an additional $47 million in 2020-21 to deliver the $100 million per year funding guarantee for Tourism and Events Queensland.

The Commonwealth Games

Mr Speaker, we are just 10 months away from one of the biggest sporting events in the world – the Gold Coast 2018 Commonwealth Games.

The stats are amazing.

6,600 athletes and officials representing 70 nations and territories throughout 11 days of competition.

More than 1.5 billion people will watch the action on TV and an estimated 1.5 million people will attend our games venues.

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The total commitment to deliver the Gold Coast Commonwealth Games in 2018 is $1.5 billion.

This will support more than 2,000 jobs during the construction of three new venues and the Games Village.

Of the $657 million in construction contracts for the venues and Games Village, around 90 per cent of the value has been awarded to South East Queensland businesses.

A consortium of four Australian companies has been appointed to provide more than 4,000 personnel to provide security.

The Games also provide a unique opportunity to leave a lasting legacy for business, industry, and sporting and community groups in Queensland.

The Great Barrier Reef

And Mr Speaker, the unprecedented commitment by this Government to protecting the Great Barrier Reef continues.

The reef supports around 69,000 jobs and contributes $5.7 billion to the Queensland and Australian economies.

Yet it remains under pressure from agricultural run-off, climate change, coastal development and illegal fishing.

Cyclones and severe flooding have also impacted the reef.

The Budget allocates $175 million over five years to deliver the Great Barrier Reef Water Quality Program as part of the Government’s ongoing commitment to protect the Great Barrier Reef, one of the State’s great natural tourism assets.

The Government’s comprehensive Great Barrier Reef Water Quality Program is in addition to the $100 million provided in 2015-16 to address the recommendations arising from the Great Barrier Reef Water Science Taskforce.

This Budget commits an additional $15 million over three years to continue the task of reducing carbon emissions.

This is in addition to the previous $15 million climate adaption package and the $8.4 million CarbonPlus initiative to support Indigenous carbon farming.

We are also allocating $2.5 million to implement the container refund scheme and plastic bag ban from 1 July 2018.

Protecting our environment

Mr Speaker, our communities, our economy, and the health and well-being of all Queenslanders go hand in hand with the environment.

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The Government knows landowners are among some of the best environmental managers to be found anywhere.

That’s why the Government has already made available almost $20 million to secure Nature Refuge Agreements under the NatureAssist Program giving incentives to conserve high-value habitat on privately owned land.

The Government is providing increased funding of $40 million over two years to revitalise national parks and enhance nature based tourism.

This is what the tourism industry has been asking for.

An additional $3.2 million will be provided for the Protected Area Strategy and the management of Nature Refuge Agreements.

The Queensland Indigenous Land and Sea Ranger program provides grant funding, training and mentoring support to increase Indigenous participation in environmental management and supporting jobs in areas including ecotourism.

This year’s Budget commits $8 million over four years to create an additional 25 ranger positions, taking the total number of positions to 100 across 17 regional and remote communities.

Protecting and growing our agricultural assets

Mr Speaker, the importance of Queensland’s agricultural sector to the economy cannot be overstated.

Our determination to protect our precious agricultural assets from feral pests, disease and invasive weeds while growing our export industry is set in stone.

This Budget extends existing drought relief arrangements, with up to $34.6 million in assistance available in 2017-18.

We will provide $5.2 million over three years to support rural economic development through Growing Queensland’s Food Exports, development of a Rural Economies Centre of Excellence and continuation of the One Stop Service.

We are well aware of the impact white spot disease has had on our fisheries industry.

Up to $9 million over two years will continue the Government’s emergency response to white spot disease, building on the $17.6 million already committed.

The Budget commits $2.8 million to continue the fight against Panama disease.

This is in addition to $5.9 million for the Electric Ant Eradication Program, wild dog fencing, and management of Navua Sedge.

We will also continue funding of over $2 million over the next two years for the management of yellow crazy ants in and adjacent to the Wet Tropics World Heritage Area.

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There is a further $3.4 million over four years for the Queensland Rural and Industry Development Authority to undertake a rural debt survey, operate the Farm Debt Restructure Office, and develop a policy and research function.

The Government will invest $30 million over three years from 2017-18 towards the implementation of Queensland’s Fisheries management reforms.

Powering Queensland Plan

Mr Speaker, the challenge of a secure energy policy – one that realistically transitions to a renewables future – is one that this government is taking head on.

As part of the 2017-18 Budget, I am proud to say the $1.16 billion Powering Queensland Plan is a comprehensive and nation leading package of developments to ensure Queenslanders continue enjoying a lifestyle backed by an affordable, secure and sustainable energy supply.

The plan provides a roadmap to put downward pressure on electricity prices, and drive jobs and investment.

It will lead the State’s transition to a 50 per cent renewable target which will deliver significant economic benefits to Queensland.

This is a broad-reaching plan which incorporates:

•	$771 million to provide relief for Queensland electricity consumers by covering the cost of the Solar Bonus Scheme.

•	reopening the gas-fired Swanbank E power station to increase reliable supply

•	directing Stanwell Corporation to undertake strategies to place downward pressure on wholesale prices, and

•	a Queensland Gas Action Plan to ensure long-term gas supply for electricity generation.

We will also be assessing the feasibility of a separate ‘CleanCo’ to operate Queensland’s existing renewable and low-emissions energy generation assets and develop new renewable energy projects.

The Plan includes $386 million dedicated to Powering North Queensland.

We are funding this plan through the dividends from our government-owned corporations – the same corporations that we committed to keep in public hands to benefit Queenslanders.

We will be giving $150 million for the development of strategic transmission infrastructure to support a clean energy hub in North Queensland.

As part of the Powering North Queensland plan, the Government will work with SunWater to deliver the Burdekin Falls dam safety improvement project, which will ensure that the dam continues to meet design standards at a cost of approximately $200 million.

To date there has been an unprecedented level of renewable energy investment activity in North Queensland.

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Existing projects are expected to deliver $1.6 billion of infrastructure spending and create more than 1,400 jobs.

Further projects such as a new transmission line will support 3,600 jobs.

Two weeks ago, the Queensland Competition Authority’s proposed increase in retail electricity prices for regional customers of 7.1 per cent in 2017-18 was not accepted by the government.

We moved quickly to more than halve the increase for all Queensland consumers and cut the proposed increase by 50 per cent for businesses through a $771 million electricity affordability package.

This will provide an average saving of $51 for households and $90 for a typical small business in 2017-18 – and ongoing savings to 2020.

Mr Speaker, I’m confident that Queensland is leading the nation with our energy policy and we know how important affordable and clean energy are to business and individuals alike.

Support for small business

With business confidence for small to medium sized enterprises in Queensland at its highest level in seven years, the Palaszczuk Government will continue to work to drive down costs for SMEs.

That’s why we are continuing our partnership with the Chamber of Commerce and Industry Queensland to develop an enhanced ecoBiz program.

EcoBiz supports SMEs to reduce their energy and water consumption, waste production and carbon footprint – and there have been some great results.

WorkCover

We’re also supporting businesses with the lowest workers compensation premiums in Australia.

We will maintain an average premium rate of $1.20 in 2017-18, providing a real benefit to employers, without compromising the viability of the scheme. This is the lowest premium rate in the country.

For those businesses doing the right thing, we will also increase the early-payment discount from 3 to 5 per cent of the premium rate.

In addition, we’re encouraging employers to hire apprentices by covering the WorkCover premiums for apprentices.

Businesses will pay no WorkCover premium on the apprentices they hire.

I can also advise that our doubling of the payroll tax rebate to 50 per cent for businesses that employ apprentices and trainees – announced in last year’s Budget – will continue.

17

Household budgets

Mr Speaker, we all know that everyday expenses can put enormous strain on household budgets.

As a government we want to do more to ease that burden where we can.

Reducing cost-of-living pressures for Queenslanders, and ensuring affordable prices for business, forms a major part of this Budget.

More than $5 billion in concessions will help Queenslanders who need it most, based on factors such as age, income and special needs or disadvantage.

Broader concession arrangements are in place to reduce the price paid by all consumers in areas such as transport, electricity and water.

In addition to the more than three-quarters of a billion dollar investment to limit the QCA’s electricity price rise, we recognise pensioners feel rising living costs and feel it more acutely than most.

In 2017-18, the Government is allocating $54 million to assist pensioners with their rates.

The Pensioner Rate Subsidy Scheme will provide subsidies of up to $200 a year to help pensioners stay in their homes by lessening the impact of local government rates and charges.

In addition, the South East Queensland Pensioner Water Subsidy Scheme provides an annual payment of up to $120 to eligible pensioners to lessen the impact of increased water prices.

And the Electricity Rebate Scheme provides up to $341 per annum to assist with electricity costs for eligible holders of the Pensioner Concession Card, a Queensland Seniors Card or a Department of Veterans Affairs Gold Card.

Queensland Health will spend more than $149 million on providing free dental care to eligible Queenslanders.

On average patients receive approximately $600 for general care, $1,800 for treatment involving dentures, and $265 for emergency dental care.

In a further effort to reduce cost-of-living pressures, fairer fares for public transport users across the South East Queensland network will remain frozen in 2017.

Concession fares for job seekers and asylum seekers will support workforce participation and extend social mobility.

Better roads and transport

Mr Speaker, transport networks bring communities together and services closer.

They’re a critical lifeline for so many rural and regional parts of our state.

They also support commerce and industry.

These are all signs of a healthy, robust economy – and we are delivering.

18

Construction of the $929 million Bruce Highway – Caloundra Road to Sunshine Motorway is underway.

The Queensland Government has secured $743 million from the Federal Government to support the project which will increase safety and ease congestion for around 40,000 motorists daily.

We are partnering with the Federal Government on the $400 million upgrade to the Ipswich Motorway – Rocklea to Darra – with $36 million in 2017-18.

We have also reached agreement with the Australian Government for much needed upgrades to the M1.

This includes $18.6 million in 2017-18 to construct additional lanes between Mudgeeraba and Varsity Lakes at a total cost of $180 million.

In addition $10 million has been budgeted in 2017-18 to upgrade the M1–Gateway Motorway Merge at a total cost of $170 million.

Further, the Queensland Government is investing $5 million to progress the planning and business case development for the six-laning of the Pacific Motorway between Varsity Lakes and Tugun – a key priority on the southern end of the motorway.

Mr Speaker, the $90 million boost to the Transport Infrastructure Development Scheme under Building Our Regions will provide additional support to local government transport infrastructure for three years.

The Budget also provides $8.3 million over two years for the Local Fare Scheme, giving Cape York and Torres Strait communities access to affordable flights.

A further $2 million in 2017-18 will deliver a 12-month trial of the scheme in the Western Cape to improve access to education, employment and health services.

Queensland Housing Strategy

Mr Speaker, housing is an important sector of our economy and is a major jobs generator.

But it is more than that.

Housing is central to everyone’s life and it is central to every community.

That’s the starting point for our new $1.8 billion 10-year Housing Strategy which was launched yesterday.

We recognise the economic benefits the strategy will deliver.

But we also recognise its human impacts.

We know the difference between a house and a home.

We know that having secure and affordable housing gives individuals and families a stable home – stability that can lead to better outcomes in terms of health, education, and training and employment.

19

Affordable housing can shape or reshape people’s lives.

More investment in new housing stocks can help address housing supply issues and can assist in making new home ownership more affordable, and at a time when home and rental affordability can be a challenge.

To help achieve that, this year’s Budget provides biggest commitment to housing in Queensland’s recent history.

The $1.8 billion Strategy will see over 5,500 social and affordable homes built over the life of the strategy, with an average of 800 homes built each year for the first five years.

On average, that means for each of the next five years, we will be building double the number of social and affordable homes built in 2016-17.

We are elevating the building industry in this state, building homes and creating jobs.

Over five years, the Housing strategy will create 600 jobs on average per year, or 450 per year over ten years.

It includes $1.2 billion to renew the existing social housing property portfolio.

There is a $420 million housing construction program to boost the supply of social and affordable housing, including $3.5 million to construct two refuges for women and children escaping domestic and family violence.

We are also allocating $75 million to progress home ownership in discrete Aboriginal and Torres Strait Islander communities, and $100 million for reforms to the housing and homelessness service system.

Prevention of domestic and family violence

Mr Speaker, few governments have paid closer attention to addressing complex issues such as domestic and family violence and child safety than this one.

This Budget continues our response to the Not Now, Not Ever report to address the devastating impacts of domestic and family violence.

Almost $70 million has now been allocated for the specialist domestic and family violence court at Southport and the roll out of courts in Beenleigh and Townsville.

Child safety

Following the Queensland Family and Child Commission’s report into the death of Mason Jet Lee, a $56.8 million package of initiatives was announced earlier this year to further support foster carers and respond to critical issues.

The Budget commits an additional $142 million over four years to further strengthen Queensland’s child protection system.

20

The funding package includes 292 frontline child safety officers, team leaders and front-line support officers.

Disability services

The Budget delivers a record $1.8 billion for disability services.

This includes $549 million for the National Disability Insurance Scheme, which continues to be rolled out in Ipswich and extended to Bundaberg, Rockhampton, Gladstone and west to the border.

Around 91,000 Queenslanders are expected to receive NDIS-funded support services by the end of 2018-19 when it is fully rolled out.

Social benefit bonds

In 2015, we promised we would look at new ways of tackling complex social issues through Social Benefit Bonds.

I’m pleased to say two bonds – one to help address youth reoffending and the other to help reunite children living in out-of-home care with their families – have been officially launched to a positive response.

Law, order and public safety

Mr Speaker, the recent tragic events in Manchester and London serve to remind us of the need to remain vigilant.

It’s important now more than ever for our community to feel safe and be safe.

To make sure our police are highly trained and appropriately resourced.

We will be spending $44 million for an additional 30 counter-terrorism officers, 20 additional Police officers in priority areas and 20 Rapid Action and Patrol Group officers.

This Budget commits funding of $47 million to construct the Westgate Counter Terrorism and Community Safety Training Centre, reducing the need for police to train at multiple locations.

A $265 million overhaul of our probation and parole system announced earlier this year will enable tougher supervision of parolees.

It will expand GPS monitoring and establish a fully independent parole board.

It will also help reduce reoffending and help improve rehabilitation and mental health services.

21

And the community has made it clear that our determination to confront and deal with the Ice epidemic cannot waiver.

The Action on Ice strategy develops solutions directly with communities, battling to cope with this soul-destroying and insidious drug.

Today I announce a further $18 million will be contributed to the plan with measures that increase awareness, support families and better equip our frontline service providers.

Conclusion

Mr Speaker, as a State this year we’ve overcome adversity and met those challenges head-on.

But we have not shifted our focus from job creation.

We have continued to focus on regional economies and transitioning to a post-mining boom economy.

This is a Budget that delivers surpluses over the forward estimates.

It delivers record Health and Education funding and better frontline services.

It delivers lower debt without asset sales.

It delivers cost of living relief.

It delivers the biggest housing spend in Queensland’s history.

It delivers major investments in our renewable energy future.

It delivers a massive state-wide infrastructure program.

And most importantly it delivers jobs for Queensland with the Budget supporting 40,000 jobs – mostly in the private sector.

Mr Speaker, before the end of this year our state’s population will reach five million.

This is a Budget for every one of those five million Queenslanders.

This is a Budget that boosts spending where it’s needed and where it has maximum effect.

This is a Budget to strengthen our economy to face the future with confidence.

This is a Budget about fairness.

This is a Budget about recovery and rebuilding.

This is a Budget about Jobs for Queensland.

Mr Speaker, the Palaszczuk Government is getting on with the job of creating jobs.

I commend the Bill to the House.

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Queensland Budget 2017-18  Budget Speech  Budget Paper No. 1

Queensland Budget 2017-18

Budget Speech Budget Paper No.1

Queensland Budget 2017-18

BUDGET STRATEGY AND OUTLOOK

Budget Paper No.2

2017-18 Queensland Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

5. Service Delivery Statements

Appropriation Bills

Budget Highlights

© Crown copyright

All rights reserved

Queensland Government 2017

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Budget Strategy and Outlook

Budget Paper No.2

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

Budget Strategy and Outlook 2017-18

State Budget

2017-18

Budget Strategy and Outlook

Budget Paper No. 2

Budget Strategy and Outlook 2017-18

Contents

Overview		1

Economic outlook		4

Fiscal outlook		6

1	Economic plan – creating opportunities for all Queenslanders	8

1.1	The Government’s economic plan	9
1.2	Improving employment opportunities and outcomes in a transitioning economy	10
1.3	Driving private sector growth and jobs	12
1.4	Supporting growth and jobs through the economic plan	17

2	Economic performance and outlook	28

2.1	External environment	30
2.2	Queensland economy	34

3	Fiscal strategy and outlook	52

3.1	Context	54
3.2	Key fiscal aggregates	55
3.3	Fiscal principles	67
3.4	Achievement of fiscal principles	72

4	Revenue	74

4.1	2016-17 estimated actual	75
4.2	2017-18 revenue by category	75
4.3	2017-18 Budget initiatives	78
4.4	Queensland’s revenue trends	79

Budget Strategy and Outlook 2017-18

4.5	Taxation revenue	82
4.6	Grants revenue	88
4.7	Royalty revenue	90
4.8	Sales of goods and services	95
4.9	Interest income	97
4.10	Dividend and income tax equivalent income	97
4.11	Other revenue	98

5	Expenses	99

5.1	2016-17 estimated actual	100
5.2	2017-18 Budget and out-years	100
5.3	Expenses by operating statement category	101
5.4	Operating expenses by purpose	112
5.5	Departmental expenses	112

6	Balance sheet and cash flows	116

6.1	Context	117
6.2	Balance sheet	117
6.3	Cash flows	125
6.4	Reconciliation of operating cash flows to the operating statement	126

7	Intergovernmental financial relations	127

7.1	Federal financial arrangements	128
7.2	Australian Government funding to the states	131
7.3	Australian Government funding to Queensland	132
7.4	GST revenue payment	133
7.5	Payments to Queensland for specific purposes	134

Budget Strategy and Outlook 2017-18

8	Public Non-financial Corporations Sector	141

8.1	Context	142
8.2	Finances and performance	151

9	Uniform Presentation Framework	160

9.1	Context	160
9.2	Uniform Presentation Framework financial information	160
9.3	Reconciliation of net operating balance to accounting operating result	170
9.4	General Government Sector time series	170
9.5	Other General Government uniform presentation framework data	172
9.6	Contingent liabilities	178
9.7	Background and interpretation of uniform presentation framework	178
9.8	Sector classification	180
9.9	Reporting entities	181

Appendix A: Concessions statement		184

Context		184
Focus		184
Explanation of scope		184
A.1 Concessions summary		186
A.2 Concessions by agency		187
A.3 Concessions by entity		211

Appendix B: Tax expenditure statement		214

Context		214
Methodology		214
The Tax Expenditure Statement		215
Discussion of individual taxes		217

Budget Strategy and Outlook 2017-18

Appendix C: Revenue and expense assumptions and sensitivity analysis	220

Taxation and royalty revenue	221
Taxation revenue assumptions and revenue risks	222
Royalty assumptions and revenue risks	223
Sensitivity of expenditure estimates and expenditure risks	224

Appendix D: Fiscal aggregates and indicators	225

Budget Strategy and Outlook 2017-18

Overview

Growth in the Queensland economy is forecast to strengthen over the coming years from 2.4% in 2015-16, to 2 3⁄4% in both 2016-17 and 2017-18, and 3% in 2018-19.

The 2017-18 Budget is focused on supporting continued growth and creating jobs for Queensland, while enabling the State’s $300 billion economy to better transition to a more innovative, diverse and productive economy.

A key aspect of the Government’s commitment to create jobs for Queensland is an overarching economic plan which includes a number of key policy initiatives through which the Government will drive sustainable economic growth and jobs across all regions of the State.

In line with the economic plan and building on the range of innovative policies and programs already implemented by the Government over the past two State Budgets, significant additional measures and targeted expenditure in the 2017-18 Budget will:

•	drive ongoing growth and jobs, including in regional economies in transition

•	deliver and facilitate significant productive infrastructure

•	help communities impacted by recent natural disasters to recover, reconnect and rebuild

•	boost supply of affordable housing

•	reduce cost of living pressures on Queensland families

•	foster innovation, trade and investment in traditional and emerging industries

•	enhance the safety, security and liveability of Queensland communities.

By supporting the recovery, transition and growth of businesses, industries and communities across the State, the substantial capital works program and other significant initiatives aimed at fostering investment and growth in the Budget will directly support around 40,000 jobs in 2017-18, predominantly in the private sector, while continuing to create ongoing jobs and improve employment outcomes for all Queenslanders over the short, medium and longer term.

Driving growth and increasing job opportunities for all Queenslanders

Several key Budget initiatives will create a substantial and immediate increase in economic activity and jobs across the State, including the $77.5 million boost to enhance the highly successful Back to Work Regional Employment Package and extend key elements to South East Queensland. The 2017-18 Budget also provides additional funding of $200 million over two years for the Works for Queensland program, supporting local governments outside South East Queensland that are facing unemployment issues to undertake job-creating maintenance and minor infrastructure works. This supplements the $200 million provided in the Mid Year Fiscal and Economic Review (MYFER), bringing the Palaszczuk Government’s total Works for Queensland commitment to $400 million.

Just as importantly, the 2017-18 Budget contains a range of measures to build further productive capacity in the economy by providing economic infrastructure, increasing private sector investment, enhancing innovation and promoting a more diversified economy.

Budget Strategy and Outlook 2017-18

This includes significant infrastructure projects in both South East Queensland and regional Queensland as part of a $42.75 billion four year capital works program that will support thousands of jobs across Queensland.

Combined with existing initiatives, including the $200 million Jobs and Regional Growth Package and Market Led Proposals initiative, these measures will support significant employment opportunities across the State during the construction phase of projects and support ongoing direct and indirect jobs over the medium to longer term.

Building productive infrastructure

Key productivity enhancing infrastructure projects in the 2017-18 Budget include a commitment to fully fund the $5.409 billion Cross River Rail project, Queensland’s highest priority transport infrastructure project. This commitment includes an additional $1.952 billion allocation to the project over the forward estimates.

Cross River Rail will provide additional rail capacity to Brisbane’s CBD and provide significant benefits in terms of reduced congestion, improved network reliability and increased accessibility. This project has significant potential to facilitate economic growth and jobs in South East Queensland by making local businesses more accessible, enhancing land use and encouraging business investment in the surrounding area, while also increasing workers’ access to employment opportunities throughout the region.

The Budget also reinforces the Government’s commitment to ensuring all Queenslanders, particularly in regional areas, have access to quality infrastructure, with key industries and communities throughout regional Queensland supported by major infrastructure projects.

These include: $386 million Powering North Queensland Plan (including $136 million Burdekin Falls Dam Safety Improvement Program, $150 million for the development of strategic transmission infrastructure to support a clean energy hub and $100 million for Burdekin Falls Dam hydro-electric power station); $225 million Townsville Water Security initiative; $176 million Cairns Convention Centre Expansion; and funding towards key projects as part of the Townsville City Deal, including the State’s contribution to the $250 million North Queensland Stadium.

Each of these projects will improve the productivity of key industries and facilitate and attract investment in these regions, helping to support longer term economic and employment growth.

Helping communities recover, reconnect and rebuild

Operation Queensland Recovery, led initially by Brigadier Christopher Field, is well underway to recover, reconnect and rebuild more resilient Queensland communities following Severe Tropical Cyclone (STC) Debbie. As at 2 June 2017, in the first two months after the cyclone, more than 118,000 people have been assisted.

Close to $30 million in assistance has already been distributed through the Personal Hardship Assistance Grants and Immediate Hardship Assistance Grants funded under the Natural Disaster Relief and Recovery Arrangements (NDRRA). A $14.7 million Community Recovery Fund has been established and additional funding of $2 million has been provided for the Government’s Go Local campaign to support the agricultural industry in disaster affected areas.

Budget Strategy and Outlook 2017-18

The Queensland Government is also expecting to spend over $1 billion to restore essential public assets before reimbursements from the Australian Government through the jointly-funded NDRRA.

By rebuilding vital infrastructure and supporting communities, this investment will support significant short-term construction activity and jobs in these regions. However, more importantly, it will re-establish productivity enhancing infrastructure and restore the productive capacity of affected economies, thereby supporting ongoing growth and employment across the State.

Boosting the supply of affordable housing

A key element of the 2017-18 Budget is the $1.795 billion commitment to support the delivery of the Queensland Housing Strategy, the biggest commitment to housing in the State’s recent history. The Strategy will help boost the supply of social and affordable housing to respond to population growth, housing affordability pressures, and renew existing social housing.

This forms part of the Government’s 10 year $1.835 billion funding package for a range of housing and homelessness measures.

Reducing the cost of living for Queensland families

In response to the cost of living pressures faced by Queensland families, the Government will provide $5.344 billion in specific concessions to help Queenslanders who need it most, while also implementing significant broader concession arrangements to reduce the prices for consumers in areas such as transport, electricity and water, including:

•	a continued commitment to the Fairer Fares package in South East Queensland, with a guarantee these lower fares will remain frozen in 2017, with concessions extended to jobseekers and asylum seekers

•	the Government’s $771 million investment to remove the cost of the Solar Bonus Scheme from electricity prices over the next three years, providing an average saving of $51 for households and $90 for small businesses in 2017-18

•	more than $149 million to provide free dental care to eligible Queenslanders, in addition to the ongoing significant subsidised dental care for the general public in rural and remote areas with no private dental practitioner services.

The Government’s commitments will not only reduce the cost of living pressures for households, but will provide Queensland families greater opportunity to purchase goods and services that improve their quality of life and support economic activity and jobs in other sectors of the Queensland economy.

Enhancing the safety, security and liveability of Queensland communities

The Government is also committed to protecting vulnerable Queenslanders and enhancing social cohesion and safety in communities through a range of measures. These include ongoing implementation of its response to the Not Now, Not Ever report, with $69.5 million to continue the specialist domestic and family violence court at Southport and roll out courts in Beenleigh and Townsville, including circuit courts to Mount Isa and Palm Island.

Budget Strategy and Outlook 2017-18

Funding of $18 million has been committed to tackle the harmful use and effects of crystal methamphetamine (Ice) by increasing awareness, supporting families and better equipping frontline service providers, while $32.6 million has been allocated to re-establish a drug court in Brisbane with support and referral services in four locations.

Since the 2016-17 Budget additional funding of $200 million over four years has been committed to further strengthen Queensland’s child protection system and better support vulnerable children and families. The Budget also delivers a record $1.887 billion for disability services.

The Government is providing $43.7 million over four years from 2017-18 for an additional 30 Counter-Terrorism police officers, an additional 20 police officers for the Townsville Rapid Action and Patrols Groups and a further 20 police officers for priority areas of need to tackle crime and improve community safety.

To help ensure the safety and security of Queenslanders more broadly, an additional $46.7 million has been allocated to build the new Counter-Terrorism and Community Safety Training Centre at Westgate Police Academy, while a consortium of four Australian companies has been appointed to provide a highly trained workforce of more than 4,000 security personnel to provide the highest quality security at the Gold Coast Commonwealth Games in 2018.

Economic outlook

Overall growth in the Queensland economy is forecast to strengthen, from the 2.4% recorded in 2015-16, to 2 3⁄4% in both 2016-17 and 2017-18, and 3% in 2018-19.

Based on forecasts by the Australian Treasury, this is stronger than expected national gross domestic product (GDP) growth of 1 3⁄4% in 2016-17 and in line with it in 2017-18 and 2018-19.

Queensland growth forecasts for 2016-17 and 2017-18 would have been higher, but for the impact of Severe Tropical Cyclone (STC) Debbie, which is estimated to have detracted around $2 billion or  3⁄4 percentage point from economic growth across these years.

Major impacts from STC Debbie include the loss of around 10 million tonnes of coal exports due to damaged rail infrastructure, around $300 million of losses to sugar exports and a considerable hit to tourism in the Whitsundays region.

With the impact of the resources boom largely reflected in exports and population growth broadly in line with the national rate, Queensland’s gross state product growth (GSP) is expected to remain in line with national growth in the projection years, at 3%.

If the improvement in commodity prices is sustained and large projects such as Adani’s Carmichael coal mine proceed, then investment in resources and exports will strengthen, potentially boosting Queensland’s economic growth rates and State revenues.

While a substantial amount of construction work still in the pipeline will see new dwelling construction reach a cyclical peak in 2016-17, activity is expected to fall in 2017-18 and 2018-19 as a large amount of apartment stock comes on line.

Subdued real wages growth, together with modest population growth and the easing in the dwelling sector, is expected to keep growth in household consumption below average.

Budget Strategy and Outlook 2017-18

Business investment continues to adjust in 2016-17 from the record levels experienced during the Liquefied Natural Gas (LNG) construction boom. Despite bright spots in tourism and education and ongoing spending in the coal seam gas (CSG) sector, business investment in Queensland is expected to be broadly unchanged in 2017-18, before returning to moderate growth from 2018-19 onward, consistent with the national growth profile.

Overseas exports are expected to grow solidly over the forecast period, generally between 3% and 4% per annum. In addition to the long-expected ramp up in LNG exports, coal exports are expected to recover from the fall in 2016-17 induced by STC Debbie. A competitive exchange rate and growing demand from Asian markets is also expected to boost tourism and education exports.

Following employment growth of 0.7% through the year to June quarter 2016, measured employment has been quite volatile during the current financial year, easing early in the year, but picking up since late 2016. Reflecting this recent momentum, employment in Queensland is forecast to be 1 1⁄4% higher over the year to June quarter 2017.

Consistent with an improvement in overall domestic activity, employment growth is also forecast to strengthen to 1 1⁄2% through the year to June quarter 2019, in line with forecast national jobs growth. These trends are forecast to see the unemployment rate decline to 6% by then.

Forecasts and projections across the forward estimates period for key economic variables are shown in the table below and discussed in detail in Chapter 2.

Overview Table 1	Economic forecasts/projections, Queensland[1]

	Actual	Est. Act.	Forecasts		Projections
	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21
Gross state product[2]	2.4	2 3⁄4	2 3⁄4	3	3	3
Nominal gross state product	2.4	11 3⁄4	4	3 1⁄4	5 1⁄4	5 1⁄4
Employment[3]	0.7	1 1⁄4	1	1 1⁄2	1 3⁄4	1 3⁄4
Unemployment rate[4]	6.4	6 1⁄4	6 1⁄4	6	6	6
Inflation[5]	1.6	1 3⁄4	2	2 1⁄4	2 1⁄2	2 1⁄2
Wage Price Index[5]	1.9	2	2 1⁄4	2 1⁄2	3	3
Population[5]	1.3	1 1⁄2	1 1⁄2	1 1⁄2	1 1⁄2	1 1⁄2

Notes:

1.	Unless otherwise stated, all figures are annual percentage change.
2.	Chain volume measure (CVM), 2014-15 reference year.
3.	Through-the-year growth rate to the June quarter (seasonally adjusted). This is the same basis as calculated for national employment growth in the Australian Government Budget. The comparable growth rates in year average terms are 1.6%, 0%, 1 1⁄4% and 1 1⁄2% from 2015-16 through to 2018-19, and 1 3⁄4% in the projection years.
4.	Seasonally adjusted rate for the June quarter.
5.	Annual percentage change, year-average.

Sources: ABS 3101.0, 6202.0, 6345.0, 6401.0 and Queensland Treasury.

Budget Strategy and Outlook 2017-18

Fiscal outlook

The 2017-18 Budget demonstrates the Government’s ongoing commitment to responsible fiscal management while responding to the challenges presented by natural disasters and supporting further diversification of the State’s economy following the mining investment boom. The Government is building on its budget strategy from the 2015-16 and 2016-17 Budgets, retaining and delivering on the fiscal principles introduced in those Budgets.

The Budget continues to deliver on the Government’s commitment to revitalising frontline service delivery, while responsibly managing the State’s finances. In 2017-18, the Government is providing a record $16.6 billion to deliver first rate health services by a highly skilled workforce and a record $13.7 billion for education in support of quality education outcomes.

The Government’s responsible fiscal management, as demonstrated through consecutive Budgets and actual outcomes, has been a significant factor in Moody’s Investors Service recently affirming its Aa1 rating, equivalent to AA+, for Queensland.

Importantly, Moody’s removed the negative outlook on Queensland’s credit rating, which had been in place since November 2012, returning the outlook to stable.

The Government recognises that the $2.8 billion surplus in 2016-17 is being supported by a number of temporary factors, such as the timing of disaster recovery reimbursements from the Australian Government and spikes in coal prices. This strong 2016-17 operating surplus has contributed to General Government Sector debt being around $3.8 billion lower in 2016-17 than estimated at the 2016-17 Budget. This has provided the opportunity to support additional infrastructure investment and a range of targeted temporary measures to support business and households.

Debt reduction

The Government’s actions, consistent with its undertakings at the time of the 2015 State election, will continue to manage General Government Sector debt and provide additional funds for infrastructure investment without requiring the sale of government-owned corporations, without increases in taxes on Queenslanders, without cuts to services and without redundancies. The strong performance of government-owned corporations in 2016-17 demonstrates the sustainability of the Government’s Debt Action Plan.

General Government Sector debt is estimated to be $9.347 billion lower in 2017-18 than its 2014-15 high of $43.105 billion, with debt in 2020-21 projected to remain below the 2014-15 peak. The debt to revenue ratio has continued to be revised down and is expected to remain below 70% across the forward estimates, compared to 86% in 2014-15. General Government Sector debt in 2017-18 is expected to be $33.758 billion, a reduction of $14.663 billion compared with the 2014-15 Budget projection.

The reduction in General Government debt in 2016-17, supplemented with further balance sheet measures, has provided the Government with the capacity to fund important new capital infrastructure over the forward estimates without significantly increasing debt.

Budget Strategy and Outlook 2017-18

Net operating surpluses

The net operating surplus of $2.8 billion for 2016-17 is expected to be the largest surplus since 2005-06.

Net operating surpluses are expected in each year of the forward estimates, despite the cost of responding to STC Debbie and forecasts for GST and State taxation revenue being revised down by $1.554 billion across the period 2016-17 to 2019-20 since the 2016-17 MYFER. Demonstrating the Government’s ongoing commitment to expenditure control, the new expenditure initiatives outlined in the 2017-18 Budget are partly funded through reprioritisations.

Operating expenses are forecast to grow at a sustainable rate, averaging 3.2% per annum over the five years to 2020-21.

The key fiscal aggregates of the General Government Sector for the 2017-18 Budget are outlined in the table below and are discussed in detail in Chapter 3.

Overview Table 2	General Government Sector – key fiscal aggregates[1]

	2015-16 Actual[2] $ million	2016-17 MYFER $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Revenue	50,995	54,953	56,434	55,869	56,138	57,887	58,982
Expenses	50,025	52,927	53,610	55,723	56,021	57,183	58,574
Net operating balance	970	2,026	2,824	146	117	704	408
PNFA[3]	4,092	5,210	4,416	5,123	6,471	7,015	6,462
Fiscal balance	(461)	(1,015)	868	(2,363)	(3,946)	(2,725)	(2,496)
Borrowing	35,486	36,022	33,937	33,758	36,393	38,760	41,244
Borrowing (NFPS)[4]	72,922	73,749	73,102	71,989	74,978	77,720	81,148

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.
2.	Reflects published actuals.
3.	PNFA: Purchases of non-financial assets.
4.	NFPS: Non-financial Public Sector.

Budget Strategy and Outlook 2017-18

1	Economic plan – creating opportunities for all Queenslanders

Features

•	The Queensland Government’s commitment to creating jobs for Queensland is underpinned by its strong focus on driving ongoing economic growth and creating more opportunities for all Queenslanders. A key element of this commitment is an overarching economic plan focused on facilitating sustainable growth and jobs in the State’s traditional, emerging and new industries, including in regional Queensland.

•	The economic plan outlines six key policy channels through which the Government continues to drive sustainable economic growth:

•	Fostering entrepreneurship and innovation

•	Promoting business investment and exports

•	Delivering and facilitating productive infrastructure

•	Growing our human capital

•	Optimising the use of our land and natural resources

•	Leading an innovative, active and responsive public sector.

•	Most importantly, the economic plan will ensure the translation of this growth into more job opportunities for all Queenslanders over the short, medium and longer term by:

•	Increasing the employment opportunities available to Queenslanders

•	Enhancing the skills and capability of Queenslanders to access job opportunities

•	Improving the matching of workers with jobs

•	Ensuring all Queenslanders, including those from disadvantaged cohorts and across regional Queensland, benefit from increased opportunities.

•	The 2017-18 Budget will continue to support and facilitate growth of a more innovative, diverse and productive economy, in line with the economic plan and will build on the policies and programs already implemented by the Government.

•	Key elements of the Budget include significant infrastructure investments across the State as part of a $42.75 billion capital works program over four years and initiatives to promote further growth in traditional and emerging industries, including in regions facing challenges.

•	Operation Queensland Recovery is helping rebuild vital infrastructure and supporting communities to restore the productive capacity of economies impacted by recent natural disasters. In addition, the continued strong focus on health, education, justice and public safety, as well as a significant investment in social and Indigenous housing, will ensure all Queenslanders share in the increased opportunities and prosperity as the economy grows.

•	By supporting the recovery, transition and growth of businesses, industries and communities across the State, the capital works program and other initiatives aimed at fostering investment and growth in the 2017-18 Budget will directly support around 40,000 jobs in 2017-18, predominantly in the private sector. Importantly, they will also continue to create jobs and improve employment outcomes for all Queenslanders into the future.

Budget Strategy and Outlook 2017-18

1.1	The Government’s economic plan

The economic and employment opportunities available to Queenslanders and the quality of life they enjoy depend on the productive capacity, strength and resilience of the State’s economy.

Queensland’s overall economic and labour market performance in recent years has been strong, with more than 59,000 jobs created in Queensland in trend terms since January 2015 and the State expected to record higher economic growth than nationally in 2016-17.

However, the State’s economy continues to face some challenges, particularly in regions recovering from Severe Tropical Cyclone (STC) Debbie, facing persistent drought or continuing to transition to broader based growth following the resources investment boom.

In the longer term, the State’s economic performance will be influenced by a range of international and national economic factors and impacted by ongoing social and demographic trends. In particular, the ageing population, technological change, growth of the Asian middle class and increased environmental concerns will provide both opportunities and challenges.

To ensure the economy remains resilient and capable of responding to challenges and opportunities, the Queensland Government remains committed to supporting business and employment growth in traditional, emerging and new industries, including in regional Queensland.

The Government’s economic plan outlines six key policy channels through which the Government continues to deliver innovative policies and programs to drive economic growth and jobs – creating opportunities for all Queenslanders. The economic plan builds on the Working Queensland initiatives and the Jobs Now, Jobs for the Future employment plan outlined in the 2015-16 Budget and is in line with the 2016-17 Budget’s focus on innovation, investment and infrastructure.

Figure 1.1	Queensland Government’s economic plan

Budget Strategy and Outlook 2017-18

1.2	Improving employment opportunities and outcomes in a transitioning economy

The Queensland economy and labour market has been transitioning gradually over many decades to a more diversified services-based economy, driven by changes in international, national and domestic demand for products and services, productivity enhancing technological advancement and changes in our competitive advantages as the global economy evolves.

Analysis of employment data over the past 30 years shows how the State’s labour market continues to evolve in terms of the industries primarily driving employment growth, labour force participation rates, the demographics of the labour market, the diversity of occupations and job opportunities, and the variety and flexibility of working arrangements.

Over this period there has been a decline in the share of employment supported by some traditional industries (e.g. agriculture and manufacturing), while employment in service industries (e.g. health care and education) has grown in line with trends throughout the developed world.

Other factors, such as the increased use of labour saving technology, have contributed to a fall in the share of employment in some industries (e.g. agriculture, forestry and fishing, and wholesale and retail trade) while at the same time resulting in the emergence of new occupations and stronger growth in employment opportunities in a range of other sectors (e.g. business services).

Chart 1.1	Queensland employment share by industry, 1989-90 and 2015-16[1]

Note:

1.	Employment shares are based on ABS data on total hours worked by industry.

Source: ABS 6291.0.55.003.

Budget Strategy and Outlook 2017-18

Recent changes in global economic conditions, including the demand for various commodities and the resulting value of the A$, have impacted in various ways on some key industries (e.g. mining and tourism-related industries), complicating the transition in areas of regional Queensland.

Meanwhile, other factors including population ageing, increasing female participation rates and enhanced diversity and flexibility in employment arrangements, have seen significant changes in the composition of Queensland’s labour force over recent decades.

The female share of employment has increased from 38% in 1985-86 to 47% in 2015-16, while the share of all workers aged 55 years and over has almost doubled from 9.3% to 17.8% over the period. Meanwhile, part time employment has increased from 19% to 30% of total employment.

Given the dynamic nature of the global and national economies, and the likelihood that the Queensland economy and labour market will continue to evolve, the Government’s economic plan is aimed at driving ongoing growth in productivity, economic activity and employment.

In line with the economic plan, the Government’s existing policies and programs, as well as new initiatives in the 2017-18 Budget, will drive four key outcomes in facilitating improved employment opportunities for Queenslanders over the short, medium and longer term:

1.	Increasing the employment opportunities available to Queenslanders:

•	The employment opportunities available in the economy reflect the quantity and quality of labour required to produce goods and services.

•	Policies and programs that enhance productivity, drive business investment, facilitate infrastructure investment and remove constraints on business growth will help drive increased demand for labour and more job opportunities.

2.	Enhancing the skills and capability of Queenslanders to access job opportunities:

•	The quality and quantity of labour available in the economy depends on the capacity and capability of people to effectively participate in the labour market.

•	Policies and initiatives that improve education, skills, health and welfare will result in increased and more effective workforce participation.

3.	Improving the matching of workers with jobs:

•	It is important labour market stakeholders can interact efficiently and effectively so that businesses can access and identify appropriately skilled workers, and jobseekers can identify and access appropriate employment opportunities, conditions and incomes.

•	Policies and regulatory settings that facilitate the efficient operation of the labour market, including improving information flows and labour mobility, play a critical role in ensuring optimum economic outcomes by facilitating the matching of labour demand and supply.

4.	Ensuring all Queenslanders, including those in disadvantaged cohorts and across regional Queensland, benefit from increased employment opportunities:

•	There are several labour market cohorts that have historically faced challenges including: youth; long-term unemployed; mature aged; people with a disability; Aboriginal and Torres Strait Islanders; and people from culturally and linguistically diverse backgrounds.

•	Policies and initiatives aimed at addressing the issues faced by these cohorts, as well as communities and jobseekers in areas of regional Queensland facing challenges, are needed to help ensure fair and equitable employment outcomes for all Queenslanders.

Budget Strategy and Outlook 2017-18

Figure 1.2	Improving employment outcomes through the economic plan

1.3	Driving private sector growth and jobs

In line with its commitment to drive enhanced economic and employment outcomes, the Queensland Government maintains a strong focus on facilitating productivity enhancing infrastructure and private sector investment, improving the competitiveness of the State’s industries, and building the capacity and employability of the State’s workforce.

This focus on private sector growth and employment is critical given the private sector comprises more than 80% of the State’s economy and supports around 84% of Queensland jobs. Of the 2.36 million Queenslanders employed in 2015-16, almost 2 million were in the private sector.

In addition, several key industries that are generally dominated by private sector businesses and investment (e.g. resources, manufacturing, tourism and construction) are key drivers of economic activity and jobs in many areas of regional Queensland.

Governments at all levels play a key role in shaping and supporting economic and employment outcomes in an economy by facilitating private sector investment, growth and jobs.

In particular, the Queensland Government has a crucial role in ensuring the State’s regulatory and policy frameworks create and sustain an environment conducive to business investment and confidence in several fundamental policy areas: reducing red tape; maintaining an efficient and competitive taxation regime; and maintaining a supportive and sustainable fiscal environment.

Budget Strategy and Outlook 2017-18

Chart 1.2	Queensland employment shares by private and public sectors, 2015-16

Note:

1.	Includes Commonwealth, State and local government employment.

Sources: ABS 6202.0 and 6248.0.

Reducing red tape

•	The Government’s Better Regulation Taskforce continues to identify opportunities to reduce unnecessary and burdensome regulation, thereby cutting the burden and costs for business, including more than 400,000 small businesses, across the State.

•	The ongoing work of the Taskforce will continue to foster more competitive and sustainable businesses and industries, incentivise private sector investment and, ultimately, lead to more employment and higher incomes.

Maintaining an efficient and competitive taxation regime

•	The Government is committed to maintaining an efficient and competitive taxation regime, which provides a competitive advantage to the State’s businesses, moderates the tax burden for its citizens and is fundamental to job creation and sustainable development.

•	Queenslanders continue to benefit from the Government maintaining its commitment not to introduce new taxes, fees or charges.

Maintaining a supportive and sustainable fiscal environment

•	Responsible fiscal management is the backbone of the Government’s economic agenda, providing business with the confidence and certainty to invest and employ.

•	The Government’s adherence to a set of key fiscal principles, including its commitment to focus on reducing the General Government debt burden, helps provide the fiscal capacity to help the community when needed most, for example, when responding to natural disasters.

Budget Strategy and Outlook 2017-18

In addition to ensuring the State’s broader economic and fiscal environment is conducive to growth and investment, the Government continues to implement a range of more specific and targeted initiatives to facilitate economic growth and jobs in the short, medium and longer term.

Several key Budget initiatives will create a substantial and immediate increase in economic activity and jobs across the State, including the $77.5 million boost to enhance the highly successful Back to Work Regional Employment Package and extend key elements to South East Queensland. The 2017-18 Budget also provides additional funding of $200 million over two years for the Works for Queensland program, supporting local governments outside South East Queensland that are facing unemployment issues to undertake job-creating maintenance and minor infrastructure works. This supplements the $200 million provided in the MYFER, bringing the Palaszczuk Government’s total Works for Queensland commitment to $400 million.

Other initiatives, including the $200 million Jobs and Regional Growth Package and Market Led Proposals initiative, will support significant employment opportunities across the State during the construction phase of projects and enhance the productive capacity of the economy.

These measures, along with key elements of the Advance Queensland program and other existing initiatives, will support ongoing jobs over the medium to longer term by providing economic infrastructure, increasing private sector investment, enhancing innovation and promoting a more diversified economy.

The 2017-18 Budget includes a range of measures which will boost productivity and support ongoing longer-term employment including significant infrastructure projects in both South East Queensland and regional Queensland as part of a $42.75 billion four year capital works program.

Funding in the Budget for key infrastructure projects in 2017-18 includes:

•	$3.885 billion for transport and roads throughout Queensland

•	$129 million as part of the Queensland Government’s $5.409 billion commitment to deliver Cross River Rail

•	$604.6 million for the construction and refurbishment of school educational facilities, early childhood education and care services and training assets

•	$916.1 million for health, including health facilities and infrastructure across all regions

•	$2.063 billion to deliver cost effective, safe, secure and reliable energy and water supply across the State.

The Budget also features a range of initiatives to promote ongoing growth in traditional and emerging industries, including in regional Queensland. These includes significant funding to: implement the Trade and Investment Strategy, 2017-2022; support the ongoing work of Tourism and Events Queensland (TEQ); enhance Great Barrier Reef water quality; further develop priority industry roadmaps; promote further exploration and mining activities in the resources sector; and leverage greater value from the State’s national parks.

The continued strong focus on health, education, justice and public safety, as well as a significant level of investment to improve social and Indigenous housing, will help build the capacity and productivity of the State’s workforce, ensuring businesses can draw on a skilled, capable labour supply and workers can capitalise on job opportunities as the private sector invests and grows.

Budget Strategy and Outlook 2017-18

In addition, Operation Queensland Recovery is helping rebuild vital economic and social infrastructure in communities impacted by recent natural disasters, maintaining the productive capacity of these vital regional economies.

By continuing to support the recovery, transition and longer term growth of businesses and industries across the State, the 2017-18 Budget complements the substantial reforms and innovative initiatives already implemented by the Government to support ongoing economic growth and improved employment outcomes throughout the State.

Box 1.1	Helping Queenslanders back to work

A critical focus of the Government’s employment policy is to ensure all Queenslanders have the opportunity to access and benefit from employment opportunities.

To help support disadvantaged jobseekers and build the confidence of businesses to take on more staff, particularly in regional Queensland, the Government has implemented two successful flagship employment initiatives: the $240 million Skilling Queenslanders for Work (SQW) and the $177.5 million Back to Work programs. Between them, the two programs have already helped a significant number of Queenslanders, particularly in regional areas, into employment.

Skilling Queenslanders for Work

The $240 million SQW initiative is one of the Government’s key programs aimed at assisting under-utilised or under-employed people, with the suite of programs expected to help support up to 32,000 Queenslanders into work.

SQW provides training and skills development opportunities to people marginally attached to the labour market as well as young people, Aboriginal and Torres Strait Islanders, people with a disability, mature-aged jobseekers, and jobseekers from culturally and linguistically diverse backgrounds. The initiative is supported by a state wide regional network forming partnerships with community-based organisations and local employers to determine local skills and entry-level industry and labour needs.

SQW has assisted more than 18,000 disadvantaged Queenslanders, with more than 9,500 participants employed, undertaking further training/study or both following participation in the programs.

Chart 1.3	Skilling Queenslanders for Work – Outcomes by Region

In 2017-18, a further $60 million will be available under SQW to provide skills, training and jobs to around 8,000 disadvantaged Queenslanders.

Budget Strategy and Outlook 2017-18

Back to Work

The Queensland Government held a series of employment forums throughout the State over the last two years to hear first-hand from jobseekers, employers and industry stakeholders how the Government can help get unemployed Queenslanders back to work.

The forums highlighted that the Government could play a key role in building business confidence to take on staff and to facilitate engagement between local employers and jobseekers, particularly in regions facing challenges and with transitioning economies.

The Back to Work Regional Employment Package, announced as part of the 2016-17 Budget, committed $100 million to support regional businesses to gain the confidence to employ jobseekers. More specifically, the program focuses on those areas of the State facing high unemployment and/or specific cohorts facing employment challenges. The temporary stimulus provided by the payments may help in sustaining labour demand.

The initiative included $80 million for support payments of up to $15,000 for employers who take on an unemployed regional jobseeker, including long-term unemployed. In addition, the Government established 16 Back to Work Teams throughout regional Queensland to help regional communities generate innovative solutions to local employment challenges.

A $20,000 Youth Boost payment was subsequently introduced and is available to employers until 31 October 2017 if they hire an unemployed young jobseeker (15-24 years) in regional Queensland.

As at 31 May 2017, around 1,000 regional employers have successfully applied for a Back to Work employer support payment and more than 1,372 employers have successfully applied for a Youth Boost payment to provide jobs to regional jobseekers.

As outlined in Chart 1.4 below, Back to Work has resulted in 4,334 jobseekers being employed throughout regional Queensland.

Chart 1.4	Back to Work – Jobs supported by region

Building on the success of the program, the 2017-18 Budget has committed a further $77.5 million to extend and enhance the Back to Work Program, including an additional $50 million for regional Queensland and $27.5 million to broaden the program to provide support for long-term unemployed and young unemployed persons in South East Queensland.

Budget Strategy and Outlook 2017-18

1.4	Supporting growth and jobs through the economic plan

Since January 2015, the Queensland Government has announced a range of significant new initiatives to grow the economy and support jobs. A significant amount of the funding related to these existing initiatives will continue to flow through to the economy in 2017-18 and subsequent years, thereby supporting ongoing economic activity and employment throughout the State.

Building on this substantial pipeline of existing programs and infrastructure projects, the 2017-18 Budget includes a range of significant new initiatives and increased funding for existing programs that will generate economic activity and jobs throughout the State. The Budget also includes substantial additional investment in productivity enhancing infrastructure and capital works, including several major new projects in regional Queensland.

As a result, the economic activity facilitated through the Government’s existing commitments and 2017-18 Budget measures is estimated to directly support around 40,000 jobs in 2017-18. These jobs are likely to be predominantly in the private sector, but some Government initiatives and capital works will also likely support some local government employment related to specific projects in regional Queensland.

These new and existing initiatives will continue to drive economic growth and, most importantly, create employment opportunities for Queenslanders.

The following sections of this chapter outline how the Government’s existing and new 2017-18 Budget initiatives will contribute to ongoing growth and increased employment opportunities in line with each of the key policy channels identified in the Government’s economic plan.

1.4.1	Delivering and facilitating productive infrastructure

Delivering and facilitating key infrastructure directly supports construction jobs in the short term. However, the key role of infrastructure is to lift the productive capacity of the economy over the medium to longer term by facilitating the more efficient production and distribution of goods and services, as well as enhancing labour mobility.

By improving the productivity and competitiveness of the State’s businesses and exporters, infrastructure enables resources to be utilised more efficiently and invested more effectively to help stimulate sustainable business activity and growth, thereby supporting ongoing jobs.

Infrastructure provision, particularly transport infrastructure, can also enhance the supply of labour by increasing labour mobility, with the cost and length of the daily commute impacting on people’s capacity to access employment, work in different places and at different times.

The Government has made the provision and facilitation of key infrastructure a priority through development of the State Infrastructure Plan (SIP), which sets out a new strategic direction for the planning, investment and delivery of the State’s infrastructure.

Budget Strategy and Outlook 2017-18

This includes a strong focus on infrastructure in regional areas through initiatives such as:

•	$130 million Jobs and Regional Growth Fund to facilitate private sector investment and multi-user infrastructure

•	$375 million Building our Regions program to fund local government projects

•	$400 million Works for Queensland Program (including an additional $200 million in this Budget) to support employment through the maintenance and enhancement of infrastructure and facilities in regional Queensland.

The Government has committed to fully fund and deliver the $5.409 billion Cross River Rail project. Cross River Rail, Queensland’s highest priority transport infrastructure project, will provide additional rail capacity to Brisbane’s CBD and provide significant benefits in terms of reduced congestion, improved network reliability and increased accessibility.

To further promote growth and jobs, key industries and communities in regional Queensland will also be supported by major infrastructure projects announced in the Budget, including $604.6 million for the construction and refurbishment of educational facilities and the $386 million Powering North Queensland Plan (including $136 million Burdekin Falls Dam Safety Improvement Program, $150 million for the development of strategic transmission infrastructure to support a clean energy hub and $100 million for Burdekin Falls Dam hydro-electric power station).

The 2017-18 Budget also includes the $225 million Townsville Water Security initiative, $176 million Cairns Convention Centre Expansion, and funding towards key projects identified as part of the Townsville City Deal, including the State’s contribution to the $250 million North Queensland Stadium.

In addition, Operation Queensland Recovery will help re-build and maintain the productive capacity of regions impacted by recent natural disasters.

A key initiative in the 2017-18 Budget is the $1.8 billion Queensland Housing Strategy over 10 years, to help boost the supply of social and affordable housing in response to population growth and housing affordability pressures.

The program will boost the supply of social and affordable housing to respond to population growth and housing affordability pressures, leverage partnerships with private industry and local governments, and enable reforms to the housing services and support system.

1.4.2	Promoting business investment and exports

In addition to facilitating the provision of productivity enhancing infrastructure, the Queensland Government continues to ensure the State’s taxation and regulatory frameworks support business investment, as well as implementing specific policies and initiatives that attract and encourage the growth and development of businesses, industries and trade opportunities.

Over the past decade, private business investment, such as investment in non-dwelling construction and machinery and equipment averaged nearly $45 billion per annum, up from $17 billion in the previous decade in real terms.

This investment supported growth of more than 40% in Queensland export volumes over the decade to 2015-16, with one in every five dollars spent on Queensland produced goods and services coming from international or interstate buyers of our exports. Importantly, many of the State’s export-orientated industries also contribute significantly to regional economies.

Budget Strategy and Outlook 2017-18

Given the State’s proximity to the rapidly growing Asia-Pacific region, further growth in these key trading partners and the increasing prosperity in developing countries such as China and India will continue to provide trade opportunities through ongoing demand for a range of products and services.

China is now the biggest export destination for Queensland merchandise exports and the largest source of international tourists to Queensland. In the decade to 2016, merchandise exports to China have grown nearly fourfold and spending by Chinese visitors has increased by a factor of seven. Over the same period, merchandise exports to India have more than doubled, while visitor spending from Asian countries other than Japan and China has increased by 90%.

Chart 1.5	Merchandise exports by destination

Chart 1.6	Visitor expenditure by Country

Meanwhile, the increasing mobility of innovative high value firms and workers reinforces the need to maintain an environment that attracts and retains business investment, unlocking new markets, facilitating investment, and attracting and creating high value jobs.

The Queensland Government has continued to update and review existing regulatory settings where circumstances change, including significant reforms in the personalised transport market and changes to trading hours which came into effect on 1 December 2016.

The Government has also implemented several initiatives directly aimed at attracting, fostering and facilitating business investment and growth, particularly in regions, including: $130 million Jobs and Regional Growth Fund to facilitate private sector and multi-user infrastructure; $40 million Advance Queensland Industry Attraction Fund to attract businesses to relocate or establish new projects in the State; and $20 million Made in Queensland program to increase the competitiveness of businesses and employment opportunities in the manufacturing industry.

The Government is also supporting a range of large projects that require significant coordination between stakeholders and leverage substantial investment from the private sector, including through Market Led Proposals such as the $512 million enhancement to the Logan Motorway.

Other Market Led Proposals announced include an international Cruise Terminal at Luggage Point and an Aquarium and Maritime Museum at South Bank. Both these projects should support growth in tourism, one of Queensland’s major export industries. International and domestic tourists spent more than $27 billion in Queensland in 2016-17 and tourism directly employs more than 135,000 Queenslanders.

Budget Strategy and Outlook 2017-18

Other initiatives already implemented to support growth in tourism include the Connecting with Asia Strategy and the Attracting Aviation Investment Fund, which have already attracted new services and extra flights from several destinations to the Gold Coast, Cairns and Brisbane. Meanwhile, the Government’s significant commitment, including an additional $47.1 million in this Budget to revitalise Tourism and Events Queensland to promote Queensland as a tourism destination will play a vital role in continuing to drive tourism growth across the State.

The 2017-18 Budget reinforces the Government’s commitment to supporting business investment and trade in a range of other areas. The Budget allocates $175 million over five years to deliver the Great Barrier Reef Water Quality Program as part of the Government’s ongoing commitment to protect the Great Barrier Reef, one of the State’s great natural tourism assets.

To continue to facilitate economic transition and unlock new opportunities for business and employment growth, the Budget also allocates a further $15 million to develop priority industry roadmaps and action plans.

Box 1.2	Supporting our regions in transition

Regional Queensland, with its abundant natural, agricultural and mineral resources, is a key contributor to the performance of both the State and national economies. Indeed, almost 40% of the State’s economic activity and 30% of jobs are in areas outside South East Queensland.

With Queensland having the most decentralised population in mainland Australia, the State comprises a range of unique regional economies with different industry structures, climate, demography and competitive advantages. As such, regions vary in the extent to which they are sensitive to global factors and cyclical or structural changes impacting on key industries.

Therefore, while some regional areas are doing well, others are facing some challenges, particularly those transitioning from traditional mining and agriculture-based economies to broader based drivers of growth.

The importance of supporting regional economies in transition was highlighted recently in the Commonwealth Productivity Commission’s (PC) Initial Report on Transitioning Regional Economies, released in April 2017.

The report notes that many factors influence the way regional communities respond to changing economic circumstances, with the most appropriate policy responses depending on the adaptive capacity of individual regions and the nature of changes they face. The study also highlighted that policies should be aligned with a region’s strengths and supported by targeted investment to develop the capability of the community to deal with transition and adaptation.

Consistent with the PC’s findings, the Queensland Government’s existing and 2017-18 Budget initiatives include a range of policies and programs providing support to, and facilitating economic activity in regions impacted significantly by the recent slowdown in mining related activities (such as the North West, Outback and Townsville) as well as regions facing challenges due to ongoing drought or in the wake of recent natural disasters.

Budget Strategy and Outlook 2017-18

These include initiatives aimed at:

•	Facilitating investment and leveraging regional economic strengths and opportunities – e.g. $200 million Jobs and Regional Growth Package; $375 million Building Our Regions program; the recently launched Advancing Tourism 2016-2020 Strategy to boost tourism exports and attract job-creating investment; $33.5 million Connecting with Asia Strategy to help tap into new opportunities provided by the growing middle class in Asia; and $42.3 million for the Natural Resources Investment Program included in this Budget.

•	Increasing regional employment opportunities and improving the skills and capability of regional jobseekers – e.g. $177.5 million Back to Work Program; and $240 million Skilling Queenslanders for Work Program.

•	Building the resilience and adaptive capacity of regional communities and economies more broadly – e.g. $1.1 billion allocated in this Budget to rebuild critical infrastructure in regions impacted by STC Debbie and related flooding; tackling the impacts of ongoing drought through the Drought Assistance Package; and $39 million over four years to deliver initiatives to support the North West Minerals Province, including $27.1 million for the Strategic Resources Exploration Program.

In total, around $4.811 billion of the Government’s $10.171 billion capital works program in 2017-18 is dedicated to delivering productive and essential infrastructure in regional Queensland. The capital works program and the implementation of other key existing and 2017-18 Budget initiatives will directly support around 22,000 jobs, predominantly in the private sector, in regional Queensland in 2017-18.

Chart 1.7	Jobs supported by Government initiatives in 2017-18, by region

Budget Strategy and Outlook 2017-18

1.4.3	Optimising the use of our land and natural resources

Queensland has significant endowments of natural resources, including minerals, land, water, reefs and its unique natural landscape and heritage.

Importantly, key industries relying directly on the use of Queensland’s land and natural resources are comparatively more important to regional Queensland, with mining, agriculture, forestry and fishing collectively accounting for only 2% of direct total employment in South East Queensland but nearly 12% in the rest of the State.

In addition, the Queensland tourism industry is linked closely to the State’s natural assets (e.g. Great Barrier Reef, national parks, beaches and waterways and outback), many of which are located in regional areas.

Major policy areas in which Queensland Government initiatives enhance the economic benefits and employment derived from the use of land and natural resources include land use planning frameworks, environmental regulation and red tape reduction, as well as initiatives relevant to the specific industries reliant on land and natural resources as key inputs to production.

Land use planning initiatives undertaken by the Queensland Government include the introduction of the new Planning Act 2016, which will provide the foundation for Australia’s best planning system and deliver a transparent and efficient system that contributes to investment and jobs. The Government has also undertaken a review of the South East Queensland (SEQ) Regional Plan 2009-2031 and developed a new statutory regional plan for SEQ, ShapingSEQ, to provide a framework for managing growth over the next 25 years and a vision for the next 50 years in the south-east corner.

Other key initiatives already implemented are designed to enhance environmental regulation and help address the impacts of climate change, including the Reef 2050 Long-term Sustainability Plan, a three year investment in the development of a Queensland Climate Adaptation Strategy (Q-CAS), and development of an effective transition strategy towards a low carbon future.

A number of other significant reforms will help ensure the resources sector continues to be a key contributor to the economy, including a new Tenure Framework, modernising Queensland’s mining and resources regulatory framework and development of a Gas Action Plan, as well as the key resources exploration and investment initiative, the Future Resources Program.

The Government has recently announced a Royalties Payment Scheme – a new policy approach for major resource projects for the future development of the Galilee and Surat Coal Basins, Gas Basins and the North West Minerals Province.

For major projects that have completed comprehensive environmental impact assessments at the State and Commonwealth level, the scheme provides for negotiation of agreements with proponents of projects with significant regional employment, royalties and economic opportunity benefits for medium-term deferral of royalty payments.

These agreements are to be subject to security arrangements, royalties being repaid in full including interest costs at the State bond rate. Other key conditions include the provision of third party access to infrastructure or other acceptable economic infrastructure to the State.

Budget Strategy and Outlook 2017-18

The Government has also provided considerable support to agricultural producers through: the Drought Assistance Package to assist farmers affected by financial stress and drought; implementing recommendations from the Biosecurity Capability Review to restore Queensland’s biosecurity capability to world’s best practice; and provision of extra funding to combat Panama disease and the spread of yellow crazy ants.

The 2017-18 Budget features a range of further initiatives aimed at optimising the use of the State’s land and natural resources, including promoting exploration and mining activities through the $27.1 million Strategic Resources Exploration Program. Key elements of this initiative also form part of the Government’s overall package of $39 million over four years to deliver initiatives to support the North West Minerals Province, including implementation of the Queensland Government’s Strategic Blueprint aimed at facilitating a strong and prosperous future for the region.

In order to protect the State’s natural assets to ensure they continue to create wealth for current and future generations of Queenslanders, this Budget also allocates $175 million to improve water quality in the Great Barrier Reef, safeguard and respond to biosecurity related risks, and develop a Climate Change Strategy to assist Queensland to meet its national and international obligations related to CO2 emissions targets.

The Government’s comprehensive Great Barrier Reef Water Quality Program, totalling $175 million over five years, is in addition to the $100 million provided in 2015-16 to address the recommendations arising from the Great Barrier Reef Water Science Taskforce.

The Budget also includes $40 million to revitalise and leverage value from our national parks through increased tourism and other activities.

1.4.4	Fostering entrepreneurship and innovation

Entrepreneurship and innovation are key drivers of economic growth, increased productivity and improvements in Queenslanders’ living standards and wellbeing.

Innovation relates to the development, adoption and application of new ideas to improve the quality and quantity of production of goods and services while entrepreneurs play a special role in the diffusion of innovation and bringing new ideas and processes to market. Therefore, innovation and entrepreneurial endeavours create additional employment opportunities and enhance the skills and knowledge of the workforce.

A key driver of innovation is increased competition. Therefore, the Government’s ongoing focus on ensuring the State’s regulatory and policy frameworks create and sustain an environment conducive to business investment and confidence will also help support the ongoing development, adoption and diffusion of innovative approaches and technology throughout the State’s traditional and new industries.

The Queensland Government has also made a significant commitment to driving innovation and entrepreneurship through the Advance Queensland suite of programs, based on international evidence of ‘what works’ to create the knowledge-based jobs of the future.

Budget Strategy and Outlook 2017-18

This includes commercialisation and co-investment programs, such as the Business Development Fund (BDF) that assist businesses in turning new ideas into viable businesses, connecting them with international and interstate expertise, and helping raise the State’s profile as an investment destination.

To date the BDF has invested over $10.9 million in 10 innovative Queensland based businesses. These businesses are at the forefront of commercialising cutting edge research or innovative ideas, products or services.

The Government has also developed, or is developing in conjunction with industry stakeholders, strategic 10-year industry roadmaps for a number of future focused and innovation-intensive priority industries, including Biofutures and Advanced Manufacturing, to ensure these industries have a bright future in Queensland.

The 2017-18 Budget includes additional funding of $15 million over four years to further develop the priority industry roadmaps and action plans in order to support emerging and priority sectors to maximise their innovation potential. This measure builds on the existing Advance Queensland investment in innovation, skills, education, business development and a start-up culture, delivering knowledge-based jobs now and into the future.

This takes the Palaszczuk Government’s total Advance Queensland commitment to $420 million, positioning Queensland as the place to turn great ideas into reality. Meanwhile, $10 million is being redirected into the successful Ignite Ideas Fund, with almost $16.5 million invested to date in 118 innovative small firms.

Through key elements of the Advance Queensland program and other new initiatives specifically targeting teaching and learning, the Government is also ensuring the State’s future workforce is ‘innovation ready’, such as building the skills, creativity and technical ability of Queenslanders to drive innovation in the future, as well as helping develop, attract and retain world-class scientific talent.

1.4.5	Growing our human capital

Human capital represents the skills, knowledge and capacity embedded in Queenslanders. A more educated, skilled, flexible and healthier workforce, such as a greater quality and quantity of human capital will ensure the State is well positioned to realise improvements in productivity and competitiveness, driving economic growth and higher real incomes, resulting in improved living standards for Queensland families and communities.

A more skilled and flexible workforce is also likely to see people remain engaged in the labour market for longer and transition better into new forms of employment when cyclical or structural changes alter the mix of skills and knowledge required across the economy.

The Queensland Government has played a significant role in helping Queenslanders back into work through initiatives such as the Skilling Queenslanders for Work and Back to Work programs. In particular, these programs support persons from cohorts that often face barriers to entering the labour force, including youth, long-term unemployed and other disadvantaged groups, building their skills and incentivising employers to employ these jobseekers.

Budget Strategy and Outlook 2017-18

In addition, initiatives such as the Apprentice and Trainee Payroll Tax Rebate and Queensland Government Building and Construction Training Policy provide incentives for businesses to take on workers and help build the stock of qualified and skilled Queenslanders for the future.

In the longer term, ongoing development of a more skilled workforce in Queensland will be supported through Jobs Queensland, an independent statutory authority to provide advice to Government on skills demand and long-term workforce planning in Queensland. Other measures implemented to strengthen the Vocational Education and Training (VET) sector, as outlined in the 2016-17 VET Investment Plan and Rescuing TAFE initiative, will also drive enhanced vocational skills and training in the longer term.

To ensure Queenslanders have the health, education, skills and capabilities necessary to enter, participate effectively and remain in the labour market, the Government continues to commit significant funding and introduce a range of new initiatives to ensure continuous improvement in Queensland’s world class health and education systems.

Key measures in the 2017-18 Budget to help promote education and training, thereby enhancing the productivity and skills of Queensland’s current and future workforce, include:

•	$500 million Building Future Schools Fund – to address enrolment growth pressures in state schools

•	$250 million Six Full Cohorts 2020 Ready – building the essential education infrastructure needed to cater for the 17,000 additional students expected in 2020

•	$200 million in additional funding to build fit for purpose learning environments that support educational outcomes

•	$150 million Advancing Teaching and Learning – for investment in teacher attraction, quality and leadership

•	$10 million Regional Skills Adjustment Strategy – additional funding over two years to support unemployed individuals to develop employability skills for jobs in demand, jobs pathway planning and to provide access to training at TAFE Queensland

•	$1.2 million Enhanced Youth Employment Program – additional funding over three years to secure sustainable employment for Aboriginal and Torres Strait Islander youth.

The 2017-18 Budget also includes a range of other significant investments to help improve health outcomes and build workforce flexibility and resilience including:

•	$208.4 million in additional funding over four years for essential upgrades to health facilities and supporting infrastructure in rural and regional areas across the State

•	$131.8 million over four years as an initial investment to enhance public hospital capacity and services in South East Queensland, including the expansion of the emergency department at Caboolture Hospital and detailed planning and preparatory works for proposed redevelopments at Logan, Caboolture and Ipswich hospitals

•	$68.9 million in additional funding over four years to establish a new Adolescent Extended Treatment Facility at The Prince Charles Hospital, two new adolescent Step Up Step Down units in Brisbane, and refurbishment of two adolescent Day Program spaces at Logan and the Gold Coast.

Budget Strategy and Outlook 2017-18

1.4.6	Leading an innovative, active and responsive public sector

Historically, the State Government has accounted for around 13% of total economic activity in Queensland and a similar proportion of the State’s employment. In addition to being a large employer itself, the Queensland Government indirectly supports ongoing private sector business activity and jobs through both the procurement and delivery of significant goods and services.

Therefore, the Queensland Government is committed to leading the way in terms of driving productivity and economic growth through responsible and sustainable fiscal management, as well as innovative approaches to improving the efficiency and effectiveness of procurement and delivery of essential services.

The Queensland Government has already introduced a number of major innovative reforms to streamline, modernise and improve the way the government delivers and facilitates investment in infrastructure and delivers its services.

These include the Market Led Proposals initiative to facilitate a range of large, complex projects and leverage substantial investment from the private sector, and the Social Benefit Bonds initiative, which has resulted in new and innovative approaches to tackling complex social and economic challenges, including initial pilot programs being negotiated and implemented in the areas of reoffending, reducing Indigenous disadvantage and homelessness.

The Government’s proactive response to address issues raised by business and the community has included the substantial progress made in implementing the One-Stop Shop program, making it simpler and easier for people to access the information and government services they need, with around 250 new and/or improved services now available online.

In the 2017-18 Budget, the Government has provided increased funding of $31 million over two years to continue the One-Stop Shop program which is focused on delivering improvements to frontline services, encouraging innovation and better services for citizens and businesses.

Increased funding of up to $20 million in 2017-18 is also provided for the continuation of the Drought Relief Assistance Scheme (as part of a total Drought Assistance Package of up to $34.6 million in 2017-18). This funding provides freight subsidies and emergency water infrastructure rebates to support producers and communities affected by drought across the State.

The Government is also providing increased funding of $23.3 million over four years to enhance the delivery of environmental regulatory services, to target areas of environmental risk and improve engagement with industry and the community.

Another key focus of the 2017-18 Budget is to protect vulnerable Queenslanders and enhance social cohesion and safety in communities through a range of measures, including:

•	$69.5 million to continue the specialist domestic and family violence court at Southport and roll out courts in Beenleigh and Townsville, including circuit courts to Mount Isa and Palm Island, as part of the Government’s ongoing implementation of its response to Not Now, Not Ever report

•	$18 million over four years to tackle the harmful use and effects of crystal methamphetamine (Ice) in Queensland, with measures that increase awareness, support families and better equip frontline service providers

Budget Strategy and Outlook 2017-18

•	$141.8 million over four years to further strengthen Queensland’s child protection system, taking total new funding for child safety to $200 million since the 2016-17 Budget

•	an additional $46.7 million towards the Westgate Counter-Terrorism and Safety Training Centre.

The 2017-18 Budget also sees a continued commitment by the Queensland Government to institutional and other reforms to further enhance the integrity and efficiency of the State’s electoral processes. As such, this Budget provides additional funding to the Electoral Commission to invest in a new Electoral Management system.

The Government’s innovative, proactive and responsive approach to enhance safety, security and social cohesion will directly improve the quality of life enjoyed by all Queenslanders.

In addition, combined with the initiatives in each of the other key policy channels outlined in this chapter, these measures will contribute to the more efficient and productive utilisation of the State’s natural, fiscal and human resources, leading to increased productivity, growth and jobs.

Therefore, in line with the economic plan, the 2017-18 State Budget will deliver opportunities and improved employment outcomes for Queenslanders by supporting the recovery, transition and growth of businesses and communities across the State.

Budget Strategy and Outlook 2017-18

2	Economic performance and outlook

Features

•	Following an unprecedented resources investment boom, the Queensland economy continues its transition to more broad-based growth, with STC Debbie also expected to have a considerable impact.

•	Reflecting these trends, overall growth in the Queensland economy is forecast to strengthen across the forward estimates, from 2.4% in 2015-16, to 2 3⁄4% in both 2016-17 and 2017-18.

•	GSP growth is forecast to strengthen further to 3% in 2018-19, with an anticipated recovery in business investment and a solid contribution from public sector capital spending supporting stronger domestic activity, as LNG exports plateau.

•	Based on forecasts by Australian Treasury, this is stronger than expected Gross Domestic Product (GDP) growth nationally of 1 3⁄4% in 2016-17 and in line with it in 2017-18 and 2018-19.

•	As growth becomes more broad based across the major components of domestic demand, growth in Queensland is expected to remain in line with national growth in the projection years, at 3%.

•	If the improvement in commodity prices is sustained and projects such as Adani’s Carmichael coal mine proceed, then investment in resources and exports will strengthen, potentially boosting Queensland economic growth rates and State revenues.

•	Queensland growth forecasts for 2016-17 and 2017-18 would have been higher, but for the impact of STC Debbie, which is estimated to have detracted around $2 billion or 3⁄4 percentage point from growth across these two years.

•	Major impacts from STC Debbie include the loss of around 10 million tonnes of coal exports due to damaged rail infrastructure, around $300 million of losses to sugar exports and a considerable hit to tourism in the Whitsundays region.

•	In recent years, strong growth in the housing sector has supported construction employment during the downturn in mining and LNG investment. This growth has been primarily driven by a surge in the construction of units and apartments in Inner City Brisbane, Brisbane South and Gold Coast.

•	While the substantial amount of construction work still in the pipeline will see new dwelling construction activity reach a cyclical peak in 2016-17, the recent large fall in building approvals suggests new dwelling construction will fall in 2017-18 and 2018-19.

•	Subdued real wages growth, together with population growth in line with national estimates and the easing in the dwelling sector, is expected to result in modest household consumption growth.

Budget Strategy and Outlook 2017-18

•	Business investment continues to adjust in 2016-17 from the record levels experienced during the LNG construction boom. With construction of the third and final LNG project completed in late 2016, engineering construction has stabilised.

•	Despite bright spots in the tourism, education and CSG sectors, subdued growth in overall domestic activity suggests the immediate incentive to invest remains muted. Reflecting these trends – and consistent with the national growth profile – business investment in Queensland is expected to be broadly unchanged in 2017-18, before returning to moderate growth from 2018-19 onward.

•	Overseas exports are expected to grow solidly over the forecast period, between 3% and 4% per annum. In addition to the long expected ramp up in LNG exports, coal exports are expected to recover from the fall in 2016-17 induced by STC Debbie.

•	Overall export growth is also expected to be supported by growing services exports such as tourism and education, driven by a competitive exchange rate and growing demand from Asian markets.

•	Following employment growth of 0.7% through the year to June quarter 2016, measured employment has been quite volatile during the current financial year, easing early in the year, but picking up since late 2016. Reflecting this recent momentum, employment in Queensland is forecast to be 1 1⁄4% higher over the year to June quarter 2017.

•	Better prospects for mining, construction, agriculture and tourism operators have seen a welcome improvement in regional labour market conditions. However, the impacts of recent metal mine closures and cutbacks by processors are still being felt, particularly in Townsville and the north west of Queensland-Outback.

•	Consistent with the improvement in overall domestic activity, employment growth is also expected to strengthen to 1 1⁄2% in the year to June quarter 2019. After a period of stabilisation, these trends are also expected to see the unemployment rate decline to 6% by this time.

Budget Strategy and Outlook 2017-18

2.1	External environment

2.1.1	International conditions

Queensland’s major trading partners as a whole are expected to grow 3 3⁄4% in 2017, similar to the rate of growth in the previous year. Growth is forecast to remain broadly at that rate over the forecast period (see Table 2.1). A continuing moderation of China’s economic growth outlook is expected to be balanced by more positive economic prospects for India, Korea and, to a lesser degree, the Euro Zone.

Table 2.1	Queensland’s major trading partners’ economic outlook[1]

	Actual	Forecasts
	2016	2017	2018	2019	2020	2021
Major trading partners	3.8	3 3⁄4	3 3⁄4	3 3⁄4	3 1⁄2	3 3⁄4
China	6.7	6 1⁄2	6 1⁄4	6	6	5 3⁄4
Japan	1.0	1 1⁄4	1⁄2	3⁄4	1⁄4	3⁄4
Korea	2.8	2 3⁄4	2 3⁄4	3	3	3
India[2]	6.8	7 1⁄4	7 3⁄4	7 3⁄4	8	8
Other Asia[3]	3.4	3 1⁄2	3 1⁄2	3 3⁄4	3 3⁄4	3 3⁄4
Europe	1.8	1 3⁄4	1 1⁄2	1 1⁄2	1 1⁄2	1 1⁄2
UK	1.8	2	1 1⁄2	1 1⁄2	2	2
US	1.6	2 1⁄4	2 1⁄2	2	1 3⁄4	1 3⁄4

Notes:

1.	Annual percentage change. Decimal point figures indicate an actual outcome.
2.	India’s growth profile is based on an April to March fiscal year. ‘2016’ refers to 2016-17 fiscal year.
3.	Includes New Zealand.

Sources: International Monetary Fund World Economic Outlook, April 2017 and Queensland Treasury.

The US economy grew 1.6% in 2016, lower than the 2.6% recorded in 2015 and 2.2% growth predicted by the International Monetary Fund (IMF) in July 2016. While consumers in the US were more inclined to spend as their job prospects improved, business investment recorded its first decline since 2009, while growth in residential investment slowed in 2016. A stronger US$ also saw exports largely flat in both 2015 and 2016.

US economic growth is expected by most analysts to strengthen to around 2.2% - 2.4% in 2017 and 2.3% - 2.5% in 2018. This outlook is based on anticipation of ongoing improvement in labour market conditions, which should boost household income and confidence, while a rebound in corporate profits should see business investment return to growth. Nevertheless, some of this optimism is based on the implementation of President Trump’s election commitments of an increase in government spending and corporate tax cuts.

Euro Zone monetary policy remains extremely accommodative, supporting economic recovery. Euro Zone economic growth was 1.8% in 2016, following a 2.0% rise in 2015. The unemployment rates across almost all member countries of the Euro Zone fell over the year to March 2017.

Budget Strategy and Outlook 2017-18

The European Central Bank (ECB) has forecast the region’s GDP will grow at 1.8% in 2017, before moderating slightly to 1.6% in 2019. Continuing quantitative easing by the ECB should support domestic demand while the lower Euro exchange rate should assist growth in exports. Similar optimism is shared by the IMF and the OECD, with both organisations forecasting the Euro Zone to grow at between 1.6% and 1.7% per annum in 2017 and 2018. However, financial vulnerability continues to be a concern, with the region’s banking sector still struggling with high levels of non-performing loans and low profitability. This is compounded by the Brexit process and potential political uncertainty following European elections.

China’s economic growth has come off from unsustainably high rates in recent years, as the Chinese government places greater emphasis on reducing income inequality, reforming various industries and managing financial risks to the country’s banking sector.

While reform of the country’s coal and steel industries continues in 2017, the Chinese government appears to be inclined to adopt a more market-oriented approach in pursuing further reductions in excess capacity in these industries. The market consensus is that the government’s effort to rebalance and reform the Chinese economy will lead to further moderation in headline economic growth in coming years.

Supported by accommodative fiscal and monetary policies, the Japanese economy is expected to maintain its momentum in 2017. However, Japan’s economic growth is expected to moderate in the medium term. This reflects the continued decline in the country’s population, which is limiting potential growth, together with a scheduled consumption tax hike and an anticipated peak in Olympic Games related construction activity by late 2019. Closely related to a declining population is the ongoing moderation in productivity growth in Japan.

Chart 2.1	Monetary Base in the US, Euro Zone, UK and Japan

Sources: The Federal Reserve, European Central Bank, Bank of England and Bank of Japan.

Budget Strategy and Outlook 2017-18

2.1.2	National conditions

The Australian economy continues its transition away from resources investment towards broader-based growth. Activity is being supported by the Reserve Bank of Australia’s (RBA) continued accommodative monetary policy stance, with historically low interest rates keeping borrowing costs low for businesses and households.

Australian Treasury forecasts GDP growth to slow to 1 3⁄4% in 2016-17, partly reflecting the impact of a number of weather-related events, including STC Debbie. Economic growth is forecast to rebound to 2 3⁄4% in 2017-18 and 3% in 2018-19 (see Table 2.2).

Historically low wage growth continues to constrain income growth and any rebound in household consumption is likely to be modest. To the extent that Australian Treasury’s forecast decline in the household savings rate does not eventuate, economic growth outcomes will be more modest.

Business investment is forecast to continue its decline in the near-term. The unwinding of resources investment from unprecedented levels is now mostly complete, with its drag on the broader economy expected to wane from 2017-18. Meanwhile, strengthening demand and low financing costs should provide support for non-resources investment. However, as with Queensland, the pace and the timing of the anticipated pick up in non-resources business investment continues to be a key source of uncertainty for the outlook.

Dwelling investment rose substantially in 2015-16, and is expected to continue to grow in the near-term, supported by a strong pipeline of residential construction work yet to be done. However, given the recent fall in dwelling approvals, dwelling investment is expected to grow only marginally in 2017-18 and decline in 2018-19.

Exports are expected to remain a key driver of GDP growth in the coming years, with the last of the iron ore and LNG projects forecast to complete their ramp-up to full capacity by 2018-19. Strong demand from Asia and the lower exchange rate (since its peak in 2011) are expected to drive rapid growth in service exports such as education and tourism.

National labour market conditions have softened recently, with most of the improvements in employment growth driven by part-time workers. Despite a modest rise in the unemployment rate, Australian Treasury believe improvements in leading indicators, such as job advertisements, vacancies and business survey measures, suggest labour market conditions may improve in the near-term.

Australian Treasury forecasts moderate employment growth over the forecast period. As a result, the unemployment rate is forecast to gradually decline, consistent with a recovery in GDP growth.

Budget Strategy and Outlook 2017-18

Table 2.2	Australian Treasury national economic forecasts

	Actual[1]	Estimate	Forecasts		Projections
	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21
GDP[2]	2.6	1 3⁄4	2 3⁄4	3	3	3
Employment[3]	1.9	1	1 1⁄2	1 1⁄2	1 1⁄2	1 1⁄2
Unemployment rate[4]	5.7	5 3⁄4	5 3⁄4	5 1⁄2	5 1⁄2	5 1⁄4
Inflation[5]	1.0	2	2	2 1⁄4	2 1⁄2	2 1⁄2
Population[6]	1.4	1 1⁄2	1 1⁄2	1 1⁄2	1 1⁄2	1 3⁄4
Terms of trade	-10.2	16 1⁄2	-2 3⁄4	-4 1⁄4	n.a.	n.a.

Notes:

1.	Calculated using original data unless otherwise indicated.
2.	Per cent change on previous year. CVM, 2014-15 reference year.
3.	Seasonally adjusted, through-the-year growth rate to the June quarter.
4.	Seasonally adjusted rate for the June quarter. Actual outcome for 2015-16.
5.	Through-the-year growth rate to the June quarter.
6.	Through-the-year growth rate to 31 December.

Sources: ABS 3101.0, 5206.0, 6202.0, 6401.0 and the 2017-18 Australian Government Budget.

2.1.3	Assumptions

Forecasts for the Queensland economy are based on a number of assumptions, including the RBA’s monetary policy stance, the A$ exchange rate, the crude oil price and seasonal conditions over the forecast period. In particular:

•	The RBA is assumed to maintain the cash rate at its current historically low level in the near-term, before beginning to gradually normalise monetary policy in the medium term.

•	The value of the A$ is assumed to be broadly unchanged against the US$ across the forecast period.

•	While the promise of production cuts from OPEC and a production freeze from Russia have boosted the oil price, additional supply from the US will temper upward pressure on prices. Therefore, crude oil prices are assumed to only gradually increase over the forecast period.

•	The Bureau of Meteorology is estimating around 50% chance of an El Niño weather event developing later in 2017, which is typically associated with below average rainfall throughout Queensland. Reflecting these risks, some deterioration in seasonal conditions has been factored into the forecasts.

This chapter ends with a discussion of the risks related to the global economy, financial markets and other assumptions driving the Queensland outlook.

Budget Strategy and Outlook 2017-18

2.2	Queensland economy

2.2.1	Summary of conditions and outlook

Queensland’s economic growth is estimated to strengthen to 2 3⁄4% in both 2016-17 and 2017-18, with the ramp-up in LNG shipments continuing to boost overseas exports. This improvement is despite the impact of STC Debbie, which is estimated to have detracted around  3⁄4 percentage point from economic growth across these two years. GSP growth is forecast to strengthen further to 3% in 2018-19, with an anticipated recovery in business investment and a solid contribution from public sector capital spending supporting stronger domestic activity, as LNG exports plateau.

With the exception of the period of the GFC and natural disasters, Queensland has traditionally recorded economic growth rates above that nationally, underpinned by sustained resources sector investment and exports, as well as stronger population growth (see Chart 2.2). With these trends becoming less dominant and as growth becomes more broad-based across the major components of domestic demand, growth in Queensland is expected to remain in line with national growth in the projection years, at 3%.

Chart 2.2	Economic growth[1], Queensland and Australia

Note:

1.	CVM, 2014-15 reference year, 2016-17 onwards are forecasts, 2019-20 and 2020-21 are projections.

Sources: ABS 5206.0, Australian Government Budget 2017-18 and Queensland Treasury.

Budget Strategy and Outlook 2017-18

STC Debbie is estimated to have resulted in a loss to economic output of around $2 billion, or  3⁄4 percentage point of GSP (see Box 2.1). Key sectors impacted include coal exports and agriculture, as well as tourism in the Whitsundays. Losses will be spread across several financial years, but predominantly in 2016-17 and, to a lesser extent, 2017-18.

Modest labour market outcomes, the transition to lower-wage non-resource sectors, and a fall in Queensland’s terms of trade in recent years have constrained growth in wages and incomes. As a result, consumption growth remains subdued in 2016-17, despite low interest rates and an increase in household wealth.

The surge in apartment construction in the South East is underpinning growth in new and used dwelling construction for the fifth consecutive year in 2016-17. However, subdued income growth has constrained alterations and additions activity, resulting in a marginal decline in total dwelling investment in 2016-17. Further, with substantial new supply of apartment stock coming on line in Inner City Brisbane, prices and rents have softened in some markets, and affordability improved. This has resulted in approvals for this segment of the market falling and so total dwelling investment is forecast to ease further in 2017-18 and 2018-19, before slowly recovering.

This decline in dwelling investment is forecast to temper growth in consumption of household goods. With wages and income growth expected to remain constrained, household consumption is expected to grow moderately in these two years. As labour market conditions improve, household consumption growth is expected to pick up later in the forecast period, but population growth of 1 1⁄2% will keep consumption growth well below historical averages.

Business investment continues to adjust following the completion of LNG construction in late 2016, and is expected to decline in 2016-17. While there have been positive signs in relation to investment projects in the tourism and education sectors due to the lower A$ and growing demand from Asia, these are not expected to fully offset the decline in resources investment. As a result, and in line with the national outlook, business investment is expected to be broadly unchanged in 2017-18 before returning to moderate growth across the remainder of the forecast period.

If the improvement in commodity prices is sustained and projects such as Adani’s Carmichael coal mine proceed, then investment in resources will strengthen and business investment would be higher than currently forecast.

The trade sector continues to be a key contributor to Queensland’s GSP growth in 2016-17 (Chart 2.3), particularly LNG exports. While higher prices are boosting nominal returns, real growth in coal and metals exports is expected to be modest over the forecast period. Similarly, with LNG plants approaching production capacity, LNG exports are expected to plateau from 2018-19 onwards. Overall export growth is also expected to be supported by growing services exports such as tourism and education, boosted by a sustained lower A$ and growing demand from Asian markets. From around  3⁄4 percentage point in both 2016-17 and 2017-18, the contribution from net exports is forecast to moderate across the remainder of the forecast period, as the recovery in household and business spending leads to a strengthening in imports.

Budget Strategy and Outlook 2017-18

Following employment growth of 0.7% through the year to June quarter 2016, measured employment has been quite volatile during the current financial year, easing early in the year, but picking up since late 2016. While in year average terms employment growth will most likely be flat in 2016-17, this recent momentum in employment is better observed in (seasonally adjusted) through the year terms, which is expected to be around 1 1⁄4% higher over the year to June quarter 2017.

The unemployment rate is estimated to have fallen slightly to 6 1⁄4% in June quarter 2017, with a participation rate that is expected to stabilise at around pre-mining boom levels. With a moderation in key labour intensive sectors in coming years, employment growth is likely to remain modest, as is the case nationally. After a period of stabilisation, Queensland’s unemployment rate is expected to fall to 6% by June quarter 2019, consistent with stronger state final demand and employment growth by this time.

Chart 2.3	Contributions to growth in Queensland’s gross state product[1]

Note:

1.	CVM, 2014-15 reference year, 2016-17 onwards are forecasts.

Source: Queensland Treasury.

Budget Strategy and Outlook 2017-18

Table 2.3 outlines the detailed components of GSP for the Actual 2015-16 outcome, the Estimated Actual 2016-17 outcome and the 2017-18 and 2018-19 forecast period.

Table 2.3	Queensland economic forecasts[1], by component

	Actual	Est. Act.	Forecasts
	2015-16	2016-17	2017-18	2018-19
Economic output[2]
Household consumption	2.4	2 1⁄4	2 1⁄4	2 1⁄4
Private investment	-13.3	-3 1⁄2	-1 3⁄4	1 1⁄4
Dwelling investment	14.5	-1	-5 3⁄4	-2 3⁄4
New and used	18.5	1 3⁄4	-10	-6
Alterations and additions	8.9	-5	1	2 1⁄4
Business investment	-26.0	-7	0	3 1⁄4
Non-dwelling construction	-32.1	-11 1⁄4	-1 1⁄2	3 1⁄2
Machinery and equipment	-14.6	-1	1 3⁄4	2 3⁄4
Private final demand	-2.2	3⁄4	1 1⁄4	2
Public final demand	2.1	3 1⁄4	3	3 1⁄4
Gross state expenditure	-1.4	1 1⁄2	1 1⁄2	2 1⁄4
Net overseas exports[3]	2.3	3⁄4	3⁄4	1⁄2
Overseas exports	12.2	3 3⁄4	3 1⁄4	3 1⁄4
less Overseas imports	1.4	1⁄4	- 1⁄2	1 1⁄2
Gross state product	2.4	2 3⁄4	2 3⁄4	3
Nominal gross state product	2.4	11 3⁄4	4	3 1⁄4
Other economic measures
Employment[4]	0.7	1 1⁄4	1	1 1⁄2
Unemployment rate[5]	6.4	6 1⁄4	6 1⁄4	6
Inflation[6]	1.6	1 3⁄4	2	2 1⁄4
Wage Price Index[6]	1.9	2	2 1⁄4	2 1⁄2
Population[6]	1.3	1 1⁄2	1 1⁄2	1 1⁄2

Notes:

1.	Unless otherwise stated, all figures are annual percentage changes.
2.	CVM, 2014-15 reference year, except nominal GSP. Components not separately reported are other investment (cultivated biological resources, intellectual property products and ownership transfer costs), the balancing item (including interstate trade and inventories) and the statistical discrepancy.
3.	Goods and services, percentage point contribution to growth in gross state product.
4.	Through-the-year growth rate to the June quarter (seasonally adjusted). This is the same basis as calculated for national employment growth in the Australian Government Budget. The comparable growth rates in year average terms are 1.6%, 0%, 1 1⁄4% and 1 1⁄2% from 2015-16 through to 2018-19.
5.	Seasonally adjusted rate for the June quarter.
6.	Annual percentage change, year-average.

Sources: ABS 3101.0, 6202.0, 6345.0, 6401.0 and Queensland Treasury.

Budget Strategy and Outlook 2017-18

Box 2.1	Impacts of Severe Tropical Cyclone (STC) Debbie

On Tuesday 28 March 2017, Category 4 STC Debbie crossed the Queensland coast around Airlie Beach, then tracked southwest over the next few hours before being downgraded to a tropical low the following day.

STC Debbie inflicted significant structural damage to properties in the Whitsunday Islands, Airlie Beach and Proserpine and dumped a substantial amount of rainfall across the central coast, highlands and coalfields all the way down to the southeast coast regions of Queensland and into New South Wales.

STC Debbie caused damage and distress to households, businesses and public facilities, and the recovery and repair will take an extended time.

This assessment is focused on estimating the impact of the cyclone on overall economic output (as measured by GSP).This primarily involves examining any impact on Queensland’s resources and agricultural production, as well as on the State’s tourism sector.

Impacts on the State Budget, including the costs to rebuild damaged roads and local government infrastructure, providing assistance to individuals, families and businesses impacted by the disasters, are addressed in Chapter 3.

Overall, the loss to economic output due to STC Debbie is estimated to be around $2 billion or  3⁄4 percentage point of GSP. Losses will be spread across several financial years, but predominantly in 2016-17 and 2017-18.

Key sectors impacted include coal exports and agricultural production, as well as tourism in the Whitsundays.

Coal Exports

Unlike the 2010-11 natural disasters, when losses were estimated to have reached $6 billion largely due to mine flooding, there have been no reports of substantial damage to mines or ports infrastructure.

The largest impact on coal exports was damage to rail networks, which included:

•	The Goonyella network, closed from 28 March to 26 April.

•	The Blackwater network, closed from 29 March to 10 April.

•	The Moura network, closed from 29 March to 12 April.

•	The Newlands network, closed from 28 March to 13 April.

Overall, the effect of these closures is estimated to result in a net loss in exports of around 10 million tonnes in June quarter 2017, with approximately two-thirds hard coking coal and the remainder thermal coal.

Budget Strategy and Outlook 2017-18

Agriculture

The Mackay-Isaac-Whitsunday region is a significant agricultural region, with $1.1 billion of agricultural production in 2014-15, 9.4% of the Queensland total. The region’s most valuable agricultural products in that year were beef ($485 million), sugar ($354 million), vegetables ($176 million) and grain sorghum ($64 million).

Looking at losses from previous similar events, such as STC Ului in 2010, Queensland Treasury expects losses in the nominal value of sugar exports due to STC Debbie to be around $300 million in the 2018 calendar year. Sorghum exports are expected to be reduced by $37 million in 2017-18. However, better water availability is expected to boost wheat and chickpea exports in 2018 and dried shelled beans exports in 2017-18. In addition, despite some impact on fences and other farm infrastructure, graziers in the affected regions largely welcomed the rain accompanying STC Debbie, which in the longer term will assist herd rebuilding following a sustained period of drought.

Tourism

STC Debbie directly impacted the Whitsundays tourism region, including Airlie Beach and Whitsunday Island resorts.

Overnight visitors spent an estimated $709 million in the Whitsundays region in 2016 (3.6% of the Queensland total), including spending by 243,000 international and 396,000 domestic tourists.

While no firm estimates of losses have been produced by the industry, Queensland Treasury assumes losses to overseas and interstate tourism of approximately $150 million. The loss of key resort capacity includes:

•	Hamilton Island: No significant structural damage. Partially re-opened on 8 April, then gradually to return to full capacity from August 2017.

•	Daydream Island: Decided to bring forward $50 million redevelopment. Reopening in mid-2018.

•	Hayman Island: Closed and unable to accept new reservations until mid-2018.

Household consumption

Household consumption growth has remained below its historical average since the GFC, constrained by moderate growth in household incomes.

Subdued labour market conditions and falls in the terms of trade in recent years have limited income growth, with compensation of employees growing at 1.3% in 2015-16 (Chart 2.4). With the resources sector now entering the more capital intensive export phase, associated employment has fallen following the investment boom. Aggregate income growth has also been impacted by jobs growth shifting towards the services sector, which generally has lower average earnings.

Budget Strategy and Outlook 2017-18

Higher commodity prices this year, particularly for coal, have seen an increase in the terms of trade which may provide some support for growth in household incomes and spending in 2016-17. This effect is likely to be relatively mild and transitory, as markets adjust following temporary spikes in coal prices. Looking ahead, the outlook for wages and employment growth, as well as modest population growth, is likely to keep household consumption growth below its historical average over the forecast period.

In recent years, a sustained period of very low interest rates has stimulated strong growth in dwelling investment, which in turn has provided some support to household spending. However, with new dwelling construction expected to reach its cyclical peak this year, the next few years will likely see some moderation in dwelling-related consumption spending, such as household goods and furnishings.

Chart 2.4	Nominal household consumption and compensation of employees, Queensland

Note:

1.	2016-17 is the first three quarters of the financial year compared with the same period the previous year.

Source: ABS 5206.0.

Budget Strategy and Outlook 2017-18

Dwelling investment

Following aggregate growth of 36.5% over the previous two financial years, new dwelling construction in Queensland is expected to peak in 2016-17. Growth has been driven by construction of units and apartments in Inner City Brisbane, Brisbane South and Gold Coast. This activity has been supported by a sustained period of low interest rates and strong investor interest, particularly given Brisbane’s higher rental yields compared with Sydney and Melbourne.

The large number of completions in recent years has increased risks of an oversupply in apartments in Brisbane. This strong supply response has led to an easing in prices and weak rental price growth for medium-to-high density dwellings. Consequently, dwelling approvals in Queensland, and across most states, have fallen considerably from recent peak levels.

While the substantial amount of construction work still in the pipeline will see new dwelling construction activity reach a cyclical peak in 2016-17, the recent large fall in approvals suggests this component will ease in 2017-18 and 2018-19 (Chart 2.5). Alterations and additions activity is expected to fall in 2016-17, driven by modest population, employment and wages growth. However, this component is expected to return to modest growth from 2017-18 onwards. This will partly offset the expected fall in new dwelling construction activity.

Chart 2.5	Value of work yet to be done by type[1] and dwelling approvals[2], Queensland

Notes:

1.	Nominal, quarterly. March quarter 2017 data not available.
2.	Number, trend, end month of each quarter.

Sources: ABS 8752.0 and 8731.0.

Budget Strategy and Outlook 2017-18

Business investment

Business investment continues to adjust from the record levels experienced during the LNG construction boom. Construction of the third and final LNG project was completed in late 2016 and engineering construction has now stabilised (Chart 2.6). With subdued commodity demand limiting substantial new resource investment and investment outside the resource sector also modest, business investment is expected to fall in 2016-17.

Despite a marginal recovery in late 2016, global industrial production growth remains soft. As such, the level of investment in a small number of committed new resources projects in Queensland is modest compared with the completed LNG projects. However, support to engineering construction should be provided in the medium term from the strong domestic demand for gas, which is driving an ongoing program of CSG exploration and extraction.

Chart 2.6	Business investment[1], Queensland

Note:

1.	CVM, quarterly, trend.

Source: ABS 5206.0.

Non-residential building construction work done (shops, offices, factories etc.) recorded strong growth in 2013-14, however with several large projects reaching completion, activity has since moderated. While conditions in some of the larger sectors such as commercial offices, retail/wholesale trade and health have eased, some of the smaller sectors such as entertainment, accommodation and industrial warehouses have seen strong growth in the past year. There has also been positive signs in relation to investment projects in the tourism and education sectors due to the lower A$ and growing demand for these services from Asia.

Budget Strategy and Outlook 2017-18

However despite these bright spots, with growth in domestic activity subdued, the immediate incentive to invest remains muted. Reflecting these trends – and consistent with the national growth profile – business investment in Queensland is expected to be broadly unchanged in 2017-18, before returning to moderate growth from 2018-19 onward.

Public final demand

Public final demand covers spending across Commonwealth, state and local governments on consumption and investment. Public final demand is expected to grow at a moderate pace as governments remain committed to responsible financial management.

A range of investments in key services and infrastructure at Commonwealth and State level will result in public final demand growing by 3 1⁄4% in 2016-17, 3% in 2017-18 and 3 1⁄4% in 2018-19.

Overseas exports and imports

The trade sector is expected to be a key contributor to Queensland’s economic growth in 2016-17. The real value of overseas goods exports is expected to grow by 3 3⁄4%, driven by the ramp-up of the final LNG trains on Curtis Island. Coal exports are expected to fall in 2016-17, largely as a consequence of transport infrastructure disruptions in the wake of STC Debbie. Reflecting the closure of a number of depleted mines, base metals exports are forecast to continue to fall in 2016-17 before flattening out in 2017-18. Beef exports are also expected to decline further in 2016-17, as farmers continue the herd rebuilding process, while the outlook for crop exports is mixed following STC Debbie. Growth in services exports such as tourism and education will be supported by a sustained lower A$ and growing demand from Asian markets.

LNG exports will be the principal driver of overall exports growth in the current and the next financial years. The first LNG production train on Curtis Island commenced exports in 2014-15, followed by an additional four trains in 2015-16 and the final train in the first half of 2016-17. With demand growth and prices for LNG currently softer than at the time the projects were approved, the three projects have restricted output levels to below nameplate capacity. In particular, the Gladstone LNG project has indicated it will only ramp up to around 77% of nameplate capacity over the next few years. Despite the lower expected volumes, the ramp-up profile of the projects still sees LNG exports grow substantially in year-average terms in 2016-17 and, to a lesser degree, in 2017-18.

In response to China’s reduction in domestic coal production, international coal prices staged a significant recovery in the first half of 2016-17. Specifically, the premium hard coking coal spot price increased from around US$90/tonne at the end of June 2016 to above US$310/tonne in early November. However, the recovery proved to be short lived, with hard coking coal prices falling back to around US$150/tonne before STC Debbie hit central Queensland. The cyclone disruption to Queensland coal exports led to another spike in the hard coking coal price above US$300/tonne in mid-April 2017, before those gains were unwound by early June as the coal rail network returned to full operation (Chart 2.7).

Budget Strategy and Outlook 2017-18

Chart 2.7	Coal spot prices

Source: Platts.

Stronger prices drove an unexpected boost in coal export earnings in 2016-17, which is estimated to have increased from $21.3 billion in 2015-16 to more than $40 billion in 2016-17. This is despite an estimated 4% decline in coal export tonnages over the year.

Although rationalisation of China’s coal industry has led to an increase in Queensland coal exports to China, total coal export volumes remained subdued in most of 2016-17. In addition, flood damage to the coal rail transportation network by STC Debbie in late March 2017 led to an estimated loss of coal supply of around 10 million tonnes in June quarter 2017.

Notwithstanding the dip in export tonnages in 2016-17, coal export volumes are predicted to recover toward 240 million tonnes per annum by 2020-21. However, the extent of growth in Queensland coal exports in coming years is likely to be constrained by the anticipated moderation in steel production in China and the increasing role of renewable energy in some markets.

After falling 3.4% in 2015-16, Queensland metals exports are expected to continue to decline in 2016-17. This reflects the closure of a number of depleted zinc/lead mines and production cuts associated with previously low global prices (Chart 2.8), as well as the cessation of nickel production at the Yabulu refinery in early 2016. While mine closures have resulted in a permanent reduction in Queensland’s zinc and lead exports, a sharp rebound in metal prices since late 2015 has subsequently encouraged a modest increase in production. In contrast, aluminium exports have continued to rise, driven by the ongoing ramp up in bauxite production at Weipa.

Budget Strategy and Outlook 2017-18

Chart 2.8	Zinc and lead production, Queensland

Sources: MMG, Glencore and South 32 company reports and Office of the Chief Economist, Department of Industry, Innovation and Science.

Queensland metals exports are forecast to be broadly unchanged in 2017-18. The commissioning of MMG’s Dugald River mine and Rio Tinto’s Amrun mine are expected to result in a return to growth in metals exports later in the forecast period.

Cattle slaughter rates in Queensland have declined sharply so far in 2016-17, with increased winter and spring rainfall during 2016 seeing farmers starting to rebuild their depleted herds. This increased demand for restocking has supported much higher saleyard prices, which rose to record levels in the first half of 2016-17.

However, while graziers in some coastal regions benefited from STC Debbie related rainfall, conditions more broadly remain unfavourable. A large part of Queensland still remains drought declared, while the summer was generally hot and dry and the seasonal outlook is tilted towards a drier and warmer than average winter.

These conditions, along with a small breeding cow inventory in early 2016-17, mean herd expansion in Queensland will likely be slow, constraining beef production and exports growth until at least 2017-18. Looking further out, a return towards normal seasonal conditions is expected to see beef exports pick up gradually.

Despite an increase in sugarcane crushing in the 2016 season, sugar exports are expected to decline in 2016-17. Lower sugarcane yields have been driven by a combination of the further spread of Yellow Canopy Syndrome and above average winter rainfall, which also led to degraded performance of some sugar mills. Sugar exports are expected to also decline in 2017-18, as the industry recovers from substantial damage in the Mackay-Isaac-Whitsunday region caused by STC Debbie.

Budget Strategy and Outlook 2017-18

Cotton exports are forecast to grow substantially in 2016-17, as above average winter rainfall in 2016 encouraged farmers to increase cotton plantings. Looking forward to the 2017 season, the Bureau of Meteorology is forecasting a 50% chance of an El Niño developing later in 2017, which is typically associated with below average rainfall. If realised, this could result in farmers substituting other crops instead of cotton, reducing exports in 2017-18.

Other crop exports are expected to significantly increase in 2016-17, driven by large increases in the production of winter crops, including chickpeas and wheat. Farmers are continuing to increase their area planted to chickpeas in response to expected higher returns. This more than offset a decline in the production of sorghum, as increased winter rainfall encouraged farmers to plant cotton instead. However, this is likely to be reversed in 2017-18, with other crop exports forecast to fall, driven by a decline in the production of chickpeas and wheat.

Tourism arrivals from Asia continue to grow strongly, particularly from China and will increasingly be the key driver of growth over the forecast period, as discretionary income and preferences for long-haul travel increase. Depreciation in the UK Pound and Euro following the Brexit vote in June 2016 has contributed to falls in tourist visitor nights from the UK, Queensland’s largest tourist market, as well as from Germany and France. Overall, overseas tourism exports are forecast to grow in 2017-18 through to the end of the forecast period.

International student commencements have increased 11.6% in the first eight months of 2016-17 and are expected to continue to grow strongly over the forecast period. As with tourism, long-term growth in overseas education exports is expected to be driven by increased demand for education and rising incomes in Asia, particularly China and India.

Labour market

Following growth of 0.7% through the year to June quarter 2016, measured employment has been quite volatile during the current financial year. After easing early in the year, trend employment has picked up since November. While in year-average terms employment growth will most likely be flat in 2016-17, the recent momentum in the labour market is better observed in (seasonally adjusted) through the year terms. On this basis, which is consistent with Australian Treasury presentation of labour market forecasts, employment in Queensland is likely to be around 1 1⁄4% higher over the year to June quarter 2017. The unemployment rate has remained relatively stable, reflecting the participation rate which appears to be stabilising at around pre-mining boom levels.

Hiring across a range of labour intensive service industries partly reflects subdued household consumption growth and an ongoing reluctance by businesses to invest prior to a sustained pick-up in demand. However, the size and composition of employment changes appears somewhat inconsistent with other labour market indicators and improving private final demand (see Chart 2.9). Most notably, a fall in ABS estimates of non-market sector employment (health, education, public administration and safety) – the key driver of Queensland employment growth in recent years – has weighed heavily on aggregate employment outcomes. While vacancy data corroborate some slowing in labour demand across these industries, other data sources suggest these sectors actually rose rather than fell.

Budget Strategy and Outlook 2017-18

The surge in Queensland residential dwelling activity has led to strong growth in construction employment at the same time as the wind down in regional construction workforces, including on LNG projects, has largely played out. Meanwhile, stronger tourist activity is translating into employment opportunities in accommodation and food services. A welcome improvement in regional labour market conditions is the result of better prospects for mining, construction, agriculture and tourism operators.

In contrast to the early-to-mid 2000s, when domestic activity was driving economic growth, in recent years it has been driven by capital-intensive resource exports, most notably coal exports between 2012-13 and 2014-15, followed by LNG exports since 2014-15. Therefore, while Queensland’s headline economic growth during that period was relatively robust, employment growth was below historical averages. A forecast rebalancing of economic growth drivers towards household and business sectors is expected to translate into stronger labour market conditions over the forecast horizon, broadly in line with those nationally.

Consistent with the improvement in overall domestic activity, employment growth is also expected to strengthen to 1 1⁄2% in the year to June quarter 2019. After a period of stabilisation, these trends are also expected to see the unemployment rate decline to 6% by then.

Chart 2.9	Employment[1] and private demand

Note:

1.	Through-the-year growth rate to the June quarter (seasonally adjusted).

Sources: ABS 6202.0, 5206.0 and Queensland Treasury.

Budget Strategy and Outlook 2017-18

Regional labour markets

Better prospects for mining, construction, agriculture and tourism operators have resulted in a welcome improvement in regional labour market conditions.

By improving mine viability, higher commodity prices have assisted broader labour market conditions, particularly in coal mining centres of Mackay and Fitzroy. In addition, Fitzroy appears to be adjusting well to the wind down in Gladstone’s LNG construction workforce and construction employment in regional Queensland returned to growth in 2016. In contrast, much of the impact of recent metal mine closures and cutbacks by processors is being felt in the north west region of Queensland - Outback, where the majority of ore is mined, and Townsville, where the processing and exporting takes place (Chart 2.10).

STC Debbie is expected to have a substantial impact on the agriculture and tourism sectors and associated employment. Operations close to the coast were significantly disrupted, although increased rainfall should assist Queensland beef cattle farmers as they restore herd numbers. More broadly, stronger tourist activity is translating into employment opportunities in related industries and regions. Labour market conditions in Cairns have improved in recent months, including for youth. The key tourist destination has been assisted by the lower A$ and continued growth in international visitors.

Employment conditions in previously strong South East Queensland have softened somewhat, and the unemployment rate has edged higher. With the substantial volume of residential construction work in South East Queensland beginning to slow in early 2017, growth in construction employment is also likely to moderate.

To address these concerns, the Government is implementing a strong infrastructure building program – including Cross River Rail and North Queensland Stadium – that will support construction activity and jobs, as well as boosting the long-term capacity of the economy.

The Government is also expanding its successful Back to Work Regional Employment Package, with a new program of support payments available to employers in South East Queensland from 1 July 2017 who create employment for long-term unemployed and young jobseekers. The initiative is designed to stimulate economic and labour market conditions in South East Queensland by giving businesses the confidence to employ disadvantaged jobseekers.

Budget Strategy and Outlook 2017-18

Chart 2.10	Regional unemployment rates[1]

Note:

1.	Based on 12 month moving averages. South East Queensland is defined as Greater Brisbane, Gold Coast, Sunshine Coast and Toowoomba. Other regional is defined as Cairns, Darling Downs-Maranoa, Fitzroy, Mackay and Wide Bay.

Source: ABS 6291.0.55.001.

Prices and wages

Brisbane consumer price inflation is expected to remain relatively weak in 2016-17, consistent with soft conditions in the domestic economy and low national inflation. The increase in 2016-17 largely reflects increased prices for tobacco due to the scheduled 12.5% annual increase in Australian Government’s tobacco excise, higher fruit and vegetable prices due to adverse weather conditions as well as higher purchasing costs for new dwellings.

The increase in insurance premiums driven by the introduction of the National Injury Insurance Scheme, and its associated levy, has also placed upward pressure on inflation in 2016-17. This increase was partly offset by lower urban transport fares due to the Queensland Government’s Fairer Fare package, as well as continuing falling prices for motor vehicle purchases.

A modest acceleration in inflation is forecast for 2017-18, driven by a rebound in the price of automotive fuel on the back of rising global oil prices. A further scheduled increase in the tobacco excise will also contribute to inflation in 2017-18. A 12.5% increase in tobacco excise is scheduled for 1 September each year until 2020.

Despite low nominal wage growth, slower consumer price inflation has resulted in real wage growth. Wage growth is expected to remain subdued in 2017-18, reflecting ongoing spare capacity in the labour market, but is then expected to pick-up as conditions in the domestic economy and labour market improve.

Budget Strategy and Outlook 2017-18

Population

After slowing to 1.3% in 2015-16 as the resources investment boom subsided, Queensland’s population growth is forecast to average around 1 1⁄2% per annum over the forward estimates, broadly in line with that forecast nationally. Over the longer term, some moderate acceleration in population growth is expected.

In the year to September 2016, Queensland’s population increased by almost 68,000 compared with just over 57,000 over the year to September 2015. Stronger net interstate migration contributed most to this pick-up, with net overseas migration also recovering over the same period from its September 2015 trough.

Net interstate migration from New South Wales picked up by around 3,000 in the year to September 2016 compared with the previous year. Greater housing affordability in Brisbane is likely to lead to further strengthening in net interstate migration from New South Wales over the forward estimates period. Further, the end of the Western Australia resources investment boom has also seen a significant increase in net inflows into Queensland from that state over the last year, after a period of net outflows between March 2008 and June 2015.

The Commonwealth Department of Immigration and Border Protection has forecast a solid increase in net overseas migration over the next four years, from around 190,000 in the year to September 2016 to almost 250,000 in the year to June 2020. This is primarily due to an expected increased net intake of overseas students. However, in recent years most of this increase has been concentrated in New South Wales and Victoria. As a result, growth in Queensland net overseas migration is expected to remain subdued over the forward estimates.

Chart 2.11	Population growth, by region

Source: ABS 3101.0.

Budget Strategy and Outlook 2017-18

2.2.2	Risks to the economic outlook

Key risks for the international outlook arise from increased protectionist sentiment in many countries and heightened geopolitical tensions. These are occurring against the backdrop of a changing policy mix under the new US administration and the economic realignment associated with the UK exit from the European Union.

If protectionism intensifies, growth in world trade and output could be slower than expected, flowing through to lower than expected growth in Queensland’s commodity export volumes and prices. Conversely, any heightened geopolitical tensions, while adversely affecting global activity and commodity export volumes, could be offset by higher prices for those exports.

As the US economy has strengthened, the US Federal Reserve Board has increased interest rates by 25 basis points in both December 2016 and March 2017, with two more rate rises expected in 2017. While US fiscal policy is expected to become more expansionary, the risk remains that growth could be slower than expected.

In China, our most important export market, continued reliance on policy stimulus through rapid expansion of credit, together with slow progress in addressing debt in state owned enterprises and local governments, as well as financial fragility of the banking sector, raises the risk of disruptive adjustment.

Domestically, a key source of uncertainty is the pace and timing of the recovery in non-resources business investment, now that the large resources investment projects are completed.

Further, while there is a substantial amount of dwelling construction work still in the pipeline, the large fall in building approvals together with a possible emergence of oversupply of units and apartments in parts of South East Queensland, could see an earlier and faster decline in dwelling investment than currently forecast.

Almost 70% of Queensland is currently drought declared and if these conditions remain more protracted than assumed, this could impact on the production and export of key agricultural commodities.

Budget Strategy and Outlook 2017-18

3	Fiscal strategy and outlook

Features

•	A net operating surplus of $2.824 billion is expected for 2016-17, the largest operating surplus since 2005-06. This is $798 million higher than estimated at the 2016-17 Mid Year Fiscal and Economic Review (MYFER), and almost $2 billion greater than the surplus forecast at the time of the 2016-17 Budget. The improvement is primarily due to a number of temporary factors, such as the timing of disaster recovery reimbursements for events prior to Severe Tropical Cyclone (STC) Debbie and strong royalty revenue as a result of highly volatile coal prices in the past year.

•	The Government recognises the significant 2016-17 surplus results from short-term factors. The strong 2016-17 operating surplus will see General Government Sector debt in 2016-17 around $3.8 billion lower than estimates in the 2016-17 Budget. This has provided the opportunity to deliver additional infrastructure investment and a range of targeted temporary measures to support businesses and households.

•	Beyond 2016-17, the fiscal environment facing the State remains challenging, with ongoing weakness in key tax revenues, the return of coal prices to the medium term outlook and recovery work required as a result of STC Debbie. Overall, the loss to economic output due to STC Debbie is estimated to be more than $2 billion, or around 3⁄4 percentage point of GSP.

•	The preliminary estimated cost to the Government of recovery activities is $1.1 billion, comprising around $700 million in operating expenses, predominantly grants to local councils, and $400 million in capital expenditure, predominantly for road infrastructure, across the four years to 2019-20.

•	A General Government Sector net operating surplus of $146 million is forecast for 2017-18. Modest net operating surpluses are forecast across the forward estimates, primarily reflecting the impact of the return to the medium term outlook for coal prices and expenditure initiatives since MYFER averaging around $640 million per annum from 2017-18 to 2019-20.

•	The 2017-18 Budget maintains the Government’s focus on job creation, with a targeted spending program to deliver quality services for all Queenslanders. Key highlights include:

•	$1.835 billion over 10 years for a range of housing and homelessness measures

•	$200 million over two years for job creation and minor infrastructure works in local governments outside of South East Queensland under the Works for Queensland program, bringing the total commitment to $400 million

•	a further $50 million to continue the Back to Work program in regional Queensland and $27.5 million to extend it to South East Queensland

•	a commitment to fully fund the $5.409 billion Cross River Rail project, Queensland’s highest priority transport infrastructure project. This commitment includes an additional $1.952 billion allocation to the project over the forward estimates.

Budget Strategy and Outlook 2017-18

•	Other budget initiatives will continue the Government’s objectives in fostering innovation, delivering productive infrastructure, optimising the use of our land and natural resources, growing our human capital, encouraging innovation and responsiveness in the public sector and promoting business investment and exports. Demonstrating the Government’s commitment to expenditure control, many of these new initiatives are funded through reprioritisations within and across agencies.

•	The 2017-18 Budget also consolidates the work undertaken since 2015-16 under the Government’s Debt Action Plan. Measures relating to revisions to the capital structure of the Government’s energy network businesses and cash management arrangements for government-owned corporations, as well as responsible funding and investment arrangements for the State’s long service leave and superannuation programs have contributed to significant improvements in the State’s debt position.

•	The benefits of the Debt Action Plan are particularly evident in terms of the General Government Sector debt to revenue ratio which, at 60% for 2016-17 and 2017-18, has reduced significantly since the peak of 91% in 2012-13. Increases across the forward estimates reflect the ramp up of the Government’s capital program.

•	In the General Government Sector, the Government is continuing to focus on optimising infrastructure investment while managing debt levels. General Government Sector debt is estimated to be $33.758 billion in 2017-18, which is $9.347 billion lower than the peak in 2014-15 of $43.105 billion and $14.663 billion less than the forecast for 2017-18 of $48.421 billion at the time of the 2014-15 Budget.

•	General Government Sector capital expenditure is expected to total $6.696 billion for 2017-18, which comprises $5.123 billion of Purchases of Non-Financial Assets (PNFA) and $1.573 billion of capital grants expenses. In addition, $618 million in acquisitions of non-financial assets under finance leases brings the total General Government Sector capital program in 2017-18 to $7.314 billion.

•	Across the period from 2017-18 to 2020-21, the General Government Sector capital program of $30.881 billion comprises capital expenditure of $29.218 billion ($25.071 billion PNFA and $4.147 billion capital grants) and acquisitions of assets under financial leases of $1.663 billion.

•	Non-financial Public Sector capital expenditure totals $9.553 billion for 2017-18, which comprises $7.989 billion of PNFA and $1.563 billion of capital grants expenses. With acquisitions of non-financial assets under finance leases, the total capital program in 2017-18 is budgeted at $10.171 billion. Across the period from 2017-18 to 2020-21, the total Non-financial Public Sector capital program is $42.75 billion, comprising $36.979 billion PNFA, $4.107 billion capital grants and $1.663 billion in acquisitions of assets under financial leases.

Budget Strategy and Outlook 2017-18

3.1	Context

The focus of the Palaszczuk Government over the last two State Budgets has been on delivering election commitments and policy measures which create jobs and support future economic growth. The 2016-17 Budget highlighted the strengths of Queensland’s diversified economy, including in key areas of regional Queensland, and this Budget continues to support and facilitate growth in an innovative and productive Queensland economy.

The Government recognises that the significant surplus estimated in 2016-17 ($2.824 billion) is supported by a number of temporary factors, such as the timing of disaster recovery reimbursements from the Australian Government for events prior to STC Debbie and the spike in coal prices in 2016. Accordingly, the Government is directing this additional revenue to increased infrastructure investment and to a range of targeted, temporary measures to support businesses and households, including a $771 million electricity affordability package, funded in part by dividends from government-owned electricity generators (see Box 3.1).

The fiscal environment facing the State remains challenging beyond 2016-17. Along with ongoing weakness in key tax revenues, the return of coal prices to the medium term outlook following the sharp increase towards the end of 2016 has impacted revenue estimates over the forward estimates since the 2016-17 Budget. As well, reparation work required as a result of STC Debbie is expected to cost the government approximately $1.1 billion in capital expenditure and grants to local governments over the next few years, before reimbursements from the Australian Government (see Box 3.2).

Since the 2015-16 Budget, the Government has focused on the importance of delivering net operating surpluses to ensure that the General Government Sector capital program can be funded primarily through recurrent revenues, rather than borrowings, as highlighted in the Review of State Finances released concurrently with the 2015-16 Budget. Five fiscal principles, aimed at improving the sustainability of the State’s finances, were adopted, with a sixth added in the 2016-17 Budget. The Government remains committed to these principles:

•	Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government Sector debt to revenue ratio

•	Target net operating surpluses that ensure any new capital investment in the General Government Sector is funded primarily through recurrent revenues rather than borrowing

•	The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging

•	Maintain competitive taxation by ensuring that General Government Sector own-source revenue remains at or below 8.5% of nominal gross state product, on average, across the forward estimates

•	Target full funding of long-term liabilities such as superannuation and WorkCover in accordance with actuarial advice

•	Maintain a sustainable public sector by ensuring that overall growth in full-time equivalent employees, on average over the forward estimates, does not exceed population growth.

Further discussion on these fiscal principles, and the Government’s progress in meeting its targets, is provided in Sections 3.3 and 3.4.

Budget Strategy and Outlook 2017-18

Box 3.1	Price relief for electricity consumers

The Government remains committed to reducing cost-of-living pressures for Queenslanders, and ensuring affordable prices for business.

On 31 May 2017, the Queensland Competition Authority recommended that retail electricity prices for the typical residential household in regional Queensland increase by 7.1%. The proposed electricity price rise has been driven by substantial increases in the wholesale electricity prices resulting from supply and demand imbalances in New South Wales, Victoria and South Australia.

In response, the Government will meet more than half the increase for Queensland consumers through a $771 million electricity affordability package in 2016-17, funded in part by the dividends it receives from government-owned electricity generators. This will put direct downwards pressure on electricity prices over the next three years, while also reducing the retail electricity price increase in 2017-18 from 7.1% to 3.3% for the typical household.

The price reduction will be achieved by the Government taking on responsibility for the cost of the Solar Bonus Scheme premium Feed-in-Tariff, for consumers with photovoltaic solar panels on their roofs, for the next three years to 2019-20. This illustrates the benefit to Queenslanders of keeping income-generating assets in public hands.

3.2	Key fiscal aggregates

The key fiscal aggregates of the General Government Sector for the 2017-18 Budget are outlined in Table 3.1 and are discussed in detail in this chapter.

Table 3.1	General Government Sector – key fiscal aggregates[1]

	2015-16 Actual[2] $ million	2016-17 MYFER $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Revenue	50,995	54,953	56,434	55,869	56,138	57,887	58,982
Expenses	50,025	52,927	53,610	55,723	56,021	57,183	58,574
Net operating balance	970	2,026	2,824	146	117	704	408
PNFA[3]	4,092	5,210	4,416	5,123	6,471	7,015	6,462
Fiscal balance	(461)	(1,015)	868	(2,363)	(3,946)	(2,725)	(2,496)
Borrowing	35,486	36,022	33,937	33,758	36,393	38,760	41,244
Borrowing (NFPS)[4]	72,922	73,749	73,102	71,989	74,978	77,720	81,148

Notes:

1.	Numbers may not add due to rounding. Bracketed numbers represent negative amounts.
2.	Reflects published actuals.
3.	PNFA: Purchases of non-financial assets.
4.	NFPS: Non-financial Public Sector.

Budget Strategy and Outlook 2017-18

3.2.1	Net operating balance

Table 3.2 compares the General Government Sector net operating balance forecasts for the 2016-17 Budget and MYFER with 2017-18 Budget forecasts.

Table 3.2	General Government Sector – net operating balance forecasts

	2015-16 $ million	2016-17 $ million	2017-18 $ million	2018-19 $ million	2019-20 $ million	2020-21 $ million
2016-17 Budget	152	867	1,225	321	741	n.a.
2016-17 MYFER	970	2,026	1,095	479	981	n.a.
2017-18 Budget	970	2,824	146	117	704	408

The anticipated 2016-17 net operating balance of $2.824 billion compares with a forecast surplus of $2.026 billion expected in the 2016-17 MYFER. The $798 million improvement in the net operating balance since then primarily reflects increases in revenue from royalties, mainly as a result of the sharp increase in coal prices during 2016.

Since MYFER, revenue has increased by $1.481 billion in 2016-17, primarily related to:

•	upward revisions to forecasts for royalty revenue, attributable largely to higher coal prices during 2016-17 ($457 million)

•	the impact of changes to the timing of Natural Disaster Relief and Recovery Arrangements (NDRRA) revenue from the Australian Government ($357 million).

Further, increased net flows from the Public Non-financial Corporation (PNFC) Sector and Public Financial Corporations (PNF) Sector of $323 million also contributed to the net operating balance.

The key drivers for increased expenses since MYFER are policy measures, including the Government’s program in 2016-17 of price relief for electricity consumers ($771 million).

Budget Strategy and Outlook 2017-18

As shown in Chart 3.1 below, the estimated 2016-17 net operating balance is the largest operating surplus since 2005-06.

Chart 3.1	Net operating balance

Consistent with the Government’s fiscal principles, net operating surpluses are forecast across the forward estimates. For 2017-18, the estimated General Government Sector operating surplus of $146 million is significantly lower than the $1.095 billion expected at the time of the 2016-17 MYFER, with lower results also seen across the forward estimates.

Royalty revenue projections for 2017-18 have increased since the 2016-17 MYFER by $808 million. This is due in part to the timing of royalty revenue collections, with payments in the first quarter of 2017-18 being impacted by royalties owed from the previous quarter, and to a slower than expected reduction in hard coking coal prices from the 2016-17 peak.

However, taxation has been revised downwards by $258 million in 2017-18 (excluding revenue measures) relative to MYFER, primarily as a result of reductions in the rate of growth of payroll tax and also reflecting in part the volatility of the property market in reduced transfer duty estimates. Reductions in GST revenue across the period to 2019-20 have also impacted revenue forecasts. In addition, the shift in the timing of NDRRA reimbursements relating to prior disaster events has reduced revenue in 2017-18.

Since the 2016-17 MYFER, additional expense measures of $763 million have been provided for in 2017-18, with $1.927 billion over the three years to 2019-20. These measures include funding for the Works for Queensland program and the Jobs and Regional Growth Fund, supporting jobs creation that will continue to enable Queensland’s $300 billion economy to grow and diversify.

Budget Strategy and Outlook 2017-18

The 2017-18 Budget also includes initiatives to protect vulnerable Queenslanders and enhance social cohesion and safety in communities:

•	$265 million to overhaul Queensland’s probation and parole system to enable tougher supervision of parolees, expand GPS monitoring, establish a fully independent parole board, reduce reoffending, and improve rehabilitation and mental health services

•	$199.6 million to support the transfer of 17 year olds from the adult justice system to the youth justice system and provide pathways to reduce offending behaviour

•	$141.8 million over four years to further strengthen Queensland’s child protection system. This takes total new funding for child safety to $200 million since the 2016-17 Budget

•	$18 million to tackle the harmful use and effects of crystal methamphetamine (Ice) in Queensland, with measures that increase awareness, support families and better equip frontline service providers.

Additional measures, detailed in Budget Measures (Budget Paper 4), support the Government’s ongoing commitment to improve service delivery across the State.

Expenses and revenue are both projected to increase by around 3% per annum over the five years to 2020-21.

Budget Strategy and Outlook 2017-18

Table 3.3 provides a breakdown of the movements in the net operating balance since the 2016-17 MYFER.

Table 3.3	Reconciliation of net operating balance, 2016-17 MYFER to 2017-18 Budget[1]

	2016-17 $ million	2017-18 $ million	2018-19 $ million	2019-20 $ million
2016-17 MYFER net operating balance	2,026	1,095	479	981
Taxation revisions[2]	(11)	(258)	(303)	(298)
Royalty revisions	457	808	183	108
GST revisions	(242)	(156)	(335)	(147)
Natural disaster revisions[3,4]
Change in revenue	357	(373)	301	420
Change in expenses	(91)	(240)	(328)	(143)

Net change	266	(613)	(26)	277
Measures[5]
Expense	(850)	(763)	(640)	(524)
Revenue	—	12	41	37

Net	(850)	(751)	(599)	(487)
Net flows from PNFC and PFC Sector entities[6]	323	198	(14)	236
Australian Government funding revisions[7]	(119)	(535)	291	525
Other parameter adjustments[8]	974	357	441	(491)
2017-18 Budget net operating balance	2,824	146	117	704

Notes:

1.	Numbers may not add due to rounding. Numbers indicate the impact on the operating balance. A number in brackets indicates a negative impact on the operating balance.
2.	Represents parameter adjustments to taxation revenue excluding taxation revenue measures.
3.	Represents movements in revenue and expenses for natural disaster restoration. Largely represents revisions to the timing of expected reimbursements from the Australian Government and additional expenses and reimbursements in response to STC Debbie.
4.	This table shows changes in NDRRA revenues and expenses since the 2016-17 MYFER and differs from numbers in Table 3.4, which provides budgeted total NDRRA revenue and expenditure.
5.	Reflects the operating balance impact of Government decisions since the 2016-17 MYFER.
6.	Represents revisions to dividends and tax equivalent payments from, and community service obligations (CSOs) and Transport Service Contract (TSC) payments to, Public Non-financial Corporations and Public Financial Corporations, net of CSO and TSC expense measures.
7.	Represents the net impact of funding provided by the Australian Government primarily for Specific Purpose Payments and National Partnership payments and excludes funding for disaster recovery expenses.
8.	Refers to adjustments largely of a non-policy nature, primarily changes in interest paid on borrowings, depreciation, growth funding, swaps, deferrals and administered revenue.

Budget Strategy and Outlook 2017-18

3.2.2	Natural Disaster Relief and Recovery Arrangements

Longstanding NDRRA arrangements provide a cost sharing formula between the Queensland and Australian Governments, as well as a range of pre-agreed relief measures which may be activated by the Queensland Government immediately following a disaster event, once a need has been established.

The timing of expenditure in relation to natural disasters, and the anticipated NDRRA reimbursements from the Australian Government, continues to significantly impact Queensland’s budget position.

Since the 2016-17 MYFER, a change in the expected timing of reimbursements for events prior to STC Debbie was announced as part of the Australian Government’s Mid Year Economic and Fiscal Outlook update in December 2016. NDRRA revenue for 2016-17 is now expected to be $357 million higher than the $746 million expected at the 2016-17 MYFER, with a reduction in 2017-18 of $373 million.

Table 3.4 outlines the estimated impact of natural disaster arrangements on Queensland’s net operating balance. This shows the operating balance in underlying surplus, after adjusting for the impact of disasters.

Table 3.4	Impact of Natural Disaster Relief and Recovery Arrangements funding on the net operating balance[1]

	2016-17	2017-18	2018-19	2019-20	2020-21
	$ million	$ million	$ million	$ million[1]	$ million
Published net operating balance	2,824	146	117	704	408
less Disaster revenue	1,103	223	301	420	—
add Disaster expenses[2]	367	389	336	143	—
Underlying net operating balance	2,088	312	152	427	408
Disaster related capital[2,3]	18	121	245	50	—

Notes:

1.	Numbers may not add due to rounding.
2.	Of the $1.2 billion in expenses from 2016-17 to 2019-20 relating to disasters, approximately $700 million relates to STC Debbie, primarily for grants to local councils. Capital related expenditure of $434 million across the same period primarily relates to road infrastructure repairs as a result of STC Debbie.
3.	Excludes loans provided through the State.

Budget Strategy and Outlook 2017-18

Box 3.2	Severe Tropical Cyclone (STC) Debbie

Immediately after Category 4 STC Debbie hit Queensland’s central coast, the Government initiated programs to provide protection and immediate and ongoing assistance to the public to alleviate personal hardship during and post the disaster. Information and support were available through the Community Recovery Hotline, and for the first time, applications for financial assistance were available online, with payments transferred directly to bank accounts of eligible recipients where appropriate.

For those families without access to the internet or phone, 30,000 debit cards were pre-deployed to the region, with thousands of additional cards held in reserve ready for deployment. Immediate hardship assistance of $180 per person, up to $900 for a family of five or more, was made available, subject to various criteria, so that people in impacted communities could purchase food and other essentials, and get back on their feet as quickly as possible.

Queensland is no stranger to natural disasters, with previous cyclone-related events costing the State in excess of $10 billion since 2005-06, prior to any Commonwealth reimbursement. STC Debbie is expected to cost the Government approximately $1.1 billion in recovery work. This comprises around $700 million in operating expenses, predominantly grants to local councils, and $400 million in capital expenditure, predominantly for road infrastructure, across the four years to 2019-20, before partial reimbursements in arrears from the Australian Government through the jointly-funded Commonwealth-State NDRRA.

Within the first two months after the cyclone, close to $30 million in assistance has already been distributed through the Personal Hardship Assistance Grants and Immediate Hardship Assistance Payments funded under the NDRRA. A $14.7 million Community Recovery Fund has also been established and additional funding of $2 million has been provided for the Government’s Go Local campaign to support the agricultural industry in disaster affected areas. In addition:

•	10,763 Rapid Damage Assessments were conducted

•	235,000 properties had power restored

•	1,167 schools reopened in time for the second term of the school year

•	56,000 insurance claims were submitted in Queensland and New South Wales, worth $897 million.

Sound pricing of risk and strong investment performance has put the Queensland Government Insurance Fund (QGIF) in a good financial position, with investments held exceeding the provisioning for claims. As a result, $500 million will be drawn from the QGIF surplus to assist in funding the Government’s response to STC Debbie. On current estimates, this will still leave a substantial surplus in QGIF to respond to future claims.

The Queensland Government will contribute $110 million towards a proposed joint $220 million funding package under the Commonwealth and State-funded NDRRA Category D following STC Debbie.

This funding package is contingent on the approval of the Commonwealth and includes a request for a matching contribution for the South Rockhampton Flood Levee.

Budget Strategy and Outlook 2017-18

3.2.3	Cash flows and balance sheet

General Government Sector

Cash surplus/(deficit)

The General Government Sector is expected to record a cash surplus in 2016-17 of $1.038 billion, compared to a $569 million deficit forecast in the 2016-17 MYFER. The significant cash surplus compared to the expected cash deficit primarily reflects higher net operating receipts and reduced cash requirements for investments in non-financial assets.

A cash deficit of $1.922 billion is expected in the General Government Sector in 2017-18 with cash deficits forecast across the forward estimates.

Capital purchases

For the General Government Sector, PNFA in 2016-17 are estimated to be $4.416 billion, $794 million less than forecast in the 2016-17 MYFER. For 2017-18, budgeted General Government Sector PNFA totals $5.123 billion.

Over the period 2017-18 to 2020-21, PNFA in the General Government Sector of $25.071 billion are planned. Capital grants expenses for the same period are expected to total $4.147 billion, a total of $29.218 billion for General Government Sector capital expenditure. In addition, acquisitions of non-financial assets under finance leases total $1.663 billion for the General Government Sector over this period. These leases relate primarily to Public Private Partnerships.

In total over the four years to 2020-21, the General Government Sector capital program is forecast to be $30.881 billion. This compares to the total General Government Sector capital program at the time of the 2016-17 Budget of $29.515 billion over the four years to 2019-20.

Borrowings

Gross General Government Sector borrowings of $33.937 billion at 30 June 2017, representing the stock of borrowing outstanding as presented in the Balance Sheet, are $3.838 billion lower than the $37.775 billion forecast in the 2016-17 Budget and $14.279 billion less than the forecast of $48.216 billion at the time of the 2014-15 Budget. The significant reduction is primarily due to the Queensland Government’s continuing focus on its Debt Action Plan, which has reduced General Government Sector debt as well as associated interest costs.

In the 2016-17 Budget, a net General Government Sector borrowing of $665 million was budgeted in 2016-17. As a result of increased royalties revenue and changes to capital expenditure across the forward estimates, debt has reduced for 2016-17 and net borrowing will only be required from 2018-19 onwards.

Since implementation in the context of the 2015-16 and 2016-17 State Budgets, a number of measures under the Debt Action Plan have delivered a significant improvement in the State’s debt position, and these have been achieved while retaining 100% state ownership of the Government’s income-generating assets and maintaining full funding of superannuation liabilities.

Budget Strategy and Outlook 2017-18

Debt reduction measures implemented include:

•	revising the capital structure of the Government’s energy network businesses

•	funding long service leave on an emergent basis, aligning Queensland with standard practice across Australia

•	temporary suspension of investment of defined benefit employer contributions and surplus repatriation from the defined benefit superannuation scheme

•	revised cash management arrangements for government-owned corporations.

For the 2017-18 Budget, the Government has continued its assessment of efficient capital allocation and cash management for the government-owned corporations. With estimated dividends and tax equivalent payments of over $2 billion in 2016-17, the strong financial position of government-owned corporations creates opportunities for the sector to contribute to essential growth-enhancing infrastructure in Queensland, which will collectively contribute to over $520 million infrastructure investment in regional Queensland. Projects include:

•	$150 million of Powerlink’s dividend to assist in investigations and preliminary work on a new connection for large-scale solar and wind generation infrastructure in North Queensland

•	$100 million of Stanwell’s dividend to contribute to funding the proposed hydro-electric power station at the Burdekin Falls Dam.

In addition, SunWater will retain all of its 2016-17 dividend, and the Government will provide a further $100 million towards improvement works to ensure that the Burdekin Falls Dam continues to meet design standards, supports the proposed hydro-electric power station, and allows for the potential raising of the dam wall. Further details of these and other projects are provided in Chapter 8.

The benefits of the Debt Action Plan are particularly evident in terms of the General Government Sector debt to revenue ratio, which has significantly decreased since its peak in 2012-13 of 91% to 60% for 2016-17 and 2017-18. While the debt to revenue ratio increases across the forward estimates, these results are still below those expected at the time of the 2016-17 Budget and 2016-17 MYFER. On average over the budget and forward estimates, the debt to revenue ratio is 66%, well below the four years to 2019-20 forecast in the 2016-17 Budget.

Table 3.5 provides details of the debt to revenue ratio and Chart 3.2 compares General Government Sector borrowing projections with those of the 2014-15, 2015-16 and 2016-17 Budgets.

Table 3.5	General Government Sector gross borrowings as a proportion of revenue

	2016-17	2017-18	2018-19	2019-20	2020-21
	Est. Act.	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million
Gross borrowings	33,937	33,758	36,393	38,760	41,244
Revenue	56,434	55,869	56,138	57,887	58,982
Borrowings/revenue ratio	60%	60%	65%	67%	70%

Budget Strategy and Outlook 2017-18

Chart 3.2	General Government Sector borrowings

The active balance sheet management strategies under the Debt Action Plan have assisted in ensuring that borrowings in 2017-18 are projected to be $14.663 billion lower than at the time of the 2014-15 Budget, as detailed in Table 3.6 below.

Table 3.6	Revisions to General Government Sector borrowings[1]

	2014-15	2015-16	2016-17	2017-18
	$ million	$ million	$ million	$ million
2014-15 Budget	48,141	48,023	48,216	48,421
2015-16 Budget	43,268	38,151	38,818	39,532
2016-17 Budget[2]	43,105	35,698	37,775	38,000
2017-18 Budget[3]	43,105	35,486	33,937	33,758
Change between 2014-15 Budget and 2017-18 Budget	(5,036)	(12,537)	(14,279)	(14,663)

Notes:

1.	Numbers may not add due to rounding. A number in brackets represents a negative amount.
2.	Number for 2014-15 represents actual result for that year.
3.	Numbers for 2014-15 and 2015-16 represent actual results for those years.

Budget Strategy and Outlook 2017-18

Public Non-financial Corporations Sector

The Public Non-financial Corporations (PNFC) Sector consolidates the State’s commercial entities, including those that operate in the energy, transport and water industries. Further details on the PNFC Sector are provided in Chapter 8.

The PNFC Sector is expecting net borrowing of $294 million in 2016-17, slightly less than estimated at the 2016-17 MYFER. Gross borrowings in the PNFC Sector for 2016-17 are estimated at $39.165 billion.

Borrowings in the Sector are expected to rise modestly each year from 2017-18 to $39.904 billion in 2020-21, primarily driven by increased investment in the rail, port and water businesses.

Purchases of non-financial assets for the PNFC Sector are estimated to be $2.512 billion in 2016-17 and total a projected $11.908 billion across the budget and forward estimates.

Non-financial Public Sector

The Non-financial Public Sector (NFPS) comprises the General Government and PNFC Sectors. Transactions between these sectors are eliminated in aggregated totals.

Gross borrowings of $73.102 billion are estimated at 30 June 2017 in the NFPS, $8.132 billion less than the 2014-15 Budget estimate. The consistent improvement in each successive budget since that time is primarily due to the Government’s focus on debt reduction in the General Government Sector. As at 30 June 2018, borrowings in the NFPS are expected to decline to $71.989 billion, over $10 billion less than projected in the 2014-15 Budget.

Chart 3.3 and Table 3.7 provide details of NFPS borrowings since the 2014-15 Budget.

Chart 3.3	Non-financial Public Sector borrowings

Budget Strategy and Outlook 2017-18

Table 3.7	Revisions to Non-financial Public Sector borrowings[1]

	2014-15	2015-16	2016-17	2017-18
	$ million	$ million	$ million	$ million
2014-15 Budget	79,956	80,619	81,234	82,070
2015-16 Budget	75,535	74,113	75,714	77,119
2016-17 Budget[2]	75,233	72,715	75,270	76,939
2017-18 Budget[3]	75,233	72,922	73,102	71,989
Change between 2014-15 Budget and 2017-18 Budget	(4,723)	(7,697)	(8,132)	(10,081)

Notes:

1.	Numbers may not add due to rounding. A number in brackets represents a negative amount.
2.	Number for 2014-15 represents actual result for that year.
3.	Numbers for 2014-15 and 2015-16 represent actual results for those years.

The NFPS debt to revenue ratio is estimated at 114% for 2016-17, lower than expected at the 2016-17 Budget (125%) and 2016-17 MYFER (119%) and significantly lower than forecast at the time of the 2014-15 Budget, when the 2016-17 NFPS debt to revenue ratio was projected to be 130%. The reductions since 2014-15 are due primarily to increased royalty revenue in 2016-17 and the impact of the Government’s Debt Action Plan in reducing General Government debt, as demonstrated in Chart 3.4.

The NFP debt to revenue ratio for 2017-18 is also estimated to be 114%. Over the forward estimates, the increase in the NFPS debt to revenue ratio reflects the timing of significant capital projects and associated borrowings, as well as the expected moderation in revenue growth over the period 2017-18 to 2020-21.

Chart 3.4	Non-financial Public Sector debt to revenue ratio

Budget Strategy and Outlook 2017-18

3.3	Fiscal principles

The Government remains committed to its fiscal principles, which underpin the development of the State’s fiscal strategy and financial decision-making, and have provided the framework for the State Budgets since 2015-16. During the 2015-16 Budget five principles were implemented, and subsequently refined, with an additional fiscal principle adopted in the 2016-17 Budget to ensure the ongoing sustainability of the public service.

Fiscal principles

Principle 1 – Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio

A primary fiscal principle of the Queensland Government has been to reduce General Government Sector debt, to provide the Government with the capacity to respond to market and environmental shocks. The Government’s objective is to service General Government Sector debt through General Government Sector revenues, including taxes (either state or federal), charges and royalties. By contrast, government-owned corporation debt is serviced from the operating cash flows of these entities.

The debt to revenue measure ratio is the key measure of the sustainability of General Government Sector debt levels. The Government aims to reduce this ratio over time to continue to improve the State’s fiscal sustainability.

As a result of initiatives implemented through the Debt Action Plan, the General Government Sector’s debt to revenue ratio has fallen substantially over the period to 2017-18 in each successive budget since 2014-15, as seen in Chart 3.5. Debt to revenue ratios for both 2016-17 and 2017-18 reduce to 60% from the peak of 91% in 2012-13.

Across the forward estimates, the expected moderation in revenue growth, as well as the timing of significant capital projects and associated borrowings, sees a gradual increase in the forecast debt to revenue ratio to 2020-21. On average over the budget and forward estimates, the debt to revenue ratio is 66%, well below the four years to 2019-20 forecast in the 2016-17 Budget.

Budget Strategy and Outlook 2017-18

Chart 3.5	General Government Sector debt to revenue ratio

Principle 2 – Target net operating surpluses that ensure any new capital investment in the General Government Sector is funded primarily through recurrent revenues rather than borrowing

The net operating balance is recognised across Australian states and territories as the appropriate measure of a jurisdiction’s annual operating position. The Queensland Government targets operating surpluses to ensure that recurrent revenues, rather than borrowings, are the primary funding source for capital investment in the General Government Sector.

The General Government Sector Cash Flow Statement (refer Table 9.7) provides details of the sources of funding for capital investment. It shows that net cash inflows from operating activities equate to 126% of the funding required for the 2016-17 net General Government Sector investments in non-financial assets. Similar to the outcome for 2015-16 (123%), this result is primarily due to the upwards revisions to revenue.

For 2017-18, net cash inflows from operating activities are budgeted to be 59% of the funding required for net General Government Sector investments in non-financial assets. Across 2017-18 to 2020-21, this ratio averages 52%, primarily reflecting the higher level of capital spending during the period. However, this measurement does not recognise the additional funds made available by the Debt Action Plan that can be utilised to invest in capital projects. Indeed, in the four years to 2020-21, gross borrowings increase by only $7.307 billion in support of the General Government Sector capital program of $30.881 billion.

Budget Strategy and Outlook 2017-18

Chart 3.6	General Government Sector net operating cash flow as a proportion of investments in non-financial assets

Principle 3 – The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging

While the value of the total capital program can fluctuate across financial years, due to the nature and timing of projects, the 2017-18 Budget provides for an overall increase in General Government Sector PNFA from $4.416 billion estimated in 2016-17 to an average of $6.268 billion across the budget and forward estimates. Total General Government Sector PNFA over the budget and forward estimates are projected at $25.071 billion, an increase of $1.2 billion over the four years to 2019-20 forecast in the 2016-17 Budget.

The General Government Sector PNFA increases steadily to 2019-20, reflecting the Government’s objective to ensure a consistent flow of works to support jobs and the economy and to reduce the risk of backlogs emerging. Nevertheless, the capital program remains well below the unusually high levels of the period 2009-10 to 2011-12, when a significant State infrastructure program was further elevated by the Australian Government’s stimulus program in response to the Global Financial Crisis.

Budget Strategy and Outlook 2017-18

Principle 4 – Maintain competitive taxation by ensuring that General Government Sector own-source revenue remains at or below 8.5% of nominal gross state product, on average, across the forward estimates

The Queensland Government has a clear role in providing an economic environment that supports business and jobs growth, without placing undue strain on households.

Taxation per capita in Queensland is significantly lower compared to the average of other Australian states and territories, as discussed in Chapter 4. In 2017-18 Queensland’s taxation per capita of $2,691 will be $843 per capita less than the average of the other jurisdictions.

In addition to comparing Queensland’s competitive taxation status across jurisdictions, the Government also aims to support businesses and households by ensuring that own-source revenue in the General Government Sector, including user charges and royalties, remains at or below 8.5% of nominal gross state product, on average, across the forward estimates. Own-source revenue is derived from total State revenue less any grants received from external sources, mainly the Australian Government.

This principle is expected to be met over the forward estimates period, with revenue falling as a percentage of GSP. For 2017-18, General Government own-source revenue is forecast to be 7.7% of nominal gross state product. This falls to 7.1% by 2020-21, with an average of 7.4% across the four years.

Principle 5 – Target full funding of long-term liabilities such as superannuation and WorkCover in accordance with actuarial advice

Consistent with the long-standing practice in Queensland, the Government continues to be committed to ensuring that the State sets aside assets to meet long-term liabilities such as superannuation and WorkCover, in accordance with actuarial advice.

The State Actuary’s most recent valuation indicates that, as at 30 June 2016, the defined benefit superannuation scheme is in a surplus position of over $9 billion. The review was undertaken in accordance with the funding and solvency framework developed by the Australian Prudential Regulation Authority (APRA) and was publicly released in May 2017, under prudential requirements.

The review examined expected repatriations over the three years commencing 2017-18, consistent with previous Budget forecasts, and demonstrated that combined funding measures announced over the last two Budgets are expected to reduce the overfunding of the scheme whilst still maintaining a buffer to protect against adverse experiences. The review concluded that the repatriation and contribution suspension initiatives could proceed as planned, with reviews to be undertaken on an annual cycle.

As at 30 June 2016, the most recently available assessment, the WorkCover scheme was also fully funded.

Budget Strategy and Outlook 2017-18

Principle 6 – Maintain a sustainable public service by ensuring that overall growth in full-time equivalents (FTE) employees, on average over the forward estimates, does not exceed population growth

The Government has committed to providing high quality and appropriate frontline services that keep pace with growth in the population, while maintaining fiscally responsible and affordable levels of expenditure. A key focus is to ensure a balance between delivery of high-quality services, and the discipline that underpins the Government’s commitment to fiscal sustainability.

FTEs are estimated to increase by around 6,000 (or 2.8%) in 2017-18, with around 82% of the increase being attributable to growth in health and education.

Average growth over the forward estimates period from 2016-17 to 2020-21 is 1.7%. This compares to an estimated Queensland population growth of 1 1⁄2% annually.

Further details on FTE estimates are provided in Chapter 5, with Table 5.2 providing in-scope agencies and their full-time equivalent estimates for 2016-17 and 2017-18.

Budget Strategy and Outlook 2017-18

3.4	Achievement of fiscal principles

Table 3.8 provides a summary of the Government’s progress in meeting its fiscal principles’ targets.

Table 3.8	The fiscal principles of the Queensland Government

Principle	Indicator
	General Government debt to revenue ratio
		2016-17 MYFER %	2017-18 Budget %
Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio.	2016-17	66	60
	2017-18	67	60
	2018-19	69	65
	2019-20	68	67
	2020-21	n.a.	70

	General Government net operating cash flows as a proportion of net investments in non-financial assets
		2016-17 MYFER[1] %	2017-18 Budget %

Target net operating surpluses that ensure any new capital investment in the General Government Sector is funded primarily through recurrent revenues rather than borrowing.	2016-17	88	126
	2017-18	65	59
	2018-19	61	48
	2019-20	62	47
	2020-21	n.a	55

	General Government purchases of non-financial assets
		2016-17 MYFER $ million	2017-18 Budget $ million

The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging.	2016-17	5,210	4,416
	2017-18	6,439	5,123
	2018-19	5,644	6,471
	2019-20	5,985	7,015
	2020-21	n.a.	6,462

Budget Strategy and Outlook 2017-18

Principle	Indicator
Maintain competitive taxation by ensuring that General Government Sector own-source revenue remains at or below 8.5% of nominal gross state product, on average, across the forward estimates.	General Government own-source revenue to GSP
	2017-18	7.7%
	Average across the forward estimates	7.4%
Target full funding of long-term liabilities such as superannuation and WorkCover in accordance with actuarial advice.	As at the last actuarial review (as at June 2016), accruing superannuation liabilities were fully funded. The WorkCover scheme was also fully funded as at 30 June 2016.
Maintain a sustainable public service by ensuring that overall growth in full-time equivalents (FTE) employees, on average over the forward estimates, does not exceed population growth.	FTE growth
	Average across the forward estimates	1.7%
	Population growth
	Average across the forward estimates	1 1⁄2%

Note:
1. 2016-17 MYFER ratio has been revised to reflect the ratio of net operating cash flows to net capital purchases in line with 2017-18 Budget methodology.

Budget Strategy and Outlook 2017-18

4	Revenue

Features

•	Total General Government Sector revenue is estimated to be $56.434 billion in 2016-17, $5.439 billion (or 10.7%) higher than in 2015-16. Higher than budgeted revenue growth in 2016-17 is due to increased revenue from royalties resulting from increased coal prices, as well as changes to the timing of payments for Natural Disaster Relief and Recovery Arrangements (NDRRA).

•	Total General Government Sector revenue in 2016-17 is estimated to be $2.985 billion (or 5.6%) higher than was estimated in the 2016-17 Budget. The major driver of this increase is higher royalty revenue from the increase in coal prices towards the end of 2016.

•	While strong revenue growth is estimated for 2016-17 as a result of short-term increases to mining royalties, the revenue outlook is challenging. Total revenue is expected to grow at an average annual rate of 3.0% over the five years to 2020-21. Revenue growth over this period is supported by moderate average annual growth in taxation (4.6%) and current grants (4.3%), but is also affected by reductions in interest income and revenue from government-owned corporations.

•	Since the 2016-17 Mid Year Fiscal and Economic Review (MYFER), forecasts for royalty revenue have been revised upward by $1.556 billion over the four years to 2019-20. Most of this revision is in 2016-17 and 2017-18, and mainly reflects a somewhat slower return of coal prices to the medium term outlook following the sharp increase in 2016, and disruptions related to Severe Tropical Cyclone (STC) Debbie. Royalty revisions in this Budget follow an increase of $2.151 billion between the 2016-17 Budget and MYFER over the four years to 2019-20.

•	Total General Government Sector revenue is estimated to be $55.869 billion in 2017-18. The decrease of $565 million (or 1.0%) from 2016-17 revenue is largely due to royalty revenue falling in 2017-18 as coal prices normalise.

•	Queensland will maintain its competitive tax status, with per capita state tax estimated at $2,691 in 2017-18, compared to an average of $3,534 for the other states and territories.

•	Queenslanders continue to benefit from the Government maintaining its commitment to not introduce new taxes, fees or charges. Scheduled annual indexation of certain fees and charges will continue up to 2018-19. From 2019-20, the indexation rate will be based on the Consumer Price Index (CPI), which is expected to reduce fees and charges by $78 million over two years.

•	The payroll tax rebate for apprentices and trainees will continue at the increased rate of 50% for an additional 12 months, until 30 June 2018.

•	From 1 July 2017, a 1.5% surcharge will be introduced for absentee payers of land tax, applying to land holdings of $350,000 or higher in addition to other land tax payable. This will have no direct effect on Queensland residents.

Budget Strategy and Outlook 2017-18

This chapter provides an overview of General Government Sector revenue for the 2016-17 estimated actual outcome, forecasts for the 2017-18 Budget year and projections for 2018-19 to 2020-21.

4.1	2016-17 estimated actual

General Government Sector revenue in 2016-17 is estimated to be $56.434 billion, which is $2.985 billion (or 5.6%) more than the 2016-17 Budget estimate.

Significant variations from the 2016-17 Budget estimates include:

•	A $1.894 billion (or 90%) increase in revenue from royalties and land rents, mainly as a result of the sharp increase in coal prices towards the end of 2016.

•	A $534 million (or 2.0%) increase in grants from the Australian Government. Increases in payments for specific purposes, including changes to the timing of NDRRA reimbursements, have been partially offset by reduced estimates of GST revenue.

•	Sales of goods and services revenue being $407 million (or 7.5%) higher than was estimated in the 2016-17 Budget.

These increases were partially offset by decreased taxation revenue (down $205 million), mainly related to lower than anticipated revenue from payroll tax and gambling tax.

4.2	2017-18 revenue by category

General Government Sector revenue in 2017-18 is estimated to be $55.869 billion, $565 million (or 1.0%) lower than the 2016-17 estimated actual revenue of $56.434 billion. The revenue reduction in 2017-18 is mainly due to short-term or once-off influences inflating revenue in 2016-17, with these expected to return to more normal levels in 2017-18. Between 2015-16 and 2017-18, estimated average annual growth is 4.7%.

Revenue from capital grants is expected to be $623 million lower in 2017-18 compared to 2016-17, primarily due to a shift in the timing of NDRRA funding received from the Australian Government relating to prior disaster events, reducing revenue in 2017-18.

Total revenue from royalties and land rents is expected to be $533 million lower in 2017-18 than in 2016-17. The significant royalty increase in 2016-17 is driven by a short-term increase in coal prices, which is not expected to be sustained. Coking coal prices are expected to steadily decline through 2017-18 and reach a medium term assumption of US$115/tonne during 2018-19.

Also, revenue from dividends and income tax equivalent income is expected to be $481 million lower in 2017-18, mainly due to declining payments from energy network businesses.

Partially offsetting these decreases are modest growth in less volatile revenue sources, with 2.7% growth in taxation revenue, and 2.2% growth in current grants.

Major sources of General Government Sector revenue in 2017-18 are grants revenue (49.5%) and taxation revenue (23.8%). Table 4.1 details revenue estimates by category, and Chart 4.1 illustrates the composition of General Government Sector revenue.

Budget Strategy and Outlook 2017-18

Table 4.1	General Government Sector revenue[1]

	2015-16 Actual $ million	2016-17 Budget $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Taxation revenue	12,547	13,150	12,945	13,298	14,031	14,843	15,707
Sales of goods and services	5,926	5,423	5,830	6,067	6,101	6,268	6,366
Interest income	2,543	2,296	2,300	2,330	2,225	1,949	1,881
Grants revenue
Current grants	22,347	24,286	24,753	25,299	25,663	26,448	27,571
Capital grants	1,394	2,830	2,955	2,332	2,161	2,234	1,436
Dividend and income tax equivalent income
Dividends	1,811	1,590	1,697	1,453	1,333	1,364	1,202
Income tax equivalent income	851	717	841	604	549	639	567
Other revenue
Royalties and land rents	2,284	2,111	4,005	3,472	3,039	3,096	3,180
Other	1,293	1,046	1,108	1,015	1,036	1,046	1,073
Total revenue	50,995	53,449	56,434	55,869	56,138	57,887	58,982

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2017-18

Chart 4.1	Revenue by operating statement category, 2017-18[1]

Notes:

1.	Numbers may not add due to rounding.
2.	The major component of other revenue is royalties and land rents (6.2% of total revenue).

Budget Strategy and Outlook 2017-18

Chart 4.2 compares 2017-18 forecasts with 2016-17 estimated actuals.

Chart 4.2	Revenue by operating statement category, 2016-17 and 2017-18[1]

Note:

1.	Grants revenue is largely made up of Australian Government funding.

4.3	2017-18 Budget initiatives

4.3.1	Surcharge for absentee payers of land tax

The Government will introduce a 1.5% surcharge for absentee payers of land tax, as defined under the Land Tax Act 2010. The surcharge will apply to land holdings of $350,000 or higher, in addition to other land lax payable from 1 July 2017.

Absentee owners benefit from a high standard of services and infrastructure delivered and maintained by a broad range of taxes, many of which are borne by other taxpayers such as residents and companies. The surcharge will ensure absentee owners of land make a fair contribution, and will have no direct impact on Queensland residents.

This measure is expected to raise additional revenue of $20 million in 2017-18.

Budget Strategy and Outlook 2017-18

4.3.2	Extension of increased payroll tax rebate for apprentices and trainees

The Government is continuing the payroll tax rebate on the wages of apprentices and trainees at the increased rate of 50% until 30 June 2018. This rebate is in addition to their wages being exempt and will be used as an offset against payroll tax payable on the wages of other employees.

This measure is expected to result in a reduction to payroll tax revenue of $12 million in 2017-18.

4.3.3	Changes to fees and charges escalation

The Queensland Government has a policy in place which requires departments to regularly review their fees and charges to ensure they remain appropriate and that the cost structure underlying the amount of the fee or charge remains accurate and efficient. However, it is not economical for a detailed review to be conducted each year. Therefore, to maintain the value of the fee or charge when a comprehensive review is not conducted, departments generally apply the Government indexation policy.

In June 2012, the previous Government changed the indexation policy to an annual indexation rate of 3.5% per annum, which did not reflect any specific cost index. The penalty unit indexation rate was also set at 3.5% to align with the other fees and charges indexation rate. As part of the 2017-18 Budget, the Government has decided to instead base the escalation of fees and charges and the penalty unit on the Consumer Price Index from 2019-20. At the current CPI level, this would result in a lower fees and charges escalation rate from 2019-20.

The Government indexation policy does not apply to intra and inter-departmental charges, fees and charges of an ad hoc nature, or nationally agreed fees (e.g. heavy vehicle registration); or where a specific indexation policy has been approved by the Cabinet Budget Review Committee.

This measure is estimated to reduce fees and charges revenue by $78 million across 2019-20 and 2020-21.

4.4	Queensland’s revenue trends

Chart 4.3 examines the contribution of the key revenue sources of GST, taxation and royalties to revenue growth. Royalties are the largest driver of growth in 2016-17, with royalties expected to peak in that year before declining through 2017-18 as coal prices return to a medium term outlook. In 2017-18, GST and taxation revenue contribute the largest proportion of growth.

Total revenue growth, which is mainly driven by these three sources, is estimated to be 3.0% on average over the five years to 2020-21. This is far lower than the 7.1% average growth in total revenue in the fifteen years to 2014-15.

Budget Strategy and Outlook 2017-18

Revenue grew strongly between 2000-01 and 2007-08, supported by growth in these three key sources. Queensland’s GST revenue grew by an average rate of 7.5% in the six years to 2007-08, primarily due to strong growth in national GST collections. Growth in GST was supported by strong growth in household consumption and dwelling investment activity, which were sustained by high levels of consumer confidence and partly funded by increases in household borrowings. GST growth continued to support overall revenue growth in more recent years, particularly from 2012-13 onwards as moderate growth in the GST pool combined with increases in Queensland’s share of GST.

Annual growth in transfer duty averaged 22.6% over the seven years to 2007-08, driven by a range of factors including Queensland’s relative affordability of housing, high population growth and the impact of the burgeoning mining sector. While taxation growth from 2009-10 was somewhat more subdued following the 2008-09 decline, it continued to make a moderate contribution to overall revenue growth, mainly from payroll tax, transfer duty and motor vehicle registration.

Royalty revenue also grew strongly over the 2000-01 to 2007-08 period, with growth of around 50% in both 2004-05 and 2005-06. In contrast to other key revenues, royalties reached a peak in 2008-09, as coal contracts had been priced at record levels prior to the onset of the GFC. Royalty revenue then fell significantly in 2009-10, and its contribution to growth remained relatively low or negative until 2016-17. The recent surge in coal prices means that royalty revenue in 2016-17 is expected to exceed the 2008-09 collections for the first time, but this uplift is also expected to be short term, with royalties falling in 2017-18 and 2018-19.

Looking forward, the overall revenue growth is modest relative to that experienced between 2000-01 and 2007-08. Taxation is expected to grow by 4.6% on average in the five years to 2020-21, with average payroll tax growth of 4.4% and transfer duty growth of 4.9% per year on average. Royalties are expected to reduce over the period 2017-18 to 2020-21 as coal prices decline to medium term expectations. While the GST pool is expected to grow moderately over the five years to 2020-21, declines in Queensland’s share of the pool are expected to reduce GST growth to 3.7%.

Growth is also affected by reductions in other revenue lines, with capital grants from the Australian Government expected to be $1.440 billion lower in 2020-21 than in 2016-17 due to the profile of NDRRA and national roads payments from the Australian Government. Revenue from dividend and income tax equivalent income is also expected to decline between 2016-17 and 2020-21, primarily driven by reduced dividends from energy network businesses due to the new 2017-2022 Powerlink revenue determination and reduced earnings as a result of low regulated revenue growth. More detail on dividends and income tax equivalent income is in Chapter 8.

Growth in individual revenue lines across the forward estimates is discussed in more detail in the next section.

Budget Strategy and Outlook 2017-18

Chart 4.3	Contribution to growth of key revenues[1]

Note:

1.	Annual percentage point contribution to growth of the aggregate of three categories (GST, royalties and taxes). Total is the annual % growth in revenues of the aggregate of the three categories.

Budget Strategy and Outlook 2017-18

4.5	Taxation revenue

Total revenue from taxation is expected to grow by 2.7% in 2017-18, following an estimated increase of 3.2% in 2016-17. The main components of taxation revenue are shown in Table 4.2.

Table 4.2	State taxation revenue[1]

	2015-16 Actual $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Payroll tax	3,712	3,667	3,819	4,057	4,328	4,615
Duties
Transfer	3,005	3,327	3,190	3,367	3,580	3,813
Vehicle registration	504	516	537	563	592	621
Insurance[2]	816	852	892	936	983	1,032
Other duties[3]	20	41	59	62	64	67
Total duties	4,344	4,736	4,678	4,928	5,219	5,534
Gambling taxes and levies
Gaming machine tax	677	687	718	750	784	819
Health Services Levy	68	72	80	87	96	106
Lotteries taxes	259	242	249	257	264	272
Wagering taxes	10	10	10	11	11	11
Casino taxes and levies	101	100	103	106	109	113
Keno tax	21	20	21	21	22	23
Total gambling taxes and levies	1,138	1,131	1,181	1,233	1,287	1,344
Other taxes
Land tax	1,010	1,086	1,192	1,274	1,358	1,441
Motor vehicle registration	1,633	1,676	1,741	1,809	1,877	1,948
Emergency Management Levy	457	482	508	535	560	586
Guarantee fees[4]	201	112	128	142	160	183
Other taxes[5]	51	54	51	52	54	55
Total taxation revenue	12,547	12,945	13,298	14,031	14,843	15,707

Notes:

1.	Numbers may not add due to rounding.
2.	Includes duty on accident insurance premiums.
3.	Includes duty on life insurance premiums.
4.	Includes competitive neutrality fees charged to government-owned corporations.
5.	Includes the Statutory Insurance Scheme Levy and Nominal Defendant Levy.

Budget Strategy and Outlook 2017-18

Chart 4.4 indicates the composition of estimated State taxation revenue for 2016-17.

Chart 4.4	State taxation by tax category, 2017-18[1]

Note:

1.	Percentages may not add to 100% due to rounding. “Other duties” includes vehicle registration duty, insurance duty and other minor duties. “Other taxes” includes the Emergency Management Levy, guarantee fees and other minor taxes.

The largest sources of state taxation revenue are payroll tax and transfer duty, which together represent around 53% of the State’s total taxation revenue in 2017-18.

Payroll tax (28.7% of total tax revenue in 2017-18) has a relatively stable base with growth usually driven by the underlying strength of the State economy. Since the GFC, payroll tax has overtaken transfer duty as the key contributor to Queensland’s tax revenue collections.

In the last few years, payroll tax has been affected by changes in the composition of the payroll tax base, with reductions in collections from the mining and construction industries only partially offset by growth in other industries, such as retail trade.

In contrast, revenue growth from transfer duty (representing 24.0% of tax revenue) can vary significantly from year to year due to the volatility of both the residential and non-residential segments of the property market.

Land tax represents 9.0% of total tax revenue in 2017-18. While also subject to the volatility of value movements in the property market, this impact is moderated by a relatively stable base and the effect of three year averaging of land values for assessments.

Gambling taxes and levies represent 8.9% of tax revenues in 2016-17. Motor vehicle registration represents 13.1% of total tax revenue.

Budget Strategy and Outlook 2017-18

4.5.1	Queensland’s competitive tax status

Taxation can impact on business decisions regarding investment and employment, and also household investment and home ownership. Maintaining the competitiveness of Queensland’s tax system provides a competitive advantage to business and moderates the tax burden for its citizens, and is therefore fundamental to the Government’s commitment to job creation and sustainable development.

One of the Government’s Fiscal Principles is to maintain competitive taxation by ensuring General Government Sector own-source revenue remains at or below 8.5% of nominal gross state product (GSP), on average, across the forward estimates. Own-source revenue is derived from total State revenue less any grants received from external sources, mainly the Australian Government. This principle is expected to be met over the forward estimates period, with own-source revenue well below 8.5% of GSP. Section 3.3 provides more detail on the Government’s Fiscal Principles.

As Chart 4.5 shows, taxation per capita in Queensland is significantly lower than the average taxation per capita in the other states and territories. In 2017-18, it is estimated that Queensland’s taxation per capita of $2,691 will be $843 per capita less than the average of other jurisdictions.

Chart 4.5	Taxation per capita, 2017-18

Sources: 2017-18 Budget for all states except NSW, SA where mid-year updates are used, and WA where the Pre-election Financial Projections Statement is used. Population estimates from the 2017-18 Commonwealth Budget.

Table 4.3 demonstrates that the Queensland tax system remains amongst the most competitive in Australia, using various measures of tax competitiveness.

Queensland’s tax effort, as measured by the Commonwealth Grants Commission, was 12% below the national average in 2015-16. A third measure of competitiveness, taxation as a share of GDP, also confirms that Queensland’s taxes are competitive with other states.

Budget Strategy and Outlook 2017-18

Table 4.3	Queensland’s tax competitiveness

	NSW	Vic.	Qld	WA	SA	Tas.[4]	ACT[5]	NT4	Avg[6]
Taxation per capita[1]($)	3,936	3,492	2,691	3,267	2,660	2,161	4,332	2,304	3,534
Taxation effort[2] (%)	105	101	88	102	103	90	102	85	100
Taxation % of GSP[3] (%)	5.5	5.3	4.0	3.8	4.4	4.1	4.3	2.6	5.0

Notes:

1.	2017-18 data. Sources: 2017-18 Budget for all jurisdictions except NSW, SA where mid-year updates are used, and WA which uses the Pre-election Financial Projections Statement. Population data from Commonwealth 2017-18 Budget.
2.	2015-16 data. Source: Commonwealth Grants Commission 2017 Update – total tax revenue effort for assessed taxes (payroll, transfer duty, land tax, insurance duty and motor vehicle taxes). Revenue raising effort ratios, assessed by the Commonwealth Grants Commission, isolate policy impacts from revenue capacity impacts and are an indicator of the extent to which governments burden their revenue bases. Queensland’s tax revenue raising effort is well below the Australian policy standard (equal to 100%).
3.	2015-16 data. Sources: Australian Bureau of Statistics 5506.0 and ABS 5220.0.
4.	Low taxation per capita primarily reflects the lower revenue raising capacity of those jurisdictions.
5.	Figures include municipal rates.
6.	Weighted average of states and territories, excluding Queensland (aside from taxation effort, which is the average of all states).

4.5.2	Payroll tax

Payroll tax is chargeable at a rate of 4.75% when the total yearly Australian taxable wages of an employer, or those of a group of related employers, exceed the exemption threshold of $1.1 million.

The overall payroll tax rate of 4.75% is the lowest in Australia and the exemption threshold of $1.1 million is the highest threshold of any mainland state. Queensland employers with total yearly Australian taxable wages between $1.1 million and $5.5 million also obtain a partial deduction, with the deduction withdrawn at a rate of $1 in every $4 of taxable wages. From 1 July 2015, in addition to their wages already being exempt from payroll tax, a 25% payroll tax rebate applied to the wages of eligible apprentices and trainees. To offer an added incentive for businesses to employ apprentices and trainees, the rebate was increased to 50% for 12 months from 1 July 2016. In this Budget, the Government has extended the availability of this increased rate of rebate until 30 June 2018.

Payroll tax collections are estimated to be $3.819 billion in 2017-18, representing growth of 4.1% on the 2016-17 estimated actual. This estimate has been reduced by $221 million since the 2016-17 Budget and reflects the continued impact of reduced collections in 2016-17 from the mining and construction industries.

The mining and construction industries, which have a higher concentration of larger organisations, have experienced subdued collections in recent years consistent with slowing in business investment due to the completion of LNG construction in late 2016. This is also having an impact on employment in industries servicing the resources and construction sectors, such as professional services and equipment hiring.

Collections in recent months have shown signs of improvement, and coupled with continued modest growth from other industries such as retail trade and finance and insurance, moderate growth is expected in 2017-18 and across the estimates period, albeit well below historic levels.

Budget Strategy and Outlook 2017-18

The average annual payroll tax growth is forecast to be 4.4% over the five years to 2020-21, almost half the average of 8.5% in the 15 years to 2014-15.

4.5.3	Duties

Duties are levied on a range of financial and property transactions. The major duties include transfer, vehicle registration and insurance duties.

Transfer duty

Transfer duty is charged at various rates on the transfer of real and business property. The Queensland Government offers extensive concessions for the transfer of land where the property is purchased as a home. For example, eligible home buyers pay a 1% concessional rate on dutiable values up to $350,000, rather than the normal schedule of rates between 1.5% and 3.5% for those values. If a first home buyer purchases a property up to $500,000 they will pay no duty, with reduced rates available up to $550,000.

Revenue from transfer duty is expected to be 4.1% lower in 2017-18 than in 2016-17, following growth of 10.7% in 2016-17. The growth in 2016-17 has been inflated by several large non-residential transactions although collections have been supported by moderate underlying growth in the residential market.

The reduction of 4.1% in 2017-18 reflects the expectation there will be fewer large transactions along with a restrained residential market, with low price growth expected in a well-supplied apartment market as outlined in Chapter 2. Over the five years to 2020-21, transfer duty is estimated to grow by 4.9% on average per annum.

Vehicle registration duty

Vehicle registration duty is charged at rates of between 2% and 4% of the dutiable value of a motor vehicle on the transfer or initial registration of the motor vehicle, with the rate generally depending on the number of cylinders or rotors of the vehicle.

Revenue from vehicle registration duty is expected to grow by 4.0% in 2017-18, following growth of 2.4% in 2016-17.

Insurance duty

Insurance duty is charged on contracts of general insurance (for example, insurance for house and contents, vehicle, professional indemnity), life insurance, compulsory third party insurance and accident insurance. Revenue from insurance duty is expected to grow by 4.7% in 2017-18.

4.5.4	Gambling taxes and levies

A range of gambling activities are subject to State taxes and levies. Total gambling tax and levy collections are estimated to grow by 4.4% in 2017-18, and 3.4% on average over the five years to 2020-21.

Budget Strategy and Outlook 2017-18

4.5.5	Land tax

Land tax is levied on the taxable value of the landowner’s aggregated holdings of freehold land owned in Queensland as at midnight on 30 June each year. The principal place of residence is deducted from this value.

Resident individuals are generally liable for land tax if the total taxable value of the freehold land owned by that person as at 30 June is equal to or greater than $600,000. Companies, trustees and absentees are liable for land tax if the total taxable value of the freehold land owned as at 30 June is equal to or greater than $350,000.

Land tax is estimated to grow by 9.7% to $1.192 billion in 2017-18, reflecting growth in land values in recent years. Some moderation in property value growth is expected in the next few years, with the average annual growth of 7.4% over the five years to 2020-21 boosted by additional collections from the absentee surcharge.

4.5.6	Motor vehicle registration

Motor vehicle registration fees are expected to grow by 3.9% in 2017-18. Average annual growth across the five years to 2020-21 will reflect an increase in the number of motor vehicles as well as the annual indexation of fees.

4.5.7	Emergency Management levy

The Emergency Management Levy revenue, which is used to partly offset the costs of emergency management in Queensland, is expected to grow by 5.4% in 2017-18.

4.5.8	Guarantee fees

Guarantee fees are revenues collected by the Queensland Treasury Corporation (QTC) on behalf of the State and comprise competitive neutrality fees and credit margin fees. These fees promote competitive neutrality between public sector agencies and those in the private sector, and ensure that the benefits accruing from the financial backing of the State (through QTC) are shared between the borrower and the State.

4.5.9	Other taxes

Other taxes represent revenue from taxes such as the Statutory Insurance Scheme levy and the Nominal Defendant levy.

4.5.10	Tax expenditures

Tax expenditures are reductions in tax revenue that result from the use of the tax system as a policy tool to deliver Government policy objectives. Tax expenditures are provided through a range of concessions, including tax exemptions, reduced tax rates, tax rebates, tax deductions and provisions which defer payment of a tax liability to a future period. Appendix B provides details of tax expenditure arrangements currently provided by the Queensland Government.

Budget Strategy and Outlook 2017-18

4.6	Grants revenue

Grants revenue is comprised of Australian Government grants, grants from the community and industry, and other miscellaneous grants. The decline of $77 million (or 0.3%) in 2017-18 reflects a $546 million increase in current grants that is offset by a $623 million decrease in capital grants. The decline in capital grants from 2016-17 to 2017-18 primarily reflects a shift in the timing of NDRRA funding, relating to prior disaster events, reducing revenue in 2017-18.

Table 4.4	Grants revenue[1]

	2015-16 Actual $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Current grants
Australian Government grants	22,062	24,394	25,004	25,396	26,182	27,306
Other grants and contributions	284	359	295	268	266	265
Total current grants	22,347	24,753	25,299	25,663	26,448	27,571
Capital grants
Australian Government grants	1,368	2,876	2,258	2,104	2,187	1,436
Other grants and contributions	26	79	73	57	47
Total capital grants	1,394	2,955	2,332	2,161	2,234	1,436
Total grants revenue	23,740	27,708	27,631	27,824	28,682	29,007

Note:

1.	Numbers may not add due to rounding.

4.6.1	Australian Government payments

Australian Government payments to Queensland comprise:

•	general purpose payments, consisting of GST revenue grants and associated payments, which are ‘untied’ and are used for both recurrent and capital purposes

•	payments for specific purposes, including grants for health, schools, skills and workforce development, disabilities and housing, which are used to meet Australian Government and shared policy objectives.

Australian Government payments to Queensland in 2017-18 are expected to total $27.263 billion, representing a slight decline of $7 million compared to payments in 2016-17. This small decrease is made up of a $932 million (or 6.7%) increase in GST revenue being offset by a $939 million decrease in total payments for specific purposes.

Budget Strategy and Outlook 2017-18

Table 4.5	Australian Government payments[1]

	2015-16 Actual $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
GST revenue grants[2]	13,122	13,939	14,871	14,490	15,042	15,772
Total payments for specific purposes[3]	10,308	13,331	12,392	13,009	13,326	12,970
Total Australian Government payments	23,430	27,270	27,263	27,499	28,368	28,742

Notes:

1.	Numbers may not add due to rounding.
2.	Queensland Treasury estimates.
3.	Differs from Chapter 7 due to the inclusion of direct Australian Government payments to Queensland agencies for Commonwealth own purpose expenditure.

Chapter 7 provides detailed background on federal-state financial arrangements, including an analysis of Queensland’s share of GST revenue and details of Australian Government payments to Queensland.

GST revenue grants and associated payments

GST revenue grants and associated payments to Queensland in 2017-18 are expected to be $14.871 billion, which represents growth of $932 million compared to the 2016-17 estimated actual.

GST revenue projections are based on expected growth in economic parameters, such as household consumption and dwelling investment, which have a strong link to the GST base. In the 2017-18 Budget, the Australian Government has decreased their estimate for the GST pool by $2.500 billion over the period 2016-17 to 2019-20 since the 2016-17 MYEFO.

The distribution of GST revenues is based on the recommendations of the Commonwealth Grants Commission in accordance with the application of horizontal fiscal equalisation principles. Queensland’s share of GST funding (relativity) in 2017-18 increased in the 2017 Update from the Commonwealth Grants Commission. Chapter 7 provides further detail on Queensland’s expected GST revenue.

Payments for specific purposes

Australian Government payments for specific purposes to Queensland in 2017-18 are estimated at $12.392 billion. Chapter 7 provides further detail on Australian Government payments for specific purposes.

Budget Strategy and Outlook 2017-18

4.6.2	Other grants and contributions

Other grants and contributions are funds received from other state and local government agencies, other bodies and individuals. Contributions exclude Australian Government grants and user charges. The main sources of contributions are:

•	Those received from private enterprise and community groups to fund research projects and community services, including the contributions of parents and citizens associations to state schools.

•	Contributed assets and goods and services received for a nominal amount.

Revenues from other grants and contributions will vary from year to year based on the number and size of research projects, assets transferred between the Government and the private sector, and contributed assets and services.

4.7	Royalty revenue

The State earns royalties from the extraction of coal, base and precious metals, bauxite, petroleum and gas, mineral sands and other minerals. Royalties ensure some of the proceeds of the extraction of non-renewable resources are returned to the community. Land rents are also earned from pastoral holdings, mining and petroleum leases. Royalties and land rents are detailed in Table 4.6.

Table 4.6	Royalties and land rents[1]

	2015-16 Actual $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Coal	1,705	3,376	2,750	2,241	2,222	2,260
Petroleum[2]	36	97	147	194	248	296
Other royalties[3]	381	365	402	426	441	435
Land rents	162	167	172	178	184	189
Total royalties and land rents	2,284	4,005	3,472	3,039	3,096	3,180

Notes:

1.	Numbers may not add due to rounding.
2.	Includes CSG.
3.	Includes base and precious metals and other minerals royalties.

Since the 2016-17 Budget, royalty revenue has been revised up by $3.707 billion across the period 2016-17 to 2019-20. Royalty revenue in 2016-17 is now expected to be 80.9% higher in 2016-17 than in 2015-16. This is mainly caused by changes to coal prices, which have been highly volatile in the past year. Coal spot prices increased sharply in the last few months of 2016-17, before falling in the first quarter of 2017 and increasing again following STC Debbie. While coal volumes were also negatively impacted by STC Debbie in 2016-17, this has been offset by increased price estimates.

Budget Strategy and Outlook 2017-18

After the significant increase in 2016-17, royalties are expected to decline by 14.0% in 2017-18 as coal prices progressively decline from their short-term peak towards a medium term price estimate of US$115/tonne.

There is a high degree of uncertainty associated with estimates of commodity prices, which can have significant impacts on royalty revenue. Price volatility and other issues such as the level of exposure of mining operations to the risk of natural disasters can cause a high level of volatility in royalty estimates. At the same time, the contribution of royalties to overall revenue growth and volatility is limited by its quantum. Royalties make up only 5.9% of total revenue in 2017-18, compared to 23.8% for state taxes and 26.6% for GST.

While coal prices have contributed a large degree of volatility to royalty estimates in 2016-17 and 2017-18, estimated average annual growth across the period 2015-16 to 2020-21 is 7.1%. This is supported by growth in coal volumes over the period, a medium term coal price estimate that is stronger than the 2015-16 year average, and growth in LNG export volumes. Estimates of the A$-US$ exchange rate remain unchanged since MYFER, with the exchange rate assumed to remain flat across the forward estimates.

Assumptions underlying the royalty estimates, and the sensitivity of royalty estimates to changes in the assumptions are contained in Appendix C.

4.7.1	Coal royalties

Chart 4.6 shows coking coal price forecasts compared to previous estimates and Consensus Economics forecasts. Budget coal price forecasts are similar to the most recent forecasts available in Consensus Economics reports, with a degree of conservatism from 2017-18.

Chart 4.6	Coking coal price forecasts by iteration[1]

Sources: Queensland State Budget 2016-17 and 2017-18 and Consensus Economics Energy and Metals May 2017.

Budget Strategy and Outlook 2017-18

Hard coking coal prices increased sharply in the second half of 2016. This was driven by a range of factors, including a program of rationalisation for China’s coal production, as well as logistical bottlenecks and seaborne supply constraints. In the MYFER, coking coal price estimates assumed a steady decline from a peak in the December 2016 quarter as supply constraints eased.

Since the MYFER, further upwards revisions have been made to coal prices in 2016-17, with the March quarter benchmark contract price being stronger than expected. While coal spot prices declined rapidly in the early months of 2017, prices increased again following STC Debbie. Disruptions in coal rail networks following the cyclone also reduced expected coal volumes towards the end of 2016-17.

On a year average basis, the premium hard coking coal price is expected to increase 118% in 2016-17 to US$192/tonne, compared to US$88/tonne in 2015-16.

Similar periods of short-term royalty growth have been experienced in the past. Royalty revenues reached a peak in 2008-09, as coal contracts had been priced at record levels prior to the onset of the GFC, then fell significantly in 2009-10 as a result of falling coal contract prices. While prices increased again during 2011, this was accompanied by reduced volumes from the impact of the 2010-11 natural disasters.

Chart 4.7	Coking coal price

Sources: Consensus Economics and Queensland Treasury.

Royalty revenue is expected to exceed 2008-09 levels for the first time in 2016-17, then decrease in 2017-18 and 2018-19, with the coal price expected to decline steadily to US$131/tonne in 2017-18 and a medium term price of US$115/tonne during 2018-19. Royalty estimates are $1.897 billion (97.7%) higher in 2016-17 and $1.190 billion (56.4%) higher in 2017-18 than estimated in the 2016-17 Budget.

Budget Strategy and Outlook 2017-18

Recent upward revisions to royalties follow significant reductions in expectations, with royalty revenue having been revised down in each subsequent budget update between the 2014-15 Budget and the 2016-17 Budget. Coal royalty estimates in 2016-17 are now expected to exceed estimates made in the 2014-15 Budget, despite having been revised down significantly in the interim, but remain lower in 2017-18.

However, as the sharp increase in coal prices is not expected to be sustained, less substantial upwards revisions to coal royalty revenue are expected in 2018-19 ($446 million) and 2019-20 ($175 million) compared to the 2016-17 Budget. The royalty impact of changes to coal price expectations compared to previous budgets is shown in Chart 4.8.

Chart 4.8	Coal royalty revenue since the 2014-15 Budget

4.7.2	Petroleum royalties

Oil prices are related to LNG prices and therefore factor strongly into royalty forecasts. Since the 2016-17 Budget, estimates of oil prices have changed only marginally. Across the forward estimates, oil prices are expected to improve gradually, with assumptions incorporating some conservatism compared to Consensus Economics forecasts (see Chart 4.9). Petroleum royalties have been revised upward by $29 million in 2016-17 since the 2016-17 Budget, reflecting higher than forecast collections.

Slight reductions to LNG export volume assumptions have contributed to small downwards revisions in petroleum royalties from 2018-19 since the 2016-17 Budget.

Budget Strategy and Outlook 2017-18

Chart 4.9	Brent Oil price forecasts, by iteration

Source: Queensland State Budgets 2014-15 to 2017-18 and Consensus Economics Energy and Metals May 2017.

4.7.3	Other royalties

Other royalties includes revenue from metals mined in Queensland such as copper, lead and zinc and other minerals including bauxite. Revenue from other royalties is expected to grow 10.1% in 2017-18, supported by price increases. This follows a decline of 4.1% in 2016-17 associated with reduced exports for a number of metals, including lead and zinc.

4.7.4	Land rents

Revenue from land rents derived from mining and petroleum leases and pastoral holdings are expected to grow 3.3% in 2017-18, following growth of 2.8% in 2016-17.

Budget Strategy and Outlook 2017-18

Box 4.1	Policy approach for future mineral development

The Government has introduced a new policy approach for the future mineral development projects in the Galilee and Surat Basins, the North West Minerals Province and undeveloped gas basins to provide investor certainty and encourage new mining development opportunities in these regions. This revised model will apply to future resource development proposals in the three regions and replace the ad hoc approach of the past. The principles-based framework requires:

•	all royalties due to the State are paid over the term of any agreement (inclusive of interest foregone costs), with security of payment and no adverse budget impact to the State

•	any agreement with a proponent will not involve the direct expenditure of public funds in the project or in directly-related economic infrastructure for that project (noting that government-owned corporations (GOCs) may still supply economic infrastructure on commercial terms to resource project proponents)

•	the provision by the proponent of third party access infrastructure or other acceptable economic infrastructure to the State

•	projects must have significant regional employment, generation of royalties and economic opportunity benefits, such as the potential to assist in opening up undeveloped resource basins.

4.8	Sales of goods and services

Sales of goods and services revenue comprises cost recoveries from providing goods or services. Table 4.7 provides a breakdown of the category.

The Government provides concessions in the form of discounts, rebates and subsidies to improve access to and the affordability of a range of services for individuals or families, based on eligibility criteria relating to factors such as age, income and special needs or disadvantage. Appendix A provides details of the concession arrangements provided by the Queensland Government.

Budget Strategy and Outlook 2017-18

Table 4.7	Sales of goods and services[1]

	2015-16 Actual $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Fee for service activities	2,644	2,522	2,661	2,503	2,592	2,609
Public Transport: South East Queensland	377	352	338	344	354	363
Rent revenue	546	582	597	631	665	702
Sale of land inventory	91	76	85	143	113	91
Hospital fees	772	834	857	874	889	898
Transport and traffic fees	381	397	414	432	449	466
Other sales of goods and services	1,116	1,068	1,114	1,174	1,206	1,238
Total sales of goods and services	5,926	5,830	6,067	6,101	6,268	6,366

Note:

1.	Numbers may not add due to rounding.

4.8.1	Fee for service activities

Major items of fee for service activities across the General Government Sector include:

•	recoverable works carried out by the Department of Transport and Main Roads and the commercialised arm of the department

•	fees charged by Technical and Further Education (TAFE) colleges

•	fees charged by CITEC to commercial clients for information brokerage services.

4.8.2	Other sales of goods and services

As shown in Table 4.7, there are a variety of other types of sales of goods and services and these are discussed in more detail below:

•	Revenues arising from the arrangements associated with South East Queensland integrated ticketing and public transport arrangements, which commenced in July 2004. A new fare structure commenced in December 2016, which included extending the fare freeze by six months.

•	Rent revenue is earned on the rent or lease of Government buildings, housing, plant and equipment and car parks. Major items under this category include public housing rentals and rents charged for Government buildings.

•	Sale of land inventory includes property transactions where it is a core business of the agency, such as Economic Development Queensland’s role to facilitate land to unlock economic growth opportunities.

•	Hospital fees are collected by public hospitals for a range of hospital services. Fees include those received from private patients and other third party payers, as well as payments received from the Australian Government Department of Veterans’ Affairs for the treatment of veterans.

Budget Strategy and Outlook 2017-18

•	Transport and traffic fees comprise state transport fees, the Traffic Improvement Fee, drivers’ licence fees and various marine licence and registration fees.

•	Other sales of goods and services include items such as Title Registration Fees, recreational ship registrations and other licences and permits.

4.9	Interest income

Interest income is estimated to account for 4.2% of total General Government Sector revenue in 2017-18. Interest income is expected to decline between 2017-18 and 2020-21, reflecting a reduction in the portfolio of financial assets held for defined benefit superannuation as a result of the implementation of the Debt Action Plan. Interest income is also affected by the $500 million reallocation from the Queensland Government Insurance Fund to partly offset the Government’s response to STC Debbie, which is discussed in Chapter 3.

Interest income primarily comprises interest earned on investments, including those held for superannuation and insurance purposes.

4.10	Dividend and income tax equivalent income

Dividend and income tax equivalent income accounts for 3.7% of total General Government Sector revenue in 2017-18.

Dividends are received from the State’s equity investments in Public Non-financial Corporations and Public Financial Corporations, for example, the Queensland electricity supply industry, QIC Limited, Queensland Treasury Corporation, port authorities and Queensland Rail. Income tax equivalent income comprises payments by government-owned corporations in lieu of state and Australian Government taxes and levies from which they are exempt. These payments arise from an agreement reached between the Australian Government and state governments in 1994 to establish a process for achieving tax uniformity and competitive neutrality between public sector and private sector trading activities.

Revenue from dividend and income tax equivalent income is expected to decline over the period 2016-17 to 2020-21, mainly due to declining payments from energy network businesses.

Dividend and income tax equivalent income payments from energy network business are estimated to decline in 2017-18 due to the new 2017-2022 Powerlink revenue determination, which provides for lower annual revenues than the previous determination. Low regulated revenue growth among the network businesses over the forward estimates are also expected to lead to decreasing dividends. Trends in dividends and income tax equivalent income are discussed in more detail in Chapter 8.

Dividend and income tax equivalent income does not represent the full extent of financial arrangements between the Public Non-financial Corporations Sector and the General Government Sector. As detailed in Chapter 8, General Government Sector expenditure on community service obligations and Transport Service Contracts are expected to be over $2.2 billion in each year from 2016-17.

Budget Strategy and Outlook 2017-18

4.11	Other revenue

Other revenue, including royalty revenue, accounts for 8.0% of total General Government Sector revenue in 2017-18. Royalties themselves account for 5.9% of revenue in 2017-18, and are discussed in section 4.7.

Table 4.8	Other revenue[1]

	2015-16 Actual $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Royalties and land rents	2,284	4,005	3,472	3,039	3,096	3,180
Fines and forfeitures	514	398	427	451	474	494
Revenue not elsewhere classified	779	710	589	585	572	579
Total other revenue	3,577	5,113	4,487	4,075	4,142	4,253

Note:

1.	Numbers may not add due to rounding.

4.11.1	Fines and forfeitures

The major fines and infringements included in this category are issued by the Department of Transport and Main Roads (DTMR) and Queensland Police Service (QPS), incorporating fixed and mobile camera offences, speeding and tolling offences. Revenue from fines and forfeitures are expected to grow by 7.2% in 2017-18.

The expected 22.6% decrease in 2016-17 relates mainly to reduced referrals of tolling offences to the State Penalties Enforcement Registry (SPER). This results from an agreement with the toll road operator that provides increased opportunities for customers to pay their outstanding tolls prior to referral to the State for issuing an infringement and amends the decisions made in 2014 that resulted in increased fines for tolling offences being referred to SPER.

Table 4.9	Fines and forfeitures[1]

	2015-16 Actual $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Red light camera fines	12	11	12	13	14	15
Speed camera fines	164	133	153	169	184	194
Other camera detected offences	7	5	5	5	5	6
Other fines and forfeitures	332	249	256	264	271	280
Total fines and forfeitures	514	398	427	451	474	494

Note:

1.	Numbers may not add due to rounding.

4.11.2	Revenue not elsewhere classified

The $121 million decrease in 2017-18 includes reductions in sundry revenue and donations across a number of departments.

Budget Strategy and Outlook 2017-18

5	Expenses

Features

•	The Government remains committed to job creation and reducing cost-of-living pressures for Queenslanders with expense measures announced since the 2016-17 Budget focusing on these key issues.

•	Expenses for 2016-17 are estimated to be $53.610 billion, an increase of $3.585 billion (or 7.2%) from 2015-16. The increase is due to growth funding to support ongoing demand for health services and student enrolments, job creation programs, the electricity affordability package and the Australian Government’s advance payment of financial assistance grants to local governments for 2017-18 in 2016-17.

•	Total expenses are projected to grow at an average annual rate of 3.2% over the five years to 2020-21 compared to average annual revenue growth of 3.0% over the same period.

•	In 2017-18, General Government Sector expenses are estimated to be $55.723 billion, an expected increase of $2.113 billion (or 3.9%) over the estimated actual for 2016-17. The increase is a result of continued demand growth in education and health services, expenditure in relation to the preparation and delivery of the Gold Coast 2018 Commonwealth Games and expense measures announced since the 2016-17 Budget with a key focus on jobs and economic growth including:

•	Works for Queensland program providing funding across 65 regional councils to support jobs and deliver vital infrastructure in regional Queensland.

•	Jobs and Regional Growth package targeted at growing regional economies and improving employment outcomes for young Queenslanders.

•	Additional funding for the Back to Work Regional Employment Package and a new allocation for Back to Work in South East Queensland.

•	Severe Tropical Cyclone (STC) Debbie recovery activities are expected to increase expenses by $700 million over the period 2016-17 to 2019-20.

•	The average growth in employee expenses over the five years to 2020-21 is 4.1% per annum, reflecting growth in full time equivalents (FTEs) and the Government’s wages policy.

•	In 2017-18, the major areas of expenditure are health and education, which together constitute approximately 53.7% of General Government Sector expenses.

This chapter provides an overview of General Government Sector expenses for the estimated actual for 2016-17, forecasts for the 2017-18 Budget year and projections for 2018-19 to 2020-21. The forward estimates are based on the economic projections outlined in Chapter 2.

Budget Strategy and Outlook 2017-18

5.1	2016-17 estimated actual

General Government Sector expenses in 2016-17 are estimated to be $53.610 billion, $683 million higher than the 2016-17 Mid Year Fiscal and Economic Review (MYFER) estimate. The increase since MYFER is largely driven by an increase in grant expenses, in particular the Government’s $771 million electricity affordability package aimed at reducing the impact of electricity price increases to Queenslanders.

5.2	2017-18 Budget and out-years

Table 5.1	General Government Sector expenses[1]

	2015-16 Actual $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Employee expenses	20,044	21,203	22,420	22,724	23,696	24,561
Superannuation interest costs	767	514	600	637	664	668
Other superannuation expenses	2,507	2,707	2,753	2,749	2,752	2,781
Other operating expenses	15,000	15,932	17,037	15,959	16,076	16,346
Depreciation and amortisation	2,927	3,009	3,093	3,194	3,327	3,457
Other interest expenses	2,220	1,702	1,706	1,690	1,671	1,755
Grants expenses	6,559	8,543	8,114	9,068	8,996	9,006
Total Expenses	50,025	53,610	55,723	56,021	57,183	58,574

Note:

1.	Numbers may not add due to rounding.

General Government Sector expenses of $55.723 billion in 2017-18 represent an increase of $2.113 billion (or 3.9%) over the 2016-17 estimated actual. Factors influencing the higher expenditure in 2017-18 include:

•	an estimated $750 million in the preparation and delivery of the Gold Coast 2018 Commonwealth Games

•	growth in education expenditure reflecting student enrolment growth in state schools, enterprise bargaining outcomes and other school based cost increases including school maintenance, election commitment funding for extra teachers and school guidance officers, maintaining secondary curriculum offerings for the half cohort of students going into senior secondary and additional funding from the Australian Government’s proposed Quality Schools program, including funding for non-state schools

•	growth in funding to Queensland Health to support growing demand and critical service needs and Commonwealth funded expenditure deferred from 2016-17

Budget Strategy and Outlook 2017-18

•	job creation funding for Works for Queensland, Back to Work Regional Employment Package and Back to Work South East Queensland and Jobs and Regional Growth package

•	community services initiatives including Strengthening Queensland Child Protection System with a significant boost to frontline and frontline support child safety workers and continuing support of the transition of disability services to the National Disability Insurance Scheme

•	justice system reforms including reforms to the Queensland parole and probation system, transitioning 17 year olds from the adult justice system to the youth justice system and re-establishment of the Drug Court.

Growth in 2017-18 expenses is partly offset by the one-off electricity affordability grant in 2016-17, the Australian Government’s advance payment of financial assistance grants to local governments in 2016-17 for 2017-18 and whole-of-Government reprioritisation expense measures (refer to Budget Measures – Budget Paper 4).

5.3	Expenses by operating statement category

As outlined in Chart 5.1, the largest expense categories in the General Government Sector in 2017-18 are employee and superannuation expenses (46.2%), followed by other operating expenses (30.6%) that reflect non-labour costs of service.

Chart 5.1	Expenses by operating statement category, 2017-18[1]

Note:

1.	Percentages may not add to 100% due to rounding.

Budget Strategy and Outlook 2017-18

Chart 5.2 compares the 2016-17 estimated actual expenses for each operating statement category with the 2017-18 Budget. Growth in the two largest categories, employee expenses and other operating expenses, is contributing most to growth in 2017-18.

Chart 5.2	Expenses by operating statement category

5.3.1	Employee expenses

Employee expenses include salaries and wages, annual leave and long service leave.

In 2017-18, employee expenses are expected to be $22.420 billion, $1.217 billion or 5.7% higher than the 2016-17 estimated actual. This reflects both growth in full-time equivalents (FTEs) and the Government’s 2.5% wages policy. Much of the increase in employee expenses in 2017-18 is in the key frontline service areas of health and education.

Budget Strategy and Outlook 2017-18

Full-time equivalents

Chart 5.3 shows actual FTEs from 2005-06 to 2015-16 and estimated FTEs from 2016-17 to 2020-21.

Chart 5.3	Departmental FTEs

During the 2015 election, the Government made commitments to revitalise frontline service delivery. This resulted in FTEs increasing 8,764 (or 4.3%) between 2014-15 and 2015-16, and an estimated further 6,350 (or 3.0%) in 2016-17. Of the increase across the two years, almost 90% was in the key frontline service delivery areas of health, education and police. As at March 2017, 91.2% of public servants were engaged in frontline and frontline support roles.

FTE growth is moderating. FTEs are estimated to increase by around 6,000 (or 2.8%) in 2017-18, with around 82% of the increase being attributable to growth in health and education. These additional FTEs will continue to reduce the number of patients waiting longer than the recommended time, relieve pressure on class sizes and continue to improve student outcomes.

Given the tight fiscal environment and the fact that employee expenses represent the State’s largest expense category, the Government introduced a new fiscal principle in the 2016-17 Budget to maintain a sustainable public service where overall growth in FTEs, on average over the forward estimates, does not exceed population growth.

The overall average annual growth rate over 2016-17 to 2020-21, based on current estimates, is 1.7%. This compares to an estimated Queensland population growth of 1.5% annually. To monitor progress towards achieving this, the Queensland Public Service Commission collects agency workforce data on a quarterly basis for analysis and reporting purposes.

Budget Strategy and Outlook 2017-18

Box 5.1	Improving the quality of reporting

The State Government is continuing to take strong steps to achieve the fiscal principle to maintain a sustainable public service by ensuring that overall growth in full-time equivalents (FTE) employees, on average over the forward estimates, does not exceed population growth.

The primary data collection tool to monitor performance against the principle is the Minimum Obligatory Human Resource Information (MOHRI) data collection process, which not only captures the number of FTEs, but also qualitative information about the FTEs, including regional data.
As noted in last year’s Budget Strategy and Outlook (Budget Paper 2), the MOHRI data and Budget FTE data are not directly comparable due to differences in methodology.

While the quality of the MOHRI data is improving, Queensland Treasury will work with the PSC to improve data collection and quality, including seasonable variability and indirect employment (including the use of labour hire, contractors and consultants).

Queensland Treasury will also enhance its reporting to the Government on the implications of the data for the fiscal principle, fiscal sustainability and frontline service delivery, including employment levels in regional Queensland.

While FTE growth is moderating compared to past results, it remains above population growth, and the Government will continue to provide a significant focus on FTEs over the coming year.

In particular, the whole-of-sector approach to prioritising efforts and moving staff to meet these changing priorities will continue. This approach not only allows the Government to manage the growth in FTEs, but it also provides valuable opportunities and experience for public servants.

A number of strategies have already been introduced to enhance and promote mobility opportunities across the public sector. These include:

•	the implementation of a talent mobility pilot program to focus primarily on employees impacted by the National Disability Insurance Scheme (NDIS) in the Department of Communities, Child Safety and Disability Services, and entry-level administrative roles

•	providing opportunities for existing staff across the public service to be involved in the planning for the Commonwealth Games 2018

•	implementing initiatives to provide potential leaders with opportunities to support their leadership development.

The Government is also committed to ensuring that public service staff are located where they are needed in the community. Around 30% of FTEs are located outside of South East Queensland, consistent with population share. Regional Action Plans show increases in key service delivery occupations across the regions.

The devolved frontline service delivery models used in some agencies continue to present challenges to FTE estimation and monitoring, in particular where funding is provided in such a way that agencies determine how to most efficiently deliver services. Consistent with last year, the 2017-18 Budget FTE estimates build in an allowance for this.

Budget Strategy and Outlook 2017-18

Table 5.2 shows the funded FTE positions by department and is consistent with agency Service Delivery Statements.

Table 5.2	Funded controlled FTE positions by Department[1]

	2016-17 Budget	2016-17 Est. Act	2017-18 Budget
Aboriginal and Torres Strait Islander Partnerships[2]	351	315	315
Agriculture and Fisheries	2,057	2,057	2,089
Communities, Child Safety and Disability Services[3]	5,948	6,031	5,944
Education and Training (total-disaggregation below)[4]	72,872	72,710	73,964
Electoral Commission of Queensland	55	55	56
Energy and Water Supply	224	227	228
Environment and Heritage Protection[5]	1,109	1,211	1,299
Housing and Public Works	2,962	2,999	3,017
Infrastructure, Local Government and Planning	516	547	560
Justice and Attorney-General[6,7]	8,650	8,892	9,603
National Parks, Sport and Racing[8]	1,369	1,424	1,444
Natural Resources and Mines	2,440	2,441	2,441
Office of the Inspector-General Emergency Management	21	21	22
Premier and Cabinet	679	661	682
Public Safety Business Agency[6]	1,117	1,144	1,144
Public Service Commission	73	73	73
Queensland Audit Office	184	184	197
Queensland Fire and Emergency Services[6]	3,256	3,253	3,280
Queensland Health (total-disaggregation below)[9,14]	82,614	83,740	87,396
Queensland Police Service[6]	15,301	15,299	15,463
Queensland Treasury	1,813	1,803	1,819
Science, Information Technology and Innovation[10]	2,697	2,768	2,766
State Development[11]	599	619	624
The Public Trustee of Queensland	597	602	609
Tourism, Major Events, Small Business and the Commonwealth Games[12]	167	142	124
Transport and Main Roads[13]	7,416	7,418	7,480
Total	215,087	216,636	222,639
Education and Training Disaggregation
Education and Training	68,856	68,695	69,975
TAFE Queensland	4,016	4,015	3,989
Total Education and Training	72,872	72,710	73,964

Budget Strategy and Outlook 2017-18

	2016-17 Budget	2016-17 Est. Act	2017-18 Budget
Queensland Health Disaggregation
Health	7,308	7,238	7,415
Queensland Ambulance Services	4,261	4,261	4,346
Cairns and Hinterland Hospital and Health Service	4,554	4,780	4,923
Central Queensland Hospital and Health Service	2,688	2,890	2,890
Central West Hospital and Health Service	349	362	373
Children’s Health Queensland Hospital and Health Service	3,486	3,592	3,608
Darling Downs Hospital and Health Service	4,011	4,190	4,315
Gold Coast Hospital and Health Service	7,069	7,261	7,482
Mackay Hospital and Health Service	2,000	2,142	2,160
Metro North Hospital and Health Service	14,300	15,250	15,750
Metro South Hospital and Health Service	12,021	12,655	12,604
North West Hospital and Health Service	669	693	702
South West Hospital and Health Service	722	777	777
Sunshine Coast Hospital and Health Service	5,700	5,550	6,540
Torres and Cape Hospital and Health Service	899	903	926
Townsville Hospital and Health Service	5,073	5,133	5,180
West Moreton Hospital and Health Service	3,037	3,090	3,243
Wide Bay Hospital and Health Service	2,783	2,973	3,049
Funded unallocated FTEs[14]	1,684	—	1,113
Total Queensland Health	82,614	83,740	87,396

Notes:

1.	The budgeted and estimated FTEs in this table are the funded FTEs in each agency as at 30 June of each relevant year. This data is often compared to the Public Service Commission’s (PSC) Queensland public sector quarterly workforce profile reporting. The PSC’s reports include Minimum Obligatory Human Resource Information (MOHRI) for people (on both an FTE and headcount basis) at a point in time. Explanation of variations in departmental FTEs can be found in the Service Delivery Statements. Departmental totals may include multiple tables from Service Delivery Statements, due to separate FTE tables being provided for Commercialised Business Units.
2.	The decrease in the 2016-17 estimated actual compared to the 2016-17 Budget is due to the transfer of the department’s Retail Stores operations to Community Enterprise Queensland effective 1 May 2017, offset by additional regional resources provided for an enhanced Youth Employment Program as part of the Job and Regional Growth Package.
3.	The decrease relates to Disability Services and reflects the transition of Queensland clients to the National Disability Insurance Scheme.
4.	The increase in the 2017-18 Budget compared to the 2016-17 estimated actual relates to additional school based staff associated with forecast enrolment growth and election commitments.
5.	The increase in the 2016-17 estimated actual compared to the 2016-17 Budget reflects changes to planned activity under existing CBRC approved programs, including temporary externally funded programs. The further increase in the 2017-18 Budget reflects additional programmed FTEs to deliver projects including Yellow Crazy Ant Management, Future of Queensland’s Environmental Regulator and compliance and rehabilitation action associated with Linc Energy Limited and regional offsite soil and gas contamination management.

Budget Strategy and Outlook 2017-18

6.	2016-17 Budget figures have been adjusted to reflect machinery-of-government changes.
7.	The increase in the 2016-17 estimated actual compared to the 2016-17 Budget is mainly due to the Community Youth Response – Townsville initiative and accommodating growing offender numbers. The further increase in the 2017-18 Budget primarily relates to 2017-18 Budget initiatives for Specialist Domestic and Family Violence Courts, Re-establishment of the Drug Court, the Transition of 17 year olds to the youth justice system and to implement the recommendations of the Independent Review of Youth Detention in Queensland, the Government’s response to Queensland Parole System Review recommendations and to accommodate growth in offender numbers.
8.	The increase in the 2016-17 estimated actual compared to the 2016-17 Budget is due to a number of factors including externally funded programs and infrastructure programs requiring additional FTEs to meet outcomes. The further increase in the 2017-18 Budget is mainly due to the new funding received for the Revitalising National Parks program.
9.	The increase in the 2016-17 estimated actual compared to the 2016-17 Budget is predominantly driven by additional Commonwealth growth funding which has been earned by the HHSs delivering activity over and above their published budget levels. The further increase in the 2017-18 Budget reflects the commissioning of new services and additional activity purchased from the HHSs, the on-boarding of new staff as part of the progressive ramp up of services at the new Sunshine Coast University Hospital, the recruitment of 75 frontline Ambulance Officers to meet increasing demand and growth in services provided to HHSs to meet increased service demand.
10.	The increase in the 2016-17 estimated actual compared to the 2016-17 Budget mainly relates to the One- Stop Shop program and the cross-agency Human Resources Information System program.
11.	The increase in 2016-17 estimated actual and further increase in the 2017-18 Budget is due to the employment of temporary staff engaged to deliver priority projects. Priority projects include the creation of Priority Industry Sectors teams – Roadmaps and Action Plans to diversify the Queensland economy; accelerating the Building our Regions grant program; and delivering the Back to Work Regional Employment Package. Other key priority projects include implementing the government’s contractual obligations to deliver the $3 billion Queens Wharf Project; progressing Priority Ports Master Planning; managing the construction of the North Queensland Stadium; and implementing a strategic blueprint for Queensland’s North West Minerals Province, which is a whole-of-government initiative.
12.	The decrease in the 2016-17 estimated actual compared to the 2016-17 Budget follows implementation of the whole of government resource sharing model. Under this model FTEs remain on their home department’s payroll. FTEs within Tourism have remained constant.
13.	The increase in the 2017-18 Budget compared to the 2016-17 estimated actual relates to additional temporary FTEs required for the Gold Coast 2018 Commonwealth Games and additional permanent FTEs required for Personalised Transport enforcement activities.
14.	The 2016-17 Budget has been restated to include the funded unallocated FTEs published in the 2016-17 Budget Strategy and Outlook (Budget Paper 2). In 2017-18, there are additional funded FTE positions which have not yet been allocated to particular HHSs.

Budget Strategy and Outlook 2017-18

5.3.2	Superannuation expenses

The superannuation interest cost represents the imputed interest on the Government’s accruing defined benefit superannuation liabilities.

In determining the State’s defined benefit superannuation liabilities, AASB 119 Employee Benefits requires the discounting of future benefit obligations using yield rates on Government bonds net of investment tax. Interest costs are calculated on a net liability approach by applying the discount rate to both the gross liability and superannuation plan assets.

Superannuation interest costs are dependent on the applicable discount rates and increase marginally over the forward estimates as these rates increase. The defined benefit scheme, which is closed to new members and subject to interest rate fluctuations, will decline over time as members leave.

Other superannuation expenses represent employer superannuation contributions to accumulation superannuation and the current service cost of the State’s defined benefit obligation (or the increase in the present value of the defined benefit obligation resulting from employee service in the current period).

5.3.3	Other operating expenses

Other operating expenses comprise the non-labour costs of providing goods and services, including services to government and non-government organisations, repairs and maintenance, consultancies, contractors, electricity, communications and marketing.

In 2017-18, other operating expenses are expected to be $17.037 billion, an increase of $1.105 billion or 6.9% over the 2016-17 estimated actual. Significant movements from the 2016-17 estimated actual outcome are due to:

•	final preparations and delivery of the Gold Coast 2018 Commonwealth Games including costs such as Games and venue operations, transportation, security, marketing and communications

•	anticipated student enrolment growth, and the impact of increases in Australian Government funding for the proposed Quality Schools program

•	increase in transport funding including higher Transport Service Contract payments to Queensland Rail

•	justice reforms including reforms to the Queensland parole and probation system, transitioning 17 year olds from the adult justice system to the youth justice system and re-establishment of the Drug Court.

Other operating expenses decline in 2018-19 following hosting of the 2018 Commonwealth Games and the progressive re-classification of disability services funding to grant expenses with the transition to the National Disability Insurance Scheme.

Budget Strategy and Outlook 2017-18

5.3.4	Depreciation and amortisation

Depreciation and amortisation expense is an estimate of the progressive consumption of the State’s assets through normal usage, wear and tear and obsolescence. Growth in this expense category primarily reflects asset revaluations and the size of the State’s capital program.

5.3.5	Other interest expenses

Other interest expenses include interest paid on borrowings to acquire capital assets and infrastructure such as roads and government buildings.

Since implementing the Government’s Debt Action Plan other interest expenses are estimated to decline $518 million in 2016-17 to $1.702 billion compared to $2.22 billion in 2015-16.

In 2017-18, the General Government Sector has total debt servicing costs forecast at $1.706 billion. Interest costs are expected to remain relatively stable over the forward estimates.

5.3.6	Grants expenses

Current grants include grants and subsidies to the community (such as schools, hospitals, benevolent institutions and local governments) and personal benefit payments. Community service obligations (CSOs) are provided where Public Non-financial Corporations (PNFCs) are required to provide non-commercial services or services at non-commercial prices for the benefit of the community (for further details refer to Chapter 8).

Capital transfers represent grants to the PNFC Sector, local governments, not-for-profit institutions and other non-government entities, such as businesses and households (including the Queensland First Home Owners’ Grant) for capital purposes.

Budget Strategy and Outlook 2017-18

Table 5.3 provides a breakdown of grants by category and recipient type.

Table 5.3	Grant expenses[1]

	2015-16 Actual $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million
Current
Grants to local government	415	899	462
Grants to private and not-for-profit organisations
State funding for non-state schools	634	660	688
Australian Government funding for non-state schools	2,240	2,394	2,507
Other	1,307	1,285	1,461
Grants to other sectors of government
Community service obligations to PNFCs	554	622	499
Other payments to PNFCs	23	799	27
Other	24	154	618
Other	219	389	279
Total current transfers	5,416	7,202	6,541
Capital
Grants to local government	676	906	1,126
State funding for non-state schools	123	93	93
Grants to private and not-for-profit organisations	200	163	197
Payments to PNFCs	30	29	10
Queensland First Home Owners’ Grants	95	149	147
Other	19	1	—
Total capital transfers	1,143	1,341	1,573
Total current and capital transfers	6,559	8,543	8,114

Note:

1.	Numbers may not add due to rounding.

In 2016-17, current grant expenses are estimated to be $7.202 billion, $1.786 billion higher than 2015-16. This increase is mainly due to:

•	A $771 million electricity affordability package to reduce the cost-of-living pressures for Queenslanders. The Queensland Competition Authority has recommended that retail electricity prices for the average residential customer in regional Queensland increase by 7.1% in 2017-18. The Government will provide price relief to electricity consumers by meeting the costs of the Solar Bonus Scheme for three years, which will more than halve the price increase.

•	The Australian Government’s advance payment in 2016-17 of $233 million in financial assistance grants to local governments for 2017-18. (In 2014-15, the Australian Government similarly made an advance payment of $225 million to the State thereby reducing grants in 2015-16, further amplifying the increase in 2016-17.)

•	Assistance provided under the Back to Work program for employment in regional areas.

Budget Strategy and Outlook 2017-18

•	A higher level of Australian Government grant assistance to non-state schools to reflect student enrolment growth.

•	An increase in CSO payments to Energy Queensland under the Uniform Tariff Policy.

•	Grants to other sectors of government mainly represent the transition to the National Disability Insurance Scheme reflecting payments by the State to the Australian Government’s National Disability Insurance Agency.

Capital grants are estimated to increase $198 million in 2016-17. The increase is mainly due to capital grants to local governments through the Government’s Works for Queensland initiative announced in the 2016-17 MYFER.

In 2017-18, grant expenses are estimated to be $8.114 billion. Adjusting for the impact of the electricity affordability package and advance payments of financial assistance grants on 2016-17, the underlying increase in grant expenses is forecast to be $808 million in 2017-18.

The underlying growth in grant expenses in 2017-18 is in large part due to the Government’s agenda of creating more jobs and promoting economic growth in the regions with funding provided for the following initiatives:

•	Works for Queensland providing funding across 65 regional councils to support jobs and deliver vital infrastructure in regional Queensland with a further $200 million allocated across 2017-18 and 2018-19 bringing the total funding package to $400 million.

•	Back to Work Regional Employment Package providing assistance to raise employment in regional areas. In 2017-18, a further $50 million has been allocated to this program along with $27.5 million funding for Back to Work South East Queensland.

•	Jobs and Regional Growth package targeting growing regional economies and improving employment outcomes for young Queenslanders.

Grants to other sectors of government mainly represent the transition to the National Disability Insurance Scheme (NDIS) reflecting payments by the State to the National Disability Insurance Agency (NDIA). Disability services expenditure is progressively re-classified from other operating expenses to grant expenses to the NDIA as Queensland transitions to the NDIS.

Extension to the temporary increase in the Queensland First Home Owners’ Grant

The Queensland First Home Owners’ Grant is available for first home buyers who are buying or building a new house, unit or townhouse valued at less than $750,000.

To assist first home buyers entering the housing market, the Queensland First Home Owners’ Grant temporary increase, from $15,000 to $20,000 for contracts on newly constructed homes will be extended to eligible transactions entered into between 1 July 2017 and 31 December 2017.

Budget Strategy and Outlook 2017-18

5.4	Operating expenses by purpose

Chart 5.4 indicates the proportion of expenditure by major purpose classification for the 2017-18 Budget. Health accounts for the largest share of expenses (29.5%) followed by Education (24.2%).

Chart 5.4	General Government Sector expenses by purpose, 2017-181

Note:

1.	Percentages may not add to 100% due to rounding.

5.5	Departmental expenses

Data presented in Tables 5.4 and 5.5 provide a summary drawn from financial statements contained in the Service Delivery Statements (SDS). Further information on the composition of expenses, outputs delivered and factors influencing the movement in expenses can also be obtained from a department’s SDS.

Budget Strategy and Outlook 2017-18

Table 5.4	Departmental controlled expense[1,2]

	2016-17 Est. Act. $ 000	2017-18 Budget $ 000
Aboriginal and Torres Strait Islander Partnerships	122,599	92,212
Agriculture and Fisheries	455,917	424,742
Communities, Child Safety and Disability Services	2,818,312	2,750,882
Education and Training	9,307,686	9,993,714
Electoral Commission of Queensland	28,722	55,277
Energy and Water Supply	69,468	89,293
Environment and Heritage Protection	236,658	283,039
Health Consolidated[3]	16,086,236	16,553,729
Housing and Public Works	1,953,958	2,006,623
Inspector General Emergency Management	4,582	4,968
Infrastructure, Local Government and Planning	444,400	548,287
Justice and Attorney-General	1,513,941	1,686,778
Legislative Assembly	90,773	91,303
National Parks, Sport and Racing	340,496	417,742
Natural Resources and Mines	445,537	445,905
Office of the Governor	6,805	6,968
Office of the Ombudsman	8,527	8,925
Premier and Cabinet	231,439	271,201
Public Safety Business Agency	463,344	458,996
Public Service Commission	14,460	16,200
Queensland Audit Office	42,732	44,005
Queensland Fire and Emergency Services	634,866	663,802
Queensland Police Service	2,238,209	2,370,191
Queensland Treasury	373,764	391,475
Science, Information Technology and Innovation	379,511	419,618
State Development	359,534	428,946
The Public Trustee of Queensland	84,785	88,061
Tourism, Major Events, Small Business and the Commonwealth Games	174,297	348,486
Transport and Main Roads	5,660,180	5,809,765
Total expenses	44,591,738	46,771,133

Notes:

1.	Total expenses by department do not equate to total General Government expenses in Uniform Presentation Framework (UPF) terms reported elsewhere in the Budget Papers as General Government expenses include a wider range of entities including State Government statutory authorities. In addition transactions eliminated between entities within the General Government Sector are excluded in the preparation of whole-of-Government UPF financial statements.
2.	Explanation of variations in departmental controlled expenses can be found in the Service Delivery Statements.
3.	This represents Health Consolidated in the Service Delivery Statement, which consolidates Queensland Health controlled, the Hospital and Health Services, and Queensland Ambulance Service.

Budget Strategy and Outlook 2017-18

Table 5.5	Departmental administered expense[1,2]

	2016-17 Est. Act. $ 000	2017-18 Budget $ 000
Aboriginal and Torres Strait Islander Partnerships	14,116	12,266
Agriculture and Fisheries	13,978	14,047
Communities, Child Safety and Disability Services	453,542	900,851
Education and Training	3,242,767	3,383,861
Energy and Water Supply	1,412,622	516,880
Health Consolidated	42,512	34,153
Housing and Public Works	3,508	3,510
Infrastructure, Local Government and Planning	1,145,249	852,389
Justice and Attorney-General	368,670	380,910
National Parks, Sport and Racing	64,290	31,819
Natural Resources and Mines	51,705	51,705
Premier and Cabinet	153,286	160,740
Queensland Treasury	6,140,259	6,249,785
Science, Information Technology and Innovation	72,538	82,605
State Development	2,500	2,500
The Public Trustee of Queensland	1,134	1,134
Tourism, Major Events, Small Business and the Commonwealth Games	267,014	623,869
Total expenses	13,449,690	13,303,024

Notes:

1.	Total expenses by department does not equate to total General Government expenses in Uniform Presentation Framework (UPF) terms reported elsewhere in the Budget Papers as General Government expenses include a wider range of entities including State Government statutory authorities. In addition transactions eliminated between entities within the General Government Sector are excluded in the preparation of whole-of-Government UPF financial statements.
2.	Explanation of variations in departmental administered expenses can be found in the Service Delivery Statements.

Budget Strategy and Outlook 2017-18

Table 5.6 reconciles the departmental expenses set out above with General Government Sector total expenses.

Table 5.6	Reconciliation of departmental to UPF expenses[1]

	2016-17 Est. Act. $ million	2017-18 Budget $ million
Departmental expenses per Service Delivery Statements
- Controlled	44,592	46,771
- Administered	13,450	13,303

Non-UPF departmental expenses and whole-of-Government schemes[2]	(4,164)	(4,142)

Other General Government entities (e.g. CBUs, SSPs, Statutory Bodies)	4,591	5,294

	58,469	61,226

Superannuation Interest cost	514	600

Eliminations and Other whole-of-Government adjustments
Elimination of payments to CBUs and SSPs	(2,803)	(2,707)
Other eliminations and adjustments	(2,570)	(3,396)

Total General Government UPF expenses	53,610	55,723

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.
2.	Certain expenses such as asset valuation changes are included in agency reporting, but are excluded from the UPF. In addition, this item removes the effect of cash payments for whole-of-government schemes such as the State’s share of superannuation beneficiary payments reported in Queensland Treasury Administered’s expenses. Costs associated with these schemes are accrued annually.

Budget Strategy and Outlook 2017-18

6	Balance sheet and cash flows

Features

•	Between 2016-17 and 2019-20, the Government’s continued focus on balance sheet management through the Debt Action Plan and other budget strategies will see over $30 billion invested in the capital program for the General Government Sector, while maintaining debt levels consistent with those expected in the 2016-17 Mid Year Fiscal and Economic Review (MYFER).

•	General Government Sector debt is expected to fall by over $1.7 billion from $35.486 billion in 2015-16 to $33.758 billion in 2017-18. This is $3.6 billion lower than the projection for 2017-18 at the time of the 2016-17 MYFER and $4.2 billion lower than in the 2016-17 Budget.

•	The reduction in General Government debt in 2016-17 has provided the Government with the capacity to fund important new capital infrastructure over the forward estimates. Indeed, up until 2019-20 General Government debt is lower each year than predicted in the 2016-17 Budget.

•	With this budget consolidating the work undertaken to date by the current Government to refocus the balance sheet to reduce debt while optimising infrastructure investment, Non-financial Public Sector (NFPS) debt is projected to be $10.1 billion lower in 2017-18 than the original 2014-15 Budget projections under the previous Government. General Government debt is projected to be $14.7 billion lower in 2017-18 using the same basis of comparison.

•	The State’s net worth, the amount by which its assets exceed its liabilities, is forecast to be over $207 billion by 2019-20, over $3 billion higher than at the time of the 2016-17 MYFER and over $29 billion higher than the 2016-17 Budget. The increase since the 2016-17 Budget predominantly reflects a net upward revaluation for road infrastructure assets.

•	At the time of the 2016-17 MYFER, net cash inflows from operating activities for 2016-17 were expected to cover 88% of net investments in Non-financial Assets (NFAs) for the General Government Sector. The estimated actual coverage is now expected to be 126%.

•	Non-financial Public Sector capital expenditure totals $41.086 billion for the period 2017-18 to 2020-21, which comprises $36.979 billion of PNFA, and $4.107 billion of capital grant expenses. In addition to these, acquisitions of non-financial assets under finance leases of $1.663 billion, brings the total capital program for the 2017-18 Budget to $42.75 billion.

Budget Strategy and Outlook 2017-18

6.1	Context

The balance sheet shows the projected assets, liabilities and net worth of the General Government Sector as at 30 June each financial year. It is important for the Government to maintain a strong balance sheet to provide it with the stability, flexibility and capacity to deal with emerging financial and economic pressures, and to provide a strong foundation for future economic growth.

Following consideration of the 2015 Review of State Finances, the Government introduced revised fiscal principles in the 2015-16 Budget and the Government has retained these principles in framing subsequent budgets. The principles include the targeting of an ongoing reduction in Queensland’s debt burden, as measured by the General Government Sector debt to revenue ratio, and targeting net operating surpluses that ensure new capital investment is primarily funded through recurrent revenues, rather than borrowing. With this budget consolidating the work already undertaken through the implementation of the Debt Action Plan and other budget strategies, debt levels in most years are well below 2016-17 Budget and 2016-17 MYFER projections while the State continues to invest in valuable infrastructure projects and rebuilds after Severe Tropical Cyclone Debbie.

6.2	Balance sheet

Table 6.1 provides a summary of the key balance sheet aggregates for the General Government Sector.

Table 6.1	General Government Sector: summary of budgeted balance sheet[1]

	2016-17 Budget $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Financial assets	60,462	61,260	60,814	59,483	58,620	58,570
Non-financial assets	185,686	209,645	212,407	217,499	221,975	225,783
Total assets	246,148	270,906	273,222	276,981	280,596	284,352
Borrowings	37,775	33,937	33,758	36,393	38,760	41,244
Advances and deposits	809	1,331	1,544	1,260	916	873
Superannuation liability	25,891	24,998	23,355	21,736	20,334	18,909
Other provisions and liabilities	11,946	12,574	12,642	13,000	13,291	13,652
Total liabilities	76,421	72,840	71,299	72,389	73,301	74,678
Net worth	169,726	198,066	201,922	204,592	207,294	209,675
Net financial worth	(15,960)	(11,579)	(10,485)	(12,907)	(14,681)	(16,108)
Net financial liabilities	37,279	32,895	33,273	36,043	37,849	39,199
Net debt	3,525	297	1,622	5,748	8,960	11,318

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative numbers.

Budget Strategy and Outlook 2017-18

6.2.1	Financial assets

The General Government Sector holds the equity of the State’s public enterprises, principally its shareholding in government-owned corporations (GOCs) but also Public Financial Corporations like Queensland Treasury Corporation (QTC), in much the same manner as the parent or holding company in a group of companies. The estimated investment in public enterprises is included in the General Government Sector’s financial assets.

Financial assets of $61.260 billion are estimated for 2016-17, $798 million higher than originally budgeted for 2016-17. Receivables are $911 million higher than budgeted, which includes dividends from other sectors.

Between 2016-17 and 2019-20, financial assets are projected to decrease by $2.64 billion as investments are repatriated from the actuarially assessed defined benefit superannuation fund and Queensland Government Insurance Fund (QGIF) surpluses. These repatriations will be used to fund the State Infrastructure Fund and additional priority capital projects as well as reducing debt.

Chart 6.1 shows forecast General Government Sector financial assets by category at 30 June 2018. Investments held to meet future liabilities, including superannuation and insurance, comprise the major part of the State’s financial assets.

Chart 6.1	Forecast General Government Sector financial assets by category, at 30 June 2018[1]

Note:

1.	Percentages may not add to 100% due to rounding.

Budget Strategy and Outlook 2017-18

6.2.2	Non-financial assets

General Government Sector non-financial assets are estimated to total $209.645 billion at 30 June 2017, $23.959 billion higher than forecast at the 2016-17 Budget and $1.337 billion lower than in the 2016-17 MYFER.

The increase since the 2016-17 Budget reflects the flow through of a net upward revaluation at 30 June 2016 primarily for road infrastructure assets. These revaluations were incorporated into the 2016-17 MYFER.

Non-financial assets in 2017-18 are expected to grow by $2.762 billion over the 2016-17 estimated actuals, to be $212.407 billion at 30 June 2018. These assets consist primarily of land and other fixed assets of $205.439 billion, the majority of which are roads, schools, hospitals and other infrastructure used to provide services to Queenslanders. Other non-financial assets of $6.969 billion held by the State include prepayments and deferred income tax assets relating to GOCs.

Queensland has historically had a higher level of General Government Sector capital spending than other jurisdictions. Reflecting the pipeline of decisions made during a period of fiscal consolidation, and increased spending in other jurisdictions, per capita PNFA in Queensland are expected to be lower than the average of other states between 2015-16 and 2017-18. From 2018-19, the Government’s enhanced infrastructure investment decisions are expected to drive Queensland back up over the average of other jurisdictions.

Chart 6.2	General Government Sector per capita purchases of non-financial assets

Source: ABS 5512.0 and Queensland Treasury calculations based on 2017-18 Budget for all states except NSW, SA where mid-year updates are used, and WA where the Pre-election Financial Projections Statement is used.

Budget Strategy and Outlook 2017-18

General Government Sector capital expenditure for 2017-18 is forecast to be $6.696 billion, which comprises $5.123 billion of PNFA, and $1.573 billion of capital grant expenses. In addition to these, acquisitions of non-financial assets under finance leases are forecast to be $618 million, bringing the total General Government Sector capital program in 2017-18 to $7.314 billion.

Over the four years to 2020-21, General Government Sector capital expenditure is forecast to be $29.218 billion, which comprises $25.071 billion of PNFA, and $4.147 billion of capital grant expenses. Acquisitions of non-financial assets under finance leases are forecast to be $1.663 billion, bringing the total General Government Sector capital program over the period to $30.881 billion.

Following consideration of the Review of State Finances, the Government established five fiscal principles, one of which aims to better manage the capital program to ensure a consistent flow of works to support jobs and the economy, and another that targets net operating surpluses that ensure General Government Sector PNFA are funded primarily through recurrent revenues rather than borrowing.

General Government Sector PNFA are forecast to increase from $4.416 billion in the 2016-17 estimated actual to $7.015 billion in 2019-20. This increase reflects the Government’s commitment to fiscally responsible infrastructure investment to deliver productivity enhancing infrastructure, without significantly increasing debt.

The strong surplus in 2016-17, which has resulted in lower levels of debt, in combination with other balance sheet measures, provides capacity to fund further priority capital projects over the forward estimates without significantly increasing projected debt levels. Balance sheet measures in this budget include repatriation of $500 million in surpluses from the QGIF and the return from QTC of $500 million of its past surpluses.

In terms of ensuring new capital purchases in the General Government Sector are primarily funded through operating revenues, forecast net operating cash flows from 2016-17 to 2020-21 of $17.389 billion are funding net investments in NFAs of $27.714 billion. Net cash inflows from operating activities equate to 59.4% of the funding required for the 2017-18 General Government Sector net investments in NFAs and averages 67.2% across the period 2016-17 to 2020-21.

The State has also entered into a number of finance leases, mainly in relation to Public Private Partnerships, totalling $2.378 billion over the period 2016-17 to 2018-19, including:

•	$1.030 billion for New Generation Rollingstock

•	$430 million for the Toowoomba Second Range Crossing

•	$195 million for the Gold Coast Light Rail - Stage 2

•	$460 million for the Sunshine Coast University Hospital.

Generally, at the commencement of finance leases, the non-financial assets and the borrowings of the State increase by an equal amount to reflect the acquisition of the asset from the proponent. There are no cash impacts on the commencement of the lease - the finance lease liabilities are subsequently repaid under the terms of the Public Private Partnership agreement.

Budget Strategy and Outlook 2017-18

Purchases of non-financial assets by the NFPS over the period 2017-18 to 2020-21 are forecast to be $36.979 billion, which is an average of $9.245 billion per annum. With capital grant expenses of $4.107 billion, this brings total capital expenditure to $41.086 billion. In addition to this, acquisitions of non-financial assets under finance leases of $1.663 billion bring the total capital program over the period to $42.75 billion. While its primary aim is to facilitate service delivery to Queenslanders, infrastructure investment makes an important contribution to the economy and is a cornerstone of the Queensland job market, particularly in the construction industry.

6.2.3	Liabilities

General Government Sector

Estimated General Government Sector liabilities of $72.840 billion in 2016-17 are $3.581 billion lower than the 2016-17 Budget, mainly due to lower than expected borrowings. Improved operating cash flows, predominantly due to better than expected royalty revenue, and lower than expected capital outlays estimated for 2016-17 have resulted in lower debt than expected at the time of the 2016-17 Budget.

Due to the Government’s commitment to sustainable fiscal management, General Government Sector borrowing is expected to fall $1.549 billion from $35.486 billion in 2015-16 to $33.937 billion in 2016-17.

Total liabilities in the General Government Sector in 2017-18 will reduce by a further $1.541 billion from the 2016-17 estimated actual.

General Government Sector borrowings of $33.758 billion are budgeted for 2017-18, $4.242 billion lower than the projection in the 2016-17 Budget and $3.606 billion lower than projected at the time of the 2016-17 MYFER. Borrowings are expected to increase by $7.307 billion between 2016-17 and 2020-21 in support of PNFA’s of $25.071 billion.

Liabilities relating to employee entitlements (principally superannuation and long service leave) are projected to total $28.865 billion at 30 June 2018, a 4.9% decrease on the 2016-17 estimated actual. The State’s defined benefit fund has been closed to new entrants since 2008. Given the age profile of those employees still in that fund, retirements are also increasing. Accordingly, the State’s superannuation liability is now declining over the forward estimates. In addition, an anticipated increase in bond rates across the forward estimates contributes to the expected decline.

The remainder of the liabilities consist of payables, advances and other liabilities such as unearned revenue and provisions.

The composition of the General Government Sector’s forecast liabilities at 30 June 2018 is illustrated in Chart 6.3.

The Government considers the General Government Sector debt to revenue ratio to be an important indicator, consistent with its fiscal principle of targeting ongoing reductions in Queensland’s relative debt burden (refer Chart 3.5 in Chapter 3).

Budget Strategy and Outlook 2017-18

Chart 6.3	Forecast General Government Sector liabilities by category, at 30 June 2018[1]

Note:

1.	Percentages may not add to 100% due to rounding.

Non-financial Public Sector borrowings

Non-financial Public Sector borrowings of $73.102 billion are expected for 2016-17, $2.168 billion lower than expected at the 2016-17 Budget, $647 million lower than 2016-17 MYFER and $8.132 billion lower than forecast in the 2014-15 Budget.

Due to the Debt Action Plan measures being implemented by the Government which refocuses the balance sheet to lower debt, NFPS debt at 30 June 2018 is projected to be over $10 billion lower than the original 2014-15 Budget projections.

Non-financial Public Sector borrowings of $77.72 billion are now expected for 2019-20, $202 million higher than expected at the 2016-17 MYFER but $1.149 billion less than the comparable 2016-17 Budget estimate. This largely reflects the Government’s commitment to fiscally responsible infrastructure investment, without increasing debt.

Budget Strategy and Outlook 2017-18

6.2.4	Net financial worth

The net financial worth measure is an indicator of financial strength. Net financial worth is defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.

The net financial worth measure is broader than the alternative measure – net debt – which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side.

The net financial worth of the General Government Sector for 2016-17 is estimated at negative $11.579 billion, an improvement of $4.381 billion on the 2016-17 Budget mainly due to the impact of the decrease in Borrowing.

6.2.5	Net financial liabilities

Net financial liabilities are total liabilities less financial assets, other than equity investments in other public sector entities. This measure is broader than net debt as it includes other significant liabilities, rather than just borrowings (for example, accrued employee liabilities such as superannuation and long service leave entitlements).

The net financial liabilities of the General Government Sector for 2016-17 are estimated to be $32.895 billion, an improvement of $4.384 billion on 2016-17 Budget.

Net financial liabilities remain relatively stable in 2017-18, then increase from 2018-19 mainly as investments are repatriated from the actuarially assessed defined benefit superannuation fund and Queensland Government Insurance Fund surplus to fund priority infrastructure projects and disaster recovery.

Budget Strategy and Outlook 2017-18

6.2.6	Net worth

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Changes in the State’s net worth occur for a number of reasons including:

•	operating surpluses (deficits) that increase (decrease) the Government’s equity

•	revaluation of assets and liabilities as required by accounting standards. For example, the Government’s accruing liabilities for employee superannuation and long service leave are determined by actuarial assessments

•	movements in the net worth of the State’s investments in the Public Non-financial Corporations and Public Financial Corporations sectors

•	gains or losses on disposal of assets. Where the selling price of an asset is greater (less) than its value in an agency’s accounts, the resultant profit (loss) affects net worth.

The net worth of the General Government Sector in 2016-17 is estimated to be $198.066 billion. This is $28.340 billion higher than forecast in the 2016-17 Budget primarily due to upward revaluations of road infrastructure assets at 30 June 2016.

From 2016-17, net worth is projected to steadily increase mainly as a result of the growth in purchases of non-financial assets.

6.2.7	Net debt

Net debt is the sum of advances received and borrowings less cash and deposits, advances paid and investments, loans and placements.

Net debt for the General Government Sector in 2016-17 is estimated to be $297 million, $3.228 billion less than the 2016-17 Budget mainly as a result of improved royalty receipts and the change in timing of PNFA flowing through to lower borrowings. Net debt is forecast to increase across the forward estimates to fund priority infrastructure projects.

In the NFPS, net debt is estimated at $36.269 billion in 2016-17, $3.634 billion less than the 2016-17 Budget. Net debt is expected to increase to $37.890 billion in 2017-18 and then grow through to 2020-21 with infrastructure provision partly funded by borrowings and investment drawdowns.

Budget Strategy and Outlook 2017-18

6.3	Cash flows

The cash flow statement provides information on the Government’s estimated cash flows from its operating, financing and investing activities.

The cash flow statement records estimated cash payments and cash receipts and hence differs from accrued revenue and expenditure recorded in the operating statement. In particular, the operating statement records certain revenues and expenses that do not have an associated cash flow (for example, depreciation expense). The timing of recognition of accrued revenues or expenses in the operating statement may differ from the actual cash disbursement or receipt (for example, tax equivalents). A reconciliation between the cash flows from operations and the operating statement is provided in Table 6.2.

The cash flow statement also records cash flows associated with investing and financing activities that are otherwise reflected in the balance sheet. For example, purchases of capital equipment are recorded in the cash flow statement and impact on the balance sheet through an increase in the stock of physical assets.

The cash flow statement provides the cash surplus (deficit) measure which is comprised of the net cash flows from operating activities plus the net cash flows from investments in non-financial assets (or physical capital).

The Australian Bureau of Statistics Government Finance Statistics (GFS) surplus (deficit) is derived by including the initial increase in liability at the commencement of finance leases in the cash surplus (deficit). This measure is also used to derive the Loan Council Allocation nomination, provided in Chapter 9.

The estimated General Government Sector cash surplus of $1.038 billion in 2016-17 is $2.588 billion higher than that forecast at the time of the 2016-17 Budget. This is largely due to the higher than expected operating cash flows and lower than expected PNFA.

After taking into account PNFA of $5.123 billion, a cash deficit of $1.922 billion is forecast for 2017-18, in line with the 2016-17 MYFER.

Net cash flows from investments in financial assets for policy purposes include net cash flows from disposal or return of equity, and net equity injections into government-owned corporations. Cash flows from the return of equity in the energy network businesses and other businesses as a result of the enhanced Debt Action Plan are the primary driver of net inflows of $2.084 billion over the period 2016-17 to 2020-21.

Net cash flows from investments in financial assets for liquidity purposes represent net investment in financial assets to cover liabilities such as superannuation, other employee entitlements and insurance. The drawdown of long service leave assets and the repatriation of surpluses in the actuarially assessed defined benefit superannuation fund and the QGIF flow through this line in the Statement of Cash Flows.

Total General Government Sector PNFA of $5.123 billion are budgeted for 2017-18 and, over the period 2017-18 to 2020-21, PNFA are expected to total $25.071 billion in the General Government Sector.

Budget Strategy and Outlook 2017-18

6.4	Reconciliation of operating cash flows to the operating statement

Table 6.2 provides a reconciliation of the cash flows from operating activities to the operating result for the General Government Sector.

Table 6.2	General Government Sector: reconciliation of cash flows from operating activities to accrual operating activities[1]

	2016-17 Est. Act. $ million	2017-18 Budget $ million
Revenue from transactions	56,434	55,869
Plus/(less) movement in tax equivalent and dividend receivables	(781)	251
Plus GST receipts	1,703	1,814
Plus/(less) movement in other receivables	(316)	(614)
Equals cash receipts from operating activities	57,040	57,320
Expenses from transactions	53,610	55,723
(Less) non-cash items
Depreciation and amortisation expense	(3,009)	(3,093)
Accrued superannuation expense	(1,465)	(1,445)
Accrued employee entitlements	(469)	(499)
Other accrued costs	(125)	(113)
Plus superannuation benefits paid – defined benefit	1,758	1,983
Plus/(less) movement in employee entitlement provisions	243	289
Plus/(less) GST paid	1,684	1,795
Plus/(less) movement in other provisions and payables	(259)	(129)
Equals cash payments for operating activities	51,968	54,511

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

The main difference between the accrual operating statement and the cash flow relates to the timing of cash payments and receipts and their recognition in accrual terms and the inclusion of non-cash expenses and revenues. The largest differences between accrual accounting and cash flows are in relation to depreciation and superannuation. Differences due to the timing of receipt or payment of amounts are recorded as either a receivable or payable in the balance sheet.

Budget Strategy and Outlook 2017-18

7	Intergovernmental financial relations

Features

•	Queensland’s ability to raise revenue is less than required to meet its service delivery responsibilities while the Australian Government can raise more revenue than is required to meet its responsibilities. As such, Australian Government funding contributes to Queensland’s ability to meet its current and future service delivery and infrastructure responsibilities. Without the appropriate level of Australian Government funding, Queensland cannot provide the essential services and infrastructure sought by the community.

•	However, Queensland’s capacity to manage these responsibilities continues to be impacted by uncertainty of funding from the Australian Government for critical services including early childhood education and remote Indigenous housing, and conditions imposed on access to funding such as for the Skilling Australians Fund and the new National Housing and Homelessness Agreement. Such conditions are inconsistent with the principles of the Intergovernmental Agreement on Federal Financial Relations.

•	While the 2017-18 Commonwealth Budget provided additional funding for school education, it did not provide a clear commitment to Queensland’s number one infrastructure priority, Cross River Rail and other essential infrastructure projects such as a new pipeline to connect Queensland’s gas supply with industry and users.

•	Estimated Australian Government funding in 2017-18 for Queensland is $26.850 billion. Queensland is estimated to receive $14.871 billion in GST revenue and $11.979 billion in payments for specific purposes.

•	The Commonwealth Grants Commission (CGC) 2017 Update Report recommended Queensland’s share of goods and services tax (GST) increase in 2017-18. The increase recognises the impact of factors beyond the State’s control, such as high Natural Disaster Relief and Recovery Arrangements (NDRRA) expenditure relating to 2011 and 2012 disaster events, higher service delivery costs and lower capacity to generate tax revenue in Queensland.

•	Queensland’s estimated $14.871 billion of GST revenue in 2017-18 is $2.379 billion more than its population share. This reflects unavoidable higher costs in service delivery to regional and remote communities, and the need for appropriate funding being made available. Total GST revenue to all states is expected to be $62.340 billion in 2017-18, an increase of $3.100 billion or 5.2% on 2016-17.

•	Of payments for specific purposes to Queensland in 2017-18, $882 million are National Specific Purpose Payments, $4.201 billion are National Health Reform funding, $4.129 billion are Quality Schools funding and $2.545 billion are National Partnership payments which include funding agreements for Universal Access to Early Childhood Education and Skills Reform. NDRRA funding of $223 million is expected in 2017-18.

Budget Strategy and Outlook 2017-18

7.1	Federal financial arrangements

Federal financial relations in Australia are characterised by vertical fiscal imbalance (VFI). VFI occurs because state and territory governments’ ability to raise own-source revenue is less than required to meet service delivery responsibilities while the Australian Government raises more revenue than is required to meet its service delivery responsibilities. Revenue raised by the Australian Government is generated from taxpayers in all states and territories (states) 1. Without appropriate payments by the Australian Government to states, it will not be possible to provide the essential services and infrastructure sought by communities.

In 2015-16, the Australian Government collected the majority of taxation revenues (79.5%), while states collected 17.0% and local governments the remaining 3.6%2. National tax reform and other changes since 2000 have led to an increase in VFI. Chart 7.1 shows that while all states received 35.0% of their revenue from the Australian Government in 1999-2000, this is forecast to increase to 45.4% in 2017-18 based on the Australian Government’s budget estimates3.

Chart 7.1	General Government revenue sources, all states, 1999-2000 and 2017-18[1]

Note:

1.	2017-18 are estimates.

Sources: ABS Government Finance Statistics Cat No. 5512.0 and state and Australian Government Budget Papers.

[1]	States refer to states and territories unless otherwise specified.
[2]	ABS Government Finance Statistics Cat No. 5506.0.
[3]	National aggregates and interstate comparisons in this chapter will use Australian Government estimates for consistency. Queensland specific figures are consistent with Queensland Budget estimates.

Budget Strategy and Outlook 2017-18

In Australia, VFI is addressed through a system of intergovernmental payments from the Australian Government to the states which allow the states to meet their service delivery and infrastructure responsibilities. The framework for providing these payments is set out in the Intergovernmental Agreement on Federal Financial Relations (IGA FFR). The IGA FFR outlines the Australian Government’s commitment to provide ongoing financial support to the states through two types of payments – general revenue assistance and payments for specific purposes. These payments represent the Australian Government’s contribution to states’ current and future service delivery responsibilities. Without the appropriate contribution by the Australian Government, states would not be able to provide essential services and infrastructure.

General revenue assistance payments are able to be used by the states for any purpose (untied funding). Just over half of all Australian Government payments are untied and largely reflect the proceeds from the GST. Payments for specific purposes are considered tied funding which are provided to support a particular project or service area. These payments are comprised of ongoing financial payments to the states for service delivery in a particular sector, known as National Specific Purpose Payments (SPPs), and time-limited payments that support project delivery and facilitate reforms, known as National Partnership payments (NPs).

One of the outcomes of VFI has been overlap and duplication in roles and responsibilities relating to service delivery and infrastructure provision, particularly in the areas of health and education. This can result in excessive administration, unnecessary additional costs, blurred accountability and a misallocation of resources to areas of lower priority. Receiving a significant proportion of their revenue through Australian Government payments leaves states subject to unilateral decisions by the Australian Government affecting the stability and predictability of their finances.

Another important element of Australian federal financial arrangements is the process of horizontal fiscal equalisation (HFE). Like many federations, each Australian state has a different capacity to raise revenue or deliver services owing to factors largely beyond their control, such as demography, socio-economic status, geography and natural resources. The HFE process seeks to give all states the fiscal capacity to deliver services to their populations, taking into account states’ capacities to raise revenue from their own sources, as well as their different expenditure needs.

Under the terms of the IGA FFR, GST revenue is required to be distributed to the states on the basis of HFE. The Commonwealth Grants Commission (CGC) is tasked with recommending state shares of GST funding to the Australian Government. The amount of GST revenue received by an individual state is determined by the national pool of revenue collected through the GST and its recommended share.

The Australian Government recently tasked the Productivity Commission with reviewing the current HFE system to determine its economic impacts and whether preferable alternatives exist. Further details are provided in Box 7.1.

Budget Strategy and Outlook 2017-18

Box 7.1	Productivity Commission inquiry into Horizontal Fiscal Equalisation (HFE)

On 30 April 2017, the Commonwealth Treasurer announced a Productivity Commission (the Commission) inquiry into Australia’s system of HFE, which underpins the current distribution of GST revenue to states.

The Commission has been asked to consider

“ …the influence the current system has on productivity, efficiency and economic growth, including the movement of capital and labour across state borders; the incentives for states to undertake fiscal (expense and revenue) reforms that improve the operation of their own jurisdictions, and on states’ abilities to prepare and deliver annual budgets.”

The Terms of Reference also instruct the Commission to consider the current system’s implications for equity, efficiency and simplicity. In addition, the Commission has been tasked with examining whether there may be preferable alternatives to the current system, taking account of previous reviews of the HFE process, including the 2012 GST Distribution Review report as well as international approaches to fiscal equalisation within federations.

As part of the inquiry, the Commission is seeking public feedback on these issues. The Queensland Government intends to provide a submission to the inquiry in support of the principle that all states should have the fiscal capacity to provide similar levels of services and infrastructure. It is also essential that the different circumstances and challenges each state faces are recognised to ensure similar levels of service can be delivered regardless of where someone lives.

For instance, as a vast and decentralised state, with more than seven times the land mass of Victoria and communities in every corner of the state, Queensland faces significant challenges in delivering services to regional and remote communities. The unavoidably higher costs in providing services to these communities must be recognised in any assessment of fiscal capacity and appropriate funding made available. The Queensland Government believes such funding is vital to ensure essential services and infrastructure are provided to all Queenslanders wherever they live.

A draft report is expected to be released in October 2017, with a final report due to be provided to the Australian Government by 31 January 2018.

Budget Strategy and Outlook 2017-18

7.2	Australian Government funding to the states

As discussed in section 7.1, total Australian Government payments to the states are made up of general revenue assistance payments and payments for specific purposes. General revenue assistance payments include proceeds from the GST, which are untied, whereas payments for specific purposes are considered tied payments as they are for a specific project or service area.

Total Australian Government payments for the states in 2017-18 are expected to be $118.968 billion, an increase of $3.161 billion, or 2.7%, from 2016-17. Payments in 2017-18 are expected to account for 26.8% of the Australian Government’s total revenue.

GST revenue from the Australian Government to all states is expected to be $62.340 billion in 2017-18, an increase of 5.2% in nominal terms, or 1.6% in real per capita terms.

Total payments for specific purposes in 2017-18 are expected to be $55.898 billion, a 0.1% increase in nominal terms and a 3.3% decrease in real per capita terms compared with 2016-17. Total payments for specific purposes consist of $19.563 billion in National Health Reform, $18.218 billion in Quality Schools funding, $13.742 billion in National Partnership payments and $4.375 billion in National Specific Purpose Payments (shown in Chart 7.2).

Chart 7.2	Breakdown of Australian Government payments to states, 2017-18[1]

Note:

1.	NHR is funding under the National Health Reform. Quality Schools funding was previously Students First funding. NPs are funding for National Partnership payments.

Source: 2017-18 Commonwealth Budget Paper No.3.

Budget Strategy and Outlook 2017-18

7.3	Australian Government funding to Queensland

With Queensland’s own-source revenue less than is required to meet its responsibilities, the appropriate level of Australian Government funding is essential to deliver vital services.

Estimated Australian Government funding in 2017-18 for Queensland, included in the 2017-18 Queensland Budget, is $26.850 billion4, an increase of $0.542 billion, or 2.1%, compared with 2016-17. This amount includes NDRRA payments of around $223 million in 2017-18. The estimated total Australian funding will comprise of $14.871 billion in payments for general purposes and $11.979 billion in payments for specific purposes.

Australian Government funding is estimated to account for 48.1% of Queensland’s total General Government Sector revenue sources in 2017-18 (shown in Chart 7.3). Australian Government funding has grown significantly as a proportion of Queensland’s total revenue since the introduction of the GST in 2000, consistent with a broader national trend.

Chart 7.3	General Government Sector revenue sources, Queensland, 2017-18[1]

Note:

1.	Percentage may not add to 100% due to rounding.

Source: 2017-18 Commonwealth Budget Paper No. 3 and Queensland Treasury estimates.

[4]	This figure differs to Chapter 4 Australian Government payments estimates, owing to the exclusion of direct Australian Government payments to Queensland departments for Commonwealth own purpose expenditure.

Budget Strategy and Outlook 2017-18

7.4	GST revenue payment

GST revenue accounts for all general purpose payments Queensland receives. In 2017-18, Queensland expects to receive $14.871 billion of GST revenue, $931.5 million or 6.7% higher than the amount received in 2016-17 (see Chart 7.4). This is also $2.379 billion greater than its population share.

Chart 7.4	Estimated GST payments to Queensland, 2012-13 to 2017-18[1]

Note:

1.	Figures include the balancing adjustments which account for differences between the GST paid to states and the final GST pool size and population outcomes in the prior year.

Sources: 2017-18 Commonwealth Budget Paper No. 3 and Queensland Treasury estimates.

The increase in GST revenue in 2017-18 largely reflects growth in the GST pool and an underlying increase in Queensland’s share of GST revenue as recommended in the CGC’s Report on GST Revenue Sharing Relativities – 2017 Update. The CGC’s recommended relativity (accepted by the Australian Government) for Queensland increased to 1.18769 for 2017-18, up from 1.17109 in 2016-17.

Queensland’s share of GST for 2017-18 has increased because of:

•	Lower proportion of high value holdings in Queensland’s total land value which are taxed at higher rates. This reduced Queensland’s capacity to raise land tax revenue.

•	Higher relative wage costs in Queensland since 2012-13 which increased the cost of service delivery in the State in comparison to other states.

•	Below average increase in Queensland’s property sales reduced its capacity to raise revenue from conveyance duty compared to New South Wales and Victoria who have experienced stronger property markets.

•	Declines in Queensland’s taxable private sector payrolls between 2012-13 and 2015-16 while New South Wales and Victoria have experienced increases in private sector payrolls over the same period. This has reduced Queensland’s payroll tax revenue raising capacity compared to these states.

Budget Strategy and Outlook 2017-18

These gains were partially offset by a greater share of Commonwealth infrastructure payments in 2015-16 compared to 2012-13 and lower population growth. Queensland’s share of GST revenue has traditionally increased due to previous above-average population growth rates which imply a greater need for infrastructure investment. While Queensland’s population growth rate has slowed in recent years dampening this effect, over the longer term, some moderate acceleration in population growth is expected (as discussed in Chapter 2).

Queensland’s share of GST is also impacted by changing circumstances in other states. For instance between 2012-13 and 2015-16 (assessment years for the 2017-18 relativity), New South Wales experienced strong activity in the property sector resulting in a significant positive impact on the state’s capacity to raise revenue, lowering its GST requirement. Additionally, Northern Territory’s share of national population growth declined, reducing its investment requirement and therefore GST. The net effect of these factors has led to a redistribution of GST revenue to other states including Queensland. Table 7.1 shows the relativities and resulting GST distributions for each state and territory for 2017-18.

Table 7.1	Recommended relativities and estimated GST shares, 2017-18

	NSW	Vic.	Qld	WA	SA	Tas.	ACT	NT
CGC recommended relativity	0.87672	0.93239	1.18769	0.34434	1.43997	1.80477	1.19496	4.66024
GST Share ($ million)	17,554	14,765	14,871	2,327	6,303	2,387	1,225	2,908
GST per capita ($)	2,221	2,362	3,009	872	3,648	4,573	3,028	11,807

Sources: 2017-18 Commonwealth Budget Paper No. 3, Commonwealth Grants Commission Report on GST Revenue Sharing Relativities – 2017 Update.

7.5	Payments to Queensland for specific purposes

Payments for specific purposes comprise of National Health Reform funding, Quality Schools funding, National Specific Purpose Payments (SPPs), and National Partnership (NP) payments.

Queensland is expected to receive $11.979 billion in payments for specific purposes in 2017-18, $390 million lower than 2016-17. This is mainly due to lower NDRRA funding which is expected to decrease by $880 million to $223 million over the year.

Budget Strategy and Outlook 2017-18

In 2017-18, National Health Reform Funding which accounts for 35.1% of the total payment for specific purposes is expected to increase by 1.2% over the year to $4.201 billion. The proposed Quality Schools funding5 (refer to Box 7.3 for details) which accounts for 34.5% of the total payments for specific purposes, is expected to increase to $4.129 billion over the same period (see Table 7.2).

Table 7.2	Estimated payments for specific purpose[1]

	2015-16 Actual $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million
National Specific Purpose Payments	847	865	882
Disability services	289	299	310
Affordable housing	266	269	273
Skills and workforce development	292	296	300
National Health Reform funding	3,531	4,153	4,201
Quality Schools funding[2]	3,743	3,876	4,129
National Partnership Payments (incl. NDRRA)	1,848	3,475	2,767
Total payments for specific purposes	9,969	12,368	11,979

Notes:

1.	Numbers may not add due to rounding.
2.	Quality Schools agreement is currently under negotiation and it replaces the formerly Student First – Education Reform funding.

Sources: 2017-18 Commonwealth Budget Paper No. 3 and Queensland Treasury estimates.

National Specific Purpose Payments (SPPs) encompasses 7.4% of the total specific purpose payments. SPPs are expected to increase by 2.0% to $882 million in 2017-18 compared to the previous year. This can be attributed to higher funding for the disability services, affordable housing and skills and workforce development specific purpose payments arrangements.

National Partnership payments (including NDRRA) (NPs) account for 23.1% of the total payment for specific purposes. NPs are expected to decrease by 20.4% to $2.767 billion in 2017-18 compared to the previous year as a result of lower NDRRA funding. A significant proportion of these payments are allocated for infrastructure, housing and community services (refer to Chart 7.5).

[5]	Quality Schools agreement is currently under negotiation and it replaces the former Student First- Education Reform Funding.

Budget Strategy and Outlook 2017-18

Chart 7.5	National Partnership Payments by sector, 2017-18[1,2]

Notes:

1.	Excludes Australian Government direct funding to local government.
2.	Total amount may not add to 2017-18 Budget forecast due to rounding.

Sources: 2017-18 Commonwealth Budget Paper No. 3 and Queensland Treasury estimates.

Budget Strategy and Outlook 2017-18

Box 7.3	Key funding initiatives in the 2017-18 Commonwealth Budget

Quality Schools funding

In the 2017-18 Commonwealth Budget, the Australian Government announced Quality Schools funding of $18.218 billion nationally in 2017-18 and $79.648 billion over the forward estimates to 2020-21. This included a new needs-based school funding model intended to improve education outcomes of Australian students and their schools for both government and non-government schools.

Australian Government funding is expected to grow in line with enrolments and indexation of 3.56% each year for the 2018, 2019 and 2020 school years. From the 2021 school year, funding is expected to be indexed by a program-specific parameter calculated as a composite of the Wage Price Index and Consumer Price Index.

The new funding is contingent on the Australian Government passing legislative changes this year and will be subject to agreement between the State and Australian Governments, particularly pertaining to the education reforms being sought by the Australian Government. The actual amount of funding to be received by individual states and sectors will be determined by a revision of the 2011 report into school funding undertaken by David Gonski.

The Australian Government funding under Quality Schools for Queensland Government schools is expected to be $1.622 billion in 2017-18 (and $7.274 billion over four years to 2020-21). Queensland non-government schools are expected to receive funding of $2.279 billion in 2017-18 (and $9.867 billion over four years to 2020-21).

The Quality Schools funding in the 2017-18 Commonwealth Budget also transitions the additional funding provided over two years from 2016-17 for school students with disability.

National Housing and Homelessness

In the 2017-18 Commonwealth Budget, the Australian Government announced the reform of the National Affordable Housing Agreement and the Homelessness agreements. This has resulted in a merge of these agreements to form a new National Housing and Homelessness Agreement (NHHA) which will commence from 2018-19. The NHHA will provide additional Australian Government funding of approximately $100 million to Queensland over three years from 2018-19 to fund ongoing homelessness support services, with this funding to be matched by the State Government. Total Australian Government funding under NHHA for Queensland will be $306.5 million in 2018-19 ($933.8 million over three years to 2020-21).

Budget Strategy and Outlook 2017-18

Skilling Australians Fund

The 2017-18 Commonwealth Budget announced the establishment of the Skilling Australians Fund (SAF) to support the skilling of Australian workers. This Fund will supersede funding provided under the National Partnership Agreement on Skills Reform and proposes to make available an estimated $1.5 billion nationally over the next four years to 2021. The total funding available under the SAF will be contingent on revenue raised by the Commonwealth from the introduction of a new Skilling Australians Fund levy (to be introduced from March 2018) to be imposed on businesses that employ foreign workers on certain skilled visas.

SAF funding will be prioritised towards trade and non-trade apprenticeships and traineeships in target areas. Eligible projects may include providing incentives for employers, pre-apprenticeship training, improving apprenticeship and traineeship retention and completion rates, and additional support for higher level apprenticeships.

While the 2017-18 Commonwealth Budget allocated $293.9 million over four years to 2021 to Queensland, the actual allocation will be contingent on revenue raised from the new levy and Queensland contributing matching funding and meeting eligibility criteria as outlined by the Australian Government. Significant uncertainty remains around this matching requirement and the details around the eligibility criteria for states to access SAF funding.

Infrastructure funding

Despite the 2017-18 Commonwealth Budget including a $10 billion National Rail Program (NRP), no specific funding has been provided for Queensland’s top infrastructure priority, Cross River Rail (CRR). While the CRR would appear to be a suitable candidate for funding under the NRP, it will need to compete with an extensive list of other potential multi-billion dollar rail projects around Australia. Additionally, funding of only $600 million of the $10 billion program has been committed to over two years in 2019-20 and 2020-21.

Likewise, no funding was provided in the 2017-18 Commonwealth Budget for the construction of a new gas pipeline to open up the Galilee and Bowen Basins. Such a pipeline would connect new potential gas producing areas with major east coast energy users in centres such as Townsville and help ease problems in the national energy market.

Uncertainties created by the Australian Government’s decision to deny direct funding to crucial infrastructure projects not only limits the State Government’s capacity to promote economic growth and employment across Queensland, it also creates additional unnecessary challenges for Queensland to plan its Budget.

Budget Strategy and Outlook 2017-18

7.5.1	Projections of specific purpose funding to Queensland

Across the forward estimates, total payments for specific purposes are expected to remain relatively stable, with annual average growth of around 0.5% between 2018-19 and 2020-21 (see Chart 7.6).

Chart 7.6	Payments for specific purposes to Queensland[1,2]

Notes:

1.	Excludes Australian Government direct funding to local government.
2.	2015-16 are actuals and 2016-17 are estimated actuals.

Sources: 2017-18 Commonwealth Budget Paper No. 3 and Queensland Treasury estimates.

National Health Reform funding for Queensland is expected to increase by an average of 3.9% per annum over the forward estimates. Under the recently agreed Addendum to the National Health Reform Agreement, the Australian Government will fund 45% of the efficient cost of additional hospital activity, up to a national growth cap of 6.5% per annum.

Quality Schools funding for Queensland is expected to increase by $845 million between 2017-18 and 2020-21. For the 2018 school year and beyond, the Australian Government recently proposed a new needs-based funding model for schools. Under the new funding model Queensland is expecting to receive $7.274 billion for state schools and $9.867 billion for non-government schools over the forward estimates. However, funding is contingent on the Australian Government passing legislative changes this year and will be subject to agreement between the State and Australian Governments. Further details are provided in Box 7.3.

Funding for National SPPs is expected to decrease in 2019-20 as the NDIS is fully implemented from the same year, which will redirect the National Disability SPP to the NDIS. Funding for the skills and workforce development SPP and affordable housing SPP is expected to be relatively stable across the forward estimates.

Budget Strategy and Outlook 2017-18

7.5.2	Expiring agreements

The original intent of the IGA FFR was to limit the number of NPs, allowing for funding to flow to states for efficient service delivery and reduce the reporting burden. Over time, the number of time-limited and low-value NPs has increased, reducing budget certainty and raising community expectations for ongoing services.

When agreements expire, states are left with limited opportunities to deal with the expiring NP as the final decision on continued funding is made through the Australian Government’s budget process. The expiry of a number of large NPs over the last few years in a tight fiscal environment has brought the risks posed by the number of fixed-term funding arrangements into sharp focus. States have had limited capacity to influence the continuation of expiring agreements and often there is little warning on whether funding will be continued. An early indication as to the continuation, lapse or other treatment of funding under expiring agreements is necessary to enable states to undertake effective service delivery and budgetary planning.

There are 24 agreements due to expire in 2016-17 or 2017-18. The total value of these expiring agreements, over the lives of the agreements (which vary between one and ten years) is $1.966 billion. Of the 24 agreements currently due to expire, the 2017-18 Commonwealth Budget provided no advice on 13 agreements regarding renewal and/or funding. The most significant of which is the Remote Housing Strategy NP which provides funding for improved housing in Indigenous communities.

Short-term funding was announced for the Universal Access to Early Childhood Education NP until December 2018 and the Adult Public Dental Services NP until June 2019. When the Australian Government decides to cease funding for expiring agreements, this presents a significant ongoing fiscal risk, with impacts on the quality and continuity of much needed services delivered to vulnerable members of the community.

Budget Strategy and Outlook 2017-18

8	Public Non-financial Corporations Sector

Features

•	The Government is supporting over $520 million of additional infrastructure investment through a combination of government-owned corporations retaining a portion of their 2016-17 earnings, and additional capital investment from Government (discussed further in Box 8.1).

•	The outlook for the electricity generators has improved substantially following significant improvements in wholesale prices. The recent higher prices have also flowed into an improved outlook over coming years.

•	These higher wholesale prices have also contributed to a 7.1% increase in electricity prices for the typical household in the Queensland Competition Authority’s determination which was released on 31 May 2017. In response, the Queensland Government has intervened to reduce this electricity price increase to only 3.3% through committing $771 million in 2016-17 to remove the costs of the Solar Bonus Scheme from electricity prices from 2017-18 to 2019-20.

•	The Government has also taken a number or reforms to place downward pressure on wholesale prices in the future, including directing Stanwell to alter its bidding behaviour in peak demand events.

•	The electricity network businesses have also provided above budget returns as a result of higher energy sales associated with a hotter than usual summer.

•	Following the merger of the electricity distribution businesses on 30 June 2016, Energy Queensland has reviewed its operational and capital expenditure programs to ensure the $562 million of merger savings are fully realised. As a result higher than expected savings of $233 million were achieved in 2016-17, with the overall savings target remaining unchanged.

•	In response to the Commission of Inquiry into Queensland Rail’s train crewing practices, the Queensland Government is providing an additional $25 million to Queensland Rail in 2017-18 to implement the Inquiry’s 36 recommendations.

Budget Strategy and Outlook 2017-18

8.1	Context

A number of industries are covered by the Public Non-financial Corporations (PNFC) Sector, including energy, rail, port and water. Queensland’s government-owned corporations (GOCs), declared by regulation to be GOCs under the Government Owned Corporations Act 1993 (GOC Act), make up a large part of the PNFC sector. Also included in the sector are non-GOC entities, the Queensland Bulk Water Supply Authority (trading as Seqwater), Queensland Rail, local water boards and other public corporations.

GOCs are accountable for their financial performance and are required to be commercial and efficient organisations. These requirements are legislated under the GOC Act.

PNFC Sector entities provide services or commodities like other businesses. The entities incur costs and bear commercial risks in the delivery of their services or products and generate revenue from the sale of these services or products. The aim of these entities is to deliver vital services while also achieving a commercial rate of return which is returned to the Government as dividends.

These returns to Government are used to pay for important community services such as hospitals, education and concession payments and to repay Government debt. In some cases, part of a PNFC entity’s revenue may arise from community service obligation (CSO) payments from the Government. These payments are used to subsidise a service or commodity provided by the entity, and allow it to be provided to the community at a lower price than it would be on a purely commercial basis. A key example of this is the CSO paid to Energy Queensland to provide electricity in regional Queensland at prices based on the costs of supply in southeast Queensland, in accordance with the Government’s Uniform Tariff Policy.

Box 8.1	Capital allocation to priority projects of government-owned corporations

As part of the Debt Action Plan announced in the 2015-16 Budget, Government reviewed the level of equity committed to its energy GOCs to ensure the most effective and efficient deployment of capital, consistent with the recommendations of the Review of State Finances. As a result of this review, the dividend payout ratio of most GOCs was increased and capital was reallocated to reduce General Government debt. The review of capital allocation was extended to other GOCs in the 2015-16 MYFER.

Since then, the capital structures of GOCs have been monitored to ensure they remain efficient and sustainable. Added to the regearing initiatives implemented in 2015-16, measures are being put in place to ensure the effective management of GOCs’ surplus cash, which is made available to Government when it is not immediately needed by GOCs.

In this Budget, the Government has continued its assessment of efficient capital allocation and cash management in the context of the strategic capital priorities of the sector, and opportunities to contribute to essential infrastructure and the growth and development of Queensland.

Budget Strategy and Outlook 2017-18

The estimated net profit after tax of GOCs is $1.9 billion in 2016-17. The Government will utilise some of these earnings to kick-start growth-enhancing infrastructure projects:

•	The Queensland Government will commit $150 million of Powerlink’s 2016-17 earnings to develop strategic transmission infrastructure in north and north-west Queensland to support a clean energy hub, subject to a feasibility study. This will unlock up to 2,000 megawatts of renewable energy projects and potentially support up to 4,600 jobs over the long term.

•	Stanwell will reinvest $100 million of its 2016-17 earnings to contribute to funding the proposed hydro-electric power station at the Burdekin Falls Dam. This power station will further contribute to the State’s renewable energy generation capacity and support between 150 and 200 new jobs when construction commences.

•	SunWater will retain $36 million of its 2016-17 earnings and Government will provide a further $100 million towards improvement works to ensure that the Burdekin Falls Dam continues to meet design standards, supports the proposed hydro-electric power station and allows for the potential raising of the dam wall. This is expected to support up to 250 construction jobs in regional Queensland.

•	Port of Townsville will reinvest $13 million of its 2016-17 earnings to contribute to the channel widening project, which will allow larger vessels to access the port. In addition, the State Government will commit a further $62 million to this project. The Government will work with Port of Townsville on additional funding opportunities to progress this important economic development project. Together with work on streamlining the supply chain, this channel widening will position Port of Townsville as a hub for trade between North Queensland and the rest of the world, and an alternative to Port of Brisbane.

•	The Government will contribute $60 million over two years from 2018-19 to widen and deepen the Trinity Inlet Channel and swing basin at the Port of Cairns. The project will allow cruise ships up to 300 metres in length access to the Port, and also facilitate future Navy expansion plans. The project has an estimated cost of $120 million and will be subject to an Environmental Impact Statement and business case approval.

•	The Government will contribute $2.5 million to the investigation and possible establishment of a Clean Energy Company that will own the State’s renewable and clean energy assets. Consideration will be given during this investigation to whether existing State-owned hydro electric and gas generation assets, as well as the new renewable energy projects announced in this Budget, become the foundation assets of this entity. There will also be an investigation into the ability of such an entity to enhance competition in the wholesale market.

These measures will collectively contribute over $520 million to infrastructure investment in regional Queensland and complement the $225 million of State funding which Government is providing to assist with Townsville water security measures.

The Government will continue with the cash management strategy announced in the 2016-17 Budget.

Budget Strategy and Outlook 2017-18

Electricity Networks

The Queensland Government owns two electricity network businesses that are responsible for transporting safe, reliable electricity to consumers across the State – Powerlink and Energy Queensland.

Revenues for the network businesses are largely derived from network services that are regulated by the Australian Energy Regulator (AER). The AER determines these revenues on a five-yearly basis, based on the businesses’ proposals and its view of the reasonable benchmark efficient costs for a network business.

Powerlink is a high-voltage transmission network that transports electricity long distances from generation plants to the distribution networks and connects Queensland to other states. The electricity is transmitted at high voltages so that large volumes can travel efficiently over long distances. To ensure mandated reliability levels are maintained as demand grows, Powerlink is obligated to plan and develop the network. Powerlink’s external environment has changed significantly in recent years with changes in consumer demand, market and regulatory changes, increasing complexity within the electricity market and the emergence of renewable energies and other technologies.

On 28 April 2017, the AER delivered its final revenue determination for Powerlink for the 2017-18 to 2021-22 regulatory period. The AER’s final determination will allow Powerlink to recover $3.940 billion over the five year period (2017-18 to 2021-22) in comparison to $4.680 billion (nominal) during the previous regulatory period (2012-13 to 2016-17). The final decision allows for annual revenues to be $240.7 million (24.7%) lower than the previous regulatory period in real dollar terms. The reduction in regulated revenue reflects declining demand growth forecasts. The decision reduces the total capital expenditure from $2.520 billion in the previous regulatory period down to $835.5 million in the 2017-2022 period with the AER concluding that Powerlink can improve the whole-of-life performance of their network assets. Total operating expenditure has remained relatively flat with a slight increase from $933.5 million in 2012-2017 to $976.7 million in 2017-2022.

The new determination will moderate pressure on customers’ bills, with the AER estimating an annual average reduction in network charges flowing through to customers of $32 for residential customers.

In addition to the regulated revenue, Powerlink has increased its focus on its growing non-regulated revenue stream through expanding its business development capability. Powerlink has identified a number of potential projects in Queensland over the next 12 months, the value of which range from $60 million to $250 million, and has responded to increased competition in this area by aiming to establish a more proactive commercial approach to such projects.

On 30 June 2016, Energex and Ergon Energy were merged under the new parent company, Energy Queensland. Energy Queensland owns and operates the low-voltage distribution network that transports electricity from Powerlink’s transmission network and distributes it to households and businesses across Queensland. Ergon Energy, which provides the distribution network in regional Queensland, is also Queensland’s second largest electricity retailer, providing retail services to the majority of customers in regional Queensland.

As well as providing these services, Energy Queensland is also involved in a range of other activities including the provision of contestable metering services and telecommunications. It also owns and operates the Barcaldine power station, as well as 33 stand-alone power stations that provide power supply to customers in isolated communities not connected to the grid.

Budget Strategy and Outlook 2017-18

Energy Queensland has also established a new energy services business to pursue strategic investments in unregulated markets to provide greater choice to customers and enable the group to respond to industry disruption.

When the Government announced the merger of Energex and Ergon Energy under Energy Queensland in MYFER 2015-16, it was announced that through merger and other efficiencies, savings of $562 million are expected over five years. These savings will deliver benefits to both Government and electricity consumers, through improved returns from the business, and by putting downward pressure on electricity prices. They will also put Energy Queensland on a sustainable path to achieving the efficiency improvements required under the AER determinations for 2015-2020, ensuring the business is well placed for its next AER determination in 2020.

After the merger on 30 June 2016, and the appointment of a new Chair and CEO, Energy Queensland has assessed the efficiency and merger savings originally forecast. Management developed and negotiated approved savings targets for their respective areas of responsibility and these were aggregated and compared to the savings identified by the Government’s advisers to the merger. As a consequence there has been a change to the profile of savings expected to be achieved, with higher than expected savings to be achieved in 2016-17 and a revision to the level of future savings. Energy Queensland is working hard to pursue additional savings to maintain downward pressure on electricity prices.

Table 8.1	Network Merger and Efficiency Savings[1]

	2015-16 $ million	2016-17 $ million	2017-18 $ million	2018-19 $ million	2019-20 $ million	Total $ million
Distribution Merger and Efficiency Savings forecast at MYFER 2015-16	(8)	10	178	180	202	562
Distribution Merger and Efficiency Savings currently forecast	0	233	81	96	153	562

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

To date over 40% of the forecast savings have been achieved with significant reductions in capital expenditure and smaller reductions in operating expenditure, which have assisted in containing electricity prices. The savings currently expected in 2016-17 exceed the original forecasts at the time of the 2015-16 MYFER and updated forecasts of $76 million from 2016-17 MYFER. The savings achieved have contributed to the higher than expected dividend expected to be paid by Energy Queensland of $911 million for this financial year.

Budget Strategy and Outlook 2017-18

Electricity Generation

The National Electricity Market (NEM) has been undergoing an unprecedented period of change and the Queensland generators are not immune to this. Various developments in the industry are expected to provide opportunities for the Queensland generators in the near future. Notably, this includes the closure of the Hazelwood Power Station in Victoria in March 2017 which has increased demand for baseload generation to be provided from other parts of the NEM. The development of the Liquefied Natural Gas (LNG) industry in Queensland is almost complete, with all six trains online. As anticipated, the ramp up in LNG production has led to a significant increase in baseload demand to meet their production requirements and has diverted gas away from electricity generation. These factors contributed to increased domestic energy prices.

However there are also changes in the industry, which will present challenges for the generators and potentially result in reduced demand for baseload generation. The amount of renewables in Queensland is increasing and is expected to increase markedly in coming years, providing a significant amount of new capacity in the market and changing the generation mix. This includes continued growth in solar photovoltaic (PV) panels which, as at 30 April 2017, provided installed PV capacity of 1,706 megawatts (MW) in Queensland. The increased take up of batteries and other technological developments will also start to impact on the landscape of the electricity generation industry.

CS Energy is a merchant electricity generator that sells electricity in the NEM under the Electricity Act 1994. CS Energy has more than 400 employees, operates three power stations and has a trading portfolio of 4,035 MW. CS Energy dispatches 35% of Queensland’s electricity output and 10% of electricity supplied to the NEM.

CS Energy’s diverse asset portfolio comprises coal-fired and hydroelectric power stations, electricity trading rights and coal assets. CS Energy owns and operates the Callide B, Kogan Creek and Wivenhoe power stations and has a 50% interest in the Callide C Power Station. CS Energy provides operations and maintenance services to the joint venture owners of the Callide C Power Station.

In November 2016, CS Energy resolved a long-standing contractual dispute with Anglo American, which resulted in Batchfire Resources Pty Ltd taking ownership of the Callide Mine from Anglo American. On 1 November 2016, since Batchfire took control of the Callide Mine from Anglo, it has met delivery and quality requirements under the new coal supply agreement.

Meanwhile, CS Energy has successfully implemented strategies that will exceed the efficiency targets identified during the 2015-16 MYFER.

As a result of these efforts, in 2015-16 CS Energy was able to return a dividend to shareholders for the first time in seven years.

Stanwell has a total of more than 4,000 MW of installed capacity, and is one of Australia’s largest electricity providers. Stanwell has a diversified portfolio of coal, gas and water assets, which it uses to generate electricity. In the past year, Stanwell has invested nearly $200 million in capital projects to ensure the efficiency and security of its generation fleet.

Stanwell is well placed to play a supportive role in the move to a more renewable generation mix. Through its portfolio of hydro power stations, Stanwell has the capacity to generate more than 160 MW of environmentally responsible energy.

Budget Strategy and Outlook 2017-18

As part of the review of the State’s electricity businesses in 2015 and 2016, the Government identified efficiency savings that could be achieved by Stanwell which amounted to $110 million by 2019-20. To date Stanwell has already achieved significant efficiency savings through reducing its operational costs and redesigning its workforce structures.

As part of the Powering Queensland Plan, the Government has taken steps to ensure affordable, secure and sustainable energy supply for Queensland homes, businesses and industry. This involves issuing directions to publicly owned electricity industry participants to bring more supply into the market to reduce volatility and put downward pressure on wholesale prices.

Table 8.2	Generation Business Efficiency Savings[1]

	2015-16 $ million	2016-17 $ million	2017-18 $ million	2018-19 $ million	2019-20 $ million	Total $ million
Generation efficiency forecast at MYFER 2015-16	17	31	(1)	57	6	110
Generation efficiency currently forecast	31.1	24.7	11	66.5	48.7	182.1

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Queensland Rail

Queensland Rail is an integrated, publicly-owned rail operator, responsible for the delivery of passenger transport in South East Queensland, long distance passenger services in rural and regional Queensland and provision of third party access to networks for freight transport across the State.

The majority of Queensland Rail’s services are delivered under a Rail Transport Services Contract (TSC) between the Government, represented by the Department of Transport and Main Roads (TMR), and Queensland Rail. The Rail TSC provides funding for rail infrastructure, Citytrain (South East Queensland passenger services) and Traveltrain (regional passenger services).

Budget Strategy and Outlook 2017-18

Box 8.2	Reforms of Queensland Rail governance

Queensland Rail is focused on the delivery of safe, reliable and value for money rail services. However, due to a range of factors, its timetable services were severely disrupted in 2016, impacting on rail passengers. To fully investigate the failures and to ensure Queensland Rail improves its services, the Government initiated an independent inquiry into Queensland Rail’s train crewing practices.

The Commission of Inquiry submitted its final report to the Premier on 31 January 2017. The Government endorsed all 36 recommendations and all 36 will be fully implemented.

The Commission identified four key underlying factors which caused the disruptions to the passenger services on the Citytrain network:

•	demand for train crew increased significantly in recent years

•	the supply of qualified drivers declined over the same period

•	people and process limitations resulted in the growing gap between supply and demand not being widely appreciated

•	Queensland Rail’s vast remit and its complex and unclear governance arrangements made it difficult for the CEO to maintain effective oversight of operations.

The implementation of the recommendations will ensure Queensland Rail has the internal capacity for forward planning and implementation of processes and procedures to address issues that resulted in the disruptions to Citytrain passenger services. It will also ensure that Queensland Rail is well placed to better forecast and plan the recruitment and training of train crew to ensure services are delivered at an appropriate level to meet the needs of South East Queensland.

To ensure there are no financial constraints to the implementation of the Commission’s recommendations, the Government is providing $25 million to Queensland Rail for implementation costs in 2017-18. This funding will be provided through the existing Transport Services Contract.

Ports

Queensland has a large network of ports along its coastline, ranging from small installations serving local communities to world class export terminals. Other than the Port of Brisbane, all Queensland ports are owned by the State Government and run by GOCs. Queensland’s ports are a major component of its supply chain and economy, and their efficient operation is essential to continued economic growth, job creation, and sustainable development in the State.

The port sector’s financial performance is influenced by the condition of the Queensland economy, particularly in terms of demand abroad for Queensland’s natural resources and agricultural products. Queensland ports continue to look to further enhance supply chain efficiency and identify new markets to improve financial outcomes and stimulate the Queensland economy.

Budget Strategy and Outlook 2017-18

Key projects in 2017-18 include:

•	progressing the Environmental Impact Statement and approvals for the Cairns Shipping Development Project

•	the completion of accelerated works programs at Abbot Point, Hay Point and Mackay and the upgrades of infrastructure for wharves 4 and 5 at the Port of Mackay to support trade growth

•	progressing the detailed business case and seeking approvals to commence works on the Clinton Vessel Interaction Project.

Water

The two largest entities in the Queensland bulk water market are the Queensland Bulk Water Supply Authority (trading as Seqwater) and SunWater Limited (SunWater).

Seqwater is responsible for supplying safe, secure and reliable bulk drinking water for people across South East Queensland (SEQ). Its assets and area of operations are spread across a large geographic area from the New South Wales border, to the base of the Toowoomba ranges and as far north as Gympie. Seqwater also provides essential flood mitigation services, and manages seven water supply schemes which provide irrigation services to approximately 1,200 rural customers.

Seqwater is also the owner-operator of 37 water treatment plants, the Gold Coast Desalination Plant and the Western Corridor Recycled Water Scheme, and a 600 kilometre reverse flow pipeline network that connects the Sunshine Coast to the Gold Coast (the Water Grid).

Seqwater’s revenue primarily comes from bulk water sales, with prices for this determined by the SEQ bulk water price path. The price path was established to phase in affordable price increases to fund the construction of the SEQ Water Grid. During this period it was anticipated that bulk water prices would not recover the costs of bulk water supply, which resulted in Seqwater selling bulk water at a loss, with the shortfall funded by borrowings (the resulting debt is known as ‘price path debt’). This price path debt is expected to peak in 2016-17 and decline over the period to 2028 as this debt is repaid. Total borrowings are forecast to be stable from 2016-17 onwards.

The bulk water price path is smoothing the implementation of cost-reflective pricing, which are scheduled to be achieved for most Local Government Areas in SEQ by 2017-18, and by 2019-20 for the Local Government Areas of Noosa, the Sunshine Coast, and Redland. The price path will see Seqwater’s revenue increase over the forward estimates with Seqwater maintaining its positive operating position over the forward estimates period, excluding depreciation expenses. Seqwater has maintained a positive operating position since the merger with the SEQ Water Grid Manager, LinkWater and the former Seqwater on 1 January 2013. Seqwater also continues to set improved operational and capital efficiency targets in order to deliver value for money for residents of SEQ.

Seqwater’s financial performance for 2016-17 is expected to exceed both the original budget and the MYFER update as a result of the hotter and dryer conditions experienced over the summer period. The forecast financial performance is also expected to increase as a result of extending the water sale contract with Stanwell Limited from 2018-19 onwards, as well as updated demand forecasts.

Budget Strategy and Outlook 2017-18

Key projects in 2017-18 include:

•	Somerset Hydro Refurbishment

•	Petrie Water Supply Zone Upgrade

•	Beaudesert Water Supply Zone Upgrade

•	Mt Crosby East Bank Water Pump Station Flood Resilience Works

•	Mt Crosby East Bank Water Treatment Plant Filtration Upgrade

•	Lake MacDonald Dam Upgrade Stage 2.

SunWater is the Government’s major bulk water supply business for all regions outside of SEQ. It supplies untreated bulk water to approximately 5,000 customers across the industrial, mining, urban and irrigation customer segments. SunWater provides this through an extensive regional asset base, owning and managing water infrastructure assets with a replacement value of around $13 billion. This includes 19 major dams, 66 weirs and barrages, 82 major pumping stations, 3,155 km of pipelines and channels, 730 km of drains and 12 small licensed water and sewerage treatments plants to cater for staff and recreational visitors at dam sites.

SunWater’s ongoing interaction with customers and industry representative groups suggests a period of low growth in key customer segments will continue. Despite the market situation, SunWater continues to actively work with customers to investigate all business opportunities consistent with the Government’s expectations and priorities.

Dam safety is a major focus for SunWater as it is for all bulk water suppliers. SunWater commenced a prioritised Dam Safety Improvement Program (DSIP) in 2005 to ensure that dam safety is maintained.

The DSIP is an essential program to ensure the safety and stability of dams and the ongoing safety of downstream communities, and SunWater must undertake dam safety work to meet its obligations under Queensland dam safety regulations. However, it is also likely to significantly influence SunWater’s financial performance and net flows to the Government over the forward estimates period and beyond.

Key projects that will be progressed in 2017-18 include:

•	Fairbairn Dam spillway improvements and rectification works

•	Burdekin Falls Dam foundation drainage improvement works

•	Boondooma Dam spillway reinstatement and sidewall repair

•	strengthening the monoliths ‘D’ and ‘K’ within the primary spillway of Paradise Dam and undertaking secondary spillway improvements.

Budget Strategy and Outlook 2017-18

8.2	Finances and performance

8.2.1	Earnings before interest and tax

Total forecast PNFC Sector earnings before interest and tax (EBIT) for 2016-17 are estimated to be $4.731 billion, up from $4.059 billion forecast at the time of the 2016-17 Budget. This increase is primarily due to increases in networks and generation. The increased performance in both the network and generation businesses is driven by higher energy sales as a result of the hotter than usual summer.

Over the forward estimates, total PNFC sector EBIT is expected to decrease to $3.517 billion in 2020-21. This projected decrease is driven by forecast reductions in wholesale generation revenues resulting in lower generation sector earnings, and lower electricity network business earnings over the current regulatory period (see Table 8.3).

The generators have benefited from increased sales revenue due to the higher wholesale electricity prices in 2016-17. The better electricity price outlook has also supported revenues in coming years. CS Energy is also benefiting from the new coal supply agreement, which has improved coal delivery for Callide mine. Reflecting these factors, the aggregated EBIT for the generators is forecast to improve, peaking in 2017-18, before lower wholesale prices reduce EBIT over the forward estimates.

In Powerlink’s new regulatory period (which begins on 1 July 2017) the recoverable revenue allowance will be materially reduced, driven by both a lower cost of capital allowance and regulated asset base roll forward. This has been reflected in forecast EBIT reducing from $753 million in 2016-17 to a forecast $405 million in 2017-18, making significant contributions to the overall reduction in the electricity network’s reduced EBIT.

Seqwater has benefited from increased water sales revenue in 2016-17 due to the hotter and dryer conditions over summer. Seqwater is also benefiting from new contracting arrangements with Stanwell Limited, updated demand assumptions and revenue increases flowing from the bulk water price path, which all contribute to EBIT improving over the forward estimates.

Budget Strategy and Outlook 2017-18

Table 8.3	Earnings before interest and tax[1]

	2015-16 Actual $ million	2016-17 Budget $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Electricity Networks	2,573	2,533	2,823	2,064	1,933	1,941	1,869
Electricity Generation	382	482	892	1,070	858	750	564
Rail	447	409	354	291	335	371	379
Ports	218	212	191	188	212	227	232
Water	352	409	452	438	482	460	483
Other	(59)	13	19	1	(8)	(10)	(10)
Total PNFC sector earnings before interest and tax	3,913	4,059	4,731	4,053	3,811	3,739	3,517

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

8.2.2	Borrowings

Entities in the PNFC Sector utilise debt financing as a source of funds for asset renewal and capital investments, and to maintain an optimum capital structure.

PNFC Sector entities are required to take a prudent and sound approach to the management of debt, including the establishment of borrowing arrangements which are appropriate to the business risk of the organisation. These arrangements take into account the appropriateness of the proposed capital expenditure program, together with the implications of the borrowings for key financial and performance related indicators.

Total forecast PNFC Sector borrowings for 2016-17 are estimated to be $39.165 billion. Forecast borrowings are expected to increase to $39.904 billion by 2020-21, primarily driven by increases in the rail and electricity network businesses, while partially offset by reductions in the electricity generation businesses’ borrowings (see Table 8.4).

The electricity network borrowings are forecast to increase over the forward estimates in line with growth in the regulated asset base.

Debt sourced from QTC is forecast to remain constant for Stanwell, and to reduce for CS Energy over the forward estimates, as it applies its higher earnings to reduce debt levels to more closely align with its peers.

Borrowings attributable to the generators are higher in 2016-17 and 2017-18, reflecting the unrealised market value effect of forward contracts entered into prior to the upward change in market conditions. This adjustment presents as borrowings under the Uniform Presentation Framework. These forward contracts are entered into at rates prevailing in the market at the time and provide revenue certainty to the generators. The liability will reverse as these contracts unwind in subsequent years with no impact on the earnings of the generators.

Budget Strategy and Outlook 2017-18

Borrowings attributable to port GOCs increased significantly in 2016-17, primarily reflecting the Government’s decisions under the Debt Action Plan to increase the gearing of Gladstone Ports Corporation Limited and North Queensland Bulk Ports Limited to more commercial levels through special dividends and capital returns to Government. Total port GOC borrowings over the forward estimates are forecast to increase to fund new capital works and infrastructure projects for the ports of Gladstone and Townsville.

Borrowings in the water sector are largely attributable to Seqwater, which holds around $9.4 billion of debt. The debt balance was the result of the large investment in water infrastructure in response to the Millennium Drought and the associated price path. Seqwater has updated its forecast borrowing to be stable across the forward estimates.

The gearing levels of all GOCs continue to be monitored to ensure that all GOCs maintain metrics that are at a minimum consistent with an investment grade credit rating.

Table 8.4	Borrowings[1]

	2015-16	2016-17	2016-17	2017-18	2018-19	2019-20	2020-21
	Actual	Budget	Est. Act.	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Electricity Networks	21,573	21,622	21,403	21,689	22,157	22,543	23,171
Electricity Generation	2,262	1,700	3,681	1,580	1,167	878	963
Rail	3,014	3,308	3,169	4,061	4,366	4,611	4,854
Ports	607	1,033	990	997	997	1,012	1,052
Water	9,900	10,004	9,850	9,846	9,856	9,891	9,848
Other	80	(172)	72	57	41	25	16
Total PNFC sector borrowings	37,436	37,496	39,165	38,231	38,584	38,960	39,904

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

8.2.3	Returns to Government

PNFC Sector entities provide returns to Government by way of dividends and current tax equivalent payments (TEPs).

Budget Strategy and Outlook 2017-18

Dividends

A GOC’s dividend policy is agreed with shareholding Ministers as part of the Statement of Corporate Intent for the relevant period. A Statement of Corporate Intent represents a performance contract between the shareholding Ministers and a GOC board, with the board being accountable to shareholding Ministers for meeting financial and non-financial performance targets and delivering on the outcomes detailed in the Statement of Corporate Intent. When establishing the dividend policy for the period, GOC boards are expected to ensure that it takes into account the return shareholders expect on their investments and the levels of equity required to maintain a preferred capital structure. The final dividend payment is determined in accordance with the GOC Act.

In 2016-17, the Government decided that some GOCs should retain some or all of their annual earnings, to fund upcoming capital projects.

Total forecast PNFC sector dividends for 2016-17 are estimated to be $1.641 billion, up from the $1.535 billion forecast at the time of the 2016-17 Budget (see Table 8.5). This increase in dividends has been driven by increased earnings from the electricity generation and network businesses, which have benefited from higher electricity demand during the year. The reductions in the AER’s Final Determination on Powerlink’s regulated revenue proposal are mainly driven by low levels of demand growth in coming years. These higher dividends will in part be used to fund the $771 million removal of Solar Bonus Scheme costs from electricity bills to provide electricity price relief to Queenslanders.

Dividends are projected to decrease to $1.095 billion by 2020-21, primarily driven by significant reductions in dividend returns from the electricity network businesses as a result of Powerlink’s new revenue determination which commences in 2017-18 and provides for significantly lower annual revenues than the previous determination period, and low regulated revenue growth for the network businesses over the forward estimates.

In addition to the dividends provided by the network businesses, Powerlink will retain $150 million of its 2016-17 earnings for the development of strategic transmission infrastructure to support a clean energy hub (discussed further in Box 8.1).

The generators are expected to provide strong dividends over the forward estimates. These returns will be supported by a tight wholesale market following the closure of large baseload generators in southern states.

In addition, Stanwell will retain $100 million of its 2016-17 earnings to help fund the proposed hydro-electric power station at Burdekin Falls Dam. Completion of the Burdekin Falls Dam project will be subject to feasibility investigations (discussed further in Box 8.1).

The port GOCs’ dividends in 2016-17 will be lower than budgeted reflecting a combination of non-recurring gains realised in 2015-16 instead of 2016-17, and lower earnings due to slightly lower tonnages than forecast, bad debts and higher interest costs. In addition, the Port of Townsville will retain around $13 million of earnings for 2016-17 as contribution towards the Townsville channel capacity upgrade (discussed further in Box 8.1). Over the forward estimates, dividends are estimated to stabilise and grow modestly in line with improving returns of the port businesses.

Budget Strategy and Outlook 2017-18

Dividends for the water GOCs in 2016-17 will be lower primarily due to SunWater retaining its 2016-17 earnings of $36 million to contribute to the dam safety works for the Burdekin Falls Dam (discussed further in Box 8.1).

Table 8.5	Dividends[1]

	2015-16	2016-17	2016-17	2017-18	2018-19	2019-20	2020-21
	Actual	Budget	Est. Act.	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Electricity Networks	1,146	1,000	1,068	716	626	621	537
Electricity Generation	175	216	378	463	388	390	291
Rail	182	164	120	92	128	155	151
Ports	134	114	69	86	101	111	113
Water	39	41	8	28	22	2	4
Other	20	—	—	10	—	—	—
Total PNFC sector dividends	1,696	1,535	1,641	1,395	1,265	1,279	1,095

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Tax equivalent payments

Tax equivalent payments (TEPs) are paid by the PNFC Sector entities to recognise the benefits derived because they are not liable to pay Australian Government tax. The primary objective of the payment is to promote competitive neutrality, through a uniform application of income tax laws between the government-owned entities and their privately held counterparts.

Total forecast PNFC Sector TEPs for 2016-17 are estimated to be $812 million, up from the projected $687 million at the time of the 2016-17 Budget (see Table 8.6).

Following a prolonged period of losses and deferred payments, CS Energy is forecast to record a small tax equivalent payment in 2018-19, followed by more substantial payments in the following two years. For Stanwell, after strong prices support tax equivalent payments in 2016-17 and 2017-18, less supportive market conditions will result in tax equivalent payments trending downwards over the latter half of the forward estimates.

For the Port GOCs, 2016-17 TEPs are estimated to be slightly lower than forecast reflecting a combination of non-recurring gains in 2015-16, lower than expected earnings from resources customers due to challenging market conditions, and higher interest costs. Over the forward estimates, TEPs are estimated to stabilise and grow modestly in line with improving returns of the port businesses.

Budget Strategy and Outlook 2017-18

Table 8.6	Tax equivalent payments[1]

	2015-16	2016-17	2016-17	2017-18	2018-19	2019-20	2020-21
	Actual	Budget	Est. Act.	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Electricity Networks	545	463	541	324	289	288	258
Electricity Generation	86	91	152	154	132	219	174
Rail	83	66	56	39	34	33	24
Ports	49	49	38	37	44	48	50
Water	31	9	16	11	7	1	2
Other	3	9	10	7	7	7	7
Total PNFC sector current tax equivalent payments	797	687	812	572	513	595	515

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Competitive neutrality fees

In accordance with the National Competition Policy principles, GOCs are expected to operate on the basis that they do not experience significant advantages or disadvantages by virtue of their Government ownership. One of the most significant advantages available to GOCs is the ability to borrow funds at a lower rate than private sector competitors on the basis of the State Government’s credit strength. In order to account for this advantage, the Competition Principles Agreement requires a notional charge to be applied to a GOC’s cost of debt. A competitive neutrality fee (CNF) is thus applied to all borrowings and financial arrangements in the nature of debt obligations. In general, changes in CNF payments reflect movements in borrowing amounts, interest rate spreads and the entity’s stand-alone credit rating.

Total forecast PNFC sector CNF payments for 2016-17 are estimated to be $112 million, $44 million lower than the $156 million forecast in the 2016-17 Budget (see Table 8.7). This reduction has been driven by the electricity network businesses as part of their debt restructuring arrangements.

Budget Strategy and Outlook 2017-18

Table 8.7	Competitive neutrality fee payments[1]

	2015-16	2016-17	2016-17	2017-18	2018-19	2019-20	2020-21
	Actual	Budget	Est. Act.	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Electricity Networks	134	94	48	59	74	93	112
Electricity Generation	23	21	21	22	20	19	20
Rail	33	30	31	32	33	33	35
Ports	7	7	9	11	11	11	11
Water	4	5	2	5	5	4	5
Total PNFC sector competitive neutrality fees	201	156	112	128	142	160	183

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

8.2.4	Community service obligation and Rail Transport Services Contract payments

The Government sometimes directs or requires its businesses to perform activities that are not in the entity’s commercial interest (for example, offering services at a reduced price). In these situations, Government will often provide a Community Service Obligation (CSO) payment to the entity for the cost of delivering the service.

Transport Services Contract (TSC) payments are made to Queensland Rail to provide rail passenger services at non-commercial (subsidised) prices for the commuter and tourism markets. Before the 2015-16 Budget, these payments were reported as CSOs.

Total forecast PNFC sector CSO and TSC payments for 2016-17 are estimated to be $2.212 billion, slightly down from $2.250 billion forecast at the time of the 2016-17 Budget (see Table 8.8).

In 2017-18, it is estimated that the Government will provide CSO and TSC payments to PNFC Sector entities of $2.209 billion. This is forecast to increase to $2.475 billion in 2020-21. The increase is attributable to the TSC and is due to a mix of factors such as growth in patronage, escalation of service delivery costs and forecast growth in services. The current TSC expires on 30 June 2018. The TSC projections from 2018-19 have been left unchanged from the 2016-17 Budget, with escalation applied in 2020-21. Further consideration will be given to the TSC structure and valuation following receipt of the CityTrain Response Unit’s findings and recommendations which are expected in 2018.

In line with the Queensland Government’s uniform electricity tariff policy, a CSO payment is provided to Ergon Energy to compensate the retail subsidiary for the increased costs of operating in regional Queensland. This subsidy is provided to ensure that Queenslanders, regardless of their geographic location, pay a similar price for their electricity. The estimated actual electricity CSO for 2016-17 is $610 million, higher than the $558 million forecast at the time of the 2016-17 Budget. This increase is largely due to increased retail sales as a result of the hotter and dryer conditions over the summer period.

Budget Strategy and Outlook 2017-18

Table 8.8	Community service obligation payments and Transport Services Contracts[1]

	2015-16	2016-17	2016-17	2017-18	2018-19	2019-20	2020-21
	Actual	Budget	Est. Act.	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Electricity Networks	541	558	610	488	462	498	493
Rail	1,570	1,680	1,590	1,710	1,719	1,933	1,981
Water	13	12	12	11	11	—	—
Total PNFC sector CSO and TSC	2,124	2,250	2,212	2,209	2,191	2,432	2,475

Note:

1.	Numbers may not add due to rounding.

Net flows, as shown in Table 8.9, represent the net value of flows to and from the PNFC Sector (the positive effect of dividends and TEPs less the negative effect of CSO and TSC payments).

Table 8.9	Net flows to the General Government Sector from PNFC Sector entities

	2015-16	2016-17	2016-17	2017-18	2018-19	2019-20	2020-21
	Actual	Budget	Est. Act.	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Net Flows	369	(28)	241	(242)	(479)	(451)	(756)

Note:

1.	Numbers may not add due to rounding. Bracketed numbers represent a net flow from the General Government Sector to the PNFC Sector.

8.2.5	Equity movements

The levels and weightings of GOC debt and equity are managed by the Government to maintain an optimal and efficient capital structure. Corporations may have different target capital structures for different business entities or to support expected capital programs and projects.

Total forecast PNFC equity movements for 2016-17 are estimated to be a reduction of equity of $87 million. In 2016-17, Powerlink have returned a special dividend of $160 million, with further material equity returns from the network businesses forecast from 2018-19 in order to maintain the Government’s target gearing ratio. The equity return is forecast to increase over the forward estimates in line with the current forecast for inflation.

In November 2016, North Queensland Bulk Ports Limited returned $110 million of equity to Government as a special dividend under the Debt Action Plan, while the Port of Townsville Limited is receiving an equity injection of around $62 million for the Townsville channel capacity upgrade. The Government will contribute $60 million over two years from 2018-19 to widen and deepen the Trinity Inlet Channel and swing basin at the Port of Cairns. The project will allow cruise ships up to 300 metres in length access to the Port, and also facilitate future Navy expansion plans. The project has an estimated cost of $120 million and will be subject to an Environmental Impact Statement and business case approval.

Budget Strategy and Outlook 2017-18

In 2016-17, Sunwater will receive a $100 million equity injection to undertake essential dam safety upgrades at Burdekin Falls Dam, and to develop a detailed business case for improvement works to the saddle dam and monoliths, to ensure the dam continues to meet current best practice safety standards.

Equity increases for Queensland Rail over 2017-18 to 2019-20 relate to funding provided for the North Coast Line capacity improvement project.

Table 8.10	Equity movements[1]

	2015-16	2016-17	2016-17	2017-18	2018-19	2019-20	2020-21
	Actual	Budget	Est. Act.	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Electricity Networks	(197)	(160)	(160)	(20)	(291)	(429)	(520)
Electricity Generation	(150)	—	—	—	—	—	—
Rail	—	84	—	18	45	37	—
Ports	(335)	(110)	(48)	—	30	30	—
Water	(260)	(130)	100	—	—	—	—
Other	38	12	21	—	—	—	—
Total PNFC sector equity movements	(904)	(305)	(87)	(1)	(216)	(362)	(520)

Note:

1.	Bracketed numbers represent equity returns from the PNFC Sector to the General Government Sector.

Budget Strategy and Outlook 2017-18

9	Uniform Presentation Framework

9.1	Context

This chapter contains detailed financial statements for the Queensland Public Sector prepared under the Uniform Presentation Framework (UPF) of reporting as required under the Australian Loan Council arrangements.

The UPF was reviewed following the release in October 2007 of the Australian Accounting Standards Board’s (AASB) accounting standard, AASB 1049 Whole of Government and General Government Sector Financial Reporting. The standard aims to harmonise Government Finance Statistics (GFS) and Generally Accepted Accounting Principles (GAAP) with the objective of improving the clarity and transparency of government financial statements.

In addition, the chapter provides:

•	a reconciliation of the General Government Sector net operating balance to the accounting operating result

•	a time series for the General Government Sector using the revised UPF

•	details of General Government Sector grant revenue and expenses

•	details of General Government Sector dividend and income tax equivalent income

•	data on General Government Sector expenses and purchases of non-financial assets by function

•	details of taxation revenue collected by the General Government Sector

•	the State’s revised Loan Council Budget allocation

•	details of contingent liabilities

•	background information on the revised UPF and disclosure differences arising from it, including the conceptual basis, sector definitions and a list of reporting entities.

9.2	Uniform Presentation Framework financial information

The tables on the following pages present operating statements, balance sheets and cash flow statements prepared on a harmonised basis for the General Government, Public Non-financial Corporations (PNFC) and Non-financial Public Sectors.

Under the UPF requirements, budgeted financial information for the Public Financial Corporations Sector is not included.

Budget Strategy and Outlook 2017-18

Table 9.1	General Government Sector Operating Statement[1]

			2015-16 Outcome $ million	2016-17 Budget $ million	2016-17 Est. Actual $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million

	Revenue from Transactions
	Taxation revenue		12,547	13,150	12,945	13,298	14,031	14,843	15,707
	Grants revenue		23,740	27,116	27,708	27,631	27,824	28,682	29,007
	Sales of goods and services		5,926	5,423	5,830	6,067	6,101	6,268	6,366
	Interest income		2,543	2,296	2,300	2,330	2,225	1,949	1,881
	Dividend and income tax equivalent income		2,661	2,307	2,538	2,057	1,881	2,003	1,769
	Other revenue		3,577	3,156	5,113	4,487	4,075	4,142	4,253
	Total Revenue from Transactions		50,995	53,449	56,434	55,869	56,138	57,887	58,982

Less	Expenses from Transactions
	Employee expenses		20,044	20,930	21,203	22,420	22,724	23,696	24,561
	Superannuation expenses
	Superannuation interest cost		767	810	514	600	637	664	668
	Other superannuation expenses		2,507	2,628	2,707	2,753	2,749	2,752	2,781
	Other operating expenses		15,000	16,220	15,932	17,037	15,959	16,076	16,346
	Depreciation and amortisation		2,927	3,501	3,009	3,093	3,194	3,327	3,457
	Other interest expenses		2,220	1,693	1,702	1,706	1,690	1,671	1,755
	Grants expenses		6,559	6,799	8,543	8,114	9,068	8,996	9,006
	Total Expenses from Transactions		50,025	52,582	53,610	55,723	56,021	57,183	58,574

Equals	Net Operating Balance		970	867	2,824	146	117	704	408

Plus	Other economic flows - included in operating result		119	(629)	220	(75)	164	219	329

Equals	Operating Result		1,088	239	3,044	71	281	923	737

Plus	Other economic flows - other movements in equity		22,639	2,404	3,112	3,785	2,389	1,779	1,644

Equals	Comprehensive Result - Total Change In Net Worth		23,728	2,642	6,156	3,856	2,670	2,702	2,380

	KEY FISCAL AGGREGATES

	Net Operating Balance		970	867	2,824	146	117	704	408

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets		4,092	5,452	4,416	5,123	6,471	7,015	6,462
	Less	Sales of non-financial assets	254	341	382	392	349	383	267
	Less	Depreciation	2,927	3,501	3,009	3,093	3,194	3,327	3,457
	Plus	Change in inventories	(37)	33	20	73	(54)	(81)	(38)
	Plus	Other movements in non-financial assets	556	1,231	911	797	1,189	205	205
	Equals	Total Net Acquisition of Non-financial Assets	1,431	2,873	1,956	2,508	4,063	3,429	2,904

Equals	Fiscal Balance		(461)	(2,006)	868	(2,363)	(3,946)	(2,725)	(2,496)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2017-18

Table 9.2	Public Non-financial Corporations Sector Operating Statement[1]

			2015-16 Outcome $ million	2016-17 Budget $ million	2016-17 Est. Actual $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million

	Revenue from Transactions
	Grants revenue		699	716	1,555	647	613	639	636
	Sales of goods and services		10,777	10,869	11,957	10,950	11,172	11,468	11,615
	Interest income		62	40	33	37	37	43	43
	Dividend and income tax equivalent income		14	14	14	14	14	14	14
	Other revenue		310	137	354	300	219	219	221
	Total Revenue from Transactions		11,863	11,776	13,913	11,948	12,054	12,383	12,529

Less	Expenses from Transactions
	Employee expenses		1,625	1,720	1,835	1,925	1,945	1,988	2,020
	Superannuation expenses
	Superannuation interest cost		(12)	—	—	—	—	—	—
	Other superannuation expenses		201	218	142	155	158	160	163
	Other operating expenses		3,400	3,271	3,922	3,388	3,527	3,621	3,889
	Depreciation and amortisation		2,346	2,458	2,406	2,575	2,666	2,744	2,789
	Other interest expenses		1,885	2,038	2,022	1,952	1,949	1,940	1,983
	Grants expenses		15	15	791	21	21	21	22
	Other property expenses		802	693	818	578	520	602	521
	Total Expenses from Transactions		10,263	10,414	11,936	10,594	10,785	11,076	11,387

Equals	Net Operating Balance		1,600	1,362	1,977	1,354	1,269	1,307	1,141

Plus	Other economic flows - included in operating result		(277)	(12)	(114)	57	(15)	(119)	(130)

Equals	Operating Result		1,323	1,350	1,863	1,412	1,254	1,188	1,012

Plus	Other economic flows - other movements in equity		(3,339)	(1,354)	(1,971)	60	(905)	(1,156)	(1,089)

Equals	Comprehensive Result - Total Change In Net Worth		(2,016)	(4)	(108)	1,472	349	32	(78)

	KEY FISCAL AGGREGATES

	Net Operating Balance		1,600	1,362	1,977	1,354	1,269	1,307	1,141

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets		2,773	2,812	2,512	2,866	3,057	2,994	2,991
	Less	Sales of non-financial assets	45	17	30	46	48	47	37
	Less	Depreciation	2,346	2,458	2,406	2,575	2,666	2,744	2,789
	Plus	Change in inventories	(35)	(18)	30	3	7	8	5
	Plus	Other movements in non-financial assets	75	16	65	68	68	69	70
	Equals	Total Net Acquisition of Non-financial Assets	422	335	170	316	420	280	241

Equals	Fiscal Balance		1,178	1,027	1,807	1,038	849	1,027	900

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2017-18

Table 9.3	Non-financial Public Sector Operating Statement[1]

			2015-16 Outcome $ million	2016-17 Budget $ million	2016-17 Est. Actual $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million

	Revenue from Transactions
	Taxation revenue		12,231	12,879	12,732	13,062	13,778	14,570	15,408
	Grants revenue		23,823	27,197	27,794	27,722	27,908	28,765	29,091
	Sales of goods and services		14,882	14,383	15,947	15,025	15,196	15,605	15,788
	Interest income		2,605	2,336	2,334	2,367	2,262	1,992	1,925
	Dividend and income tax equivalent income		182	99	98	103	117	142	173
	Other revenue		3,884	3,294	5,467	4,786	4,294	4,361	4,473
	Total Revenue from Transactions		57,608	60,188	64,373	63,066	63,554	65,435	66,858

Less	Expenses from Transactions
	Employee expenses		21,571	22,546	22,948	24,249	24,571	25,585	26,479
	Superannuation expenses
	Superannuation interest cost		755	810	514	600	637	664	668
	Other superannuation expenses		2,709	2,847	2,849	2,908	2,906	2,912	2,944
	Other operating expenses		16,564	17,577	18,010	18,428	17,402	17,559	18,034
	Depreciation and amortisation		5,274	5,959	5,414	5,668	5,860	6,071	6,246
	Other interest expenses		3,904	3,575	3,612	3,530	3,496	3,451	3,556
	Grants expenses		5,958	6,179	7,866	7,579	8,560	8,461	8,476
	Total Expenses from Transactions		56,735	59,494	61,213	62,961	63,433	64,704	66,404

Equals	Net Operating Balance		873	694	3,160	105	121	732	454

Plus	Other economic flows - included in operating result		(753)	(801)	(54)	(37)	(142)	(329)	(321)

Equals	Operating Result		120	(106)	3,106	67	(21)	403	133

Plus	Other economic flows - other movements in equity		23,608	2,749	3,050	3,789	2,691	2,299	2,248

Equals	Comprehensive Result - Total Change In Net Worth		23,728	2,642	6,156	3,856	2,670	2,702	2,380

	KEY FISCAL AGGREGATES

	Net Operating Balance		873	694	3,160	105	121	732	454

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets		6,900	8,264	6,899	7,989	9,529	10,009	9,453
	Less	Sales of non-financial assets	292	358	383	438	397	430	304
	Less	Depreciation	5,274	5,959	5,414	5,668	5,860	6,071	6,246
	Plus	Change in inventories	(72)	15	49	77	(47)	(73)	(33)
	Plus	Other movements in non-financial assets	631	1,247	975	865	1,258	274	275
	Equals	Total Net Acquisition of Non-financial Assets	1,893	3,208	2,126	2,825	4,482	3,709	3,145

Equals	Fiscal Balance		(1,020)	(2,514)	1,034	(2,720)	(4,362)	(2,978)	(2,691)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2017-18

Table 9.4	General Government Sector Balance Sheet[1]

	2015-16 Outcome $ million	2016-17 Budget $ million	2016-17 Est. Actual $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million

Assets
Financial Assets
Cash and deposits	1,104	658	710	548	617	671	694
Advances paid	632	812	711	831	872	832	846
Investments, loans and placements	33,612	33,589	33,550	32,301	30,418	29,214	29,260
Receivables	4,282	3,907	4,818	4,190	4,284	4,579	4,523
Equity
Investments in other public sector entities	20,477	21,320	21,315	22,787	23,136	23,169	23,091
Investments - other	157	176	156	156	156	156	156
Total Financial Assets	60,265	60,462	61,260	60,814	59,483	58,620	58,570

Non-financial Assets
Land and other fixed assets	200,647	178,628	203,084	205,439	210,924	215,158	218,819
Other non-financial assets	6,377	7,058	6,561	6,969	6,575	6,817	6,964
Total Non-financial Assets	207,024	185,686	209,645	212,407	217,499	221,975	225,783

Total Assets	267,289	246,148	270,906	273,222	276,981	280,596	284,352

Liabilities
Payables	3,596	3,209	4,008	4,089	4,227	4,324	4,369
Superannuation liability	27,360	25,891	24,998	23,355	21,736	20,334	18,909
Other employee benefits	5,217	5,179	5,359	5,510	5,665	5,746	5,943
Deposits held	3	—	3	3	3	3	3
Advances received	514	809	1,328	1,541	1,257	913	870
Borrowing	35,486	37,775	33,937	33,758	36,393	38,760	41,244
Other liabilities	3,204	3,559	3,207	3,044	3,107	3,222	3,340
Total Liabilities	75,380	76,421	72,840	71,299	72,389	73,301	74,678

Net Worth	191,910	169,726	198,066	201,922	204,592	207,294	209,675

Net Financial Worth	(15,114)	(15,960)	(11,579)	(10,485)	(12,907)	(14,681)	(16,108)
Net Financial Liabilities	35,591	37,279	32,895	33,273	36,043	37,849	39,199
Net Debt	654	3,525	297	1,622	5,748	8,960	11,318

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2017-18

Table 9.5	Public Non-financial Corporations Sector Balance Sheet[1]

	2015-16 Outcome $ million	2016-17 Budget $ million	2016-17 Est. Actual $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million

Assets
Financial Assets
Cash and deposits	1,542	539	1,489	524	446	467	502
Advances paid	33	275	849	1,073	809	556	556
Investments, loans and placements	530	333	885	395	383	382	380
Receivables	1,473	1,634	1,699	1,610	1,592	1,576	1,606
Equity
Investments - other	267	226	280	280	280	280	280
Total Financial Assets	3,845	3,008	5,202	3,882	3,510	3,260	3,323

Non-financial Assets
Land and other fixed assets	60,166	61,675	61,133	62,730	63,751	64,637	65,453
Other non-financial assets	1,491	1,342	1,270	1,112	1,089	1,092	1,112
Total Non-financial Assets	61,657	63,017	62,403	63,842	64,840	65,729	66,565

Total Assets	65,502	66,026	67,605	67,724	68,350	68,989	69,888

Liabilities
Payables	2,825	2,407	3,431	2,809	2,516	2,566	2,442
Superannuation liability	(171)	(242)	(163)	(155)	(147)	(139)	(131)
Other employee benefits	696	681	767	767	769	775	781
Deposits held	20	24	23	23	23	23	23
Advances received	8	7	7	7	6	5	4
Borrowing	37,436	37,496	39,165	38,231	38,584	38,960	39,904
Other liabilities	7,479	7,482	7,274	7,470	7,677	7,846	7,989
Total Liabilities	48,294	47,854	50,504	49,151	49,429	50,035	51,012

Net Worth	17,208	18,172	17,101	18,573	18,921	18,954	18,876

Net Financial Worth	(44,449)	(44,845)	(45,302)	(45,269)	(45,919)	(46,775)	(47,689)
Net Debt	35,359	36,378	35,972	36,268	36,975	37,583	38,494

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2017-18

Table 9.6	Non-financial Public Sector Balance Sheet[1]

	2015-16 Outcome $ million	2016-17 Budget $ million	2016-17 Est. Actual $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million

Assets
Financial Assets
Cash and deposits	2,646	1,197	2,199	1,073	1,063	1,138	1,196
Advances paid	657	830	728	842	876	830	845
Investments, loans and placements	34,142	33,922	34,436	32,696	30,801	29,595	29,640
Receivables	3,774	3,780	4,477	4,005	4,050	4,119	4,241
Equity
Investments in other public sector entities	3,269	3,148	4,216	4,216	4,216	4,216	4,216
Investments - other	424	402	436	436	436	436	436
Total Financial Assets	44,913	43,280	46,491	43,267	41,441	40,334	40,573

Non-financial Assets
Land and other fixed assets	260,813	240,303	264,217	268,168	274,675	279,794	284,271
Other non-financial assets	1,063	1,541	1,239	1,451	863	916	888
Total Non-financial Assets	261,876	241,844	265,456	269,619	275,537	280,711	285,159

Total Assets	306,789	285,124	311,947	312,885	316,978	321,044	325,732

Liabilities
Payables	4,484	3,909	5,450	5,155	4,971	4,909	4,979
Superannuation liability	27,189	25,649	24,835	23,200	21,589	20,195	18,778
Other employee benefits	5,913	5,860	6,126	6,277	6,435	6,521	6,724
Deposits held	23	24	26	26	26	26	26
Advances received	514	559	504	485	459	360	317
Borrowing	72,922	75,270	73,102	71,989	74,978	77,720	81,148
Other liabilities	3,835	4,127	3,838	3,831	3,929	4,020	4,085
Total Liabilities	114,879	115,397	113,881	110,963	112,386	113,750	116,057

Net Worth	191,910	169,726	198,066	201,922	204,592	207,294	209,675

Net Financial Worth	(69,966)	(72,118)	(67,390)	(67,697)	(70,945)	(73,416)	(75,484)
Net Financial Liabilities	73,235	75,266	71,605	71,912	75,160	77,632	79,699
Net Debt	36,013	39,903	36,269	37,890	42,722	46,543	49,811

Notes:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2017-18

Table 9.7	General Government Sector Cash Flow Statement[1]

	2015-16 Outcome $ million	2016-17 Budget $ million	2016-17 Est. Actual $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million

Cash Receipts from Operating Activities
Taxes received	12,588	13,140	12,935	13,296	14,029	14,842	15,705
Grants and subsidies received	23,891	27,054	27,798	27,695	27,894	28,751	29,078
Sales of goods and services	6,083	5,721	6,037	6,087	6,250	6,412	6,505
Interest receipts	2,536	2,296	2,299	2,328	2,223	1,947	1,879
Dividends and income tax equivalents	3,754	1,652	1,766	2,309	2,023	1,901	2,029
Other receipts	4,385	4,279	6,204	5,606	5,166	5,266	5,357
Total Operating Receipts	53,237	54,142	57,040	57,320	57,586	59,119	60,553

Cash Payments for Operating Activities
Payments for employees	(22,830)	(24,366)	(24,489)	(26,099)	(26,527)	(27,766)	(28,553)
Payments for goods and services	(16,459)	(17,443)	(17,050)	(18,359)	(17,122)	(17,243)	(17,520)
Grants and subsidies	(6,750)	(6,731)	(8,451)	(8,036)	(8,957)	(8,946)	(8,947)
Interest paid	(2,223)	(1,693)	(1,702)	(1,706)	(1,690)	(1,671)	(1,755)
Other payments	(271)	(349)	(276)	(311)	(333)	(354)	(369)
Total Operating Payments	(48,533)	(50,581)	(51,968)	(54,511)	(54,629)	(55,979)	(57,143)

Net Cash Inflows from Operating Activities	4,704	3,561	5,072	2,809	2,957	3,141	3,410

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(4,092)	(5,452)	(4,416)	(5,123)	(6,471)	(7,015)	(6,462)
Sales of non-financial assets	254	341	382	392	349	383	267
Net Cash Flows from Investments in Non-financial Assets	(3,838)	(5,111)	(4,034)	(4,731)	(6,122)	(6,632)	(6,195)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	3,348	911	763	502	105	300	414

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	2,540	(214)	(1,833)	1,268	1,905	1,227	(24)

Receipts from Financing Activities
Advances received (net)	(111)	197	752	168	(361)	(333)	(84)
Borrowing (net)	(6,738)	665	(1,114)	(176)	1,584	2,352	2,502
Deposits received (net)	1	—	—	—	—	—	—
Net Cash Flows from Financing Activities	(6,848)	862	(362)	(9)	1,223	2,019	2,419

Net Increase/(Decrease) in Cash held	(94)	10	(394)	(161)	68	54	23

Net cash from operating activities	4,704	3,561	5,072	2,809	2,957	3,141	3,410
Net cash flows from investments in non-financial assets	(3,838)	(5,111)	(4,034)	(4,731)	(6,122)	(6,632)	(6,195)
Surplus/(Deficit)	866	(1,550)	1,038	(1,922)	(3,165)	(3,491)	(2,785)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	866	(1,550)	1,038	(1,922)	(3,165)	(3,491)	(2,785)
Acquisitions under finance leases and similar arrangements	(341)	(1,032)	(715)	(618)	(1,045)	—	—
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	525	(2,582)	322	(2,540)	(4,210)	(3,491)	(2,785)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2017-18

Table 9.8	Public Non-financial Corporations Sector Cash Flow Statement[1]

	2015-16 Outcome $ million	2016-17 Budget $ million	2016-17 Est. Actual $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million

Cash Receipts from Operating Activities
Grants and subsidies received	689	693	1,523	623	565	604	601
Sales of goods and services	11,917	11,861	12,973	12,268	12,387	12,663	12,772
Interest receipts	62	40	33	37	37	43	43
Dividends and income tax equivalents	14	14	14	14	14	14	14
Other receipts	214	96	308	257	177	143	183
Total Operating Receipts	12,896	12,704	14,852	13,198	13,180	13,467	13,613

Cash Payments for Operating Activities
Payments for employees	(1,776)	(1,919)	(1,979)	(2,072)	(2,093)	(2,135)	(2,169)
Payments for goods and services	(3,778)	(3,904)	(4,771)	(4,146)	(4,238)	(4,212)	(4,599)
Grants and subsidies	(14)	(14)	(18)	(287)	(277)	(266)	(20)
Interest paid	(1,832)	(2,059)	(2,028)	(1,960)	(1,951)	(1,945)	(1,981)
Other payments	(1,558)	(1,461)	(1,525)	(1,118)	(1,061)	(1,013)	(1,107)
Total Operating Payments	(8,957)	(9,356)	(10,322)	(9,584)	(9,620)	(9,571)	(9,877)

Net Cash Inflows from Operating Activities	3,939	3,347	4,530	3,614	3,561	3,896	3,736

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(2,773)	(2,812)	(2,512)	(2,866)	(3,057)	(2,994)	(2,991)
Sales of non-financial assets	45	17	30	46	48	47	37
Net Cash Flows from Investments in Non-financial Assets	(2,729)	(2,795)	(2,482)	(2,820)	(3,010)	(2,947)	(2,954)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(3,331)	(755)	(755)	(20)	(150)	(336)	(414)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	20	(2)	7	—	—	—	—

Receipts from Financing Activities
Advances received (net)	(1)	(251)	(824)	(233)	256	245	(1)
Borrowing (net)	4,461	540	294	122	603	388	946
Dividends paid	(2,669)	(670)	(747)	(1,646)	(1,383)	(1,263)	(1,278)
Deposits received (net)	(7)	3	3	—	—	—	—
Other financing (net)	(143)	(156)	(78)	18	45	37	—
Net Cash Flows from Financing Activities	1,642	(535)	(1,353)	(1,738)	(479)	(593)	(333)

Net Increase/(Decrease) in Cash held	(458)	(739)	(53)	(965)	(78)	21	35

Net cash from operating activities	3,939	3,347	4,530	3,614	3,561	3,896	3,736
Net cash flows from investments in non-financial assets	(2,729)	(2,795)	(2,482)	(2,820)	(3,010)	(2,947)	(2,954)
Dividends paid	(2,669)	(670)	(747)	(1,646)	(1,383)	(1,263)	(1,278)
Surplus/(Deficit)	(1,459)	(118)	1,301	(853)	(832)	(313)	(497)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(1,459)	(118)	1,301	(853)	(832)	(313)	(497)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(1,459)	(118)	1,301	(853)	(832)	(313)	(497)
Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2017-18

Table 9.9	Non-financial Public Sector Cash Flow Statement[1]

	2015-16 Outcome $ million	2016-17 Budget $ million	2016-17 Est. Actual $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million

Cash Receipts from Operating Activities
Taxes received	12,267	12,878	12,731	13,061	13,777	14,569	15,407
Grants and subsidies received	23,945	27,123	27,865	27,775	27,966	28,823	29,151
Sales of goods and services	16,211	15,316	16,806	16,007	16,204	16,589	16,727
Interest receipts	2,598	2,336	2,333	2,365	2,260	1,990	1,922
Dividends and income tax equivalents	199	100	129	94	109	131	153
Other receipts	4,596	4,375	6,512	5,862	5,343	5,408	5,540
Total Operating Receipts	59,816	62,129	66,376	65,164	65,659	67,511	68,900

Cash Payments for Operating Activities
Payments for employees	(24,507)	(26,181)	(26,379)	(28,075)	(28,522)	(29,801)	(30,621)
Payments for goods and services	(18,389)	(19,095)	(19,630)	(20,173)	(18,940)	(18,982)	(19,584)
Grants and subsidies	(6,128)	(6,120)	(7,012)	(7,781)	(8,740)	(8,679)	(8,439)
Interest paid	(3,849)	(3,604)	(3,627)	(3,539)	(3,499)	(3,455)	(3,554)
Other payments	(928)	(890)	(873)	(820)	(823)	(818)	(836)
Total Operating Payments	(53,801)	(55,891)	(57,521)	(60,387)	(60,525)	(61,736)	(63,033)

Net Cash Inflows from Operating Activities	6,015	6,238	8,855	4,776	5,135	5,774	5,867

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(6,900)	(8,264)	(6,899)	(7,989)	(9,529)	(10,009)	(9,453)
Sales of non-financial assets	292	358	383	438	397	430	304
Net Cash Flows from Investments in Non-financial Assets	(6,607)	(7,906)	(6,516)	(7,551)	(9,132)	(9,579)	(9,149)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(2)	—	(11)	500	—	—	—

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	2,559	(215)	(1,826)	1,268	1,905	1,227	(24)

Receipts from Financing Activities
Advances received (net)	(112)	(54)	(72)	(65)	(104)	(88)	(84)
Borrowing (net)	(2,277)	1,205	(821)	(54)	2,187	2,740	3,448
Deposits received (net)	(6)	3	3	—	—	—	—
Other financing (net)	(123)	—	(59)	—	—	—	—
Net Cash Flows from Financing Activities	(2,517)	1,154	(949)	(119)	2,082	2,653	3,364

Net Increase/(Decrease) in Cash held	(553)	(729)	(448)	(1,126)	(10)	75	58

Net cash from operating activities	6,015	6,238	8,855	4,776	5,135	5,774	5,867
Net cash flows from investments in non-financial assets	(6,607)	(7,906)	(6,516)	(7,551)	(9,132)	(9,579)	(9,149)
Surplus/(Deficit)	(593)	(1,667)	2,339	(2,775)	(3,997)	(3,804)	(3,282)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(593)	(1,667)	2,339	(2,775)	(3,997)	(3,804)	(3,282)
Acquisitions under finance leases and similar arrangements	(341)	(1,032)	(715)	(618)	(1,045)	—	—
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(934)	(2,700)	1,624	(3,393)	(5,042)	(3,804)	(3,282)

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2017-18

9.3	Reconciliation of net operating balance to accounting operating result

The primary difference between the net operating balance and the accounting operating result calculated under Australian Accounting Standards is that valuation adjustments are excluded from the net operating balance.

Data presented in Table 9.10 provides a reconciliation of the General Government Sector net operating balance to the accounting operating result.

Table 9.10	Reconciliation of UPF net operating balance to accounting operating result[1]

	2016-17 Budget $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million

Net operating balance General Government sector (Table 9.1)	867	2,824	146

Remeasurement/valuation adjustments
Bad debts and amortisation	(88)	(90)	(89)
Deferred tax equivalents	(54)	1	64
Dividends from network GOCs under Debt Action Plan (treated as return of equity for UPF)	160	660	20
Market value adjustments on financial assets and liabilities	(487)	(308)	17
Revaluation of provisions	75	120	66
Decommissioned infrastructure assets and land under roads	(143)	(143)	(143)
Gain/(loss) on assets sold/written off/impaired	(92)	(20)	(9)

Accounting operating result General Government sector	239	3,044	71

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

9.4	General Government Sector time series

Data presented in Table 9.11 provides a time series from 2004-05 to 2015-16 for the General Government Sector on the key fiscal aggregates used by the Government to measure financial performance. These aggregates have been backcast (as far as possible) to comply with AASB 1049 Whole of Government and General Government Sector Financial Reporting.

Budget Strategy and Outlook 2017-18

Table 9.11: General Government Sector time series1

	2004-05 Actual $ million	2005-06 Actual $ million	2006-07 Actual $ million	2007-08 Actual $ million	2008-09 Actual $ million	2009-10 Actual $ million	2010-11 Actual $ million	2011-12 Actual $ million	2012-13 Actual $ million	2013-14 Actual $ million	2014-15 Actual $ million	2015-16 Actual $ million

Revenue from Transactions
Taxation revenue	6,952	7,396	8,484	9,546	8,866	9,375	9,981	10,608	10,937	11,840	12,598	12,547
Grant revenue	12,755	13,590	14,378	15,510	17,481	20,205	20,338	22,652	18,322	21,740	23,583	23,740
Sales of goods and services	2,380	2,641	2,909	3,357	3,648	3,961	4,172	5,002	5,087	5,039	5,443	5,926
Interest income	2,972	3,414	3,338	(275)	1,482	2,204	2,368	2,485	2,644	2,460	2,470	2,543
Dividend and income tax equivalent income	1,022	1,059	858	1,244	1,180	949	1,232	1,112	1,351	1,975	2,554	2,661
Other revenue	1,517	1,983	2,032	2,041	4,421	3,033	3,921	3,942	3,415	3,650	3,322	3,577
Total Revenue	27,599	30,084	31,999	31,424	37,078	39,727	42,013	45,801	41,755	46,705	49,970	50,995

Expenses from Transactions
Employee expenses	9,621	10,615	11,731	13,175	14,310	15,566	16,826	18,250	18,130	17,816	18,592	20,044
Superannuation expenses
Superannuation interest costs	867	840	1,154	816	858	1,320	1,240	1,216	923	963	878	767
Other superannuation expenses	1,238	1,367	1,513	1,865	2,012	2,051	2,171	2,301	2,420	2,277	2,319	2,507
Other operating expenses	4,522	5,236	6,138	6,646	7,300	7,568	8,646	9,497	12,817	13,108	14,539	15,000
Depreciation and amortisation	1,526	1,678	1,764	1,851	2,496	2,501	2,507	2,777	2,902	3,060	3,137	2,927
Other interest expenses	213	174	180	347	599	803	1,125	1,659	1,940	2,200	2,328	2,220
Grant expenses	5,647	6,467	7,565	8,329	9,525	9,790	10,963	10,327	7,182	6,792	7,758	6,559
Total Expenses	23,634	26,378	30,046	33,030	37,099	39,599	43,479	46,028	46,312	46,217	49,551	50,025

Net Operating Balance	3,964	3,707	1,953	(1,606)	(21)	128	(1,466)	(226)	(4,558)	488	420	970

OTHER KEY AGGREGATES

Purchases of non-financial assets	2,717	3,196	4,412	5,725	6,772	8,959	8,237	7,971	7,001	6,323	4,635	4,092

Net acquisition of non-financial assets	1,016	1,234	2,157	3,680	4,349	6,665	5,583	5,241	3,389	3,087	992	1,431

Fiscal Balance	2,946	2,472	(204)	(5,286)	(4,371)	(6,537)	(7,049)	(5,467)	(7,947)	(2,599)	(572)	(461)

Cash Surplus/(Deficit)	4,635	4,649	2,360	(4,924)	(2,866)	(5,341)	(5,880)	(4,951)	(8,585)	(3,345)	(131)	866

Net Worth	92,148	104,446	118,532	193,838	184,277	175,588	177,875	170,745	172,963	166,492	171,933	191,910

Net Debt	(19,354)	(23,203)	(26,622)	(22,586)	(19,251)	(13,354)	(9,542)	(5,720)	2,399	5,208	5,749	654

Borrowing	2,794	2,084	2,267	6,328	10,308	15,916	24,593	29,517	37,878	41,368	43,105	35,486

Borrowing (NFPS)	15,819	17,314	23,971	30,856	42,645	51,713	53,708	61,542	69,086	72,637	75,233	72,922

Note:

1.	Numbers may not add due to rounding and bracketed numbers represent negative amounts.

Source: Report on State Finances for Queensland 2004-05 to 2015-16. (Numbers have been recast for changes to UPF

Budget Strategy and Outlook 2017-18

9.5	Other General Government uniform presentation framework data

Data in the following tables are presented in accordance with the UPF.

9.5.1	Grants

Data presented in Tables 9.12 and 9.13 provide details of General Government Sector current and capital grant revenue and expenses.

Table 9.12	General Government Sector grant revenue[1]

	2016-17 Est. Act. $ million	2017-18 Budget $ million

Current grant revenue
Current grants from the Commonwealth
General purpose grants	13,947	14,779
Specific purpose grants	7,355	7,470
Specific purpose grants for on-passing	3,087	2,747
Total current grants from the Commonwealth	24,388	24,996
Other contributions and grants	365	303
Total current grant revenue	24,753	25,299

Capital grant revenue
Capital grants from the Commonwealth
Specific purpose grants	2,869	2,251
Specific purpose grants for on-passing	7	5
Total capital grants from the Commonwealth	2,876	2,256
Other contributions and grants	79	76
Total capital grant revenue	2,955	2,332
Total grant revenue	27,708	27,631

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2017–18

Table 9.13	General Government Sector grant expense[1]

	2016-17 Est. Act. $ million	2017-18 Budget $ million

Current grant expense
Private and Not-for-profit sector	1,926	2,134
Private and Not-for-profit sector on-passing	2,413	2,521
Local Government	216	229
Local Government on-passing	683	233
Grants to other sectors of Government	1,576	1,145
Other	389	279
Total current grant expense	7,202	6,541

Capital grant expense
Private and Not-for-profit sector	255	290
Local Government	899	1,121
Local Government on-passing	7	5
Grants to other sectors of Government	29	10
Other	151	148
Total capital grant expense	1,341	1,573
Total grant expense	8,543	8,114

Note:

1.	Numbers may not add due to rounding.

9.5.2	Dividend and income tax equivalent income

Table 9.14 provides details of the source of dividend and income tax equivalent income in the General Government sector.

Table 9.14	General Government Sector dividend and income tax equivalent income[1]

	2016-17 Est. Act. $ million	2017-18 Budget $ million
Dividend and Income Tax Equivalent income from PNFC sector	2,454	1,969
Dividend and Income Tax Equivalent income from PFC sector	84	88
Total Dividend and Income Tax Equivalent income	2,538	2,057

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2017-18

9.5.3	Expenses by function

Data presented in Table 9.15 provides details of General Government Sector expenses by function.

Table 9.15	General Government Sector expenses by function[1]

	2016-17 Budget $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million

General public services	1,818	1,588	1,595	1,546	1,516	1,441
Public order and safety	4,796	4,820	5,138	5,195	5,332	5,459
Education	12,650	12,643	13,458	13,854	14,493	15,206
Health	15,080	16,081	16,444	16,823	17,523	18,104
Social security and welfare	3,226	3,227	3,589	4,200	4,030	4,192
Housing and community amenities	1,592	1,554	1,756	1,727	1,766	1,727
Recreation and culture	1,263	1,267	1,782	994	911	908
Fuel and energy	607	1,422	527	489	534	526
Agriculture, forestry, fishing and hunting	614	730	672	626	619	610
Mining, manufacturing and construction	331	327	317	308	318	320
Transport and communications	6,007	5,537	5,752	5,620	5,776	5,808
Other economic affairs	732	728	846	765	743	733
Other purposes	3,865	3,686	3,847	3,874	3,621	3,540

Total Expenses	52,582	53,610	55,723	56,021	57,183	58,574

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2017-18

9.5.4	Purchases of non-financial assets by function

Data presented in Table 9.16 provides details of General Government Sector purchases of non-financial assets by function.

Table 9.16	General Government Sector purchases of non-financial assets by function[1]

	2016-17 Budget $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million

General public services	39	87	46	162	154	26
Public order and safety	373	248	552	362	304	309
Education	493	525	643	687	626	496
Health	833	700	984	991	712	530
Social security and welfare	30	35	55	54	48	42
Housing and community amenities	400	273	434	297	265	255
Recreation and culture	163	61	99	226	180	38
Agriculture, forestry, fishing and hunting	23	18	23	23	20	20
Mining, manufacturing and construction	5	6	7	7	2	2
Transport and communications	2,973	2,397	2,100	3,412	4,627	4,712
Other economic affairs	7	6	8	8	7	7
Other purposes	112	59	173	244	69	24

Total Purchases	5,452	4,416	5,123	6,471	7,015	6,462

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2017-18

9.5.5	Taxes

Data presented in Table 9.17 provides details of taxation revenue collected by the General Government Sector.

Table 9.17	General Government Sector taxes[1]

	2016-17 Est. Actual $ million	2017-18 Budget $ million

Taxes on employers’ payroll and labour force	3,667	3,819

Taxes on property
Land taxes	1,086	1,192
Stamp duties on financial and capital transactions	3,327	3,190
Other	635	696

Taxes on the provision of goods and services
Taxes on gambling	1,131	1,181
Taxes on insurance	905	943

Taxes on use of goods and performance of activities
Motor vehicle taxes	2,192	2,278

Total Taxation Revenue	12,945	13,298

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2017-18

9.5.6	Loan Council Allocation

The Australian Loan Council requires all jurisdictions to prepare Loan Council Allocations (LCA) to provide an indication of each government’s probable call on financial markets over the forthcoming financial year.

Table 9.18 presents the State’s revised Budget LCA and the Loan Council endorsed LCA for 2017-18.

Table 9.18	Loan Council Allocation[1]

		2017-18 Nomination $ million	2017-18 Budget $ million

	General Government sector cash deficit/(surplus)	2,088	1,922
	PNFC sector cash deficit/(surplus)	538	853

	Non-financial Public sector cash deficit/(surplus)	2,626	2,775
	Acquisitions under finance leases and similar arrangements	682	618

Equals	ABS GFS cash deficit/(surplus)	3,308	3,393

Less	Net cash flows from investments in financial assets for policy purposes	—	500
Plus	Memorandum items [2]	944	1,037

	Loan Council Allocation	4,252	3,930

Notes:

1.	Numbers may not add due to rounding.
2.	Memorandum items include local government and universities borrowings and operating leases.

The State’s Budget LCA is a deficit of $3.930 billion, compared to the LCA nomination of $4.252 billion. This improvement is largely the result of net cash flows from net capital returns from other public sector entities.

Budget Strategy and Outlook 2017-18

9.6	Contingent liabilities

Contingent liabilities represent items that are not included in the Budget as significant uncertainty exists as to whether the Government would sacrifice future economic benefits in respect of these items. Nevertheless, such contingencies need to be recognised and managed wherever possible in terms of their potential impact on the Government’s financial position in the future.

The State’s quantifiable and non-quantifiable contingent liabilities are detailed in the 2015-16 Report on State Finances – whole-of-government financial statements (note 43).

A summary of the State’s quantifiable contingent liabilities as at 30 June 2016 is provided in Table 9.19.

Table 9.19	Contingent liabilities

2015-16 $ million
Nature of contingent liability

Guarantees and indemnities	10,452
Other	1,235

Total	11,686

9.7	Background and interpretation of uniform presentation framework

As mentioned in the introduction to this chapter, the UPF was reviewed in 2007 following the release of the AASB accounting standard, AASB 1049 Whole of Government and General Government Sector Financial Reporting.

This standard aims to harmonise GFS and GAAP with the objective of improving the clarity and transparency of government financial statements.

9.7.1	Accrual Government Finance Statistics framework

The GFS reporting framework, developed by the Australian Bureau of Statistics (ABS), is based on international statistical standards (the International Monetary Fund Manual on Government Finance Statistics and the United Nations System of National Accounts). This allows comprehensive assessments to be made of the economic impact of government.

The accrual GFS framework is based on an integrated recording of stocks and flows. Stocks refer to a unit’s holdings of assets and liabilities at a point in time, whilst flows represent the movement in the stock of assets and liabilities between two points in time. Flows comprise two separate types, transactions and other economic flows. Transactions come about as a result of mutually agreed interactions between units or within a single unit. Other economic flows would include revaluations and destruction or discovery of assets that do not result from a transaction. In GFS operating statements, other economic flows, being outside of the control of government, are excluded and do not affect the net operating balance or fiscal balance.

Budget Strategy and Outlook 2017-18

9.7.2	Accrual Government Finance Statistics framework

In addition to the GFS framework, public sector entities were previously required to report at year end against AAS 31 Financial Reporting by Government, which meant complying with the Accounting Standards issued by the AASB.

9.7.3	Harmonisation under AASB 1049

This dual reporting regime caused confusion for financial report users and the Financial Reporting Council asked the AASB to develop a framework harmonising GAAP and GFS and to issue an Australian accounting standard for a single set of government reports.

In the development of AASB 1049, the AASB adopted the following approaches:

•	adoption of GAAP definition, recognition and measurement principles in almost all cases

•	amending presentation requirements to encompass a comprehensive result that retains GAAP classification system but overlays it with a transaction and other economic flows classification system based on GFS

•	expanding the disclosure requirements to incorporate key fiscal aggregates required by GFS.

9.7.4	Revisions to the Uniform Presentation Framework

Following the introduction of AASB 1049, the Australian, state and territory governments consider that the UPF will continue to be an important framework for ensuring comparability of financial information across jurisdictions. The UPF shall continue to apply to financial statements produced by government in budgets, mid-year budget updates and final budget outcome reports, whereas the accounting standard applies only to outcome reports.

Therefore, rather than replacing the UPF with the accounting standard, the framework was updated to align with AASB 1049. Australian, state and territory governments agreed that the updated framework would continue to provide a common core of comparable financial information in their budget papers and comparable data amongst jurisdictions while maintaining at least the current level of transparency.

Aligning the framework with the AASB 1049 was not intended to create a UPF that complies with all the reporting requirements of AASB 1049. For example, the UPF does not include the same level of detail in relation to disclosure requirements as AASB 1049. Instead, the revised UPF allows jurisdictions to utilise the framework as the base set of statements and add additional relevant information in order to comply with AASB 1049.

Budget Strategy and Outlook 2017-18

9.8	Sector classification

GFS data is presented by institutional sector, distinguishing between the General Government Sector and the PNFC Sector.

Budget reporting focuses on the General Government Sector, which provides regulatory services and goods and services of a non-market nature that are provided at less than cost or at no cost. These services are largely financed by general revenue (Australian Government grants and state taxation). This service comprises government departments, their commercialised business units/shared service providers and certain statutory bodies.

The PNFC Sector comprises bodies that provide mainly market goods and services that are of a non-regulatory and non-financial nature. PNFCs are financed through sales to consumers of their goods and services and may be supplemented by explicit government subsidy to satisfy community service obligations. In general, PNFCs are legally distinguishable from the governments that own them. Examples of PNFCs include the energy entities and Queensland Rail.

Together, the General Government Sector and the PNFC Sector comprise the Non-financial Public Sector.

Further discussion of the GFS framework of reporting, including definitions of GFS terms, can be obtained from the webpage of the ABS at www.abs.gov.au.

Budget Strategy and Outlook 2017-18

9.9	Reporting entities

The reporting entities included in the General Government and PNFC Sectors in these Budget papers are provided below.

9.9.1	General Government

Departments

Aboriginal and Torres Strait Islander Partnerships

Agriculture and Fisheries

Communities, Child Safety and Disability Services

Education and Training

Electoral Commission of Queensland

Natural Resources and Mines

Office of the Governor

Office of the Inspector-General Emergency Management

Office of the Ombudsman

Premier and Cabinet

Public Safety Business Agency

Public Service Commission

Queensland Audit Office

Queensland Fire and Emergency Services

Queensland Health

Queensland Police Service

Queensland Treasury

Science, Information Technology and Innovation

State Development

The Public Trustee of Queensland

Energy and Water Supply

Environment and Heritage Protection

Housing and Public Works

Infrastructure, Local Government and Planning

Justice and Attorney-General

Legislative Assembly

National Parks, Sport and Racing

Tourism, Major Events, Small Business and the Commonwealth Games

Transport and Main Roads

Commercialised Business Units

Building and Asset Services

CITEC

Economic Development Queensland

QFleet

RoadTek

Shared Service Providers

Corporate Administration Agency

Queensland Shared Services

Budget Strategy and Outlook 2017-18

Statutory Authorities

Anti-Discrimination Commission

Board of the Queensland Museum

Crime and Corruption Commission

Cross River Rail Delivery Authority

Gold Coast 2018 Commonwealth Games Corporation

Gold Coast Waterways Authority

Hospital and Health Services

Cairns and Hinterland

Central Queensland

Central West

Children’s Health Queensland

Darling Downs

Gold Coast

Mackay

Metro North

Metro South

North West

South West

Sunshine Coast

Torres and Cape

Townsville

West Moreton

Wide Bay

Legal Aid Queensland

Library Board of Queensland

Motor Accident Insurance Commission

Nominal Defendant

Office of the Information Commissioner

Office of the Health Ombudsman

Prostitution Licensing Authority

Queensland Agricultural Training Colleges

Queensland Art Gallery Board of Trustees

Queensland Building and Construction Commission

Queensland Curriculum and Assessment Authority

Queensland Family and Child Commission

Queensland Mental Health Commission

Queensland Performing Arts Trust

Queensland Racing Integrity Commission

Queensland Reconstruction Authority

QRAA

Residential Tenancies Authority

South Bank Corporation

TAFE Queensland

The Council of the Queensland Institute of Medical Research

Tourism and Events Queensland

Trade and Investment Queensland

Budget Strategy and Outlook 2017-18

9.9.2	Public Non-financial Corporations

Brisbane Port Holdings Pty Ltd

CS Energy Limited

DBCT Holdings Pty Ltd

Energy Queensland

Far North Queensland Ports Corporation Limited

Gladstone Area Water Board

Gladstone Ports Corporation Limited

Mount Isa Water Board

North Queensland Bulk Ports Corporation Limited

Port of Townsville Limited

Powerlink Queensland

Queensland Bulk Water Supply Authority (Seqwater)

Queensland Lottery Corporation Pty Ltd

Queensland Rail

Queensland Treasury Holdings Pty Ltd

Stadiums Queensland

Stanwell Corporation Limited

SunWater Limited

Budget Strategy and Outlook 2017-18

Appendix A:	Concessions statement

Context

The Queensland Government provides a wide range of concessions across a variety of services and products. In addition to targeted discounts, rebates and subsidies for Queenslanders based on eligibility criteria relating to factors such as age, income and special needs or disadvantage, broader concession arrangements are in place to reduce the price paid by all consumers in areas such as transport, electricity and water.

The majority of Queenslanders benefit from at least one concession and in many cases may benefit from multiple concessions each year. For example, aged pensioners are eligible for a number of Queensland Government concessions, such as discounts on their council rates, water, gas and electricity bills, vehicle registration fees as well as subsidised optometry and dental services.

Further information on the eligibility requirements and benefits of a range of Government concessions can be found at: http://www.qld.gov.au/community/cost-of-living-support/concessions/.

Focus

This statement highlights the cost and nature of concessions provided by the Queensland Government. It covers both concessions that are direct Budget outlays (for example, fee subsidy payments), and concessions that are revenue foregone through fees and charges that are set at a lower rate than applies to the wider community or, in some cases, the full cost of service provision.

Sections A.2 and A.3 set out the individual concessions by agency and government-owned corporation respectively, sorted in alphabetical order. The total value of these concessions is estimated to be $5.344 billion in 2017-18. This represents a significant Government and taxpayer commitment to improving the accessibility and affordability of a diverse range of services and reducing the price paid by consumers of those services to ease cost of living pressures.

Explanation of scope

For the purposes of this document, concessions include:

•	discounts, rebates and subsidies to improve access to, and the affordability of, a range of services for individuals or families based on eligibility criteria relating to factors such as age, income and special needs or disadvantage

•	concessional prices for Government services, where the price charged to all consumers is less than the full cost of service provision.

Both General Government and Public Non-financial Corporations (PNFC) Sector concessions are included. Where a payment is made from a General Government Sector agency to a PNFC entity for a concession arrangement, the expenditure is reported against the General Government Sector agency only to avoid double counting. To be included in this statement, concessions must meet the minimum materiality threshold of estimated expenditure or revenue foregone of $50,000 in 2017-18.

Budget Strategy and Outlook 2017-18

Varying methods have been used to estimate the cost of concessions depending on the nature of the concession, including:

•	direct Budget outlay cost (for example, direct subsidy or rebate payments or Government’s contribution in the case of items such as rental subsidies)

•	revenue foregone (for example, concessional fees and charges)

•	cost of goods and services provided.

For the purposes of illustration, the document often uses averages to demonstrate the potential value of the concession to consumers. However, averages are not reflective of individual circumstances, meaning the actual dollar value of the concession to consumers may vary from person to person.

The Concessions Statement does not include Tax Expenditures (for example, tax exemptions, reduced tax rates, tax rebates and deductions). Information on Tax Expenditures can be found in Appendix B – Tax expenditure statement.

Budget Strategy and Outlook 2017-18

A.1	Concessions summary

Table A.1.1	Concession by entity[1]

Concession by entity	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Agency
Department of Agriculture and Fisheries	31.6	41.8
Department of Communities, Child Safety and Disability Services	262.1	290.0
Department of Education and Training	531.5	591.0
Department of Energy and Water Supply	666.6	776.2
Department of Housing and Public Works	419.0	431.0
Department of Justice and Attorney-General	83.6	87.8
Department of National Parks, Sport and Racing	1.6	1.8
Department of Natural Resources and Mines	4.2	4.2
Department of Science, Information Technology and Innovation	0.4	0.4
Department of Transport and Main Roads	2,462.9	2,667.3
Department of the Premier and Cabinet	4.7	5.0
Queensland Fire and Emergency Services	9.4	9.9
Queensland Health	309.9	284.7
Total Agency	4,787.5	5,191.1

Government-owned corporations
Energy Queensland	23.2	26.2
Far North Queensland Ports Corporation Limited	0.8	0.8
Gladstone Ports Corporation Limited	54.8	55.5
North Queensland Bulk Ports Corporation Limited	2.6	2.6
Port of Townsville Limited	5.6	5.7
Queensland Rail Limited	1.7	1.8
SunWater Limited	58.6	60.1
Total Government-owned corporations	147.3	152.7

Total all entities	4,934.8	5,343.8

Note:

1.	Numbers may not add due to rounding

Budget Strategy and Outlook 2017-18

A.2	Concessions by agency

Table A.2.1	Department of Agriculture and Fisheries

Concession by entity	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Primary Industry Productivity Enhancement Scheme (PIPES)[1]	24.3	20.3
Drought Relief Assistance Scheme[2]	7.2	20.0
Farm Management Grant[3]	0.1	1.5
Total	31.6	41.8

Notes:

1.	The concession represents the fair values of the interest rate concessions pertaining to loans issued in each of the financial years shown.
2.	The 2016-17 estimated actual is lower than previously anticipated due to improved climatic conditions across the State. In 2017-18 the Government is providing increased funding of up to $20 million for the continuation of the Drought Relief Assistance Scheme.
3.	The increase between the 2016-17 estimated actual and the 2017-18 estimate is due to anticipated increased take up of the grant in 2017-18. The scheme commenced as at the end of March 2017.

Primary Industry Productivity Enhancement Scheme (PIPES)

PIPES is administered by the Queensland Rural and Industry Development Authority (QRIDA) and provides concessional rates of interest on loans to eligible primary producers in need of financial assistance. First Start Loans and Sustainability Loans of up to $2 million and $1.3 million respectively support applicants to enter primary production and to improve productivity and sustainability. The average concessional interest rate for new lending is 3.24%. The amounts shown in the above table represent the fair values of the interest rate concessions pertaining to loans issued in each of the financial years shown.

Drought Relief Assistance Scheme

The Drought Relief Assistance Scheme provides freight subsidies and emergency water infrastructure rebates to support producers and communities that have been affected by drought conditions across the State. Freight subsidies of up to 50% and emergency water infrastructure rebates of up to 50% are available to eligible applicants, up to a maximum of between $20,000 and $40,000 per property, per financial year.

Farm Management Grant

The Farm Management Grant aims to assist eligible Queensland primary producers or their relatives offset the costs of professional advice associated with succession planning. The grant provides rebates of up to 50% of the amount paid for professional advice, up to a maximum of $2,500 per financial year.

Budget Strategy and Outlook 2017-18

Table A.2.2	Department of Communities, Child Safety and Disability Services

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Electricity Rebate Scheme[1,2]	173.4	200.0
Pensioner Rate Subsidy Scheme	53.6	54.2
South East Queensland Pensioner Water Subsidy Scheme	19.2	19.6
Home Energy Emergency Assistance Scheme	10.0	10.0
Electricity Life Support Concession Scheme[1]	2.4	2.5
Reticulated Natural Gas Rebate Scheme	2.2	2.3
Medical Cooling and Heating Electricity Concession Scheme[1]	1.3	1.4
Total	262.1	290.0

Notes:

1.	Electricity price linked rebates are adjusted annually according to the Queensland Competition Authority’s (QCA) price determination for the general household electricity tariff (Tariff 11). For 2017-18, the QCA determined Tariff 11 will increase by 7.1%, however the Queensland Government is taking action to reduce this to 3.3%.
2.	The increase between the 2016-17 estimated actual and the 2017-18 estimate also reflects the growth in claimants arising from the increased uptake of concession cards, as well as the extension of the Electricity Rebate to Commonwealth Health Care Card Holders and asylum seekers from 1 January 2017.

Electricity Rebate Scheme

The Electricity Rebate Scheme provides a rebate of up to $341 per annum to assist with the cost of domestic electricity supply to the home of eligible holders of a Pensioner Concession Card, a Queensland Seniors Card or a Department of Veterans’ Affairs Gold Card (and receive a War Widow/er Pension or special rate Totally or Permanently Incapacitated Pension).

As announced in the 2016-17 Mid Year Fiscal and Economic Review, the Queensland Government has extended the rebate to Commonwealth Health Care Card Holders and asylum seekers from 1 January 2017, allowing an estimated 157,000 additional Queensland families to access the rebate at an estimated cost of $170 million over four years from 2016-17.

Pensioner Rate Subsidy Scheme

The Pensioner Rate Subsidy Scheme offers a 20% subsidy (up to a maximum of $200 per annum) to lessen the impact of local government rates and charges on pensioners, thereby assisting them to continue to live in their own homes.

South East Queensland Pensioner Water Subsidy Scheme

The South East Queensland (SEQ) Pensioner Water Subsidy Scheme provides a subsidy of up to $120 per annum to eligible pensioner property owners in the SEQ Water Grid to lessen the impact of increased water prices. This subsidy is in addition to the Pensioner Rate Subsidy Scheme.

Budget Strategy and Outlook 2017-18

Home Energy Emergency Assistance Scheme

The Home Energy Emergency Assistance Scheme provides emergency assistance of up to $720 once in a two year period to assist low income households experiencing a short term financial crisis and who are unable to pay their current electricity and/or reticulated natural gas account. It is not a requirement for the claimant to hold a concession card.

Electricity Life Support Concession Scheme

The Electricity Life Support Concession Scheme is aimed at assisting seriously ill people who use home based life support systems by providing a rebate of up to $694 per annum for users of oxygen concentrators and a rebate of up to $465 per annum for users of kidney dialysis machines to meet their electricity costs. The concession is paid quarterly and is subject to the patient being medically assessed in accordance with Queensland Health eligibility criteria.

Reticulated Natural Gas Rebate Scheme

The Reticulated Natural Gas Rebate Scheme provides a rebate of up to $71 per annum to assist with the cost of reticulated natural gas supplied to the home of eligible holders of a Pensioner Concession Card, Queensland Seniors Card or a Department of Veterans’ Affairs Gold Card (and receive the War Widow/er Pension or special rate Totally or Permanently Incapacitated Pension).

Medical Cooling and Heating Electricity Concession Scheme

The Medical Cooling and Heating Electricity Concession Scheme provides a rebate of up to $341 per annum for eligible concession card holders with a medical condition who have dependence on air conditioning to regulate body temperature.

Budget Strategy and Outlook 2017-18

Table A.2.3	Department of Education and Training

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
User Choice - Apprentice and Trainee Training Subsidy	212.0	212.0
Vocational Education and Training (VET) - Certificate 3 Guarantee Tuition Fee Subsidy[1]	126.7	179.2
VET - Higher Level Skills Tuition Fee Subsidy[1]	64.6	70.0
Textbook and Resource Allowance	58.1	58.1
School Transport Assistance for Students with Disabilities[2]	41.7	42.7
Living Away from Home Allowance Scheme	8.2	8.3
Tuition fee exemptions/waivers - Dependants of international students	6.6	6.8
Non-Government Schools Transport Assistance Scheme[2]	5.9	6.1
Travel and Accommodation Subsidy[3]	2.5	3.0
Dalby State High School - Bunya Campus Residential Facility[4]	2.6	2.7
Spinifex State College - Mount Isa Student Residential Facility	1.1	1.1
Distance Education - Information and Communication Technology Subsidy Scheme	0.9	0.8
Distance Education - Non-Government Student Fee Subsidy[5]	0.4	0.2
Western Cape Student Residential College, Weipa[6]	0.2	—
Total	531.5	591.0

Notes:

1.	The increase between the 2016-17 estimated actual and 2017-18 estimate is due to the anticipated increase in activity due to the demand driven nature of the program.
2.	The increase between the 2016-17 estimated actual and 2017-18 estimate is due to a combination of CPI indexation and student enrolment growth.
3.	The increase between the 2016-17 estimated actual and 2017-18 estimate is due to a low take up of this subsidy in 2016-17.
4.	The increase between the 2016-17 estimated actual and 2017-18 estimate is due to anticipated increased student enrolments in 2018.
5.	The decrease between the 2016-17 estimated actual and 2017-18 estimate is due to an anticipated lower uptake of this subsidy in 2018.
6.	The decrease between the 2016-17 estimated actual and 2017-18 estimate is due to the Residential College being anticipated to be self-funded in 2017-18.

Budget Strategy and Outlook 2017-18

User Choice – Apprentice and Trainee Training Subsidy

The User Choice – Apprentice and Trainee Training Subsidy program provides government funding towards the costs of training and assessment for eligible Queensland apprentices and trainees. The subsidy is available to public and private registered training organisations (pre-approved as pre-qualified suppliers) to subsidise tuition fees to reduce the cost of required accredited, entry level training for apprentices and trainees. The program provides greater flexibility for apprentices, trainees and their employers to select a preferred registered training organisation and to negotiate the type of training to meet their specific needs.

Whilst the full cost of each training subsidy varies by course, the average annual dollar value of this subsidy per student is $2,303.

Vocational Education and Training (VET) – Certificate 3 Guarantee Tuition Fee Subsidy

The Vocational Education and Training (VET) Certificate 3 Guarantee Tuition Fee Subsidy provides a government subsidy to allow eligible Queenslanders to obtain their first post-school Certificate III qualification to gain a job or to improve their employment status. The subsidy is available to private and public registered training organisations (pre-approved as pre-qualified suppliers) to subsidise tuition fees paid by students undertaking eligible vocation education and training qualifications (primarily Certificate III qualifications).

The annual average dollar value of this subsidy for each qualification ranges from $432 to $6,408 depending on the eligibility and qualification subsidised. The average subsidy value is $2,766.

VET – Higher Level Skills Tuition Fee Subsidy

The VET Higher Level Skills Tuition Fee Subsidy provides a government subsidy to eligible students and employers to undertake a priority Certificate IV, diploma or advanced diploma or industry endorsed skill set. This program will help individuals gain employment in a critical occupation, career advancement in a priority industry or transition to university to continue their studies. The subsidy is available to private and public registered training organisations (pre-approved as pre-qualified suppliers) to subsidise tuition fees paid by students undertaking eligible vocational education and training qualifications at Certificate IV or above.

The annual average dollar value of this subsidy for each qualification ranges from $1,085 to $8,010 depending on the eligibility and qualification subsidised. The average subsidy value is $3,772.

Textbook and Resource Allowance

The Textbook and Resource Allowance is for parents/caregivers of secondary school age students attending State and approved non-government schools to assist with the cost of textbooks and learning resources. Parents generally sign over this allowance to the school to reduce the fees associated with participating in the school’s textbook and resource scheme. In 2017, the allowance per annum is $123 for students in Years 7 to 10 and $266 for students in Years 11 and 12.

Budget Strategy and Outlook 2017-18

School Transport Assistance for Students with Disabilities

School Transport Assistance for Students with Disabilities is provided for students to attend State school programs that meet their individual education needs. This transport assistance includes the provision of taxis or specialised contracted minibuses, payment of fares on regular buses or trains or an allowance for parents who drive their children to school. The benefit level is to a maximum of $400 per week, per student, however in exceptional circumstances higher amounts may be approved. A separate scheme is in place for students with disabilities attending non-government schools (refer ‘Non-Government Schools Transport Assistance Scheme’).

The Department of Education and Training is working with the Department of Transport and Main Roads (DTMR) to establish a long-term solution for the delivery of school transport assistance for students with disabilities under the National Disability Insurance Scheme (NDIS).

Living Away from Home Allowance Scheme

The Living Away from Home Allowance Scheme provides financial assistance to support

Queensland families and targets geographically-isolated families. The scheme meets the costs of children who are required to live away from home to attend schools. This concession is available to Queensland students attending both state and non-government schools.

The benefits available for eligible students in 2017 are:

•	Remote Area Allowance – assistance of $2,277 per annum is available to students attending campuses of the Australian Agricultural College Corporation in lieu of Year 11 and 12.

•	Remote Area Tuition Allowance – primary students up to $3,678 per annum and secondary students up to $5,296 per annum. Benefit levels are linked to the tuition fees charged by approved boarding schools.

•	Remote Area Travel Allowance – available where the distance from the family home to the boarding location is at least 50km. Benefit levels depend on the distance travelled, and range from $139 to a maximum of $1,696 per annum.

•	Remote Area Disability Supplement – available to students with disabilities who incur additional costs associated with living away from home to attend school. Benefits are up to $7,412 per student per annum.

Tuition fee exemptions/waivers – Dependants of international students

This concession, available for dependants of international students, allows students who meet the approved exemption criteria and wish to enrol their child in Preparatory (Prep) Year to Year 12 of schooling are exempt from paying dependant tuition fees. The exemption only applies for the duration of the main temporary visa holder’s (parent) course of study in Queensland. A dependant student (Prep to Year 12) of a temporary visa holder may also be eligible for a tuition fee waiver in certain circumstances, including financial hardship.

The estimated average amount exempted or waived per student is $7,553 for the 2017-18 financial year.

Budget Strategy and Outlook 2017-18

Non-Government Schools Transport Assistance Scheme

The Non-Government School Transport Assistance Scheme assists families by providing funding towards the transport costs of students attending non-government schools outside of the Brisbane City Council area. Under the scheme, reimbursement is provided for transport expenses above a set weekly threshold amount. In 2017, the threshold is $33 per week for families, or $25 for families with a Health Care Card, Pensioner or Department of Veterans’ Affairs Pensioner Card.

The program also assists families of students with disabilities who attend a non-government school. The level of assistance provided is dependent on the type of transport needed and travel assistance already provided by DTMR. For families using taxis, assistance is capped at $300 per week.

The Department of Education and Training is working with DTMR to establish a long-term solution for the delivery of school transport assistance for students with disabilities under the NDIS.

Travel and Accommodation Subsidy

The Travel and Accommodation Subsidy provides financial assistance to Queensland apprentices and trainees for travel expenses incurred in attending off the job training at a registered training organisation. To be eligible, apprentices must attend the closest registered training organisation that offers the required qualification and travel a minimum of 100 kilometres (km) return from their usual place of residence to the registered training organisation. The subsidy provides for:

•	return land travel to the registered training organisation of 15 cents per km for distances between 100 – 649km, increasing to 19 cents per km for distances between 650 – 1,400 km

•	cost of ferry travel if necessary

•	a return economy air ticket to the location of the registered training organisation if necessary

•	accommodation assistance of $28 per day for overnight stay within Queensland and $68 for interstate travellers, if it is necessary to live away from their usual place of residence to attend training.

Dalby State High School – Bunya Campus Residential Facility

The Dalby State High School – Bunya Campus Residential Facility provides affordable residential accommodation for secondary school students in a boarding facility. The concession particularly targets secondary school students from rural and remote communities, however, any secondary age student is eligible. Students accommodated at the residential facility are enrolled at Dalby State High School and participate in agricultural education programs.

Budget Strategy and Outlook 2017-18

Spinifex State College – Mount Isa Student Residential Facility

The Spinifex State College – Mount Isa Student Residential Facility provides an affordable residential facility in Mount Isa for students from the North Western area of the State whose home community does not provide secondary schooling. The funding meets the cost of wages for the residential college, increasing the affordability of the accommodation rates charged to students.

Distance Education – Information and Communication Technology Subsidy Scheme

The Distance Education – Information and Communication Technology Subsidy Scheme provides assistance to students enrolled in a school of distance education that are geographically isolated or in the medical category.

The scheme provides $250 per annum to assist with purchasing, replacing or upgrading computer hardware for students in the distance/geographically isolated and medical categories, and $500 per annum to assist students in the distance/geographically isolated category to meet the costs of broadband internet access and download charges for the home classroom. Eligible students also receive access to free software licences.

Distance Education – Non-Government Student Fee Subsidy

The Distance Education – Non-Government Student Fee Subsidy is available to students who are enrolled in non-government schools and also choose to access distance education subjects. It provides an average annual subsidy of approximately $1,297.60 per distance education subject enrolment.

This subsidises approximately 50% of the total average cost per annum of providing a subject through distance education for non-government school students. The concession contributes towards the state continuing to make distance education available to non-government schools, ensuring the widest possible subject choice for students, while recovering a proportion of the teaching and overhead costs.

Western Cape Student Residential College, Weipa

The Western Cape Student Residential College, Weipa (formerly Far North Queensland Region - Student Residential College) provides a residential schooling option for students from the Torres Strait and Cape York. This college provides an option that is more familiar for students from remote locations, with the intent to increase participation and retention of secondary students in schooling. The concession targets students from the Torres Strait and Cape York seeking secondary education when their home community does not provide secondary schooling. The concession provides wages for the residential college allowing the rates charged to students to be more affordable. The Residential College is expected to be self-funded in 2017-18.

Budget Strategy and Outlook 2017-18

Table A.2.4	Department of Energy and Water Supply

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Energy Queensland - Uniform Tariff Policy (excluding Isolated Systems)	564.2	441.1
Powering Queensland Plan - Electricity Affordability Package	—	268.0
Energy Queensland - Uniform Tariff Policy for Isolated Systems	45.7	47.1
Drought Relief Arrangements	6.2	6.3
Origin Energy - Uniform Tariff Policy	2.8	2.5
Cloncurry Pipeline Water Supply Subsidy	5.9	6.0
SunWater Rural Irrigation Water Price Subsidy	3.7	3.1
Urban Water Price Path	35.7	—
Seqwater Rural Irrigation Water Price Subsidy	2.4	2.1
Total	666.6	776.2

Energy Queensland – Uniform Tariff Policy (excluding Isolated Systems)

The Energy Queensland – Uniform Tariff Policy (excluding Isolated Systems) ensures that, where possible, all Queensland non-market electricity customers of a similar type pay a similar price for electricity regardless of where they live. As the notified prices do not reflect the full cost of electricity supply for most remote and regional Queenslanders, a subsidy is provided. The community service obligation (CSO) payment to the regional retailer Energy Queensland covers the difference between the revenue earned by charging customers notified prices and the actual costs in the regional areas (due to differences in network costs and energy losses).

As Energex’s distribution charges are used in the setting of notified prices, the difference between Energex’s and Ergon Energy’s distribution charges has a significant impact on the CSO amount (ie. a smaller difference results in a lower CSO). For 2017-18, the reduction in the CSO largely relates to an expected decrease in Ergon Energy’s distribution charges relative to Energex’s charges. This reflects the Australian Energy Regulator’s decisions for the two distribution businesses regarding the revenue that they are allowed to recover from their customers. A small over-recovery in distribution revenue by Ergon Energy that occurred in 2015-16 is also expected to flow through in a further reduction in charges in 2017-18.

In addition, the 2016-17 CSO cost was higher than trend mainly because of the record temperatures in February and early March 2017, which resulted in an increase in load, and higher costs from network charges and line losses. This result exaggerates the difference between 2016-17 and 2017-18 beyond what would be expected to occur under continued normal weather conditions.

Budget Strategy and Outlook 2017-18

Powering Queensland Plan – Electricity Affordability Package

The Powering Queensland Plan is providing one-off funding in 2016-17, including $771 million to support the stabilisation of electricity prices for Queensland consumers, by funding the removal of costs of the Solar Bonus Scheme from electricity prices for three years from 1 July 2017 and directing Energy Queensland to remove costs from network charges. This will reduce bill increases in 2017-18 from 7.1% to 3.3% for the typical household, and provide an average saving of $51 for households and $90 for small businesses in 2017-18, compared with the increase which would have occurred without Government intervention. It is estimated that the benefit to Queenslanders in 2017-18 as a result of this measure will be $268 million.

Energy Queensland – Uniform Tariff Policy for Isolated Systems

The Energy Queensland – Uniform Tariff Policy for Isolated Systems ensures that, where possible, all Queensland non-market electricity customers of a similar type pay a similar price for electricity regardless of where they live. Energy Queensland owns and operates 33 isolated power stations which supply electricity to remote and isolated Queensland communities. Energy Queensland retails electricity to these customers at the notified prices, and the Government provides funding to the retailer to cover the difference between the revenue earned and the cost of supplying electricity to these customers.

The CSO estimate for 2017-18 is higher than 2016-17 estimated actuals due to expected higher generation and maintenance costs.

Drought Relief Arrangements

Drought Relief Arrangements provide relief to farming customers from fixed charges for electricity accounts that are used to pump water for farm or irrigation purposes during periods of drought.

The drought relief figure for 2017-18 is an estimate and could be subject to change based on drought declarations.

Origin Energy – Uniform Tariff Policy

The Origin Energy – Uniform Tariff Policy ensures that, where possible, all Queensland non-market electricity customers of a similar type pay a similar price for electricity regardless of where they live. Origin Energy retails electricity to approximately 5,450 Queensland non-market customers in the Goondiwindi, Texas and Inglewood areas who are supplied electricity through the New South Wales (NSW) Essential Energy distribution network.

The Government provides a rebate to these customers, via a CSO payment to Origin Energy, to ensure they pay no more for electricity than similar customers in Queensland. Therefore, the CSO amount depends on the relative difference between Queensland and NSW retail electricity tariffs for non-market customers.

Budget Strategy and Outlook 2017-18

Cloncurry Pipeline Water Supply Subsidy

North West Queensland Water Pipeline Limited (NWQWP), a SunWater Limited (SunWater) subsidiary, owns and operates the Cloncurry Pipeline between the Ernest Henry Mine and Cloncurry. The pipeline guarantees Cloncurry Shire Council’s long-term water supply and supports industrial development in the region. As the construction and operation of the Cloncurry Water Pipeline is a non-commercial investment, the Government provides funding to NWQWP to ensure that SunWater receives a return on its investment in the pipeline.

SunWater Rural Irrigation Water Price Subsidy

SunWater owns and operates water supply schemes across regional Queensland. As the owner of SunWater, the Government decides how much to recover of SunWater’s costs through irrigation prices. Currently, SunWater’s irrigation water prices for some schemes are set below the level necessary to recover the cost of supplying water to the irrigators. Government funding is provided to SunWater to offset the reduced revenue and to ensure that increases in water prices paid by rural irrigation customers to recover costs are gradual.

The decrease in the CSO for 2017-18 is largely due to the price path arrangements leading to a reduction in the concession required.

Urban Water Price Path

Bulk water prices in South East Queensland (SEQ) have been set at levels below the cost of supply since the introduction of the bulk water price path in 2008. The concession amount is the difference between revenue received and the costs recovered over the period. Importantly, the bulk water price path has slowly increased bulk water prices over time to the point where they are cost reflective for the majority of bulk water consumers in SEQ. As a result, 2017-18 represents the first year in which the price path does not result in an under recovery of revenue.

Seqwater Rural Irrigation Water Price Subsidy

Seqwater owns and operates water supply schemes across SEQ which also supply bulk water services to rural irrigation customers. Currently Seqwater’s rural irrigation prices for some schemes are set below the level necessary to recover the cost of supplying water to the irrigators. Government funding is provided to Seqwater to offset the reduced revenue and to ensure that increases in water prices paid by rural irrigation customers to recover costs are gradual.

The decrease in the CSO for 2017-18 is largely due to the price path arrangements leading to a reduction in the concession required.

Budget Strategy and Outlook 2017-18

Table A.2.5	Department of Housing and Public Works

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Government managed housing rental rebate[1]	365.2	376.8
National Rental Affordability Scheme[2]	27.4	28.4
Home Assist Secure[3]	20.0	19.0
Non-residential buildings - subsidised rents	5.2	5.6
Rental Bond Loans	1.2	1.2
Non-government managed housing[4]	—	—
Total	419.0	431.0

Notes:

1.	The increase between the 2016-17 estimated actual and the 2017-18 estimate is primarily due to lower forecast growth in tenant rental income.
2.	The increase between the 2016-17 estimated actual and the 2017-18 estimate is due to the expected increase in the indexation rate for the 2017-18 NRAS incentive and an increase in the number of dwellings delivered.
3.	The decrease between the 2016-17 estimated actual and the 2017-18 estimate is due to the anticipated decrease in the number of households seeking assistance in 2017-18.
4.	The value of this concession arrangement cannot be easily quantified.

Government managed housing rental rebate

The Government managed housing rental rebate targets low income families and individuals and represents the difference between the rents that would be payable in the private market and rent that is charged by Government based on household income.

Assistance is provided to approximately 53,000 households. The estimated average yearly subsidy per household for 2017-18 is $7,073.

National Rental Affordability Scheme

The National Rental Affordability Scheme (NRAS) is an Australian Government initiative, delivered in partnership with the Queensland Government, to increase the supply of new affordable rental housing. The scheme provides financial incentives to investors to build well located dwellings and rent them to eligible low to moderate income households, at a discounted rate at least 20% below market rent.

Under the scheme, the concession to the tenant is provided by the property owner. Due to the nature of the arrangement, the overall value of the concession to the tenant cannot be quantified. In 2017-18, the Government has allocated $28.4 million for the payment of financial incentives to NRAS investors who are then required to discount rents to tenants.

Budget Strategy and Outlook 2017-18

Home Assist Secure

Home Assist Secure provides free safety related information and referrals, and subsidised assistance to eligible clients unable to undertake or pay for critical maintenance services without assistance. To be considered for assistance, home owners or tenants with a disability or over the age of 60 must hold a Pensioner Concession Card and be unable to complete the work themselves. In addition, they must be unable to access assistance from family or friends or other services. Labour costs (up to $400 per household per year) for the assistance provided are subsidised by Home Assist Secure while the balance of the costs (including all materials) are met by the client.

Home Assist Secure targets home owners and those in rental housing who are over 60 years of age or have disability, and who require assistance to remain living in their home. In 2017-18, $19 million in grants to Home Assist Secure providers will be issued to ensure the ongoing delivery of assistance to those in greatest need. It is estimated that over 47,500 households will be assisted.

Non-residential buildings – subsidised rents

Accommodation is provided to 38 community, education, arts and not-for-profit organisations in Government owned non-residential buildings. Tenures for the occupancies are by way of leases, licences or month to month arrangements. Rents paid by the organisations are often below independently assessed market rent levels. Subsidised rental arrangements are provided to 25 properties comprising a total floor area of approximately 24,665 square metres. The total subsidy is calculated by deducting the actual amount paid by the occupants from the total estimated annual market rent for the office space.

Rental Bond Loans

The Government provides interest-free rental bond loans equivalent to a maximum amount of four weeks rent to people who cannot afford to pay a full bond to move into private rental accommodation reducing the need for more costly, subsidised housing assistance.

The concession represents the interest saving for the client on the bond loan. In 2017-18, $27 million in bond loans will be advanced to an estimated 24,000 clients.

Non-government managed housing

The Government provides contributions to social housing providers, including capital grants, granted land or properties, or recurrent funding, to assist in increasing housing affordability and access to social housing. Due to the nature of the arrangement, the overall value of the concession provided by the Government cannot be easily quantified.

Rents charged for social housing managed by the providers are based on 25% of a household’s assessable income, which substantially reduces accommodation costs for eligible individuals and families.

Budget Strategy and Outlook 2017-18

Table A.2.6	Department of Justice and Attorney-General

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Public Trustee of Queensland - Concessions	34.3	36.0
Queensland Civil and Administrative Tribunal	19.1	19.7
Court Services - Civil Court	18.1	19.3
Blue Card - Volunteer Applicants	10.0	10.6
Body Corporate and Community Management - Dispute Resolution	2.1	2.2
Total	83.6	87.8

Public Trustee of Queensland – Concessions

The Public Trustee of Queensland (the Public Trustee) is a self-funding organisation and uses a scale of fees which is designed to reflect a fair cost for the services provided.

The Public Trustee has established a safety net limit on the annual fees payable by certain clients. The arrangement provides for a rebate of fees for some clients with limited assets, for example financial administration for clients with impaired capacity, or administration of deceased estates or trusts. The Public Trustee also provides free Will making services for Queenslanders.

In addition, the Public Trustee provides funding to the Public Guardian and financial assistance under the Civil Law Legal Aid Scheme administered by Legal Aid Queensland, to enable these organisations to provide services to the people of Queensland.

Queensland Civil and Administrative Tribunal

The Queensland Civil and Administrative Tribunal (QCAT) is an independent tribunal which makes decisions and resolves disputes across a wide range of jurisdictions for the community. Fees for these services are below cost recovery to ensure services are accessible, fair and inexpensive. QCAT provides human rights services with no application fees for matters in guardianship and administration of adults, children and young people and anti-discrimination.

Court Services – Civil Court

The Supreme, District and Magistrates Courts hear civil disputes between two or more parties (people or organisations) where one party sues the other, usually to obtain compensation or seek some other remedy. These disputes may involve anything from defamation to outstanding debts. Civil Court Fees are prescribed under the Uniform Civil Procedure (Fees) Regulation 2009 for proceedings commenced in civil matters and are set below full cost recovery to ensure that civil remedies are accessible to all Queenslanders.

Budget Strategy and Outlook 2017-18

Blue Card – Volunteer Applicants

Individuals providing child-related services or conducting child-related activities in regulated service environments are required to undergo an assessment of their police and relevant disciplinary information, and if approved, are issued with a blue card. A blue card is valid for three years unless cancelled or suspended earlier. The application fee for a blue card is $87.20 (as at 1 July 2017). Since the inception of the blue card system in 2001, Government has met the cost of blue card assessment for volunteer applicants.

Body Corporate and Community Management – Dispute Resolution

The Office of the Commissioner for Body Corporate and Community Management provides a dispute resolution service to parties unable to resolve disputes themselves. The service consists of conciliation, with the aim of achieving a voluntary agreement, and adjudication, which results in a formal order. The service is delivered below full cost recovery so as to not restrict access to justice due to affordability reasons.

Table A.2.7	Department of National Parks, Sport and Racing

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Tour fee and access permit concessions	1.3	1.5
Queensland Recreation Centres - Concessional usage rates	0.3	0.3
Total	1.6	1.8

Tour fee and access permit concessions

Tour fee, access permit and camping fee concessions are available in specified protected areas including David Fleay Wildlife Park, Mon Repos Conservation Park, St Helena Island National Park, Walk-About Creek Wildlife Centre, Fort Lytton National Park, Cooloola Recreation Area, Moreton Island and Fraser Island.

Queensland Recreation Centres – Concessional usage rates

Concessional usage rates are offered to students and children 17 years and under, for the use of Queensland Recreation Centres, primarily at Currimundi and Tallebudgera. These concessional rates provide discounts of between 4.4% and 34.2%.

Budget Strategy and Outlook 2017-18

Table A.2.8	Department of Natural Resources and Mines

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Drought Assistance Package - Water Licence Fee Waiver and Land Rental Rebates	4.2	4.2
Total	4.2	4.2

Drought Assistance Package – Water Licence Fee Waiver and Land Rental Rebates

As part of the Government’s drought assistance package, the annual water licence fee of $76.55 will be waived for 2017-18 for landholders in Local Government Areas (LGA) that are drought declared and other properties that are individually drought declared. The estimate is dependent on drought declarations and the demand for drought assistance.

Category 11 Grazing and Primary Production landholders under the Land Act 1994 will also be eligible to a rent rebate in 2017-18. The rebate is available to lessees, other than those on minimum rent that are in a drought declared LGA and to individually drought declared properties. In addition to this rebate, drought declared landholders will be granted a hardship deferral for required rent payments.

Table A.2.9	Department of Science, Information Technology and Innovation

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
State Library of Queensland - Venue hire rebates	0.4	0.4
Total	0.4	0.4

State Library of Queensland – Venue hire rebates

State Library of Queensland provides venue hire concessions to targeted community and non-profit groups including cultural and charitable organisations and educational institutions in order to support events and programs directly linked to State Library of Queensland’s services, programs and activities.

Budget Strategy and Outlook 2017-18

Table A.2.10	Department of Transport and Main Roads

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
General Public Transport Concessions (South East Queensland)	1,207.1	1,355.7
Rail Network and Infrastructure Funding	538.5	564.8
General Public Transport Concessions (Regional Queensland)	243.4	256.6
Vehicle and boat registration concessions	159.3	167.3
School Transport Assistance Scheme	130.5	134.9
TransLink Transport Concessions (South East Queensland)	78.1	80.0
Rail Concession Scheme	36.5	36.5
Livestock and Regional Freight Contracts	33.3	33.8
Other transport concessions (Regional Queensland) and taxi subsidies	26.8	26.3
Commercial ship registration and licensing	2.4	4.4
Designated Public Transport Concessions for Seniors Card Holders	3.8	3.8
Practical Driving Test	3.2	3.2
Total	2,462.9	2,667.3

General Public Transport Concessions (South East Queensland)

The General Public Transport Concessions (South East Queensland) represents the direct funding contribution that Government makes towards the cost of operating public transport services within South East Queensland. This contribution effectively reduces the ticket price paid by all public transport users on bus, rail and ferry services, increasing the affordability of these services.

The General Public Transport Concessions (South East Queensland) is increasing in 2017-18 due to annual cost indexation, increased finance lease costs and availability, operator payments associated with the acquisition of new generation rollingstock and the opening of the Gold Coast Light Rail Stage 2 and the full year impact of the Fairer Fares package (2016-17 only had a half year impact).

Rail Network and Infrastructure Funding

Rail network and infrastructure funding ensures that the State supported rail network is safe, reliable and fit for purpose. The contract also provides funding to Queensland Rail to support major capital projects and related asset strategies. The funding provided via this contract directly benefits customers of the State supported rail network, including both freight and passengers. Without this funding, rail access charges (including public transport fares) would be significantly higher for all users of the rail network.

Budget Strategy and Outlook 2017-18

General Public Transport Concessions (Regional Queensland)

The General Public Transport Concessions (Regional Queensland) describes the financial contribution that Government provides across a range of transport services in regional Queensland. The impact of this contribution benefits all public transport users through reduced transport fares. This concession covers:

•	TravelTrain (excluding the ‘Rail Concession Scheme’ for eligible pensioners, veterans and seniors)

•	subsidies for Kuranda Scenic Railway

•	subsidies for Heritage Rail Services

•	subsidies for regional bus and ferry operators (excluding concessional top up amounts and School Transport Assistance Scheme related amounts)

•	subsidies for the Rail XPT Service (Sydney-Brisbane) and Savannahlander (Atherton Tableland)

•	subsidies for air services to remote and rural communities within the State

•	subsidies for long distance coach services to rural and remote communities within the State.

Vehicle and boat registration concessions

Registration concessions for light and heavy motor vehicles and boats are provided to holders of the Pensioner Concession Card, Queensland Seniors Card and to those assessed by the Department of Veterans’ Affairs as meeting the necessary degree of incapacity or impairment. The concession is aimed at improving access to travel for pensioners, seniors and persons with a disability by providing a reduced rate of registration fees. For most eligible card holders, a concession for a family 4-cylinder vehicle would reduce the 12 month registration charge from $310.50 to $155.25. For a recreational boat up to and including 4.5 metres in length, the concession reduces the registration charge from $83.80 to $41.90 (based on registration charges at 1 July 2017).

A special interest vehicle (SIV) registration concession is offered for motor vehicles that have low use associated with vintage and historic and street rod car club events. A 12 month registration for a 6-cylinder SIV concession reduces registration from $491.65 to $87.50. A concession is also available for specific purposes such as water, mineral or oil exploration and bee keeping. Other motor vehicle and boat registration concessions are provided to primary producers, local governments, charitable and community service organisations, and people living in remote areas without access to the wider road network.

School Transport Assistance Scheme

The School Transport Assistance Scheme assists students that do not have a school in their local area or who are from defined low income groups with travel costs. The scheme provides funding to reduce the cost of travelling to school on bus, rail and/or ferry services, with allowances for private vehicle transport in certain circumstances. A typical concession would be to fully fund the cost of travel from home to the nearest State primary or high school where no local primary or high school is available (for example from Bargara to Bundaberg High School).

Budget Strategy and Outlook 2017-18

TransLink Transport Concessions (South East Queensland)

The TransLink Transport Concessions (South East Queensland) are provided by the Government to ensure access and mobility for Queenslanders who require assistance because of age, disability or fixed low income. Passengers entitled to receive public transport concessions include holders of a Pensioner Concession Card, Veterans’ Affairs Gold Card, Seniors Card (all states and territories), Companion Card, Vision Impairment Travel Pass, TPI Veteran Travel Pass, children, as well as secondary and tertiary students. In addition to these existing groups, concession groups now include Newstart and Youth Allowance (Job Seeker) recipients and asylum seekers. Under the new 2017 fares, for a peak one zone journey using a gocard, the concession reduces an adult fare from $3.20 to $1.60.

Rail Concession Scheme

The Queensland Rail Concession Scheme improves the affordability of long distance and urban rail services for eligible pensioners, veterans, seniors and current/past rail employees with 25 years of service. Assistance for long distance rail services is provided through discounted fares and free travel vouchers. For TravelTrain (long distance rail) services, depending on the service, the concession may be for free travel for up to four trips per year for Queensland pensioners (subject to availability of seats and payment of an administration fee).

Livestock and Regional Freight Contracts

The Livestock and Regional Freight Contracts provide funding to support the movement of cattle (via rail only) and freight (via road and rail) to and from regional areas of Queensland. The funding provided directly benefits the cattle industry and enables regional Queensland communities to maintain employment and directly benefits those communities who are reliant on rail freight services by reducing the cost of these freight services for users.

Other transport concessions (Regional Queensland) and taxi subsidies

Other transport concessions (Regional Queensland) and taxi subsidies are provided by the Government to ensure access and mobility for Queenslanders who require assistance because of age, disability or fixed low income. Passengers entitled to receive public transport concessions include holders of a Pensioner Concession Card, Veterans’ Affairs Gold Card, Seniors Card (all states and territories), Companion Card, Vision Impairment Travel Pass, TPI Veteran Travel Pass, children, as well as secondary and tertiary students. In addition to these existing groups, new concession groups are to include Newstart and Youth Allowance (Job Seeker) recipients and asylum seekers.

The Taxi Subsidy Scheme aims to improve the mobility of persons with severe disabilities by providing a 50% concession fare up to a maximum subsidy of $25 per trip.

Budget Strategy and Outlook 2017-18

Commercial ship registration and licensing

The commercial vessel safety concession is increasing as revenue received from commercial ship registration declines. This is due to issuing five year certificates of operation in 2015-16 to assist in transfer of responsibility to the national regulator; and some commercial ship owners choosing to register their vessels in other states but operating in Queensland waters. The department will continue to provide the same level of safety regulation in 2017-18 after which the Australian Maritime Safety Authority (AMSA) will provide service delivery as the national regulator.

The commercial vessel safety program including inspection standards and ship operator competency standards is funded from commercial ship registration and licensing revenue. The commercial ship registration and licensing concession represents the difference between the cost of supporting the safety of commercial vessels in Queensland waters and revenue collected via commercial registration and compliance fees. The concession represents a benefit to commercial ship owners and operators. Vessels operated by primary or secondary schools used in marine education courses, vessels owned by the emergency services department, volunteer marine rescue associations and surf lifesaving associations are generally exempt from fees. The responsibility for regulation of domestic commercial vessels is now the responsibility of AMSA. The completion of the transfer of service delivery to the national regulator has been deferred until July 2018 when AMSA will be responsible for policy setting, fee collection and service delivery.

Designated Public Transport Concessions for Seniors Card Holders

Designated Public Transport Concessions for Seniors Card Holders allows visitors from interstate, who hold a state or territory Seniors Card, to access public transport concessions within Queensland and is fully funded by the Queensland Government.

Practical Driving Test

As part of the State’s driver licensing arrangements, applicants for new licences are required to undertake a practical driving test. The total cost to pre-book driver examinations and to perform the practical driver assessment is not fully recovered by the fee charged ($50.90 (ex GST) as at 1 July 2017), providing a direct concession to applicants.

Budget Strategy and Outlook 2017-18

Table A.2.11	Department of the Premier and Cabinet

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Queensland Museum - Arts concessional entry fees	1.6	1.5
Queensland Performing Arts Trust - Arts concessional entry fees	1.3	1.3
Queensland Art Gallery - Arts concessional entry fees	0.4	0.8
Queensland Performing Arts Trust - Venue hire rebates	0.6	0.6
Arts Queensland - Discount on property lease rentals	0.5	0.5
Arts Queensland - Venue hire rebates	0.3	0.3
Total	4.7	5.0

Queensland Museum – Arts concessional entry fees

Concessional entry fees are provided to seniors, students, children, families and a variety of concession card holders for ticketed exhibitions at Queensland Museum and Sciencentre and for general entry to Cobb & Co Museum Toowoomba, The Workshops Rail Museum Ipswich, and Museum of Tropical Queensland Townsville. Concessions are also provided to targeted groups, such as schools, to encourage visits to museums. The level of concession provided varies depending on the venue and the event.

Queensland Performing Arts Trust – Arts concessional entry fees

Concessional entry fees are offered for specific Queensland Performing Arts Trust productions and to provide support for other not for profit theatre companies to enable tickets to be sold at concessional prices. The level of concession provided varies depending on the number and size of events being held each year.

Queensland Art Gallery – Arts concessional entry fees

Queensland Art Gallery’s ticket prices are set to ensure that they are affordable and to maximise attendance, with additional concessions provided to seniors, students, children, families and a variety of concession card holders. The purpose of the Queensland Art Gallery – Arts concessional entry fees concession is to contribute to the cultural, social and intellectual development of Queenslanders, and encourage diverse audiences.

Queensland Performing Arts Trust – Venue hire rebates

Venue hire rebates are offered to Government funded cultural organisations, charitable organisations, government departments and educational institutions. Organisations currently receiving discounts are Queensland Symphony Orchestra, Opera Queensland, Queensland Theatre Company and Queensland Ballet.

Budget Strategy and Outlook 2017-18

Arts Queensland – Discount on property lease rentals

Property lease rentals are provided to arts and cultural organisations at a discount from market rental rates at the Judith Wright Centre of Contemporary Arts, 381 Brunswick Street, Fortitude Valley and the Cairns Centre of Contemporary Arts. Discounts range from 20% to 100% of the market rate (dependent on location) of the commercial office space. Further discounts on specialist rehearsal and gallery space are given as negotiated at the time of entering the lease and dependent on the individual arts or cultural organisation and its funding.

Arts Queensland – Venue hire rebates

Venue hire rebates are provided to support Queensland funded arts organisations and professional artists to create, rehearse and present new productions at the Judith Wright Centre of Contemporary Arts and the Cairns Centre of Contemporary Arts.

Table A.2.12	Queensland Fire and Emergency Services

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Emergency Management Levy Concession	9.4	9.9
Total	9.4	9.9

Emergency Management Levy Concession

The Emergency Management Levy applies to all prescribed properties within Queensland. The levy provides a funding base for emergency services including emergency management, fire and rescue services. Owners of prescribed properties who are in receipt of an Australian Government pension are eligible to receive a discount of 20% on the levy payable for a property that is their principal place of residence. In addition, community organisation owners of specified properties are exempt from payment of the levy.

Budget Strategy and Outlook 2017-18

Table A.2.13	Queensland Health

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Oral Health Scheme[1]	167.0	149.2
Patient Travel Subsidy Scheme[2]	78.9	82.7
Medical Aids Subsidy Scheme[3]	40.9	35.7
Spectacle Supply Scheme	9.1	9.1
Community Aids Equipment and Assistive Technologies Initiative and Vehicle Options Subsidy Scheme[4]	14.0	8.0
Total	309.9	284.7

Notes:

1.	The decrease of $17.8 million between the 2016-17 estimated actual and the 2017-18 estimate is due to a reduction in Commonwealth funding available under the new National Partnership Agreement on Adult Public Dental Services. The 2016-17 estimated actual also includes Medicare revenue claimed directly by Hospital and Health Services under the Child Dental Benefits Schedule.
2.	The Patient Travel Subsidy Scheme allocation is calculated on historical utilisation rates. The increase of $3.8 million between the 2016-17 estimated actual and 2017-18 estimate is due to expected population growth and higher utilisation of the Scheme.
3.	The decrease of $5.2 million between the 2016-17 estimated actual and the 2017-18 estimate is due to funding for this activity being progressively transferred to the National Disability Insurance Scheme (NDIS).
4.	The decrease of $6 million between the 2016-17 estimated actual and the 2017-18 estimate is due to funding for this activity being progressively transferred to the NDIS.

Oral Health Scheme

The Oral Health Scheme provides free dental care to eligible clients and their dependants who possess a current Health Care Card, Pensioner Concession Card, Queensland Seniors Card or Commonwealth Seniors Card. The average value of a course of treatment for eligible clients is approximately $600 for general care, $1,800 for treatment involving dentures, and $265 for emergency dental care. In rural and remote areas where no private dental practitioner exists, access to dental care for the general public is provided at a concessional rate, generally 15% to 20% less than average private dental fees.

Patient Travel Subsidy Scheme

The Patient Travel Subsidy Scheme (PTSS) provides financial assistance to patients who need to access specialist medical services which are not available within their local area. The PTSS provides a subsidy towards the cost of travel and accommodation for patients and, in some cases, an approved escort. Patients will receive fully subsidised commercial transport if arranged by Queensland Health, or will be subsidised at the economy/government discount rate (less GST). Alternatively a subsidy of 30 cents per kilometre is paid where a private vehicle is used. The accommodation subsidy is $60 per person per night for the period the patient is required to be away from home for medical reasons and when they are not in hospital, and for their escort, if approved. A subsidy of $10 per person per night is payable to patients and approved escorts who stay in private accommodation.

Budget Strategy and Outlook 2017-18

Medical Aids Subsidy Scheme

The Medical Aids Subsidy Scheme provides funding assistance for the provision of a range of aids and equipment to eligible Queensland residents with permanent and stabilised conditions or disabilities. Aids and equipment are provided primarily to assist people to live at home thus avoiding premature or inappropriate residential care or hospitalisation.

Subsidies vary based on service category and clinical criteria and are provided to assist with the costs of communication aids, continence aids, daily living aids, medical grade footwear, mobility aids, orthoses and oxygen. The scheme will provide over 66,000 occasions of service to approximately 42,000 clients during 2017-18.

Spectacle Supply Scheme

The Spectacle Supply Scheme provides eligible Queensland residents with free access to a comprehensive range of basic spectacles every two years including bifocals and trifocals. Applicants must be holders of eligible concession cards and be deemed by a prescriber to have a clinical need for spectacles.

The scheme provides around 82,000 items each year to approximately 68,000 clients (some clients require more than one pair of spectacles due to clinical need). The average cost of services provided to applicants is approximately $112 per item, including the costs of administering the scheme through the Medical Aids Subsidy Scheme.

Community Aids Equipment and Assistive Technologies Initiative and Vehicle Options Subsidy Scheme

The Community Aids Equipment and Assistive Technologies Initiative (CAEATI) and Vehicle Options Subsidy Scheme (VOSS) provide financial assistance to eligible Queensland residents to support them to be more independent, participate further in social and economic opportunities in the community and contribute to a better quality of life.

CAEATI funding is capped at $10,000 per client over a three year period. CAEATI includes aids, equipment and assistive technologies for postural support, communication support, community mobility and active participation.

VOSS funding is capped at $10,000 per client over a five year period. VOSS provides subsidies for a range of vehicle access options, including the subsidy of driving lessons on a suitably modified vehicle, modifications to a vehicle, purchase of a suitably modified vehicle or vehicle suitable for modification.

To receive funding through either of these schemes, an individual must be assessed as eligible for specialist disability support under the Disability Support Act 2006. Queensland resident eligibility is determined during the intake process, and confirmed as part of the assessment process.

Budget Strategy and Outlook 2017-18

A.3 Concessions by entity

Table A.3.1	Energy Queensland

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Regulated Service Charges - Energex	15.6	14.8
Regulated Service Charges - Ergon	7.6	11.4
Total	23.2	26.2

Regulated Service Charges – Energex

Under Schedule 8 of the Electricity Regulation 2006, charges for a range of services provided by Energex Limited (Energex) to energy retailers, for example disconnection and reconnection of supply, are capped. The maximum amount Energex is able to charge for these services is, on average, less than the value which the Australian Energy Regulator ascribes to the provision of these services by Energex, resulting in a concession provided to energy retailers and in turn households.

Regulated Service Charges – Ergon

Under Schedule 8 of the Electricity Regulation 2006, service charges for a range of services provided by Ergon Energy Corporation Limited (Ergon Energy) to energy retailers, for example disconnection and reconnection of supply, are capped. The maximum amount Ergon Energy is able to charge for these services is, on average, less than the value which the Australian Energy Regulator ascribes to the provision of these services by Ergon Energy, resulting in a concession provided to energy retailers and in turn households.

Table A.3.2	Far North Queensland Ports Corporation Limited

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Concessional Leases - Industry/Commercial	0.6	0.6
Concessional Leases - Community	0.2	0.2
Total	0.8	0.8

Concessional Leases – Industry/Commercial

Far North Queensland Ports Corporation Limited (FNQPC) provides several leases to agricultural industry proponents at below commercial rates. FNQPC also provides leases to various community organisations at below commercial rates. The amounts shown are estimates of the revenue foregone by not charging commercial rates.

Budget Strategy and Outlook 2017-18

Table A.3.3	Gladstone Ports Corporation Limited

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Concessional Port Charges	51.2	52.0
Concessional Leases - Industry/Commercial	2.8	3.1
Concessional Leases - Community	0.8	0.4
Total	54.8	55.5

Concessional Port Charges

The Gladstone Ports Corporation Limited (GPC) is subject to a number of long-term major industry contracts where port charges are significantly lower than market rates. These historical contracts were entered into to support various industries and government initiatives from time to time. The amounts shown are estimates of the revenue foregone by GPC as a result of being unable to charge commercial rates.

Concessional Leases

GPC has various land and building lease arrangements at non-commercial rates. These contracts relate to incentives to improve utilisation of port land and assets and to establish businesses within port precincts. GPC also provides support to community and not-for-profit organisations through concessional leasing arrangements. The amounts shown are estimates of the revenue foregone by not charging commercial rates.

Table A.3.4	North Queensland Bulk Ports Corporation Limited

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Concessional Leases - Industry/Commercial	1.1	1.1
Concessional Leases - Community	1.5	1.5
Total	2.6	2.6

Concessional Leases

North Queensland Bulk Ports (NQBP) Corporation Limited provides several long-term leases to agricultural industry proponents at below commercial rates. NQBP also provides leases to various community organisations, local councils and Government departments at below commercial rates. The amounts shown are estimates of the revenue foregone by not charging commercial rates.

Budget Strategy and Outlook 2017-18

Table A.3.5	Port of Townsville Limited

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Concessional Leases - Industry/Commercial	5.5	5.6
Concessional Leases - Community	0.1	0.1
Total	5.6	5.7

Concessional Leases

Port of Townsville Limited provides several long-term leases to agricultural industry proponents at below commercial rates. Port of Townsville Limited also provides leases to various community organisations, local councils and Government departments at below commercial rates. The amounts shown are estimates of the revenue foregone by not charging commercial rates.

Table A.3.6	Queensland Rail Limited

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Concessional Leases - Community	1.7	1.8
Total	1.7	1.8

Concessional Leases – Community

Queensland Rail leases properties, typically to community organisations, at below commercial rates under the continuation of pre-existing arrangements. The properties are generally of historical significance to the local community and the lessee often undertakes beautification works on the property. The amount shown is an estimate of the revenue foregone by not charging commercial rates.

Table A.3.7	SunWater Limited

Concession	2016-17 Est. Act. $ million	2017-18 Estimate $ million
Water Supply Contracts	58.6	60.1
Total	58.6	60.1

Water Supply Contracts

SunWater Limited has a number of historic non-commercial water supply contracts that benefit specific entities, predominantly local government authorities. The future treatment of these water supply contracts is currently being considered by Government. The amount shown represents the difference between revenue and expenses under a fully costed allocation model. Currently annual price increases are limited to CPI.

Budget Strategy and Outlook 2017-18

Appendix B:	Tax expenditure statement

Context

Governments employ a range of policy tools to achieve social and economic objectives. These include the use of direct budgetary outlays, regulatory mechanisms and taxation. This Tax Expenditure Statement (TES) details revenue foregone as a result of Government decisions relating to the provision of tax exemptions or concessions. The TES is designed to improve transparency in the use of tax expenditures and increase public understanding of the fiscal process.

Tax expenditures are reductions in tax revenue that result from the use of the taxation system as a policy tool to deliver Government policy objectives. Tax expenditures are provided through a range of measures, including:

•	tax exemptions

•	the application of reduced tax rates to certain groups or sectors of the community

•	tax rebates

•	tax deductions

•	provisions which defer payment of a tax liability to a future period.

Labelling an exemption or concession as a tax expenditure does not necessarily imply any judgement as to its appropriateness. It merely makes the amount of the exemption or concession explicit and thereby facilitates its scrutiny as part of the annual Budget process.

Methodology

Revenue foregone approach

The method used almost exclusively by governments to quantify the value of their tax expenditures is the revenue foregone approach. This method estimates the revenue foregone through use of the concession by applying the benchmark rate of taxation to the volume of activities or assets affected by the concession. One of the deficiencies of the revenue foregone approach is that the effect on taxpayer behaviour resulting from the removal of the particular tax expenditure is not factored into the estimate. Consequently, the aggregation of costings for individual tax expenditure items presented in the TES will not necessarily provide an accurate estimate of the total level of assistance provided through tax expenditures.

Measuring tax expenditures requires the identification of:

•	a benchmark tax base

•	concessionally taxed components of the benchmark tax base such as a specific activity or class of taxpayer

•	a benchmark tax rate to apply to the concessionally taxed components of the tax base.

Budget Strategy and Outlook 2017-18

Defining the tax benchmark

The most important step in the preparation of a TES is the establishment of a benchmark for each tax included in the statement. The benchmark provides a basis against which each tax concession can be evaluated. The aim of the benchmark is to determine which concessions are tax expenditures as opposed to structural elements of the tax. The key features of a tax benchmark are:

•	the tax rate structure

•	any specific accounting conventions applicable to the tax

•	the deductibility of compulsory payments

•	any provisions to facilitate administration

•	provisions relating to any fiscal obligations.

By definition, tax expenditures are those tax concessions not included as part of the tax benchmark.

Identification of benchmark revenue bases and rates requires a degree of judgement and is not definitive. Furthermore, data limitations mean that the tax expenditures are approximations and are not exhaustive. This statement does not include estimates of revenue foregone from exemptions or concessions provided to Government agencies. Very small exemptions or concessions are also excluded.

The Tax Expenditure Statement

This year’s statement includes estimates of tax expenditures in 2015-16 and 2016-17 for payroll tax, land tax, duties and gambling taxes. A summary of the major tax expenditures valued on the basis of revenue foregone is presented in Table B.1. Not all expenditures can be quantified at this time. Accordingly, the total value of tax expenditures should be considered as indicative only.

Budget Strategy and Outlook 2017-18

Table B.11	Tax expenditure summary[1]

	2015-16[2] $ million	2016-17 $ million
Payroll Tax
Exemption threshold	1,369	1,395
Deduction scheme	335	332
Section 14 exemptions
Local Government	139	142
Education	178	181
Hospitals	368	397
Total Payroll Tax	2,388	2,447
Land Tax
Liability thresholds[3]	596	704
Graduated land tax scale	589	653
Primary production deduction	83	83
Part 6 Divisions 2 and 3 exemptions not included elsewhere[4]	100	102
Land developers’ concession	20	20
Total Land Tax	1,388	1,562
Duties
Transfer duty on residential property
Home concession	386	401
First home concession	215	216
First home vacant land	24	26
Insurance duty
WorkCover	54	62
Health insurance	399	421
Total Duties	1,079	1,125
Taxes on Gambling
Gaming machine taxes	114	122
Casino taxes	9	8
Total Gambling Tax	123	130
Total	4,978	5,264

Notes:

1.	Numbers may not add due to rounding.
2.	2015-16 estimates may have been revised since the 2016-17 Budget.
3.	Land tax is payable only on the value of taxable land above a threshold which depends on the ownership structure.
4.	Applicable, but not limited, to religious bodies, public benevolent institutions and other exempt charitable institutions.

Budget Strategy and Outlook 2017-18

Discussion of individual taxes

Payroll tax

The benchmark tax base for payroll tax is assumed to be all taxable wages, salaries and supplements (including employer superannuation contributions) paid in Queensland, as defined in the Payroll Tax Act 1971. The benchmark tax rate for payroll tax is assumed to be the statutory rate applying in each financial year.

Payroll tax exemption threshold

Employers who employ in Queensland with an annual Australian payroll of $1.1 million or less are exempt from payroll tax. On the basis of 2015-16 average weekly earnings, this threshold corresponded to approximately 14 full-time equivalent employees. This exemption is designed to assist small and medium sized businesses.

Deduction scheme

Employers who employed in Queensland with Australian payrolls between $1.1 million and $5.5 million benefited from a deduction of $1.1 million, which reduced by $1 for every $4 by which the annual payroll exceeded $1.1 million. The deduction is pro-rated for interstate wages. There was no deduction for employers or groups that had an annual payroll in excess of $5.5 million.

Section 14 exemptions

A number of organisations are provided with exemptions from payroll tax under Section 14 of the Payroll Tax Act 1971. The activities for which estimates have been calculated are wages paid by public hospitals, non-tertiary private educational institutions and local governments (excluding commercial activities).

Land tax

The benchmark tax base is assumed to be all freehold land within Queensland, excluding residential land used as a principal place of residence and land owned by individuals with a value for that year below the threshold. The benchmark tax rate for land tax is assumed to be the top rate of land tax applicable in Queensland in each financial year.

Liability thresholds

Land tax is payable on the value of taxable land equal to or above a threshold which depends on the land’s ownership. The threshold for companies, trusts and absentees is $350,000 and for resident individuals the threshold is $600,000.

Land owned by resident individuals as their principal place of residence is excluded from the estimate. The exemption from paying below a minimum amount is not included as a tax expenditure as it is regarded as the application of an administration threshold.

Budget Strategy and Outlook 2017-18

Graduated land tax scale

A graduated (concessional) scale of land tax rates is applicable to land with a taxable value of less than $5 million for resident individuals and companies, trustees and absentees. The benchmark rates used for estimating the tax expenditures were 1.75% for individuals and 2.0% for companies, trustees and absentees.

Primary production deduction

The taxable value of land owned by a resident individual, trustee or some absentees and companies does not include all or part of their land that is used for the business of agriculture, pasturage or dairy farming.

Part 6 Divisions 2 and 3 exemptions (not elsewhere included)

A number of land tax exemptions are granted in Part 6 Divisions 2 and 3 of the Land Tax Act 2010 to eligible organisations. These include, but are not limited to, public benevolent institutions, religious institutions and other exempt charitable institutions, retirement villages, trade unions and showgrounds.

Land developers’ concession

Land tax payable by land developers is calculated on the basis that the unimproved value of (undeveloped) land subdivided in the previous financial year and which remains unsold at 30 June of that year is 60% of the Valuer-General’s value. This concession is outlined in Section 30 of the Land Tax Act 2010.

Duties

Home concession

A concessional rate of duty applies to purchases of a principal place of residence. A 1% concessional rate applies on dutiable values up to $350,000, rather than the normal schedule of rates between 1.5% and 3.5%. For properties valued over $350,000, the scheduled rates of transfer duty apply on the excess.

First home concession

Where a purchaser has not previously owned a residence in Queensland or elsewhere, the purchaser of a home receives a more generous concession on duty. This concession comprises a rebate in addition to the home concession on properties (this concession may not be applicable if the purchase price is less than the full market value of the property). The size of the rebate depends on the value of the property. A full concession is provided to purchases of a first principal place of residence valued up to $500,000.

Budget Strategy and Outlook 2017-18

First home vacant land concession

A first home concession is available for the purchase of certain vacant land up to the value of $400,000, with a full concession available on certain vacant land up to the value of $250,000.

Insurance duty

The benchmark tax base is assumed to be all premiums for general insurance policies (not for life insurance). The benchmark tax scale is assumed to be the scale that actually applied in each financial year.

Gambling taxes

Gaming machine tax concessions for licensed clubs

The benchmark tax base is assumed to be all gaming machines operated by licensed clubs and hotels in Queensland. The benchmark tax rate is assumed to be the highest marginal tax rate (as is applied to hotels) that actually applied in each financial year.

A progressive tax rate scale applies to gaming machines operated by licensed clubs. The tax rate is calculated monthly on the gaming machine taxable metered win and the top tax rate is only applied to the portion of gaming machine revenue where the monthly metered win exceeds $1.4 million for any licensed club.

Casino tax concessions

The benchmark tax base is assumed to be all casinos operating in Queensland. The benchmark tax rate is assumed to be the highest tax rate that is actually applied in each financial year.

A tax rate of 20% of gross revenue applies for standard transactions in the Brisbane and Gold Coast casinos. A concessional tax rate of 10% applies for gross revenue from standard transactions in the Cairns and Townsville casinos. The tax rate applicable to gaming machines in casinos is 30% of gross revenue in the Brisbane and Gold Coast casinos and 20% in the Cairns and Townsville casinos.

In addition concessional rates of 10% also apply for revenue from high rollers in all casinos. A goods and services tax (GST) credit is provided to casinos that approximates a reduction in the above tax rates of 9.09%

Budget Strategy and Outlook 2017-18

Appendix C:	Revenue and expense assumptions and sensitivity analysis

The Queensland Budget, like those of other jurisdictions, is based in part on assumptions made about parameters that are uncertain, both internal and external to the State, which can impact directly on economic and fiscal forecasts.

This appendix outlines the assumptions underlying the revenue and expense estimates and analyses the sensitivity of the estimates to changes in the economic and other assumptions. This analysis is provided to enhance the level of transparency and accountability of the Government.

The forward estimates in the Budget are framed on a no policy change basis. That is, the expenditure and revenue policies in place at the time of the Budget (including those announced in the Budget) are applied consistently throughout the forward estimates period.

The following discussion provides details of some of the key assumptions, estimates and risks associated with revenue and expenditure and, where a direct link can be established, the indicative impact on forecasts resulting from a movement in those variables.

Budget Strategy and Outlook 2017-18

Taxation and royalty revenue

Table C.1	Taxation and royalty revenue[1]

	2015-16 Actual $ million	2016-17 Est. Act. $ million	2017-18 Budget $ million	2018-19 Projection $ million	2019-20 Projection $ million	2020-21 Projection $ million
Payroll tax	3,712	3,667	3,819	4,057	4,328	4,615
Transfer duty	3,005	3,327	3,190	3,367	3,580	3,813
Other duties	1,340	1,409	1,488	1,562	1,639	1,721
Gambling taxes and levies	1,138	1,131	1,181	1,233	1,287	1,344
Land tax	1,010	1,086	1,192	1,274	1,358	1,441
Motor vehicle registration	1,633	1,676	1,741	1,809	1,877	1,948
Other taxes	709	648	687	730	774	825
Total taxation revenue	12,547	12,945	13,298	14,031	14,843	15,707
Royalties
Coal	1,705	3,376	2,750	2,241	2,222	2,260
Petroleum[2]	36	97	147	194	248	296
Other royalties[3]	381	365	402	426	441	435
Land rents	162	167	172	178	184	189
Total royalties and land rents	2,284	4,005	3,472	3,039	3,096	3,180

Notes:

1.	Numbers may not add due to rounding.
2.	Includes impact of liquefied natural gas (LNG).
3.	Includes base and precious metals and other mineral royalties.

Budget Strategy and Outlook 2017-18

Taxation revenue assumptions and revenue risks

The rate of growth in tax revenues is dependent on a range of factors that are linked to the rate of growth in economic activity in the State. Some taxes are closely related to activity in specific sectors of the economy, whilst others are broadly related to the general rate of economic growth, employment, inflation and wages. A change in the level of economic activity, resulting from economic growth differing from forecast levels, would impact upon a broad range of taxation receipts.

Wages and employment growth – payroll tax collections

Wages and employment growth have a direct impact on payroll tax collections. The Budget assumptions are for an increase in wages of 2 1⁄4% and an increase in employment of 1% in 2017-18. The composition of the payroll tax base is also important. For example, the rate of growth in payroll tax is expected to be lower as businesses in fast growing sectors such as tourism, retail and hospitality are often outside the tax base because they are below the threshold. A one percentage point variation in either Queensland wages growth or employment would change payroll tax collections by approximately $38 million in 2017-18.

Transfer duty estimates

Transfer duty collections in 2017-18 are expected to decrease by 4.1% on the 2016-17 estimated actual due to strong growth of 10.7% in 2016-17, support by a number of one-off large commercial transactions.

Across the forward estimates period, moderate growth in residential and non-residential transfer duty, supported by a pipeline of construction works should support growth in transfer duty collections.

A one percentage point variation in either the average value of property transactions or the volume of transactions would change transfer duty collections by approximately $32 million in 2017-18.

Budget Strategy and Outlook 2017-18

Royalty assumptions and revenue risks

Table C.2	Coal royalty assumptions

	2016-17	2017-18	2018-19	2019-20	2020-21
	Est. Act. $ million	Budget $ million	Projection $ million	Projection $ million	Projection $ million
Tonnages - crown export[1]	201	207	216	225	229
Exchange rate US$ per A$[2]	0.75	0.75	0.75	0.75	0.75
Year average coal prices (US$ per tonne)[3]
Hard coking	192	131	116	115	115
Semi-soft	139	112	97	91	90
Thermal	66	78	70	68	67
Year average oil price
Brent (US$ per barrel)	50	55	57	59	61

Notes:

1.	Excludes coal produced for domestic consumption and coal where royalties are not paid to the Government, i.e. private royalties. 2017-18 estimate for domestic coal volume is approximately 24.9 Mt and private coal is 9.5 Mt.
2.	Year average.
3.	Price for highest quality coking and thermal coal. Lower quality coal can be sold below this price with indicative average prices for 2017-18 as follows: Hard coking US$126 and thermal US$72.

Royalty Assumptions

Table C.2 provides the 2017-18 Budget assumptions regarding coal royalties, which represent the bulk of Queensland’s royalty revenue.

Exchange rate and commodity prices and volumes – royalties estimates

Estimates of mining royalties are sensitive to movements in the A$-US$ exchange rate and commodity prices and volumes. Contracts for the supply of commodities are generally written in US dollars. Accordingly, a change in the exchange rate impacts on the Australian dollar price of commodities and therefore expected royalties collections.

Coal

For each one cent movement in the A$-US$ exchange rate, the impact on royalty revenue would be approximately $49 million in 2017-18.

A 1% variation in export coking and thermal coal volumes would lead to a change in royalty revenue of approximately $23 million.

A 1% variation in the average price of export coal would lead to a change in royalty revenue of approximately $37 million.

Budget Strategy and Outlook 2017-18

Parameters influencing Australian Government GST payments to Queensland

The Queensland Budget incorporates estimates of GST revenue grants to Queensland based on Australian Government estimates of national GST collections and Queensland Treasury assumptions of Queensland’s share. The estimates of collections are primarily determined by the value of consumption subject to GST.

Since the Australian Government payments are based on the amount actually collected, it is Queensland’s Budget that bears the risks of fluctuations in GST collections. As with all other tax estimates, there is a risk of lower collections than estimated if economic growth and consumption are weaker than expected.

Due to the complexities associated with the GST base, the information provided in the Australian Government Budget Papers is not sufficient to prepare indicative forecasts of the sensitivity of GST estimates to key variables.

Sensitivity of expenditure estimates and expenditure risks

Public sector wage costs

Salaries and wages form a large proportion of General Government Sector operating expenses. Increases in salaries and wages are negotiated through enterprise bargaining agreements.

The 2017-18 Budget and forward estimates includes funding for wage increases as per existing agreements and reflect the Government’s wages policy where outcomes are yet to be finalised.

A general 1% increase in wage outcomes in a particular year would increase expenses by around $220 million in that year. The impact would compound and be much larger in the later years.

Interest rates

The General Government Sector has a total debt servicing cost estimated at $1.706 billion in 2017-18. The current average duration of General Government Sector debt is just over 5.5 years. The majority of General Government Sector debt is held under fixed interest rates and therefore the impact of interest rate variations on debt servicing costs in 2017-18 would be relatively modest, with the impact occurring progressively across the forward estimates.

Actuarial estimates of superannuation and long service leave

Liabilities for superannuation and long service leave are estimated by the State Actuary with reference to, among other things, assumed rates of investment returns, salary growth, inflation and discount rate. These liabilities are therefore subject to changes in these parameters. Similarly, the long service leave liabilities are subject to the risk that the actual rates of employee retention will vary from those assumed in the liability calculation.

Budget Strategy and Outlook 2017-18

Appendix D:	Fiscal aggregates and indicators

Table D.1 Key Fiscal Aggregates1

	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Revised	Projection	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
General Government
Total revenue	39,727	42,013	45,801	41,755	46,705	49,970	50,995	56,434	55,869	56,138	57,887	58,982
Tax revenue	9,375	9,981	10,608	10,937	11,840	12,598	12,547	12,945	13,298	14,031	14,843	15,707
Total expenses	39,599	43,479	46,028	46,313	46,217	49,551	50,025	53,610	55,723	56,021	57,183	58,574
Employee expenses	15,566	16,826	18,250	18,130	17,816	18,592	20,044	21,203	22,420	22,724	23,696	24,561
Net operating balance	128	(1,466)	(226)	(4,558)	488	420	970	2,824	146	117	704	408
Capital purchases	8,959	8,237	7,971	7,001	6,323	4,635	4,092	4,416	5,123	6,471	7,015	6,462
Net capital purchases	6,665	5,583	5,241	3,389	3,087	992	1,431	1,956	2,508	4,063	3,429	2,904
Fiscal balance	(6,537)	(7,049)	(5,467)	(7,947)	(2,599)	(572)	(461)	868	(2,363)	(3,946)	(2,725)	(2,496)
Borrowings	15,916	24,593	29,517	37,878	41,369	43,105	35,486	33,937	33,758	36,393	38,760	41,244
Net debt	(13,354)	(9,542)	(5,720)	2,399	5,208	5,749	654	297	1,622	5,748	8,960	11,318

Non-Financial Public Sector
Total revenue	47,883	49,040	52,307	49,181	53,502	56,178	57,608	64,373	63,066	63,554	65,435	66,858
Capital purchases	15,007	13,306	11,980	10,774	9,313	7,813	6,900	6,899	7,989	9,529	10,009	9,453
Borrowings	51,713	53,708	61,542	69,086	72,637	75,233	72,922	73,102	71,989	74,978	77,720	81,148

Notes:

1.	Bracketed numbers represent negative amounts.

Budget Strategy and Outlook 2017-18

Table D.2 Key Fiscal Indicators1

	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Revised	Projection	Projection	Projection	Projection
	%	%	%	%	%	%	%	%	%	%	%	%
General Government
Revenue/GSP	15.7	15.6	15.8	14.4	15.5	16.2	16.1	16.0	15.2	14.8	14.5	14.0
Tax/GSP	3.7	3.7	3.7	3.8	3.9	4.1	4.0	3.7	3.6	3.7	3.7	3.7
Own source revenue/GSP	7.7	8.1	8.0	8.1	8.3	8.6	8.6	8.1	7.7	7.5	7.3	7.1
Expenses/GSP	15.7	16.1	15.9	15.9	15.4	16.1	15.8	15.2	15.2	14.8	14.3	13.9
Employee expenses/GSP	6.2	6.2	6.3	6.2	5.9	6.0	6.3	6.0	6.1	6.0	5.9	5.8
Net operating balance/GSP	0.1	(0.5)	(0.1)	(1.6)	0.2	0.1	0.3	0.8	0.0	0.0	0.2	0.1
Capital purchases/GSP	3.5	3.1	2.8	2.4	2.1	1.5	1.3	1.2	1.4	1.7	1.8	1.5
Net cash inflows from operating activities/Net cash flows from investments in non-financial assets	38.7	26.3	36.3	(40.8)	45.8	97.5	122.6	125.7	59.4	48.3	47.4	55.0
Fiscal balance/GSP	(2.6)	(2.6)	(1.9)	(2.7)	(0.9)	(0.2)	(0.1)	0.2	(0.6)	(1.0)	(0.7)	(0.6)
Borrowings/GSP	6.3	9.1	10.2	13.0	13.7	14.0	11.2	9.6	9.2	9.6	9.7	9.8
Borrowings/revenue	40.1	58.5	64.4	90.7	88.6	86.3	69.6	60.1	60.4	64.8	67.0	69.9

Revenue growth	7.1	5.8	9.0	(8.8)	11.9	7.0	2.1	10.7	(1.0)	0.5	3.1	1.9
Tax growth	5.7	6.5	6.3	3.1	8.3	6.4	(0.4)	3.2	2.7	5.5	5.8	5.8
Expenses growth	6.7	9.8	5.9	0.6	(0.2)	7.2	1.0	7.2	3.9	0.5	2.1	2.4
Employee expenses growth	8.8	8.1	8.5	(0.7)	(1.7)	4.4	7.8	5.8	5.7	1.4	4.3	3.6

Non-Financial Public Sector
Capital purchases/GSP	5.9	4.9	4.1	3.7	3.1	2.5	2.2	2.0	2.2	2.5	2.5	2.2
Borrowings/GSP	20.4	19.9	21.3	23.8	24.1	24.4	23.1	20.7	19.6	19.7	19.4	19.3
Borrowings/revenue	108.0	109.5	117.7	140.5	135.8	133.9	126.6	113.6	114.1	118.0	118.8	121.4
Net financial liabilities2/revenue	112.5	96.2	115.6	133.4	129.8	125.2	127.1	111.2	114.0	118.3	118.6	119.2

Notes:

1.	Bracketed numbers represent negative amounts.
2.	UPF definition, which is equal to total financial assets less investments in other public sector entities less total liabilities.

Queensland Budget 2017-18  Budget Strategy and Outlook  Budget Paper No. 2

Queensland Budget 2017-18

Budget Strategy and Outlook  Budget Paper No. 2

Queensland Budget 2017-18

CAPITAL STATEMENT

Budget Paper No. 3

2017-18 Queensland Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

5. Service Delivery Statements

Appropriation Bills

Budget Highlights

© Crown copyright

All rights reserved

Queensland Government 2017

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Capital Statement

Budget Paper No. 3

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

State Budget

2017-18

Capital Statement

Budget Paper No. 3

Contents

1	Approach and highlights	1

1.1	Introduction	1
1.2	Capital planning and prioritisation	2
1.3	Innovative funding and financing	3
1.4	Key projects	9
1.5	Highlights by Asset Class	13

2	2017-18 Capital Program overview	19

2.1	Capital purchases	20
2.2	Capital grants	24
2.3	Changes to forecast delivery of 2016-17 Capital Program	28

3	Capital outlays by entity	29

3.1	Aboriginal and Torres Strait Islander Partnerships	29
3.2	Agriculture and Fisheries	30
3.3	Communities, Child Safety and Disability Services	32
3.4	Education and Training	35
3.5	Electoral Commission of Queensland	44
3.6	Energy and Water Supply	45
3.7	Environment and Heritage Protection	63
3.8	Housing and Public Works	65
3.9	Infrastructure, Local Government and Planning	70
3.10	Justice and Attorney-General	75
3.11	Legislative Assembly of Queensland	80
3.12	National Parks, Sport and Racing	81
3.13	Natural Resources and Mines	85
3.14	Premier and Cabinet	87
3.15	Public Safety Business Agency	91

3.16	Queensland Fire and Emergency Services	97
3.17	Queensland Health	99
3.18	Queensland Police Service	110
3.19	Queensland Treasury	111
3.20	Science, Information Technology and Innovation	113
3.21	State Development	116
3.22	Tourism, Major Events, Small Business and the Commonwealth Games	117
3.23	Transport and Main Roads	119

Appendix A:	Entities included in capital outlays 2017-18	138

Appendix B:	Key concepts and coverage	141

Appendix C:	Capital Purchases by Entity by Region 2017-18	142

Capital Statement 2017-18

1	Approach and highlights

1.1	Introduction

The capital statement provides an overview of the Queensland Government’s approach to capital planning and delivery and the capital program for 2017-18. The capital program is focused on growing the Queensland economy through job-creating investment, infrastructure and innovation across the state. Queensland Treasury estimates that capital expenditure in 2017-18 will directly support around 29,000 full-time jobs. In total, the 2017-18 Budget will directly support around 40,000 jobs in 2017-18, predominantly in the private sector, while continuing to create jobs and improve employment outcomes for all Queenslanders into the future.

The Queensland Government has an important role in providing essential infrastructure and capital works to meet the state’s increasing service needs and to promote increased productivity and efficiency for the state’s industries. The Queensland Government also recognises that building infrastructure benefits local communities, strengthens local economies and supports local jobs.

Non-financial Public Sector capital expenditure totals $10.171 billion for 2017-18, which comprises $8.608 billion of purchases of non-financial assets (PNFA) and acquisitions of non-financial assets under finance leases, and $1.563 billion of capital grants expenses.

The government will invest $3.885 billion on roads and transport infrastructure in 2017-18. In addition, there will be significant investments in health, education and housing to address population growth and improve productivity and prosperity.

Each year, part of the Queensland Government’s capital program is undertaken through the Public Non-financial Corporations (PNFC) sector (that is, commercial entities of government, including government-owned corporations). For 2017-18, capital purchases by the PNFC sector will comprise 35.9 per cent of the state capital program, reflecting major investments in port and rail infrastructure and the energy sector.

The Infrastructure Portfolio Office (IPO) within the Department of Infrastructure, Local Government, and Planning in conjunction with Queensland Treasury have been working with agencies to improve the profiling of their capital program over the forward estimates. While the total capital program has not reduced, the 2017-18 year is lower than forecast previously as project expenditure has been re-profiled over the forward estimates. The 2016-17 budget estimate was $40.836 billion over the forward estimates. The 2017-18 budget estimate over the forward estimates is $42.750 billion.

The government has committed to fully fund and deliver Cross River Rail. In addition to funding previously set aside, the Queensland Government has allocated a further $1.952 billion over the forward estimates. In future Budgets, the Queensland Government will allocate a further $2.597 billion over the period 2021-22 to 2023-24. This ensures the $5.409 billion required for delivery is fully committed. While this delivers certainty of funding, it is expected that the cost to the state will be reduced through future Australian Government contributions and the proceeds of commercial funding sources, such as the development of government land around stations.

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Capital Statement 2017-18

1.2	Capital planning and prioritisation

1.2.1	State Infrastructure Plan

Released in March 2016, the State Infrastructure Plan (SIP) provides a clear vision for planning, investment and delivery of infrastructure in Queensland. The SIP underpins the government’s commitment to support jobs and the economy, by ensuring the state is investing in the right infrastructure, in the right place and at the right time. The implementation of the SIP is led by the IPO within the Department of Infrastructure, Local Government and Planning.

The Infrastructure Cabinet Committee (ICC) continues its focus on infrastructure coordination and development, monitoring the implementation of the SIP and the whole-of-government capital expenditure program and makes recommendations to Cabinet on infrastructure matters.

The 2017 SIP Part B update will align with the 2017-18 State Budget and reflect the government’s current capital investment program. The 2017 SIP Part B update will also highlight how infrastructure proposals mature from early concept to a funded government project by moving through various planning and investment decision phases.

1.2.2	Building Queensland

Building Queensland is a statutory body established under the Building Queensland Act 2015 that provides independent expert advice to Queensland Government departments, government-owned corporations and selected statutory authorities to enable better infrastructure decisions.

Building Queensland develops an infrastructure pipeline of priority projects every six months to assist Government’s decisions for major infrastructure. The pipeline identifies unfunded priority proposals that Building Queensland recommends for further development or investment consideration.

Building Queensland also assists agencies with pre-business case activities, and assists or leads the development of business cases for infrastructure proposals across government. Building Queensland has completed detailed business cases for the following projects:

•	Cross River Rail

•	European Train Control System

•	Beerburrum to Nambour Rail Upgrade

•	The Smithfield Transport Corridor Upgrade.

In addition, Building Queensland has completed the preliminary business cases for the Nullinga Dam Project and the Clinton Vessel Interaction Project.

Detailed business cases currently underway include the following:

•	Arthur Gorrie Correctional Centre

•	Lower Fitzroy River Water Infrastructure Project

•	Townsville Eastern Access Rail Corridor

•	Public Safety Regional Radio Communications.

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Capital Statement 2017-18

1.3	Innovative funding and financing

1.3.1	State Infrastructure Fund

The $2.2 billion State Infrastructure Fund was established to boost infrastructure investment, increase business confidence and to fund priorities in both the State Infrastructure Plan and Building Queensland’s Infrastructure Pipeline. Table 1 shows the programs within the State Infrastructure Fund.

The components of the funding package are:

•	$300 million for the Priority Economic Works and Productivity Program (PEWPP). Funding has been allocated to the Department of Transport and Main Roads and Queensland Rail to deliver seven high priority transport projects. Located around Queensland, these projects will be progressively delivered through to December 2020.

•	$180 million for the Significant Regional Infrastructure Projects Program (SRIPP) is now delivering 25 significant social and economic infrastructure projects or programs in key regional centres across Queensland, and all projects are forecast for completion by end of June 2019.

•	$20 million Maturing the Infrastructure Pipeline Program (MIPP) to review the 141 ‘proposals raised through consultation’ and 92 ‘future opportunities’ identified in the 2016 SIP Part B – progress will be reported in the 2017 SIP Part B update. In 2017-18, strategic assessments and preliminary evaluations will be undertaken of new infrastructure proposals submitted by local governments in late 2016.

•	$800 million allocated towards the delivery of Cross River Rail and a further $50 million to establish the Cross River Rail Delivery Authority. These allocations for Queensland’s number one infrastructure project align with the government’s priorities to attract investment, build infrastructure and grow innovation. More information on the government’s commitment to the delivery of Cross River Rail is outlined in section 1.4 Key projects of this document.

•	$200 million for the first stage of the Works for Queensland (W4Q) program that was funded in the Mid-Year Fiscal and Economic Review (MYFER) 2016-17. This stage of the program prioritises regional areas outside South East Queensland which are experiencing higher unemployment rates. The program is delivering jobs through priority maintenance and minor infrastructure works for 65 local governments across Queensland.

Table 1	State Infrastructure Fund

Program	Total $ million
Maturing the Infrastructure Pipeline	20
Priority Economic Works and Productivity Program	300
Significant Regional Infrastructure Projects Program	180
Works for Queensland	200
Cross River Rail	850
Future Projects[1]	650

State Infrastructure Fund Total	2,200

[1]	Future Projects includes committed funding for the Pacific Motorway Upgrade between Mudgeeraba and Varsity Lakes.

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Capital Statement 2017-18

1.3.2	Market-Led Proposals

Market-Led Proposals (MLPs) were introduced in the 2015-16 Budget as part of the government’s plan to create jobs and stimulate the economy. An MLP is a submission from the private sector seeking a commercial arrangement with government to provide a service or infrastructure that will meet a community need.

MLPs always include a role for government and are expected to provide benefits to government and/or the Queensland community. They are usually “low risk – low cost” to government and must present a clear case for direct negotiation so that a competitive process would not be expected to result in a better outcome for the state.

The government also needs to be satisfied that no other proposal addressing the same need – or proposing a similar outcome – is under active consideration by government and that the proposal is a genuine commercial proposition.

If the government can be satisfied that the proposal has the potential to generate benefits for the community and deliver value for Queensland taxpayers, it can mean a good idea gets off the ground faster.

Projects which are wholly, or largely, privately funded and of economic or social significance to Queensland or a region, such as those that support a large number of jobs or will generate significant economic activity beyond the project, are highly regarded.

The MLP Guidelines have been improved to build on their success to date, making it easier to engage with the process and to understand what is required. In response to feedback from stakeholders this includes streamlining the approval process, consolidating the assessment criteria, and replacing the “uniqueness” criteria with “justification for direct negotiation”. New supplementary guidance, with practical examples, will also help proponents to submit submissions which are more likely to be successful.

Further information on the updated MLP guidelines will be released in the near future.

Criteria for success

The new consolidated assessment criteria for initial consideration of a proposal are that it must:

•	satisfy a community need and align with government’s priorities

•	demonstrate that the public interest is best served by government negotiating directly with the proponent, rather than by engaging in a competitive process

•	deliver a value-for-money outcome to the state, which can be determined in the absence of a competitive market

•	have a proponent with the financial and technical capacity, capability, and experience to deliver the outcome successfully.

If progressed to Detailed Proposal, the proposal will be assessed to determine that:

•	there is an allocation of costs and risks between the proponent and the government that is acceptable to the government

•	the proposal is technically, commercially, and practically feasible.

A successful MLP will result in government contracting directly with a proponent rather than offering the opportunity to the market through a competitive process.

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Capital Statement 2017-18

Since the MLP framework has been established, the Treasury MLP team has discussed more than 140 preliminary proposals with proponents from every sector. Out of these concept discussions, 41 Stage One: Initial Proposals have been submitted for formal consideration, with five proposals progressing to Stage Two: Detailed Proposal or beyond. One of these, the Logan Motorway Enhancement Project, has reached contractual close.

Where a good idea isn’t successful as an MLP, it can be progressed in another way. Of the 19 formal proposals closed to date, six are being considered or are progressing through a competitive process and three have been referred to existing government funding programs or other government support.

Projects in the Detailed Proposal stage include

Brisbane International Cruise Terminal

The Port of Brisbane Pty Ltd (PBPL) is seeking to fully fund and finance a $100 million cruise ship facility catering for mega cruise ships at Luggage Point, which could add as much as $1 billion into the Queensland economy in the next two decades and support up to 300 jobs during the second year of construction.

The cruise ship terminal will cater to the new generation of mega cruise ships, which currently have to berth at temporary facilities in the Port of Brisbane. It is expected that over 60 per cent of cruise ships operating in Australia from 2020 will be mega cruise ships.

In April 2017, PBPL received in-principle support for the proposed commercial and technical solutions with key stakeholders. PBPL has indicated that it will submit its detailed proposal to the Queensland Government in late September 2017.

The Prince Charles Hospital Carpark and Office Accommodation

Carpark developer, International Parking Group (IPG), which is contracted to manage paid car parking at The Prince Charles Hospital campus, has submitted a proposal offering to resolve the hospital’s carpark shortage by financing and constructing two multi-level car parks offering 1,500 bays and constructing office accommodation for 500 staff.

The project has an estimated cost of $54 million and will be undertaken in return for an extension of its existing exclusive contract to manage all paid parking on the campus.

The proponent has indicated that it will submit a detailed proposal in 2017.

Approved proposals

Logan Motorway Enhancement Project

Transurban Queensland (TQ), which operates and maintains the Logan, Gateway and Gateway Extension motorways under a long-term agreement with the state, was the first proponent in Queensland to progress to contract award under the Queensland Government’s MLP framework.

TQ’s $512 million enhancement to the Logan and Gateway Extension motorways will provide a range of improvements to the motorways and surrounding roads to improve driver safety, reduce travel times, relieve local traffic congestion and enhance connectivity with other major road networks.

Queensland Treasury, in partnership with the Department of Transport and Main Roads, undertook a thorough assessment of TQ’s detailed proposal and concluded that the project was commercially sound, represented value for money and would deliver positive outcomes for Queenslanders.

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Capital Statement 2017-18

Following contract close in December 2016, initial site establishment works have commenced with major construction to progress from mid-2017.

The project is expected to support around 1,300 jobs during the 2.5 year construction period and generate around $1 billion (present value) in economic benefits for Queenslanders over 30 years. TQ will fully finance the costs of the works and will predominantly fund the project through moderate toll increases for trucks using the Logan and Gateway motorways. There will also be a new toll facility for motorists if they choose to use new south-facing ramps at Compton Road to access and exit the Gateway Extension Motorway.

The project is expected to be completed in mid-2019.

1.3.3	Public-private partnerships

The Queensland Government is engaged in a range of public-private partnerships (PPPs) that often involve the private sector constructing an asset, which is then leased to the public sector.

Whilst a PPP transfers construction and maintenance risk to the private sector, given the arrangement has the public sector effectively retaining the risks and rewards of ownership of an asset to the public sector, the government’s financial statements recognise an acquisition under a finance lease and a corresponding finance lease liability. The liability is treated as a borrowing in the state’s balance sheet.

Acquisitions under finance leases and finance lease liabilities are typically recognised once construction has been completed and the lease commences, rather than recognising expenditure and associated borrowings across the construction period as occurs under traditional delivery.

In 2017-18, the value of acquisitions under finance leases is expected to be $618.3 million.

Given the significant value of acquisition under finance leases in 2017-18, it is important that this method of infrastructure delivery is recognised as part of the Capital Statement.

1.3.4	Other infrastructure investment facilitated by the state

Resource development framework

The Queensland Government has launched a new policy approach for the future development of the Galilee, Surat, other basins and the North West Minerals Province. The approach will apply to new developments and will provide investor certainty leading to development and business opportunities in the Basins and the North West Minerals Province. These regions have the potential to support thousands of new jobs in regional centres. After the completion of comprehensive environmental impact assessments by state and federal agencies, projects will abide by the following principles:

•	all royalties due to the state are paid over the term of any agreement (inclusive of interest foregone costs), with security of payment and no adverse budget impact to the state

•	any agreement with a proponent will not involve the direct expenditure of public funds in the project or in directly related economic infrastructure for that project (noting that government- owned corporations (GOCs) may still supply economic infrastructure on commercial terms to resource project proponents)

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Capital Statement 2017-18

•	the proponent is to provide third party access infrastructure or other acceptable economic infrastructure to the state

•	projects must have significant regional employment, generation of royalties and economic opportunity benefits, such as the potential to assist in opening up undeveloped resource basins.

Building our Regions

The $375 million Building our Regions program provides funding to local governments for critical infrastructure in regional areas – supporting jobs, fostering economic development and improving liveability in regional communities.

To date, the program has allocated almost $156.2 million to 108 projects, which has attracted a further $277.8 million in investment from councils and other organisations. In the 2016-17 Budget the Palaszczuk Government injected a further $70 million for a third round of the program. Successful projects for Round 3 will be announced in the first half of 2017-18. It is expected that, during 2017-18, $111 million of capital grants are to be paid to successful applicants.

Works for Queensland

The government is providing an additional $200 million for the Works for Queensland program, for two years from 2017-18. This takes total government funding to $400 million, building on the existing $200 million commitment for the program announced on 13 December last year. The Works for Queensland program will support local governments outside South East Queensland that are facing elevated levels of unemployment. The program will fund job-creating maintenance and minor infrastructure works to ultimately improve the condition, quality or lifespan of local government assets. Funding will be allocated to eligible councils taking into account the size of the community and the relative need based on unemployment statistics.

Transport Infrastructure Development Scheme

The Transport Infrastructure Development Scheme (TIDS) provides targeted investment in local government transport infrastructure. The objectives of this scheme are to:

•	provide for an overall increase in works on the local government transport network

•	promote development of regional transport stewardship and delivery capability

•	link TIDS funding to desired outcomes to be delivered by local government

•	achieve best value from all available resources.

TIDS funding underpins the Roads and Transport Alliance – a 15 year partnership between Transport and Main Roads and the Local Government Association of Queensland on behalf of Queensland local governments, for the stewardship of the regional road and transport network. The Queensland Government’s $90 million increase to TIDS, announced in the 2016-17 Budget as part of Building our Regions, will commence in 2017-18.

North Queensland Initiatives

The Queensland Government allocates significant funding to support the development of new infrastructure in regional areas across the State, including North Queensland. The Queensland Government also notes the importance of complementary Australian Government infrastructure funding and is actively involved with the Australian Government to progress projects under various initiatives.

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Capital Statement 2017-18

The National Water Infrastructure Development Fund (NWIDF), announced as part of the White Paper on Developing Northern Australia and Agricultural Competitiveness, is another opportunity for Northern Queensland. The NWIDF is comprised of two parts: the feasibility component ($59.5 million) and the capital component ($440 million). Funding of $24.8 million is being made available for 15 feasibility studies in Queensland, including a feasibility study of the proposed Nullinga Dam. As the feasibility funding from the Australian Government is paid in arrears, the Queensland Government has stepped in to provide interim funding arrangements to ensure the feasibility studies can proceed.

Queensland has secured $223.8 million federal funding under the Northern Australia Roads Programme, towards a total of $279.7 million (includes 20 per cent state contribution). A further $76 million is being invested under the Northern Australia Beef Roads Programme, which is made up of $56.9 million federal funding and contributions of $19.2 million from state and relevant local governments. Key projects under these initiatives are outlined in section 3 Transport and Main Roads of this document.

Further, the Queensland Government’s $130 million Jobs and Regional Growth Fund will support regional growth and job creation by incentivising regional private sector businesses and projects and leveraging additional investment. The fund is focussed on regional areas, including North Queensland, and will provide financial assistance that may also help develop common user infrastructure opportunities that underpin multiple projects.

Powering North Queensland Plan

The Queensland Government is committed to securing energy supply and driving down energy costs for Queensland consumers. The 2017-18 Budget is using the dividends from Government owned corporations to kick-start growth-enhancing infrastructure projects through a $386 million down payment for the Powering North Queensland plan.

The plan includes:

•	$150 million for the development of strategic transmission infrastructure to support a clean energy hub

•	$100 million to help fund the proposed hydro-electric power station at Burdekin Falls Dam

•	$100 million towards improvement works to ensure that the Burdekin Falls Dam continues to meet design standards, as well as the reinvestment of SunWater’s 2016-17 dividends (estimated at $36 million)

•	commissioning a hydro-electric study to assess options for deploying new hydro in the state, including North Queensland.

Projects such as a new transmission line will unlock around 2,000 MW of wind, pumped hydro and solar projects, and potentially support 4,600 jobs over the long-term.

Townsville Water Security

Following the launch of Australia’s first City Deal in Townsville, an inter-governmental Water Taskforce has been established to review options to deliver a sustainable and secure long-term water supply for Townsville. The Government is setting aside funding of $225 million over four years from 2017-18 to ensure the State is prepared to act on the findings of the Taskforce and support Townsville water security.

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Capital Statement 2017-18

1.4	Key projects

This section provides an overview of key projects by phase.

1.4.1	Assessment phase

Burdekin Falls Dam Improvement, Raising and Hydro Electric Power Station

The government will invest to develop a business case for a hydro-electric power station on the state’s largest dam – Burdekin Falls Dam – to secure energy and support jobs for North Queensland. The power station will further contribute to the state’s renewable energy generation capacity and could generate 150 gigawatt hours of electricity – the equivalent of the annual energy use of 30,000 homes. The project could support between 150 and 200 new jobs when construction commences. The government-owned corporation Stanwell Corporation Limited will retain $100 million of its dividend to contribute to funding the proposed hydro-electric power station.

Government-owned corporation SunWater will retain all of its 2016-17 dividend in order to undertake essential dam safety upgrades and will also develop a detailed business case for improvement works to the saddle dam and monoliths so that the dam continues to meet current best practice safety standards. Government will provide a further $100 million towards the cost of the dam safety upgrades, which are expected to support around 250 construction jobs in regional Queensland.

Funding from the Australian Government’s National Water Infrastructure Development Fund is being used to undertake a high-level assessment of the feasibility of increasing the Burdekin Falls Dam capacity by 150,000 megalitres by raising the dam wall by two metres. Increasing the capacity of the dam would deliver additional water to support urban growth, increased resources activity in the Bowen and Galilee Basins, and irrigation development.

Port of Townsville Channel Capacity Upgrade

The Port of Townsville Limited (POTL) is proposing to widen the existing Platypus Channel and Sea Channel connection to the Port to allow larger vessels safe access; at an estimated cost of $193 million. The State Government will invest $75 million into the project, by reinvesting around $13 million of POTL’s 2016-17 dividend and committing a further $62 million directly to support the Channel Capacity Upgrade. As well as widening the channels, associated works include construction of rock walls and revetments to form receiving ponds for the beneficial re-use of dredge material, establishing a quarry to supply marine-grade armour rock required for rock walls and revetments, and installing navigation aids aligned with the new channel configuration. POTL intend to beneficially re-use capital dredge material consistent with the Sustainable Ports Development Act 2015 and construction will not commence until all necessary environmental approvals are in place.

European Train Control System (ETCS) – Inner City

A business case was completed for ETCS in mid-2016. Queensland Rail has allocated $634 million in its capital works program for delivery of the ETCS project between Milton and Northgate stations. A market sounding process was undertaken in late 2016 and detailed planning for the procurement phase is underway, with the formal procurement process to commence in mid-2017. Contract award for the delivery of ETCS is expected in 2018.

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Capital Statement 2017-18

Implementation of ETCS through the centre of Brisbane’s train network will improve safety and provide capacity to run additional rail services. It is a critical project to facilitate the Cross River Rail project and manage passenger demand while Cross River Rail is being delivered.

1.4.2	Procurement phase

Cross River Rail

During the 2016-17 financial year, the Cross River Rail project has progressed through the planning and assessment phases with the introduction and commencement of the Cross River Rail Delivery Authority Act 2016, the establishment of the Cross River Rail Delivery Authority (CRRDA) and the announcement of the Cross River Rail Delivery Board (the CRRD Board). As a result of these actions, delivery of the project became responsibility of the Delivery Authority from 14 April 2017.

The current project design for Cross River Rail encompasses a 10.2 kilometre link from Dutton Park to Bowen Hills, with 5.9 kilometres of tunnel under the Brisbane River and CBD, connecting northern and southern rail networks and providing significant benefits to commuters from both directions. Five new and upgraded high-capacity stations will be developed at: Boggo Road, Woolloongabba, Albert Street, Roma Street and the Exhibition showgrounds.

This second rail river crossing will ease congestion, improve network reliability and increase accessibility to the Brisbane CBD, allowing more people to travel longer distances with shorter journey times.

The Queensland Government is committed to the delivery of Cross River Rail. In this Budget the government is providing the additional funding necessary to meet the cost of delivery for Cross River Rail, ensuring that the project can now be delivered with certainty.

The project’s total cost of delivery is forecast to be $5.409 billion over the period 2016-17 to 2023-24. To date the Australian Government has committed only $10 million, to help fund some pre-construction planning costs. The Queensland Government will continue to work with the Australian Government to secure a contribution that properly reflects the strategic importance of this project and its contribution to the nation.

In this Budget the government has allocated an additional $1.952 billion to Cross River Rail over the forward estimates period. Together with the $850 million that the government previously allocated in the State Infrastructure Fund and the Australian Government’s contribution of $10 million, this provides total funding of $2.812 billion over the forward estimates (2016-17 to 2020-21). In future Budgets, the State Government will allocate a further $2.597 billion over the period 2021-22 to 2023-24. The government expects that this will be reduced through future Australian Government contributions and the proceeds of commercial funding sources.

The government recognises the significant potential of this infrastructure to boost jobs and economic growth, and add value to commercial and residential development sites across the region. The government is committed to maximising the benefits that can be achieved through integrated transport and land use development. The Cross River Rail Delivery Authority has a clear commercial mandate to explore the potential to leverage appropriate development to help fund the project.

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Capital Statement 2017-18

1.4.3	Delivery phase

Herston Quarter

Herston Quarter is an approximately five hectare site adjacent to the Royal Brisbane and Women’s Hospital that became available for redevelopment following the relocation of children’s health services to the Lady Cilento Children’s Hospital in South Brisbane.

The development site presents an exciting opportunity for the private sector to deliver a master planned health-related development, which capitalises on the location within the Herston Health Precinct, and leverages the convenience and quality of the adjacent institutions and developments.

After a competitive procurement process led by Queensland Treasury, Australian Unity has been engaged by the state as the master developer for the redevelopment of the Herston Quarter. Australian Unity’s proposal seeks to achieve the government’s vision to elevate Brisbane’s health credentials and cement the broader Herston Health Precinct as home to globally recognised health care, research, education, clinical trials and treatments.

Australian Unity will transform the site into a vibrant health-related mixed use community. This includes the delivery of a new 132-bed public Specialist Rehabilitation and Ambulatory Care Centre.

Following contract close on 23 February 2017, responsibility for the Herston Quarter has been transferred to Metro North Hospital and Health Service, which has entered into a Development Agreement with Australian Unity. Site establishment works have commenced with development to occur in stages over the next ten years.

The $1.1 billion project is to be delivered at no net cost or risk to the state and will support over 700 full-time equivalent jobs annually over the construction period, and hundreds of full-time jobs annually in operation.

Queen’s Wharf Brisbane

The Queen’s Wharf Brisbane (QWB) development is a $3 billion dollar capital investment in the urban renewal of the government precinct to create an iconic world class tourism offering.

The successful proponent, Destination Brisbane Consortium (DBC), will deliver five new premium hotels, three residential towers, in excess of 100 food and beverage and retail outlets, around 12 football fields (11 hectares) of enhanced public open space, the adaptive re-use of heritage buildings in the precinct and the construction of a pedestrian bridge to South Bank.

Consistent with the government’s focus on job creation, the project will provide significant economic development opportunities for Queensland by supporting more than 2,000 jobs during construction and 8,000 ongoing jobs.

The site handover and early works commenced in January 2017, with the integrated resort expected to open in 2022.

Toowoomba Second Range Crossing

The Toowoomba Second Range Crossing (TSRC) project is a $1.6 billion, 41 kilometre bypass route to the north of Toowoomba, running from the Warrego Highway at Helidon in the east to the Gore Highway at Athol in the west, via Charlton. The project is being jointly funded by the Queensland and Australian Governments. The project will support up to 1,800 full-time jobs during construction and is expected to improve road and driver safety, reduce travel time across the Range by up to 40 minutes for heavy commercial vehicles and relieve pressure on local roads by redirecting trucks away from Toowoomba’s CBD.

11

Capital Statement 2017-18

In 2015, the Nexus consortium was awarded the contract to deliver the TSRC and will be responsible for the design, construction, financing, operation and maintenance of the TSRC for a period of 25 years following construction completion which is expected in late 2018.

The TSRC will be a toll road, and use of the TSRC will be mandated for heavy vehicles without a Toowoomba destination. The Department of Transport and Main Roads will undertake further consultation with industry and the community before toll tariffs are finalised.

A competitive tender process for the procurement of tolling back office services has commenced. Responses to the state’s Request for Proposals are expected mid-2017.

Gold Coast Light Rail

The Gold Coast Light Rail Stage 2 (GCLR2) project extends the existing light rail system a further 7.3km to connect with the heavy rail network at Helensvale; providing an 11 minute trip from Helensvale station to the Gold Coast University Hospital station.

The $420 million project will support up to 1,000 jobs during construction. The project will be delivered with a $270 million contribution from the Queensland Government, $95 million from the Australian Government and $55 million from the Gold Coast City Council.

The current Gold Coast Light Rail proponent (GoldLinQ) has engaged CPB Contractors to construct Stage Two. Major works are well underway, with the project to be completed prior to the 2018 Commonwealth Games.

New Generation Rollingstock

The government’s $4.4 billion New Generation Rollingstock (NGR) project will see a significant increase to the South East Queensland train fleet to meet the growing demand for rail services.

The project is the largest single investment by Queensland in trains and demonstrates the government’s commitment to public transport in South East Queensland.

The NGR project is being delivered under an availability payment Public Private Partnership (PPP) by the Qtectic consortium.

Under the PPP, the consortium is responsible for financing, constructing and maintaining 75 new 6-car trains over a 32 year period, along with a new purpose-built maintenance centre at Wulkuraka, and three train simulators for training train crew.

Queensland Rail will operate the NGR trains, and is undertaking planning and preparation to transition the new trains into daily operations. The new trains will be progressively rolled-out onto the South East Queensland rail network from 2017.

North Queensland Stadium (NQ Stadium)

The $250 million North Queensland Stadium project will deliver an iconic, 25,000 seat regional stadium in Townsville in time for the 2020 NRL season.

The project is being jointly funded by the Queensland and Australian governments as part of the City Deal for Townsville, with a contribution from the NRL and the North Queensland Cowboys.

12

Capital Statement 2017-18

The NQ Stadium is expected to support up to 750 jobs throughout the design and construction phase as well as on-going jobs in hospitality, new tourism opportunities and major events. The stadium will also be a catalyst for urban renewal and regeneration for Townsville’s inner city and waterfront.

In December 2016, the successful principal contractor (a Cox Architecture-led team) was announced and the design concept for the stadium was released. On 1 May 2017, the successful Managing Contractor (Watpac) was announced. Engaging local industry in the delivery of the stadium is a key objective of the project, with Watpac committing to ensuring that more than 80 per cent of hours spent building the stadium will be by locals and at least 80 per cent of the value of the project will be spent on local subcontractors and suppliers.

It is expected that construction will commence late 2017.

1.5	Highlights by Asset Class

This section provides highlights by asset class for the 2017-18 capital program.

1.5.1	Transport

In 2017-18, the total capital program for the transport portfolio is forecast to be $3.885 billion including total capital grants of $237.4 million. This includes the Department of Transport and Main Roads, Queensland Rail, Far North Queensland Ports Corporation Limited, Gladstone Ports Corporation Limited, North Queensland Bulk Ports Corporation Limited, Port of Townsville Limited, RoadTek and the Gold Coast Waterways Authority.

In addition, the recently formed Cross River Rail authority will begin delivery of Cross River Rail.

Roads and public transport infrastructure

Highlights of the 2017-18 transport infrastructure program include:

•	$129 million in capital funding allocated to the Cross River Rail Delivery Authority as part of the Queensland Government’s $5.409 billion commitment to deliver Cross River Rail.

•	$407 million to continue delivery of 75 new six-car sets, and services over a 32-year period for the New Generation Rollingstock to meet the growing demand for rail services in South East Queensland.

•	$252.5 million towards the Toowoomba Second Range Crossing project, a bypass route to the north of Toowoomba, approximately 41km in length, running from the Warrego Highway at Helidon to the Gore Highway at Athol, via Charlton, at a total cost of $1.606 billion, in partnership with the Australian Government.

•	$236.3 million towards widening the Gateway Motorway North to six lanes, south of Nudgee, at a total cost of $1.143 billion, in partnership with the Australian Government.

•	$233.5 million to deliver the light rail system from Parkland Drive to Helensvale Rail Station, Gold Coast Light Rail (Stage 2), at a total cost of $420 million, in partnership with the Australian Government and the Gold Coast City Council.

13

Capital Statement 2017-18

•	$120 million to duplicate the Bruce Highway from four to six lanes, from Caloundra Road to the Sunshine Motorway, at a total estimated cost of $929.3 million, in partnership with the Australian Government.

Rail and Ports

The Rail and Ports 2017-18 capital program totals capital purchases $843.4 million. Highlights of the program include:

Queensland Rail:

•	$36 million to revitalise and modernise Brisbane’s Central Station to greatly improve the customer experience and cater for future growth.

•	$29.7 million for implementation of European Train Control System Level 2 in the Brisbane Inner City Network.

•	$24.5 million to continue track and tunnel upgrades between Brisbane and Toowoomba to cater for growing demand.

•	$23.5 million to continue the duplication of the Gold Coast Line between Coomera and Helensvale.

•	$18.3 million towards upgrades at Alderley, Morayfield, Newmarket, Graceville, Dinmore, Strathpine and Boondall Stations.

Ports:

•	Far North Queensland Ports Corporation Limited has allocated $7.1 million towards new and continuing development within its ports in Far North Queensland including $3.8 million to continue the development of the Tingira Street Precinct in Cairns, at a total cost of $21.3 million.

•	Gladstone Ports Corporation Limited has allocated $98.3 million towards ongoing development of the Port of Gladstone and additional works at the Port of Bundaberg and the Port of Rockhampton. This includes $49.7 million towards continuing upgrades at the RG Tanna Coal Terminal at the Port of Gladstone, at a total cost of $226 million.

•	North Queensland Bulk Ports Corporation Limited has allocated $24.7 million to continue port planning and development initiatives to meet industry requirements for export coal facilities including $7 million to renew Wharf 4 and 5 Fender at the Port of Mackay to support trade growth, at a total cost of $9.5 million.

•	Port of Townsville Limited has allocated $23.4 million towards ongoing development at the Port of Townsville and additional works at the Port of Lucinda. This includes $14.4 million for the redevelopment of the Berth 4 facility at the Port of Townsville, at a total cost of $37.3 million.

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Capital Statement 2017-18

1.5.2	Energy and Water

The Energy and Water Supply portfolio capital program for 2017-18 is $2.063 billion. The capital works program supports the government’s commitment to deliver cost effective, safe, secure and reliable energy and water supply.

Highlights of the portfolio’s capital program include:

•	Energy Queensland has a capital program of $1.412 billion to improve and reinforce electricity supplies across Queensland to meet customer needs especially to cover peak electricity demand periods and to support the increased use of residential solar power, storage batteries, electric vehicles and air-conditioners.

•	The capital spend for CS Energy Limited and Stanwell Corporation Limited is $242.7 million, primarily focused on maintaining existing plant and operations. This includes $55.1 million for improvements to the Callide Power Stations and $53.8 million for Stanwell Power Station projects.

•	Powerlink Queensland’s capital program is $196.5 million and is predominantly focused on refit or replacement of aged equipment and assets. This includes $8.6 million to replace aged primary plant and secondary systems equipment at the Mackay Substation.

•	SunWater’s planned capital purchases are $48.7 million. This spend will include improvement works of $12.9 million and $4.6 million at Boondooma Dam and Burdekin Falls Dam respectively.

•	Gladstone Area Water Board and Mount Isa Water Board have a combined capital program of $44.3 million, primarily focused on continuing cost-effective and safe operations of the Water Boards’ property, plant and equipment.

•	Seqwater’s capital purchases in 2017-18 are $118.5 million. The capital program is focused on the continuation of a safe, secure and reliable water supply for South East Queensland.

1.5.3	Health

The total capital purchases in 2017-18 for the health portfolio is $916.1 million. The focus for 2017-18 includes investment in health infrastructure, capital works and purchases across a broad range of areas including hospitals, ambulance stations and vehicles, health technology, research and scientific services, mental health services, staff accommodation and information and communication technology.

Highlights of the 2017-18 capital program for health services include:

•	$47.6 million as part of $208.4 million over four years for essential upgrades to health facilities and supporting infrastructure in rural and regional areas across the state including major redevelopments at Kingaroy Hospital, Blackall Hospital and Sarina Hospital, Townsville Hospital, refurbishment at Maryborough Hospital, a new mental health unit at Cairns Hospital, and the replacement of the primary health care centre on Mer (Murray) Island. The program will also support upgrades to staff accommodation at various locations across Queensland to provide safe, secure housing in rural areas.

•	$24 million as part of $131.8 million over four years as an initial investment to enhance public hospital capacity and services in south-east Queensland including the expansion of the emergency department at Caboolture Hospital and detailed planning and preparatory works for proposed redevelopments at Logan, Caboolture and Ipswich hospitals.

15

Capital Statement 2017-18

•	$8.7 million as part of $68.2 million over four years to establish a new Adolescent Extended Treatment Facility at The Prince Charles Hospital, two new adolescent Step Up Step Down units in Brisbane and refurbishment of two adolescent Day Program spaces at Logan and the Gold Coast.

1.5.4	Education and Training

Education and Training portfolio will make capital purchases of $604.6 million in 2017-18. This includes capital works program of $536.6 million for the construction and refurbishment of school educational facilities, early childhood education and care services and training assets.

Highlights of the capital program include:

•	$28 million as part of $500 million in total capital funding over five years to address enrolment growth pressures in state schools.

•	$154.5 million as part of $200 million in total funding for the construction of new halls, upgrading of existing halls and land acquisitions for new schools.

•	$112.5 million to undertake new stages for recently opened schools and provide additional classrooms at existing schools in growth areas throughout the state.

•	$37.7 million (excluding an expense component of $3.7 million) as part of $100.7 million in total capital funding over five years to continue construction of three new primary schools in the high growth areas of Yarrabilba (Logan), Caloundra-South and Coomera (all opening in 2018).

•	$21.3 million (excluding an expense component of $1.6 million) as part of $43.2 million in total capital funding to continue construction of the new primary school in Burdell, Townsville (opening in 2018).

•	$85.1 million to undertake renewal and minor projects to replace and enhance facilities at existing schools.

1.5.5	Digital

The 2017-18 capital program features a range of projects designed to facilitate improvements in the state’s digital infrastructure.

Highlights across government include:

•	$135.4 million for Queensland Health to invest in Information Technology Equipment and Information Communication and Technology to ensure continued efficiency of the Queensland Health system. This will include investment in core infrastructure to support digital hospitals, and replacement and enhancement of core clinical and business systems to support frontline health service provision, corporate functions and decision making at the point of care.

•	$12 million by the Queensland Institute of Medical Research for the acquisition of new and/or replacement state-of-the-art scientific equipment.

•	$11.7 million by Queensland Treasury to implement the Office of State Revenue Transformation Program. This will enable the delivery of an upgraded Information Communication and Technology platform and support improved revenue management services into the future.

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Capital Statement 2017-18

1.5.6	Justice and Public Safety

$274.8 million will be invested in capital purchases to support the delivery of essential frontline public safety services to Queensland communities.

Highlights of the Capital Program include:

•	$47.1 million for replacement and new urban and rural fire vehicles.

•	$44.5 million to replace or upgrade urban and rural fire and emergency and state emergency services facilities across Queensland.

•	$32.4 million for new and replacement police service vehicles.

•	$33.6 million to refurbish, upgrade or replace police facilities across the State.

•	$3.5 million to commence the Westgate Counter-Terrorism and Community Safety Training Centre.

In addition, $203.9 million capital purchases will be provided primarily for prison infrastructure, perimeter security upgrades, correctional centre enhancements, security management system upgrades and the programmed renewal and minor works of courthouses and youth justice facilities. These capital purchases include:

•	$7.5 million of $200 million at Capricornia Correctional Centre to provide an extra 164 beds to provide additional prisoner capacity.

•	$16.9 million to support the transition of 17 year olds into the youth justice system.

1.5.7	Arts, Culture and Recreation

Significant investment is provided in 2017-18 for culture and recreation. Highlights of investment include:

•	$6 million to renew and replace large critical infrastructure items across the Cultural Precinct, including the central energy plant renewal program, precinct-wide electrical safety upgrade program, precinct accessibility and mobility projects including amenities upgrades, precinct- wide lift and escalator upgrades, theatre dressing room upgrades at Queensland Performing Arts Centre and storage upgrades at the Queensland Art Gallery.

•	$25 million capital grant for the Racing Infrastructure Fund to assist the racing industry to improve racing infrastructure facilities across the state.

•	$6 million will be provided for the Arts Infrastructure Investment Fund for priority infrastructure projects across state owned arts and cultural facilities. This is part of a $17.5 million commitment over four years towards the Arts Infrastructure Investment Fund that includes works on the Bille Brown Theatre.

•	$15 million will be invested to enhance critical infrastructure including nature-based tourism opportunities and the management of the state’s national parks.

•	$4.3 million to maintain and upkeep Queensland Recreation Centres, Sports Grounds and Sports Houses throughout the state.

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Capital Statement 2017-18

1.5.8	Social Housing

Social housing is provided by the Queensland Government and non-government organisations to assist people who are unable to secure and sustain accommodation in the private market. The government’s capital investment in social housing in 2017-18 includes:

•	$390 million towards construction of new dwellings and upgrades to existing properties.

•	$109.1 million of capital grants to assist non-government organisations to construct and upgrade social housing dwellings.

Further, the government has committed $1.620 billion to deliver a housing construction program over 10 years. The housing construction program will boost supply of social and affordable housing and renew existing social housing. The government is committed to innovative approaches to boost housing supply, including by leveraging partnerships with private industry and local governments, and this funding package allows flexibility in how supply is increased.

The housing construction program is part of the $1.795 billion commitment to support delivery of the Queensland Housing Strategy 2017-2027. This in turn is part of $1.835 billion over 10 years the government is providing for a range of housing and homelessness measures. Additional details of the Queensland Housing Strategy and the Queensland Government’s response to housing and homelessness can be found in Budget Measures: Budget Paper 4.

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Capital Statement 2017-18

2	2017-18 Capital Program overview

Features

•	Non-financial Public Sector capital expenditure totals $10.171 billion for 2017-18, which comprises $8.608 billion of purchases of non-financial assets (PNFA) and acquisitions of non-financial assets under finance leases, and $1.563 billion of capital grants expenses. This capital program supports around 29,000 jobs in 2017-18.

•	The level of capital expenditure over the forward estimates is forecast to total $42.750 billion including capital purchases and capital grants. With the government engaging in a range of Public Private Partnerships to deliver infrastructure, the value of acquisitions under finance leases is larger across the forward estimates than it has been historically.

•	The Cross River Rail Delivery Authority has been allocated $129 million in capital funding in 2017-18 as part of the Queensland Government’s $5.409 billion commitment to deliver Cross River Rail.

•	There will be capital expenditure of $3.885 billion for transport and roads in 2017-18, including $252.5 million to construct the Toowoomba Second Range Crossing, providing a bypass route to the north of Toowoomba at a total cost of $1.606 billion, in partnership with the Australian Government. $236.3 million will also be spent on widening the Gateway Motorway North to six lanes, south of Nudgee, at a total cost of $1.143 billion, in partnership with the Australian Government.

•	Capital purchases for the health portfolio are $916.1 million in 2017-18, including capital purchases of $47.6 million for essential upgrades to health facilities and supporting infrastructure in rural and regional areas across the state, $24 million as an initial investment to enhance public hospital capacity and services in south-east Queensland, and $8.7 million for adolescent mental health facilities.

•	The Queensland Government will make capital purchases of $536.6 million to construct and refurbish school educational facilities, early childhood education and care services, and training assets, including $28 million as part of the $500 million in total capital funding over five years to address enrolment growth pressures in state schools.

•	The energy and water sector will make capital purchases of $2.063 billion to deliver cost effective, safe, secure and reliable energy and water supply.

•	Capital purchases in the Public Non-financial Corporations sector, predominantly government- owned corporations, constitute 35.9 per cent of the total capital program.

•	The 2017-18 capital program is focused on ensuring a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging. To ensure government assets continue to efficiently deliver key social services and support the development of the state, capital expenditure will focus on the needs of local communities and support local employment opportunities.

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Capital Statement 2017-18

2.1	Capital purchases

The Queensland Government invests in capital assets to support the services it provides to the community and to improve the productivity of the Queensland economy.

Capital purchases by purpose in 2017-18 are shown in Chart 1 below. Transport continues to account for the largest share of purchases, followed by energy, health and community services, and education and training. Table 2 identifies the level of capital purchases by entity for the 2016-17 year (estimated actual) and the budget for 2017-18.

Non-financial Public Sector capital expenditure totals $10.171 billion for 2017-18, which comprises $8.608 billion of purchases of non-financial assets (PNFA) and acquisitions of non-financial assets under finance leases, and $1.563 billion of capital grants expenses.

The capital program will support around 29,000 jobs in 2017-18.

Chart 1	Capital Purchases by Purpose 2017-18

Table 2 shows capital purchases in 2017-18 by State Government entity. Transport and Main Roads has the largest proportion of the total purchases.

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Capital Statement 2017-18

Table 2	Capital Purchases for 2017-18 by State Government Entity[1,2]

Entity	2016-17 Est. Actual $‘000	2017-18 Budget $‘000
Aboriginal and Torres Strait Islander Partnerships	731	6,509
Agriculture and Fisheries	18,791	21,127
Communities, Child Safety and Disability Services	14,747	25,093
Education and Training	617,883	604,605
Electoral Commission of Queensland	2,779	6,385
Energy and Water Supply
Energy Generation Sector	256,633	242,716
Energy Transmission and Distribution	1,326,653	1,608,747
Water Distribution and Supply	219,883	211,529
Environment and Heritage Protection	5,128	8,332
Fire and Emergency Services	5,042	6,200
Housing and Public Works	489,692	446,382
Infrastructure, Local Government and Planning
Infrastructure, Local Government and Planning	102,759	118,964
Cross River Rail Delivery Authority	—	129,000
Justice and Attorney-General	85,696	227,206
Legislative Assembly of Queensland	6,538	7,664
National Parks, Sport and Racing	58,339	91,733
Natural Resources and Mines	12,453	17,685
Premier and Cabinet	26,189	31,148
Public Safety Business Agency[3]	173,678	244,027
Queensland Health	1,217,385	916,125
Queensland Police Service	18,411	23,705
Queensland Treasury	7,856	16,038
Science, Information Technology and Innovation	18,713	22,337
State Development	4,751	47,610
Tourism, Major Events, Small Business and the Commonwealth Games	11,567	935
Transport and Main Roads
Transport and Main Roads	2,711,622	2,822,485
Queensland Rail	596,590	671,645
Port Authorities	123,645	153,508
State Infrastructure Fund[4]	—	184,000
Other Agencies[5]	11,395	5,648
Other Adjustments[6]	(280,854)	38,522
Anticipated Capital Contingency Reserve[7]	(250,000)	(350,000)
Total Capital Purchases	7,614,695	8,607,610

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Capital Statement 2017-18

Total Capital Purchases Breakdown	2016-17 Est. Actual $‘000	2017-18 Budget $‘000
Consisting of:
Purchases of non-financial assets per Non-financial Public Sector Cash Flow Statement (BP2 Table 9.9)	6,899,423	7,989,304
New finance leases	715,272	618,306
Total Capital Purchases	7,614,695	8,607,610

Notes

1.	Includes all associated statutory bodies.
2.	Numbers may not add due to rounding.
3.	The Public Safety Business Agency is a capital purchaser for Queensland Fire and Emergency Services, Queensland Police Service and the Office of the Inspector-General Emergency Management.
4.	Represents funding for projects yet to be incorporated into individual departments’ forwards estimates.
5.	Includes other Government entities with non-material capital programs.
6.	Representing Inter-agency eliminations, movements in capital payable and receivable and other accounting adjustments to align with Uniform Presentation Framework Statements.
7.	Contingency recognises that on a whole-of-Government basis, there is likely to be under spending, resulting in a carryover of capital allocations.

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Capital Statement 2017-18

Table 3 shows capital purchases by statistical area and region. Around 63 per cent of total capital purchases will be spent outside of Greater Brisbane (Brisbane, Logan and Ipswich) in 2017-18.

Table 3	Capital Purchases by Statistical Area for 2017-18[1,2]

Regional Action Plan Region	Capital Purchases $‘000	Statistical Area		Capital Purchases $‘000
Brisbane	2,145,713	301	Brisbane East	152,827
		302	Brisbane North	513,092
		303	Brisbane South	447,607
		304	Brisbane West	159,387
		305	Inner Brisbane	872,800
Ipswich	800,296	310	Ipswich	800,296
Wide Bay	536,944	319	Wide Bay	536,944
Darling Downs	841,721	307	Darling Downs Maranoa	601,116
		317	Toowoomba	240,605
Gold Coast	773,079	309	Gold Coast	773,079
Logan	229,235	311	Logan Beaudesert	229,235
Mackay	387,561	312	Mackay	387,561
Outback Qld[3]	232,888	315	Outback	332,313
Far North Qld[3]	550,831	306	Cairns	451,406
Central Qld	623,913	308	Fitzroy	623,913
Sunshine Coast and Moreton Bay	899,213	316	Sunshine Coast	561,299
		313	Moreton Bay North	185,776
		314	Moreton Bay South	152,138
Townsville	586,216	318	Townsville	586,216
Total Capital Purchases				8,607,610

Notes

1.	Numbers may not add due to rounding.
2.	The anticipated Capital Contingency Reserve and other adjustments have been spread across statistical areas proportionate to capital spends.
3	$ 99,425,000 capital purchase in Outback statistical area belongs to the Far North Qld region.

23

Capital Statement 2017-18

2.2	Capital grants

The Queensland Government provides grants for capital purposes to a range of organisations and private individuals.

Capital grants to local governments (LG), non-government organisations (NGOs) and individuals are illustrated in Chart 2 below. Capital grants are expected to be $1.563 billion in 2017-18, the largest of which are capital grants to local governments for general purposes.

Chart 2	Capital Grants by Purpose and Recipient

24

Capital Statement 2017-18

Table 4 shows the planned expenditure on capital grants by State Government entity for 2017-18. The Queensland Reconstruction Authority has the highest level of capital grants.

Table 4	Expenditure on Capital Grants by State Government Entity for 2017-18[1,2]

Entity	2016-17 Est. Actual $‘000	2017-18 Budget $‘000
Aboriginal and Torres Strait Islander Partnerships	16,304	9,317
Agriculture and Fisheries	244	1,342
Communities, Child Safety and Disability Services	7,604	4,183
Education and Training	92,675	92,675
Environment and Heritage Protection	400	—
Fire and Emergency Services	897	897
Housing and Public Works	57,228	109,075
Infrastructure, Local Government and Planning
Infrastructure, Local Government and Planning	267,946	296,560
Queensland Reconstruction Authority	247,460	317,933
National Parks, Sport and Racing	27,860	68,093
Premier and Cabinet	1,829	26,560
Queensland Treasury	150,952	147,601
Science, Information Technology and Innovation	4,260	2,451
State Development	59,559	139,851
Tourism, Major Events, Small Business and the Commonwealth Games	5,500	18,779
Transport and Main Roads
Transport and Main Roads	237,427	237,427
Other Adjustments[3]	56,520	50,732
Anticipated Capital Contingency Reserve	—	40,000
Total Capital Grants	1,312,180	1,563,476

Notes

1.	Includes associated statutory bodies.
2.	Numbers may not add due to rounding.
3.	Includes assets transferred and other technical accounting adjustments.

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Capital Statement 2017-18

Table 5 shows expenditure on capital grants by statistical area. Far North Queensland has the highest level of capital grants.

Table 5	Capital Grants by Statistical Area for 2017-181,[2]

Regional Action Plan Region	Grants $‘000	Statistical Area		Grants $‘000
Brisbane	183,542	301	Brisbane East	37,346
		302	Brisbane North	29,852
		303	Brisbane South	45,430
		304	Brisbane West	24,782
		305	Inner Brisbane	46,132
Ipswich	68,139	310	Ipswich	68,139
Wide Bay	112,029	319	Wide Bay	112,029
Darling Downs	76,164	307	Darling Downs Maranoa	45,751
		317	Toowoomba	30,413
Gold Coast	101,788	309	Gold Coast	101,788
Logan	55,970	311	Logan Beaudesert	55,970
Mackay	131,846	312	Mackay	131,846
Outback Qld[3]	195,284	315	Outback	290,766
Far North Qld[3]	268,393	306	Cairns	172,911
Central Qld	164,189	308	Fitzroy	164,189
Sunshine Coast and Moreton Bay	103,188	316	Sunshine Coast	46,001
		313	Moreton Bay North	31,154
		314	Moreton Bay South	26,033
Townsville	102,944	318	Townsville	102,944
Total Capital Grants				1,563,476

Notes

1.	Numbers may not add due to rounding.
2.	The adjustments referred to in Table 4 have been spread across statistical areas proportionate to allocation of Grants.
3.	$ 95,482,000 capital grants in Outback statistical area belongs to the Far North Qld region.

Chart 3 shows the distribution of the total 2017-18 capital program (capital purchases and capital grants) across the geographical regions of Queensland, as classified for Budget Paper 3 purposes.

26

Capital Statement 2017-18

Chart 3	Map of Queensland Regions

$10.171 Billion Capital Program

N
INSET
Wide Bay
Sunshine Coast and Moreton Bay
Darling Downs
Ipswich
Brisbane
Gold Coast
Logan
0 40 80
kilometres
SOUTH
PACIFIC
OCEAN
GULF OF
CARPENTARIA
Far North Queensland
$819.2 million capital program
CORAL SEA
Brisbane: $2.329 billion capital program
Ipswich: $868.4 million capital program
Logan: $285.2 million capital program
Gold Coast: $874.9 million capital program
Sunshine Coast and Moreton Bay: $1.002 billion capital program
Townsville
$689.2 million capital program
NORTHERN TERRITORY
Mackay
$519.4 million capital program
Outback Queensland
$428.2 million capital program
Central Queensland
$788.1 million capital program
Wide Bay
$649.0 million capital program
SEE INSET
SOUTH AUSTRALIA
Darling Downs
$917.9 million capital program
0 150 300
kilometres
NEW SOUTH WALES

Note: Boundaries are based on ASGS 2011

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Capital Statement 2017-18

2.3	Changes to forecast delivery of 2016-17 Capital Program

The 2016-17 Budget capital program was $10.666 billion, made up of capital purchases of $8.264 billion, capital grants of $1.370 billion and finance leases of $1.032 billion. Following a number of revisions to the timing and form of capital spending, the estimated actual for the 2016-17 capital program is $8.927 billion, made up of capital purchases of $6.899 billion, capital grants of $1.312 billion and finance leases of $715 million.

Approximately $150 million of the 2016-17 Budget capital program was accounted for in the 2016-17 year as operating expenditure rather than capital expenditure. There was also lower than expected capital expenditure in Public Non-financial Corporations, leading to a lower level of capital purchases reported in this sector for 2016-17. Other capital expenditure has been re-profiled to future years, predominately driven by changes to project delivery in transport and health.

28

Capital Statement 2017-18

3	Capital outlays by entity

3.1	ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS

Department of Aboriginal and Torres Strait Islander Partnerships

Total capital purchases for the Department of Aboriginal and Torres Strait Islander Partnerships are estimated to be $6.5 million in 2017-18. Total capital grants for the department are estimated to be $9.3 million in 2017-18.

Program Highlights (Property, Plant and Equipment)

•	$6 million towards land acquisitions related to the Cape York Peninsula Tenure Resolution Program.

•	$509,000 for other property, plant and equipment.

Program Highlights (Capital Grants)

•	$9.3 million for programs to develop land infrastructure and subdivisions for social housing in remote and discrete Indigenous communities.

Aboriginal and Torres Strait Islander Partnerships
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
DEPARTMENT OF ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS

Property, Plant and Equipment
Cape York Peninsula Tenure Resolution Program land acquisitions	315	6,000		6,000
Other property, plant and equipment	Various			509	Ongoing

Total Property, Plant and Equipment				6,509

Capital Grants
Indigenous land and infrastructure programs	Various	100,933	91,616	9,317

Total Capital Grants				9,317

TOTAL ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS (PPE)				6,509

TOTAL ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS (CG)				9,317

29

Capital Statement 2017-18

3.2	AGRICULTURE AND FISHERIES

Total capital purchases and grants for the Agriculture and Fisheries portfolio including statutory bodies reporting to the Minister for Agriculture and Fisheries are $22.5 million for 2017-18.

Department of Agriculture and Fisheries

Capital purchases and grants for the Department of Agriculture and Fisheries (DAF) in 2017-18 are $19.5 million. The department’s capital program is focused on developing and upgrading research facilities to deliver outcomes for agriculture, biosecurity, fisheries and forestry.

DAF has facilities located throughout rural and regional Queensland. These require continual minor works, mechanical items and plant and equipment upgrades to keep them operating effectively.

Program Highlights (Property, Plant and Equipment)

•	$4.5 million is allocated to continue upgrades of the department’s research and operational facilities through the Research Facilities Development, Scientific Equipment, and Minor Works Programs.

•	$3.8 million is provided for the upgrade and refurbishment of existing facilities at Toowoomba, which will enhance service delivery and improve operational efficiencies.

•	$1.5 million is allocated to provide new and replacement heavy plant and equipment including trucks, tractors, irrigators, all-terrain vehicles and other machinery.

•	$881,000 is provided for leasehold fitout replacements to the Ecoscience and Health and Food Sciences Precincts.

•	$800,000 is provided to continue replacement of vessels and marine equipment for fisheries research and regulatory functions.

Program Highlights (Capital Grants)

•	$1.3 million is provided as a Capital Grant to the Royal Society for the Prevention of Cruelty to Animals (RSPCA) Queensland for facility upgrades in Cairns and Townsville.

Queensland Agricultural Training Colleges

Capital purchases for the Queensland Agricultural Training Colleges in 2017-18 are $3 million. The capital program is primarily focused on upgrading infrastructure of the colleges at Longreach and Emerald to support business growth initiatives.

30

Capital Statement 2017-18

Agriculture and Fisheries
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
DEPARTMENT OF AGRICULTURE AND FISHERIES

Property, Plant and Equipment
Upgrade and Refurbishment of Existing Facilities at Toowoomba	317	7,350	1,050	3,800	2,500
Scientific Equipment	Various			2,000	Ongoing
Computer Equipment	305			4,965	Ongoing
Heavy Plant and Equipment	Various			1,500	Ongoing
Minor Works	Various			1,500	Ongoing
Research Facilities Development	Various			1,000	Ongoing
Ecosciences and Health and Food Sciences Precincts Fitout Replacement Program	Various			881	Ongoing
Vessels and Marine Equipment	Various			800	Ongoing
Software Purchases and Development	305			800	Ongoing
Other Property Plant and Equipment	Various			881	Ongoing

Total Property, Plant and Equipment				18,127

Capital Grants
RSPCA Capital Grant	Various	3,000	244	1,342	1,414

Total Capital Grants				1,342

QUEENSLAND AGRICULTURAL TRAINING COLLEGES

Property, Plant and Equipment
Emerald Agricultural College Buildings and Upgrades	308	1,519		1,519
Longreach Pastoral College Building and Infrastructure upgrades	315	693		693
Plant and Equipment (including IT Upgrades)	Various			658	Ongoing
Walkamin Building Upgrade	306	130		130

Total Property, Plant and Equipment				3,000

TOTAL AGRICULTURE AND FISHERIES (PPE)				21,127

TOTAL AGRICULTURE AND FISHERIES (CG)				1,342

31

Capital Statement 2017-18

3.3	COMMUNITIES, CHILD SAFETY AND DISABILITY SERVICES

The capital works program for the Department of Communities, Child Safety and Disability Services is $25.1 million in 2017-18. Total capital grants for the portfolio is $4.2 million. These funds provide for integrated community services and strengthen and protect the well-being of Queenslanders, particularly those who are vulnerable and most in need.

Program Highlights (Property, Plant and Equipment)

•	$2.2 million for the construction of the Moranbah Youth and Community Centre, at a total cost of $3.2 million, as part of a capital and operating funding agreement with BHP Billiton Mitsubishi Alliance Coal Operations Pty Ltd.

•	$7.3 million to continue the upgrade and construction program for multipurpose and neighbourhood centres, including $2.7 million for Inala and East Murgon, $1.3 million to acquire land for new centres at Ripley and in the Kallangur area and design development of the Thursday Island Community Hub, and $3.3 million for building upgrades, rectifications and compliance works.

•	$2.1 million to continue infrastructure upgrades, rectification works, and construct purpose built accommodation as part of a targeted response for people with an intellectual and/or cognitive disability who exhibit extremely challenging behaviours.

•	$1.4 million to establish a new Child Safety Service Centre in Morayfield and continue upgrades of child safety residential care facilities.

•	$786,000 of a total $2.6 million over two years for the development of a whole-of-government ICT system to improve information sharing across agencies in regards to children missing from out-of-home care.

•	$6.8 million for enhancements to key existing information systems and programs to implement new systems. This will improve contract management systems functionality, documents and records management and information sharing across agencies and the sector, and offer business efficiencies and better service delivery.

Program Highlights (Capital Grants)

•	$2.2 million for the Elderly Parent Carer Innovation Initiative which is aimed at assisting elderly parent carers to secure accommodation for their adult son or daughter with a disability when they can no longer care for them. This program has invested in projects to create new living arrangements that include use of accessible housing designs and assistive technologies to enable adults with disability to live a rich and valued life in their communities.

32

Capital Statement 2017-18

•	$1.8 million for the purchase and modification of properties for people with high and complex needs providing safe and sustainable long term accommodation in Townsville, Cairns and Brisbane.

•	$250,000 to complete the design and documentation phase of the Atherton Community Centre.

Communities, Child Safety and Disability Services
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
DEPARTMENT OF COMMUNITIES, CHILD SAFETY AND DISABILITY SERVICES

Property, Plant and Equipment
Community Services
Moranbah Youth and Community Centre	312	3,200	50	2,200	950
Inala Community Centre Replacement	310	3,500	60	1,290	2,150
East Murgon Neighbourhood Centre Replacement	319	2,600	20	1,360	1,220
Ripley Neighbourhood Centre	310	4,100		600	3,500
Kallangur Area Neighbourhood Centre	314	4,100		600	3,500
Thursday Island Community Hub	315	4,600	900	100	3,600
Mackay Neighbourhood Centre Renewal	312	1,200	82	1,118
General Upgrades	Various			250	Ongoing
Neighbourhood Centre Renewal Program	Various			1,940	Ongoing

Sub-total Community Services				9,458

Disability Services
Bracken Ridge Redevelopment	302	2,500	60	1,540	900
Infrastructure Program	Various			21	Ongoing
General Upgrades	Various			550	Ongoing

Sub-total Disability Services				2,111

Child and Family Services
Morayfield Child Safety Service Centre	313	1,200		1,200

33

Capital Statement 2017-18

Communities, Child Safety and Disability Services
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Residential Care Facilities	Various			200	Ongoing

Sub-total Child and Family Services				1,400

Other Property, Plant and Equipment
Missing Child Interagency System	Various	2,620		786	1,834
Information Technology Infrastructure Replacement	Various			1,270	Ongoing
Office Accommodation	Various			3,275	Ongoing
Information System Enhancements	Various			6,793	Ongoing

Sub-total Other Property, Plant and Equipment				12,124

Total Property, Plant and Equipment				25,093

Capital Grants

Atherton Community Centre
Atherton Community Centre	306	250		250

Sub-total Atherton Community Centre				250

Elderly Parent Carer Innovation Initiative
Moreton Bay South	314	1,000	800	200
Brisbane West	304	751	150	601
Sunshine Coast	316	1,000	400	600
Darling Downs-Maranoa	307	438	88	350
Brisbane East	301	843	421	422

Sub-total Elderly Parent Carer Innovation Initiative				2,173

Supported Accommodation
Brisbane North	302	800	80	720
Cairns	306	800	80	720
Townsville	318	800	480	320

Sub-total Supported Accommodation				1,760

Total Capital Grants				4,183

TOTAL COMMUNITIES, CHILD SAFETY AND DISABILITY SERVICES (PPE)				25,093

TOTAL COMMUNITIES, CHILD SAFETY AND DISABILITY SERVICES (CG)				4,183

34

Capital Statement 2017-18

3.4	EDUCATION AND TRAINING

Total capital purchases for the Education and Training portfolio (including the Department of Education and Training and related entities) are $604.6 million in 2017-18. Total capital grants for the portfolio are $92.7 million in 2017-18.

Department of Education and Training

The 2017-18 capital purchases of $580.6 million includes the capital works program of $536.6 million for the construction and refurbishment of school educational facilities, early childhood education and care services and training assets. This includes $44 million (including a finance lease component of $21.2 million) in 2017-18 allocated to the $1.380 billion Queensland Schools Public Private Partnerships project for 10 new schools in South East Queensland. Capital works planning targets government priorities and needs through consideration of population growth and shifts, changes in educational needs and addressing high priority needs for student and staff health and safety.

Program Highlights (Property, Plant and Equipment)

•	$154.5 million as part of $200 million in total funding for the construction of new halls, upgrading of existing halls and land acquisitions for new schools.

•	$112.5 million to undertake new stages for recently opened schools and provide additional classrooms at existing schools in growth areas throughout the State.

•	$37.7 million (excluding an expense component of $3.7 million) as part of the $100.7 million in total capital funding over five years to continue construction of three new primary schools in the high growth areas of Yarrabilba (Logan), Caloundra-South and Coomera (all opening in 2018).

•	$42.4 million to undertake renewal and minor projects at existing schools.

•	$42.7 million to replace and enhance facilities at existing schools.

•	$21.3 million (excluding an expense component of $1.6 million) as part of $43.2 million in total capital funding to continue construction of the new primary school in Burdell, Townsville (opening in 2018).

•	$28 million as part of $500 million in total capital funding over five years to address enrolment growth pressures in state schools.

•	$17.3 million for the renewal and growth of Queensland’s training assets required for delivery of priority skills training that supports workforce and economic development.

•	$4.3 million to continue refurbishment and enhancement of existing early childhood education and care facilities.

35

Capital Statement 2017-18

Program Highlights (Capital Grants)

•	$92.7 million is provided in 2017-18 to the Non-State Schooling sector.

Education and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
DEPARTMENT OF EDUCATION AND TRAINING

Property, Plant and Equipment
Capital Works Program
Education Capital Works Program
New Primary School in Caloundra South	316	31,953	8,818	11,906	11,229
New Primary School in Coomera	309	32,742	8,862	11,780	12,100
New Primary School in Yarrabilba	311	36,023	6,459	14,044	15,520
New Primary School in Burdell (Townsville)	318	43,226	6,287	21,312	15,627
Allenstown State School - Classrooms and amenities refurbishment	308	1,032	172	860
Ayr State High School - Air-conditioning replacement	318	729	162	567
Balmoral State High School - New multi-purpose sports facility	305	2,580	182	2,398
Bentley Park College - Upgrade/refurbishment of hall	306	1,290	96	1,194
Bohlevale State School - Upgrade - Hall	318	1,290	91	1,199
Bounty Boulevard State School - New multi-purpose hall	314	4,300	821	3,479
Boyne Island State School - Upgrade - Hall	308	1,032	79	953
Branyan Road State School - Additional classrooms	319	2,325		465	1,860
Bray Park State High School - Multi-Purpose Hall extension	314	2,580	182	2,398
Bundaberg State High School - Performing arts upgrade	319	1,720	172	1,548

36

Capital Statement 2017-18

Education and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Caboolture Special School - Additional classrooms	313	6,994	2,697	4,297
Cairns West State School - Additional classrooms	306	4,771	191	4,580
Caningeraba State School - Additional classrooms	309	5,673	1,315	4,358
Cannon Hill State School - Air-conditioning replacement	303	912	527	385
Caravonica State School - New multi-purpose hall	306	3,870	274	3,596
Cavendish Road State High School - New multi-purpose hall	303	5,160	363	4,797
Centenary Heights State High School - Additional classrooms	317	9,765	465	930	8,370
Chancellor State College - Additional classrooms	316	3,255		465	2,790
Chinchilla State High School - New multi-purpose hall	307	3,870	272	3,598
Claremont Special School - Additional classrooms	310	8,174	2,755	5,419
Cleveland District State High School - New multi-purpose hall	301	5,160	363	4,797
Clinton State School - Air-conditioning replacement	308	1,499	770	729
Cooktown State School - Air-conditioning replacement	315	1,239	920	319
Coolum State High School - Additional classrooms	316	4,073	874	3,199
Crestmead State School - Additional classrooms	311	4,743	1,603	3,140
Currimundi Special School - Additional classrooms	316	9,486	316	6,584	2,586
Dundula State School - Administration refurbishment	312	860	344	516
Edge Hill State School - Air-conditioning replacement	306	729	324	405

37

Capital Statement 2017-18

Education and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Eimeo Road State School - Additional classrooms	312	6,649	496	5,867	286
Emerald State High School - Upgrade - Hall	308	1,290	98	1,192
Enoggera State School - New Performing Arts facility	304	2,780	2,468	312
Flagstone State Community College - Additional classrooms	311	860	172	688
Gladstone State High School - Additional classrooms	308	5,580	1,697	3,883
Goodna State School - Additional classrooms	310	4,464	19	465	3,980
Gordonvale State High School - Indoor sports facility	306	3,870	272	3,598
Gympie Special School - Additional classrooms	319	7,440	1,314	6,126
Gympie State High School - Agricultural education facility refurbishment	319	430	172	258
Highfields State Secondary College - Stage 3	317	11,160		1,860	9,300
Homebush State School - Additional classrooms	312	456	204	252
Indooroopilly State School - Additional classrooms	304	2,790		465	2,325
Ipswich West Special School - Additional classrooms	310	7,440	1,156	6,272	12
Kedron State School - Additional classrooms	302	3,720		465	3,255
Kelvin Grove State College - Additional classrooms	305	7,235	5,827	1,408
Kelvin Grove State College - Indoor sports facility	305	5,160	362	4,798
Kepnock State High School - Administration refurbishment and extension	319	860	172	688
Kepnock State High School - New multi-purpose hall	319	3,870	272	3,598
Kingaroy State High School - New multi-purpose hall	319	3,870	272	3,598

38

Capital Statement 2017-18

Education and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Kirwan State High School - Air-conditioning replacement	318	729	81	648
Kirwan State High School - Replace Multi-purpose Hall	318	5,160	363	4,797
Lockyer District State High School - Upgrade - Hall	317	1,290	98	1,192
MacGregor State High School - Manual arts facility replacement	303	3,010	172	2,838
Mackay North State High School - Air-conditioning replacement	312	3,119	486	2,633
Mackay Northern Beaches State High School - Stage 3	312	6,696		1,116	5,580
Mackay West State School - Classroom refurbishment	312	860	172	688
Mango Hill State School - Additional classrooms	314	5,848	1,229	4,619
Mansfield State High School - New multi-purpose hall	303	5,160	363	4,797
Mareeba State School - Site redevelopment	306	3,440	172	3,268
Maroochydore State High School - Additional classrooms	316	1,612	494	1,118
Marsden State High School - Replace multi-purpose hall	311	5,160	363	4,797
Maryborough State High School - New multi-purpose hall	319	3,870	272	3,598
Meridan State College - Additional classrooms	316	4,650	3,832	818
Mitchelton Special School - Additional classrooms	304	5,673		465	5,208
Morayfield State High School - Additional classrooms	313	1,720	344	1,376
Mossman State High School - Upgrade - Hall	306	860	66	794
Mount Ommaney Special School - Additional classrooms	304	2,790		465	2,325
Nambour Special School - Additional classrooms	316	4,650	77	4,444	129

39

Capital Statement 2017-18

Education and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Narangba Valley State School - Additional classrooms	313	2,790	93	2,697
New Farm State School - Additional classrooms	305	4,134	1,558	2,576
North Lakes State College - Additional classrooms	314	13,949	513	8,969	4,467
Northern Peninsula Area College - Bamaga Junior Campus - New covered multi-purpose court and storage area	315	2,580	181	2,399
Pimpama State School - Additional classrooms	309	5,115		465	4,650
Pimpama State School - New multi-purpose hall	309	4,300	304	3,996
Pimpama State Secondary College - Stage 4	309	5,580		5,580
Redcliffe Special School - Additional classrooms	313	6,012	1,465	4,547
Redcliffe State High School - New Hall and Administration	313	6,009	1,403	4,606
Redland Bay State School - Classroom upgrade and administration extension	301	860	172	688
Richlands East State School - Additional classrooms	310	3,255		465	2,790
Rockhampton Special School - Additional classrooms	308	3,488	977	2,511
Southport Special School - Additional classrooms	309	1,720	86	1,634
Southport Special School - New Building	309	7,206	4,376	2,830
Spinifex State College - Mount Isa - Senior Campus - Upgrade - Hall	315	860	66	794
Springfield Central State High School - New multi-purpose hall	310	5,160	363	4,797
Sunnybank Special School - Site redevelopment	303	4,300	172	4,128

40

Capital Statement 2017-18

Education and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Tamborine Mountain State High School - Additional classrooms	309	1,488	302	1,186
The Gap State School - Upgrade - Hall	304	1,290	98	1,192
Tinana State School - Additional classrooms	319	860	172	688
Trinity Bay State High School - New multi-purpose hall	306	5,160	363	4,797
Wavell State High School - New performing arts/music facility	302	5,160	363	4,797
West End State School - Additional classrooms and resource centre	305	9,525	5,616	3,909
Western Cape College - Weipa - Air-conditioning replacement	315	3,888	405	3,483
Wilsonton State High School	317	3,870	274	3,596
Yarrilee State School - Administration extension	319	1,084	82	1,002
Yeppoon State High School - Upgrade - Hall	308	1,290	98	1,192
Metropolitan Region - Mount Gravatt Office Refurbishment	303	2,080	1,177	903
Land Acquisition[1]	Various			69,019	Ongoing
Public Private Partnerships	Various			44,011	Ongoing
School Subsidy Scheme	Various			4,650	Ongoing
Significant Regional Infrastructure Projects Program	Various			19,023	Ongoing
General and Minor Works	Various			42,446	Ongoing
School Infrastructure Enhancement capital contribution	Various			11,000	Ongoing
Building Future Schools Fund	Various	500,000		28,000	472,000

Sub-total Education Capital Works Program				515,057

Training Capital Works Program
Training Assets - Asset Replacement Program	Various			5,500	Ongoing
Training Assets - Emergent Replacement	Various			1,000	Ongoing
Training Assets - Property Management Program	Various			1,500	Ongoing

41

Capital Statement 2017-18

Education and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Training Assets - Renewal and Reinvigoration	Various			9,250	Ongoing

Sub-total Training Capital Works Program				17,250

Early Childhood Education and Care Capital Works Program
Capalaba State College - Redland Bay Early Years Service	301	1,554	127	1,427
Tara Shire State College - Early Years Service	307	1,907		1,342	565
General and Minor Works	Various			1,486	Ongoing

Sub-total Early Childhood Education and Care Capital Works Program				4,255

Sub-total Capital Works Program				536,562

Plant and Equipment	Various			44,028	Ongoing

Total Property, Plant and Equipment				580,590

Capital Grants
Capital Grants	Various			92,675	Ongoing

Total Capital Grants				92,675

QUEENSLAND CURRICULUM AND ASSESSMENT AUTHORITY

Property, Plant and Equipment
Enrolments and Achievements for Senior Learners System	305	2,701	1,803	898
Contact Management System	305	998	548	450
Endorsed Assessment System	305	1,137	455	682
Assessor, Invigilator & Marker Management System	305	380	130	250
Identity and Access Management System	305	1,351	783	568
VET Management	305	1,289	510	779
Syllabus Online	305	401	251	150
Professional Development Online	305	400	200	200
Confirmation Online	305	438	215	223
Other Plant & Equipment	305			140	Ongoing

Total Property, Plant and Equipment				4,340

42

Capital Statement 2017-18

Education and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000

TAFE QUEENSLAND

Property, Plant and Equipment
Plant and equipment replacement	Various			6,272	Ongoing
Minor capital projects and acquisitions	Various			484	Ongoing
Product Development	Various			7,458	Ongoing
Student Management System	Various	18,758	13,297	5,461

Total Property, Plant and Equipment				19,675

TOTAL EDUCATION AND TRAINING (PPE)				604,605

TOTAL EDUCATION AND TRAINING (CG)				92,675

Note:

1.	$61.8 million out of $69 million in 2017-18 relates to the land acquisitions for new schools as part of the $200 million in total funding to fast track state school infrastructure.

43

Capital Statement 2017-18

3.5	ELECTORAL COMMISSION OF QUEENSLAND

An amount of $6.3 million has been deferred from 2016-17 to 2017-18 to replace the Commission’s Strategic Elections Management System (SEMS). A further $79,000 has been allocated for the ongoing replacement of plant and equipment.

Electoral Commission of Queensland
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
ELECTORAL COMMISSION OF QUEENSLAND

Property, Plant and Equipment
Plant & Equipment	305			79	Ongoing
SEMS Replacement Project	305	6,306		6,306

Total Property, Plant and Equipment				6,385

TOTAL ELECTORAL COMMISSION OF QUEENSLAND (PPE)				6,385

44

Capital Statement 2017-18

3.6	ENERGY AND WATER SUPPLY

The Energy and Water Supply portfolio includes the Department of Energy and Water Supply, statutory bodies reporting to the Minister for Energy, Biofuels and Water Supply, and energy and water supply government-owned corporations. The portfolio capital program for 2017-18 is $2.063 billion. The capital works program supports the Government commitment to deliver cost effective, safe, secure and reliable energy and water supply.

CS Energy Limited

Total capital expenditure planned for 2017-18 is $93.6 million. This reflects the continued commitment to ongoing reliability and efficiency of generation plant at its power station sites.

Program Highlights (Property, Plant and Equipment)

•	$55.1 million for improvements to the Callide Power Stations, including $27.4 million for overhaul work.

•	$11.8 million for improvements to the Kogan Creek Power Station, including $3.5 million for overhaul work.

•	$8.2 million for Kogan Creek Mine projects.

•	$12.3 million for improvements to the Wivenhoe Power Station, including $10.5 million for overhaul work.

•	$6.2 million for Corporate Capital costs primarily for Information Communication and Technology projects.

Stanwell Corporation Limited

Total capital expenditure planned for 2017-18 is $149.1 million. This primarily relates to replacement, refurbishment and upgrades to plant and equipment at its various power sites.

Program Highlights (Property, Plant and Equipment)

•	$14.9 million for Tarong Power Station projects including $8 million for the overhaul of Tarong North Power Station.

•	$50.5 million for Meandu Mine projects including $16.7 million for Coal Handling Preparation Plant replacements and upgrades, $14.3 million for the mine development area and $6.8 million for the mine Truck and Shovel replacement program.

•	$53.8 million for Stanwell Power Station projects including $24.3 million for major overhauls, $14.4 million for the upgrade of the Control System and $7.4 million for the Unit Cooling Water Mid Life Condenser Re-tube.

45

Capital Statement 2017-18

•	$3 million for Mica Creek Power Station projects including $2.1 million for the C2 unit overhaul.

•	$2.5 million for Stanwell’s Hydro Power Stations.

•	$473,000 for Swanbank Power Station sustaining projects.

•	$19.1 million for Information Technology expenditure including $11.2 million for hardware and software upgrades and $7.9 million for upgrades and replacements of major Information Communication and Technology systems.

Energy Queensland

Total capital expenditure planned for 2017-18 is $1.412 billion. This forms part of Energy Queensland’s commitment to providing a safe, secure and highly reliable electricity supply to all Queensland customers that is both cost effective and dependable by continuing a focus on efficiencies, asset management and network capability.

The capital program aims to improve and reinforce electricity supplies across Queensland to meet customer needs especially to cover peak electricity demand periods, and to support the increased use of residential solar power, storage batteries, electric vehicles and air-conditioners.

Program Highlights (Property, Plant and Equipment)

•	$6.9 million to continue work on the multi-stage SunCoast Power Project to increase network capacity and improve reliability on the Sunshine Coast.

•	$4.9 million to continue the redevelopment of the Bundall Substation to increase network capacity and improve reliability.

•	$16.3 million to upgrade radio communications between Mackay and Maryborough.

•	$20.6 million to redevelop the Garbutt Depot and Logistics Centre Stage 2.

•	$2.9 million to upgrade the Palm Beach Substation to improve network performance.

•	$7.3 million to upgrade the Labrador Substation to improve network performance.

•	$1.9 million to upgrade the Nudgee Substation to improve network performance.

•	$2.3 million to upgrade the Caboolture West Substation to improve network performance.

46

Capital Statement 2017-18

•	$3.6 million to develop the new Gracemere Substation to improve network performance.

•	$1.3 million to upgrade the Amamoor Substation to improve network performance.

Powerlink Queensland

Total capital expenditure planned for 2017-18 is $196.5 million. This is predominantly focused on refit or replacement of aged equipment and assets to ensure continued reliable supply of electricity.

Program Highlights (Property, Plant and Equipment)

•	$8.3 million to refit aged assets on the Collinsville to Proserpine transmission line in the Mackay region.

•	$9 million to replace aged assets at the Nebo Substation in the Mackay region, including primary plant equipment, secondary systems equipment and a 275/132kV transformer.

•	$8.6 million to replace aged primary plant and secondary systems equipment at the Mackay Substation.

•	$6 million to replace aged secondary systems equipment at the Rocklea Substation in the Brisbane region.

•	$4 million to replace aged secondary systems equipment at the Calvale and Callide B Substations in the Central Queensland region.

•	$3.6 million to replace aged secondary systems equipment at the Ross Substation in the Townsville region.

SunWater Limited

Total capital expenditure planned for 2017-18 is $48.7 million. This spend will include a focus on the continuation of a reliable bulk water supply for regional Queensland and ensuring SunWater’s dams are enhanced to meet the extreme weather events that the State can experience.

Program Highlights (Property, Plant and Equipment)

•	$12.9 million for improvement works at Boondooma Dam with planned construction to further strengthen the dam spillway including side wall repair.

•	$9.7 million for SunWater’s refurbishment and enhancement annual program of works to repair, maintain, renew and enhance existing water infrastructure assets and water supply schemes across regional Queensland.

47

Capital Statement 2017-18

•	$4.6 million for improvement works at Burdekin Falls Dam with planned construction to improve the efficiency of existing drains in the spillway, installation of additional drains and to enhance the anchoring of the rock foundation.

•	$2.4 million to continue improvement works at Paradise Dam with planned construction to further strengthen the dam spillway (monoliths D and K) to withstand extreme weather events.

•	$4 million for the Emergency Management Response Plan associated with the continued improvement of SunWater’s dedicated flood control room, including specific computer and communications systems fit out and associated software.

•	$416,000 for Feasibility Studies investigating:

Lower Fitzroy River Infrastructure Project - the proposed construction of weirs on the Fitzroy River to help meet future water demand from urban populations, industry and agriculture in Rockhampton, Gladstone and the Capricorn Coast, including an Environmental Impact Assessment and Water Infrastructure Strategy Report.

Nathan Dam and Pipelines Project - the proposed construction of water storage and pipeline infrastructure to provide reliable water for agriculture, industry and urban populations in the Surat Coal Basin and the Dawson-Callide region, and potentially addressing critical water supply needs in the Lower Fitzroy, including an Environmental Impact Assessment.

•	$7.1 million for Software Development and Hardware involving the renewal and replacement of computer equipment and security enhancements to SunWater’s business and data (flood/water level monitoring) networks and replacement of the Enterprise Resource Platform.

•	$7.5 million for plant and equipment, including capital expenditure associated with vehicles, trailers, pumps and valves required for SunWater’s operations and minor works (projects under $250,000).

Gladstone Area Water Board

Total capital expenditure planned for 2017-18 is $27.1 million. The capital program is focused on continuing effective and safe operations of Gladstone Area Water Board’s (GAWB) Property, Plant and Equipment, while maintaining a state of preparedness as per GAWB’s Contingent Supply Strategy.

Program Highlights (Property, Plant and Equipment)

•	$20.2 million for the Offline Standby Storage and Repump Station project, due for completion in 2018, will provide 14 days of raw water supply independent of critical infrastructure at Awoonga Dam, to mitigate risk and facilitate planned maintenance of critical infrastructure.

48

Capital Statement 2017-18

•	$2.7 million for the Low Lift and High Lift Pump Station project, designed to replace aged electrical and pumping equipment at the Gladstone Water Treatment Plant, allowing for greater operational control, better pumping efficiency and efficiencies in energy consumption.

•	$600,000 for the East End reservoir various works project, designed to replace the roof, both internal and external ladders, carry out repairs to the construction joints plus undertake patch repairs to the concrete walls and anchor blocks of the reservoir.

•	$530,000 for the Yarwun Water Treatment Plant switchboard replacement as it has reached the end of its useful life. The project is to replace the existing switchboard and update the equipment related to the Motor Control Centre switchboard.

Mount Isa Water Board

Total capital expenditure planned for 2017-18 is $17.2 million. The capital program is focused on the continuing cost-effective, reliable, and safe operation of Mount Isa Water Board’s (MIWB) Property, Plant and Equipment. While the majority of projects are programed to extend beyond 2017-18, two major projects with a total cost of approximately $3.2 million (Mount Isa Terminal Reservoir South Tank and Power Reliability Moondarra System) are expected to be completed within the financial year.

Program Highlights (Property, Plant and Equipment)

•	$8 million for supply reliability of the Clear Water Lagoon - Mount Isa Terminal Reservoir Storage Tanks Project, which will start construction of 35-megalitre operational storage tanks on the Mount Isa Mines site, including associated pipelines and ancillary infrastructure. This will address both the future service reliability of water supply to Mount Isa Mines and more broadly the supply reliability from Clear Water Lagoon to Mount Isa Terminal Reservoir.

•	$1.8 million for the Mount Isa Terminal Reservoir Storage Tanks project, which will see construction of new potable storage tanks to replace the leaking tank at the Mount Isa Terminal Reservoir. This will eliminate water losses, improve water supply reliability and address water quality assurance requirements.

•	$1.4 million for power reliability to the Moondarra system, to refurbish the Moondarra switchyard and install alternative power supply to the Col Popple Pump Station, which will improve power supply reliability to the Deep Well and Col Popple Pump Stations, and the R48 Reserve.

49

Capital Statement 2017-18

•	$1 million to initiate project implementation of the solar power supply for the Lake Julius system to address increases in electrical costs and secure cost effective water supply from Lake Julius - especially during drought periods.

•	$1.6 million allocated for various projects related to asset enhancements and renewals, including improvements to water quality and site security and safety.

Seqwater

Total capital expenditure planned for 2017-18 is $118.5 million. The capital program is focused on the continuation of a safe, secure and reliable water supply for South East Queensland, as well as providing essential flood mitigation services and managing catchment health. Seqwater has facilities located throughout South East Queensland. These require minor works and renewals, as well as upgrades and compliance driven works to ensure effective operation.

Program Highlights (Property, Plant and Equipment)

•	$6 million for the continuation of the sludge handling upgrade at North Pine Water Treatment Plant to reduce capacity constraints.

•	$3.9 million to connect the Petrie Water Supply Zone to an alternative bulk water supply point, which is a joint project with Unitywater.

•	$2 million to continue planning works in relation to the Lake MacDonald Dam safety upgrade to comply with dam safety regulations.

•	$2 million for the Sideling Creek Dam safety upgrade to comply with dam safety regulations.

•	$2 million for the Lowood Water Treatment Plant upgrade to ensure improved water quality, supply reliability and regulatory compliance.

•	$1.8 million for improving flood resilience at the Mount Crosby East Bank Water Pump Station.

•	$1.8 million to continue the refurbishment and upgrade 20 filters at the Mount Crosby East Bank Water Treatment Plant to maintain and improve capability and reliability.

•	$269,000 to continue the planning for the proposed pipeline connection for Beaudesert to the water grid to secure long-term water supply.

50

Capital Statement 2017-18

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
DEPARTMENT OF ENERGY AND WATER SUPPLY

CS ENERGY LIMITED

Property, Plant and Equipment
Callide Power Station enhancements, overhauls and refurbishment	308	55,105		55,105
Kogan Creek Power Station enhancements, overhauls and refurbishment	307	11,799		11,799
Kogan Creek Mine developments and refurbishment	307	8,231		8,231
Wivenhoe Power Station enhancements, overhauls and refurbishment	310	12,312		12,312
Upgrade of corporate information systems to support the business	305	6,195		6,195

Total Property, Plant and Equipment				93,642

STANWELL CORPORATION LIMITED

Property, Plant and Equipment
Barron Gorge Power Station - Minor Works	306	355		355
Kareeya Power Station - Minor Works	306	1,647		1,647
Koombooloomba Power Station - Minor Works	306	404		404
Wivenhoe Power Station - Minor Works	310	56		56
Swanbank Power Station - Minor Works	310	473		473
Mica Creek Power Station
Mica Creek Power Station - Minor Works	315	868		868
Mica Creek Power Station - Overhauls	315	2,110		2,110

51

Capital Statement 2017-18

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Meandu Mine
Meandu Mine - Exploration and Evaluation	319	250		250
Meandu Mine - Coal Handling Preparation Plant Replacements and Upgrades	319	16,655		16,655
Meandu Mine - Development Program	319	4,897		4,897
Meandu Mine - Dozer Replacement Programs	319	2,400		2,400
Meandu Mine - Ancillary Fleet Equipment Replacement Programs	319	3,997		3,997
Meandu Mine - Truck and Shovel Replacement Programs	319	6,800		6,800
Meandu Mine - Minor Works	319	1,235		1,235
Meandu Mine - Mine Development	319	14,295		14,295
Stanwell Power Station
Stanwell Power Station - Other Sustaining Projects	308	7,707		7,707
Stanwell Power Station - Control System Upgrade	308	68,000	27,577	14,369	26,054
Stanwell Power Station - Unit Cooling Water Mid Life Condenser Retube	308	30,743	17,637	7,422	5,684
Stanwell Power Station - Overhauls	308	24,341		24,341
Tarong Power Station
Tarong Power Station - Other Sustaining Projects	319	6,893		6,893
Tarong North Power Station - Overhauls	319	8,000		8,000
Other Capital Projects
ICT - Hardware and Software Upgrades	Various	11,162		11,162
ICT - Enterprise Program of Works	Various	7,865		7,865
Other Capital Projects	Various	178		178
Gas Supply Strategy	307	4,695		4,695

Total Property, Plant and Equipment				149,074

52

Capital Statement 2017-18

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000

ENERGY QUEENSLAND

Property, Plant and Equipment
Standard Control Services
Augmentation
SunCoast Power Project	316	89,339	19,143	6,897	63,299
Cairns Kamerunga - 22kV Augmentation	306	2,283	553	1,730
Gladstone - Briffney 11kV Feeder	308	1,818	76	1,742
Operational Technology Device Management Phase 1	Various	3,444	1,851	1,593
Real Time Capacity Architecture	Various	1,696	637	1,059
Safety Net Implementation	Various			5,691	Ongoing
Network initiated capacity augmentation - Brisbane	Various	52,169		52,169
Network initiated capacity augmentation - Gold Coast	309	20,097		20,097
Network initiated capacity augmentation - Ipswich	310	11,525		11,525
Network initiated capacity augmentation - Sunshine Coast	316	30,145		30,145
Network initiated capacity augmentation - Wide Bay Burnett	319	2,966		2,966
Other Regulated Network Initiated Capital Work - Ergon Energy	Various	58,693		58,693

Sub-total Augmentation				194,307

Replacements
Amamoor Substation Upgrade	319	2,229	843	1,274	112
Bromelton Substation Upgrade	311	2,670	1,793	592	285
Bundall Substation Upgrade	309	11,743	2,955	4,943	3,845
Caboolture West Substation Upgrade	313	10,630	7,873	2,297	460

53

Capital Statement 2017-18

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Cast Iron High Voltage Cable Terminal (Pothead) Replacement Program	Various	2,082	135	1,947
Circuit Breaker Replacement Program	Various			3,403	Ongoing
Conductor Clearance Program	Various	20,344		20,344
Conductor Clearance to Structure	Various	6,744	285	6,459
Deception Bay Substation Upgrade	313	7,574	5,581	1,444	549
Gracemere Substation Development	308	3,649	39	3,610
Grantham Substation Upgrade	317	3,245	434	2,210	601
Hemmant Substation Upgrade	301	7,685	2,815	2,900	1,970
New Farm Substation Upgrade	305	5,176	1,564	3,026	586
Labrador Substation Upgrade	309	18,262	3,967	7,275	7,020
Lawnton Substation Upgrade	314	4,261	1,974	1,339	948
Leichhardt Substation Upgrade	318	1,868	100	1,768
Low Voltage Small Copper Replacement (Stage 2 and 3)	Various			39,946	Ongoing
Lytton Substation Upgrade	301	2,273	1,350	923
Mackay Tennyson Street Substation Upgrade	312	1,439	56	1,383
Miami Substation Upgrade	309	3,950	2,150	1,378	422
Nudgee Substation Upgrade	302	9,854	7,802	1,880	172
Radio Communication Safety Upgrades	Various	30,407	6,732	16,348	7,327
Palm Beach Substation Upgrade	309	13,539	9,097	2,906	1,536
Protection Replacement	315			2,614	Ongoing
Salisbury Substation Upgrade	303	8,397	3,757	2,523	2,117
Power supply upgrade between South Pine and Hays Inlet Substation	Various	4,523	1,917	99	2,507
Strathpine - Replace Circuit Breakers	314	3,845	808	743	2,294
Network initiated replacement works - Brisbane	Various			148,173	Ongoing
Network initiated replacement works - Gold Coast	309			31,855	Ongoing

54

Capital Statement 2017-18

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Network initiated replacement works - Ipswich	310			21,761	Ongoing
Network initiated replacement works - Sunshine Coast	316			42,281	Ongoing
Network initiated replacement works - Wide Bay Burnett	319			3,783	Ongoing
Other Regulated Network Initiated Capital Work - Ergon Energy	Various	148,587		148,587

Sub-total Replacements				532,014

Connections
Customer Connections - Brisbane	Various	72,247		72,247
Customer Connections - Gold Coast	309	7,663		7,663
Customer Connections - Ipswich	310	3,408		3,408
Customer Connections - Sunshine Coast	316	7,199		7,199
Customer Connections - Wide Bay Burnett	319	800		800
Other Regulated Customer Initiated Capital Work (Standard Control Services) - Ergon Energy	Various	73,507		73,507

Sub-total Connections				164,824

Sub-total Standard Control Services				891,145

Non-System Capital Expenditure
Garbutt Depot & Logistics Centre Redevelopment Stage 2	318	42,500	21,939	20,561
McLeod Street Cairns Refurbishment	306	14,625	226	5,233	9,166
Searle Street Maryborough Redevelopment	319	41,193		6,478	34,715
South Street Toowomba Redevelopment	317	32,178	15,865	16,313
Property and Buildings - Energex	Various	33,877		33,877

55

Capital Statement 2017-18

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Property - Minor Program for 2017-18	Various	4,897		4,897
Property Minor Programs - Fitzroy	308	7,205		7,205
Property Minor Programs - Fraser Burnett	319	2,888		2,888
Property Minor Programs - Greater Downs	307	348		348
Property Minor Programs - Herbert	Various	1,868		1,868
Property Minor Programs - Pioneer	312	1,815		1,815
Property Minor Programs - Tropical North	Various	4,881		4,881
Information and Communication Technologies	305	5,800		5,800
Tools and Equipment - Energex	305			5,400	Ongoing
Tools and Equipment - Ergon Energy	Various			6,000	Ongoing
Vehicles - Energex	305			26,500	Ongoing
Vehicles - Ergon Energy	Various			20,141	Ongoing

Sub-total Non-System Capital Expenditure				170,205

Alternative Control Services
Customer initiated works - Gold Coast	309	7,727		7,727
Customer initiated works - Wide Bay/Burnett	319	633		633
Customer initiated works - Brisbane	Various	65,404		65,404
Customer initiated works - Ipswich	310	3,385		3,385
Customer initiated works - Sunshine Coast	316	5,693		5,693
Other Regulated Customer Initiated Capital Work (Alternative Control Services) - Ergon Energy	Various	50,339		50,339

Sub-total Alternative Control Services				133,181

Non-Regulated Capital Expenditure
Communications and Supervisory Control and Data Acquisition	315	3,198	633	2,565
Community Based Projects	315	5,999	1,963	4,036

56

Capital Statement 2017-18

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Embedded Generators - Energex	305	256		256
Metering Dynamics	305	27,192		27,192
Ergon Energy Retail Capital Expenditure	305			32,594	Ongoing
Isolated Systems Capital Works Geothermal Plant Birdsville	315	15,100	4,486	7,357	3,257
Renewable Energy Coconut Island Solar	315	313		313
Environment Related Projects - Torres Strait	315	2,570		1,928	642
Isolated Systems Capital Works Palm Island Power Station Upgrade	318	15,607	14,625	982
Generation Set Upgrade - Murray Island	315	1,849	210	1,639
Generation Set Upgrade - Aurukun	315	1,169		1,167	2
Other Isolated Capital Work	Various	10,153		10,153

Sub-total Non-Regulated Capital Expenditure				90,182

ICT Capital Expenditure
SPARQ Capital Expenditure - Energex	305			63,700	Ongoing
SPARQ Capital Expenditure - Ergon Energy	Various			63,824	Ongoing

Sub-total ICT Capital Expenditure				127,524

Total Property, Plant and Equipment				1,412,237

POWERLINK QUEENSLAND

Property, Plant and Equipment
Total Non Prescribed Transmission Network Connections	Various			30,038	Ongoing
Total Other Projects less than $20Mil	Various			96,426	Ongoing
Braemar Substation Secondary Systems Replacement	307	29,200	26,839	1,700	661
Blackwall Substation Secondary Systems Replacement	310	33,100	28,023	1,800	3,277
Moura Switchyard Replacement	308	24,500	20,334	1,600	2,566

57

Capital Statement 2017-18

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Nebo 275/132kV Transformer Replacement	312	24,800	19,513	3,700	1,587
Ross Substation Secondary Systems Replacement	318	27,000	19,204	3,600	4,196
Substation Security Upgrade	Various	40,000	23,198	16,000	802
Callide A / Calvale 132kV Network Reinvestment	308			7,965	Ongoing
Collinsville to Proserpine Transmission Line Refit	318			8,281	Ongoing
Mackay Substation Replacement	312			8,600	Ongoing
Rocklea Substation Secondary Systems Replacement	303			6,000	Ongoing
Stanwell Substation Secondary Systems Replacement	308			1,500	Ongoing
Nebo Substation Primary Plant Replacement	312			2,300	Ongoing
Calvale and Callide B Substation Secondary Systems Replacement	308			4,000	Ongoing
Nebo Secondary Systems Replacement	312			3,000	Ongoing

Total Property, Plant and Equipment				196,510

SUNWATER LIMITED

Property, Plant and Equipment
Boondooma Dam spillway and side wall repair	319	46,159	25,197	12,937	8,025
Dam Safety Improvement Program - Paradise Dam (strengthening of monoliths D&K)	319	36,666	26,500	2,431	7,735
Dam Safety Improvement Program - Burdekin Falls Dam (foundation drainage improvement)	318	10,059	2,699	4,569	2,791
Lower Fitzroy Infrastructure Feasibility Project	308	255		255
Nathan Dam and Pipelines Feasibility Project	308	161		161
Refurbishment & Enhancement - Bundaberg Water Supply	319			571	Ongoing

58

Capital Statement 2017-18

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Refurbishment & Enhancement - Pioneer Water Supply	312			462	Ongoing
Refurbishment & Enhancement - Upper Burnett Water Supply	319			451	Ongoing
Refurbishment & Enhancement - Bowen Broken Water Supply	312			402	Ongoing
Refurbishment & Enhancement - Callide Water Supply	308			375	Ongoing
Refurbishment & Enhancement - Barker Baranbah Water Supply	319			359	Ongoing
Refurbishment & Enhancement - Dawson Water Supply	308			271	Ongoing
Refurbishment & Enhancement - St George Water Supply	307			459	Ongoing
Refurbishment & Enhancement - Eton Water Supply	312			560	Ongoing
Refurbishment & Enhancement - Eton Irrigation	312			431	Ongoing
Refurbishment & enhancement - Burdekin Irrigation	318			929	Ongoing
Refurbishment & Enhancement - Bundaberg Irrigation	319			984	Ongoing
Refurbishment & enhancement - St George Irrigation	307			656	Ongoing
Refurbishment & Enhancement - Mareeba Irrigation	306			300	Ongoing
Refurbishment & enhancement - Tarong Pipeline	319			1,094	Ongoing
Refurbishment & Enhancement - Awoonga-Callide Pipeline	308			392	Ongoing
Refurbishment & Enhancement - Collinsville Pipeline	312			472	Ongoing
Refurbishment & Enhancement - Blackwater Pipeline	308			514	Ongoing
Software Development & Hardware	305			7,075	Ongoing
Minor Works	305			2,585	Ongoing
Plant & Equipment	305			4,962	Ongoing
Emergency Management Response Plan	305			4,046	Ongoing

Total Property, Plant and Equipment				48,703

59

Capital Statement 2017-18

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000

GLADSTONE AREA WATER BOARD

Property, Plant and Equipment
Offline Standby and Repump Station	308	29,952	7,608	20,183	2,161
Low lift and high lift pump station switchboard and variable frequency drive replacement	308	4,626	1,899	2,727
East End Reservoir various works	308	1,403	803	600
Yarwun Water Treatment Plant switchboard replacement	308	910	380	530
Moura rail line crossing	308	1,069	669	400
Land rationalisation	308	1,938	1,606	332
Offline Storage to Fitzsimmons 700mm Internal	308	1,304	1,004	300
Boat Creek Reservoir - Secure Land	308	307	7	300
Scour Valve Replacement Program	308	310	80	230
Site Security Project	308	376	176	200
Awoonga Dam Spillway acceptable flood capacity Upgrades	308	8,592	8,392	200
Treatment projects	308	205	25	180
Enterprise resource planning enhancement	308	267	117	150
Easement Review	308	413	263	150
Replace Queensland Alumina Limited 600mm Isolation Valve	308	373	223	150
Delivery Projects	308	222	122	100
Gladstone Water Treatment Plant staged upgrades	308	1,550	1,450	100
Supervisory control and data acquisition upgrade	308	403	303	100
Queensland Alumina Limited Pipeline replacement	308	629	529	100
Corporate projects	308	156	106	50
Gladstone Fitzroy pipeline	308	5,685	5,635	50

Total Property, Plant and Equipment				27,132

60

Capital Statement 2017-18

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000

MOUNT ISA WATER BOARD

Property, Plant and Equipment
Power Reliability Hilton - Lake Julius	315			60	Ongoing
Power Reliability Moondarra System	315	1,733	334	1,399
Lake Julius Power Pole Replacement	315			580	Ongoing
Operations and Maintenance Asset Requirements	315			678	Ongoing
Mount Isa Terminal Reservoir Storage Tanks	315	1,919	150	1,769
Supply Reliability Clear Water Lagoon to Mount Isa Terminal Reservoir	315	17,450		7,948	9,502
Upgrade Maintenance Access to Pump Stations	315	1,466		733	733
Large Scale Renewable Energy Project	315			1,000	Ongoing
R48 Reserve Road Access Improvement	315	2,150		150	2,000
Lake Moondarra Booster Pump Station Oil Circuit Breaker Replacement	315	360		360
Critical Spares Procurement	315			400	Ongoing
Asset Renewals - Projects less than $250,000	315			774	Ongoing
Asset Enhancements - Projects less than $250,000	315			870	Ongoing
Plant and Equipment - Projects less than $250,000	315			471	Ongoing

Total Property, Plant and Equipment				17,192

SEQWATER

Property, Plant and Equipment
Beaudesert Water Supply Zone Upgrade	311	80,082	34	269	79,779
Other Infrastructure Capital Works	Various			81,484	Ongoing
Non-Infrastructure Capital Works	Various			14,079	Ongoing
Fleet Renewal	Various			2,150	Ongoing

61

Capital Statement 2017-18

Energy and Water Supply
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Mount Crosby East Bank Water pump Station Flood Resilience Works	310	31,610		1,800	29,810
Mount Crosby East Bank Water Treatment Plant Filtration Upgrade	310	34,000	837	1,775	31,388
Somerset Hydro Refurbishment	310	12,083	11,083	1,000
Lake MacDonald Dam Upgrade Stage 2	316	88,521	2,321	2,000	84,200
Sideling Creek Dam Safety Upgrade Stage 1	314	18,000	1,456	2,000	14,544
Lowood Water Treatment Plant Stage 1 Upgrade	310	17,094	2,094	2,000	13,000
North Pine Water Treatment Plant - Sludge Handling Upgrade	314	10,165	3,665	6,000	500
Petrie New Water Supply Connection	314	9,960	6,015	3,945

Total Property, Plant and Equipment				118,502

TOTAL ENERGY AND WATER SUPPLY (PPE)				2,062,992

62

Capital Statement 2017-18

3.7	ENVIRONMENT AND HERITAGE PROTECTION

Total capital purchases for the Department of Environment and Heritage Protection for 2017-18 are $8.3 million, including $3.2 million for land acquisitions, $2 million for enhancements to environmental regulatory capabilities and $1.6 million to progress remediation of land impacted by underground coal gasification (UCG) by-products.

The 2017-18 capital program will continue the State’s acquisition of land of high environmental value for inclusion in Queensland’s protected area estate. In addition, the department will continue to invest in the development of technology and systems to enable a targeted, scientific and risk-based approach to environmental management, and enhanced opportunities for the public to report environmental issues and engage with the department. Plant and equipment will be purchased to progress remediation of ground and surface water impacted by UCG by-products near Chinchilla.

These purchases reflect the department’s mission to lead environment and heritage protection and sustainability in Queensland through strong environmental regulation, conservation of the State’s natural environment and cultural values and enabling sustainable development.

Program Highlights (Property, Plant and Equipment)

•	$3.2 million in 2017-18 for protected area land acquisitions.

•	$2 million in 2017-18 for development of systems to enhance environmental regulatory capabilty and improve engagement with the community.

•	$1.6 million in 2017-18 for acquisition of plant and equipment to manage, remediate and dispose of ground and surface water impacted by UCG by-products.

•	$800,000 in 2017-18 towards general systems development.

•	$624,000 in 2017-18 towards general plant and equipment acquisition.

63

Capital Statement 2017-18

Environment and Heritage Protection
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
DEPARTMENT OF ENVIRONMENT AND HERITAGE PROTECTION

Property, Plant and Equipment
Protected Area Land Acquisitions Systems	Various	5,000	1,780	3,220
Systems for Environmental Regulation	Various	2,046		2,046
General Systems Development	Various			800	Ongoing
Plant and Equipment
Plant and Equipment - UCG	307	1,642		1,642
General Plant and Equipment	Various			624	Ongoing

Total Property, Plant and Equipment				8,332

TOTAL ENVIRONMENT AND HERITAGE PROTECTION (PPE)				8,332

64

Capital Statement 2017-18

3.8	HOUSING AND PUBLIC WORKS

Total capital purchases for the Housing and Public Works portfolio, including its statutory bodies, are $446.4 million in 2017-18, with capital grants of $109.1 million. Capital purchases include the Queensland Building and Construction Commission of $879,000 and the Residential Tenancies Authority of $160,000.

The Queensland Housing Strategy includes $1.620 billion to deliver a housing construction jobs program over 10 years. Further details of this overall package can be found in the Overview section of Budget Paper 4.

Department of Housing and Public Works

Total capital purchases and capital grants expenditure in 2017-18 are $554.4 million.

Program Highlights (Property, Plant and Equipment)

•	$216.8 million to deliver 417 social housing dwellings and upgrade existing social housing.

•	$156.9 million for social housing in Aboriginal and Torres Strait Islander communities (including $129.8 million funding through the National Partnership on Remote Housing) to deliver 238 dwellings, upgrade existing social housing and purchase 10 dwellings to be used as temporary accommodation as part of the program to progress the transfer of social housing for home ownership.

•	$50.5 million for the provision and upgrade of Government employee housing to support the attraction and retention of government employees in locations of high need where there is no alternative accommodation in rural and remote Queensland. This includes $11.8 million towards the construction of 24 units of accommodation in Aurukun for the provision of secure housing for government employees to support enhanced service delivery in this area.

•	$13.8 million for supported accommodation including the construction of a new Youth Foyer in Townsville.

•	$2.7 million for the redevelopment of the Boggo Road Gaol Precinct. The redevelopment includes the revitalisation of the heritage listed Boggo Road Gaol and provides urban renewal in this vibrant inner city location with substantial residential development and affordable housing, retail and commercial development and upgraded recreational parkland on adjoining lots.

Program Highlights (Capital Grants)

•	$65.8 million for social housing in Aboriginal and Torres Strait Islander communities to deliver 26 dwellings, upgrade existing social housing and undertake infrastructure development including upgrades to progress the transfer of social housing for home ownership on Aboriginal and Torres Strait Islander land.

•	$43.2 million to deliver 18 social housing dwellings and upgrade existing social housing.

65

Capital Statement 2017-18

Queensland Building and Construction Commission

In 2017-18, the Queensland Building and Construction Commission has capital purchases of $879,000 to replace ageing property, plant and equipment to reduce expenditure on maintenance costs.

Residential Tenancies Authority

In 2016-17, the Residential Tenancies Authority (RTA) will complete the myRTA system which comprises a fully integrated bond management, CRM and finance system. In 2017-18, the RTA will return to normalised capital expenditure levels which comprises the maintenance of its existing systems and equipment.

Housing and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
DEPARTMENT OF HOUSING AND PUBLIC WORKS

Property, Plant and Equipment
Housing and Homelessness Services
Cairns Construction	306			95,762	Ongoing
Brisbane - Inner City Construction	305			155	Ongoing
Brisbane - South Construction	303			11,740	Ongoing
Brisbane - North Construction	302			8,273	Ongoing
Brisbane - West Construction	304			10,261	Ongoing
Brisbane - East Construction	301			7,138	Ongoing
Fitzroy Construction	308			5,689	Ongoing
Gold Coast Construction	309			7,992	Ongoing
Ipswich Construction	310			2,584	Ongoing
Logan - Beaudesert Construction	311			3,959	Ongoing
Mackay Construction	312			2,489	Ongoing
Moreton Bay - North Construction	313			9,571	Ongoing
Moreton Bay - South Construction	314			721	Ongoing
Queensland - Outback Construction	315			9,215	Ongoing
Sunshine Coast Construction	316			5,207	Ongoing
Toowoomba Construction	317			2,490	Ongoing
Townsville Construction	318			41,041	Ongoing

66

Capital Statement 2017-18

Housing and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Statewide Construction	Various			22,571	Ongoing
Wide Bay Upgrades	319			5,701	Ongoing
Townsville Upgrades	318			10,874	Ongoing
Toowoomba Upgrades	317			3,051	Ongoing
Sunshine Coast Upgrades	316			3,889	Ongoing
Queensland - Outback Upgrades	315			10,507	Ongoing
Moreton Bay - South Upgrades	314			851	Ongoing
Moreton Bay - North Upgrades	313			2,784	Ongoing
Mackay Upgrades	312			4,274	Ongoing
Logan - Beaudesert Upgrades	311			3,488	Ongoing
Ipswich Upgrades	310			3,975	Ongoing
Gold Coast Upgrades	309			4,355	Ongoing
Fitzroy Upgrades	308			5,768	Ongoing
Darling Downs - Maranoa Upgrades	307			1,496	Ongoing
Cairns Upgrades	306			26,006	Ongoing
Brisbane - Inner City Upgrades	305			4,016	Ongoing
Brisbane - West Upgrades	304			1,385	Ongoing
Brisbane - South Upgrades	303			7,960	Ongoing
Brisbane - North Upgrades	302			4,244	Ongoing
Brisbane - East Upgrades	301			3,649	Ongoing
Statewide Upgrades	Various			838	Ongoing
Darling Downs - Maranoa Purchase of existing properties	307			470	Ongoing
Queensland - Outback Purchase of existing properties	315			3,000	Ongoing
Statewide Purchase of existing properties	Various			5,000	Ongoing
Moreton Bay - South Land	314			618	Ongoing
Cairns Land	306			1,123	Ongoing
Townsville Land	318			1,123	Ongoing
Sunshine Coast Land	316			1,797	Ongoing
Brisbane - South Land	303			1,236	Ongoing
Moreton Bay - North Land	313			1,854	Ongoing
Logan - Beaudesert Land	311			3,369	Ongoing
Ipswich Land	310			3,819	Ongoing
Gold Coast Land	309			3,819	Ongoing
Brisbane - North Land	302			741	Ongoing
Brisbane - East Land	301			1,236	Ongoing
Brisbane - West Land	304			741	Ongoing
Brisbane - Inner City Land	305			989	Ongoing

67

Capital Statement 2017-18

Housing and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Statewide Land	Various			500	Ongoing
Other Plant and Equipment	Various			2,601	Ongoing

Sub-total Housing and Homelessness Services				390,005

Public Works
Brisbane - Boggo Road Precinct Redevelopment	303	42,067	39,327	2,740
Building Works and Capital Replacements	Various			500	Ongoing
Government Employee Housing	Various			38,705	Ongoing
Government Employee Housing Construction - Aurukun	306	22,600	1,280	11,811	9,509
Other Property, Plant and Equipment	Various			1,582	Ongoing

Sub-total Public Works				55,338

Total Property, Plant and Equipment				445,343

Capital Grants
Housing and Homelessness Services
Brisbane - North Capital Grants	302			1,500	Ongoing
Cairns Capital Grants	306			57,460	Ongoing
Fitzroy Capital Grants	308			553	Ongoing
Queensland - Outback Capital Grants	315			8,146	Ongoing
Townsville Capital Grants	318			4,877	Ongoing
Wide Bay Capital Grants	319			6,392	Ongoing
Statewide Capital Grants	Various			30,147	Ongoing

Sub-total Housing and Homelessness Services				109,075

Total Capital Grants				109,075

QUEENSLAND BUILDING AND CONSTRUCTION COMMISSION

Property, Plant and Equipment
Other Property, Plant and Equipment	303	1,123	244	879

Total Property, Plant and Equipment				879

68

Capital Statement 2017-18

Housing and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000

RESIDENTIAL TENANCIES AUTHORITY

Property, Plant and Equipment
Asset Replacement Program	305			85	Ongoing
Portfolio Delivery Projects	305			75	Ongoing

Total Property, Plant and Equipment				160

TOTAL HOUSING AND PUBLIC WORKS (PPE)				446,382

TOTAL HOUSING AND PUBLIC WORKS (CG)				109,075

69

Capital Statement 2017-18

3.9	INFRASTRUCTURE, LOCAL GOVERNMENT AND PLANNING

In 2017-18, the Infrastructure, Local Government and Planning portfolio, including Economic Development Queensland, South Bank Corporation, Queensland Reconstruction Authority and Cross River Rail Delivery Authority has capital purchases of $248 million and capital grants of $614 million.

Department of Infrastructure, Local Government and Planning

The Department of Infrastructure, Local Government and Planning has capital purchases of $18.1 million and capital grants of $296.6 million in 2017-18.

Program Highlights (Property, Plant and Equipment)

•	$11.4 million for the replacement of the Cherbourg Wastewater Infrastructure.

•	$2.5 million for the development of the Palm Island Wastewater Infrastructure.

•	$2.2 million for the Drinking Water Security Project at Pormpuraaw.

•	$1.9 million for the continued work of the Indigenous State Infrastructure Program which aims to improve environmental health conditions for people living in major communities in Indigenous council areas.

Program Highlights (Capital Grants)

•	$180 million for the Works for Queensland Program to support local governments outside of South East Queensland to undertake job-creating maintenance and minor infrastructure works.

•	$30 million for water, wastewater and solid waste infrastructure in Indigenous communities and to develop options for a long term infrastructure program in Indigenous communities including the role of Indigenous councils.

•	$29 million for the Local Government Grants and Subsidies Program which provides funding for priority infrastructure projects to meet identified community needs and to support projects that will enhance sustainable and liveable communities.

•	$14.3 million for the revitalisation of the riverfront in Rockhampton and the Yeppoon foreshore in finalisation of the $40 million assistance package.

•	$10 million to assist with Townsville water security measures.

•	$5.6 million for the Community Resilience Fund to support local governments to deliver critical infrastructure that will develop and improve resilience in the built environment.

•	$2.5 million to assist smaller local governments with infrastructure costs associated with the introduction of fluoridation.

70

Capital Statement 2017-18

Economic Development Queensland

In 2017-18, Economic Development Queensland has capital purchases of $79.7 million.

Program Highlights (Property, Plant and Equipment)

•	$31.8 million for the Yeerongpilly Green Transit Oriented Development.

•	$24.8 million for the urban renewal development at Northshore Hamilton.

•	$12.1 million for continuing works on the Commonwealth Games Village.

•	$4.2 million for The Village Townsville residential development in the Oonoonba Priority Development Area.

•	$2.3 million for the Ageing in Place pilot project.

South Bank Corporation

In 2017-18, South Bank Corporation has budgeted capital works totalling $21.2 million to maintain and enhance the South Bank Parklands, the Corporation’s commercial assets and the Brisbane Convention and Exhibition Centre.

Queensland Reconstruction Authority

The capital expenditure for the Queensland Reconstruction Authority in 2017-18 consists of capital grants of $317.9 million. This is funded up to 75 percent by the Australian Government under the Natural Disaster Relief and Recovery Arrangements (NDRRA) with the remainder funded by the State Government.

Program Highlights (Capital Grants)

•	In 2017-18 $317.9 million is being provided to local governments to undertake recovery, reconstruction, betterment and other NDRRA projects relating to natural disaster events of 2015 to 2017.

•	Following finalisation of NDRRA programs for 2014 and prior event periods, capital grants relating to these events are no longer reported.

Cross River Rail Delivery Authority

In 2017-18, the Cross River Rail Delivery Authority has budgeted capital expenditure totalling $129 million to continue to progress the planning, procurement, early works and development associated with the Cross River Rail project.

71

Capital Statement 2017-18

Infrastructure, Local Government and Planning
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
DEPARTMENT OF INFRASTRUCTURE, LOCAL GOVERNMENT AND PLANNING

Property, Plant and Equipment
Cherbourg Wastewater Infrastructure	319	14,900	3,511	11,389
Palm Island Wastewater Infrastructure	318	5,476	2,940	2,536
Pormpuraaw Drinking Water Security Project	315	2,400	200	2,200
Indigenous State Infrastructure Program	Various	61,022	59,137	1,885
Other Property, Plant and Equipment	305			102	Ongoing

Total Property, Plant and Equipment				18,112

Capital Grants
Works for Queensland	Various	400,000	120,000	180,000	100,000
Townsville Water Security Measures	318	225,000		10,000	215,000
Indigenous Water Infrastructure Program	Various	120,000	30,000	30,000	60,000
Fluoridation Infrastructure Grants Program	Various	5,000		2,500	2,500
Yeppoon and Rockhampton Revitalisation Project	308	40,000	25,666	14,334
Major Infrastructure Program - Stage 6	315	15,000	3,750	3,750	7,500
Local Government Grants and Subsidies Program	Various			28,953	Ongoing
Community Resilience Fund	Various	41,500	35,878	5,622
Natural Disaster Resilience Program 2013-15	Various	14,907	12,951	1,384	572
Natural Disaster Resilience Program 2013-15 (Australian Government)	Various	16,838	13,843	2,224	771
Natural Disaster Resilience Program 2015-17	Various	10,538	5,762	4,776
Natural Disaster Resilience Program 2015-17 (Australian Government)	Various	16,547	5,762	10,785
Roma Street Parklands	305			1,488	Ongoing
Kuranda Skyrail and Infrastructure Levy	306			744	Ongoing

Total Capital Grants				296,560

72

Capital Statement 2017-18

Infrastructure, Local Government and Planning
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000

ECONOMIC DEVELOPMENT QUEENSLAND

Property, Plant and Equipment
Willowbank Industrial Development	310	73,971	15,981	1,000	56,990
Ageing in Place	Various	2,400	71	2,329
The Village Townsville	318	136,898	86,972	4,246	45,680
Northshore Hamilton	305	350,954	61,618	24,829	264,507
Yeerongpilly Green Transit Oriented Development	303	72,523	16,449	31,777	24,297
Carseldine Urban Village	302	30,536		878	29,658
Gladstone State Development Area	308	13,617	5,417	500	7,700
Townsville Regional Industrial Estate	318	9,750	4,200	500	5,050
Clinton Industrial Development	308	11,695	445	500	10,750
Salisbury Plains Industrial Precinct	312	6,766	1,328	500	4,938
Mica Creek Services	315	5,750	250	500	5,000
Commonwealth Games Village	309	72,860	60,747	12,113

Total Property, Plant and Equipment				79,672

SOUTH BANK CORPORATION

Property, Plant and Equipment
Parklands Enhancements and replacements	303			6,310	Ongoing
Car park lift upgrade	303	400		400
Car park LED Light Installation	303	250		250
Investment Properties - awnings and outdoor enhancement	303	1,590		1,590
Investment Properties - Other enhancements and replacements	303			3,550	Ongoing
Brisbane Convention and Exhibition Centre - solar panels	303	3,080		3,080
Brisbane Convention and Exhibition Centre - other enhancements and replacements	303			6,000	Ongoing

Total Property, Plant and Equipment				21,180

73

Capital Statement 2017-18

Infrastructure, Local Government and Planning
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000

QUEENSLAND RECONSTRUCTION AUTHORITY

Capital Grants
Local Government Authorities	Various	1,084,429	372,611	317,933	393,885

Total Capital Grants				317,933

CROSS RIVER RAIL DELIVERY AUTHORITY

Property, Plant and Equipment
Cross River Rail	305	5,409,000		129,000	5,280,000

Total Property, Plant and Equipment				129,000

TOTAL INFRASTRUCTURE, LOCAL GOVERNMENT AND PLANNING (PPE)				247,964

TOTAL INFRASTRUCTURE, LOCAL GOVERNMENT AND PLANNING (CG)				614,493

74

Capital Statement 2017-18

3.10	JUSTICE AND ATTORNEY-GENERAL

The 2017-18 capital purchases for Justice and Attorney-General (including Public Trust Office, Legal Aid Queensland and Crime and Corruption Commission) are $227.2 million.

Department of Justice and Attorney-General

The Department of Justice and Attorney-General capital purchases for 2017-18 are $203.9 million. The department’s capital purchases will primarily focus on prison infrastructure, perimeter security upgrades, correctional centre enhancements, security management system upgrade and the programmed renewal and minor works of courthouses and youth justice facilities.

Program Highlights (Property, Plant and Equipment)

•	$7.5 million of $200 million at Capricornia Correctional Centre to provide an extra 164 beds to provide additional prisoner capacity.

•	$42.1 million of $126.9 million to complete the recommissioning of Borallon Training and Correctional Centre, incorporating the remediation of hanging points from all secure cells without air-conditioning.

•	$26.8 million of $76.6 million Perimeter Security Upgrade Program - Stage 2. This program will upgrade the perimeter security at various correctional centres.

•	$24.3 million in correctional centre enhancements including Woodford Correctional Centre and Brisbane Women’s Correctional Centre.

•	$15.8 million of $23.4 million to upgrade the security management system at the Brisbane Youth Detention Centre.

•	$16.9 million to support the transition of 17 year olds into the youth justice system.

•	$20.1 million of $37.3 million project to upgrade the Rockhampton, Beenleigh, Townsville and Kingaroy courthouses.

•	$26.2 million for the on-going programmed renewal, maintenance and minor works of courthouses and youth justice facilities.

Public Trustee of Queensland

During 2017-18 the capital budget is $13.5 million. This capital expenditure will enable the Public Trust Office to continue to provide a wide range of efficient services to the Queensland community, as well as continuing to maintain appropriate workplace health and safety standards for clients and staff.

75

Capital Statement 2017-18

Program Highlights (Property, Plant and Equipment)

•	$8.8 million will be spent on building improvements and refurbishment of existing offices throughout the state.

•	$3.9 million will be spent on plant and equipment. This includes investment for the fitout of offices and investment in computer hardware to manage the upgrading of equipment on a rolling replacement strategy.

•	The Public Trustee will also invest $800,000 in software during the year.

Legal Aid Queensland

Legal Aid Queensland’s 2017-18 capital expenditure program is $1.3 million. Legal Aid Queensland will invest $1.1 million on major property, plant and equipment projects including the refurbishment of the Cairns and Brisbane offices.

A further $205,000 will be invested to maintain Legal Aid Queensland’s business systems, replace motor vehicles and minor property, plant and equipment.

Crime and Corruption Commission

The Crime and Corruption Commission will spend $8.5 million on its capital purchases in 2017-18. The Commission will invest $3.6 million in developing a new Investigations Case Management System, $3.4 million on computer and other equipment replacement and $700,000 on vehicle replacement.

76

Capital Statement 2017-18

Justice and Attorney-General
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
DEPARTMENT OF JUSTICE AND ATTORNEY-GENERAL

Property, Plant and Equipment
Queensland Corrective Services
Major Works - Correctional Centres
Capricornia Correctional Centre Expansion	308	200,000		7,500	192,500
Borallon Training and Correctional Centre	310	126,900	84,828	42,072
Perimeter Security Upgrade Program - Stage 2	Various	76,579	17,049	26,801	32,729

Sub-total Major Works - Correctional Centres				76,373

Correctional Centre Enhancements
Brisbane Women’s Correctional Centre	310	22,000	500	13,500	8,000
Woodford Correctional Centre	313	8,011	2,377	5,634
Prison Infrastructure	Various	14,923	9,796	5,127

Sub-total Correctional Centre Enhancements				24,261

Probation and Parole office accommodation	Various			2,394	Ongoing
Other acquisitions of property, plant and equipment	Various			10,182	Ongoing

Sub-total Queensland Corrective Services				113,210

Youth Justice Services
Brisbane Youth Detention Centre - Security Management System Upgrade	310	23,411	2,925	15,819	4,667
Transition of 17 year olds to the youth justice system	Various	16,886		16,886
Youth Justice Facilities	Various			11,305	Ongoing

Sub-total Youth Justice Services				44,010

Justice Services
Rockhampton Courthouse Upgrade	308	12,000	165	5,835	6,000
Beenleigh Courthouse Upgrade	311	11,000		5,500	5,500
Townsville Courthouse Upgrade	318	9,000		4,500	4,500

77

Capital Statement 2017-18

Justice and Attorney-General
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Kingaroy Courthouse Upgrade	319	5,260	952	4,308
Courthouses, Programmed Renewal	Various			13,210	Ongoing
Courthouses, Minor Capital Works	Various			1,670	Ongoing
Other acquisitions of property, plant and equipment	Various			6,335	Ongoing
Queensland Courts Information Systems	305			925	Ongoing

Sub-total Justice Services				42,283

Other Departmental
Minor Capital Works - Software	305			3,178	Ongoing
Leasehold Improvements	Various			491	Ongoing
Other acquisitions of property, plant and equipment	Various			761	Ongoing

Sub-total Other Departmental				4,430

Total Property, Plant and Equipment				203,933

PUBLIC TRUSTEE OF QUEENSLAND

Property, Plant and Equipment
Other capital	305			800	Ongoing
Buildings	Various			8,750	Ongoing
Plant and equipment	Various			3,931	Ongoing

Total Property, Plant and Equipment				13,481

LEGAL AID QUEENSLAND

Property, Plant and Equipment
Brisbane building refurbishment	305	246		246
Cairns office relocation and refurbishment	306	707		707
Other office refurbishment	305			169	Ongoing
Motor vehicle replacement	305			205	Ongoing

Total Property, Plant and Equipment				1,327

78

Capital Statement 2017-18

Justice and Attorney-General
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000

CRIME AND CORRUPTION COMMISSION

Property, Plant and Equipment
Computer software	305	300		300
Investigations case management system	305	3,637		3,637
Computer and other equipment	305	3,423		3,423
Vehicle replacement	305	700		700
Leasehold improvements	305	405		405

Total Property, Plant and Equipment				8,465

TOTAL JUSTICE AND ATTORNEY-GENERAL (PPE)				227,206

79

Capital Statement 2017-18

3.11	LEGISLATIVE ASSEMBLY OF QUEENSLAND

Total capital purchases for the Legislative Assembly of Queensland are $7.7 million in 2017-18. Significant capital expenditure in the parliamentary precinct includes continuation of the Parliament House fire protection system, completion of the Parliament House stonework restoration program, continuation of CCTV Security upgrade throughout the precinct, and the replacement of various property, plant and equipment including information technology infrastructure. In 2017-18, a range of major office equipment devices will also be replaced in Members’ electorate offices.

Legislative Assembly of Queensland
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
LEGISLATIVE ASSEMBLY OF QUEENSLAND

Property, Plant and Equipment
Parliament House stonework restoration	305	6,064	5,664	400
Parliament House fire protection system	305	5,621	2,227	3,394
CCTV Security upgrade	305	1,500	900	300	300
Precinct audio visual equipment	305	900	700	200
Other property, plant and equipment	305			3,370	Ongoing

Total Property, Plant and Equipment				7,664

TOTAL LEGISLATIVE ASSEMBLY OF QUEENSLAND (PPE)				7,664

80

Capital Statement 2017-18

3.12	NATIONAL PARKS, SPORT AND RACING

Total capital outlays for the Department of National Parks, Sport and Racing and Stadiums Queensland are $159.8 million for 2017-18.

Department of National Parks, Sport and Racing

Capital purchases for the Department of National Parks, Sport and Racing for 2017-18 are $49.5 million, with $68.1 million in capital grants.

The Department of National Parks, Sport and Racing’s vision is that Queenslanders are enriched and connected through healthy parks and active lifestyles.

Consistent with this vision, the department supports the Government’s commitments through protecting and managing our parks, forests and the Great Barrier Reef for current and future generations, supporting and encouraging participation in physical activity through sport and active recreation, and supporting the Queensland racing industry.

The 2017-18 capital program directly supports these objectives through capital grant programs, capital works in National Parks and Sport and Recreation facilities, ongoing replacement of plant and equipment and the development of systems to support delivery of frontline services.

Program Highlights (Property, Plant and Equipment)

•	$15 million in 2017-18 to enhance critical infrastructure including nature-based tourism opportunities and the management of the State’s national parks to protect natural and cultural values and maintain the breadth and quality of visitor experiences.

•	$5.7 million for redevelopment of the Mon Repos Turtle Centre.

•	$2.8 million to improve facilities at the Daisy Hill Koala Bushland precinct in preparation for the Gold Coast 2018 Commonwealth Games.

•	$1.4 million for ‘start-up’ activities, including construction of internal roads, fences, signage and firebreaks, the establishment of management bases and ranger accommodation, and for the purchase of plant and equipment for recently established protected areas.

•	$1.3 million for the development of management bases, ranger accommodation and supporting infrastructure on Cape York Peninsula.

•	$1.3 million for visitor access and park management facilities and equipment on North Stradbroke Island, jointly managed with the Quandamooka Yoolooburrabee Aboriginal Corporation.

81

Capital Statement 2017-18

•	$965,000 for moorings to improve tourism and recreation use of the Great Barrier Reef.

•	$1.9 million towards the development of software systems.

•	$14.7 million in various capital works and plant and equipment purchases for parks and forests.

•	$4.3 million to maintain and upkeep Queensland Recreation Centres, Sports Grounds and Sports Houses throughout the State.

Program Highlights (Capital Grants)

•	$41.1 million under the Get Playing and Get Playing Plus programs and other various grants to provide funding for new or upgraded sport and recreation facility projects to help Queenslanders become involved in sport and active recreation.

•	$25 million under the Racing Infrastructure Fund to assist the racing industry to improve racing infrastructure facilities across the State.

•	$2 million in 2017-18 towards a Queensland first grants program for female friendly change facilities.

Stadiums Queensland

Stadiums Queensland’s 2017-18 capital outlay of $42.2 million represents the investment required to maintain Queensland’s major sports facilities to a standard appropriate for the conduct of national and international events, and community sports activity.

Program Highlights (Property, Plant and Equipment)

•	$29 million in 2017-18 towards the development of the Queensland State Netball Centre at the Queensland Sport and Athletics Centre.

82

Capital Statement 2017-18

National Parks, Sport and Racing
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
DEPARTMENT OF NATIONAL PARKS, SPORT AND RACING

Property, Plant and Equipment
Queensland Recreation Centres, Sports Grounds and Sport Houses Capital Works	Various			4,252	Ongoing
Various plant and equipment - Sport and Recreation	Various			239	Ongoing
Revitalising National Parks	Various	35,000		15,000	20,000
Recreation and visitor facilities - Parks and forests	Various			5,718	Ongoing
Management and access facilities - Parks and forests	Various			5,680	Ongoing
Mon Repos Turtle Centre redevelopment	319	10,000	499	5,737	3,764
Daisy Hill Koala Bushland precinct	311	3,300	500	2,800
Recreation, visitor, management and access facilities for recently established protected areas	Various			1,411	Ongoing
Cape York - Recreation, visitor, management and access facilities	315			1,290	Ongoing
North Stradbroke Island - Recreation, visitor, management and access facilities	301			1,299	Ongoing
Improving tourism and recreation use of the Great Barrier Reef - Moorings	306	2,375	855	965	555
Various plant and equipment - Parks and forests	Various			3,276	Ongoing
System Development - Parks and forests	Various			1,863	Ongoing

Total Property, Plant and Equipment				49,530

Capital Grants
Get Playing rounds 4-6	Various	41,000	15,950	16,986	8,064
Get Playing Plus	Various	60,250	23,797	22,507	13,946
Female Friendly Facilities Program	Various	15,000		2,000	13,000
Various capital grants - Sport and Recreation	Various	1,600		1,600

83

Capital Statement 2017-18

National Parks, Sport and Racing
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Racing Infrastructure Fund	Various	125,088	12,647	25,000	87,441

Total Capital Grants				68,093

STADIUMS QUEENSLAND

Property, Plant and Equipment
Annual capital and maintenance program	Various			13,203	Ongoing
Queensland State Netball Centre	303	44,000	2,255	29,000	12,745

Total Property, Plant and Equipment				42,203

TOTAL NATIONAL PARKS, SPORT AND RACING (PPE)				91,733

TOTAL NATIONAL PARKS, SPORT AND RACING (CG)				68,093

84

Capital Statement 2017-18

3.13	NATURAL RESOURCES AND MINES

Total capital purchases for the Natural Resources and Mines portfolio for 2017-18 is $17.7 million.

Department of Natural Resources and Mines

The Department of Natural Resources and Mines’ purpose is to promote the responsible use of our natural resources - water, land, minerals and energy - to sustainably generate prosperity for current and future generations of Queenslanders.

To support this, the department’s 2017-18 capital investment program will continue to: invest in a robust and reliable water monitoring network, manage disclaimed mine sites, maintain the stock route network, upgrade departmental buildings and accommodation facilities and address the department’s aged ICT asset portfolio to provide simple and efficient access to information for industry and the community.

Program Highlights

•	$4.5 million in 2017-18 towards ICT systems development.

•	$2.6 million in 2017-18 towards systems development for the management of Geoscience data curation and support systems.

•	$1.8 million in 2017-18 for the management of the disclaimed mine sites.

•	$800,000 in 2017-18 towards improvements to the stock route network.

Natural Resources and Mines
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
DEPARTMENT OF NATURAL RESOURCES AND MINES

Property, Plant and Equipment
Strategic Resources Exploration Program	305	7,125		2,595	4,530
Texas Silver Mine Site Rehabilitation and Management	307	2,000	400	1,600
Water Monitoring network	Various			1,312	Ongoing
Stock Route network	Various			800	Ongoing
Linc Energy Mine Site Rehabilitation and Management	307			223	Ongoing
Systems development	305			4,501	Ongoing

85

Capital Statement 2017-18

Natural Resources and Mines
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Other property, plant and equipment	Various			6,654	Ongoing

Total Property, Plant and Equipment				17,685

TOTAL NATURAL RESOURCES AND MINES (PPE)				17,685

86

Capital Statement 2017-18

3.14	PREMIER AND CABINET

Department of the Premier and Cabinet

The Department of the Premier and Cabinet (including Ministerial Offices and Office of the Leader of the Opposition) has planned capital purchases of $20.2 million and capital grants of $26.6 million in 2017-18.

Program Highlights (Property, Plant and Equipment)

•	$6 million to renew and replace large critical infrastructure items across the Cultural Precinct, including the central energy plant renewal program, precinct-wide electrical safety upgrade program, precinct accessibility and mobility projects including amenities upgrades, precinct-wide lift and escalator upgrades, theatre dressing room upgrades at Queensland Performing Arts Centre and storage upgrades at the Queensland Art Gallery.

•	$6 million for priority infrastructure projects across State owned arts and cultural facilities including works on the Bille Brown Theatre, delivered through the Arts Infrastructure Investment Fund.

•	$5.9 million for the creation of a new permanent Anzac Legacy Gallery at the Queensland Museum, South Bank, as part of Queensland’s Anzac Centenary commemoration program 2014-18.

•	$1.4 million to refurbish the Cremorne Theatre, including new seats, changes to balconies to improve sightlines to the stage, better accessibility for patrons with disabilities and allow greater flexibility for the theatre to be transformed and adapted for different productions.

Program Highlights (Capital Grants)

•	$14 million towards the construction of the Cairns Performing Arts Centre.

•	$5 million for the restoration and enhancement of the state’s war memorial in Anzac Square, Brisbane.

•	$4.4 million to Queensland Museum for the transformation of the Sciencentre.

•	$2 million provided towards the planned relocation of the Rockhampton Art Gallery.

Queensland Museum

The Queensland Museum will invest $5.8 million in the Queensland Museum Sciencentre, State Collection storage and acquisitions as well as the life cycle replacement and renewal of equipment.

87

Capital Statement 2017-18

Program Highlights (Property, Plant and Equipment)

•	$4.4 million to transform the Sciencentre at the Queensland Museum into a cutting edge interactive hub for science, technology, engineering and mathematics (STEM).

•	$503,000 invested in information technology primarily for the life cycle replacement of assets and upgrades across the museum network.

Queensland Art Gallery

The Queensland Art Gallery will invest $4.2 million in acquiring art for the Gallery’s collection as well as life cycle replacement of other property, plant and equipment assets.

Program Highlights (Property, Plant and Equipment)

•	$3.6 million investment in the acquisition of art for the Gallery’s collection.

•	$550,000 to replace other property, plant and equipment.

Queensland Performing Arts Trust

The Queensland Performing Arts Trust will invest $1 million in the lifecycle replacement of operational property plant and equipment assets such as theatre equipment and food and beverage equipment.

Premier and Cabinet
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
DEPARTMENT OF THE PREMIER AND CABINET

Property, Plant and Equipment
Cultural Precinct Critical Infrastructure	305	22,856	14,201	5,995	2,660
Cremorne Theatre	305	2,250	845	1,405
DPC ICT Systems Upgrade	305	957	38	919
Arts Infrastructure Investment Fund	Various	17,500		6,000	11,500
Anzac Legacy - Anzac Gallery at Queensland Museum South Bank	305	6,473	601	5,872

Total Property, Plant and Equipment				20,191

Capital Grants
Upgrade of Queensland Museum’s South Bank Storage Area	305	2,300	1,000	700	600

88

Capital Statement 2017-18

Premier and Cabinet
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Cultural Infrastructure	305	750	500	250
Anzac Legacy - Anzac Square Stage 4	305	16,400	11,400	5,000
QAG Critical Asset Replacement	305	1,450	1,200	250
QM Sciencentre - STEM Development	305	9,360	5,000	4,360
Cairns Performing Arts Centre	306	15,000		14,000	1,000
Rockhampton Art Gallery	308	2,000		2,000

Total Capital Grants				26,560

QUEENSLAND MUSEUM

Property, Plant and Equipment
Sciencentre Transformation	305	9,360	5,000	4,360
Life cycle capital replacement	305	357		357
Collection acquisition	305	50		50
Collection storage facilities	305	490		490
Information Technology	305	503		503

Total Property, Plant and Equipment				5,760

QUEENSLAND ART GALLERY

Property, Plant and Equipment
Acquisition of Art Works for the Gallery	305			3,647	Ongoing
Critical replacement of Plant and Equipment	305	1,450	1,200	250
Ongoing replacement of Plant and Equipment	305			300	Ongoing

Total Property, Plant and Equipment				4,197

89

Capital Statement 2017-18

Premier and Cabinet
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000

QUEENSLAND PERFORMING ARTS TRUST

Property, Plant and Equipment
Lifecycle replacement of operational PPE	305			1,000	Ongoing

Total Property, Plant and Equipment				1,000

TOTAL PREMIER AND CABINET (PPE)				31,148

TOTAL PREMIER AND CABINET (CG)				26,560

90

Capital Statement 2017-18

3.15	PUBLIC SAFETY BUSINESS AGENCY

The 2017-18 Public Safety Business Agency capital program provides an investment of $244 million in capital purchases to support the delivery of essential frontline public safety services to Queensland communities.

This investment will fund capital works, information technology and other essential equipment for the Queensland Police Service, Queensland Fire and Emergency Services and the Office of the Inspector-General Emergency Management.

Queensland Fire and Emergency Services

$107.9 million is provided for fire and emergency services facilities, urban and rural fire appliances and communications equipment including:

•	$1.9 million to commence replacement of the auxiliary fire and rescue stations at Kilkivan and Rathdowney and to continue replacement of the auxiliary fire and rescue station at Tara.

•	$16.7 million to complete the replacement of the auxiliary fire and rescue stations at Charleville, Childers, Goombungee, Gordonvale, Herberton, Oakey, Proserpine and Richmond.

•	$2.5 million to complete an upgrade of the permanent fire and rescue station at Bundamba and commence an upgrade of the permanent fire and rescue station at Mount Ommaney.

•	$6.4 million to complete replacement of the permanent fire and rescue station and BA Hazmat facility at Mackay.

•	$4.5 million to complete replacement of the permanent fire and rescue station at Smithfield and to upgrade the permanent fire and rescue station and Communications Centre at Rockhampton.

•	$0.5 million to fit-out a State Air Operations Facility hangar at Toowoomba.

•	$4 million to complete a Rural Fire Service and State Emergency Service (SES) facility at Howard collocated with a new police station.

•	$1.3 million to complete replacement of the permanent fire and rescue station, Rural Fire Service and SES facility at Bundaberg.

•	$1.3 million to complete replacement of the auxiliary fire and rescue station, Rural Fire Service and SES facility at Roma, and infrastructure works for the south western region headquarters at Charlton.

•	$2.8 million to upgrade the Horn Island collocated Rural Fire Service and SES facility.

91

Capital Statement 2017-18

•	$1.9 million to complete an upgrade of the mixed permanent-auxiliary fire and rescue station at Mount Isa and to commence replacement of the combined area office and the Rural Fire Service and SES facility at Mount Isa.

•	$1 million to fit-out a specialist response and training facility at North Rockhampton.

•	$5.7 million for strategic land acquisitions and Rural Fire Service land purchases.

•	$47.1 million for replacement and new urban and rural fire appliances.

•	$4.3 million for minor capital works across the State including upgrades of fire and rescue station amenities.

•	$6.1 million for operational, information and communications systems and equipment.

Queensland Police Service

$121.7 million is provided for Queensland Police Service facilities, information and communication technology and other essential equipment including:

•	$4.1 million to commence the residential accommodation at Aurukun, the police station and watchhouse upgrade at Aurukun, the refurbishment of the heritage building at Wacol, the replacement police stations at Coolum and Mount Morgan and the replacement police station and watchhouse at Pormpuraaw.

•	$3.5 million to commence the Westgate Counter-Terrorism and Community Safety Training Centre.

•	$5.8 million to continue the replacement police station and district headquarters and to upgrade an existing police station and watchhouse at Caboolture.

•	$0.8 million to continue the new police station at Highfields, the replacement police stations at Beaudesert, Kilcoy and Nambour and to upgrade the police station at Atherton.

•	$3.5 million to continue the Police Headquarters renewal project.

•	$5.6 million to complete the construction of the new collocated Road Policing Unit and Special Emergency Response Team facility at Cairns.

•	$13.9 million to complete replacement of the police station at Gordonvale, a replacement police station at Howard, collocated with a Rural Fire Service and SES facility and replacement of the police station at Bowen.

•	$32.4 million for new and replacement police service vehicles.

•	$20.6 million for plant and equipment including the Public Safety Network.

92

Capital Statement 2017-18

•	$12.3 million for a range of information and communication technology initiatives.

•	$3 million for strategic land acquisitions.

•	$16.3 million for minor capital works across the State.

Public Safety Business Agency - Other Departmental Capital

•	$6.1 million is provided for aircraft maintenance.

•	$8.3 million is provided to support the Queensland Ambulance Service information and communication technology.

Public Safety Business Agency
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
PUBLIC SAFETY BUSINESS AGENCY

Property, Plant and Equipment
Queensland Fire and Emergency Services
Buildings
Bundaberg replacement permanent station, rural fire and SES facility	319	7,046	5,772	1,274
Bundamba permanent station upgrade	310	3,640	1,190	2,450
Charleville replacement auxiliary station	315	3,012	477	2,535
Charlton regional headquarters upgrade	317	750	120	630
Childers replacement auxiliary station	319	3,960	466	3,494
Goombungee replacement auxiliary station	307	1,600	50	1,550
Gordonvale replacement auxiliary station	306	3,064	1,514	1,550
Herberton replacement auxiliary station	306	2,706	482	2,224
Horn Island collocated rural fire and SES facility upgrade	315	2,800		2,800
Howard rural fire station and SES facility, collocated with police station	319	4,892	912	3,980

93

Capital Statement 2017-18

Public Safety Business Agency
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Kilkivan replacement auxiliary station	319	1,800		900	900
Mackay replacement permanent station and BA Hazmat facility	312	7,527	1,093	6,434
Mount Isa permanent station upgrade	315	1,000	211	789
Mount Isa replacement combined area office	315	3,500		1,000	2,500
Mount Isa rural fire and SES facility upgrade	315	4,000		100	3,900
Mount Ommaney permanent station upgrade	304	800		50	750
North Rockhampton specialist response and training facility upgrade	308	1,000		1,000
Oakey replacement auxiliary station	307	1,330	451	879
Proserpine replacement auxiliary station	312	3,205	894	2,311
Rathdowney replacement auxiliary station	311	1,800		800	1,000
Richmond replacement auxiliary station	315	2,201	51	2,150
Rockhampton permanent station upgrade and Communications Centre	308	3,786	862	2,924
Roma replacement auxiliary station, rural fire and SES facility	307	5,240	4,540	700
Smithfield replacement permanent station	306	2,826	1,265	1,561
Tara replacement auxiliary station	307	1,801	51	150	1,600
Toowoomba State Air Operations Facility hangar fit-out	317	500		500
Minor works	Various			4,280	Ongoing
Land
Strategic land acquisitions	Various			5,609	Ongoing

94

Capital Statement 2017-18

Public Safety Business Agency
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Rural Operations land purchases	Various			100	Ongoing
Plant and Equipment
Rural fire appliances	Various			10,691	Ongoing
Urban fire appliances	Various			36,449	Ongoing
Communications equipment	Various			4,743	Ongoing
Information systems development	Various			1,068	Ongoing
Other plant and equipment	Various			250	Ongoing

Sub-total Queensland Fire and Emergency Services				107,925

Queensland Police Service
Buildings
Atherton station upgrade	306	6,190	40	150	6,000
Aurukun residential accommodation	315	2,750		2,750
Aurukun station and watchhouse upgrade	315	6,700		200	6,500
Beaudesert replacement station	311	5,890	290	100	5,500
Bowen replacement station	312	8,000	1,050	6,950
Caboolture replacement station and district headquarters	313	16,279	700	5,500	10,079
Caboolture old station and watchhouse refurbishment	313	6,533	33	300	6,200
Cairns new operational facilities	306	6,000	404	5,596
Coolum replacement station	316	2,700		100	2,600
Gordonvale replacement station	306	4,127	338	3,789
Highfields new station	317	2,770	70	100	2,600
Howard replacement station, collocated with rural fire station and SES facility	319	3,896	722	3,174
Kilcoy replacement station	313	1,965	115	100	1,750
Mount Morgan replacement station	308	2,100		100	2,000
Nambour replacement station	316	9,040	40	300	8,700
Police Headquarters renewal project	305			3,500	Ongoing
Pormpuraaw replacement station and watchhouse	315	8,200		300	7,900
Wacol heritage building refurbishment	310	11,200		600	10,600

95

Capital Statement 2017-18

Public Safety Business Agency
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Westgate - Counter-Terrorism and Community Training Centre	310	46,700		3,500	43,200
Air conditioning plant replacement program	Various			4,500	Ongoing
Closed circuit camera upgrades in various watchhouses	Various			2,000	Ongoing
Housing upgrade program	Various			1,000	Ongoing
Minor works	Various			16,270	Ongoing
Strategic land acquisitions	Various			3,000	Ongoing
Plant and Equipment
Information and communication technology	Various			12,324	Ongoing
Public Safety Network Management Centre	305			8,076	Ongoing
Vehicle replacement and growth	Various			32,431	Ongoing
Vessel management program	Various			4,397	Ongoing
Other plant and equipment	Various			600	Ongoing

Sub-total Queensland Police Service				121,707

Other Departmental
Aircraft maintenance	Various			6,087	Ongoing
Queensland Ambulance Service information systems development	Various			8,308	Ongoing

Sub-total Other Departmental				14,395

Total Property, Plant and Equipment				244,027

TOTAL PUBLIC SAFETY BUSINESS AGENCY (PPE)				244,027

96

Capital Statement 2017-18

3.16	QUEENSLAND FIRE AND EMERGENCY SERVICES

Most new and ongoing capital initiatives to support Queensland Fire and Emergency Services (QFES) operational capability are delivered by the Public Safety Business Agency. This includes fire and emergency services facilities, urban and rural fire appliances and communications equipment and the implementation of the Accelerated Rural Fire Service Fleet Program.

QFES continues to be responsible for delivering operational equipment and information systems development.

In 2017-18, QFES will invest $6.2 million in capital purchases and $897,000 in capital grants.

Program Highlights (Property, Plant and Equipment)

•	$3.7 million for operational equipment, which may include protective clothing such as fully encapsulated gas suits, specialist and field portable scientific analysis and detection equipment, and compressors for self-contained breathing apparatus.

•	$310,000 for specialised operational equipment to support public safety at the Gold Coast 2018 Commonwealth Games.

•	$2.2 million for additions and upgrades to information systems.

Program Highlights (Capital Grants)

•	$712,000 for State Emergency Service capital grants.

•	$185,000 for Rural Fire Brigade capital grants.

97

Capital Statement 2017-18

Fire and Emergency Services
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
QUEENSLAND FIRE AND EMERGENCY SERVICES

Property, Plant and Equipment
Operational equipment	Various			4,000	Ongoing
Information systems development	Various			2,200	Ongoing

Total Property, Plant and Equipment				6,200

Capital Grants
Rural fire brigades	Various			185	Ongoing
State Emergency Service	Various			712	Ongoing

Total Capital Grants				897

TOTAL FIRE AND EMERGENCY SERVICES (PPE)				6,200

TOTAL FIRE AND EMERGENCY SERVICES (CG)				897

98

Capital Statement 2017-18

3.17	QUEENSLAND HEALTH

The Queensland public healthcare system comprises the Department of Health, Queensland Ambulance Service and 16 independent Hospital and Health Services. The total capital investment program in 2017-18 for Queensland Health and the Council of the Queensland Institute of Medical Research is $916.1 million.

Queensland Health and Hospital and Health Services

The Queensland Health capital investment program works to ensure staff, patients, and communities have access to contemporary health infrastructure that supports the delivery of health services. Health infrastructure that is fit for purpose and value for money underpins the delivery of quality frontline services that contribute to the health and wellbeing of all Queenslanders. The department takes a strategic view to ensure health infrastructure and healthcare technology and information communication technology strengthens our public health system to meet the growing demand for world class facilities and services.

Program Highlights (Property, Plant and Equipment)

In 2017-18, Queensland Health will continue to invest in health infrastructure, capital works and purchases across a broad range of areas including hospitals, ambulance stations and vehicles, health technology, research and scientific services, mental health services, staff accommodation and ICT.

Hospital and health facility projects highlights in 2017-18 include:

•	$47.6 million ($208.4 million over four years) for essential upgrades to health facilities and supporting infrastructure in rural and regional areas across the State. The funding will facilitate major redevelopments at Kingaroy Hospital, Blackall Hospital and Sarina Hospital, the redevelopment of the clinical services building and the relocation of the breast screen clinic at Townsville Hospital, the refurbishment of the emergency department and specialist outpatient facilities at Maryborough Hospital, a new mental health unit at Cairns Hospital, and the replacement of the primary health care centre on Mer (Murray) Island. The program will also support upgrades to staff accommodation at various locations across Queensland to provide safe, secure housing in rural areas.

•	$24 million in 2017-18 ($131.8 million over four years) as an initial investment to enhance public hospital capacity and services in south-east Queensland, including the expansion of the emergency department at Caboolture Hospital and detailed planning and preparatory works for proposed redevelopments at Logan, Caboolture and Ipswich hospitals. Final costings for these projects will be informed by detailed business cases.

99

Capital Statement 2017-18

•	$8.7 million in 2017-18 ($68.2 million over four years) to establish a new Adolescent Extended Treatment Facility at The Prince Charles Hospital, two new adolescent Step Up Step Down units in Brisbane and refurbishment of two adolescent Day Program spaces at Logan and the Gold Coast.

•	$80 million under the Priority Capital Program to be distributed across Hospital and Health Services and Health Support Queensland for a range of capital works projects to enhance, refurbish or replace existing infrastructure and to sustain and improve business and service level continuity. The program seeks to address legislative compliance (including fire safety and food safety), essential services (including electricity, water supply and sewerage), major plant and systems (including air-conditioners, chillers, lifts and infrastructure call systems) and major building elements (including foundations, floors, walls and roofs).

•	$61.1 million as part of the $180 million Enhancing Regional Hospitals Program announced in the 2015-16 Budget, for upgrades at the Hervey Bay and Gladstone Emergency Departments, Caloundra Health Service and Roma Hospital.

•	$64.7 million for ongoing staged works as part of the new Sunshine Coast University Hospital that opened in March 2017.

•	$27.3 million to progress Significant Regional Infrastructure Projects, including: Boulia Community Clinic refurbishment, McKinlay Multi-purpose Health Service refurbishment and expansion, Paediatrics Unit at Townsville Hospital, new Palm Island Primary Health Care, and Step Up/Step Down mental health facilities in Bundaberg, Gladstone and Mackay.

•	$24.8 million as part of the $230 million Advancing Queensland’s Health Infrastructure Program announced in the 2016-17 Budget. The program will facilitate essential upgrades to health facilities and supporting infrastructure across Queensland, including repurposing of the Nambour General Hospital, redevelopment of Atherton Hospital emergency department and operating theatres and redevelopment of the Thursday Island Hospital. The program will also support the development of a new health precinct for the southern corridor of Cairns and short term carpark solutions at Caboolture and Logan Hospitals.

•	$6.9 million to enhance the resilience of electrical systems at Lady Cilento Children’s Hospital to improve building and medical systems availability in an emergency situation.

•	$6.6 million to commence construction of the new multi-storey car park at Rockhampton Hospital.

100

Capital Statement 2017-18

•	$5.2 million for the refurbishment and extension of the Aurukun Primary Health Care Clinic, providing new staff administration and breakout areas, upgraded amenities, consultation rooms, communications upgrade, disabled access ramps and ambulance bay, as well as new separate staff accommodation units and secure car parking.

•	$2.9 million to complete the replacement of the Dimbulah Primary Healthcare Clinic.

•	$1.5 million towards completion of the replacement Aramac Primary Healthcare Centre. Once complete, the new facility will replace the existing emergency care, consultation rooms, treatment rooms and associated clinical facilities.

•	$31 million to finalise several major programs of work where construction is largely complete, including: Cairns Hospital, Lady Cilento Children’s Hospital, Rockhampton Hospital and Townsville Hospital Expansion.

In 2017-18, $135.4 million will be invested in Information Technology Equipment and Information Communication and Technology to ensure continued efficiency of the Queensland Health system. This will include investment in core infrastructure to support digital hospitals, and replacement and enhancement of core clinical and business systems to support frontline health service provision, corporate functions and decision making at the point of care.

In addition, $190.1 million will be allocated by Hospital and Health Services to capital projects across Queensland in 2017-18. Projects include:

•	$2 million for the relocation of the 16 bed Monash Lodge Aged Care facility to the Clermont Hospital site.

•	$7 million for the delivery of additional acute bed capacity at Redcliffe Hospital.

•	$3.3 million for the establishment of a Step Up Step Down mental health facility in Nundah to support the recovery of patients in the community.

•	$5.3 million for expansion of the nuclear medicine hot-laboratory at Royal Brisbane and Women’s Hospital.

•	$1.3 million towards Stage 2 of the Southern Queensland Centre of Excellence in Aboriginal and Torres Strait Islander Primary Health Care (SQCoE). Stage 2 will expand current health services, research and training, and offer an opportunity for improved work practices.

•	$3.3 million for the development and construction of the Wynnum Manly Community Health Centre (Gundu Pa). The new Centre will offer a centralised modern public health facility providing essential health services to the Wynnum community.

101

Capital Statement 2017-18

•	$5.3 million to extend existing IT services, and develop new IT services at the Sunshine Coast University Hospital.

Queensland Ambulance Service

In 2017-18, the Queensland Ambulance Service (QAS) will invest $54.6 million in capital purchases to support essential frontline services in order to provide the highest possible pre-hospital quality emergency and non-emergency care and services to the community. In implementing its capital program the QAS will review opportunities for co-location with health services, thus improving the close linkages and working relationships between public hospitals, as well as other emergency management infrastructure. Highlights of the capital program include:

•	$21 million to purchase 150 new and replacement ambulance vehicles.

•	$4 million for strategic land acquisitions to accommodate future expansion of services

•	$4.9 million for information systems development to enhance patient care and service delivery

•	$23.3 million for ambulance facilities, including: completing replacement ambulance stations at Coral Gardens, Thursday Island, and Wynnum; completing new stations at Birtinya, Bundaberg, and Kenilworth; commencing planning for new stations at Hervey Bay and Drayton; commencing planning for a replacement station at Kirwan; redevelopment works at Rockhampton and Cairns stations (including Operations Centres); and minor works at various stations to improve functionality and prolong useful life.

Council of the Queensland Institute of Medical Research

The QIMR capital program in 2017-18 will invest $12 million for the acquisition of new and/or replacement state-of-the-art scientific equipment.

102

Capital Statement 2017-18

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
QUEENSLAND HEALTH AND HOSPITAL AND HEALTH SERVICES

Property, Plant and Equipment[1]
Hospital and Health Services
Advancing Queensland Health Infrastructure Program	Various	230,000	8,381	24,814	196,805
Aramac Primary Health Care Centre Redevelopment	315	3,045	1,532	1,513
Aurukun Primary Health Care Centre Redevelopment	315	6,653	1,413	5,240
Cairns Hospital Redevelopment	306	446,300	436,800	9,500
Cape York Staff Accommodation - Kowanyama	315	3,404	118	3,286
Community Mental Health Program	Various	5,151	1,957	3,194
Dimbulah Primary Healthcare Clinic	315	4,453	1,569	2,884
Enhancing Regional Hospitals Program	Various	180,000	5,648	61,091	113,261
Lady Cilento Children’s Hospital[2]	305	1,433,145	1,381,179	10,000	41,966
Lady Cilento Children’s Hospital Resilience Project	305	8,647	1,729	6,918
Master Planning Studies	Various			2,379	Ongoing
Priority Capital Program	Various			80,000	Ongoing
Rockhampton Hospital Carpark[3]	308	25,500	500	6,580	18,420
Rockhampton Hospital Expansion	308	178,364	175,400	2,964
Rural and Regional Infrastructure Package
Blackall Hospital Redevelopment	315	17,900		5,000	12,900
Cairns Hospital Mental Health Unit	306	70,000		3,000	67,000
Kingaroy Hospital Redevelopment	307	62,000		8,000	54,000
Mer (Murray) Island Building Replacement	315	7,000		1,000	6,000
Maryborough Hospital Emergency Department	319	5,000		5,000
Maryborough Hospital Specialist Outpatients Refurbishment	319	5,000		5,000

103

Capital Statement 2017-18

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Sarina Hospital Redevelopment	312	16,500		1,000	15,500
Townsville Hospital Clinical Services Redevelopment	318	10,400		5,000	5,400
Townsville Hospital - relocation of breast screen clinic	318	1,600		1,600
Staff accommodation program	Various	13,000		13,000
Significant Regional Infrastructure Projects Program
Boulia Community Hospital Refurbishment	315	2,000	375	1,625
McKinlay Multi Purpose Health Service	315	5,000	230	4,770
Paediatrics Unit at Townsville Hospital	318	6,600	3,982	2,618
Palm Island Primary Health Care	318	16,500	800	7,700	8,000
Adult Step Up Step Down Facility - Bundaberg	319	4,000	465	3,535
Adult Step Up Step Down Facility - Gladstone	308	4,000	465	3,535
Adult Step Up Step Down Facility - Mackay	312	4,000	465	3,535
South East Queensland - adolescent mental health facilities	Various	68,237	958	8,713	58,566
South East Queensland - Planning for Growth
Caboolture Hospital - Emergency Department Expansion	313	19,600		15,000	4,600
Logan, Caboolture and Ipswich[4] Hospital Business Cases and Preparatory Work	Various	112,163		9,000	103,163
Sunshine Coast University[5] Hospital	316	1,872,151	1,725,948	64,737	81,466
Townsville Hospital Expansion	318	334,000	325,416	8,584
UQ Oral Health Centre at Herston	305	3,415	6	3,409
Project Finalisation	Various	1,460		1,460
Other Acquisitions of Property, Plant and Equipment
Building Works Capital Project Management	Various			850	Ongoing
Finance System Replacement	Various	105,000	15,000	65,000	25,000
Health Technology Equipment	Various			8,102	Ongoing

104

Capital Statement 2017-18

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Laboratory Information Systems	Various	60,905	5,500	20,500	34,905
Minor Capital Projects and[6] Acquisitions	Various			10,282	Ongoing
Regional eHealth Project	Various	34,950	5,250	12,765	16,935
Telehealth (Revitalisation of Regional, Rural and Remote Health Services)	Various	2,000	1,280	360	360

Sub-total Other Acquisitions of Property, Plant and Equipment				117,859

Information Communication and Technology
Information Technology Equipment	Various			77,300	Ongoing
Information Communication and Technology	Various			58,102	Ongoing

Sub-total Information Communication and Technology				135,402

Cairns and Hinterland
Health Technology Equipment	306			6,770	Ongoing
Minor Capital Projects and Acquisitions	306			3,096	Ongoing

Sub-total Cairns and Hinterland				9,866

Central Queensland
Health Technology Equipment	308			4,298	Ongoing
Minor Capital Projects and Acquisitions	308			2,274	Ongoing

Sub-total Central Queensland				6,572

Central West
Health Technology Equipment	315			686	Ongoing
Minor Capital Projects and Acquisitions	315			510	Ongoing

Sub-total Central West				1,196

Children’s Health Queensland
Health Technology Equipment	305			3,159	Ongoing
Minor Capital Projects and Acquisitions	305			1,668	Ongoing

Sub-total Children’s Health Queensland				4,827

Darling Downs
Health Technology Equipment	307			4,484	Ongoing

105

Capital Statement 2017-18

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Minor Capital Projects and Acquisitions	307			3,518	Ongoing

Sub-total Darling Downs				8,002

Gold Coast
Health Technology Equipment	309			953	Ongoing
Minor Capital Projects and Acquisitions	309			3,543	Ongoing

Sub-total Gold Coast				4,496

Mackay
Health Technology Equipment	312			2,412	Ongoing
Minor Capital Projects and Acquisitions	312			1,489	Ongoing
Bowen Emergency Department	312	1,651	1,486	165
Clermont Montcler Monash Lodge	312	2,000		2,000
Proserpine Emergency Department Expansion	312	1,849	1,387	462
Proserpine Simulation Laboratory	312	100	75	25
Water Treatment	312	2,000	1,200	800

Sub-total Mackay				7,353

Metro North
Health Technology Equipment	302			20,777	Ongoing
Minor Capital Projects and Acquisitions	302			14,364	Ongoing
Additional Acute bed capacity at Redcliffe Hospital	313	8,136	1,048	7,036	52
Information Communication Technology	302	45,091	26,415	18,676
Nundah Step Up/Step Down	302	5,023	1,696	3,327
Royal Brisbane and Women’s Hospital (RBWH) Nuclear Medicine Hot-Laboratory Expansion	305	6,110	649	5,279	182
Ashworth House Nursing Home Refurbishment	302	2,165	1,631	534

Sub-total Metro North				69,993

Metro South
Health Technology Equipment	303			16,809	Ongoing

106

Capital Statement 2017-18

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Minor Capital Projects and Acquisitions	303			11,086	Ongoing
Capital Projects	305			3,120	Ongoing
Inala Indigenous Southern Queensland Centre of Excellence Stage 2	310	10,233	8,982	1,251
Wynnum Manly Community Health Centre, Gundu Pa	301	13,602	10,332	3,270

Sub-total Metro South				35,536

North West
Health Technology Equipment	315			685	Ongoing
Minor Capital Projects and Acquisitions	315			869	Ongoing

Sub-total North West				1,554

South West
Health Technology Equipment	315			496	Ongoing
Minor Capital Projects and Acquisitions	315			882	Ongoing
Charleville Hospital Staff Accommodation Replacement	315	400	160	240
Cunnumulla Hospital Building Linkway	315	550	450	100

Sub-total South West				1,718

Sunshine Coast
Health Technology Equipment	316			6,670	Ongoing
Minor Capital Projects and Acquisitions	316			2,969	Ongoing
Sunshine Coast University Hospital Group 4 ICT Projects	316	29,850	18,236	5,311	6,303

Sub-total Sunshine Coast				14,950

Torres and Cape
Health Technology Equipment	315			1,167	Ongoing

107

Capital Statement 2017-18

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Minor Capital Projects and Acquisitions	315			1,434	Ongoing

Sub-total Torres and Cape				2,601

Townsville
Health Technology Equipment	318			6,777	Ongoing
Minor Capital Projects and Acquisitions	318			4,763	Ongoing

Sub-total Townsville				11,540

West Moreton
Health Technology Equipment	310			2,860	Ongoing
Minor Capital Projects and Acquisitions	310			2,537	Ongoing

Sub-total West Moreton				5,397

Wide Bay
Health Technology Equipment	319			2,421	Ongoing
Minor Capital Projects and Acquisitions	319			2,124	Ongoing

Sub-total Wide Bay				4,545

Queensland Ambulance Service
Birtinya New Station	316	4,396	2,734	1,662
Bundaberg New Station	319	5,150	4,115	1,035
Cairns Station and Operations Centre Redevelopment	306	5,600		200	5,400
Coral Gardens Replacement Station	309	4,700	209	4,491
Drayton New Station	317	4,000		100	3,900
Hervey Bay New Station	319	3,500		100	3,400
Kenilworth Station	316	1,866	367	1,499
Kirwan Replacement Station	318	5,000		200	4,800
Minor Works	Various			6,433	Ongoing
Rockhampton Station and Operations Centre Redevelopment	308	5,000		500	4,500
Thursday Island Replacement Station and Relief Accommodation	315	2,814	260	2,554
Wynnum Replacement Station	301	4,600	50	4,550

108

Capital Statement 2017-18

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Strategic Land Acquisitions	Various			4,000	Ongoing
Ambulance Vehicles	Various			21,000	Ongoing
Information Systems Development	Various			4,922	Ongoing
Operational Equipment	Various			1,325	Ongoing

Sub-total Queensland Ambulance Service				54,571

Total Property, Plant and Equipment				904,162

COUNCIL OF THE QUEENSLAND INSTITUTE OF MEDICAL RESEARCH

Property, Plant and Equipment
Other scientific equipment	305			11,963	Ongoing

Total Property, Plant and Equipment				11,963

TOTAL QUEENSLAND HEALTH (PPE)				916,125

Notes:

1.	Total Estimated Cost may include both non-capital and capital components of project expenditure.
2.	The Lady Cilento Children’s Hospital opened in November 2014. The funding allocation for the 2017-18 financial year is for the defects liability period, finalisation of contracts, finalisation of Information and Communication Technology deferred works, and staff to support the phases of the project.
3.	Total Estimated Cost is subject to finalisation of the current tender process.
4.	Includes funding of $9 million internally reallocated by Queensland Health for the preparation of detailed business cases.
5.	The $1.872 billion includes the total Sunshine Coast Health Institute (SCHI) fit out capital cost. Those elements of the total SCHI fit-out capital cost that relate to the proposed (non-QH) SCHI tenants (University of Sunshine Coast, Sunshine Coast TAFE and future medical school provider) will be funded directly via capital contributions from those tenants.
6.	Amount is net of non capital component of project expenditure.

109

Capital Statement 2017-18

3.18	QUEENSLAND POLICE SERVICE

Most new and ongoing capital initiatives to support the operational capability of the Queensland Police Service are provided by the Public Safety Business Agency. This includes police accommodation facilities, motor vehicles, vessels and information technology.

The Queensland Police Service continues to be responsible for delivering operational equipment to maintain quality frontline services. In 2017-18, the Queensland Police Service will invest $24.1 million in capital purchases.

Program Highlights (Property, Plant and Equipment)

•	$602,000 for operational equipment and vehicles to improve counter-terrorism capability and capacity.

•	$4 million for Camera Detected Offence Program equipment.

•	$19.4 million for other property, plant and equipment including the replacement of operational assets.

Queensland Police Service
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
QUEENSLAND POLICE SERVICE

Property, Plant and Equipment
Improving Counter-Terrorism Capability and Capacity	Various	788	186	602
Camera Detected Offence Program	Various			3,680	Ongoing
Other plant and equipment	Various			19,423	Ongoing

Total Property, Plant and Equipment				23,705

TOTAL QUEENSLAND POLICE SERVICE (PPE)				23,705

110

Capital Statement 2017-18

3.19	QUEENSLAND TREASURY

Queensland Treasury

Queensland Treasury’s capital purchases for 2017-18 will be $13.8 million. Total capital grants for the department is $147.6 million.

Program Highlights (Property, Plant and Equipment)

•	$504,000 in capital expenditure to improve compliance, client interaction and service delivery. This will prepare the Office of State Revenue to deliver the planned Transformation Program to implement improved revenue management services into the future.

•	$11.7 million in capital expenditure to implement the Office of State Revenue Transformation Program. This will enable the delivery of an upgraded ICT platform and support improved revenue management services into the future.

•	$1.6 million for ongoing asset replacement primarily in the Office of Industrial Relations.

Program Highlights (Capital Grants)

•	$147.6 million for the Queensland First Home Owners’ Grant to assist first home buyers to enter the housing market.

Queensland Racing Integrity Commission

Queensland Racing Integrity Commission’s capital purchases for 2017-18 will be $2.3 million.

Program Highlights (Property, Plant and Equipment)

•	$2.3 million in capital works for the Racing Science Centre as part of the Queensland Racing Integrity Commission’s Compliance Enforcement Framework. This will enable the upgrade of core drug testing technology and support investment in new technology to provide high quality testing services.

111

Capital Statement 2017-18

Queensland Treasury
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
QUEENSLAND TREASURY

Property, Plant and Equipment
Secure the integrity of the state revenue base and improve services into the future	305	6,053	5,422	504	127
Office of State Revenue Transformation Program	305	17,739		11,699	6,040
Asset replacement	305			1,552	Ongoing

Total Property, Plant and Equipment				13,755

Capital Grants
Queensland First Home Owners’ Grant	Various			147,601	Ongoing

Total Capital Grants				147,601

QUEENSLAND RACING INTEGRITY COMMISSION

Property, Plant and Equipment
Compliance Enforcement Framework for Queensland Racing Integrity Commission	305	5,909		2,283	3,626

Total Property, Plant and Equipment				2,283

TOTAL QUEENSLAND TREASURY (PPE)				16,038

TOTAL QUEENSLAND TREASURY (CG)				147,601

112

Capital Statement 2017-18

3.20	SCIENCE, INFORMATION TECHNOLOGY AND INNOVATION

In 2017-18 total capital outlays amount to $24.8 million including capital purchases of $22.3 million and capital grants of $2.5 million for the Science, Information Technology and Innovation portfolio including its statutory body, commercialised business unit and shared service provider.

Department of Science, Information Technology and Innovation

The Department of Science, Information Technology and Innovation invests in and maintains the State’s scientific research facilities and equipment. The department provides reliable information systems, technologies and infrastructure to support service delivery across government and to the community.

Program Highlights (Property, Plant and Equipment)

•	$4 million for mainframe replacement for CITEC ICT.

•	$3.3 million for hardware replacement in CITEC.

•	$3.1 million for ongoing replacement of departmental assets including essential scientific equipment.

•	$2.9 million for activities relating to the first phase of the Science ICT Remediation and Renewal Program.

•	$2.2 million for consolidation and upgrade of finance and human resource systems managed by Queensland Shared Services.

•	$2.1 million for critical software enhancements relating to CITEC Information Brokerage.

•	$2.1 million for optimisation projects and initiatives by Queensland Shared Services.

•	$1.9 million to the Library Board of Queensland for the purchase of heritage and infrastructure collections, intangible assets in the form of digital collections, as well as replacement of information technology and micrographic equipment.

Program Highlights (Capital Grants)

•	$2 million to the Australian Institute of Tropical Health and Medicine to support the establishment of the institute and strengthen Queensland’s readiness to combat biosecurity risks.

113

Capital Statement 2017-18

Science, Information Technology and Innovation
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
DEPARTMENT OF SCIENCE, INFORMATION TECHNOLOGY AND INNOVATION

Property, Plant and Equipment
Asset Replacement	305			3,126	Ongoing
Science ICT Remediation and Renewal Program	305	2,880		2,880
Content Delivery System	305	1,225	658	567

Total Property, Plant and Equipment				6,573

Capital Grants
Australian Institute of Tropical Health and Medicine	Various	34,320	32,320	2,000
Engineering laboratories in Cairns	306	1,000	520	451	29

Total Capital Grants				2,451

LIBRARY BOARD OF QUEENSLAND

Property, Plant and Equipment
Asset Replacement Program	305			783	Ongoing
Heritage Collection Additions	305			336	Ongoing
Information Collection Additions	305			349	Ongoing
Digital Collection Additions	305			466	Ongoing

Total Property, Plant and Equipment				1,934

CITEC

Property, Plant and Equipment
Mainframe Replacement - ICT	305	4,000		4,000
Hardware Replacement - ICT	305			2,500	Ongoing
Software Enhancements - Information Brokerage	305			2,055	Ongoing
Hardware Replacement - Information Brokerage	305			800	Ongoing

Total Property, Plant and Equipment				9,355

114

Capital Statement 2017-18

Science, Information Technology and Innovation
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000

QUEENSLAND SHARED SERVICES

Property, Plant and Equipment
Optimisation projects and initiatives	305			2,102	Ongoing
Asset Replacement	305			200	Ongoing
System consolidation and upgrades	305	13,358	11,185	2,173

Total Property, Plant and Equipment				4,475

TOTAL SCIENCE, INFORMATION TECHNOLOGY AND INNOVATION (PPE)				22,337

TOTAL SCIENCE, INFORMATION TECHNOLOGY AND INNOVATION (CG)				2,451

115

Capital Statement 2017-18

3.21	STATE DEVELOPMENT

Department of State Development

In 2017-18, the Department of State Development has capital purchases of $47.6 million and capital grants of $139.9 million to support economic development in Queensland.

Program Highlights (Property, Plant and Equipment)

•	$46 million for the development of the North Queensland Stadium.

Program Highlights (Capital Grants)

•	$111.3 million for the Building our Regions program to fund critical infrastructure in regional areas.

•	$28.6 million for the Royalties for the Regions program to support regional communities.

State Development
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
DEPARTMENT OF STATE DEVELOPMENT

Property, Plant and Equipment
Grants Management System	Various	550	165	385
Gladstone State Development Area (formerly Targinnie Precinct, Gladstone)	308	67,868	62,398	675	4,795
Stanwell Gladstone Infrastructure Corridor State Development Area	308	6,749	5,742	450	557
North Queensland Stadium	318	249,427	3,000	46,000	200,427
Other Plant and Equipment	Various			100	Ongoing

Total Property, Plant and Equipment				47,610

Capital Grants
Building our Regions	Various	215,406	40,951	111,263	63,192
Royalties for the Regions	Various	89,545	38,597	28,588	22,360

Total Capital Grants				139,851

TOTAL STATE DEVELOPMENT (PPE)				47,610

TOTAL STATE DEVELOPMENT (CG)				139,851

116

Capital Statement 2017-18

3.22	TOURISM, MAJOR EVENTS, SMALL BUSINESS AND THE COMMONWEALTH GAMES

Total capital purchases for the Department of Tourism, Major Events, Small Business and the Commonwealth Games in 2017-18 is $935,000 with $18.8 million in capital grants.

Program Highlights (Property, Plant and Equipment)

The property, plant and equipment in the Department of Tourism, Major Events, Small Business and the Commonwealth Games in 2017-18 is $935,000 for the construction of Gold Coast 2018 Commonwealth Games venues and office equipment replacement.

•	$519,000 is allocated to the Queensland State Velodrome for track cycling.

•	$404,000 is allocated to the Carrara Stadium upgrades for athletics.

Program Highlights (Capital Grants)

The capital grants in the Department of Tourism, Major Events, Small Business and the Commonwealth Games in 2017-18 are $18.8 million for the construction of Gold Coast 2018 Commonwealth Games venues and Tourism developments in Mackay and Townsville.

•	$6.9 million is allocated as grants to the Carrara Precinct including Carrara Indoor Stadium, Carrara Southern Precinct and Gold Coast Sports and Leisure Centre for wrestling and badminton facilities.

•	$1.7 million is allocated as grants to the Belmont Shooting Centre for clay target, full bore, pistol and small bore shooting.

•	$1.5 million is allocated as grants to the Coomera Indoor Sports Centre for gymnastics and netball facilities.

•	$1.3 million is allocated as grants for the Mackay Tourism Visitor Information Centre.

•	$1.3 million is allocated as grants to the Village Roadshow Sound Stage 9 for squash, table tennis and boxing facilities.

•	$1.2 million is allocated as grants for the Gold Coast Hockey Centre.

•	$590,000 is allocated as grants for the Nerang Mountain Bike Trails.

•	$541,000 is allocated as grants for the Mt Inkerman Nature Tourism Development.

117

Capital Statement 2017-18

Tourism, Major Events, Small Business and the Commonwealth Games[1]
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
DEPARTMENT OF TOURISM, MAJOR EVENTS, SMALL BUSINESS AND THE COMMONWEALTH GAMES

Property, Plant and Equipment
Queensland State Velodrome	301	59,984	59,465	519
Carrara Stadium	309	5,579	5,175	404
Other PPE - Office Equipment	305	90	30	12	48

Total Property, Plant and Equipment				935

Capital Grants
Carrara Precinct	309	119,165	112,242	6,923
Belmont Shooting Centre	301	16,965	15,238	1,727
Coomera Indoor Sports Centre	309	40,164	38,644	1,520
Mackay Tourism Visitor Centre	312	1,300		1,300
Village Roadshow Sound Stage 9	309	11,000	9,750	1,250
Gold Coast Hockey Centre	309	16,473	15,309	1,164
Nerang Mountain Bike Trails	309	3,041	2,451	590
Mt Inkerman Nature Tourism Development	318	541		541
Gold Coast Aquatic Centre	309	41,391	41,200	191
Other Games Projects	309	10,516	6,943	3,573

Total Capital Grants				18,779

TOTAL TOURISM, MAJOR EVENTS, SMALL BUSINESS AND THE COMMONWEALTH GAMES (PPE)				935

TOTAL TOURISM, MAJOR EVENTS, SMALL BUSINESS AND THE COMMONWEALTH GAMES (CG)				18,779

Note:

1.	In accordance with the Venue Infrastructure Governance Framework, the Department of State Development has project and budget accountability and responsibility for Gold Coast 2018 Commonwealth Games venue delivery.

118

Capital Statement 2017-18

3.23	TRANSPORT AND MAIN ROADS

In 2017-18, total capital purchases for the Transport and Main Roads portfolio are $3.885 billion, including capital grants of $237.4 million. The portfolio includes the Department of Transport and Main Roads, Queensland Rail, Far North Queensland Ports Corporation Limited, Gladstone Ports Corporation Limited, North Queensland Bulk Ports Corporation Limited, Port of Townsville Limited, RoadTek and the Gold Coast Waterways Authority.

Department of Transport and Main Roads

In 2017-18, capital purchases total $3.042 billion towards critical infrastructure investment across the state. The Queensland Government is committed to delivering an integrated, safe and efficient transport system that connects regional Queenslanders and other communities throughout the state.

Program Highlights (Property, Plant and Equipment)

•	$252.5 million towards the Toowoomba Second Range Crossing project, a bypass route to the north of Toowoomba, approximately 41km in length, running from the Warrego Highway at Helidon to the Gore Highway at Athol, via Charlton, at a total cost of $1.606 billion, in partnership with the Australian Government.

•	$236.3 million towards widening the Gateway Motorway North to six lanes, south of Nudgee, at a total cost of $1.143 billion, in partnership with the Australian Government.

•	$233.5 million to deliver the light rail system from Parkland Drive to Helensvale Rail Station, Gold Coast Light Rail (Stage 2), at a total cost of $420 million, in partnership with the Australian Government and Gold Coast City Council.

•	$120 million to duplicate the Bruce Highway from four to six lanes, Caloundra Road to the Sunshine Motorway, at a total estimated cost of $929.3 million, in partnership with the Australian Government.

•	$105 million to undertake restoration works in response to the impacts of cyclone Debbie on the Queensland transport infrastructure, at a total cost of $450 million, in partnership with the Australian Government.

•	$70 million to construct Mackay Ring Road (Stage 1), at a total estimated cost of $497.8 million, in partnership with the Australian Government.

•	$407 million to continue delivery of 75 new six car sets, and services over a 32-year period for the New Generation Rollingstock to meet the growing demand for rail services in South East Queensland.

119

Capital Statement 2017-18

•	$44.4 million to duplicate from two to four lanes, a section of the Warrego Highway, Charlton to Kingsthorpe, at a total cost of $160 million, in partnership with the Australian Government.

•	$40 million to widen the Bruce Highway (Cooroy to Curra) to four lanes between Traveston Road and Keefton Road, Gympie (Section C), at a total cost of $384.2 million, in partnership with the Australian Government.

•	$39.7 million to complete upgrading of various Gold Coast roads in preparation for the Commonwealth Games, at a total cost of $160.7 million.

•	$36.4 million to realign the Peak Downs Highway at Eton Range, at a total cost of $189.2 million, in partnership with the Australian Government.

•	$36 million to construct additional lanes at Oxley Road-Suscatand Street, Ipswich Motorway, Rocklea to Darra (Stage 1), at a total cost of $400 million, in partnership with the Australian Government.

•	$18.6 million to construct additional lanes on the Pacific Motorway between Mudgeeraba and Varsity Lakes, in partnership with the Australian Government.

•	$18.3 million to widen Warrego Highway to four lanes at Dalby eastern access, at a total cost of $56 million, in partnership with the Australian Government.

•	$16.8 million to replace timber bridges at various locations on the Dawson Highway, at a total cost of $40 million.

•	$16.3 million to replace the bridge and approaches for flood immunity at Cape River on the Gregory Developmental Road, at a total cost of $34.6 million.

•	$16 million to seal sections of the Kennedy Developmental Road between Hughenden and The Lynd (Hann Highway), at a total cost of $50 million, in partnership with the Australian Government.

•	$10 million to upgrade the Pacific Motorway/ Gateway Motorway Merge, in partnership with the Australian Government.

Program Highlights (Capital Grants)

•	$70 million of infrastructure development grants to local governments, including Aboriginal and Torres Strait Islander community assistance.

•	$21.4 million towards development of cycle network throughout Queensland.

•	$16.6 million for the Queensland School Bus Upgrade Scheme providing funding to eligible school bus operators to assist with the purchase of new buses or buses that are less than five years old.

120

Capital Statement 2017-18

Gold Coast Waterways Authority

In 2017-18 Gold Coast Waterways Authority has allocated $8.3 million to improve management of, and provide better access to, the Gold Coast waterways, canals and rivers.

Program Highlights (Property, Plant and Equipment)

•	$5.5 million to improve access and safety by dredging navigation channels, and to improve accessibility and quality of waterways information.

•	$630,000 to provide boating infrastructure such as boat ramps, pontoons and to implement the Surfers Riverside Masterplan.

Queensland Rail Limited

In 2017-18, $671.6 million is allocated towards capital purchases for Queensland Rail.

Program Highlights (Property, Plant and Equipment)

$212 million is provided towards projects that will grow or enhance the Queensland Rail Network including:

•	$36 million to revitalise and modernise Brisbane’s Central Station to greatly improve the customer experience and cater for future growth.

•	$29.7 million for implementation of European Train Control System Level 2 in the Brisbane Inner City Network.

•	$24.5 million to continue track and tunnel upgrades between Brisbane and Toowoomba to cater for growing demand.

•	$23.5 million to continue the duplication of the Gold Coast Line between Coomera and Helensvale.

•	$18.3 million towards upgrades at Alderley, Morayfield, Newmarket, Graceville, Dinmore, Strathpine and Boondall Stations.

•	$16.9 million to upgrade the capacity of the North Coast Rail Line to increase productivity and efficiency of freight transport.

•	$40.1 million to continue investment required to support the delivery of the New Generation Rollingstock into service.

$459.7 million replacement, renewal and upgrade of rail infrastructure, rollingstock, buildings and other supporting assets including:

•	$295.2 million for network investment including track infrastructure, civil structures, signalling and other network assets.

121

Capital Statement 2017-18

•	$88.3 million for rail operations investment including Rollingstock overhauls, operational facilities and other rail operations assets.

•	$76.2 million for business enabling investment on corporate, property and ICT works across Queensland.

Far North Queensland Ports Corporation Limited

In 2017-18, Far North Queensland Ports Corporation Limited has allocated $7.1 million towards new and continuing development within its ports in Far North Queensland.

Program Highlights (Property, Plant and Equipment)

•	$3.8 million to continue the development of the Tingira Street Precinct in Cairns, at a total cost of $21.3 million.

Gladstone Ports Corporation Limited

In 2017-18, Gladstone Ports Corporation Limited has allocated $98.3 million towards ongoing development of the Port of Gladstone, and additional works at the Port of Bundaberg and the Port of Rockhampton.

Program Highlights (Property, Plant and Equipment)

•	$49.7 million towards continuing upgrades at the RG Tanna Coal Terminal at the Port of Gladstone, at a total cost of $226 million.

•	$7 million for projects relating to Barney Point including Mooring Upgrade and Conveyor Overpass and other projects, at a total cost of $14.3 million.

•	$5.6 million for the Fisherman’s Landing projects relating to preventative works and drainage, at a total cost of $33.4 million.

North Queensland Bulk Ports Corporation Limited

In 2017-18, North Queensland Bulk Ports Corporation has allocated $24.7 million to continue port planning and development initiatives to meet industry requirements for export coal facilities.

Program Highlights (Property, Plant and Equipment)

•	$7 million to renew Wharf 4 and 5 Fender at the Port of Mackay to support trade growth, at a total cost of $9.5 million.

•	$2.9 million to establish a long life Module Offloading Facility along with supporting infrastructure at Abbott Point Port to facilitate ongoing operational users, at a total cost of $14.5 million.

•	$1.1 million to purchase residential properties at Hay Point that will become buffer land in the future between Coal Terminal and the community, at a total cost of $8.6 million.

122

Capital Statement 2017-18

Port of Townsville Limited

In 2017-18, Port of Townsville Limited has allocated $23.4 million towards ongoing development at the Port of Townsville and additional works at the Port of Lucinda.

Program Highlights (Property, Plant and Equipment)

•	$14.4 million for the redevelopment of the Berth 4 facility at the Port of Townsville including alignment with adjacent berth and deck surface works, at a total cost of $37.3 million.

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
DEPARTMENT OF TRANSPORT AND MAIN ROADS

Property, Plant and Equipment
Central West District
Clermont - Alpha Road, pave and[1] seal	315	8,710	140	1,970	6,600
Diamantina Developmental Road[1] (Boulia - Dajarra), pavement rehabilitation and widening	315	5,030	100	2,130	2,800
Diamantina Developmental Road (Windorah - Bedourie), pave and seal	315	2,750		1,822	928
Landsborough Highway (Blackall -[2,3] Barcaldine), Barcaldine, widening	315	12,500	5,875	5,625	1,000
Muttaburra-Aramac Road, pavement rehabilitation	315	3,581	896	2,685
Other construction	315	25,044		25,044

Sub-total Central West District				39,276

Darling Downs District Chinchilla Rail Crossing Upgrade[4]	307	16,000	1,171	8,775	6,054

123

Capital Statement 2017-18

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Cunningham Highway (Warwick - Inglewood), wide centre line treatment	307	2,303		2,303
Drillham - Jackson Widening[4] Upgrade	307	11,000	808	3,915	6,277
Miles Western Access Upgrade[4]	307	24,000	1,224	1,164	21,612
New England Highway (Yarraman - Toowoomba), overtaking lanes	307	7,000	2,278	4,722
New England Highway Upgrade[2] Program, safety works within Southern Downs	307	11,625	1,016	7,109	3,500
Toowoomba Second Range[5] Crossing	307	1,606,250	411,503	252,463	942,284
Warrego Highway (Dalby - Miles),[4] Overtaking Lanes	307	35,000	2,037	25,893	7,070
Warrego Highway, Charlton -[4] Kingsthorpe, duplication	307	160,000	23,216	44,378	92,406
Warrego Highway, Dalby Eastern[4] Access Upgrade	307	56,000	7,920	18,252	29,828
Warrego Highway, Dalby Western[4] Access Upgrade (Stage 1)	307	59,000	8,832	17,539	32,629
Warrego Highway, Oakey - Dalby,[4] overtaking lanes	307	44,000	23,922	8,902	11,176
Warrego Highway, Oakey - Miles,[4] safety upgrade	307	40,000	6,630	11,966	21,404
Other construction	307	22,797		22,797

Sub-total Darling Downs District				430,178

Far North District
Bruce Highway (Innisfail - Cairns), formation widening	306	31,782	19,273	7,535	4,974
Burke Developmental Road[1] (Normanton - Dimbulah), pavement widening	306	7,460	390	4,000	3,070
Cairns Southern Access Corridor (Stage 2), widen to six lanes	306	58,000	18,973	9,172	29,855
Cape York Region Package,[6] miscellaneous works	Various	140,014	97,216	3,845	38,953
Kennedy Highway (Cairns - Mareeba), Kuranda Range Run-Off Road, widen pavement	306	3,004	100	2,500	404

124

Capital Statement 2017-18

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Peninsula Developmental Road[6] (Coen - Weipa), Archer River, pave and seal	315	20,000	12,133	7,391	476
Peninsula Developmental Road[6] (Coen - Weipa), Rio Tinto Boundary, pave and seal	315	12,100	1,438	9,851	811
Peninsula Developmental Road[6] (Laura - Coen), Coen South, pave and seal	315	22,925	17,552	4,944	429
Peninsula Developmental Road[6] (Laura - Coen), Racecourse to Little Laura Upgrade Stage 2, pave and seal	315	10,698	1,307	8,655	736
Peninsula Developmental Road[6] (Laura - Coen), Stage 2, South of Duck Holes Creek, pave and seal	315	6,300	543	4,557	1,200
Other construction	306	39,687		39,687

Sub-total Far North District				102,137

Fitzroy District
Banksia Road, Stanage Bay, boat ramp upgrade	308	1,850	122	1,728
Bruce Highway (Benaraby - Rockhampton), Bajool, widening	308	16,950	9,338	7,612
Bruce Highway (Rockhampton - St Lawrence), Rockhampton Northern Access Upgrade, Stage 1	308	121,000	6,400	10,900	103,700
Capricorn Highway duplication[7] (Rockhampton - Gracemere)	308	74,990		5,000	69,990
Dawson Highway, Timber Bridge[8] Replacement Package	308	40,000	7,194	16,806	16,000
Gregory Highway (Emerald - Clermont), Productivity Enhancement Works	308	5,920	2,979	2,941
Gregory Highway, (Emerald - Clermont) Retreat Creek, Theresa Creek and Chirnside North of Emerald, replace existing culverts	308	4,142	803	3,339

125

Capital Statement 2017-18

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Rockhampton Road Train Access[1,8] (Stage 1)	308	30,000	4,000	9,000	17,000
Other construction	308	42,566		42,566

Sub-total Fitzroy District				99,892

Mackay Whitsunday District
Bruce Highway, Sandy Gully Bridge Upgrade	312	57,500	15,310	13,119	29,071
Carpet Snake Point boat ramp construction	312	2,300	363	1,937
Mackay Ring Road, construct new two lane road	312	497,810	50,426	70,000	377,384
Mackay River Street, Boat Ramp, construction	312	1,500	300	1,200
Mackay-Slade Point Road, Vines[3] Creek Bridges Replacement	312	28,000	5,333	6,807	15,860
Peak Downs Highway (Nebo - Mackay), Timber Bridge Replacements	312	70,000	21,021	10,189	38,790
Peak Downs Highway, Eton Range Realignment	312	189,200	53,031	36,388	99,781
Other construction	312	20,360		20,360

Sub-total Mackay Whitsunday District				160,000

Metropolitan District
Cannon Hill Park and Ride Upgrade	303	2,000		250	1,750
Cleveland-Redland Bay Road (Redland Bay) and Giles Road Intersection, improve and signalise	301	2,988	197	2,491	300
Ernie’s Roundabout Bus Driver Facilities	305	3,322	230	3,092
Ferny Grove Station Precinct Transit Oriented Development	302	9,000		1,200	7,800
Gateway Motorway North, south of Nudgee, permanent speed enforcement and heavy vehicle stopping lane	302	4,474	167	3,368	939
Gateway Motorway North, upgrade to six lanes	302	1,142,727	532,287	236,345	374,095

126

Capital Statement 2017-18

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Ipswich Motorway, Rocklea to8 Darra (Stage 1), upgrade	310	400,000	25,401	36,000	338,599
Mains Road Park and Ride Upgrade	303	7,210		3,605	3,605
Mount Cotton Road (Sheldon), wide centre line treatment	301	4,633	460	2,965	1,208
Mount Cotton Road, (Mount Cotton), Woodlands Drive - Mount View Road, centreline drainage and widening works	301	2,968	503	2,165	300
New Generation Rollingstock[5]	310	4,155,705	352,679	406,965	3,396,061
North Brisbane Bikeway, Stage 2 and 3, Somerset Street to Price Street, design and construct cycle facilities	303	13,180	3,176	1,675	8,329
Queensport Road - Murrarie Road (Murrarie), Park and Ride facility expansion	301	3,000	225	1,775	1,000
Redland Bay Road (Sheldon), pavement widening	301	4,152	378	2,993	781
Veloway 1, Pacific Motorway Cycleway (Stage D)	303	23,721	13,055	3,739	6,927
Other construction	305	18,960		18,960

Sub-total Metropolitan District				727,588

North Coast District
Beerburrum Road and Pumicestone Road, signals	313	2,330	200	1,700	430
Brisbane - Woodford Road, intersection upgrade	314	3,000	175	1,775	1,050
Bruce Highway (Brisbane - Gympie), Boundary Road Interchange	314	100,375	54,555	10,000	35,820
Bruce Highway safety barrier installation	Various	79,790	10,860	34,540	34,390
Bruce Highway, Caloundra Road to Sunshine Motorway	316	929,250	79,968	120,000	729,282
D’Aguilar Highway (Caboolture - Kilcoy), Chambers Road to Peterson Road, overtaking lane and intersection upgrades	313	4,700	309	3,700	691

127

Capital Statement 2017-18

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Eumundi - Kenilworth Road, pavement rehabilitation	316	2,100	40	2,060
Forest Hill - Fernvale Road, pavement rehabilitation	310	2,100	30	2,070
Kawana Way (Sunshine Motorway[8] - Nicklin Way), Sunshine Coast University Hospital, roundabout upgrades	316	22,000	16,316	5,242	442
Redcliffe Road (Anzac Avenue) resurfacing between Gynther and Klinger Roads	313	3,000		3,000
Warrego Highway (Ipswich - Toowoomba), Tallegalla Road and Lowood - Minden Road, intersection improvements	310	10,000	1,853	5,147	3,000
Other construction	316	46,900		46,900

Sub-total North Coast District				236,134

Northern District
Bruce Highway (Bowen - Ayr), Burdekin River Bridge, rehabilitation	318	43,750	38,733	2,900	2,117
Bruce Highway (Townsville - Ingham), Cattle Creek and Frances Creek, upgrade	318	118,900	21,821	42,800	54,279
Bruce Highway (Townsville - Ingham), Deep Creek - Bluewater Creek, pavement widening	318	7,500	400	7,100
Flinders Highway, Townsville to7 Charters Towers, pavement strengthening and rehabilitation	318	17,000	1,045	4,969	10,986
Garbutt - Upper Ross Road,[8] Riverway Drive, duplication	318	35,000	5,743	14,291	14,966
Gregory Developmental Road, Cape River Bridge Replacement	318	34,600	2,325	16,275	16,000
Gregory Developmental Road, Charters Towers to The Lynd, widening	318	42,280	4,406	10,000	27,874

128

Capital Statement 2017-18

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
South Townsville Road Abbot Street and Oonoonba Road Intersection, installation of traffic signals	318	2,353	268	2,085
Other construction	318	41,958		41,958

Sub-total Northern District				142,378

North West District
Barkly Highway (Cloncurry - Mount Isa), Mount Isa City Centre, Pedestrian Intersection, improvements	315	1,843	125	1,718
Cloncurry - Dajarra Road, sealing[1]	315	3,220		1,610	1,610
Flinders Highway (Charters[7] Towers - Hughenden), culvert upgrades	315	15,250	1,250	7,750	6,250
Flinders Highway (Hughenden -[7] Richmond), culvert upgrades	315	9,750	750	5,500	3,500
Flinders Highway, various locations (Richmond Shire Council), asphalt resurfacing	315	4,402	2,402	2,000
Kennedy Developmental Road[7] (Hann Highway), The Lynd - Hughenden, sealing	315	50,000	4,000	16,000	30,000
Other construction	315	22,390		22,390

Sub-total North West District				56,968

South West District
Carnarvon Highway, St George - Surat Road, pavement widening	307	16,500	1,527	6,321	8,652
Carnarvon Highway, Injune-Rolleston Road, pavement widening	307	12,040	1,500	4,620	5,920
Hungerford Road, Box Culvert, replacement of five structures	315	1,100	100	1,000
Other construction	307	22,119		22,119

Sub-total South West District				34,060

South Coast District
Beaudesert - Beenleigh Road, installation of safety treatments	311	5,880	170	2,000	3,710
Beaudesert Town Centre Bypass	311	26,000	19,000	7,000

129

Capital Statement 2017-18

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Cunningham Highway (Ipswich -[2] Warwick), Warrill View, pavement rehabilitation	310	12,500	8,500	4,000
Gold Coast Light Rail (Stage 2)[5]	309	420,000	104,246	233,542	82,212
Labrador-Carrara Road,[9] Crestwood Drive to Nerang Southport Road, widen to 6 lanes	309	22,500	12,348	10,152
Nerang - Broadbeach Road[9] (Carrara) Gooding Drive Intersection Upgrade	309	11,701	5,075	6,626
Oxenford - Coomera Gorge Road and Guanaba Creek Road, realignment	309	4,416	647	3,069	700
Pacific Motorway (Rochedale[8,10] South), Miles Platting Road to Rochedale Road (Gateway Merge)	303	170,000	3,300	10,000	156,700
Pacific Motorway (Mudgeeraba -[11] Varsity Lakes) extra lanes	309	180,000	6,467	18,638	154,895
Southport-Burleigh Road, Vespa[9] Crescent to Nerang River Bridge, widen to six lanes	309	49,000	34,099	14,901
V1 Cycleway (Springwood), Logan Road - Paradise Road	311	4,100	500	3,600
Waterford - Tamborine Road (Logan Village) Upgrade between Anzac Avenue to Hotz Road	311	39,500	4,500	18,000	17,000
Widening of the Mount Lindesay Highway between Browns Plains and Beaudesert	311	20,000		4,000	16,000
Other construction	309	23,693		23,693

Sub-total South Coast District				359,221

Wide Bay Burnett District
Bruce Highway (Gympie - Maryborough), North of Pineapple Farm - South of Old Gympie Road, widening for wide centre line treatments	319	8,560	2,864	3,324	2,372

130

Capital Statement 2017-18

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Bruce Highway (Gympie - Maryborough), Pineapple Hill, construct southbound overtaking lanes	319	9,800	2,790	4,674	2,336
Bruce Highway (Maryborough - Gin Gin), Hebbards Road - North South Road, Apple Tree Creek, widening and rehabilitation	319	14,909	626	12,200	2,083
Bruce Highway, (Gin Gin - Benaraby) North of Monduran Dam Road (Carman Road - Langbeckers Nurseries), widen and overlay	319	4,800	484	3,916	400
Bruce Highway, Cooroy to Curra (Section C), upgrade	319	384,241	163,395	40,000	180,846
Bruce Highway, Tinana Interchange Upgrade	319	38,000	20,099	8,000	9,901
Burnett Highway (Goomeri - Gayndah), pavement rehabilitation	319	2,164	80	1,780	304
Dickabram Rail, Road Bridge, rehabilitation	319	8,000	500	2,500	5,000
Maryborough - Hervey Bay Road and Urraween Road Intersection, signalisation	319	12,500	5,042	6,045	1,413
Pialba-Burrum Heads Road and Scrub Hill Road and Wide Bay Drive, intersection signalisation	319	26,000	4,944	6,500	14,556
Other construction	319	46,628		46,628

Sub-total Wide Bay Burnett District				135,567

State Wide
Boating Infrastructure Minor[12] Works	Various			8,938	Ongoing
Maritime Safety Minor Works	Various			13,042	Ongoing
Natural Disaster Recovery and[13] Reconstruction Works	Various	400,000		105,000	295,000
Passenger Transport Facilities Program	Various			15,796	Ongoing

131

Capital Statement 2017-18

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Transport Corridor Acquisition Fund	Various			40,000	Ongoing
Other construction	Various	59,763		59,763

Sub-total State Wide				242,539

Other Property, Plant and Equipment
Corporate Buildings	Various			4,000	Ongoing
Information Technology	Various			22,402	Ongoing
Plant and Equipment	Various			11,887	Ongoing

Sub-total Other Property, Plant and Equipment				38,289

Total Property, Plant and Equipment				2,804,227

Capital Grants
Black Spot	Various			12,178	Ongoing
Bridges Renewal Program	Various	40,161	29,274	9,787	1,100
Cape York Region Package	Various	48,463	14,240	23,781	10,442
Cycle Program	Various			21,387	Ongoing
Passenger Transport Facilities Program	Various			8,692	Ongoing
Queensland School Bus Upgrade	Various			16,572	Ongoing
Regional Roads Infrastructure Package	Various	13,314	3,466	3,750	6,098
Royalties for the Regions	Various	19,541	12,594	4,105	2,842
Transport Infrastructure Development Scheme	Various			70,000	Ongoing
Transport and Tourism Connections	315	10,000		5,900	4,100
Other Capital Grants	Various	61,275		61,275

Total Capital Grants				237,427

GOLD COAST WATERWAYS AUTHORITY

Property, Plant and Equipment
Navigation Access and Safety	309	12,263	3,410	5,503	3,350
Boating Infrastructure Program	309	4,620	1,210	630	2,780
Plant, Equipment & Minor Works	309	6,455	1,910	2,125	2,420

Total Property, Plant and Equipment				8,258

132

Capital Statement 2017-18

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
ROADTEK

Property, Plant and Equipment
Hire Plant	Various			10,000	Ongoing

Total Property, Plant and Equipment				10,000

QUEENSLAND RAIL LIMITED

Property, Plant and Equipment
Growth
European Train Control System Level 2 - Inner City	305	634,381	15,248	29,654	589,479
New Generation Rollingstock - Power Distribution	Various	42,137	3,046	23,729	15,362
New Generation Rollingstock - Business Systems	305	36,144	31,980	4,164
New Generation Rollingstock Stabling Facilities	Various	115,931	115,731	200
Other New Generation Rollingstock - Operational Readiness Projects	Various	12,013		12,013
Central Station Renewal	305	44,300	7,017	20,637	16,646
Other Central Station Upgrades	305	23,962		15,353	8,609
Alderley and Newmarket Station Upgrades	305	29,589	24,933	4,656
Graceville and Dinmore Station Upgrades	Various	35,220	31,189	4,031
Morayfield Station Upgrade	313	15,000	705	3,350	10,945
Strathpine and Boondall Station Upgrades	Various	28,444	2,012	6,229	20,203
Other Station Upgrades	Various			17,804	Ongoing
Toowoomba Range Capacity and Clearance	317	34,481	5,142	24,466	4,873
Coomera to Helensvale Duplication	309	131,544	81,174	23,506	26,864
North Coast Line Capacity Improvement Project (Passing Loops)	Various	100,000	1,350	16,900	81,750
Other Projects[14]	Various			5,273	Ongoing

Sub-total Growth				211,965

133

Capital Statement 2017-18

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Network[15]
Below Rail Cost Optimisation	Various			28,871	Ongoing
Below Rail Operational[15] Performance	Various			266,338	Ongoing

Sub-total Network				295,209

Rail Operations
Above Rail Cost Optimisation[16]	Various			12,142	Ongoing
Above Rail Operational[16] Performance	Various			76,165	Ongoing

Sub-total Rail Operations				88,307

Business Enabling
ICT Program	Various			8,087	Ongoing
Safety Program	Various			9,857	Ongoing
Workforce Productivity Program	Various			4,348	Ongoing
Other Enabling Program	Various			53,872	Ongoing

Sub-total Business Enabling				76,164

Total Property, Plant and Equipment				671,645

FAR NORTH QUEENSLAND PORTS CORPORATION LIMITED

Property, Plant and Equipment
Foreshore Development	306	21,180	19,180	1,000	1,000
Site Decontamination	306	200		200
Cityport Commercial Allowance	306	4,808	3,988	300	520
Mourilyan Lease Acquisitions	306	250		250
Marina Reconfiguration & Expansion	306	3,870	1,170	100	2,600
Tingira Street Subdivision Development	306	21,290	3,140	3,750	14,400
Horn Island Cargo Wharf Access Road	315	1,700		300	1,400
Plant, Equipment and Minor Works	306			1,209	Ongoing

Total Property, Plant and Equipment				7,109

GLADSTONE PORTS CORPORATION LIMITED

Property, Plant and Equipment
RG Tanna Coal Terminal Projects
Process Control Systems, Stockpile Management and Upgrades	308	158,382	36,490	36,322	85,570

134

Capital Statement 2017-18

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
Conveyor Life Extension	308	50,825	8,920	10,155	31,750
Capacity Maximisation	308	16,800	5,648	3,252	7,900
Auckland Point Projects	308	33,800		3,000	30,800
Barney Point Projects	308	14,320	26	6,984	7,310
Port of Bundaberg Projects	319	3,400		3,400
Fisherman’s Landing Projects	308	33,400	3,191	5,609	24,600
Pontoon Piles Replacement	308	500		500
Marina Pilot Services Projects	308	7,270	3,077	3,173	1,020
Information Systems Projects	308	22,805	3,304	4,880	14,621
Port Services Projects	308	63,673	17,973	8,801	36,899
Port Alma Projects	308	3,722	519	2,703	500
Quarry Projects	308	4,375		1,225	3,150
South Trees Projects	308	7,200		1,800	5,400
Plant, Equipment and Minor Works	308	17,371	995	6,518	9,858

Total Property, Plant and Equipment				98,322

NORTH QUEENSLAND BULK PORTS CORPORATION LIMITED

Property, Plant and Equipment
Abbot Point Module Offloading Facility	312	14,534	8,358	2,851	3,325
Hay Point Multi Offload Facility	312	2,500	1,141	1,359
Louisa Creek Acquisition Program	312	8,616	1,252	1,052	6,312
Indigenous Land User Agreement	312	3,483	474	580	2,429
Mackay Port Development General	312	15,948	4,558	3,420	7,970
Abbot Point Port Development General	312	6,484	314	2,270	3,900
Hay Point Port Development General	312	3,931	401	1,710	1,820
Weipa Port Development General	315	350	50	120	180
Mackay Wharf 4 and 5 Fender Upgrade	312	9,516	2,500	7,016
Middle Breakwater Fuel Line Supports Replacement	312	2,786	300	686	1,800
Mackay Northern Access Road	312	1,500		1,500
Mackay Wharf 1 Deck Concrete Sealing	312	1,200	100	1,100
Mackay Water Network Enhancements	312	750	50	350	350
Business Improvement	312	2,295	708	657	930

Total Property, Plant and Equipment				24,671

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Capital Statement 2017-18

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-17 $‘000	Budget 2017-18 $‘000	Post 2017-18 $‘000
PORT OF TOWNSVILLE LIMITED

Property, Plant and Equipment
Berth 4 Upgrade	318	37,305	22,873	14,432
Berth 3 Paved Area Upgrade	318	682	282	250	150
Replacement of Pilot Vessel Petrel II	318	2,550	2,012	538
Port Management Information System	318	1,300	50	625	625
Berth 7 Earth Pier rock armour scour protection	318	500		500
Expanded Air Monitoring Network	318	1,006	300	235	471
Berth 3 bollards upgrade	318	300		300
Port Expansion Environmental Assessment	318	2,500	500	1,000	1,000
Dynamic Under Keel Clearance	318	2,200		200	2,000
Road Works Logistics Management Works	318	1,000		1,000
Security Upgrades	318	2,502		237	2,265
Harbour City Gateway	318	1,805	575	625	605
Plant, Equipment and Minor Works	318			3,464	Ongoing

Total Property, Plant and Equipment				23,406

TOTAL TRANSPORT AND MAIN ROADS (PPE)				3,647,638

TOTAL TRANSPORT AND MAIN ROADS (CG)				237,427

Notes:

1.	Part of the $76.1 million Northern Australia Beef Roads Programme.
2.	Part of the $61.6 million National Highway Upgrade Program.
3.	Part of the $144.6 million Accelerated Works Program.
4.	Part of the $635 million Warrego Highway Upgrade Package to upgrade the Warrego Highway between Toowoomba and Miles.
5.	This project is being delivered under a Public Private Partnership arrangement (PPP).
6.	Part of the $260.5 million Cape York Region Package.
7.	Part of the $279.7 million Northern Australian Roads Programme.
8.	Part of the State Infrastructure Fund Priority Economic Works and Productivity Program.
9.	Part of the $160.7 million Commonwealth Games Upgrade Package.

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10.	Indicative total project cost to be confirmed through the procurement process. Australian Government contribution capped at $115 million, with the Queensland Government to fund the balance. Queensland Government contribution includes $42 million from the State Infrastructure Fund - Priority Economic Works and Productivity Program.
11.	Indicative total project cost to be confirmed through the procurement process. Australian Government contribution capped at $110 million, with the Queensland Government to fund the balance. Queensland Government contribution includes $44 million from the State Infrastructure Fund.
12.	Represents the statewide allocation only, as part of the $23.4 million Recreational Boating Program.
13.	Represents capital works only. The additional $50 million was allocated to emergent works in response to the impacts of cyclone Debbie on the Queensland transport infrastructure.
14.	Projects other than European Train Control System, New Generation Rollingstock - Operational Readiness, Central and other station upgrades that will grow and enhance the Queensland Rail Network. They are mainly related to infrastructure, civil and signalling works.
15.	Below Rail includes track infrastructure.
16.	Above rail includes stations, platforms and rollingstock.

All Projects - Total estimated cost is inclusive of both non-capital and capital components of project expenditure.

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Capital Statement 2017-18

Appendices

Appendix A:	Entities included in capital outlays 2017-18

Aboriginal and Torres Strait Islander Partnerships

Department of Aboriginal and Torres Strait Islander Partnerships

Agriculture and Fisheries

Department of Agriculture and Fisheries

Queensland Agricultural Training Colleges

Communities, Child Safety and Disability Services

Department of Communities, Child Safety and Disability Services

Education and Training

Department of Education and Training

Queensland Curriculum and Assessment Authority

TAFE Queensland

Electoral Commission of Queensland

Energy and Water Supply

Department of Energy and Water Supply

CS Energy Limited

Stanwell Corporation Limited

Energy Queensland

Powerlink Queensland

SunWater Limited

Gladstone Area Water Board

Mount Isa Water Board

Seqwater

Environment and Heritage Protection

Department of Environment and Heritage Protection

138

Capital Statement 2017-18

Housing and Public Works

Department of Housing and Public Works

Queensland Building and Construction Commission

Residential Tenancies Authority

Infrastructure, Local Government and Planning

Department of Infrastructure, Local Government and Planning

Economic Development Queensland

South Bank Corporation

Queensland Reconstruction Authority

Cross River Rail Delivery Authority

Justice and Attorney-General

Department of Justice and Attorney-General

Public Trustee of Queensland

Legal Aid Queensland

Crime and Corruption Commission

Legislative Assembly of Queensland

National Parks, Sport and Racing

Department of National Parks, Sport and Racing

Stadiums Queensland

Natural Resources and Mines

Department of Natural Resources and Mines

Premier and Cabinet

Department of Premier and Cabinet

Queensland Museum

Queensland Art Gallery

Queensland Performing Arts Trust

Public Safety Business Agency

Queensland Fire and Emergency Services

Queensland Health

Queensland Health and Hospital and Health Services

Council of the Queensland Institute of Medical Research

Queensland Police Service

Queensland Police Service

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Capital Statement 2017-18

Queensland Treasury

Queensland Treasury

Queensland Racing Integrity Commission

Science, Information Technology and Innovation

Department of Science, Information Technology and Innovation

Library Board of Queensland

CITEC

Queensland Shared Services

State Development

Department of State Development

Tourism, Major Events, Small Business and the Commonwealth Games

Department of Tourism, Major Events, Small Business and the Commonwealth Games

Transport and Main Roads

Department of Transport and Main Roads

Gold Coast Waterways Authority

RoadTek

Queensland Rail Limited

Far North Queensland Ports Corporation Limited

Gladstone Ports Corporation Limited

North Queensland Bulk Ports Corporation Limited

Port of Townsville Limited.

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Capital Statement 2017-18

Appendix B:	Key concepts and coverage

Coverage of the capital statement

Under accrual output budgeting, capital is the stock of assets including property, plant and equipment and intangible assets that any agency owns and/or controls and uses in the delivery of services, as well as capital grants made to other entities. The following definitions are applicable throughout this document:

•	capital purchases – property, plant and equipment outlays as per the financial statements excluding asset sales, depreciation and revaluations

•	capital grants – capital grants to other entities and individuals (excluding grants to other government departments and statutory bodies).

Capital contingency

Consistent with the approach adopted in previous years, a capital contingency reserve has been included. This reserve recognises that while agencies budget to fully use their capital works allocation, circumstances such as project lead-in times, project management constraints, unexpected weather conditions and capacity constraints such as the supply of labour and materials may prevent full usage. On a whole-of-government basis, there is likely to be underspending, resulting in a carry-over of capital allocations.

Estimated jobs supported by capital works

The estimated jobs supported by the Government’s capital works program in 2017-18 is based on Queensland Treasury’s Guidelines for estimating the full-time equivalent (FTE) jobs directly supported by capital works. However, in some cases, jobs estimates quoted for specific projects throughout the Capital Statement and in other Budget papers may reflect other approaches, including proponent’s estimates or project specific information, rather than the methodology in the Queensland Treasury’s Guidelines for estimating FTE jobs.

Estimated overall jobs supported by 2017-18 Budget

The estimated 40,000 jobs (FTEs) directly supported by the Budget, includes the 29,000 direct jobs estimated to be supported by the 2017-18 capital works program and around 11,000 additional jobs supported by key existing and 2017-18 Budget initiatives which have a strong focus on driving private sector growth and employment. Therefore, the estimated 40,000 jobs directly supported are expected to be predominantly in the private sector, but some key Government initiatives and capital works will also likely directly support some local government employment related to specific projects in regional Queensland.

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Capital Statement 2017-18

Appendix C:	Capital Purchases by Entity by Region 2017-18

			Brisbane
	Bris Est	Bris Nth	Bris Sth	Bris Wst	Inner Bris	Sub Total[1]
Entity[2]	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000

Aboriginal and Torres Strait Islander Partnerships	—	—	—	—	305	305

Agriculture and Fisheries	—	400	1,681	450	5,780	8,311

Communities, Child Safety and Disability Services	666	2,154	1,010	539	942	5,311

Education and Training	21,341	18,578	39,821	14,561	35,630	129,931

Electoral Commission of Queensland	—	—	—	—	6,385	6,385

Energy and Water Supply	12,619	106,150	123,680	63,936	321,343	627,728

Environment and Heritage Protection	321	296	489	260	361	1,727

Fire and Emergency Services	297	275	453	241	333	1,599

Housing and Public Works	15,503	16,459	29,844	15,206	9,199	86,211

Infrastructure, Local Government and Planning	—	878	52,957	—	153,931	207,766

Justice and Attorney-General	4,568	4,866	7,956	3,692	24,367	45,449

Legislative Assembly of Queensland	—	—	—	—	7,664	7,664

National Parks, Sport and Racing	4,188	2,954	34,881	2,300	8,306	52,629

Natural Resources and Mines	—	—	293	—	9,973	10,266

Premier and Cabinet	286	266	439	233	25,471	26,695

Public Safety Business Agency[3]	7,397	6,827	11,265	6,030	19,882	51,401

Queensland Health	31,560	79,588	64,050	19,190	72,175	266,563

Queensland Police Service	1,139	1,050	1,733	920	1,278	6,120

Queensland Treasury	—	—	—	—	16,038	16,038

Science, Information Technology and Innovation	—	—	—	—	22,337	22,337

State Development	24	21	35	19	26	125

Tourism, Major Events, Small Business and the Commonwealth Games	519	—	—	—	12	531

Transport and Main Roads	54,392	279,679	83,236	33,952	143,683	594,942

Other Agencies[4]	271	250	413	219	304	1,457

Anticipated Capital Contingency Reserve and Other Adjustments[5]

Funds Allocated	152,827	513,092	447,607	159,387	872,799	2,145,712

Notes

1.	Numbers may not add due to rounding and allocations of adjustments.
2.	Includes all associated statutory bodies.
3.	The Public Safety Business Agency is a capital purchaser for Queensland Fire and Emergency Services, Queensland Police Service and the Office of the Inspector-General Emergency Management.
4.	Includes other Government entities with non-material capital programs.
5.	The Anticipated Capital Contingency Reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

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Capital Statement 2017-18

	Ipswich	Wide Bay	Darling Downs			Gold Coast	Logan
			D Downs Maranoa	Toowoomba	Sub Total[1]	G Coast	Logan B’desert
Entity[2]	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000

Aboriginal and Torres Strait Islander Partnerships	—	—	—	—	—	—	—

Agriculture and Fisheries	—	500	1,856	4,350	6,206	—	—

Communities, Child Safety and Disability Services	2,959	2,198	590	442	1,032	1,864	936

Education and Training	38,039	39,605	12,965	17,107	30,072	67,960	42,989

Electoral Commission of Queensland	—	—	—	—	—	—	—

Energy and Water Supply	98,505	196,459	58,720	133,906	192,626	118,636	13,755

Environment and Heritage Protection	459	401	1,821	212	2,033	804	452

Fire and Emergency Services	423	373	166	197	363	743	419

Housing and Public Works	15,290	10,074	3,913	7,840	11,753	24,818	15,696

Infrastructure, Local Government and Planning	1,000	11,389	—	—	—	12,113	—

Justice and Attorney-General	78,179	11,019	2,541	3,132	5,673	13,238	11,933

Legislative Assembly of Queensland	—	—	—	—	—	—	—

National Parks, Sport and Racing	2,535	8,003	1,009	1,194	2,203	4,821	5,326

Natural Resources and Mines	392	293	2,276	552	2,828	293	195

Premier and Cabinet	412	360	160	190	350	721	406

Public Safety Business Agency[3]	17,120	22,069	7,394	6,116	13,510	18,522	11,317

Queensland Health	40,577	48,891	29,208	15,779	44,987	68,437	33,434

Queensland Police Service	1,626	1,422	633	751	1,384	2,849	1,602

Queensland Treasury	—	—	—	—	—	—	—

Science, Information Technology and Innovation	—	—	—	—	—	—	—

State Development	33	29	13	15	28	58	33

Tourism, Major Events, Small Business and the Commonwealth Games	—	—	—	—	—	404	—

Transport and Main Roads	514,212	191,472	486,602	52,206	538,808	447,568	93,755

Other Agencies[4]	387	339	151	179	330	679	382

Anticipated Capital Contingency Reserve and Other Adjustments[5]

Funds Allocated	800,296	536,944	601,116	240,605	841,721	773,079	229,235

Notes

1.	Numbers may not add due to rounding and allocations of adjustments.
2.	Includes all associated statutory bodies.
3.	The Public Safety Business Agency is a capital purchaser for Queensland Fire and Emergency Services, Queensland Police Service and the Office of the Inspector-General Emergency Management.
4.	Includes other Government entities with non-material capital programs.
5.	The Anticipated Capital Contingency Reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

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Capital Statement 2017-18

	Mackay	Outback Qld & Far North Qld		Fitzroy	Sunshine Coast
		Outback	Cairns		Sunshine Coast	Moreton B Nth	Moreton B Sth	Sub Total[1]
Entity[2]	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000

Aboriginal and Torres Strait Islander Partnerships	—	6,102	51	—	—	—	—	—

Agriculture and Fisheries	465	993	880	2,842	515	—	—	515

Communities, Child Safety and Disability Services	3,846	556	898	683	990	1,887	1,242	4,119

Education and Training	22,344	12,436	37,501	25,928	50,086	32,432	31,880	114,398

Electoral Commission of Queensland	—	—	—	—	—	—	—	—

Energy and Water Supply	80,002	73,962	83,636	269,020	122,063	6,321	33,773	162,157

Environment and Heritage Protection	251	121	340	325	480	332	276	1,088

Fire and Emergency Services	234	113	316	303	444	308	254	1,006

Housing and Public Works	9,491	24,049	138,392	14,976	16,066	17,797	5,140	39,003

Infrastructure, Local Government and Planning	500	5,749	583	1,000	—	—	—	—

Justice and Attorney-General	3,569	1,762	5,661	19,565	6,823	10,354	3,930	21,107

Legislative Assembly of Queensland	—	—	—	—	—	—	—	—

National Parks, Sport and Racing	1,427	1,982	2,879	1,848	2,676	1,857	1,516	6,049

Natural Resources and Mines	552	553	586	750	195	195	195	585

Premier and Cabinet	225	109	305	292	430	298	248	976

Public Safety Business Agency[3]	21,475	15,414	22,699	11,515	11,449	13,544	6,363	31,356

Queensland Health	30,435	43,893	47,691	44,188	118,310	46,568	20,427	185,305

Queensland Police Service	889	429	1,204	1,152	1,700	1,176	979	3,855

Queensland Treasury	—	—	—	—	—	—	—	—

Science, Information Technology and Innovation	—	—	—	—	—	—	—	—

State Development	18	9	25	1,149	35	24	20	79

Tourism, Major Events, Small Business and the Commonwealth Games	—	—	—	—	—	—	—	—

Transport and Main Roads	217,366	148,901	114,157	237,343	236,945	55,154	47,915	340,014

Other Agencies[4]	212	102	287	274	405	280	233	918

Anticipated Capital Contingency Reserve and Other Adjustments[5]

Funds Allocated	387,561	332,313	451,406	623,913	561,299	185,776	152,138	899,213

Notes

1.	Numbers may not add due to rounding and allocations of adjustments.
2.	Includes all associated statutory bodies.
3.	The Public Safety Business Agency is a capital purchaser for Queensland Fire and Emergency Services, Queensland Police Service and the Office of the Inspector-General Emergency Management.
4.	Includes other Government entities with non-material capital programs.
5.	The Anticipated Capital Contingency Reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

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Capital Statement 2017-18

	Townsville	Totals[1]
Entity[2]	$‘000	$‘000

Aboriginal and Torres Strait Islander Partnerships	51	6,509

Agriculture and Fisheries	415	21,127

Communities, Child Safety and Disability Services	691	25,093

Education and Training	43,402	604,605

Electoral Commission of Queensland	—	6,385

Energy and Water Supply	146,506	2,062,992

Environment and Heritage Protection	331	8,332

Fire and Emergency Services	308	6,200

Housing and Public Works	56,629	446,382

Infrastructure, Local Government and Planning	7,864	247,964

Justice and Attorney-General	10,051	227,206

Legislative Assembly of Queensland	—	7,664

National Parks, Sport and Racing	2,031	91,733

Natural Resources and Mines	392	17,685

Premier and Cabinet	297	31,148

Public Safety Business Agency[3]	7,629	244,027

Queensland Health	61,724	916,125

Queensland Police Service	1,173	23,705

Queensland Treasury	—	16,038

Science, Information Technology and Innovation	—	22,337

State Development	46,024	47,610

Tourism, Major Events, Small Business and the Commonwealth Games	—	935

Transport and Main Roads	209,100	3,647,638

Other Agencies[4]	280	5,648

Anticipated Capital Contingency Reserve and Other Adjustments[5]		(127,478)

Funds Allocated	586,216	8,607,610

Notes

1.	Numbers may not add due to rounding and allocations of adjustments.
2.	Includes all associated statutory bodies.
3.	The Public Safety Business Agency is a capital purchaser for Queensland Fire and Emergency Services, Queensland Police Service and the Office of the Inspector-General Emergency Management.
4.	Includes other Government entities with non-material capital programs.
5.	The Anticipated Capital Contingency Reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

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Queensland Budget 2017-18 Capital Statement Budget Paper No. 3

Queensland Budget 2017-18

Capital Statement  Budget Paper No. 3

Queensland Budget | 2017-18

BUDGET MEASURES

Budget Paper No.4

2017-18 Queensland Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

5. Service Delivery Statements

Appropriation Bills

Budget Highlights

© Crown copyright

All rights reserved

Queensland Government 2017

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Budget Measures

Budget Paper No.4

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

State Budget

2017-18

Budget Measures

Budget Paper No. 4

Contents

1	Overview	1

1.1	Introduction	3
1.2	Explanation of scope and terms	4
1.3	Whole-of-Government measures	6

2	Expense Measures	25

	Department of Aboriginal and Torres Strait Islander Partnerships	26
	Department of Agriculture and Fisheries	28
	Department of Communities, Child Safety and Disability Services	33
	Department of Education and Training	39
	Department of Energy and Water Supply	42
	Department of Environment and Heritage Protection	46
	Department of Housing and Public Works	51
	Department of Infrastructure, Local Government and Planning	55
	Department of Justice and Attorney-General	58
	Department of National Parks, Sport and Racing	63
	Department of Natural Resources and Mines	65
	Department of Science, Information Technology and Innovation	67
	Department of State Development	69
	Department of the Premier and Cabinet	72
	Department of Tourism, Major Events, Small Business and the Commonwealth Games	76
	Department of Transport and Main Roads	78
	Electoral Commission of Queensland	81
	Legislative Assembly of Queensland	82
	Public Safety Business Agency	83
	Queensland Fire and Emergency Services	84
	Queensland Health	85
	Queensland Police Service	88
	Queensland Treasury	93

3	Capital Measures	97

	Department of Aboriginal and Torres Strait Islander Partnerships	98
	Department of Education and Training	99
	Department of Environment and Heritage Protection	101
	Department of Housing and Public Works	102
	Department of lnfrastructure, Local Government and Planning	104
	Department of Justice and Attorney-General	105
	Department of National Parks, Sport and Racing	108
	Department of Natural Resources and Mines	109
	Department of Science, Information Technology and Innovation	111
	Department of the Premier and Cabinet	112
	Department of Transport and Main Roads	113
	Electoral Commission of Queensland	114
	Legislative Assembly of Queensland	115
	Public Safety Business Agency	116
	Queensland Fire and Emergency Services	117
	Queensland Health	118
	Queensland Police Service	120
	Queensland Treasury	121

4	Revenue Measures	122

	Whole-of-Government	123
	Department of Justice and Attorney-General	124
	Department of Natural Resources and Mines	125
	Queensland Treasury	126

Budget Measures 2017-18

1	Overview

Features

•	This Budget Paper presents a consolidation of expense, capital and revenue measures reflecting decisions since the 2016-17 Budget.

•	The suite of measures in the 2017-18 Budget will drive more inclusive economic growth and job creation across the State, including initiatives and investment targeted at regional economies in transition post the resources boom.

•	The Budget will also deliver measures targeted at reducing cost of living pressures on Queensland families, enhancing the safety, security and live ability of Queensland communities and helping to rebuild critical infrastructure and support communities impacted by recent natural disasters.

•	The Government will provide increased funding of $1.952 billion over three years from 2018-19 to the Cross River Rail Delivery Authority to progress the Cross River Rail project. This, in addition to funding previously allocated, brings total funding for the project to$2.812 billion over four years. The $5.409 billion project is the Government’s highest infrastructure priority with significant potential to boost jobs and economic growth, and add value to commercial and residential development sites across the region.

•	The Government is committed to assisting those Queenslanders most in need meet their housing needs and is providing total funding of $1.835 billion over 10 years for a range of housing and homelessness measures. This includes $30 million in 2017-18 to extend the temporary increase (from $15,000 to $20,000) in the Queensland First Home Owners’ Grant.

•	The Powering Queensland Plan is providing one off funding in 2016-17 of $771 million to support the stabilisation of electricity prices for Queensland consumers. This forms part of the Government’s overall commitment of $1.16 billion to ensure affordable, secure and sustainable energy supply for Queensland homes, businesses and industry.

•	The Government will provide increased funding of $728 million in 2020-21 to support the ongoing growth in demand for health and ambulance services. The funding is based on growth in activity of four per cent for public hospital services and cost growth in line with the projected Consumer Price Index (CPI).

•	The Government has provided an additional $950 million from 2016-17 to build fit for purpose learning environments that support educational outcomes and address enrolment growth pressures in Queensland schools.

•	The Government has provided additional funding of $400 million over three years from 2016-17 for the Works for Queensland program, supporting local governments outside South East Queensland that are facing unemployment issues to undertake job-creating maintenance and minor infrastructure works. This funding includes an additional $200 million in this Budget, building on the $200 million announced in the 2016-17 MYFER.

1

Budget Measures 2017-18

•	The Government is providing total funding of $199.6 million over four years to transition 17 year olds from Queensland’s adult justice system to the youth justice system.

•	The Government is providing additional funding of $200 million over four years to further strengthen Queensland’s child protection system. This includes additional funding of $141.8 million approved in the 2017-18 Budget, and a $56.8 million package of initiatives responding to critical issues.

•	The Government has provided additional funding of $120 million over four years from 2016-17 for water, wastewater and solid waste infrastructure in Indigenous communities and to develop options for a long-term infrastructure program in Indigenous communities.

•	The Action on Ice package is a total of $18 million over four years to tackle the harmful use and effects of crystal methamphetamine (Ice) in Queensland, with measures that increase awareness, support families and better equip our frontline service providers.

•	The Government is providing $69.5 million over four years to rollout Specialist Domestic and Family Violence Courts, which includes $40.4 million over four years provided as a whole-of-Government contingency for this measure in the 2016-17 Budget.

•	The Government is providing increased funding of $88.5 million over five years from 2017-18, held centrally, for the Great Barrier Reef Water Quality Program, as part of the Queensland Government’s commitment to the protection of the Great Barrier Reef. This is part of a comprehensive Great Barrier Reef Water Quality Program across several agencies totalling $175 million over five years from 2017-18.

•	In response to heightened unrest and the temporary closure of the school in May 2016, the Government and community combined to work towards achieving sustained calm in Aurukun. Funding of $13.3 million has been allocated to a range of activities to address community safety, provide access to education, strengthen the community and its governance and harness jobs and economic opportunities.

•	The Government is providing additional funding of $39 million for a package of new measures to support a strong and prosperous future for the North West Minerals Province. The package is facilitating continued resources sector development, diversifying the regional economy, creating employment opportunities, and working through partnerships to deliver integrated and appropriate services. This package will be supported by funding provided for the Strategic Resources Exploration Program.

•	The Government has implemented a whole-of-Government reprioritisation program of $175 million over 2017-18 to 2020-21 to contribute to whole-of-Government priorities.

2

Budget Measures 2017-18

1.1	Introduction

The purpose of this document is to provide a consolidated view of policy decisions with budgetary impacts made by the Government since the 2016-17 Budget.

This document complements other Budget Papers, in particular Budget Paper No. 2 Budget Strategy and Outlook, Budget Paper No. 3 Capital Statement and the Service Delivery Statements.

This paper includes only new policy decisions and does not detail the full amount of additional funding being provided to agencies to deliver services and infrastructure. Other adjustments, including those that are parameter based and where the funding formula remains unchanged, are similarly excluded.

The total funding impact of new measures is summarised in Tables 1.5 to 1.7 at the conclusion of this chapter.

For details on the total funding available to agencies, refer to agencies’ Service Delivery Statements.

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Budget Measures 2017-18

1.2	Explanation of scope and terms

The following is a description of the scope and terms applied in this document.

1.2.1	Scope

This document includes measures with the following features:

•	Sector. Only Queensland General Government sector agencies are included. Measures involving Government-owned corporations or other Public Non-financial Corporations sector agencies are within scope only if the measures are being funded directly by the General Government sector or if there is a flow through effect (for example, Community Service Obligations).

•	Timeframe. Measures based on decisions made by the Government since the 2016-17 Budget.

•	Type. Measures with budgetary impacts, in particular:

(i) expense and capital measures with service delivery, capital enhancement, grant or subsidy impacts on the community; and

(ii) revenue measures involving a significant change in revenue policy, including changes in the tax rate.

•	Initiatives of a technical nature or non-policy based adjustments, such as parameter based funding adjustments, are not included if the formula to calculate these adjustments has not changed, as they do not reflect changes in Government policy. The main focus is on measures reflecting policy decisions that impact directly on the community through service delivery or other means.

•	Materiality. Minor measures or measures with non-significant community impact are not included in this document.

1.2.2	Funding basis

Tables in this document are presented on a net funding basis.

•	Net funding refers to the impact that the funding of the measure has on appropriations from the Consolidated Fund or centrally held funds to the relevant General Government agency. The tables do not include funding directed to the measure from existing agency resources or other sources.

•	Amounts refer to additional funding being provided to agencies for a particular program or project, as a result of Government decisions since the 2016-17 Budget. This may differ to other Budget papers, such as Budget Paper No. 3 Capital Statement, that may refer to total funding.

•	Where a measure involves material expenditure or revenue collections by more than one department, the measure is reported under each department involved. The addition of each individual department’s portion of a particular measure may not equate to the reported total whole-of-Government figure due to the omission of some department’s portions that did not meet Budget Paper 4’s materiality threshold (i.e. $250,000 over five years).

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Budget Measures 2017-18

•	Amounts included in the tables relating to revenue measures represent the impact of the measure on Government revenue (with a positive amount representing additional revenue).

•	Queensland Health (the Department of Health, the Hospital and Health Services and the Queensland Ambulance Service) are provided with a total annual funding envelope and given the autonomy to allocate these resources to the combination of services which they consider will support the best possible health outcomes for Queenslanders. The 2015-16 Budget provided $2.3 billion to Queensland Health over four years from 2015-16 under these arrangements. An additional $728 million, as identified in Chapter 2 Expense Measures of this paper, will be provided in 2020-21 to continue to support this arrangement. Consequently, funding for new measures is embedded within this annual funding allocation and similarly, Queensland Health are excluded from the whole-of-Government reprioritization measures.

Tables 1.5 to 1.7 identify expense, capital and revenue measures separately, categorised as follows:

•	up to and including 2016-17 Mid-Year Fiscal and Economic Review (MYFER)

•	since the 2016-17 MYFER.

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Budget Measures 2017-18

1.3	Whole-of-Government Measures

The following section presents selected whole-of-Government measures relating to decisions taken since the 2016-17 Budget. This does not represent the full range of whole-of-Government measures since the 2016-17 Budget.

1.3.1	Housing and Homelessness

Housing is an important foundation for a person to achieve other vital outcomes in life such as good health, quality education and strong employment opportunities. The Government is committed to assist Queenslanders meet their housing needs and is providing total funding of $1.835 billion over 10 years for a range of housing and homelessness measures. This includes $1.806 billion in additional funding and $29.2 million in internal reallocations.

The components of the funding package are:

•	$1.795 billion to support delivery of the Queensland Housing Strategy 2017-2027 ($1.766 billion additional funding and $29.2 million internally reallocated)

•	$30 million in 2017-18 to extend the temporary increase (from $15,000 to $20,000) in the Queensland First Home Owners’ Grant

•	$10 million over two years for the Regional Planning Program to support land monitoring and a South East Queensland strategic assessment.

The Queensland Housing Strategy (QHS) 2017-2027, will be vital to building caring and connected communities and will reshape the way Government delivers housing and homelessness services.

Components of the funding for the QHS over 10 years are:

•	$1.2 billion to renew the existing social housing property portfolio

•	$420 million for a housing construction program to boost the supply of social and affordable housing (including $3.5 million to construct two refuges for women and children escaping domestic and family violence)

•	$75 million to progress home ownership in discrete Aboriginal and Torres Strait Islander communities

•	$100 million for reforms to the housing and homelessness service system.

Funding for the housing construction program will be provided to boost supply of social and affordable housing. The Government is committed to innovative approaches to boost housing supply, including by leveraging partnerships with private industry and local governments, and this funding package allows flexibility in how supply is increased.

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Budget Measures 2017-18

In addition to the QHS, the Government is funding measures to assist first home buyers and reduce impediments to housing supply. Namely:

•	$30 million in 2017-18 to extend the temporary increase in the Queensland First Home Owners’ Grant from $15,000 to $20,000 for a further six months. This will assist first home buyers to enter the housing market. The grant is available for contracts signed between 1 July 2017 and 31 December 2017 for new houses, units or townhouses valued at less than $750,000

•	$10 million for Regional Planning and Program Implementation to support a land supply monitoring program and to undertake a strategic assessment of the State’s planning and environmental offsets framework for growth areas in South East Queensland. This will assist in minimising environmental impacts and reducing avoidable costs and time delays for development.

Additional details of funding can be found in the Department of Housing and Public Works, Department of Infrastructure, Local Government and Planning, and Queensland Treasury sections of Chapter 2 Expense Measures, and in the Department of Housing and Public Works section of Chapter 3 Capital Measures.

Table 1.1	Housing and Homelessness[1]

	2016-17	2017-18	2018-19	2019-20	2020-21	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Expense Measures

Queensland First Home Owners’ Grant	—	30.0	—	—	—	30.0
Regional Program Planning	—	5.0	5.0	—	—	10.0
Queensland Housing Strategy 2017-2027[2]	—	5.5	41.5	49.1	39.3	135.4

Total Expense Measures	—	40.5	46.5	49.1	39.3	175.4

Capital Measures

Queensland Housing Strategy 2017-2027[2]	—	174.2	199.9	175.8	176.4	726.3

Total Capital Measures	—	174.2	199.9	175.8	176.4	726.3

Notes:

1.	Numbers shown are net of reprioritised funding amounts and may not add due to rounding.
2.	The table reflects the total funding package for the Queensland Housing Strategy across the forward estimates. A component of the package has not been allocated to departmental forward estimates and will be held in a central contingency pending market processes.

1.3.2	Strategic Blueprint for Queensland’s North West Minerals Province

The Government is providing additional funding of $39 million for a package of new measures to support a strong and prosperous future for the region by facilitating continued resources sector development, diversifying the regional economy and creating employment opportunities, and working through partnerships to deliver integrated and appropriate services.

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Budget Measures 2017-18

This package will be supported by funding provided for the Strategic Resources Exploration Program.

Further details can be found in the Department of Communities, Child Safety and Disability Services, Department of the Premier and Cabinet, Department of State Development and the Department of Natural Resources and Mines sections of Chapter 2 Expense Measures, and the Department of Natural Resources and Mines section of Chapter 3 Capital Measures.

1.3.3	Queensland Reef Water Quality Program 2017-2022

The Government is providing increased funding of $88.5 million over five years from 2017-18, held centrally, for the Great Barrier Reef Water Quality Program, as part of the Queensland Government’s commitment to the protection of the Great Barrier Reef.

This is part of a comprehensive Great Barrier Reef Water Quality Program across several agencies totalling $175 million over five years from 2017-18. It will support the continuation of critical programs to assist working towards the achievement of water quality targets, including Best Practice Management programs, provision of economic support and decision-making tools for agricultural producers, the Paddock to Reef program and the Natural Resource Management Program for Reef Water Quality. This is in addition to the $100 million provided over five years from 2015-16 to address the recommendations arising from the Great Barrier Reef Water Science Taskforce.

The Department of Environment and Heritage Protection, Department of Natural Resources and Mines, Department of Agriculture and Fisheries, Department of Science, Information Technology and Innovation and private sector partners will work in collaboration to deliver the program. Further details can be found in Chapter 2 Expense Measures.

1.3.4	Aurukun Heightened Response

In response to heightened unrest and the temporary closure of the school in May 2016, the Government and community combined to work towards achieving sustained calm in Aurukun.

Funding of $13.3 million has been allocated to a range of activities to address community safety, provide access to education, strengthen the community and its governance and harness jobs and economic opportunities.

The components of the funding package are detailed in Table 1.2 below.

Further details can be found in the Department of Aboriginal and Torres Strait Islander Partnerships, Department of Communities, Child Safety and Disability Services, Department of Environment and Heritage Protection, Department of Justice and Attorney-General, and the Queensland Police Service sections of Chapter 2 Expense Measures.

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Budget Measures 2017-18

Table 1.2	Aurukun Heightened Response[1]

	2016-17	2017-18	2018-19	2019-20	2020-21	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Expense Measures
Aurukun Heightened Response[2]	2.6	4.0	0.4	0.4	0.4	7.8
Youth and adult prisoner reintegration	0.4	0.6	—	—	—	1.0
Aurukun Youth Strategy	0.1	0.1	—	—	—	0.2
Junior Ranger Cultural Camp and Pathway to a Ranger Career	0.3	0.7	0.7	0.7	0.7	2.9
Aurukun Policing Model	0.8	0.6	—	—	—	1.4

Total	4.2	5.9	1.0	1.1	1.1	13.3

Notes:

1.	Numbers may not add due to rounding.
2.	Funding provided across a range of initiatives: Three Rivers Community Centre Redevelopment, Adult literacy and numeracy program, youth engagement and on-going community co-ordination.

1.3.5	Community Service Workers Award Wage Increases

The Government is providing additional funding of $137.7 million over four years, in recognition of increases to award rates for social and community service employees arising from Fair Work Australia’s 2012 Equal Remuneration Order. The funding will be allocated on a prioritised basis to non-government service providers which support dependent and vulnerable Queenslanders.

Further details can be found in the Department of Communities, Child Safety and Disability Services, Queensland Health, Department of Justice and Attorney-General, and Department of Housing and Public Works sections of Chapter 2 Expense Measures.

Table 1.3	Community Service Workers Award Wage Increases[1]

	2017-18	2018-19	2019-20	2020-21	Total
	$ million	$ million	$ million	$ million	$ million
Department of Communities, Child Safety and Disability Services	—	17.5	30.4	34.5	82.4
Department of Justice and Attorney-General	1.0	2.6	4.2	4.9	12.7
Department of Housing and Public Works	0.3	0.7	1.2	1.4	3.6
Queensland Health	2.2	5.9	9.7	11.2	29.0
Total	3.5	26.7	45.5	52.0	127.7

Notes:

1.	Numbers shown are net of reprioritised funding amounts and may not add due to rounding.

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Budget Measures 2017-18

1.3.6	Government Employee Housing

The Government is providing increased funding of $23 million over two years ($11.5 million in 2017-18 and 2018-19) through contributions from client agencies for critical backlog maintenance of Government Employee Housing stock to address health and safety issues.

The Government is also providing increased funding of $67.4 million over four years to support a $122.9 million capital program to upgrade existing and to build new Government Employee Housing stock.

The Government has also provided additional funding of $22.6 million over three years from 2016-17 for the construction of 24 units of Government Employee Housing accommodation in Aurukun.

Further details can be found in the Department of Housing and Public Works sections of Chapter 2 Expense Measures and Chapter 3 Capital Measures.

1.3.7	Government indexation policy

The Queensland Government has decided to move to a CPI-based escalation of fees and charges and the penalty unit from 2019-20 that will replace the previous Government’s policy of an indexation rate of 3.5% per annum. From 2019-20 onwards, the CPI is projected to increase by 2.5% per annum, consistent with the mid-point of the Reserve Bank of Australia’s target band. This measure results in a reduction in revenue of $25 million in 2019-20 and $53 million in 2020-21.

This change is expected to reduce the increase in fees and charges subject to the Government indexation policy, including motor vehicle registration fees, transport and traffic fees and the Emergency Management Levy.

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Budget Measures 2017-18

1.3.8	Reprioritisations

The Government has implemented a whole-of-Government reprioritisation program of $175 million over 2017-18 to 2020-21 to contribute to whole-of-Government priorities. The allocations for individual departments and agencies are outlined in Table 1.4 below.

Achieving these reprioritisation allocations will be the responsibility of each Minister, and with consideration to the Government’s commitment to public sector employment security. There will be no forced or voluntary redundancy programs in response to reprioritisation measures. Apart from this commitment, Ministers have discretion in how the savings are achieved.

Table 1.4	Reprioritisation allocations[1]

	2017-18	2018-19	2019-20	2020-21	Total
	$ million	$ million	$ million	$ million	$ million
Department of Aboriginal and Torres Strait Islander Partnerships	(0.1)	(0.1)	(0.1)	(0.1)	(0.5)
Department of Agriculture and Fisheries	(0.3)	(0.6)	(0.5)	(0.5)	(2.0)
Department of Communities, Child Safety and Disability Services	(0.4)	(0.6)	(1.5)	(1.5)	(4.1)
Department of Education and Training	(10.9)	(22.0)	(22.1)	(22.6)	(77.7)
Department of Energy and Water Supply	(0.0)	(0.1)	(0.1)	(0.1)	(0.3)
Department of Environment and Heritage Protection	(0.2)	(0.4)	(0.4)	(0.3)	(1.3)
Department of Infrastructure, Local Government and Planning	(0.1)	(0.2)	(0.1)	(0.1)	(0.6)
Department of Justice and Attorney-General	(1.9)	(3.9)	(3.8)	(3.7)	(13.3)
Department of National Parks, Sport and Racing	(0.4)	(0.7)	(0.7)	(0.6)	(2.4)
Department of Natural Resources and Mines	(0.4)	(0.7)	(0.6)	(0.6)	(2.3)
Department of Science, Information Technology and Innovation	(0.4)	(0.7)	(0.7)	(0.7)	(2.5)
Department of State Development	(0.2)	(0.3)	(0.3)	(0.3)	(1.1)
Departments of Tourism, Major Events, Small Business and the Commonwealth Games	(0.0)	(0.0)	(0.0)	(0.0)	(0.2)
Department of Transport and Main Roads	(6.1)	(12.5)	(12.0)	(11.7)	(42.4)
Department of the Premier and Cabinet	(0.3)	(0.6)	(0.5)	(0.5)	(1.9)
Legislative Assembly of Queensland	(0.0)	(0.1)	(0.1)	(0.1)	(0.3)
Office of the Ombudsman	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)
Public Safety Business Agency	(0.4)	(0.8)	(0.8)	(0.8)	(2.8)
Public Service Commission	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)
Queensland Fire and Emergency Services	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)
Queensland Police Service	(2.4)	(5.0)	(4.8)	(4.9)	(17.0)
Queensland Treasury	(0.4)	(0.7)	(0.6)	(0.6)	(2.3)
Total	(25.0)	(50.0)	(50.0)	(50.0)	(175.0)

Notes:

1.	Numbers may not add and some appear as zero due to rounding. Numbers may include portfolio totals, including multiple individual agencies.

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Budget Measures 2017-18

Table 1.5:	Expense measures since the 2016-17 Budget

	2016-17	2017-18	2018-19	2019-20	2020-21
Expense measures up to and including MYFER	$‘000	$‘000	$‘000	$‘000	$‘000

Department of Aboriginal and Torres Strait Islander Partnerships
Aurukun Heightened Response[1]	5,835	787	412	377	355

Portfolio Total	5,835	787	412	377	355

Department of Agriculture and Fisheries
Drought and Climate Adaptation Program	—	3,105	3,310	3,205	3,205
10 Year Plan for the National Red Imported Fire Ant Eradication Program in South East Queensland	1,875	—	—	—	—
Improving Beef Supply Chains	700	—	—	—	—
Varroa Mite Response	275	—	—	—	—

Portfolio Total	2,850	3,105	3,310	3,205	3,205

Department of Communities, Child Safety and Disability Services
Additional Child Safety Workers	—	—	—	—	—
Foster and Kinship Carer Support through the Non Government Sector	2,000	2,000	—	—	—
Aurukun Heightened Response - Aurukun Youth Strategy	111	96	—	—	—
Community Aids, Equipment and Assistive Technologies Initiative and the Vehicle Options Subsidy Scheme	—	—	—	—	—
Escalation of National Disability Insurance Scheme (NDIS) Funding	—	—	—	—	64,300
Extending Existing Drought Relief Arrangements	—	—	—	—	—
Multi-Agency Service Response to Child Sexual Abuse	—	—	—	—	—
Replacement of Integrated Client Management System	—	—	—	—	—
Support Services for Young People with a Disability Leaving School	—	—	—	—	—

Portfolio Total	2,111	2,096	—	—	64,300

Department of Education and Training
Southbank Education and Training Precinct (SETP)	22,700	25,500	19,400	22,900	16,400
Enhanced First Start Initiative	—	500	—	—	—

Portfolio Total	22,700	26,000	19,400	22,900	16,400

Department of Environment and Heritage Protection
Establishment of Queensland CarbonPlus Fund	1,024	4,876	2,500	—	—
Aurukun Heightened Response - Junior Rangers Cultural Camp and Pathway to a Ranger Career	315	655	655	655	655
Underground Coal Gasification - Linc Energy Mine Site[1]	3,997	—	—	—	—

Portfolio Total	5,336	5,531	3,155	655	655

Department of Housing and Public Works
Community Assistance Fund for Complying with Queensland’s Smoke Alarm Laws	300	4,700	—	—	—
Improving Security of Payment for Subcontractors in the Building and Construction Industry	1,700	—	—	—	—

Portfolio Total	2,000	4,700	—	—	—

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Budget Measures 2017-18

	2016-17	2017-18	2018-19	2019-20	2020-21
Expense measures up to and including MYFER	$‘000	$‘000	$‘000	$‘000	$‘000

Department of Infrastructure, Local Government and Planning
Works for Queensland[1]	120,000	80,000	—	—	—
Cities Transformation Taskforce[1]	2,000	—	—	—	—

Portfolio Total	122,000	80,000	—	—	—

Department of Justice and Attorney-General
Capricornia Correctional Centre Expansion	—	400	400	400	1,000
Queenland Parole System Review - Immediate Reforms	500	39,437	47,162	49,373	52,828
Aurukun Heightened Response - Youth and Adult Prisoner Reintegration	403	598	—	—	—

Portfolio Total	903	40,435	47,562	49,773	53,828

Department of Natural Resources and Mines
Texas Silver Mine Site[1]	3,590	2,512	—	—	—
Coal Mine Workers’ Health Scheme	2,457	1,280	—	—	—
Linc Energy Mine Site[1]	2,072	—	—	—	—

Portfolio Total	8,119	3,792	—	—	—

Department of Science, Information Technology and Innovation
One-Stop Shop[1]	10,992	—	—	—	—

Portfolio Total	10,992	—	—	—	—

Department of State Development
Made in Queensland	170	13,670	6,160	—	—
Supporting the Office of the Coordinator-General	—	4,231	4,357	4,431	4,443
Regional Facilitation Teams	375	750	375	—	—
Jobs and Regional Growth Fund	—	—	—	—	—

Portfolio Total	545	18,651	10,892	4,431	4,443

Department of the Premier and Cabinet
Queensland Museum - State Collection Care and Preservation	850	3,150	3,150	3,150	3,150

Portfolio Total	850	3,150	3,150	3,150	3,150

Department of Tourism, Major Events, Small Business and the Commonwealth Games
Major Events funding for Tourism and Events Queensland (TEQ)[1]	2,300	3,575	—	—	—

Portfolio Total	2,300	3,575	—	—	—

Department of Transport and Main Roads
Personalised Transport Reforms Industry Adjustment Assistance Package[1]	40,000	60,270	—	—	—
Maritime Safety Activities	2,315	3,388	2,456	2,527	2,604

Portfolio Total	42,315	63,658	2,456	2,527	2,604

Electoral Commission of Queensland
Electronic Disclosure System	—	—	—	—	—

Portfolio Total	—	—	—	—	—

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Budget Measures 2017-18

	2016-17	2017-18	2018-19	2019-20	2020-21
Expense measures up to and including MYFER	$‘000	$‘000	$‘000	$‘000	$‘000

Legislative Assembly of Queensland
Broadcast of Proceedings and Members’ Video on Demand Upgrade	73	—	—	—	—

Portfolio Total	73	—	—	—	—

Public Safety Business Agency
Mount Isa Rotary Wing Base Maintenance[1]	800	—	—	—	—

Portfolio Total	800	—	—	—	—

Queensland Health
Herston Quarter Program	2,250	4,700	4,700	4,900	3,900

Portfolio Total	2,250	4,700	4,700	4,900	3,900

Queensland Police Service
Queensland Police Service Certified Agreement 2016	15,165	22,097	29,275	—	—
Project Booyah	532	1,617	1,619	1,724	1,873
Aurukun Heightened Response - Aurukun Policing Model	854	569	—	—	—
Operation Oscar Merchant	—	—	—	—	—

Portfolio Total	16,551	24,283	30,894	1,724	1,873

Queensland Treasury
Jobs and Regional Growth Fund	1,083	88,833	40,083	—	—
Government partnership with the Mates in Construction program	500	500	—	—	—
Regional Facilitation Teams	125	250	125	—	—

Portfolio Total	1,708	89,583	40,208	—	—

Total impact on Expense up to and including MYFER	250,238	374,046	166,139	93,642	154,713

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Budget Measures 2017-18

	2016-17	2017-18	2018-19	2019-20	2020-21
Expense measures since 2016-17 MYFER	$‘000	$‘000	$‘000	$‘000	$‘000

Whole-of-Government
Reprioritisations	—	(25,000)	(50,000)	(50,000)	(50,000)

Portfolio Total	—	(25,000)	(50,000)	(50,000)	(50,000)

Department of Aboriginal and Torres Strait Islander Partnerships
Aurukun Heightened Response[2]	(3,229)	3,229	—	—	—
Community and Personal Histories Resourcing	—	2,792	418	418	418
Closing the Gap - response to the 2017 Closing the Gap Report	—	1,090	2,940	1,990	1,540
Independent legal advice expenses for Reparations Scheme claimants	—	650	—	—	—
Enhanced Youth Employment Program	150	600	450	—	—
Efforts to address Youth Sexual Violence and Abuse	—	400	400	400	—
Cultural Acknowledgement and Promotion	—	—	—	—	—

Portfolio Total	(3,079)	8,761	4,208	2,808	1,958

Department of Agriculture and Fisheries
Fisheries Reform - Implementing Government Commitments	—	6,996	6,996	6,891	—
Biosecurity Regional Responses	1,304	3,930	—	—	—
Biosecurity - Ongoing Panama TR4 Response	—	1,257	—	—	—
Rural Economic Development Package	—	1,200	1,450	800	—
Queensland Rural and Industry Development Authority (QRIDA)	—	900	820	820	820
Containment of White Spot Disease	17,631	—	—	—	—
Extending Existing Drought Relief Arrangements	—	—	—	—	—
Queensland Reef Water Quality Program 2017-2022	—	—	—	—	—

Portfolio Total	18,935	14,283	9,266	8,511	820

Department of Communities, Child Safety and Disability Services
Strengthening Queensland’s Child Protection System	—	32,530	52,799	55,959	57,313
Domestic and Family Violence Response - Specialist Domestic and Family Violence Courts	—	1,462	1,462	1,462	1,462
Domestic and Family Violence Shelters	—	—	1,120	1,120	1,120
Action on Ice	—	2,460	2,460	2,460	—
Strategic Blueprint for Queensland’s North West Minerals Province	—	150	150	150	150
Community Services Workers Award Wage Increases	—	—	17,457	30,449	34,496

Portfolio Total	—	36,602	75,448	91,600	94,541

Department of Education and Training
Maintaining Senior Secondary Curriculum Offerings for Students in the Prep Half Cohort	—	12,435	28,399	16,048	—
Senior Assessment and Tertiary Entrance System	—	164	122	200	—
Advancing Teaching and Learning	—	—	68,830	40,070	41,070
State Contribution Grant (previously the Public Provider Grant)	—	—	—	—	—
Regional Skills Adjustment Strategy	—	5,000	5,000	—	—
Regional Skills Investment Strategy	—	—	—	—	—

Portfolio Total	—	17,599	102,351	56,318	41,070

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Budget Measures 2017-18

	2016-17	2017-18	2018-19	2019-20	2020-21
Expense measures since 2016-17 MYFER	$‘000	$‘000	$‘000	$‘000	$‘000

Department of Energy and Water Supply
Community Service Obligation for the Cloncurry Pipeline	—	6,017	6,167	—	—
Community Service Obligation Lower Burdekin Water	—	318	318	318	318
National Water Infrastructure Development Fund	2,705	12,130	4,966	—	—
Powering Queensland Plan	—	10,000	—	—	—
Regional Business Support	2,130	7,870	—	—	—
Funding for Community Service Obligation payments for SunWater and Seqwater irrigation water supply services	—	4,900	4,200	—	—
Clean Energy Company	—	2,500	—	—	—
Compliance and Regulation of Biofuels Mandate	—	1,280	1,312	1,345	—
New Bulk Water Infrastructure in Queensland	—	852	1,182	797	—
Solar for Public Housing	400	800	—	—	—
Extending Existing Drought Relief Arrangements	2,100	—	—	—	—
Powering Queensland Plan - Electricity Affordability Package	771,000	—	—	—	—

Portfolio Total	778,335	46,667	18,145	2,460	318

Department of Environment and Heritage Protection
Underground Coal Gasification - Linc Energy Mine Site[2]	—	13,798	3,725	3,725	3,725
Future of Queensland’s Environmental Regulator	—	6,689	3,896	1,084	409
Queensland Climate Change Strategies	—	5,000	5,000	5,000	—
Protected Area Outcomes	—	3,194	—	—	—
Implementing Queensland’s Container Refund Scheme & Plastic Bag Ban	—	2,500	—	—	—
Indigenous Land and Sea Rangers - Building Jobs From Country For Country	—	945	1,890	2,630	2,630
Sustainable Businesses Partnership	—	916	—	—	—
Advancing Queensland’s Waste Reform Agenda	—	—	—	—	—
Coordinated Per- and Poly-fluroalkyl Substances (PFAS) Contamination Management	—	—	—	—	—
Mine Rehabilitation Reform	—	—	—	—	—
Queensland Reef Water Quality Program 2017-2022	—	—	—	—	—

Portfolio Total	—	33,042	14,511	12,439	6,764

Department of Housing and Public Works
Queensland Housing Strategy	—	5,492	41,538	42,142	32,337
National Partnership Agreement on Homelessness	—	29,424	—	—	—
Government Employee Housing	—	11,500	11,500	—	—
Community Service Workers Award Wage Increases	—	959	2,592	4,249	4,896
Cairns Convention Centre Expansion	—	—	—	—	—
Gold Coast Convention and Exhibition Centre development proposal	—	—	—	—	—
Household Disaster Resilience	—	—	—	—	—
Re-establishment of the Drug Court	—	—	—	—	—
Restoration and Upgrade of Old Museum Building	—	—	—	—	—

Portfolio Total	—	47,375	55,630	46,391	37,233

16

Budget Measures 2017-18

	2016-17	2017-18	2018-19	2019-20	2020-21
Expense measures since 2016-17 MYFER	$‘000	$‘000	$‘000	$‘000	$‘000

Department of Infrastructure, Local Government and Planning
Works for Queensland[2]	—	100,000	100,000	—	—
Indigenous Water Infrastructure Program	30,000	30,000	30,000	30,000	—
Cross River Rail Delivery Authority Operating Budget	—	20,000	—	—	—
Maturing the Infrastructure Pipeline Stage 2	—	10,000	—	—	—
Townsville Water Security Measures	—	10,000	15,000	100,000	100,000
Regional Planning Program	—	5,000	5,000	—	—
State Government Financial Aid	—	3,370	3,454	3,540	3,628
Cities Transformation Taskforce[2]	—	2,988	1,914	1,963	1,971
Fluoridation Infrastructure Grants Program	—	2,500	2,500	—	—
Disaster Resilience	—	—	—	—	—
State Assessment Referral Agency	—	—	—	8,000	8,000

Portfolio Total	30,000	183,858	157,868	143,503	113,599

Department of Justice and Attorney-General
Expansion of Prison Infrastructure for Women Prisoners	—	457	2,104	4,333	4,484
Transition of 17 year olds to the Youth Justice System	—	38,051	42,597	43,764	44,823
Domestic and Family Violence Response - Specialist Domestic and Family Violence Courts	—	10,183	7,718	8,689	8,530
Youth Detention in Queensland	—	6,214	6,509	6,670	6,834
Blue Card Efficiency Savings	—	5,000	—	—	—
Re-establishment of the Drug Court	—	3,988	5,225	6,448	6,527
Community Youth Response - Townsville	—	3,151	3,617	—	—
Coroners Court of Queensland Demand Pressures	—	331	—	—	—
Community Services Workers Award Wage Increases	—	268	724	1,186	1,366
Office of the Director of Public Prosecutions - Confiscations Unit	—	255	489	501	514

Portfolio Total	—	67,898	68,983	71,591	73,078

Department of National Parks, Sport and Racing
Funding to prepare and scuttle ex-HMAS Tobruk	1,500	6,000	500	—	—
Stadiums Queensland	—	4,973	5,085	5,200	5,316
Revitalising National Parks	—	2,500	2,500	—	—
Female Friendly Facilities Program	—	2,000	—	—	—
Great Barrier Reef Joint Field Management Program	—	—	429	437	446
Queensland State Netball Centre	4,000	—	—	—	—

Portfolio Total	5,500	15,473	8,514	5,637	5,762

Department of Natural Resources and Mines
Texas Silver Mine Site[2]	(2,000)	4,990	—	—	—
Strategic Resources Exploration Program	—	3,500	7,000	7,000	2,500
Linc Energy Mine Site[2]	—	743	795	827	864
Natural Resources Investment Program	—	—	10,000	10,506	10,769
Queensland Reef Water Quality Program 2017-2022	—	—	—	—	—

Portfolio Total	(2,000)	9,233	17,795	18,333	14,133

17

Budget Measures 2017-18

	2016-17	2017-18	2018-19	2019-20	2020-21
Expense measures since 2016-17 MYFER	$‘000	$‘000	$‘000	$‘000	$‘000

Department of Science, Information Technology and Innovation
One-Stop Shop[2]	—	20,000	—	—	—
Digital Archive Program - Phase 1	—	5,016	7,685	—	—
Science ICT Remediation and Renewal Program - Phase 1	—	3,300	—	—	—
Open Data Policy and Action Plan	—	543	509	—	—
Advance Queensland - Ignite Ideas Fund	—	—	—	—	—
Queensland Reef Water Quality Program 2017-2022	—	—	—	—	—

Portfolio Total	—	28,859	8,194	—	—

Department of State Development
Supporting Major State Development Projects	—	11,477	13,142	(1,250)	(1,250)
Advance Queensland - 10-year Priority Industry Roadmaps and Action Plans	—	3,000	4,000	4,000	4,000
Strategic Blueprint for Queensland’s North West Minerals Province	—	320	320	320	320

Portfolio Total	—	14,797	17,462	3,070	3,070

Department of the Premier and Cabinet
Queensland Museum - Sciencentre Transformation	5,000	4,360	—	—	—
Action On Ice	—	3,150	—	—	—
Indigenous Performance	—	2,050	—	—	—
Investing in Regional Arts	—	2,000	1,500	1,500	1,500
Rockhampton Art Gallery	—	2,000	—	—	—
Building Social Cohesion	—	1,964	1,814	1,814	1,814
Queensland Family and Child Commission - Responsive Child Protection System	—	700	114	114	114
Domestic and Family Violence Response - Evaluation Framework	—	611	781	381	366
Strategic Blueprint for Queensland’s North West Minerals Province	—	—	—	—	—

Portfolio Total	5,000	16,835	4,209	3,809	3,794

Department of Tourism, Major Events, Small Business and the Commonwealth Games
Major Events funding for Tourism and Events Queensland (TEQ)[2]	3,100	1,200	—	—	—
Continuation of the funding guarantee for Tourism and Events Queensland (TEQ)	—	—	—	—	47,052
Tourism and Small Business Recovery Package	—	12,200	—	—	—
Young Tourism Leaders Network	75	150	75	—	—
Cyclone Recovery Marketing Program	1,500	—	—	—	—

Portfolio Total	4,675	13,550	75	—	47,052

Department of Transport and Main Roads
Rail Transport Services	—	51,024	51,266	53,333	55,465
Transport Service Contract	—	25,000	—	—	—
Continuation of the Local Fare Scheme and a Trial Period for the Western Cape and Gulf	—	6,034	4,233	—	—
CityTrain Response Unit	3,517	3,704	1,540	—	—

18

Budget Measures 2017-18

	2016-17	2017-18	2018-19	2019-20	2020-21
Expense measures since 2016-17 MYFER	$‘000	$‘000	$‘000	$‘000	$‘000

Gold Coast Waterways Authority	—	1,980	1,980	1,980	1,980
Personalised Transport Reforms Industry Adjustment Assistance Package[2]	—	1,500	—	—	—
Mornington Island Runway	4,500	—	—	—	—

Portfolio Total	8,017	89,242	59,019	55,313	57,445

Electoral Commission of Queensland
Redistribution Information Letter	—	1,250	—	—	—
SEMS Replacement Project	—	—	—	—	—

Portfolio Total	—	1,250	—	—	—

Legislative Assembly of Queensland
Coal Workers’ Pneumoconiosis Select Committee	520	—	—	—	—

Portfolio Total	520	—	—	—	—

Public Safety Business Agency
Queensland Government Air Aircraft Maintenance and Compliance	—	3,267	—	—	—
Mount Isa Rotary Wing Base Maintenance[2]	—	2,400	—	—	—

Portfolio Total	—	5,667	—	—	—

Queensland Fire and Emergency Services
Queensland Fire and Emergency Service Certified Agreement 2016	2,366	4,362	4,989	—	—

Portfolio Total	2,366	4,362	4,989	—	—

Queensland Health
Queensland Parole System Review - Immediate Reforms	—	3,000	3,000	3,000	3,000
Community Services Workers Award Wage Increases	—	2,185	5,925	9,749	11,246
Transition of 17 Year Olds to the Youth Justice System	—	1,500	1,500	1,500	1,500
Action on Ice	—	—	—	—	—
Operational Growth Funding	—	—	—	—	728,000
Re-establishment of the Drug Court	—	—	—	—	—

Portfolio Total	—	6,685	10,425	14,249	743,746

Queensland Police Service
Police for Counter Terrorism, Rapid Action and Patrols Group and other priority areas	—	6,253	8,481	8,688	8,899
Camera Detected Offence Program	—	2,455	3,338	4,219	4,802
Domestic and Family Violence Response - Specialist Domestic and Family Violence Courts	—	1,734	1,811	2,455	2,524
Transition of 17 year olds to the Youth Justice System	—	1,500	2,000	2,000	2,000
Action on Ice - Roadside Drug Testing Program	—	972	969	1,096	1,045
Community Youth Response - Townsville	—	249	283	—	—
Additional Civilian Prosecutors	—	—	—	—	—
Re-Establishment of the Drug Court	—	—	—	—	—

Portfolio Total	—	13,163	16,882	18,458	19,270

19

Budget Measures 2017-18

	2016-17	2017-18	2018-19	2019-20	2020-21
Expense measures since 2016-17 MYFER	$‘000	$‘000	$‘000	$‘000	$‘000

Queensland Treasury
Back to Work - Regional Employment Package	—	50,000	—	—	—
Back to Work - South East Queensland	51	13,977	13,490	—	—
Queensland First Home Owners’ Grant	—	30,000	—	—	—
Office of State Revenue - Transformation Program	—	8,731	14,269	11,850	7,941
Queensland Trade and Investment Strategy 2017-2022	1,302	9,711	8,273	7,949	7,762
Financial Assurance Framework Reform	—	—	—	—	—
Social Benefit Bonds	—	—	—	—	—

Portfolio Total	1,353	112,419	36,032	19,799	15,703

Total impact on Expense since 2016-17 MYFER	849,622	762,620	640,006	524,289	1,229,356

Total impact on Expense since the 2016-17 Budget	1,099,860	1,136,666	806,145	617,931	1,384,069

Less Australian Government funding	3,705	45,554	4,966	—	—

Net of Measures funded by Australian Government	1,096,155	1,091,112	801,179	617,931	1,384,069

1.	Further funding for this measure can be found in the Post Mid-Year Fiscal and Economic Review section of this table.
2.	Further funding for this measure can be found in the Mid-Year Fiscal and Economic Review section of this table.

20

Budget Measures 2017-18

Table 1.6:	Capital measures since the 2016-17 Budget

Capital measures up to and including MYFER	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000

Department of Housing and Public Works
Construction of Government Employee Housing in Aurukun	1,280	11,811	9,509	—	—

Portfolio Total	1,280	11,811	9,509	—	—

Department of Justice and Attorney-General
Capricornia Correctional Centre Expansion	—	7,500	21,000	47,000	110,000
Queensland Parole System Review - Immediate Reforms	1,000	—	—	—	—

Portfolio Total	1,000	7,500	21,000	47,000	110,000

Department of Natural Resources and Mines
Texas Silver Mine Site	400	1,600	—	—	—

Portfolio Total	400	1,600	—	—	—

Department of Transport and Main Roads
Ferny Grove Station Precinct TOD Project	—	1,200	3,600	4,200	—

Portfolio Total	—	1,200	3,600	4,200	—

Electoral Commission of Queensland
Electronic Disclosure System	2,700	—	—	—	—

Portfolio Total	2,700	—	—	—	—

Legislative Assembly of Queensland
Broadcast of Proceedings and Members’ Video on Demand Upgrade	439	—	—	—	—
Parliamentary Annexe Lift Upgrade Program	885	—	—	—	—

Portfolio Total	1,324	—	—	—	—

Public Safety Business Agency
Queensland Government Air Aircraft Maintenance and Compliance[1]	6,010	—	—	—	—

Portfolio Total	6,010	—	—	—	—

Total impact on Capital up to and including MYFER	12,714	22,111	34,109	51,200	110,000

21

Budget Measures 2017-18

Capital measures since 2016-17 MYFER	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000

Department of Aboriginal and Torres Strait Islander Partnerships
Cape York Peninsula Tenure Resolution Program	—	3,000	—	—	—

Portfolio Total	—	3,000	—	—	—

Department of Education and Training
Advancing Queensland Schools Program	85,650	129,560	(15,210)	—	—
Building Future Schools Fund	—	28,000	75,000	115,000	100,000
Adolescent Mental Health Facilities	—	—	—	—	—
Six Full Cohorts - 2020 Ready	—	—	150,000	100,000	—

Portfolio Total	85,650	157,560	209,790	215,000	100,000

Department of Environment and Heritage Protection
Future of Queensland’s Environmental Regulator	—	2,046	—	—	—
Underground Coal Gasification - Linc Energy Mine Site	—	1,642	—	—	—

Portfolio Total	—	3,688	—	—	—

Department of Housing and Public Works
Queensland Housing Strategy	—	149,250	174,859	175,825	176,420
Government Employee Housing	—	18,505	22,908	10,449	15,558
Cairns Convention Centre Expansion	—	—	88,000	88,000	—

Portfolio Total	—	167,755	285,767	274,274	191,978

Department of Infrastructure, Local Government and Planning
Cross River Rail	—	—	62,000	1,061,000	829,000

Portfolio Total	—	—	62,000	1,061,000	829,000

Department of Justice and Attorney-General
Expansion of Prison Infrastructure for Women Prisoners	—	4,500	8,000	—	—
Transition of 17 year olds to the Youth Justice System	—	16,886	—	—	—
Courthouse Infrastructure	—	10,000	6,000	—	—
Domestic and Family Violence Response - Specialist Domestic and Family Violence Courts	—	10,000	10,000	—	—
Audio Visual Capability in the Criminal Justice System	—	4,965	7,208	6,936	6,256
Re-establishment of the Drug Court	—	500	—	—	—

Portfolio Total	—	46,851	31,208	6,936	6,256

Department of National Parks, Sport and Racing
Revitalising National Parks	—	15,000	20,000	—	—
Daisy Hill Koala Bushland Precinct	500	1,800	—	—	—

Portfolio Total	500	16,800	20,000	—	—

Department of Natural Resources and Mines
Strategic Resources Exploration Program	—	2,595	3,545	435	550
Linc Energy Mine Site	—	223	80	50	50

Portfolio Total	—	2,818	3,625	485	600

22

Budget Measures 2017-18

Capital measures since 2016-17 MYFER	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000

Department of Science, Information Technology and Innovation
Science ICT Remediation and Renewal Program - Phase 1	—	2,880	—	—	—

Portfolio Total	—	2,880	—	—	—

Department of the Premier and Cabinet
Arts Infrastructure and Refurbishment	—	6,000	4,000	4,000	3,500
Queensland Family and Child Commission - Responsive Child Protection System	—	800	—	—	—

Portfolio Total	—	6,800	4,000	4,000	3,500

Department of Transport and Main Roads
Additional road projects funded in partnership with Federal Government	—	5,796	40,204	33,800	37,200
Camera Detected Offence Program	—	(23,650)	(27,650)	36,398	43,898

Portfolio Total	—	(17,854)	12,554	70,198	81,098

Public Safety Business Agency
Queensland Government Air Aircraft Maintenance and Compliance[2]	—	6,087	—	—	—

Portfolio Total	—	6,087	—	—	—

Queensland Fire and Emergency Services
Accelerated Rural Fire Service Fleet Program	—	10,691	19,405	(10,691)	(19,405)

Portfolio Total	—	10,691	19,405	(10,691)	(19,405)

Queensland Health
Integrated Electronic Medical Records Program	6,170	50,500	—	—	—
Health Infrastructure - priority rural and regional projects	—	47,600	51,900	96,400	12,500
Health Infrastructure - South East Queensland - planning for growth	—	15,000	14,600	30,000	63,163
Health Infrastructure - South East Queensland - adolescent mental health facilities	958	8,713	45,320	13,246	—

Portfolio Total	7,128	121,813	111,820	139,646	75,663

Queensland Police Service
Counter-Terrorism and Community Safety Centre - Westgate	—	3,500	24,200	19,000	—
Camera Detected Offence Program	—	(350)	(350)	950	950

Portfolio Total	—	3,150	23,850	19,950	950

Queensland Treasury
Office of State Revenue - Transformation Program	—	11,699	5,479	561	—
Queensland Racing Integrity Commission - Compliance Enforcement Framework	—	2,283	2,123	979	524

Portfolio Total	—	13,982	7,602	1,540	524

Total impact on Capital since 2016-17 MYFER	93,278	546,021	791,621	1,782,338	1,270,164

Total impact on Capital since the 2016-17 Budget	105,992	568,132	825,730	1,833,538	1,380,164

1.	Further funding for this measure can be found in the Post Mid-Year Fiscal and Economic Review section of this table.
2.	Further funding for this measure can be found in the Mid-Year Fiscal and Economic Review section of this table.

23

Budget Measures 2017-18

Table 1.7:	Revenue measures since the 2016-17 Budget

Revenue measures since 2016-17 MYFER	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000

Whole-of-Government
Government Indexation Policy	—	—	—	(25,000)	(53,000)

Portfolio Total	—	—	—	(25,000)	(53,000)

Department of Justice and Attorney-General
Justice of the Peace Qualified and Commissioners for Declaration Handbook Revised Fees	—	342	300	150	150

Portfolio Total	—	342	300	150	150

Department of Natural Resources and Mines
Extending existing drought relief arrangements	—	—	—	—	—

Portfolio Total	—	—	—	—	—

Queensland Treasury
Absentee Land Tax	—	20,000	21,400	22,800	24,200
Office of State Revenue - Transformation Program	—	4,095	19,318	38,635	57,953
Rebate of Payroll Tax for Apprentices and Trainees	—	(12,000)	—	—	—

Portfolio Total	—	12,095	40,718	61,435	82,153

Total impact on Revenue since 2016-17 MYFER	—	12,437	41,018	36,585	29,303

Total impact on Revenue since the 2016-17 Budget	—	12,437	41,018	36,585	29,303

24

Budget Measures 2017-18

2	Expense Measures

Introduction

The following tables present the relevant portfolio expense measures relating to decisions taken since the 2016-17 Budget. This does not represent the full amount of additional funding provided to agencies since the 2016-17 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

25

Budget Measures 2017-18

Department of Aboriginal and Torres Strait Islander Partnerships

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Aurukun Heightened Response	2,606	4,016	412	377	355

The Government has provided additional funding of $7.8 million over five years and $355,000 ongoing to support the Aurukun community. Further details of this funding can be found in the Department of Communities, Child Safety and Disability Services, Department of Environment and Heritage Protection, Department of Justice and Attorney-General, and the Queensland Police Service sections of this chapter.

This forms part of the Government’s overall package of $13.3 million over five years provided to address safety, support the community and improve employment outcomes. Further details of this package can be found in Chapter 1 Overview.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Community and Personal Histories Resourcing	—	2,792	418	418	418

The Government is providing additional funding of $2.8 million in 2017-18 and $418,000 per annum ongoing to support and resource the Community and Personal Histories Unit.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Closing the Gap - response to the 2017 Closing the Gap Report	—	1,090	2,940	1,990	1,540

The Government is providing increased funding of $7.6 million over four years as a contribution towards the Queensland Aboriginal and Torres Strait Islander Foundation (QATSIF), to compensate Elders Groups for their work informing policy responses and the development of a performance assessment framework to monitor outcomes and assist with working with the Australian Government on Closing the Gap targets.

26

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Independent legal advice expenses for Reparations Scheme claimants	—	650	—	—	—

The Government is providing additional funding of $650,000 in 2017-18 for the provision of independent legal advice for scheme claimants.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Enhanced Youth Employment Program	150	600	450	—	—

The Government has provided increased funding of $1.2 million over three years for the enhanced Youth Employment Program to secure sustainable employment for Aboriginal and Torres Strait Islander young people.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Efforts to address Youth Sexual Violence and Abuse	—	400	400	400	—

The Government is providing increased funding of $1.2 million over three years for the continuation of initiatives in Aurukun and West Cairns designed to address youth sexual violence and abuse.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Cultural Acknowledgement and Promotion	—	—	—	—	—

Funding of $1 million is being internally reallocated by the department for Aboriginal and Torres Strait Islander cultural acknowledgement, maintenance and promotion activities.

27

Budget Measures 2017-18

Department of Agriculture and Fisheries

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Fisheries Reform - Implementing Government Commitments	—	6,996	6,996	6,891	—

The Government is providing additional funding of $20.9 million over three years from 2017-18 to implement reforms to the management of Queensland’s fisheries. Funding of $9.2 million has also been reprioritised by the department internally to fund this measure.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Biosecurity Regional Responses	1,304	3,930	—	—	—

The Government has provided increased funding of $5.2 million over two years from 2016-17 for pest and weed management. This includes increased funding for wild dog exclusion fencing ($1 million), additional funding for the management of navua sedge ($250,000) and funding to continue the National Electric Ant Eradication Program ($3.9 million) in Far North Queensland.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Drought and Climate Adaptation Program	—	3,105	3,310	3,205	3,205

The Government is providing increased funding of $16 million over five years to 2021-22 for the continuation of the Drought and Climate Adaptation Program. The program aims to provide the resources, tools and training to help primary producers be more resilient and better able to manage their drought and climate risks. This will benefit resource management, performance, and long term productivity of the agricultural sector and the Queensland economy.

28

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Biosecurity - Ongoing Panama TR4 Response	—	1,257	—	—	—

The Government is providing increased funding of $1.3 million in 2017-18 to support continuation of the Panama TR4 Program, following the detection of Panama disease Tropical Race 4 in Queensland in March 2015.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Rural Economic Development Package	—	1,200	1,450	800	—

The Government is providing additional funding of $3.5 million over three years from 2017-18 to support regional economic development. Funding of $1.8 million has also been reprioritised by the department internally to fund this measure, bringing the total to $5.2 million. Funding will provide for Growing Queensland’s Food Exports, a Rural Economies Centre of Excellence and continuation of the department’s One Stop Service.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Rural and Industry Development Authority (QRIDA)	—	900	820	820	820

The Government is providing additional funding of $900,000 in 2017-18 and $820,000 per annum from 2018-19 for the Queensland Rural and Industry Development Authority (QRIDA) to undertake a Rural Debt Survey, establish and operate the Office for Farm Debt Restructure, and develop a policy and research function.

29

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
10 Year Plan for the National Red Imported Fire Ant Eradication Program in South East Queensland	1,875	—	—	—	—

The Government has provided increased funding of $1.9 million in 2016-17 for the National Red Imported Fire Ant Eradication Program (NRIFAEP). The department has internally reallocated a further $700,000, which when combined with contributions from the Australian Government and other States and Territories brings the total funding for 2016-17 to $19.1 million. In addition, the Government has committed increased funding of $28.2 million over 10 years from 2017-18, held centrally, to implement an expanded NRIFAEP, subject to National Cost Sharing Agreement (NCSA) being finalised.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Containment of White Spot Disease	17,631	—	—	—	—

The Government has provided additional funding of $17.6 million in 2016-17 for the biosecurity response to White Spot Disease in prawns, following the detection of White Spot Syndrome Virus in prawn farms and in the Logan River and Moreton Bay. In addition, the Government has provisioned for funding of up to $9 million over two years from 2017-18, held centrally, to continue the white spot response, pending refinement of program costs.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Extending Existing Drought Relief Arrangements	—	—	—	—	—

The Government is providing increased funding of up to $20 million in 2017-18, held centrally, for the continuation of the Drought Relief Assistance Scheme. This funding provides freight subsidies and emergency water infrastructure rebates to support producers and communities that have been affected by drought across the State.

The Drought Assistance Package is a total of up to $34.6 million in 2017-18 across several departments to support drought affected communities across the State. Further funding can be found in the Department of Communities, Child Safety and Disability Services and Department of Energy and Water Supply sections of this chapter and the Department of Natural Resources and Mines section of Chapter 4 Revenue Measures.

30

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Improving Beef Supply Chains	700	—	—	—	—

The Government has provided additional funding of $700,000 in 2016-17 for the commissioning of an independent beef supply chain study to inform the viability of investment in beef industry related infrastructure accross regional Queensland.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Reef Water Quality Program 2017-2022	—	—	—	—	—

The Government is providing increased funding of $88.5 million over five years, held centrally, for the Great Barrier Reef Water Quality Program, as part of the Queensland Government’s commitment to the protection of the Great Barrier Reef.

This is part of a comprehensive Great Barrier Reef Water Quality Program across several agencies totalling $175 million over five years from 2017-18. It will support the continuation of critical programs to assist working towards the achievement of water quality targets, including Best Practice Management programs, provision of economic support and decision-making tools for agricultural producers, the Paddock to Reef program and the Natural Resource Management Program for Reef Water Quality. This is in addition to the $100 million provided over five years from 2015-16 to address the recommendations arising from the Great Barrier Reef Water Science Taskforce.

The Department of Environment and Heritage Protection, the Department of Natural Resources and Mines, the Department of Agriculture and Fisheries, the Department of Science, Information Technology and Innovation and private sector partners will work in collaboration to deliver the program.

31

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Varroa Mite Response	275	—	—	—	—

The Government has provided additional funding of $275,000 in 2016-17 for the incident definition phase of the Varroa Mite response which occurred prior to National Cost Sharing Agreement (NCSA). Varroa mites are a serious pest and a threat to the local honey bee industry and crops that rely on bees for pollination.

The national cost shared component of the response is $2.6 million over four years. Under the NCSA, $2.5 million will be provided by the Australian Government, other States and Territories, and industry related parties with Queensland Government contributing $109,000.

32

Budget Measures 2017-18

Department of Communities, Child Safety and Disability Services

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Strengthening Queensland’s Child Protection System	—	32,530	52,799	55,959	57,313

The Government is providing additional funding of $200 million over four years to further strengthen Queensland’s child protection system. This includes additional funding of $141.8 million approved in the 2017-18 Budget, and a $56.8 million package of initiatives responding to critical issues following release of the Queensland Family and Child Commission’s report into the death of Mason Jet Lee. The $200 million package includes 292 new child safety workers, including front line child safety officers, support officers, team leaders and administrative officers, as well as increased investment in intensive family support services. These positions are on top of the extra 82 child safety front line and support staff announced in October 2016. The Government has also set aside $1.4 million for future requirements in the child safety system.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Additional Child Safety Workers	—	—	—	—	—

Funding of $13.2 million over two years (2016-17 and 2017-18) has been reprioritised by the department to hire an additional 82 child safety workers.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Domestic and Family Violence Response - Specialist Domestic and Family Violence Courts	—	1,462	1,462	1,462	1,462

The Government is providing increased funding of $5.8 million over four years (which includes allocation of funding held in a whole-of-Government contingency in the 2016-17 Budget), and ongoing funding of $1.5 million per annum to continue court support services and perpetrator programs for the specialist Domestic and Family Violence court in Southport as well as further rollout to Beenleigh and Townsville, including circuit courts to Mount Isa and Palm Island.

33

Budget Measures 2017-18

This forms part of the Government’s total package of $69.5 million over four years to rollout Specialist Domestic and Family Violence Courts, which includes $40.4 million over four years provided as a whole-of-Government contingency for this measure in the 2016-17 Budget. Further details of this package can be found in the Department of Justice and Attorney-General and Queensland Police Service sections of this chapter and the Department of Justice and Attorney-General section of Chapter 3 Capital Measures.

This forms part of the Government’s overall package to implement the Government response to the Not Now, Not Ever report since the 2015-16 Budget.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Domestic and Family Violence Shelters	—	—	1,120	1,120	1,120

The Government will provide additional funding of $1.1 million per annum to operate two new domestic and family violence shelters. The capital component of this measure can be found in the Department of Housing and Public Works section of Chapter 3 Capital Measures as part of the Queensland Housing Strategy 2017-2027. This forms part of the Government’s overall package to implement the Government response to the Not Now, Not Ever report since the 2015-16 Budget.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Action on Ice	—	2,460	2,460	2,460	—

The Government is providing additional funding of $7.4 million over three years for support services for the families of crystal methamphetamine (Ice) users as part of the Action on Ice package. This funding will also support families involved in the child protection system to overcome Ice issues.

The Action on Ice package is a total of $18 million over four years to tackle the harmful use and effects of Ice in Queensland. Further details can be found in the Department of the Premier and Cabinet, Queensland Health and Queensland Police Service sections of this chapter.

34

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Foster and Kinship Carer Support through the Non Government Sector	2,000	2,000	—	—	—

The Government has provided increased funding of $4 million over two years to accelerate the transfer of foster and kinship carer support to the non-government sector.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Strategic Blueprint for Queensland’s North West Minerals Province	—	150	150	150	150

The Government is providing additional funding of $600,000 over four years to support implementation of the Queensland Government’s Strategic Blueprint for Queensland’s North West Minerals Province that is aimed at facilitating a strong and prosperous future for the region.

This forms part of the Government’s overall package of $39 million over four years across several departments to deliver initiatives to support the North West Minerals Province. Further details can be found in the Department of the Premier and Cabinet, Department of State Development and the Department of Natural Resources and Mines section of this chapter, and the Department of Natural Resources and Mines section of Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Aurukun Heightened Response - Aurukun Youth Strategy	111	96	—	—	—

The Government has provided additional funding of $207,000 over two years for in-community support and coordination of a community-driven Aurukun Youth Strategy. Further details of this funding can be found in the Department of Aboriginal and Torres Strait Islander Partnerships, Department of Environment and Heritage Protection, Department of Justice and Attorney-General, and the Queensland Police Service sections of this chapter.

This forms part of the Government’s overall package of $13.3 million over five years provided to address safety, support the community and improve employment outcomes. Further details of this package can be found in Chapter 1 Overview.

35

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Community Aids, Equipment and Assistive Technologies Initiative and the Vehicle Options Subsidy Scheme	—	—	—	—	—

Funding of $8.5 million over three years is being reprioritised by the department to support the continuation of the Community Aids, Equipment and Assistive Technologies Initiative and the Vehicle Options Subsidy Scheme.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Community Services Workers Award Wage Increases	—	—	17,457	30,449	34,496

The Government will provide additional funding of $82.4 million over three years from 2018-19, with a further $10 million reprioritised by the department over two years from 2017-18, in recognition of increases to award rates for social and community service employees arising from Fair Work Australia’s 2012 Equal Remuneration Order. The funding will be allocated on a prioritised basis to non-government service providers which support dependent and vulnerable Queenslanders. Further details of this funding can be found in the Queensland Health, Department of Justice and Attorney-General, and Department of Housing and Public Works sections of this chapter.

This forms part of the Government’s overall package of $137.7 million over four years from2017-18, with $52 million ongoing from 2020-21, which will significantly contribute to the sustainability of the non-government sector. Further details on this package can be found in Chapter 1 Overview.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Escalation of National Disability Insurance Scheme (NDIS) Funding	—	—	—	—	64,300

Escalation of 3.5% has been applied to Queensland’s NDIS funding commitment in 2020-21, in accordance with the Heads of Agreement between the Commonwealth and Queensland Governments on the National Disability Insurance Scheme.

36

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Extending Existing Drought Relief Arrangements	—	—	—	—	—

The Government is providing increased funding of up to $4 million in 2017-18, held centrally, to extend community support measures in drought declared areas to strengthen the resilience of drought affected Queenslanders. The measures include a mix of financial assistance, counselling services, community events and farm skill development activities.

The Drought Assistance Package is a total of up to $34.6 million in 2017-18 across several departments to support drought affected communities across the State. Further funding can be found in the Department of Agriculture and Fisheries and the Department of Energy and Water Supply sections of this chapter and the Department of Natural Resources and Mines section of Chapter 4 Revenue Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Multi-Agency Service Response to Child Sexual Abuse	—	—	—	—	—

Funding of $1 million in 2017-18 is being reallocated internally by the department to facilitate development of multi-agency responses to child sexual abuse, including awareness raising and development of new protocols and guidelines.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Replacement of lntegrated Client Management System	—	—	—	—	—

Funding of $1.5 million in 2016-17 has been reprioritised by the department to progress replacement of the child protection and youth justice ICT system.

37

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Support Services for Young People with a Disability Leaving School	—	—	—	—	—

Funding of $8 million over two years is being internally reallocated by the department to support young people with disability in their transition from school.

38

Budget Measures 2017-18

Department of Education and Training

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Southbank Education and Training Precinct (SETP)	22,700	25,500	19,400	22,900	16,400

The Government has provided additional funding of $106.9 million over five years and ongoing funding over the life of the agreement to 2039 to assist the department to meet its obligations under the SETP Public Private Partnership (PPP) arrangements.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Maintaining Senior Secondary Curriculum Offerings for Students in the Prep Half Cohort	—	12,435	28,399	16,048	—

The Government is providing additional funding of $56.9 million over three years (including an allocation for non-state schools through the basket nexus funding arrangements) to ensure students from the smaller cohort of Prep in 2007 can access the existing range of senior secondary subjects.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Enhanced First Start lnitiative	—	500	—	—	—

The Government is providing increased funding of $500,000 in 2017-18 to enhance the First Start Initiative under Skilling Queenslanders for Work which subsidises local councils to employ additional trainees.

39

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Senior Assessment and Tertiary Entrance System	—	164	122	200	—

The Government is providing increased funding of $486,000 over three years for the development of a Queensland Australian Tertiary Admission Rank.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Advancing Teaching and Learning	—	—	68,830	40,070	41,070

The Government will provide additional funding of $150 million over three years from 2018-19 and ongoing funding (including an allocation for non-state schools through the basket nexus funding arrangements) for investment in teacher attraction, quality and leadership, as well as building staff capability in response to the Disability Review.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
State Contribution Grant (previously the Public Provider Grant)	—	—	—	—	—

Funding of $13 million in 2017-18 is being reallocated internally by the department to increase the State Contribution Grant (previously known as the Public Provider Grant) to invest in teacher quality and quality vocational education and training delivery.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Regional Skills Adjustment Strategy	—	5,000	5,000	—	—

The Government is providing additional funding of $10 million over two years to support unemployed individuals to develop employability skills for jobs in demand, job pathway planning and to provide access to training at TAFE Queensland.

40

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Regional Skills Investment Strategy	—	—	—	—	—

Funding of $9 million over four years from 2017-18 is being reallocated internally by the department for the Regional Skills Investment Strategy to provide a local focus on training opportunities for selected communities to develop skills for individuals that are discouraged or displaced from employment.

41

Budget Measures 2017-18

Department of Energy and Water Supply

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Community Service Obligation for the Cloncurry Pipeline	—	6,017	6,167	—	—

The Government is providing increased funding of up to $12.2 million over two years for the Community Service Obligation payment to SunWater which supports operations of the Cloncurry water pipeline.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Community Service Obligation Lower Burdekin Water	—	318	318	318	318

The Government is providing increased funding of $318,000 per annum from 1 July 2017 for the Community Service Obligation payment to SunWater to support the costs associated with the supply of bulk water in the Lower Burdekin.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
National Water Infrastructure Development Fund	2,705	12,130	4,966	—	—

The Australian Government has committed to provide increased funding of up to $19.8 million over three years for the delivery of feasibility studies under Part 1 of the National Water Infrastructure Development Fund (NWIDF), contingent on recipients meeting project milestones. This brings total funding for ths measure to $24.8 million. The Queensland Government will provide upfront funding of up to $15 million in advance to accelerate assessment of water infrastructure options which could stimulate regional economic activity, which will be reimbursed by the Australian Government once project milestones are met.

42

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Powering Queensland Plan	—	10,000	—	—	—

The Government is providing additional funding of $10 million in 2017-18. This includes $8.4 million for the establishment of a Queensland Energy Security Taskforce to develop short and long-term system energy security plans for Queensland, and $1.6 million to implement the recommendations of the Renewable Energy Expert Panel.

This forms part of the Government’s overall commitment of $1.16 billion to ensure affordable, secure and sustainable energy supply for Queensland homes, businesses and industry.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Regional Business Support	2,130	7,870	—	—	—

The Government has provided additional funding of $10 million over two years to support regional economies, transition business customers to cost-reflective electricity prices and manage budget impacts for Government. This package will deliver better access to digital metering, more information about tariff options, and co-contributions to help customers in real need invest in operational and equipment changes to manage bill impacts.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Funding for Community Service Obligation payments for SunWater and Seqwater irrigation water supply services	—	4,900	4,200	—	—

The Government is providing increased funding of up to $9.1 million over two years for the Seqwater and SunWater irrigation scheme Community Service Obligation payments. For 2019-20 and beyond, funding will be considered after the Government’s next review of irrigation prices.

43

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Clean Energy Company	—	2,500	—	—	—

The Government is providing additional funding of $2.5 million in 2017-18to investigate the establishment of a Clean Energy Company that will own the State’s renewable and clean energy assets.

This forms part of the Government’s overall commitment of $1.16 billion to ensure affordable, secure and sustainable energy supply for Queensland homes, businesses and industry.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Compliance and Regulation of Biofuels Mandate	—	1,280	1,312	1,345	—

The Government is providing increased funding of $3.9 million over three years to continue delivery of the biofuels mandate.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
New Bulk Water Infrastructure in Queensland	—	852	1,182	797	—

The Government is providing additional funding of $2.8 million over three years to coordinate the prioritisation of new bulk water infrastructure projects.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Solar for Public Housing	400	800	—	—	—

The Government has provided additional funding of $1.2 million over two years for a trial of solar photovoltaic (PV) systems on public housing to test whether new solar business models can help open up access to solar PV and lower electricity costs for vulnerable customers.

44

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Extending Existing Drought Relief Arrangements	2,100	—	—	—	—

The Government has provided increased funding of $2.1 million in 2016-17 and is providing increased funding of up to $6.4 million in 2017-18, held centrally, to continue to provide relief to farming customers from fixed charges for electricity accounts that are used to pump water for farm or irrigation purposes during periods of drought.

The Drought Assistance Package is a total of up to $34.6 million in 2017-18 across several departments to support drought affected communities across the State. Further funding can be found in the Department of Agriculture and Fisheries and Department of Communities, Child Safety and Disability Services sections of this chapter and the Department of Natural Resources and Mines section of Chapter 4 Revenue Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Powering Queensland Plan - Electricity Affordability Package	771,000	—	—	—	—

The Government has provided additional funding of $771 million in 2016-17 to support the stabilisation of electricity prices for Queensland consumers, by funding the removal of costs of the Solar Bonus Scheme from electricity prices for three years from 2017-18 and directing Energy Queensland to remove costs from network charges. It is estimated that the benefit to Queenslanders in 2017-18 as a result of this measure will be $268 million.

This forms part of the Government’s overall commitment of $1.16 billion to ensure affordable, secure and sustainable energy supply for Queensland homes, businesses and industry.

45

Budget Measures 2017-18

Department of Environment and Heritage Protection

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Underground Coal Gasification - Linc Energy Mine Site	3,997	13,798	3,725	3,725	3,725

The Government has provided increased funding of $29 million over five years. This includes $4 million in 2016-17 to support environmental monitoring and progress preliminary rehabilitation of land impacted by underground coal gasification by-products. A further $25 million over four years from 2017-18 is provided to support ongoing prosecution of Linc Energy and its former directors for alleged serious environmental harm and to undertake further remediation of surface and groundwater impacted by by-products of underground coal gasification.

This forms part of the Government’s overall package of $36.3 million over five years. Further details can be found in Chapter 3 Capital Measures and the Department of Natural Resources and Mines sections of this chapter and Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Future of Queensland’s Environmental Regulator	—	6,689	3,896	1,084	409

The Government is providing increased funding of $12.1 million over four years to enhance the delivery of environmental regulatory services, to target areas of environmental risk and improve engagement with industry and the community. Further funding of $11.2 million is being reallocated internally by the department, bringing total funding for this measure to $23.3 million over four years. The capital component of this measure can be found in Chapter 3 Capital Measures.

46

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Climate Change Strategies	—	5,000	5,000	5,000	—

The Government is providing increased funding of $15 million over three years to develop and assist in the implementation of strategies to reduce and manage the risks of climate change across Queensland. This will be complemented by initiatives within the Department of Transport and Main Roads, the Department of Infrastructure, Local Government and Planning, the Department of Energy and Water Supply, the Department of Natural Resources and Mines, the Department of State Development and the Department of Agriculture and Fisheries.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Establishment of Queensland CarbonPlus Fund	1,024	4,876	2,500	—	—

The Government has provided additional funding of $8.4 million over three years to establish a carbon offset fund to develop the capacity of Indigenous communities to participate in commercial carbon offset markets. The CarbonPlus Fund will offset two years of emissions generated by the Queensland Government vehicle fleet.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Protected Area Outcomes	—	3,194	—	—	—

The Government is providing increased funding of $3.2 million in 2017-18to finalise the Protected Area Strategy and continue the Nature Refuges Program, including the NatureAssist Program, which provides incentives to landowners to conserve high value habitat on privately owned land.

47

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Implementing Queensland’s Container Refund Scheme & Plastic Bag Ban	—	2,500	—	—	—

The Government is providing additional funding of $2.5 million in 2017-18for the implementation of a Container Refund Scheme and a ban on plastic bags as part of the Advancing Queensland’s Waste Reform Agenda.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Indigenous Land and Sea Rangers - Building Jobs From Country For Country	—	945	1,890	2,630	2,630

The Government is providing increased funding of $8.1 million over four years to expand the Indigenous Land and Sea Rangers Program from 75 to 100 positions. The program delivers skilled Indigenous jobs and protects environmental and cultural heritage values in some of Queensland’s most environmentally significant and iconic landscapes.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Sustainable Businesses Partnership	—	916	—	—	—

The Government is providing additional funding of $916,000 in 2017-18for a sustainable business partnership to develop a program that supports small and medium sized businesses achieve resource efficiencies and environmental innovation.

48

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Aurukun Heightened Response - Junior Rangers Cultural Camp and Pathway to a Ranger Career	315	655	655	655	655

The Government has provided additional funding of $2.9 million over five years and $655,000 per annum ongoing to engage Aurukun youth and young adults in schools, training and career pathways in conservation and land management.

Further funding can be found in the Department of Aboriginal and Torres Strait Islander Partnerships, Department of Communities, Child Safety and Disability Services, Department of Justice and Attorney-General and the Queensland Police Service sections of this chapter.

This forms part of the Government’s overall package of $13.3 million over five years provided to address safety, support the community and improve employment outcomes. Further details of this package can be found in Chapter 1 Overview.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Advancing Queensland’s Waste Reform Agenda	—	—	—	—	—

Funding of $3 million over two years from 2017-18 is being reprioritised by the department to promote recycling and waste diversion industries, leading to a reduction in waste going to landfill and greater reuse of materials.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Coordinated Per- and Poly-fluroalkyl Substances (PFAS) Contamination Management	—	—	—	—	—

Funding of $1.4 million over three years from 2017-18 is being reprioritised by the department to provide legal and technical advice in the identification and management of historical fire-fighting foam pollution across Queensland.

49

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Mine Rehabilitation Reform	—	—	—	—	—

Funding of $2.7 million over three years from 2017-18 is being reprioritised by the department to develop and implement an enhanced regulatory framework under the Environmental Protection Act 1994 to improve rehabilitation standards of mined land across Queensland.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Reef Water Quality Program 2017-2022	—	—	—	—	—

The Government is providing increased funding of $88.5 million over five years from 2017-18, held centrally, for the Great Barrier Reef Water Quality Program, as part of the Queensland Government’s commitments the protection of the Great Barrier Reef.

This is part of a comprehensive Great Barrier Reef Water Quality Program across several agencies totalling $175 million over five years from 2017-18. It will support the continuation of critical programs to assist working towards the achievement of water quality targets, including Best Practice Management programs, provision of economic support and decision-making tools for agricultural producers, the Paddock to Reef program and the Natural Resource Management Program for Reef Water Quality. This is in addition to the $100 million provided over five years from 2015-16 to address the recommendations arising from the Great Barrier Reef Water Science Taskforce.

The Department of Environment and Heritage Protection, the Department of Natural Resources and Mines, the Department of Agriculture and Fisheries, the Department of Science, Information Technology and Innovation and private sector partners will work in collaboration to deliver the program.

50

Budget Measures 2017-18

Department of Housing and Public Works

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Housing Strategy	—	5,492	41,538	42,142	32,337

The Government is providing additional funding of $121.5 million over four years from 2017-18 to support delivery of the Queensland Housing Strategy 2017-2027. Further funding of $29.2 million, from the discontinuation of the last round of the National Rental Affordability Scheme program, has been reallocated internally by the department to support this measure.

Total funding of $1.795 billion over 10 years for the Queensland Housing Strategy 2017-2027 will boost the supply of social and affordable housing to respond to population growth and housing affordability pressures, leverage private industry and local government support, and enable reforms to the housing services and support system. This forms part of the Government’s ten year $1.835 billion funding package for housing and homelessness.

The capital component of this measure can be found in Chapter 3 Capital Measures. Further details of the housing and homelessness package can be found in Chapter 1 Overview.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
National Partnership Agreement on Homelessness	—	29,424	—	—	—

The Australian Government will provide funding of $29.4 million in 2017-18 to renew the National Partnership Agreement on Homelessness to 30 June 2018. The Queensland Government will provide matched funding of $29.4 million in 2017-18. The Agreement will prioritise front line service delivery to support victims of domestic violence and improve services for young people at risk of homelessness.

51

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Government Employee Housing	—	11,500	11,500	—	—

The Government will provide increased funding of $23 million over two years from 2017-18 to further carry out backlog maintenance on the Government employee housing portfolio.

This measure is part of a larger program of works for the government employee housing portfolio. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Community Assistance Fund for Complying with Queensland’s Smoke Alarm Laws	300	4,700	—	—	—

The Government has provided additional funding of $5 million over two years for a one off rebate to assist eligible Queenslanders to have smoke alarms that are compliant with Queensland’s new smoke alarm laws installed in their residential property.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Community Service Workers Award Wage Increases	—	959	2,592	4,249	4,896

The Government is providing additional funding of $12.7 million over four years in recognition of increases to award rates for social and community service employees arising from Fair Work Australia’s 2012 Equal Remuneration Order. The funding will be allocated on a prioritised basis to non-government service providers which support dependent and vulnerable Queenslanders. Further details of this funding can be found in the Queensland Health, Department of Communities, Child Safety and Disability Services, and Department of Justice and Attorney-General sections of this chapter.

This forms part of the Government’s overall package of $137.7 million over four years from 2017-18, with $52 million ongoing from 2020-21, which will significantly contribute to the sustainability of the non-government sector. Further details of this package are in the Overview section at the front of this paper.

52

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Cairns Convention Centre Expansion	—	—	—	—	—

Funding of $1 million in 2017-18 is being internally reallocated by the department for development of a business case for expansion of the Cairns Convention Centre. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Gold Coast Convention and Exhibition Centre development proposal	—	—	—	—	—

Funding of $1 million in 2017-18 is being internally reallocated by the department for development of a business case for expansion of the Gold Coast Convention and Exhibition Centre.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Household Disaster Resilience	—	—	—	—	—

The Government is providing $20 million over two years, held centrally, for a household natural disaster resilience program. Stage one of this program will involve matching of Government and private sector data sets to identify those high risk areas in Queensland where household mitigation measures, as opposed to Government mitigation works, could be effective in preventing or reducing the damage caused by natural disasters.

53

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Improving Security of Payment for Subcontractors in the Building and Construction Industry	1,700	—	—	—	—

The Government has provided additional funding of $1.7 million in 2016-17 to promote public awareness of the government’s reform agenda to improve security of payment for subcontractors in the building and construction industry.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Re-establishment of the Drug Court	—	—	—	—	—

Funding of $2.6 million over four years commencing 2017-18 has been reprioritised to reintroduce the Drug Court as per the election commitment and provide referral and support services.

This forms part of the Government’s total package of $32.6 million over four years ($22.7 million new funding and $9.9 million reprioritised funding) to reinstate the Drug Court and provide referral and support services. Further details of this funding can be found in the Department of Justice and Attorney-General, Queensland Health and Queensland Police Service sections of this chapter.

The capital component of this measure can be found in the Department of Justice and Attorney-General section of Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Restoration and Upgrade of Old Museum Building	—	—	—	—	—

Funding of $3 million is being internally reallocated by the department in 2017-18. This includes $1.5 million to undertake urgent repairs to meet ongoing statutory workplace health and safety and building code compliance to the Old Museum Building and funding of $1.5 million to develop a business case to determine future use and sustainability of the building.

54

Budget Measures 2017-18

Department of Infrastructure, Local Government and Planning

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Works for Queensland	120,000	180,000	100,000	—	—

The Government has provided additional funding of $400 million over three years from 2016-17 for the Works for Queensland program, supporting local governments outside South East Queensland that are facing unemployment issues to undertake job-creating maintenance and minor infrastructure works. This funding includes an additional $200 million in this Budget, building on the $200 million announced in the 2016-17 MYFER.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Indigenous Water Infrastructure Program	30,000	30,000	30,000	30,000	—

The Government has provided additional funding of $120 million over four years from 2016-17 for water, wastewater and solid waste infrastructure in Indigenous communities and to develop options for a long-term infrastructure program in Indigenous communities.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Cross River Rail Delivery Authority Operating Budget	—	20,000	—	—	—

The Government is providing increased funding of $20 million in 2017-18 to the Cross River Rail Delivery Authority to continue preliminary work on the Cross River Rail project.

55

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Maturing the Infrastructure Pipeline Stage 2	—	10,000	—	—	—

The Government is providing increased funding of $10 million in 2017-18 to assist local governments with strategic infrastructure planning.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Townsville Water Security Measures	—	10,000	15,000	100,000	100,000

The Government is providing increased funding of $225 million over four years from 2017-18 to assist with Townsville water security measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Regional Planning Program	—	5,000	5,000	—	—

The Government is providing additional funding of $10 million over two years from 2017-18 to enable a strategic environmental assessment and to provide for land monitoring across South East Queensland.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
State Government Financial Aid	—	3,370	3,454	3,540	3,628

The Government is providing increased funding of $3.4 million in 2017-18, then escalated in future years to raise the State’s financial contribution in meeting costs incurred by Indigenous Councils in the provision of local government services.

56

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Cities Transformation Taskforce	2,000	2,988	1,914	1,963	1,971

The Government has provided additional funding of $12.8 million over six years from 2016-17 for ongoing work of the Cities Transformation Taskforce in leading the State’s negotiations with the Australian and local governments on the Smart Cities Plan and City Deals.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Fluoridation Infrastructure Grants Program	—	2,500	2,500	—	—

The Government is providing additional funding of $5 million over two years from 2017-18 to assist smaller local governments with infrastructure costs associated with the introduction of fluoridation.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Disaster Resilience	—	—	—	—	—

The Government will provide increased funding of $18 million over three years from 2018-19 held in contingency pending the Commonwealth signing and funding an extension of the National Partnership Agreement on Disaster Resilience for those years.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
State Assessment Referral Agency	—	—	—	8,000	8,000

The Government will provide increased funding of $8 million per annum from 2019-20 ongoing to continue the work of the State Assessment Referral Agency.

57

Budget Measures 2017-18

Department of Justice and Attorney-General

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Expansion of Prison Infrastructure for Women Prisoners	—	457	2,104	4,333	4,484

The Government is providing increased funding of $11.4 million over four years, and ongoing funding of $4.5 million per annum to operate additional beds at the Brisbane Women’s Correctional Centre.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Capricornia Correctional Centre Expansion	—	400	400	400	1,000

The Government is providing additional funding of $2.2 million over four years for the Capricornia Correctional Centre expansion.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Parole System Review - Immediate Reforms	500	39,437	47,162	49,373	52,828

The Government has provided additional funding of $249 million over six years ($59.7 million for 2021-22) to overhaul Queensland’s parole system to make the community safer including stricter supervision of parolees and improved rehabilitation of offenders.

This measure is part of a larger program reforming the Queensland Parole System, with total funding of $265 million over six years. Further details of this funding can be found in the Queensland Health section of this chapter.

The capital component of this measure can be found in Chapter 3 Capital Measures.

58

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Transition of 17 year olds to the Youth Justice System	—	38,051	42,597	43,764	44,823

The Government is providing additional funding of $169.2 million over four years, and ongoing funding of $44.8 million per annum to transition 17 year olds from Queensland’s adult justice system to the youth justice system.

This forms part of the Government’s total package of $199.6 million over four years to transition 17 year olds to the youth justice system. Further details of this funding can be found in the Queensland Police Service and Queensland Health sections of this chapter and the Department of Justice and Attorney-General section of Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Domestic and Family Violence Response - Specialist Domestic and Family Violence Courts	—	10,183	7,718	8,689	8,530

The Government is providing increased funding of $35.1 million over four years (which includes allocation of funding held in a whole-of-Government contingency in the 2016-17 Budget), and ongoing funding of $8.5 million per annum to continue the specialist Domestic and Family Violence court in Southport as well as further rollout to Beenleigh and Townsville, including circuit courts to Mount Isa and Palm Island. This includes increased funding for courts, magistracy, Legal Aid Queensland and Queensland Corrective Services to support the specialist domestic and family violence court expansion.

This forms part of the Government’s total package of $69.5 million over four years to rollout Specialist Domestic and Family Violence Courts, which includes $40.4 million over four years provided as a whole-of-Government contingency for this measure in the 2016-17 Budget. Further details of this package can be found in the Department of Communities, Child Safety and Disability Services and Queensland Police Service sections of this chapter and the Department of Justice and Attorney-General section of Chapter 3 Capital Measures.

This forms part of the Government’s overall package to respond to the Not Now, Not Ever report since the 2015-16 Budget.

59

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Youth Detention in Queensland	—	6,214	6,509	6,670	6,834

The Government is providing additional funding of $26.2 million over four years, and ongoing funding of $6.8 million per annum, to implement the Government response to the recommendations of the Independent Review of Youth Detention in Queensland, to improve practices and services pivotal to the safety, wellbeing and rehabilitation of young people in youth detention.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Blue Card Efficiency Savings	—	5,000	—	—	—

The Government is providing increased funding of $5 million in 2017-18 for savings not realised from Blue Card Services by the former Government as part of the commitment to protect jobs and maintain the integrity of the Blue Card System. This will enable Blue Card Services to continue current staffing and capability levels.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Re-establishment of the Drug Court	—	3,988	5,225	6,448	6,527

The Government is providing increased funding of $22.2 million over four years, and ongoing funding of $6.5 million per annum to reintroduce the Drug Court as per the election commitment and to provide referral and support services.

This forms part of the Government’s total package of $32.6 million over four years ($22.7 million new funding and $9.9 million reprioritised funding) to reinstate the Drug Court and provide referral and support services. Further details of this funding can be found in the Department of Housing and Public Works, Queensland Health and Queensland Police Service sections of this chapter.

The capital component of this measure can be found in Chapter 3 Capital Measures.

60

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Community Youth Response - Townsville	—	3,151	3,617	—	—

The Government is providing increased funding of $6.8 million over two years to continue with the Government’s critical intervention strategies under the Community Youth Response initiative in Townsville. Additional funding of $500,000 is being internally reallocated by the department in 2017-18 to fund this measure. Further details of this initiative can be found in the Queensland Police Service section of this chapter.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Aurukun Heightened Response - Youth and Adult Prisoner Reintegration	403	598	—	—	—

The Government has provided additional funding of $1 million over two years to coordinate and support young people entering and exiting detention and to provide comprehensive pre and post release support to adult offenders returning to Aurukun, including a dedicated re-entry service.

Further details of this funding can be found in the Department of Aboriginal and Torres Strait Islander Partnerships, Department of Communities, Child Safety and Disability Services, Department of Environment and Heritage Protection, and the Queensland Police Service sections of this chapter.

This forms part of the Government’s overall package of $13.3 million over five years provided to address safety, support the community and improve employment outcomes. Further details of this package can be found in the Overview section of this paper.

61

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Coroners Court of Queensland Demand Pressures	—	331	—	—	—

The Government is providing additional funding of $331,000 in 2017-18 to support the coronial inquest into deaths at Dreamworld.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Community Services Workers Award Wage Increases	—	268	724	1,186	1,366

The Government is providing additional funding of $3.5 million over four years in recognition of increases to award rates for social and community service employees arising from Fair Work Australia’s 2012 Equal Remuneration Order. The funding will be allocated on a prioritised basis to non-government service providers which support dependent and vulnerable Queenslanders. Further details of this funding can be found in the Department of Communities, Child Safety and Disability Services, Queensland Health and Department of Housing and Public Works sections of this chapter.

This forms part of the Government’s overall package of $137.7 million over four years from 2017-18, with $52 million ongoing from 2020-21, which will significantly contribute to the sustainability of the non-government sector. Further details on this package can be found in the Overview section of Chapter 1.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Office of the Director of Public Prosecutions - Confiscations Unit	—	255	489	501	514

The Government is providing increased funding of $1.8 million over four years, and ongoing funding of $514,000 per annum for litigation to confiscate the proceeds of crime under the Criminal Proceeds Confiscation Act 2002.

62

Budget Measures 2017-18

Department of National Parks, Sport and Racing

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Funding to prepare and scuttle ex-HMAS Tobruk	1,500	6,000	500	—	—

The Government has provided additional funding of $8 million over three years to prepare and scuttle the ex-HMAS Tobruk in Queensland waters to create a world class dive site and deliver a major piece of tourism infrastructure for regional Queensland. The funding is complemented by $2.3 million from local regional councils.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Stadiums Queensland	—	4,973	5,085	5,200	5,316

The Government is providing increased funding of $20.6 million over four years to Stadiums Queensland to enhance the management of the State’s premier sporting facilities.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Revitalising National Parks	—	2,500	2,500	—	—

The Government is providing increased funding of $5 million over two years towards service and infrastructure programs that will enhance nature based and cultural tourism opportunities and the management of the State’s national parks to maintain the breadth and quality of visitor experiences.

The capital component of this measure can be found in Chapter 3 Capital Measures.

63

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Female Friendly Facilities Program	—	2,000	—	—	—

The Government is providing an additional $2 million for a Queensland first grants program to deliver female friendly facilities. A further $13 million is being internally reprioritised, bringing total funding for the measure to $15 million over two years.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Great Barrier Reef Joint Field Management Program	—	—	429	437	446

The Government will provide increased funding of $1.3 million over three years and ongoing funding of $446,000 per annum (matched by the Australian Government) to support the operations of an additional long range high speed patrol vessel for the Great Barrier Reef Joint Field Management Program to protect and maintain marine and island ecosystems and tourism infrastructure in the Great Barrier Reef.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland State Netball Centre	4,000	—	—	—	—

The Government has provided increased funding of $4 million in 2016-17 for significant enhancements to the development and construction of the Queensland State Netball Centre to ensure a state of the art facility is delivered for the benefit of Queensland’s netball community.

Total funding for the Queensland State Netball Centre is $44 million with the Queensland Government providing $34 million and the Australian Government contributing $10 million.

64

Budget Measures 2017-18

Department of Natural Resources and Mines

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Texas Silver Mine Site	1,590	7,502	—	—	—

The Government has provided increased funding of $9.1 million over two years for the ongoing management of the disclaimed Texas Silver Mine site.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Strategic Resources Exploration Program	—	3,500	7,000	7,000	2,500

The Government is providing additional funding of $20 million over four years for the Strategic Resources Exploration Program. The funding will support initiatives targeted at the North West Minerals Province and further develop and diversify the Queensland resources sector.

This forms part of the Government’s overall package of $39 million over four years across several departments to deliver initiatives to support the North West Minerals Province. Further details can be found in the Department of State Development, Department of Communities, Child Safety and Disability Services and the Department of the Premier and Cabinet sections of this chapter, as well as the Department of Natural Resources and Mines section of Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Coal Mine Workers’ Health Scheme	2,457	1,280	—	—	—

The Government has provided additional funding of $3.7 million over two years to respond to the independent review of the respiratory component of the Coal Mine Workers’ Health Scheme.

65

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Linc Energy Mine Site	2,072	743	795	827	864

The Government has provided additional funding of $5.3 million over five years to undertake preliminary rehabilitation works, provide management and operational oversight of the Linc Energy mine site.

This forms part of the Government’s overall package of $36.3 million over five years. Further details can be found in Chapter 3 Capital Measures and in the Department of Environment and Heritage Protection section of this chapter and Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Natural Resources Investment Program	—	—	10,000	10,506	10,769

The Government will provide additional funding of $42.3 million over four years from 2018-19 for the Natural Resources Investment Program. This funding will help support the sustainable management of Queensland’s water, land and vegetation resources.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Reef Water Quality Program 2017-2022	—	—	—	—	—

The Government is providing increased funding of $88.5 million over five years, held centrally, for the Great Barrier Reef Water Quality Program, as part of the Queensland Government’s commitments the protection of the Great Barrier Reef.

This is part of a comprehensive Great Barrier Reef Water Quality Program across several agencies totalling $175 million over five years from 2017-18. It will support the continuation of critical programs to assist working towards the achievement of water quality targets, including Best Practice Management programs, provision of economic support and decision-making tools for agricultural producers, the Paddock to Reef program and the Natural Resource Management Program for Reef Water Quality. This is in addition to the $100 million provided over five years from 2015-16 to address the recommendations arising from the Great Barrier Reef Water Science Taskforce.

The Department of Environment and Heritage Protection, the Department of Natural Resources and Mines, the Department of Agriculture and Fisheries, the Department of Science, Information Technology and Innovation and private sector partners will work in collaboration to deliver the program.

66

Budget Measures 2017-18

Department of Science, Information Technology and Innovation

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
One-Stop Shop	10,992	20,000	—	—	—

The Government has provided increased funding of $31 million over two years to continue the One-Stop Shop program which is focused on delivering improvements to frontline services, encouraging innovation and better services for citizens and businesses.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Digital Archive Program - Phase 1	—	5,016	7,685	—	—

The Government is providing additional funding of $12.7 million over two years for the first phase of the four year Digital Archive Program. The program aims to develop and implement a whole-of-Government digital archiving solution for permanent value digital records.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Science ICT Remediation and Renewal Program - Phase 1	—	3,300	—	—	—

The Government is providing additional funding of $3.3 million in 2017-18for the first phase of the Science ICT Remediation and Renewal Program. The program aims to secure science ICT that supports services across Government. The capital component of this measure can be found in Chapter 3 Capital Measures.

67

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Open Data Policy and Action Plan	—	543	509	—	—

The Government is providing additional funding of $1.1 million over two years to implement the co-designed Queensland Government Open Data Policy Statement and Action Plan. The goal of the policy and action plan is to improve access to free, accurate, accessible and well-managed government data to encourage the growth of new and innovative creative services, projects and businesses in Queensland.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Advance Queensland - Ignite Ideas Fund	—	—	—	—	—

The Government is reallocating $10 million over three years from within the $420 million Advance Queensland Program to the popular Advance Queensland Ignite Ideas Fund. Ignite Ideas supports Queensland small to medium enterprises and startups to commercialise their new products and services.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Reef Water Quality Program 2017-2022	—	—	—	—	—

The Government is providing increased funding of $88.5 million over five years, held centrally, for the Great Barrier Reef Water Quality Program, as part of the Queensland Government’s commitment to the protection of the Great Barrier Reef.

This is part of a comprehensive Great Barrier Reef Water Quality Program across several agencies totalling $175 million over five years from 2017-18. It will support the continuation of critical programs to assist working towards the achievement of water quality targets, including Best Practice Management programs, provision of economic support and decision-making tools for agricultural producers, the Paddock to Reef program and the Natural Resource Management Program for Reef Water Quality. This is in addition to the $100 million provided over five years from 2015-16 to address the recommendations arising from the Great Barrier Reef Water Science Taskforce.

The Department of Environment and Heritage Protection, the Department of Natural Resources and Mines, the Department of Agriculture and Fisheries, the Department of Science, Information Technology and Innovation and private sector partners will work in collaboration to deliver the program.

68

Budget Measures 2017-18

Department of State Development

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Made in Queensland	170	13,670	6,160	—	—

The Government has provided $20 million over three years in grant funding to support Queensland’s manufacturing industry. Government will work with small and medium manufacturing enterprises to help them to increase their international productivity and competitiveness, and adopt innovative processes and technologies.

The Department of State Development and Queensland Treasury are jointly responsible for this initiative.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Supporting Major State Development Projects	—	11,477	13,142	(1,250)	(1,250)

The Government is providing increased funding of $20.9 million over five years to continue work on the Queen’s Wharf Brisbane development.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Supporting the Office of the Coordinator-General	—	4,231	4,357	4,431	4,443

The Government is providing $17.5 million over four years, and $4.4 million ongoing, to support the functions of the Office of the Coordinator-General. This includes the planning, delivery and coordination of large-scale and complex projects, and management of associated environmental impacts.

69

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Advance Queensland - 10-year Priority Industry Roadmaps and Action Plans	—	3,000	4,000	4,000	4,000

The Government is providing increased funding of $15 million over four years to implement the Advance Queensland Priority Industry Roadmaps and Action Plans, which will support growth and diversification of Queensland’s economy.

This measure builds on the $405 million Advance Queensland program, taking the total investment in Advance Queensland to $420 million.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Regional Facilitation Teams	375	750	375	—	—

The Government has provided $1.5 million over three years for the Regional Facilitation Teams to identify and facilitate private sector investment and infrastructure development opportunities, including projects for consideration under the Jobs and Regional Growth Fund. The Regional Facilitation Teams initiative has total funding of $2 million. Further funding can be found in the Queensland Treasury section of this chapter.

This initiative is part of the $200 million Jobs and Regional Growth Package, targeted at growing regional economies and employment, as announced in the 2016-17 Mid Year Fiscal and Economic Review.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Strategic Blueprint for Queensland’s North West Minerals Province	—	320	320	320	320

The Government is providing additional funding of $1.3 million over four years to establish a dedicated government team in the North West Minerals Province. The team and these positions will provide a clear focus on economic diversification, improved access to employment and training services, and engagement with key stakeholders and other levels of government in blueprint implementation and integrated and appropriate service delivery.

70

Budget Measures 2017-18

This forms part of the Government’s overall package of $39 million over four years across several departments to deliver initiatives to support the North West Minerals Province. Further details can be found in the Department of the Premier and Cabinet, Department of Communities, Child Safety and Disability Services and the Department of Natural Resources and Mines section of this Chapter, as well as the Department of Natural Resources and Mines section of Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Jobs and Regional Growth Fund	—	—	—	—	—

The Government has provided $130 million for the Jobs and Regional Growth Fund over three years from 2016-17. The fund will facilitate private sector projects and create employment and economic growth opportunities in regional Queensland and focuses on regions with higher than average unemployment. The fund will provide one-off financial assistance ranging from $100,000 to over $10 million in either direct grants or relief of State charges on a case-by-case basis. Queensland Treasury and the Department of State Development are jointly responsible for the fund. This initiative can also be found in the Queensland Treasury section of this chapter.

This initiative is part of the $200 million Jobs and Regional Growth Package, targeted at growing regional economies and employment, as announced in the 2016-17 Mid Year Fiscal and Economic Review.

71

Budget Measures 2017-18

Department of the Premier and Cabinet

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Museum - Sciencentre Transformation	5,000	4,360	—	—	—

The Government has provided additional funding of $9.4 million over two years with a further $1.6 million internally reallocated to transform the Sciencentre at the Queensland Museum into a cutting-edge, interactive Science, Technology, Engineering and Mathematics (STEM) centre to inspire the next generation of Queenslanders.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Action On Ice	—	3,150	—	—	—

The Government is providing additional funding of $3.2 million in 2017-18 for an information awareness campaign to enhance public awareness of the nature and effects of crystal methamphetamine (Ice) as part of the Action on Ice package.

The Action on Ice package is a total of $18 million over four years to tackle the harmful use and effects of Ice in Queensland. Further details can be found in the Department of Communities, Child Safety and Disability Services, Queensland Health and Queensland Police Service sections of this chapter.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Museum - State Collection Care and Preservation	850	3,150	3,150	3,150	3,150

The Government has provided additional funding of $13.5 million over five years and $3.2 million per annum ongoing to meet the Queensland Museum’s statutory obligations relating to the care and preservation of the State Collection.

72

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Indigenous Performance	—	2,050	—	—	—

The Government is providing additional funding of $2.1 million in 2017-18 to implement a dedicated arts incubator space for start-up Indigenous performance companies and to invest in new dance commissions performed at the Cairns Centre of Contemporary Arts and within Indigenous communities.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Investing in Regional Arts	—	2,000	1,500	1,500	1,500

The Government is providing additional funding of $6.5 million over four years for Indigenous and regional arts initiatives, which will employ dedicated regionally based arts officers and provide increased community and Indigenous arts activities across the State.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Rockhampton Art Gallery	—	2,000	—	—	—
The Government is providing additional funding of $2 million in 2017-18 towards the planned relocation of the Rockhampton Art Gallery.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Building Social Cohesion	—	1,964	1,814	1,814	1,814

The Government is providing increased funding of $7.4 million over four years to build social cohesion in Queensland. This includes a state-wide communication and engagement campaign as well as supporting community-driven activities and targeted engagement with specific communities to support and strengthen communities in regional areas of Queensland.

73

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Family and Child Commission - Responsive Child Protection System	—	700	114	114	114

The Government is providing additional funding of $1 million over four years from 2017-18 to respond to legislative requirements to support a responsive child protection system. Further funding of $1.1 million in 2016-17 has been internally reallocated by the department.

This forms part of a $2.9 million package, which includes $800,000 in additional capital for a project to enhance the Queensland Child Death Register and reporting capability, including an ICT upgrade and migration and entry of data from existing systems and files.

Further details can be found in Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Domestic and Family Violence Response - Evaluation Framework	—	611	781	381	366

The Government is providing increased funding of $2.1 million over four years to implement a detailed framework to evaluate the outcomes and effectiveness of the Domestic and Family Violence Prevention Strategy. This forms part of the Government’s overall package to respond to the Not Now, Not Ever report since the 2015-16 Budget.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Strategic Blueprint for Queensland’s North West Minerals Province	—	—	—	—	—

The Government is providing additional funding of $10 million over two years (2017-18 and 2018-19) to support the North West Minerals Province centred around Mount Isa and Cloncurry and surrounds. This supports the region by facilitating continued resources sector development, promoting greater diversification of the regional economy and creating employment opportunities, and working with businesses and communities to deliver integrated and appropriate services. Funding is to be held centrally subject to finalisation of the Strategic Blueprint.

This forms part of the Government’s overall package of $39 million over four years across several departments to deliver initiatives to support the North West Minerals Province.

74

Budget Measures 2017-18

Further details can be found in the Department of State Development, Department of Communities, Child Safety and Disability Services and the Department of Natural Resources and Mines section of this chapter, as well as the Department of Natural Resources and Mines section of Chapter 3 Capital Measures.

75

Budget Measures 2017-18

Department of Tourism, Major Events, Small Business and the Commonwealth Games

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Major Events funding for Tourism and Events Queensland (TEQ)	5,400	4,775	—	—	—

The Government has provided additional funding of $10.2 million over two years for TEQ to secure major events for Queensland. This funding supports the Advancing Tourism 2016-20: Growing Queensland Jobs Strategy by attracting and growing events as one of the key strategies to capitalise on Queensland’s growing tourism industry and increase market share.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Continuation of the funding guarantee for Tourism and Events Queensland (TEQ)	—	—	—	—	47,052

The Government will provide increased funding of $47.1 million in 2020-21 to continue the restoration of funding to TEQ. This will allow TEQ to continue to carry out its core functions including promoting Queensland destinations and driving tourism growth.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Tourism and Small Business Recovery Package	—	12,200	—	—	—

The Government is providing additional funding of $8.2 million for a Tourism and Small Business Recovery Package as part of the Operation Queensland Plan: State Recovery Plan 2017-19. Under this package, tourism and other small businesses within cyclone affected areas of the Whitsunday region may access: grants to help small businesses recover, rebuild and employ; a recovery fund targeted at rebuilding tourism infrastructure; or the ‘Go Local - keep Queensland going strong’ campaign to encourage Queenslanders to buy from local businesses. The Australian Government will provide $4 million and funding of $100,000 has also been reprioritised by the department internally to fund this measure.

76

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Young Tourism Leaders Network	75	150	75	—	—

The Government has provided additional funding of $300,000 over three years to fund the Young Tourism Leaders Network. The network is part of the Advancing Tourism 2016-20: Growing Queensland Jobs Strategy. It provides assistance to young people working in the tourism industry, to help them become leaders who will encourage and inspire youth and promote career pathways in tourism.

This initiative is part of the $200 million Jobs and Regional Growth Package, targeted at growing regional economies and employment, as announced in the 2016-17 Mid Year Fiscal and Economic Review.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Cyclone Recovery Marketing Program	1,500	—	—	—	—

The Government has provided additional funding of $500,000 for a promotional campaign to assist Queensland’s tourism industry to recover from the effects of Severe Tropical Cyclone Debbie. The Australian Government contributed $1 million and further funding of $500,000 was reprioritised by Tourism and Events Queensland internally to fund this measure, bringing total funding for this measure to $2 million.

77

Budget Measures 2017-18

Department of Transport and Main Roads

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Personalised Transport Reforms Industry Adjustment Assistance Package	40,000	61,770	—	—	—

The Government has provided additional funding of $101.8 million over two years for the Personalised Transport Reforms Industry Adjustment Assistance Package. The funding will be used to help taxi and limousine licence holders adjust to more competition and take advantage of new opportunities without a fare levy. Funding will also cover the cost to implement and administer the booking entity authorisation for its first year of implementation and to waive the cost of the Taxi Industry Security Levy for 2017-18 to further minimise the financial burden on the taxi industry.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Rail Transport Services	—	51,024	51,266	53,333	55,465

The Government is providing increased funding of $211.1 million over four years from 2017-18 and $55.5 million ongoing to supplement the provision of rail transport services.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Transport Service Contract	—	25,000	—	—	—

The Government is providing increased funding of $25 million in 2017-18 for the Transport Service Contract with Queensland Rail. The funding will be used to offset costs associated with the implementation of the recommendations of the Strachan Commission of Inquiry.

78

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Continuation of the Local Fare Scheme and a Trial Period for the Western Cape and Gulf	—	6,034	4,233	—	—

The Government is providing increased funding of $10.3 million over two years from 2017-18. This includes funding of $8.3 million over two years to continue the current scheme to improve access to critical services in Cape York and Torres Strait regions, and $2 million in 2017-18 to expand the program to the Western Cape and Gulf for a trial period. The scheme will assist with affordability of air travel in these regional and remote low socio-economic communities.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
CityTrain Response Unit	3,517	3,704	1,540	—	—

The Government has provided additional funding of $8.8 million over three years to support the operation of the CityTrain Response Unit.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Maritime Safety Activities	2,315	3,388	2,456	2,527	2,604

The Government has provided additional funding of $13.3 million over five years for maritime safety activities. This is fully offset by an increase in expected administered conservancy fee revenues. This funding will be used to meet additional costs as a result of increased shipping movements associated with the LNG industry, contributions to the Australian Maritime Safety Authority and a Great Barrier Reef and Torres Strait Vessel Traffic Service (REEFVTS) enhancement.

79

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Gold Coast Waterways Authority	—	1,980	1,980	1,980	1,980

The Government is providing increased funding of $2 million per annum to ensure that the Gold Coast Waterways Authority can deliver its capital and operational works programs.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Mornington Island Runway	4,500	—	—	—	—

The Government has provided additional funding of $4.5 million in 2016-17 towards repairing the Mornington Island runway. The Mornington Shire Council has provided a further $1.5 million, and additional funding of $2 million has also been reprioritised by the department internally to fund this measure.

80

Budget Measures 2017-18

Electoral Commission of Queensland

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Redistribution Information Letter	—	1,250	—	—	—

The Government is providing additional funding of $1.3 million in 2017-18 for letters to inform affected voters of electoral district redistributions.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Electronic Disclosure System	—	—	—	—	—

The Commission has internally reallocated funding of $1.1 million over five years from 2016-17 to maintain and support an Electronic Disclosure System (EDS). The capital component of this measure can be found in Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
SEMS Replacement Project	—	—	—	—	—

The Government is providing increased funding over four years to replace the Strategic Elections Management System (SEMS). SEMS is the primary operating system fundamental to electoral administration in Queensland.

Expenditure for this measure is subject to commercial negotiation with potential providers.

81

Budget Measures 2017-18

Legislative Assembly of Queensland

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Broadcast of Proceedings and Members’ Video on Demand Upgrade	73	—	—	—	—

The Government has provided additional funding of $73,000 in 2016-17 and reprioritised ongoing funding of $61,000 per annum from 2017-18 for software licensing costs and depreciation expense for an upgrade of the system delivering public broadcast of parliamentary and committee proceedings and related Video-on-Demand (VOD) media services delivered to Members.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Coal Workers’ Pneumoconiosis Select Committee	520	—	—	—	—

The Government has provided additional funding of $520,000 in 2016-17 to the Coal Workers’ Pneumoconiosis (CWP) Select Committee for the inquiry and reporting on the re-emergence of CWP among coal mine workers in Queensland.

82

Budget Measures 2017-18

Public Safety Business Agency

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Government Air Aircraft Maintenance and Compliance	—	3,267	—	—	—

The Government is providing additional funding of $3.3 million in 2017-18 to ensure Queensland Government Air’s compliance with new Civil Aviation Safety Authority training requirements and regulations. This funding enables Queensland Government Air to continue to support the emergency helicopter network across the state for search and rescue, natural disasters, police and aeromedical operations and provide fixed wing transport services for police, government and organ transfer. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Mount Isa Rotary Wing Base Maintenance	800	2,400	—	—	—

The Government has provided increased funding of $3.2 million over two years to maintain the Mount Isa rotary wing base until 30 June 2018. This funding allows LifeFlight to continue providing a range of helicopter rescue and aeromedical retrieval services to the people in Mount Isa and surrounding areas, ensuring the community has access to urgent aeromedical care when needed.

83

Budget Measures 2017-18

Queensland Fire and Emergency Services

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Fire and Emergency Service Certified Agreement 2016	2,366	4,362	4,989	—	—

The Government has provided additional funding of $11.7 million over three years for the cost of the Queensland Fire and Emergency Services Certified Agreement 2016. The agreement includes an annual increase to wages and the implementation of changes to pay points and allowances.

84

Budget Measures 2017-18

Queensland Health

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Herston Quarter Program	2,250	4,700	4,700	4,900	3,900

The Government has provided additional funding of $31.5 million over eight years for Metro North Hospital and Health Service (MNHHS) to manage and implement the delivery stage of the Herston Quarter Redevelopment Project; a private sector led mixed-use development within the Herston health precinct. The funding will enable MNHHS to ensure the successful delivery of the $1.1 billion private and public sector investment in the Herston Quarter, providing world-class health, bio-medical, retail and accommodation facilities.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Parole System Review - Immediate Reforms	—	3,000	3,000	3,000	3,000

The Government is providing increased funding of $3 million per annum from 2017-18 to enhance services for prisoners with acute mental health needs.

This measure is part of a larger program reforming the Queensland Parole System, with total funding of $265 million over six years. Further details can be found in the Department of Justice and Attorney-General section of this chapter and Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Community Services Workers Award Wage Increases	—	2,185	5,925	9,749	11,246

The Government is providing additional funding of $29.1 million over four years in recognition of increases to award rates for social and community service employees arising from Fair Work Australia’s 2012 Equal Remuneration Order. The funding will be allocated on a prioritised basis to non-government service providers which support dependent and vulnerable Queenslanders. Further details of this funding can be found in the Department of Communities, Child Safety and Disability Services, Department of Justice and Attorney-General and Department of Housing and Public Works sections of this chapter.

This forms part of the Government’s overall package of $137.7 million over four years from 2017-18, with $52 million ongoing from 2020-21, which will significantly contribute to the sustainability of the non-government sector. Further details on this package can be found in Chapter 1 Overview.

85

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Transition of 17 Year Olds to the Youth Justice System	—	1,500	1,500	1,500	1,500

The Government is providing increased funding of $1.5 million per annum for health-related services to support the transition of 17 year olds from Queensland’s adult justice system to the youth justice system.

This forms part of the Government’s total package of $199.6 million over four years to Transition 17 year olds to the Youth Justice System. Further details of this funding can be found in the Department of Justice and Attorney-General and Queensland Police Service sections of this chapter and the Department of Justice and Attorney-General section of Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Action on Ice	—	—	—	—	—

Funding of $3.3 million over four years is being internally reallocated by Queensland Health for a range of initiatives as part of the Action on Ice package. This funding will enhance the capacity of the Alcohol and Drugs Information Service, expand services provided under the Family Drug Support program, and provide additional training and resources to frontline service providers.

The Action on Ice package is a total of $18 million over four years to tackle the harmful use and effects of Ice in Queensland. Further details can be found in the Department of the Premier and Cabinet, Department of Communities, Child Safety and Disability Services and Queensland Police Service sections of this chapter.

86

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Operational Growth Funding	—	—	—	—	728,000

The Government will provide increased funding of $728 million in 2020-21 to support the ongoing growth in demand for health and ambulance services. The funding is based on growth in activity of four per cent for public hospital services and cost growth in line with the projected Consumer Price Index.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Re-establishment of the Drug Court	—	—	—	—	—

Funding of $3.7 million over four years from 2017-18 and $1.1 million per annum ongoing has been internally reallocated by Queensland Health for health-related services associated with the re-introduction the Drug Court.

This forms part of the Government’s total package of $32.6 million over four years ($22.7 million new funding and $9.9 million reprioritised funding) to reinstate the Drug Court and provide referral and support services. Further details can be found in the Department of Justice and Attorney-General, Department of Housing and Public Works and Queensland Police Service sections of this chapter and in Chapter 3 Capital Measures.

87

Budget Measures 2017-18

Queensland Police Service

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Police Service Certified Agreement 2016	15,165	22,097	29,275	—	—

The Government has provided additional funding of $66.5 million over three years for the cost of the Queensland Police Service Certified Agreement 2016. The agreement includes an annual increase to wages and recognises the increasing complexity of policing, including counter-terrorism, tackling serious organised crime, domestic and family violence and security for the 2018 Gold Coast Commonwealth Games.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Police for Counter Terrorism, Rapid Action and Patrols Group and other priority areas	—	6,253	8,481	8,688	8,899

The Government is providing increased funding of $32.3 million over four years from 2017-18 and $8.9 million per annum ongoing for an additional 30 Counter-Terrorism police officers and an additional 20 police officers for priority areas of need to tackle crime and improve community safety. Funding of $11.4 million over four years and $3.2 million ongoing has also been internally reprioritised by the department to provide 20 additional police officers for the Townsville Rapid Action and Patrols Group.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Camera Detected Offence Program	—	2,455	3,338	4,219	4,802

The Government is providing increased funding of $14.8 million over four years to target mobile speed cameras to areas of highest risk.

The funding under the Camera Detected Offence Program (CDOP) has been reprofiled to reflect expected revenues following the outcomes of the Queensland Audit Office review of the Camera Scheduling and Reporting System and is reviewed annually.

The Government is providing total increased funding of $45 million over four years across departments as part of CDOP. Further funding can be found in the Department of Transport and Main Roads and Queensland Police Service sections of Chapter 3 Capital Measures.

88

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Domestic and Family Violence Response - Specialist Domestic and Family Violence Courts	—	1,734	1,811	2,455	2,524

The Government is providing increased funding of $8.5 million over four years (which includes allocation of funding held in a whole-of-Government contingency in the 2016-17 Budget) and $2.5 million ongoing for additional prosecutorial staff to continue supporting the Specialist Domestic and Family Violence courts in Southport as well as further rollout to Beenleigh and Townsville (civil) including circuit courts to Mount Isa and Palm Island.

This forms part of the Government’s total package of $69.5 million over four years to rollout Specialist Domestic and Family Violence Courts, which includes $40.4 million over four years provided as a whole-of-Government contingency for this measure in the 2016-17 Budget. Further details of this funding can be found in the Department of Communities, Child Safety and Disability Services and Department of Justice and Attorney-General sections of this chapter and the Department of Justice and Attorney-General section of Chapter 3 Capital Measures.

This forms part of the Government’s overall package to respond to the Not Now, Not Ever report since the 2015-16 Budget.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Project Booyah	532	1,617	1,619	1,724	1,873

The Government has provided increased funding of $7.4 million over five years and ongoing funding of $1.9 million per annum to continue Project Booyah in nine locations. Project Booyah is an early intervention program for at risk young people which seeks to address participants’ disengagement with family, community and education, and reduce offending. Additional funding of $1.4 million per annum has also been internally reprioritised by the department to fund this measure.

89

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Transition of 17 year olds to the Youth Justice System	—	1,500	2,000	2,000	2,000

The Government is providing additional funding of $7.5 million over four years and ongoing funding of $2 million per annum for policing activities associated with an increased youth justice cohort.

This forms part of the Government’s total package of $199.6 million over four years to Transition 17 year olds to the Youth Justice System. Further details of this funding can be found in the Department of Justice and Attorney-General and Queensland Health sections of this chapter and the Department of Justice and Attorney-General section of Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Action on Ice - Roadside Drug Testing Program	—	972	969	1,096	1,045

The Government is providing increased funding of $4.1 million over four years to expand roadside drug testing by up to 12,500 tests per annum as part of the Action on Ice Package.

The Action on Ice Package is a total of $18 million over four years to tackle the harmful use and effects of Ice in Queensland. Further details can be found in the Department of the Premier and Cabinet, Department of Communities, Child Safety and Disability Services and Queensland Health sections of this chapter.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Aurukun Heightened Response - Aurukun Policing Model	854	569	—	—	—

The Government has provided increased funding of $1.4 million over two years to maintain high visibility policing in Aurukun until December 2017. This funding will enable an increased number of police and policing operations to ensure peace and good order in the community and support the delivery of the Government’s Aurukun Four-Point Plan.

Further details of this funding can be found in the Department of Aboriginal and Torres Strait Islander Partnerships, the Department of Communities, Child Safety and Disability Services, the Department of Environment and Heritage Protection and the Department of Justice and Attorney-General sections of this chapter.

90

Budget Measures 2017-18

This forms part of the Government’s overall package of $13.3 million over five years provided to address safety, support the community and improve employment outcomes. Further details of this package can be found in the Overview section of this paper.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Community Youth Response - Townsville	—	249	283	—	—

The Government is providing additional funding of $532,000 over two years to provide additional prosecutorial staff to support the Specialist High Risk Youth Court as part of the Government’s critical intervention strategies under the Community Youth Response in Townsville.

Further details of this funding can be found in the Department of Justice and Attorney-General section of this chapter.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Additional Civilian Prosecutors	—	—	—	—	—

Funding of $7.1 million over two years from 2016-17 has been internally reallocated by the department to provide additional prosecutorial staff across the State. These additional staff will assist Police Prosecution Corps to overcome significant increases in workload and ensure prosecutorial services meet the expectations of the community and the judiciary.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Operation Oscar Merchant	—	—	—	—	—

Funding of $906,000 in 2016-17 has been internally reallocated by the department for high visibility, targeted, and intelligence-based policing in Townsville as part of Operation Oscar Merchant. This Operation increased community safety and enabled the recommendations and findings of the Stronger Communities Action Group to be implemented.

91

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Re-Establishment of the Drug Court	—	—	—	—	—

Funding of $3.6 million over four years and $1 million ongoing has been internally reallocated by the department to provide additional prosecutorial staff to support the establishment of the Drug Court in Brisbane.

This forms part of the Government’s total package of $32.6 million over four years ($22.7 million new funding and $9.9 million reprioritised funding) to reinstate the Drug Court and provide referral and support services. Further details of this funding can be found in the Department of Housing and Public Works, Queensland Health and Department of Justice and Attorney-General sections of this chapter.

The capital component of this measure can be found in the Department of Justice and Attorney-General section of Chapter 3 Capital Measures.

92

Budget Measures 2017-18

Queensland Treasury

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Jobs and Regional Growth Fund	1,083	88,833	40,083	—	—

The Government has provided $130 million for the Jobs and Regional Growth Fund over three years as part of the broader $200 million Jobs and Regional Growth Package. The fund will facilitate private sector projects and create employment and economic growth opportunities in regional Queensland and focuses on regions with higher than average unemployment. The fund will provide one-off financial assistance ranging from $100,000 to over $10 million in either direct grants or relief of State charges on a case-by-case basis.

The fund will support regional growth and job creation, assist business to grow or expand in Queensland and target businesses and sectors such as agriculture, resources, tourism, manufacturing and construction. Queensland Treasury and the Department of State Development are jointly responsible for the fund. This initiative can also be found in the Department of State Development section of this chapter.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Back to Work - Regional Employment Package	—	50,000	—	—	—

The Government is providing increased funding of $50 million in 2017-18 to support continuation of the Back to Work regional program.

93

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Back to Work - South East Queensland	51	13,977	13,490	—	—

The Government has provided additional funding of $27.5 million over three years to administer a package of employer support payments in South East Queensland (SEQ). The package is designed to stimulate economic and labour market conditions in SEQ by giving businesses the confidence to employ youth and long-term unemployed. This is similar to the arrangement for regional Queensland employers under the current Back to Work Program.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland First Home Owners’ Grant	—	30,000	—	—	—

The Government is providing increased funding of $30 million in 2017-18 to extend the temporary increase in the Queensland First Home Owners’ Grant from $15,000 to $20,000 for a further six months. This will assist first home buyers to enter the housing market. The increased grant will be extended to eligible transactions entered into between 1 July 2017 and 31 December 2017 (both dates inclusive), being transactions for the purchase or construction of new houses, units or townhouses valued at less than $750,000.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Office of State Revenue - Transformation Program	—	8,731	14,269	11,850	7,941

The Government is providing additional funding of $49.2 million over five years to implement the Office of State Revenue Transformation Program. This will enable the delivery of an upgraded ICT platform and support improved revenue management services into the future. It is estimated that the program will result in a whole-of-government revenue increase of up to $197 million over the next five years.

The capital component of this measure can be found in Chapter 3 Capital Measures. The revenue component of this measure can be found in Chapter 4 Revenue Measures.

94

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Government partnership with the Mates in Construction program	500	500	—	—	—

The Government has provided additional funding of $1 million over two years to support the Mates in Construction Program. This program contributes to the stronger community awareness and capacity priority area by customising mental health and suicide prevention awareness, training and intervention services and programs to the needs of the construction industry.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Trade and Investment Strategy 2017-2022	1,302	9,711	8,273	7,949	7,762

The Government has provided additional funding of $35 million over five years to deliver 22 initiatives under the Advancing Trade and Investment - Queensland Trade and Investment Strategy 2017-22. The initiatives will help to boost exports, attract job-creating investment and strengthen Queensland’s regions.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Regional Facilitation Teams	125	250	125	—	—

The Government has provided $500,000 over three years for the Regional Facilitation Teams to identify and facilitate private sector investment and infrastructure development opportunities, including projects for consideration under the Jobs and Regional Growth Fund. The Regional Facilitation Teams initiative has total funding of $2 million. Further funding can be found in the Department of State Development section of this chapter.

This initiative is part of the $200 million Jobs and Regional Growth Package, targeted at growing regional economies and employment, as announced in the 2016-17 Mid Year Fiscal and Economic Review.

95

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Financial Assurance Framework Reform	—	—	—	—	—

The Government is providing additional funding of $39.4 million over five years from 2017-18 to implement the recommendations from the Financial Assurance Interdepartmental Committee, based on the report commissioned from the Queensland Treasury Corporation (“Review of Queensland’s Financial Assurance Framework”). This includes establishment of an interdepartmental project management office within Queensland Treasury to coordinate the whole-of-government program, including legislation and development of information systems, to implement the proposed reforms aimed at improving the management of the State’s rehabilitation risk.

The Government will be reimbursed for these costs from the contributions to be collected from the proposed new scheme.

In addition, the Department of Environment and Heritage Protection, the Department of Natural Resources and Mines and Queensland Treasury are contributing a total of $1.6 million over two years from existing resources to staff the project management office (which will not be recovered from the scheme).

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Social Benefit Bonds	—	—	—	—	—

The Government has entered into contracts with non-government organisations for two Social Benefit Bonds (SBBs) in 2017. The reoffending SBB will deliver services to 600 young people over 5 years aiming to reduce youth reoffending rates. The New Parent Infant Network (NEWPIN) SBB is focused on breaking the cycle of over representation of Aboriginal and Torres Strait Islander children in out-of-home care through working with families to safely reunite them with their children. Approximately 200 families are expected to be referred by the Department of Communities, Child Safety and Disability Services to the NEWPIN service. A third SBB transaction is currently in development and will target youth homelessness.

Other agencies will manage these contracts on behalf of the Government. Funding associated with this measure is commercial-in-confidence.

96

Budget Measures 2017-18

3	Capital Measures

Introduction

The following tables present the relevant portfolio capital measures relating to decisions taken since the 2016-17 Budget. This does not represent the full amount of additional funding provided to agencies since the 2016-17 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

97

Budget Measures 2017-18

Department of Aboriginal and Torres Strait Islander Partnerships

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Cape York Peninsula Tenure Resolution Program	—	3,000	—	—	—

The Government is providing increased funding of $3 million in 2017-18 for land acquisitions related to the Cape York Peninsula Tenure Resolution Program.

98

Budget Measures 2017-18

Department of Education and Training

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Advancing Queensland Schools Program	85,650	129,560	(15,210)	—	—

The Government has provided additional funding of $200 million over three years to build fit for purpose learning environments that support educational outcomes. This funding includes land acquisitions for new schools, new and refurbished school halls and accelerated capital projects including administration facilities and special education upgrades.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Building Future Schools Fund	—	28,000	75,000	115,000	100,000

The Government is providing additional funding of $500 million over five years from 2017-18 to address enrolment growth pressures in state schools.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Adolescent Mental Health Facilities	—	—	—	—	—

Funding of $639,000 in 2019-20 has been internally reallocated by the department for education and vocational program facilities as part of a new Adolescent Extended Treatment Facility at The Prince Charles Hospital and adolescent Day Program spaces at Logan and the Gold Coast. Total capital funding for new and upgraded adolescent mental health facilities is $68.9 million over four years.

This measure is part of the South East Queensland hospital and health infrastructure package, which totals $200.6 million over four years. Further details can be found in the Queensland Health section of this chapter.

99

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Six Full Cohorts - 2020 Ready	—	—	150,000	100,000	—

The Government will provide additional funding of $250 million over two years for new classrooms and other infrastructure in the State’s secondary schools to cater for the 17,000 additional students expected in 2020.

100

Budget Measures 2017-18

Department of Environment and Heritage Protection

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Future of Queensland’s Environmental Regulator	—	2,046	—	—	—

The Government is providing additional funding of $2 million in 2017-18 for the development of systems to enhance environmental regulatory capability and improve engagement with the community. The expense component of this measure can be found in Chapter 2 Expense Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Underground Coal Gasification - Linc Energy Mine Site	—	1,642	—	—	—

The Government is providing increased funding of $1.6 million in 2017-18 for the acquisition of plant and equipment to manage, remediate and dispose of ground and surface water impacted by underground coal gasification by-products. The expense component of this measure can be found in Chapter 2 Expense Measures.

This forms part of the Government’s overall package of $36.3 million over five years. Further details can be found in the Department of Natural Resources and Mines sections of this chapter and Chapter 2 Expense Measures.

101

Budget Measures 2017-18

Department of Housing and Public Works

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Housing Strategy	—	149,250	174,859	175,825	176,420

The Government is providing additional funding of $676.4 million over four years from 2017-18 and $120 million ongoing to support delivery of the Queensland Housing Strategy 2017-2027.

Total funding of $1.795 billion over 10 years for the Queensland Housing Strategy 2017-2027 will boost the supply of social and affordable housing to respond to population growth and housing affordability pressures, leverage private industry and local government support, and enable reforms to the housing services and support system. This forms part of the Government’s ten year $1.835 billion funding package for housing and homelessness.

The expense component of this measure can be found in Chapter 2 Expense Measures. Further details of the housing and homelessness package can be found in Chapter 1 Overview.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Government Employee Housing	—	18,505	22,908	10,449	15,558

The Government will provide increased funding of $67.4 million over four years from 2017-18 to ensure essential new construction and upgrade works are completed on Government employee housing and enable service delivery in locations where there are no alternative accommodation options. The expense component of this measure can be found in Chapter 2 Expense Measures.

102

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Construction of Government Employee Housing in Aurukun	1,280	11,811	9,509	—	—

The Government has provided additional funding of $22.6 million over three years from 2016-17 for the construction of 24 units of accommodation in Aurukun. These residences will satisfy urgent requirements for the provision of secure housing for government employees to support enhanced service delivery in this area.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Cairns Convention Centre Expansion	—	—	88,000	88,000	—

The Government will provide $176 million over two years from 2018-19 to extend the Cairns Convention Centre, following consideration of a business case in 2017-18. The expense component of this measure can be found in Chapter 2 Expense Measures.

103

Budget Measures 2017-18

Department of Infrastructure, Local Government and Planning

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Cross River Rail	—	—	62,000	1,061,000	829,000

The Government will provide increased funding of $1.952 billion over three years from 2018-19 to the Cross River Rail Delivery Authority to progress the Cross River Rail project. This, in addition to funding previously allocated, brings total funding for the project to $2.812 billion over four years.

This $5.409 billion project is the Government’s highest infrastructure priority with significant potential to boost jobs and economic growth, and add value to commercial and residential development sites across the region.

104

Budget Measures 2017-18

Department of Justice and Attorney-General

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Capricornia Correctional Centre Expansion	—	7,500	21,000	47,000	110,000

The Government is providing additional funding of $200 million over five years ($14.5 million for 2021-22) for an extra 164 beds to provide additional prisoner capacity. This expansion will also deliver additional infrastructure for increased prison industries, car park expansion, and upgrades to the waste water, mechanical services and electronic security systems.

The expense component of this measure can be found in Chapter 2 Expense Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Expansion of Prison Infrastructure for Women Prisoners	—	4,500	8,000	—	—

The Government is providing increased funding of $12.5 million over two years to deliver infrastructure for additional beds at Brisbane Women’s Correctional Centre. Further funding of $3.5 million in 2017-18 is being reprioritised by the department to fund this measure.

The expense component of this measure can be found in Chapter 2 Expense Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Transition of 17 year olds to the Youth Justice System	—	16,886	—	—	—

The Government is providing increased funding of $16.9 million in 2017-18 for capital works to support the transition of 17 year olds into the youth justice system.

This forms part of the Government’s total package of $199.6 million over four years to transition 17 year olds to the youth justice system. Further details of this funding can be found in the Department of Justice and Attorney-General, Queensland Police Service and Queensland Health sections of Chapter 2 Expense Measures.

105

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Courthouse Infrastructure	—	10,000	6,000	—	—

The Government is providing increased funding of $16 million over two years to upgrade and maintain courthouse infrastructure, including increased funding of $7.5 million for repair work at the Rockhampton courthouse.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Domestic and Family Violence Response - Specialist Domestic and Family Violence Courts	—	10,000	10,000	—	—

The Government is providing increased funding of $20 million over two years for capital works at Townsville and Beenleigh courthouses to support the rollout of specialist domestic and family violence courts in Queensland.

This forms part of the Government’s total package of $69.5 million over four years to rollout Specialist Domestic and Family Violence Courts, which includes $40.4 million over four years provided as a whole-of-Government contingency for this measure in the 2016-17 Budget. Further details of this package can be found in the Department of Communities, Child Safety and Disability Services, the Department of Justice and Attorney-General and Queensland Police Service sections of Chapter 2 Expense Measures.

This forms part of the Government’s overall package to respond to the Not Now, Not Ever report since the 2015-16 Budget.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Audio Visual Capability in the Criminal Justice System	—	4,965	7,208	6,936	6,256

The Government is providing additional funding of $31.6 million over five years ($6.3 million for 2021-22) reducing to $4.2 million per annum ongoing from 2022-23, to expand and upgrade existing audio visual capability in the criminal justice system.

106

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Re-establishment of the Drug Court	—	500	—	—	—

The Government is providing increased funding of $500,000 in 2017-18 to provide facilities for the re-establishment of the Drug Court.

This forms part of the Government’s total package of $32.6 million over four years ($22.7 million new funding and $9.9 million reprioritised funding) to reinstate the Drug Court and provide referral and support services.

Further details of this funding can be found in the Department of Housing and Public Works, the Department of Justice and Attorney-General, Queensland Health and Queensland Police Service sections of Chapter 2 Expense Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Parole System Review - Immediate Reforms	1,000	—	—	—	—

The Government has provided additional funding of $1 million in 2016-17 to implement Global Positioning System monitoring to enhance supervision of parolees and community safety.

This measure is part of a larger program reforming the Queensland Parole System, with total funding of $265 million over six years. Further details of this funding can be found in the Queensland Health and the Department of Justice and Attorney-General sections of Chapter 2 Expense Measures.

107

Budget Measures 2017-18

Department of National Parks, Sport and Racing

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Revitalising National Parks	—	15,000	20,000	—	—

The Government is providing increased funding of $35 million over two years to enhance critical infrastructure including nature based tourism opportunities and the management of the State’s national parks to protect natural and cultural values and maintain the breadth and quality of visitor experiences.

The expense component of this measure can be found in Chapter 2 Expense Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Daisy Hill Koala Bushland Precinct	500	1,800	—	—	—

The Government has provided increased funding of $2.3 million to improve and upgrade facilities in the Daisy Hill Koala Bushland Precinct in preparation for the Gold Coast 2018 Commonwealth Games. A further $1 million has been internally reprioritised by the department, bringing total funding to $3.3 million over two years.

108

Budget Measures 2017-18

Department of Natural Resources and Mines

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Strategic Resources Exploration Program	—	2,595	3,545	435	550

The Government is providing additional funding of $7.1 million over four years for the Strategic Resources Exploration Program. The funding will support initiatives targeted at the North West Minerals Province and further develop and diversify the Queensland resources sector.

This forms part of the Government’s overall package of $39 million over four years across several departments to deliver initiatives to support the North West Minerals Province.

The expense component of this measure can be found in Chapter 2 Expense Measures. Further details of this package can be found in the Department of State Development, the Department of Communities, Child Safety and Disability Services and the Department of the Premier and Cabinet sections of Chapter 2 Expense Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Texas Silver Mine Site	400	1,600	—	—	—

The Government has provided additional funding of $2 million over two years for the ongoing management of the disclaimed Texas Silver Mine site.

The expense component of this measure can be found in Chapter 2 Expense Measures.

109

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Linc Energy Mine Site	—	223	80	50	50

The Government is providing additional funding of $403,000 over four years to 2020-21, ongoing from 2021-22 to provide management and operational oversight of the Linc Energy Limited mine site. This forms part of the Government’s overall package of $36.3 million over five years.

The expense component of this measure can be found in Chapter 2 Expense Measures. Further details can be found in the Department of Environment and Heritage Protection section of Chapter 2 Expense Measures and Chapter 3 Capital Measures.

110

Budget Measures 2017-18

Department of Science, Information Technology and Innovation

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Science ICT Remediation and Renewal Program - Phase 1	—	2,880	—	—	—

The Government is providing additional funding of $2.9 million in 2017-18 for the first phase of the Science ICT Remediation and Renewal Program. The program aims to secure science ICT that supports services across Government. The expense component of this measure can be found in Chapter 2 Expense Measures.

111

Budget Measures 2017-18

Department of the Premier and Cabinet

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Arts Infrastructure and Refurbishment	—	6,000	4,000	4,000	3,500

The Government is providing additional funding of $17.5 million over four years for an Arts Infrastructure Investment Fund administered under the new Arts Infrastructure Investment framework, which will prioritise infrastructure projects on State owned arts and cultural facilities.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Family and Child Commission - Responsive Child Protection System	—	800	—	—	—

The Government is providing $800,000 in additional capital in 2017-18 for a project to enhance the Queensland Child Death Register and reporting capability, including an ICT upgrade and migration and entry of data from existing systems and files.

This forms part of a $2.9 million total package, which includes $2.1 million in additional expenses. Further details can be found in Chapter 2 Expense Measures.

112

Budget Measures 2017-18

Department of Transport and Main Roads

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Additional road projects funded in partnership with Federal Government	—	5,796	40,204	33,800	37,200

The Government is providing additional funding of $117 million over four years for state matching funding based on federal-state funding negotiations for projects committed by the Australian Government during the 2016 federal election. The projects include the Pacific Motorway - Gateway Motorway merge upgrade, Pacific Motorway - Mudgeeraba to Varsity Lakes six-laning, Mount Lindesay Highway upgrades and the Walkerston Bypass (near Mackay).

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Ferny Grove Station Precinct TOD Project	—	1,200	3,600	4,200	—

The Government is providing additional funding of $9 million over three years for the construction of additional commuter car spaces at the Ferny Grove rail station as part of the Ferny Grove Station Precinct Transit Oriented Development (TOD) project.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Camera Detected Offence Program	—	(23,650)	(27,650)	36,398	43,898

The Government is providing increased funding of $29 million over four years to reduce the incidence of road trauma on our roads. The funding under the Camera Detected Offence Program (CDOP) has been reprofiled to reflect expected revenues following the outcomes of the Queensland Audit Office review of the Camera Scheduling and Reporting System and is reviewed annually.

The Government is providing total increased funding of $45 million over four years across departments as part of CDOP. Further funding can be found in the Queensland Police Service section of this Chapter. The expense component of this initiative can be found in the Queensland Police Service section of Chapter 2 Expense Measures.

113

Budget Measures 2017-18

Electoral Commission of Queensland

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Electronic Disclosure System	2,700	—	—	—	—

The Government has provided additional funding of $2.7 million for the development of an Electronic Disclosure System (EDS). An EDS provides greater transparency of political donations in Queensland. The system enables the reporting and recording of gifts, donations and loans electronically by stakeholders and provides the information to the general public in real time. The expense component of this measure can be found in Chapter 2 Expense Measures.

114

Budget Measures 2017-18

Legislative Assembly of Queensland

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Broadcast of Proceedings and Members’ Video on Demand Upgrade	439	—	—	—	—

The Government has provided additional funding of $439,000 to upgrade the existing infrastructure and software platform delivering public broadcast of parliamentary and committee proceedings and related Video-on-Demand (VOD) media services delivered to Members.

The expense component of this measure can be found in Chapter 2 Expense Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Parliamentary Annexe Lift Upgrade Program	885	—	—	—	—

The Government has provided additional funding of $885,000 in 2016-17 for the urgent upgrade of two high use lifts within the Parliamentary Annexe.

115

Budget Measures 2017-18

Public Safety Business Agency

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Government Air Aircraft Maintenance and Compliance	6,010	6,087	—	—	—

The Government is providing additional funding of $12.1 million over two years for mandatory maintenance of Queensland Government Air’s rotary and fixed wing aircraft. This funding enables Queensland Government Air to continue to support the emergency helicopter network across the state for search and rescue, natural disasters, police and aeromedical operations and provide fixed wing transport services for police, government and organ transfer. The expense component of this measure can be found in Chapter 2 Expense Measures.

116

Budget Measures 2017-18

Queensland Fire and Emergency Services

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Accelerated Rural Fire Service Fleet Program	—	10,691	19,405	(10,691)	(19,405)

The government is providing funding of $30.1 million over two years to 2018-19 to provide an accelerated fleet replacement program for Rural Fire Brigades. Equivalent funding of $30.1 million will be internally reallocated from 2019-20 and 2020-21 to support the implementation of this program. The funding will enable the Department to acquire 160 vehicles over two years to replace ageing vehicles and ensure the government’s continued support of rural Queensland communities.

117

Budget Measures 2017-18

Queensland Health

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Integrated Electronic Medical Records Program	6,170	50,500	—	—	—

The Government has provided increased funding of $56.7 million over two years to support the continued rollout of the Integrated Electronic Medical Records Program. This Program will deliver an integrated suite of digital health care services to support a patient focused, networked model of healthcare to 24 hospitals across Queensland by 2020.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Health Infrastructure - priority rural and regional projects	—	47,600	51,900	96,400	12,500

The Government is providing additional funding of $208.4 million over four years for essential upgrades to health facilities and supporting infrastructure in rural and regional areas across the State. The funding will facilitate major redevelopments at Kingaroy Hospital, Blackall Hospital and Sarina Hospital, the redevelopment of the clinical services building and the relocation of the breast screen clinic at Townsville Hospital, the refurbishment of the emergency department and specialist outpatient facilities at Maryborough Hospital, a new mental health unit at Cairns Hospital, and the replacement of the primary health care centre on Mer (Murray) Island.

The program will also support upgrades to staff accommodation at various locations across the North West, Torres and Cape, Cairns and Hinterland and Townsville Hospital and Health Services.

118

Budget Measures 2017-18

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Health Infrastructure - South East Queensland - planning for growth	—	15,000	14,600	30,000	63,163

The Government is providing additional funding of $122.8 million over four years as an initial investment to enhance public hospital capacity and services in South East Queensland, including $19.6 million to expand the emergency department at Caboolture Hospital and $103.2 million for detailed planning and preparatory works for proposed redevelopments at Logan, Caboolture and Ipswich hospitals. Funding of $9 million in 2017-18 has also been internally reallocated by Queensland Health for the preparation of detailed business cases for proposed redevelopments at Logan, Caboolture and Ipswich Hospitals, bringing total funding for this measure to $131.8 million.

The South East Queensland hospital and health infrastructure package is a total of $200.6 million over four years. Further details can be found elsewhere in the Queensland Health section of this chapter and in the Department of Education and Training section of this chapter.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Health Infrastructure - South East Queensland - adolescent mental health facilities	958	8,713	45,320	13,246	—

The Government has provided additional funding of $68.2 million over four years to establish a new Adolescent Extended Treatment Facility at The Prince Charles Hospital and two new adolescent Step Up Step Down units in Brisbane, and to refurbish two adolescent Day Program spaces at Logan and the Gold Coast.

Total capital funding for new and upgraded adolescent mental health facilities is $68.9 million over four years. Further details can be found in the Department of Education and Training section of this chapter.

This measure is part of the South East Queensland hospital and health infrastructure package, which totals $200.6 million over four years. Further details can be found elsewhere in the Queensland Health section of this chapter.

119

Budget Measures 2017-18

Queensland Police Service

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Counter-Terrorism and Community Safety Centre - Westgate	—	3,500	24,200	19,000	—

The Government is providing additional funding of $46.7 million over three years and $6.1 million over three years to be held in contingency for the delivery of a contemporary Counter-Terrorism and Community Safety Centre at the Westgate Police Academy. This facility will include an indoor firearms range, a simunition training area, scenario village, and office accommodation for training staff.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Camera Detected Offence Program	—	(350)	(350)	950	950

The Government will provide increased funding of $1.2 million over four years for point-to-point and combined red light and speed cameras. The funding under the Camera Detected Offence Program (CDOP) has been reprofiled to reflect expected revenues following the outcomes of the Queensland Audit Office review of the Camera Scheduling and Reporting System and is reviewed annually.

The Government is providing total increased funding of $45 million over four years across departments as part of CDOP. Further funding can be found in the Department of Transport and Main Roads section of this Chapter. The expense component of this initiative can be found in the Queensland Police Service section of Chapter 2 Expense Measures.

120

Budget Measures 2017-18

Queensland Treasury

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Office of State Revenue - Transformation Program	—	11,699	5,479	561	—

The Government is providing additional funding of $17.7 million over three years to implement the Office of State Revenue Transformation Program. This will enable the delivery of an upgraded ICT platform and support improved revenue management services into the future.

The expense component of this measure can be found in Chapter 2 Expense Measures. The revenue component of this measure can be found in Chapter 4 Revenue Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Queensland Racing Integrity Commission - Compliance Enforcement Framework	—	2,283	2,123	979	524

The Government is providing additional funding of $5.9 million over four years to implement a capital works program for the Racing Science Centre. This funding will enable the upgrade of core drug testing technology and support investment in new technology to provide high quality testing services.

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Budget Measures 2017-18

4	Revenue Measures

Introduction

The following tables present the relevant portfolio revenue measures relating to decisions taken since the 2016-17 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

122

Budget Measures 2017-18

Whole-of-Government

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Government Indexation Policy	—	—	—	(25,000)	(53,000)

The Queensland Government has decided to move to a CPI-based escalation of fees and charges and the penalty unit from 2019-20 that will replace the previous Government’s policy of an indexation rate of 3.5% per annum. From 2019-20 onwards, the CPI is projected to increase by 2.5% per annum, consistent with the mid-point of the Reserve Bank of Australia’s target band.

This change is expected to result in a reduction in revenue of $25 million in 2019-20 and $53 million in 2020-21, reducing the increase in fees and charges subject to the Government indexation policy, including motor vehicle registration fees, transport and traffic fees and the Emergency Management Levy.

123

Budget Measures 2017-18

Department of Justice and Attorney-General

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Justice of the Peace Qualified and Commissioners for Declaration Handbook Revised Fees	—	342	300	150	150

The Government is increasing the fees for revised Duties of Justices of the Peace (Qualified) and the Duties of Commissioners for Declarations hard copy handbooks from $19.40 to $32.70 and from $9.65 to $29.05 respectively from 1 July 2017. The handbooks have been significantly reviewed and improved for content and design.

124

Budget Measures 2017-18

Department of Natural Resources and Mines

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Extending existing drought relief arrangements	—	—	—	—	—

As part of the extension of drought relief arrangements, the Government is providing fee and rental relief of up to $4.2 million in 2017-18, provisioned centrally. This includes rebates for land rental and the waiving of water licence fees for drought affected landholders and lessees. The estimate is dependent on drought declarations and the demand for drought assistance.

The Drought Assistance Package is a total of up to $34.6 million in 2017-18 across several departments to support drought affected communities across the State. Further funding can be found in the Department of Agriculture and Fisheries, Department of Communities, Child Safety and Disability Services, and Department of Energy and Water Supply sections of Chapter 2 Expense Measures.

125

Budget Measures 2017-18

Queensland Treasury

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Absentee Land Tax	—	20,000	21,400	22,800	24,200

The Government is introducing a 1.5% surcharge for absentee payers of land tax, as defined under the Land Tax Act 2010. The surcharge will apply to land holdings with a taxable value of $350,000 or higher, in addition to other land tax payable. Absentee owners benefit from a high standard of services and infrastructure delivered and maintained by a broad range of taxes. The surcharge will ensure absentee owners of land make a further contribution. This will have no impact on Queensland residents.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Office of State Revenue - Transformation Program	—	4,095	19,318	38,635	57,953

The Government is implementing the Office of State Revenue Transformation Program, which is designed to provide more effective and efficient revenue management services. It is estimated that this will result in a whole-of-government revenue increase of up to $197 million over the next five years.

The expense component of this measure can be found in Chapter 2 Expense Measures. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2016-17 $‘000	2017-18 $‘000	2018-19 $‘000	2019-20 $‘000	2020-21 $‘000
Rebate of Payroll Tax for Apprentices and Trainees	—	(12,000)	—	—	—

The Government is continuing the payroll tax rebate on the wages of apprentices and trainees at the increased rate of 50 per cent until 30 June 2018. This rebate is in addition to their wages being exempt and will be used as an offset against payroll tax payable on the wages of other employees.

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Queensland Budget 2017-18     Budget Measures     Budget Paper No.4

Queensland Budget 2017-18

Budget Measures  Budget Paper No.4